UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNUAL FINANCIAL REPORT

2018

CONTENTS

REPORT ON OPERATIONS

TIM Group
Key Operating and Financial Data - TIM Group	6
Financial and Operating Highlights of the Business Units of the TIM Group	18
Main Commercial Developments	29
Main changes in the regulatory framework	32
Competition	37
Consolidated Financial Position and Cash Flows Performance	40
Consolidated Data – Tables of detail	47
Social and environmental impact of operations and their economic aspects	55
Research and development	59
Consolidated Non-Financial Statement	65
Events subsequent to December 31, 2018	66
Business Outlook for the Year 2019	66
Main risks and uncertainties	68
Information for Investors	72
Related party transactions and direction and coordination activity	75
Alternative Performance Measures	76

TIM S.p.A.
Review of Key Operating and Financial Data - TIM S.p.A.	78
Financial Statements – TIM S.p.A.	90
Reconciliation of Consolidated Equity	96
Corporate Boards at December 31, 2018	97
Macro-Organization Chart	99

TIM GROUP CONSOLIDATED FINANCIAL STATEMENTS	101
Contents	104
Consolidated Statements of Financial Position	105
Separate Consolidated Income Statements	107
Consolidated Statements of Comprehensive Income	108
Consolidated Statements of Changes in Equity	109
Consolidated Statements of Cash Flows	110
Notes to the Consolidated Financial Statements	112
Certification of the Consolidated Financial Statements pursuant to Article 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	268
Independent Auditors’ Report

TIM S.p.A. SEPARATE FINANCIAL STATEMENTS	282
Contents	284
Statements of Financial Position	285
Separate Income Statements	287
Statements of Comprehensive Income	288
Statements of Changes in Equity	289
Statements of Cash Flows	290
Notes to the Separate Financial Statements of TIM S.p.A.	292
Certification of the Separate Financial Statements Pursuant to Article 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	433
Independent Auditors’ Report

OTHER INFORMATION	445
Report of the Board of Statutory Auditors	448
Proposed Resolutions	471
Glossary	472
Useful Information	490

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

Report on Operations

TIM Group

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

Olivetti, which is part of the Core Domestic Business segment, operates in the area of products and services for Information Technology, covering the “traditional” areas of the office and retail world, as well as the innovative world of IoT, M2M and Big Data.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically in relation to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

The Telecom Italia Sparkle group operates In the international field in the development of fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).	INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • South American subsidiaries • North American subsidiaries • European subsidiaries

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, the Tim Brasil group offers fiber optic data transmission using full IP technology, such as DWDM and MPLS and residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • TIM S.A.

Annual Financial Report as at December 31, 2018	The TIM Group	4

BOARD OF DIRECTORS

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Luigi Gubitosi

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Amos Genish

Paola Giannotti de Ponti (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (Lead Independent Director)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino
Anna Doro
Marco Fazzini
Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli
Antonia Coppola
Franco Dalla Sega
Laura Fiordelisi

Independent Auditors	PwC S.p.A.

Annual Financial Report as at December 31, 2018	Board of Directors and Board of Statutory Auditors of TIM S.p.A.	5

KEY OPERATING AND FINANCIAL DATA - TIM GROUP

Consolidated operating and financial data (*)

(millions of euros)		2018	2017	2016	2015	2014
Revenues		18,940	19,828	19,025	19,719	21,574

EBITDA	(1)	7,403	7,790	8,002	7,006	8,785

EBIT before goodwill impairment loss		3,151	3,291	3,722	3,203	4,529

Goodwill impairment loss		(2,590)	—	—	(240)	—

EBIT	(1)	561	3,291	3,722	2,963	4,529

Profit (loss) before tax from continuing operations		(777)	1,777	2,799	453	2,350

Profit (loss) from continuing operations		(1,152)	1,287	1,919	50	1,420

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	—	47	611	541

Profit (loss) for the year		(1,152)	1,287	1,966	661	1,961

Profit (loss) for the year attributable to Owners of the Parent		(1,411)	1,121	1,808	(70)	1,351

Spectrum & capital expenditures		6,408	5,701	4,876	5,197	4,984

Consolidated financial position data(*)

(millions of euros)		12/31/2018	12/31/2017	12/31/2016	12/31/2015	12/31/2014
Total Assets		65,619	68,783	70,446	71,268	71,596

Total Equity		21,747	23,783	23,553	21,249	21,584

- attributable to Owners of the Parent		19,528	21,557	21,207	17,554	18,068

- attributable to non-controlling interests		2,219	2,226	2,346	3,695	3,516

Total Liabilities		43,872	45,000	46,893	50,019	50,012

Total Equity and Liabilities		65,619	68,783	70,446	71,268	71,596

Share capital		11,587	11,587	11,587	10,650	10,634

Net financial debt carrying amount	(1)	25,995	26,091	25,955	28,475	28,021

Adjusted net financial debt	(1)	25,270	25,308	25,119	27,278	26,651

Adjusted net invested capital	(2)	47,017	49,091	48,672	48,527	48,235

Debt Ratio (Adjusted net financial debt/Adjusted net invested capital)		53.7%	51.6%	51.6%	56.2%	55.3%

Consolidated profit ratios(*)

		2018	2017	2016	2015	2014
EBITDA/Revenues	(1)	39.1%	39.3%	42.1%	35.5%	40.7%

EBIT/Revenues (ROS)	(1)	3.0%	16.6%	19.6%	15.0%	21.0%

Adjusted Net Financial Debt/EBITDA	(1)	3.4	3.2	3.1	3.9	3.0

(*)

Since January 1, 2018, the TIM Group has adopted: the IFRS 9 accounting standard (Financial Instruments) retrospectively - using the specific exemptions in the standard and without restating comparative figures of previous periods - and the IFRS 15 accounting standard (Revenue from contracts with customers), using the modified retrospective method. Consequently, operating and financial data of previous years have not been restated. In addition, as allowed by IFRS 9, the TIM Group decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9. Further details are provided in the Note “Accounting Policies” to the Consolidated Financial Statements at December 31, 2018 of the TIM Group.

(1)	Details are provided under “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	6

Headcount, number in the Group at year end (1)

(number)	12/31/2018	12/31/2017	12/31/2016	12/31/2015	12/31/2014
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	57,901	59,429	61,229	65,867	66,025

Headcount relating to Discontinued operations/Non-current assets held for sale	—	—	—	16,228	16,420

Headcount, average number in the Group(1)

(equivalent number)	2018	2017	2016	2015	2014
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	54,423	54,946	57,855	61,553	59,285

Headcount relating to Discontinued operations/Non-current assets held for sale	—	—	2,581	15,465	15,652

Financial performance measures

TIM S.p.A.

(euros)		2018	2017	2016
Share prices (December average)
- Ordinary		0.55	0.73	0.79

- Savings		0.47	0.60	0.64

Dividends per share	(2)
- Ordinary		—	—	—

- Savings		0.0275	0.0275	0.0275

Pay Out Ratio	(2) (*)	13%	9%	10%

Market capitalization (in million euros)		11,153	14,779	15,901

Market to Book Value	(**)	0.61	0.74	0.84

Dividend Yield (based on December average)	(2) (***)
- Ordinary		—	—	—

- Savings		5.86%	4.55%	4.27%

TIM Group

(euros)	2018	2017	2016
Basic earnings per share – ordinary shares	(0.07)	0.05	0.08

Basic earnings per share – savings shares	(0.07)	0.06	0.09

Diluted earnings per share – ordinary shares	(0.06)	0.05	0.08

Diluted earnings per share – savings shares	(0.06)	0.06	0.09

(1)	Includes employees with temp work contracts.
(2)

For 2018, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting held on March 29, 2019. For all periods, the reference index was assumed to be the Parent’s Earnings, calculated by excluding non-recurring items (as detailed in the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of TIM S.p.A. at December 31, 2018).

(*)	Dividends paid in the following year/Profit for the year.
(**)	Capitalization/Equity of TIM S.p.A..
(***)	Dividends per share/Share prices.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	7

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

On November 22, 2016, Regulation (EU) No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As allowed by the accounting standard, the Tim Group:

•

did not restate the comparative information provided in the year of first application, also due to the complexity of reformulating values at the beginning of the first year presented without the use of factors known later; therefore, the effects deriving from the first application of IFRS 9 were recognized in equity at January 1, 2018;

•	decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9.

The different classification of financial assets had no substantial impact for the TIM Group on the measurement of those assets, while the introduction of the expected credit loss model replacing the incurred loss model required by IAS 39, resulted in a reduction of 107 million euros in consolidated equity at the transition date of January 1, 2018.

On September 22, 2016, Commission Regulation (EU) No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Commission Regulation (EU) No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was positive for 19 million euros and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation and installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

Further details are provided in the Note “Accounting Policies” to the Consolidated Financial Statements at December 31, 2018 of the TIM Group.

To enable the year-on-year comparison of the economic and financial performance for the year 2018, this Report on Operations also shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

FINANCIAL AND NON-FINANCIAL HIGHLIGHTS

In terms of economic and financial performance in 2018:

•

Consolidated revenues amounted to 18,940 million euros; comparable consolidated revenues amounted to 19,109 million euros, showing a drop of 3.6% compared to 2017, mainly due to the effects of the major depreciation of the Brazilian real, which lowered the contribution of the Brazil Business Unit to consolidated revenues, which are denominated in euros; in organic terms the Group’s consolidated revenues increased by 0.1%.

Consolidated revenues for the fourth quarter of 2018 amounted to 4,863 million euros. The comparable figure (4,892 million euros) shows a drop of 5.0% (-2.5% in organic terms).

•

EBITDA was equal to 7,403 million euros; Comparable EBITDA amounted to 7,713 million euros, down by 1.0% on 2017 (+2.6% in organic terms), with an EBITDA margin of 40.4%, +1.1 percentage points on the figure for 2017 (40.4% in organic terms, +1.0 percentage points).

EBITDA for 2018 reflected a negative impact totaling 408 million euros relative to non-recurring net expenses.

EBITDA for 2017 reflected non-recurring expenses for a total of 883 million euros.

In the absence of these impacts, organic EBITDA would have been equal to 8,121 million euros, down by 3.4% over 2017, with an EBITDA margin of 42.4% (-1.6 percentage points).

EBITDA for the fourth quarter of 2018 amounted to 1,625 million euros. Comparable EBITDA amounted to 1,683 million euros, up by 6.7 million euros compared to the fourth quarter of 2017 (+10.9% in organic terms).

•	EBIT amounted to 561 million euros; comparable EBIT amounted to 727 million euros, down -77.9% on 2017 (-77.3% in organic terms).

The EBIT was pulled down by 2,590 million euros relating to the goodwill impairment loss attributed to the Core Domestic Unit and International Wholesale: specifically, as at September 30, 2018, a goodwill impairment loss of 2.0 billion euros was recognized for the goodwill assigned to the Core Domestic Unit; during preparation of the annual financial statements, the impairment test was repeated and an additional impairment loss of 450 million euros for the Core Domestic Unit was recognized - bringing the overall impairment loss for 2018 to 2,450 million euros - as well as an impairment loss of 140 million euros for the goodwill assigned to International Wholesale.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	8

Excluding this impairment loss as well as the negative impact of non-recurring net expenses totaling 408 million euros (912 million euros in 2017, at constant exchange rates), the change in EBIT would have been -9.5%.Consolidated EBIT for the fourth quarter of 2018 amounted to -56 million euros. Comparable EBIT amounted to -35 million euros (457 million euros in the fourth quarter of 2017).

•

Consolidated net loss for the year attributable to Owners of the Parent amounted to 1,411 million euros (while a net profit of 1,121 million euros was posted in 2017). The positive contribution from operating activities and the recognition of deferred tax assets in Brazil was offset by the aforementioned goodwill impairment loss of the Core Domestic Unit and International Wholesale, as well as other non-recurring net expenses and the effects of IFRS 9 and 15 application. Excluding those impacts, consolidated net profit for 2018 attributable to Owners of the Parent would have amounted to over 1.4 billion euros.

•

Capital expenditures in 2018 amounted to 6,408 million euros. On a comparable basis, they amounted to 6,558 million euros (5,701 million euros in 2017), showing an increase of 857 million euros. In particular, the increase deriving from higher investments in mobile phone licenses - and in particular the purchase by the Domestic Business Unit in the last quarter of 2018 of the rights to use 5G frequencies (2,399 million euros) - was offset by lower capital expenditures in fixed and mobile domestic networks, also due to the coverage levels achieved with current technology, as well as the fluctuations in Brazilian exchange rates.

•

Adjusted net financial debt amounted to 25,270 million euros at December 31, 2018, a decrease of 38 million euros compared December 31, 2017 (25,308 million euros): cash flow generation from operations and financing activities in 2018 was affected by the payment of 739 million euros of income taxes, 477 million euros relative to the portion of the award amount due for 2018 for rights to use 3700-3800 MHZ and 26.5-27.5 GHZ frequencies in Italy and the payment of dividends for a total of 256 million euros.

Financial highlights for the year

			2018 comparable	2017	% Change
(millions of euros)		2018	(a)	(b)	(a-b)		Organic
Revenues		18,940	19,109	19,828	(3.6)		0.1

EBITDA	(1)	7,403	7,713	7,790	(1.0)		2.6

EBITDA Margin		39.1%	40.4%	39.3%	1.1	pp

Organic EBITDA Margin		39.1%	40.4%	39.4%	1.0	pp

EBIT before goodwill impairment loss		3,151	3,317	3,291	0.8

Goodwill impairment loss		(2,590)	(2,590)	—

EBIT	(1)	561	727	3,291	(77.9)		(77.	3)

EBIT Margin		3.0%	3.8%	16.6%	(12.8	)pp

Organic EBIT Margin		3.0%	3.8%	16.8%	(13.0	)pp

Profit (loss) for the year attributable to Owners of the Parent		(1,411)	(1,298)	1,121	—

Capital expenditures & spectrum		6,408	6,558	5,701	15.0

		12/31/2018		12/31/2017	Change Amount
Adjusted net financial debt	(1)	25,270		25,308			(38)

•	Details are provided under “Alternative Performance Measures”.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	9

Financial highlights for the fourth quarter

		4th Quarter	4th Quarter 2018 comparable	4th Quarter 2017	% Change
(millions of euros)		2018	(a)	(b)	(a-b)		Organic
Revenues		4,863	4,892	5,149	(5.0)		(2.5)

EBITDA	(1)	1,625	1,683	1,577	6.7		10.9

EBITDA Margin		33.4%	34.4%	30.6%	3.8	pp

Organic EBITDA Margin		33.4%	34.4%	30.3%	4.1	pp

EBIT before goodwill impairment loss		534	555	457	21.4

Goodwill impairment loss		(590)	(590)	—

EBIT	(1)	(56)	(35)	457	—		—

EBIT Margin		(1.2)%	(0.7)%	8.9%	(9.6	)pp

Organic EBIT Margin		(1.2)%	(0.7)%	8.6%	(9.3	)pp

Profit (loss) for the period attributable to owners of the Parent		(543)	(528)	88	—

•	Details are provided under “Alternative Performance Measures”.

* * *

The obligations laid down in Legislative Decree 254/2016, regarding the disclosure of sensitive information of a non-financial nature and on diversity, have been the object of reporting by TIM Group since 1997, the year in which the Group published its first “Social Report”, subsequently extended to cover environmental issues.

The current Sustainability Report follows a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is based on the main reference standard for Sustainability Reporting and on the principles (inclusivity, materiality, responsiveness) of the AA1000 AccountAbility Principles Standard (APS 2008), adopted by the Group as of the 2009 Financial Statements.

The 2018 materiality matrix, which summarizes the point of view of the Company and stakeholders, also identified the Sustainable Development Goals which the Group considers it can significantly contribute to, through its own operations.

Such non-financial reporting stands alongside the company’s positioning in major sustainability indices, which in 2018 saw the TIM Group included, for the 15th consecutive year, in the Dow Jones Sustainability Indices World (DJSI World) and Europe (DJSI Europe), and its inclusion in the Euronext Vigeo World 120, Eurozone 120 and Europe 120 indices.

For more details of TIM’s approach to sustainability and results achieved, see the 2018 Sustainability Report - Non-Financial Disclosure.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	10

Non-recurring events - other one-off items

In the years 2018 and 2017, the TIM Group recognized non-recurring net operating expenses connected to events and transactions that by their nature do not occur on an ongoing basis in the normal course of operations and which have been shown because their amount is significant. Such expenses include the goodwill impairment loss, corporate restructuring and reorganization expenses, expenses resulting from regulatory disputes and sanctions and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers, as well as items related to adjustments relative to previous years.

In detail:

(millions of euros)	2018	2017
Non-recurring expenses (Income)
Revenues
Adjustments of revenues from previous years	62	—

Other income
Effect of Brazil BU tax recovery	(37)	—

Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	15	10

Employee benefits expenses
Expenses related to restructuring and rationalization and other expenses	233	697

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	135	176

Impact on EBITDA	408	883

Goodwill impairment loss on Core Domestic and International Wholesale	2,590	—

Impairment losses on intangible assets	—	30

Impact on EBIT	2,998	913

Non-recurring net expenses in 2018 included:

•	the goodwill impairment loss attributed to the Core Domestic unit and International Wholesale (2,590 million euros);

•	expenses related to company restructuring processes (233 million euros);

•

sundry expenses for 135 million euros including provisions to cover a fine of 74.3 million euros levied for alleged infringement of Article 2 of Italian Decree Law 21 of March 15, 2012 (the “Golden Power” rule) under a ruling of May 8, 2018. TIM lodged an appeal with the Lazio Regional Administrative Court (TAR), requesting the precautionary suspension of the decision. In July 2018, the TAR granted the application and suspended payment of the fine, setting a date for the appeal to be heard;

•

the adjustment of some contractual liabilities in order to align them with their estimated period end value. Specifically, liabilities relative to “prepaid” contracts were adjusted by a total of 62 million euros, wholly attributable to previous financial years;

•

the positive effect of the Brazil Business Unit tax recovery, equal to 37 million euros, following the favorable outcome of the tax dispute relative to the unconstitutional grounds of the law that entailed the inclusion of ICMS indirect tax in the base for calculating taxes on PIS and COFINS revenues.

Non-recurring expenses in 2017 chiefly included provisions for the start-up of the company restructuring plan of TIM S.p.A..

For comparative purposes only and to provide a better understanding of business performance in the reporting period, besides non-recurring transactions, “one-off” items are highlighted which, by their nature, are not linear or recurring, in the reporting period or the comparative period. Such above-mentioned items exclusively pertain to the Domestic market, are not subject to auditing and are produced for explanatory purposes only.

In 2017, positive one-off items for a total of 112 million euros were posted, relative to the differential impact arising from the revised estimate of the settlement value of some contractual liabilities with customers and suppliers.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	11

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 18,940 million euros in 2018.

Comparable revenues on the same accounting basis amounted to 19,109 million euros, down by 3.6% (-719 million euros) on 2017 (19,828 million euros); the decrease is mainly attributable to the Brazil Business Unit (-543 million euros), due to the depreciation of the Brazilian real of approximately 20% compared to 2017, and the Domestic Business Unit (-169 million euros). Without the negative exchange rate effect(1), the Brazil Business Unit saw growth of +189 million euros (+5.0%) and the organic change in consolidated revenues for the Group was up by 0.1% (+27 million euros).

Revenues for 2018 include a non-recurring adjustment of -62 million euros relating to previous financial years.

The breakdown of revenues on the same accounting basis for 2018 by operating segment is shown below, with comparative data provided for 2017.

	2018 comparable		2017		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	15,185	79.5	15,354	77.4	(169)	(1.1)	(1.0)
Core Domestic	14,161	74.1	14,249	71.9	(88)	(0.6)	(0.6)

International Wholesale	1,272	6.7	1,349	6.8	(77)	(5.7)	(4.7)

Brazil	3,959	20.7	4,502	22.7	(543)	(12.1)	5.0

Other Operations	—	—	—	—	—

Adjustments and eliminations	(35)	(0.2)	(28)	(0.1)	(7)

Consolidated Total	19,109	100.0	19,828	100.0	(719)	(3.6)	0.1

EBITDA

EBITDA amounted to 7,403 million euros for 2018.

Comparable EBITDA for 2018 totaled 7,713 million euros (7,790 million euros in 2017), showing a drop of 77 million euros (-1.0%); the EBITDA margin stood at 40.4% (39.3% in 2017; +1.1 percentage points).

Organic EBITDA rose by 192 million euros (+2.6%) compared to 2017, with the organic EBITDA margin posting an increase of 1.0 percentage points, from 39.4% in 2017 to 40.4% in 2018.

Organic EBITDA, net of the non-recurring component, amounted to 8,121 million euros (8,404 million euros in 2017). Specifically EBITDA for 2018 reflected a negative impact totaling 408 million euros referring to non-recurring expenses as already described.

For further details, see the Note “Non-recurring events and transactions” in the Consolidated Financial Statements as at December 31, 2018 of the TIM Group.

[1]

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.18121 in 2018 and 1.12946 in 2017 for the US dollar. For the Brazilian real, the average exchange rates used were 4.30628 in 2018 and 3.60584 in 2017. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	12

The drop essentially referred to the Brazil Business Unit for -347 million euros and was mainly driven by the negative exchange rate effect for 353 million euros. Excluding that effect, the item would have been positive and equal to approximately 6 million euros.

•	Employee benefits expenses (3,105 million euros; 3,084 million euros on comparable basis; 3,626 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Employee benefits expenses - Italy	2,744	3,248	(504)

Ordinary employee expenses and costs	2,520	2,551	(31)

Restructuring and other expenses	224	697	(473)

Employee benefits expenses – Outside Italy	340	378	(38)

Ordinary employee expenses and costs	331	378	(47)

Restructuring and other expenses	9	—	9

Total employee benefits expenses	3,084	3,626	(542)

EBITDA Margin	16.1	18.3	(2.2	)pp

The net decrease of 542 million euros was mainly driven by:

•

the decrease of 473 million euros for restructuring expenses and allocations to employee and other provisions of the Italian component. Specifically, a plan was launched at the end of 2017 for executive and non-executive staff to adopt, among others, Article 4(1–7-ter) of Law 92 of June 28, 2012 (the “Fornero Law”, which provides for early retirement arrangements). During 2018, Plan take-up was greater than initially forecast, while Decree Law 4 of January 28, 2019, which introduced significant changes in social security, allows wider accessibility in terms of recourse to assisted pensions. Therefore, estimates for staff leaving in 2019-2020 were revised, with additional non-recurring provisions being allocated for a total of 204 million euros; In 2017, provisions were already set aside for non-recurring expenses totaling 697 million euros;

•

lower ordinary employee expenses for the Italian component, which fell by 31 million euros, mainly due to the benefits delivered by the reduction of the average salaried workforce by -1,447 employees (excluding the component relating to the solidarity agreement), which only in part were offset by the termination, at the start of 2018, of the “defensive solidarity” agreements applied by TIM S.p.A.. The solidarity agreement was renewed in June 2018 for a further 12 months;

•

the decrease of 47 million euros in the component outside Italy of ordinary employee expenses, mainly due to the balance between the impact of the change in exchange rates and local remuneration dynamics of the Brazil Business Unit.

•	Other operating income (341 million euros; 341 million euros on comparable basis; 523 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Late payment fees charged for telephone services	60	59	1

Recovery of employee benefit expenses, purchases and services rendered	27	22	5

Capital and operating grants	39	51	(12)

Damages, penalties and recoveries connected with litigation	29	40	(11)

Partnership agreements and other arrangements with suppliers	22	129	(107)

Estimate revisions and other adjustments	73	188	(115)

Other	91	34	57

Total	341	523	(182)

Other operating income includes, inter alia :

•

contribution fees resulting from partnership agreements and other agreements with suppliers, designed to develop collaboration, in order to strengthen and stabilize industrial, commercial and real estate relations over time;

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	13

•

the non-recurrent item of 37 million euros recorded in 2018 by the Brazil Business Unit and concerning the positive effect of the tax recovery following the favorable outcome of the tax dispute relative to the unconstitutional grounds of the law that entailed the inclusion of ICMS indirect tax in the base for calculating taxes on PIS and COFINS revenues;

•

positive one-off items for a total of 112 million euros in 2017, relative to the differential impact arising from the revised estimate of the settlement value of some contractual liabilities with customers and suppliers.

•	Other operating expenses (1,259 million euros; 1,236 million euros on comparable basis; 1,208 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Write-downs and expenses in connection with credit management	495	400	95

Provision charges	189	228	(39)

TLC operating fees and charges	286	356	(70)

Indirect duties and taxes	125	111	14

Penalties, settlement compensation and administrative fines	73	33	40

Association dues and fees, donations, scholarships and traineeships	12	15	(3)

Other	56	65	(9)

Total	1,236	1,208	28

Other operating expenses included a non-recurring component of 135 million euros (176 million euros in 2017), 108 million euros relative to the Domestic Business Unit, mainly referred to the fine levied on May 8, 2018 in application of the “Golden Power” rule (Italian Decree Law no. 21 of 15/3/2012) and 27 million euros to the Brazil Business Unit for expenses concerning litigation.

Depreciation and amortization

Depreciation and amortization amounted to 4,255 million euros.

On the same accounting basis, depreciation and amortization amounted to 4,399 million euros, breaking down as follows.

(millions of euros)	2018 comparable	2017	Change
Amortization of intangible assets with a finite useful life	1,743	1,793	(50)

Depreciation of property, plant and equipment – owned and leased	2,656	2,680	(24)

Total	4,399	4,473	(74)

Net impairment losses on non-current assets

This item amounted to 2,586 million euros in 2018 and mainly refers to the overall goodwill impairment loss of 2,590 million euros, recognized during the year and related to the Domestic Business Unit.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment on at least an annual basis, when preparing the company’s consolidated financial statements. At September 30, 2018, with reference to the Core Domestic CGU, internal and external events and circumstances had arisen that led the company to carry out impairment testing on the CGU and brought a recognition of an Impairment loss relative for an amount of 2,000 million euros.

In the 2018 Financial Statements, the annual impairment test resulted in an additional impairment loss of 450 million euros on the goodwill attributed to the Core Domestic CGU - bringing the total impairment loss for the financial year 2018 to 2,450 million euros - as well as an impairment loss of 140 million euros on the goodwill attributed to the International Wholesale CGU.

With reference to the Brazil Cash Generating Units, the Impairment test exercise did not show any impairment losses to the Goodwill allocated to the said CGUs.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	14

In 2017, net impairment losses on non-current assets amounted to 37 million euros and mainly consisted of write-downs of intangible assets.

Further details are provided in the Note “Goodwill” to the Consolidated Financial Statements at December 31, 2018 of the TIM Group.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	15

EBIT

EBIT amounted to 561 million euros for 2018.

Comparable EBIT for 2018 totaled 727 million euros (3,291 million euros for 2017), a drop of 2,564 million euros (-77.9%) compared to 2017; the EBIT margin stood at 3.8% (16.6% in 2017).

Organic EBIT was down by 2,476 million euros (-77.3%), with an organic EBIT margin of 3.8% (16.8% in 2017).

Organic EBIT, net of the non-recurring component, amounted to 3,725 million euros (4,115 million euros in 2017), with an EBIT margin of 19.4% (21.6% in 2017).

EBIT for 2018 reflected the negative impact of non-recurring net expenses, including the aforesaid impairment loss on goodwill of the Core Domestic unit and International Wholesale totaling 2,998 million euros (912 million euros in 2017, at constant exchange rates).

Organic EBIT is calculated as follows:

			Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	561

Effect of adoption of new accounting standards	166

COMPARABLE EBIT – on the same accounting basis	727	3,291	(2,564)	(77.9)

Foreign currency financial statements translation effect		(88)	88

Changes in the scope of consolidation		—	—

ORGANIC EBIT	727	3,203	(2,476)	(77.3)

of which non-recurring income/(expenses)	(2,998)	(913)	(2,085)

Foreign currency translation effect on Non-recurring Income/(Expenses)		1	(1)

ORGANIC EBIT, excluding Non-recurring items	3,725	4,115	(390)	(9.5)

Exchange rate fluctuations mainly related to the Brazil Business Unit.

Income/(expenses) from investments

In 2018, this item showed a positive figure of 10 million euros and mainly included the dividends paid to TIM S.p.A. by the company Emittenti Titoli.

In 2017, this item amounted to an expense of 18 million euros and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., the liquidation of which was completed that year.

Finance income (expenses), net

Finance income (expenses) show a net expense of 1,348 million euros (expense of 1,495 million euros in 2017): the improvement was mainly driven by lower finance expenses, connected to the reduction in the Group’s average debt exposure and a drop in interest rates from the refinancing operations carried out over the last 12/18 months.

Income tax expense

This item amounted to 375 million euros, a drop of 115 million euros on 2017 (490 million euros). Specifically, the figure for 2018 benefited from approximately 200 million euros contributed by the Brazil Business Unit, from the recognition of deferred tax assets related to the tax recoverability of past losses recorded in previous years that had become recoverable based on the expected profits. This impact was offset by the Parent TIM S.p.A.’s higher taxes, in relation to the impact of certain items in the 2018 financial year which have no tax relevance (mainly driven by the goodwill impairment loss and other non-deductible sundry expenses and minor benefits).

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	16

Profit (loss) for the year

This item breaks down as follows:

(millions of euros)	2018	2018 comparable	2017
Profit (loss) for the year	(1,152)	(1,038)	1,287

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(1,411)	(1,298)	1,121

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the year attributable to Owners of the Parent	(1,411)	(1,298)	1,121

Non-controlling interests:
Profit (loss) from continuing operations	259	260	166

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the year attributable to Non-controlling interests	259	260	166

The net loss for 2018 attributable to Owners of the Parent amounted to 1,411 million euros (while a net profit of 1,121 million euros was posted in 2017). The positive contribution from operating activities and the recognition of deferred tax assets in Brazil was offset by the aforementioned goodwill impairment loss of the Core Domestic Unit and International Wholesale, as well as other non-recurring net expenses and the effects of IFRS 9 and 15 application. Excluding those impacts, consolidated net profit for 2018 attributable to Owners of the Parent would have amounted to over 1.4 billion euros.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	17

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

		2018 comparable	2017	Change (a-b)
(millions of euros)	2018	(a)	(b)	amount	%		% organic
Revenues	15,031	15,185	15,354	(169)	(1.1)		(1.0)

EBITDA	5,955	6,221	6,171	50	0.8		0.9

EBITDA Margin	39.6	41.0	40.2		0.8	pp	0.8	pp

EBIT	16	177	2,772	(2,595)	(93.6)		(93.6)

EBIT Margin	0.1	1.2	18.1		(16.9	)pp	(16.9	)pp

Headcount at year end (number)	48,200		49,851	(1,651)	(3.3)

	4th Quarter	4th Quarter 2018 comparable	4th Quarter 2017	Change (a-b)
(millions of euros)	2018	(a)	(b)	amount	%		% organic
Revenues	3,849	3,874	4,042	(168)	(4.2)		(4.2)

EBITDA	1,216	1,263	1,116	147	13.2		13.1

EBITDA Margin	31.6	32.6	27.6		5.0	pp	5.0	pp

EBIT	(235)	(216)	265	(481)	—		—

EBIT Margin	(6.1)	(5.6)	6.6		(12.2	)pp	(12.2	)pp

Fixed

	12/31/2018	12/31/2017	12/31/2016
Physical accesses at period end (thousands) (1)	18,212	18,995	18,963

of which retail physical accesses at period end (thousands)	10,149	11,044	11,285

Broadband accesses at period end (thousands) (2)	11,184	10,154	9,206

of which Retail broadband accesses at period end (thousands)	7,575	7,641	7,191

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.4	114.6	114.4

access and carrier network in optical fiber (millions of km - fiber)	16.4	14.3	12.6

Total traffic:
Minutes of traffic on fixed-line network (billions):	58.3	64.0	69.1

Domestic traffic	46.2	50.7	55.6

International traffic	12.1	13.3	13.5

Broadband volumes (PBytes) (3)	9,394	7,848	5,774

–	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
–	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.
–	DownStream and UpStream traffic volumes.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	18

Mobile

	12/31/2018	12/31/2017	12/31/2016
Lines at period end (thousands) (1)	31,818	30,755	29,617

Change in lines (%)	3.5	3.8	(1.3)

Churn rate (%) (2)	26.3	26.2	22.8

Total traffic:
Outgoing retail traffic (billions of minutes)	57.0	51.4	44.9

Incoming and outgoing retail traffic (billions of minutes)	85.4	78.1	69.6

Browsing traffic (PBytes) (3)	686.8	417.5	258.5

Average monthly revenues per line (in euros) – ARPU (4)	11.5	12.5	12.4

•	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.

•	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

•	National traffic excluding roaming.

•	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

Revenues for 2018 amounted to 15,031 million euros. Comparable revenues on the same accounting basis amounted to 15,185 million euros for 2018, down by 169 million euros on the previous year (-1.1%). Revenues for 2018 include a non-recurring adjustment of -62 million euros relating to previous financial years.

In the fourth quarter, revenues recorded a drop of 168 million euros (-4.2% compared to the fourth quarter of the 2017).

The revenues from services amounted to 13,834 million euros (-166 million euros over 2017, equal to -1.2%), impacted by the effects of a changed regulatory and competitive scenario (30-day pricing restored, entry of a fourth mobile operator and a reduction in the prices of some wholesale services).

In detail:

•

revenues from services for the fixed-line market amounted to 9,951 million euros, remaining stable with respect to 2017 despite stronger market competition. Such stabilization was due to higher retail ARPU, higher revenues from ICT solutions (+99 million euros compared to 2017, +14.8%) and from innovative services for data connectivity (+306 million euros, +14.4%), also driven by growth in Ultrabroadband customers (+1.0 million on 2017) that at the end of 2018 reached 3.2 million (5.4 million including wholesale lines). These dynamics offset the natural decline in revenues from traditional voice services (-334 million euros), due to the decrease in traditional accesses and lower regulated prices on some wholesale services (-65 million euros);

•

revenues from services for the Mobile market were equal to 4,513 million euros (-142 million euros, equal to -3.1% on 2017) and were affected to a greater extent by the changed regulatory and competitive scenario, with a downturn in calling and broadband ARPU.

Revenues from product sales, including the change in work in progress, amounted to 1,351 million euros in 2018 (-3 million euros on the previous year).

EBITDA

EBITDA for the Domestic Business Unit for 2018 amounted to 5,955 million euros.

Comparable EBITDA for 2018 totaled 6,221 million euros, up by 50 million euros compared to 2017 (+0.8%), with an EBITDA margin of 41.0% (+0.8 percentage points compared to the previous year).

Organic EBITDA rose by 53 million euros (+0.9%) compared to 2017, with the organic EBITDA margin posting an increase of 0.8 percentage points, from 40.2% in 2017 to 41.0% in 2018.

Organic EBITDA, net of the non-recurring component, amounted to 6,629 million euros (7,050 million euros in 2017). Specifically EBITDA for 2018 reflected a negative impact totaling 408 million euros referring to non-recurring expenses as already described.

In the fourth quarter of 2018, organic EBITDA amounted to 1,263 million euros, showing an increase of 146 million euros (+13.1%) compared to the fourth quarter of 2017, with the EBITDA margin posting an increase of 5.0 percentage points, rising from 27.6% in the fourth quarter of 2017 to 32.6% for 2018.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	19

Organic EBITDA is calculated as follows:

			Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	5,955

Effect of adoption of new accounting standards	266

COMPARABLE EBITDA – on the same accounting basis	6,221	6,171	50	0.8

Foreign currency financial statements translation effect	—	(3)	3

Changes in the scope of consolidation	—	—	—

ORGANIC EBITDA	6,221	6,168	53	0.9

of which non-recurring income/(expenses)	(408)	(882)	474

ORGANIC EBITDA - excluding Non-recurring items	6,629	7,050	(421)	(6.0)

In 2017, EBITDA also reflected some one-off items for a total of 112 million euros, relative to the differential impact arising from the revised estimate of the period end value of some contractual liabilities with customers and suppliers.

The changes in the main cost items, on the same accounting basis, are shown below:

(millions of euros)	2018 comparable	2017	Change
Acquisition of goods and services	6,289	6,235	54

Employee benefits expenses	2,761	3,266	(505)

Other operating expenses	742	704	38

In particular:

•	Acquisition of goods and services (6,360 million euros; 6,289 million euros on comparable basis; 6,235 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Acquisition of goods	1,733	1,628	105

Revenues due to other TLC operators and costs for telecommunications network access services	1,562	1,614	(52)

Commercial and advertising costs	792	751	41

Power, maintenance and outsourced services	876	949	(73)

Rent and leases	397	414	(17)

Other service expenses	929	879	50

Total acquisition of goods and services	6,289	6,235	54

% of Revenues	41.4	40.6	0.8

This item increased by 54 million euros compared to 2017. Costs for the acquisition of goods increased mainly due to higher purchasing volumes of equipment and handsets linked to the increase in product sales and to higher commercial and advertising costs, offset by a reduction in costs for energy and outsourced services, as a result of streamlining actions taken during the year.

•

Employee benefits expenses (2,781 million euros; 2,761 million euros on comparable basis; 3,266 million euros in 2017): went down by 505 million euros, driven chiefly by the same factors affecting the Italian employee benefits expenses component at Group level, to which readers are referred.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	20

•	Other operating income (273 million euros; 273 million euros on comparable basis; 471 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Late payment fees charged for telephone services	49	48	1

Recovery of employee benefit expenses, purchases and services rendered	27	22	5

Capital and operating grants	33	44	(11)

Damages, penalties and recoveries connected with litigation	28	39	(11)

Partnership agreements and other arrangements with suppliers	22	97	(75)

Estimate revisions and other adjustments	75	192	(117)

Other income	39	29	10

Total	273	471	(198)

Other operating income includes, among others, contribution fees resulting from partnership agreements and other arrangements with suppliers designed to develop the collaboration between the parties, in order to strengthen and stabilize industrial, commercial and real estate relations over time. In the 2017 financial year, Other income included the aforementioned “one-off” items for a total amount of 112 million euros.

•	Other operating expenses (763 million euros; 742 million euros on comparable basis; 704 million euros in 2017):

(millions of euros)	2018 comparable	2017	Change
Write-downs and expenses in connection with credit management	372	313	59

Provision charges	109	155	(46)

TLC operating fees and charges	48	55	(7)

Indirect duties and taxes	94	91	3

Penalties, settlement compensation and administrative fines	73	33	40

Association dues and fees, donations, scholarships and traineeships	11	13	(2)

Sundry expenses	35	44	(9)

Total	742	704	38

Other operating expenses include a non-recurring component of 108 million euros (176 million euros in the 2017 financial year), mainly referring to the fine imposed on May 8, 2018 in the application of Decree Law 21 of 3/15/2012 (“Golden Power rule”). The item also includes higher provision charges for bad debts (+10 million euros) compared to 2017 mainly attributable to difficulties and delays in collections from some South American and Mediterranean Basin operators.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	21

EBIT

EBIT for the Domestic Business Unit for 2018 amounted to 16 million euros.

Comparable EBIT for 2018 totaled 177 million euros (2,772 million euros in 2017), showing a drop of 2,595 million euros, with the EBIT margin at 1.2% (18.1% in 2017).

Organic EBIT was down by 2,594 million euros.

Organic EBIT, net of the non-recurring component, amounted to 3,175 million euros (3,683 million euros in 2017), with an EBIT margin of 20.8% (24.0% in 2017).

EBIT for 2018 reflected the negative impact of non-recurring net expenses, including the aforesaid impairment loss on goodwill of the Core Domestic unit and International Wholesale totaling 2,998 million euros (912 million euros in 2017, at constant exchange rates).

Consolidated EBIT for the fourth quarter of 2018 amounted to -235 million euros; Comparable EBIT amounted to -216 million euros (265 million euros in the fourth quarter of 2017).

Organic EBIT is calculated as follows:

			Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	16

Effect of adoption of new accounting standards	161

COMPARABLE EBIT – on the same accounting basis	177	2,772	(2,595)	(93.6)

Foreign currency financial statements translation effect		(1)	1

Changes in the scope of consolidation		—	—

ORGANIC EBIT	177	2,771	(2,594)	(93.6)

of which non-recurring income/(expenses)	(2,998)	(912)	(2,086)

ORGANIC EBIT, excluding Non-recurring items	3,175	3,683	(508)	(13.8)

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	22

Financial highlights of the Domestic Cash-Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash-Generating Units (CGU), as defined by IAS 36:

•

Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•

Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G Retail, Persidera and Noverca.

•

Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets. The segment includes the companies Olivetti, TI Trust Technologies and Olivetti Scuola Digitale (formerly Alfabook) and Telsy.

•

Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed-line and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies TN Fiber, Flash Fiber, TI San Marino and Telefonia Mobile Sammarinese.

•	Other (INWIT S.p.A. and support structures): includes:

•

INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•

Other Operations units: covering technological innovation and development, engineering, construction and operating processes for network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•

International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	23

Key results for 2018 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to 2017, on the same accounting basis.

Core Domestic

	2018		Change
(millions of euros)	comparable	2017	amount	%
Revenues	14,161	14,249	(88)	(0.6)

Consumer	7,573	7,737	(164)	(2.1)

Business	4,721	4,656	65	1.4

Wholesale	1,787	1,690	97	5.8

Other	80	166	(86)	(51.8)

EBITDA	6,127	6,029	98	1.6

EBITDA Margin	43.3	42.3		1.0	pp

EBIT	335	2,736	(2,401)	(87.8)

EBIT Margin	2.4	19.2		(16.8	)pp

Headcount at year end (number)	47,455	49,095	(1,640)	(3.3)

In detail:

•

Consumer: revenues for 2018 in the Consumer segment were equal to 7,573 million euros, down on the performance of the previous year (-164 million euros, -2.1%), in contrast to the growth registered in 2017, due to the changed competitive and regulatory scenario (entry of a fourth mobile operator, 30-day pricing restored). The same trend seen in total revenues also applied to revenues from services, which amounted to 6,834 million euros, down by 1.6% compared to the previous year (-114 million euros). In particular:

•

Mobile revenues amounted to 3,835 million euros (-1.5% on the previous year); revenues from services fell by 122 million euros (-3.7% over 2017), with a more marked slowdown in the fourth quarter compared to the trend observed the previous year, attributable to the changed regulatory and competitive scenario;

•

revenues from the Fixed-line market totaled 3,696 million euros, down over the previous year (-3.0%), but with revenues from services in line with 2017; this trend reflected a decrease in accesses, offset by higher ARPU levels.

•	Business: revenues for the Business segment amounted to 4,721 million euros, up by 65 million euros on 2017 (+1.4%) attributable to revenues from services (+1.4%). In particular:

•	Mobile revenues show a positive performance compared to 2017 (+1.8%), driven mainly by higher revenues from services (+1.2%) and, in particular, growth in new digital services (+2.7% on 2017);

•

Revenues from the fixed-line market rose by 41 million euros (+1.1% over 2017), thanks to the performance of services (+1.4%); lower prices and revenues from traditional services (connected with the technological shift towards VoIP systems and solutions) were more than offset by steady growth in revenues from ICT services (+14.7%).

•

Wholesale: revenues for the Wholesale segment in 2018 came to 1,787 million euros, up by 97 million euros compared to 2017 (+5.8%). Cuts to regulated prices, which lowered revenues by 65 million euros, were mainly offset by growth in access, driven by the Ultra-Broadband segment.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	24

International Wholesale

	2018		Change
(millions of euros)	comparable	2017	amount	%		% organic
Revenues	1,272	1,349	(77)	(5.7)		(4.7)

of which third party	1,084	1,152	(68)	(5.9)		(4.7)

EBITDA	111	154	(43)	(27.9)		(26.5)

EBITDA Margin	8.7	11.4		(2.7	)pp	(2.6	)pp

EBIT	(144)	37	(181)

EBIT Margin	(11.3)	2.7		(14.0	)pp	(14.0	)pp

Headcount at year end (number)	745	756	(11)	(1.5)

Revenues for the International Wholesale Cash-Generating Unit for 2018 totaled 1,272 million euros, showing a drop of 77 million euros on the 2017 figure (-5.7%). This trend is mainly related to the downturn in revenues from traditional telephone services and to the expiry of long-term contracts relative to the Mediterranean Basin area (IP/Data services).

The International Wholesale Cash-Generating Unit comprises the Telecom Italia Sparkle group companies; a share of the TIM group goodwill was allocated to the CGU. In the 2018 Financial Statements, the value of the assigned goodwill was written down for an amount of 140 million euros following the impairment test.

Further details are provided in the Note “Goodwill” to the TIM Group Consolidated Financial Statements at December 31, 2018.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	25

BRAZIL

	(millions of euros)			(millions of Brazilian reais)			Change
		2018			2018
	2018	comparable (a)	2017 (b)	2018	comparable (c)	2017 (d)	amount (c-d)	% (c-d)/d
Revenues	3,943	3,959	4,502	16,981	17,050	16,234	816	5.0

EBITDA	1,467	1,511	1,635	6,316	6,508	5,894	614	10.4

EBITDA Margin	37.2	38.2	36.3	37.2	38.2	36.3		1.9	pp

EBIT	564	569	535	2,428	2,449	1,931	518	26.8

EBIT Margin	14.3	14.4	11.9	14.3	14.4	11.9		2.5	pp

Headcount at year end (number)					9,658	9,508	150	1.6

The average exchange rates used for the translation into euro (expressed in terms of units of Real per 1 euro) were 4.30628 for 2018 and 3.60584 for 2017.

	(millions of euros)			(millions of Brazilian reais)			Change
	4th Quarter 2018	4th Quarter 2018 comparable (a)	4th Quarter 2017 (b)	4th Quarter 2018	4th Quarter 2018 comparable (c)	4th Quarter 2017 (d)	amount (c-d)	% (c-d)/d
Revenues	1,025	1,030	1,113	4,457	4,479	4,257	222	5.2

EBITDA	417	427	465	1,807	1,856	1,758	98	5.6

EBITDA Margin	40.5	41.4	41.3	40.5	41.4	41.3		0.1	pp

EBIT	186	188	195	807	813	729	84	11.5

EBIT Margin	18.1	18.2	17.1	18.1	18.2	17.1		1.1	pp

	2018	2017
Lines at period end (thousands) (*)	55,923	58,634

MOU (minutes/month) (**)	123.4	109.7

ARPU (reais)	22.4	20.2

(*)	Includes corporate lines.
(**)	Net of visitors.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	26

Revenues

Revenues for 2018 amounted to 16,981 million reais. Comparable revenues for 2018, amounting to 17,050 million reais, were up by 816 million reais (+5.0%) on the previous year.

Revenues from services, on the same accounting basis, amounted to 16,205 million reais, rising by 731 million reais on the 15,474 million reais posted for 2017 (+4.7%).

Revenues from product sales, on the same accounting basis, came to 845 million reais (760 million reais for 2017, +11.2%). The increase reflects the change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new retention offerings for higher-value postpaid customers.

On the same accounting basis, Mobile Average Revenue Per User (ARPU) for 2018 was equal to 22.4 reais, up by +11% on the figure for 2017 (20.2 reais), due to a general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

Total lines in place at December 31, 2018 amounted to 55.9 million, a decline of 2.7 million compared to December 31, 2017 (58.6 million). The lower figure was driven entirely by the prepaid segment (-5.1 million), only partially offset by growth in the post-paid segment (+2.4 million), in part due to the consolidation underway in the market for second SIM cards. Postpaid customers accounted for 36.2% of the customer base at December 31, 2018, an increase of 5.8 percentage points on December 2017 (30.4%).

Revenues for the fourth quarter of 2018 amounted to 4,457 million reais. Comparable revenues were equal to 4,479 million reais, an increase of 5.2% compared to the same period of the previous year (4,257 million reais).

EBITDA

EBITDA for 2018 amounted to 6,316 million reais.

Comparable EBITDA for 2018 amounted to 6,508 million reais, up by 614 million reais on the previous year (+10.4%). Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

The EBITDA margin, on the same accounting basis, rose by 1.9 percentage points on 2017 to reach 38.2%.

The Brazil Business Unit reported net non-recurring income in 2018 of 2 million reais, mainly relative to the positive effect of the favorable outcome of the tax dispute concerning the unconstitutional grounds of the law that entailed the inclusion of ICMS indirect tax in the base for calculating taxes on PIS and COFINS revenues (159 million reais at an EBITDA level), which was mainly offset by the recognition of expenses related to the forecast revision of labor litigation arising in previous years.

EBITDA, net of the non-recurring component, was equal to 6,506 million reais.

EBITDA for the fourth quarter of 2018 amounted to 1,807 million reais. On the same accounting basis, the figure came to 1,856 million reais, showing growth of 98 million reais on the fourth quarter of 2017. The EBITDA margin for the fourth quarter of 2018 stood at 41.4%, up by 0.1 percentage points on the same period of the previous year (41.3%).

The changes in the main cost items are shown below:

	(millions of euros)		(millions of Brazilian reais)
	2018 comparable (a)	2017 (b)	2018 comparable (c)	2017 (d)	Change (c-d)
Acquisition of goods and services	1,821	2,168	7,842	7,816	26

Employee benefits expenses	317	353	1,364	1,274	90

Other operating expenses	488	500	2,102	1,805	297

Change in inventories	(14)	6	(59)	20	(79)

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	27

EBIT

EBIT for 2018 amounted to 2,428 million reais. Comparable EBIT for 2018 rose to 2,449 million reais, up by 518 million reais (+26.8%) on the same period of the previous year (1,931 million reais). Growth was mainly driven by higher EBITDA (+614 million reais) and slightly higher depreciation and amortization (96 million reais).

Net of the non-recurring component, EBIT was equal to 2,447 million reais.

EBIT for the fourth quarter of 2018 amounted to 807 million reais. On the same accounting basis, the figure came to 813 million reais, showing growth of 84 million reais on the fourth quarter of 2017 (+11.5%). The EBIT margin for the fourth quarter of 2018 stood at 18.2%, up by 1.1 percentage points on the same period of the previous year (17.1%).

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	28

MAIN COMMERCIAL DEVELOPMENTS

DOMESTIC

Consumer

TIM is driving the country’s digital revolution, continuing to invest in innovation through the development of fixed and mobile ultrabroadband networks, platforms and highly customized quality services based on customer needs. TIM is also committed to spreading a digital culture for leisure, offering innovative, flexible and increasingly convergent products that boast the best multimedia content, with films, TV series, music, video games, sports’ news and major events, delivered through decoders, smart TVs, the Web and mobile apps.

In 2018, TIM continued to develop the fixed consumer market, with its new convergent, quadruple play deal for families TIM Connect,launched in April at a price starting from 26.90 euros/month. The deal offers a fiber connection with download speeds of up to 1000 Mbps and upload speeds of up to 100 Mgbs, including a free-loan modem and Timvision. The Gold version, at a price of 29.90 euros/month, also includes unlimited calls from home to landline numbers and national mobile numbers; while the Black version, at a price of 39.90 euros, offers 1,000 minutes of calls from a mobile telephone and 5 GB of data traffic, plus international calls to all zone 1 landline numbers.

All new TIM Connect deals also offer the TIM Expert service. For an additional charge, customers receive the expert assistance of a TIM engineer in their home when activating the deal, to test and optimize the performance of their new Internet connection. To support the launch of the new TIM Connect deals, additional promotions were offered and renewed during 2018; these include the promo Limited Edition or Winter Edition (with an extra 2 euros/month off the basic price for new customers), and specific promotions for customers purchasing deals online.

To support fixed-mobile convergence, TIM launched the TIM 100%promotion in March, targeting its most loyal customers that choose TIM as the operator for both their home and mobile connection, with 5 GB of data traffic free each month. In July, the promotion was extended to cover 3 SIM cards of TIM, even if not held in the name of the main SIM card owner, and the fixed network, for even greater benefits.

Throughout 2018, TIM continued to support the use of new fiber technology, with offers for customers that already have ADSL and can use the FTTCab service, to migrate towards the new technology, at no additional cost.

As regards the drop in customers due to transitions from fixed lines to the mobile segment, the new TIM Flexy offer was launched in November, targeting second-home owners in particular. TIM Flexy is the first deal for fixed network browsing at speeds of up to 200 Mbps, to use even for just one weekend. This solution, which is perfect for second-home owners and for homes used for occasional weekends away or short breaks is offered as a pay-as-you-go deal starting from €5.90. TIM Flexy is the solution for customers who want to connect from home when they want – for two, seven or thirty days. The Internet deal offers unlimited traffic, with no voice service.

Further developments were made in 2018 to bring Fixed-line Consumer deals in line with the obligations of AGCOM decisions, including Decision 292/18/CONS (which establishes a new system to identify various types of Internet accesses based on the type of connection between the exchange and the user location), and Decision 348/18/CONS (which establishes measures on access to an open Internet, with specific reference to the freedom of choice of handsets).

As regards the mobile sector, TIM continued to support the development of 4G and 4.5G ultrabroadband during 2018, achieving important goals - and first and foremost its download speed record in Ookla tests. Important progress was also made in terms of coverage: at national level, 4G technology has now reached more than 7,300 municipalities, covering over 98% of the population. The company continued the steady roll-out to Italy’s major cities of 4.5G services (LTE Advanced technology), which offer data connection speeds of up to 700 Megabits per second.

TIM’s technological leadership was confirmed with its acquisition of 5G frequencies, which are fundamental for the future development of mobile services that can revolutionize the lives of citizens, consumers and businesses alike, steering the country towards a dimension in which everything is smarter and more connected: from public safety to transport, from environmental monitoring to health, tourism and culture, and even applications for media, education and virtual reality. TIM has already run numerous live trials with 5G in Turin, Bari and Matera, and in the Republic of San Marino, where it has already implemented services for a Smart City, health, tourism and culture.

Technological leadership means a competitive edge for TIM, which is fundamental for making it mark in a highly competitive market. By making the most of the distinctive quality of the 4G and 4.5G network, TIM has been able to continue its “value” strategy and focus on the quality of its offering, maintaining a premium position on the market.

Another essential aspect of its business strategy in 2018 was customer retention, with the focus on reducing churn rates and stabilizing customer spending. As part of the campaign, a range of deals was launched (TIM Special, TIM Young, TIM 60+, TIM International) offering content benefits and subscription discounts for customers choosing to direct debit the subscription fee from their bank account or credit card. Plus, to increase awareness and satisfaction, TIM Party was launched - the retention program for all TIM customers that can only be accessed online.

The program has three levels:

•	extensive benefits for all customers joining the program;

Report on Operations of the TIM Group	Main Commercial Developments	29

•	specific benefits for clusters selected based on how long customers have been with TIM and the presence of several TIM services (3Play, 4Play);

•	competitions with prizes.

TIM Party, with its innovative, differentiated format, aims to increase customer retention, the penetration of 3-4Play services, the digital customer base as well as approval levels.

At the same time, efforts continued to focus on the spread of new smartphones through the offer of premium content and unique formulas, such as the “NEXT” smartphone renewal deal. TIM was the first to offer this kind of deal, allowing the customer to replace their smart phone every year at no cost, with extra services such as protection against damage and theft.

Lastly, during the year the company also continued its segment-based approach, with dedicated value propositions according to the varying needs of the targets. In particular, for Young customers, initiatives included targeted music deals and special content offers for customers choosing to direct debit subscription charges from their bank account or credit card. For the youngest customers (Young Junior), TIM focused on expanding the content it offers to appeal both to younger children (TIM Games) and parents (TIM Protect, to control Internet browsing, and tracking services and devices). Finally, for Senior customers, the company expanded its offering with targeted features such as dedicated 24/7 telephone assistance and simplified smartphones.

Business

TIM’s work in the Business market during 2018 focused on four main areas:

•	supporting positive growth in the Fixed-line and Mobile customer bases, in keeping with trends in the various segments (fixed-line, mobile and IT) and gradually increasing revenues;

•

further consolidating the Customer Base retention process with structural action targeting offers as well as Customer Experience, through a “more for more policy” that makes the most of TIM’s profile as an integrated operator;

•	further consolidating commercial monitoring of the market, above all by increasing the proximity of direct and indirect sales channels;

•

extending leadership in the ICT market by increasing products targeting “over-the-network” services and data deals for the large customer segment and through “off-the-shelf” cloud computing solutions for SMEs, based on a multi-cloud approach.

The main goals of 2018 were protecting the Customer Base and consolidating TIM’s position as a national player that can meet the IT needs of SMEs, large companies and the public administration. These goals were pursued by maintaining a distinctive product offering and consolidating the commercial front end, which has also been functional in the gradual migration of the services mix used by customers towards more updated models based on the extensive adoption of fixed network Fiber/VoIP connectivity, mobile network LTE and Cloud solutions. Considerable effort has gone into developing the ARPU, through bundle deals and by leveraging professional services that are distinctive and highly visible.

For the fixed-line network in particular towards the SOHO-SME segment, TIM has further simplified its offering, focused on Fiber and VoIP solutions. The growth in ARPU and loyalty has been supported by bundle deals for Unified Communication services (Tim Comunicazione Integrata Smart), together with mobile network and IT services, delivering major opportunities for end users in terms of efficiency and new business development.

With a view to improving customer care management, new customer segmentation was developed, combining customer value with technology, and pre-retention actions based on predictive models were stepped up.

For high-end customers, the main new feature was the launch of the first offer of SD-WAN, which gives users greater flexibility in managing their bandwidth needs. The proposition of cloud computing services was stepped up further, offering - alongside consolidated VoIP and advanced Collaboration service -the “cloud-on premise” deal with SIP trunking as part of the TIM Comunicazione Integrata, in synergy with the development of IT services.

The award of the Consip LAN 6 agreement drove the development of projects in the last part of the year to update the local connectivity of the public administration sector.

The development of the Information Technology offering focused on leveraging Data Center assets and on the offer of Security, Communication as a Service and Business Solutions.

Efforts were stepped up, with respect to 2017, to promote the adoption of SPC Cloud Lotto 1 solutions for the Public Sector, in particular cloud-based IaaS, PaaS, SaaS solutions, with important projects being started by numerous major local public authorities in 2018.

The integration of connectivity deals with public cloud services managed by TIM was exemplified by the launch of the TIM Safe Web secure DNS deal, integrated with all basic Internet connectivity bundles for the SOHO-SME segment, protecting over 500,000 customer accesses from over 450 million fraudulent events or IT threats. A project was set up to develop multi-cloud IT services provided by TIM, through strategic partnerships with leading providers of IT Cloud over the top services. The IT offering for SMEs continued to be developed with the Digital Store Market Place featuring around 160 solutions for SMEs, also developed by partners in the TIM Open environment, using both a horizontal and vertical approach to new e-commerce, e-payment, security, and video control solutions, to give just a few examples.

In terms of Mobile services, the Mobile Ultra-Broadband service over the LTE and VoLTE networks continued to be developed in 2018, while also expanding the offering with VAS and IT bundle solutions, with a “more money for more value” mindset. During the year, the total acquisition of lines went up considerably, despite a competitive market where the presence of a newcomer was more than offset by the performance in MNP and M2M acquisitions.

Report on Operations of the TIM Group	Main Commercial Developments	30

For our high-end customers, alongside contract renegotiations with large customers to defend revenues, the Tutto Smart offering continued, which provides a bundle of services for smartphones and tablets with All-Risk Assistance.

Lastly, Olivetti continued to optimize its more “traditional” offering in the office and retail sectors in 2018, channeling its products into a single business line to transform them from a simple hardware component into a hub delivering integrated digital solutions (cash registers and multifunction printers in particular). This optimization also targeted more “innovative” areas of the world of IoT, M2M and Big Data. Excellent results in smart metering and tracking were achieved.

BRAZIL

In 2018, TIM Brazil fully renewed its range of offers to reposition the brand with high-value customers, leveraging its leadership in the 4G network.

The change in approach had a major impact on the mix of the customer base, mainly in the prepaid segment, resulting in the progressive and marked migration of customers from single service daily plans (voice and/or data) to recurring weekly/monthly plans that bundle voice and data packages with other value-added digital services (music, e-reading and video streaming), all with a view to stabilizing future revenue flows and proactively managing the ongoing consolidation of the market for second SIMs.

The main sales initiatives included:

•

the launch of a new range of recurring bundle offers (TIM Pre TOP) for the prepaid segment, which offer comprehensive and differentiated solutions for voice and data services, and packages of unlimited social networks for a specific period (two weeks);

•

New TIM Controle: TIM Controle with social networks was launched in the third quarter. The offer now includes unlimited social networks for three months, a 5 GB data package and unlimited calls to any carrier, costing 49.99 reais per month. The offer was launched through a major media campaign, featuring top artists with great appeal to the target audience;

•

Fixed: The focus on investing in FTTH (Fiber To The Home) expansion continues, with higher speed offers and optimal connection stability. TIM began to invest in this type of technology in the fourth quarter of 2017, closing the fourth quarter of 2018 with the number of households with FTTH available representing 24% of the total coverage;

•	TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, is available in 123 cities.

Report on Operations of the TIM Group	Main Commercial Developments	31

MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

In this section we report the main changes in the regulatory framework in 2018 in the Domestic region.

As regards the Antitrust proceedings (A514, I799 and I820), as well as the proceedings regarding the 28-day invoicing, see the Note “Disputes and pending legal actions, other information, commitments and guarantees” in the TIM Group Consolidated Financial Statements at December 31, 2018.

Wholesale fixed-line markets

Fixed network access market analysis

On February 20, 2017, AGCom launched the fourth cycle of access market analysis (resolution 43/17/CONS) to review the obligations and economic terms of wholesale access services for the 2018-2021 period.

The market analyses also take into account TIM’s voluntary legal separation project relative to the fixed access network, notified to AGCom on March 27, 2018.

On January 18, 2019, AGCom put the result of coordinated access market analyses to a public consultation (resolution 613/18/CONS), proposing the following:

•	confirmation of TIM as operator with significant market power (SMP) on the access market for all of Italy with the exclusion of Milan, where the regulation was repealed ex ante;

•

positive assessment of the project to separate the TIM access network, but with a limited impact on how obligations will evolve, as AGCom believes elements of vertical integration still exist (in the project notified to AGCom, the network company – NetCo – is held 100% by TIM);

•

elimination of the obligation to guide the cost of wholesale prices in municipalities considered “contestable” (up to 45 in the 1st year with annual update possible, based on developments in alternative infrastructures and the market); these prices are tested ex ante for replicability;

•	wholesale subscription charges for copper and fiber for 2018 the same as 2017;

•	gradual increase in the full unbundling price (ULL) and bitstream price on copper in the 2019-2021 period;

•	sub loop unbundling (SLU) price stability in the 2019-2021 period;

•	gradual decrease in fiber access prices (VULA FTTC and FTTH) and price differentiation of the bandwidth in the 2019-2021 period, depending on whether the access line is on a copper or NGA network;

•	repeal of current replicability obligations in public tenders;

•	reduction in times for giving notice of the closure of exchanges whose duration depends on NGA network coverage (including FWA technology) in the area where the exchange is present;

•	possibility to use vectoring in FTTC cabinets where sub loop unbundling (SLU) is not used by alternative operators;

•	elimination of current asymmetries in procedures to change operator between processes to return to TIM and changing from TIM to alternative operators.

It is estimated that AGCom will reach a final decision between June and July 2019, after the deadline for the national consultation and subsequent opinions issued by the European Commission and AGCM.

Infratel Tenders for the subsidizing of Ultra-broadband networks

On April 4, 2018, Infratel launched a consultation on the public investment plan for “gray areas”. As stated in the consultation document, the aim of public intervention in gray areas is to support investment projects in networks able to provide symmetrical 1 Gbps upload and download speeds, thereby delivering step change innovation in current networks. The consultation process is required by EU regulations governing state aid, before the formal notification of the plan to the European Commission. State aid measures can only be implemented with the prior approval of the Commission.

On April 19, 2018, Infratel announced a third call for tenders for contracts worth a total of 103 million euros to cover the remaining “white areas” of the ultra-broadband network not covered by private service providers, all located in Calabria, Apulia, and Sardinia. TIM did not make any technical/price proposals. On December 19, 2018, the contract was awarded to Open Fiber.

Report on Operations of the TIM Group	Main changes in the regulatory framework	32

Wholesale mobile network markets

Mobile termination market analysis

On January 22, 2018, AGCom published its final decision on mobile network termination market analysis (resolution 599/18/CONS). AGCom decided to:

•

identify the twelve operators, including Iliad, that provide or will provide termination services for voice calls on the mobile network (MNO and Full MVNO) as operators with significant market power (SMP);

•

confirm use of the cost model indicated in Decision 60/11/CONS to establish termination prices for the 2018-2021 period, also establishing symmetric rate conditions for all SMP operators (0.98 eurocents in 2018, 0.90 eurocents in 2019, 0.76 eurocents in 2020, 0.67 eurocents in 2021) based on a WACC equal to 8.55%;

•	require price control for the supply of interconnection kits, for all SMP operators, retroactively as from 2018;

•	withdraw the obligation for TIM, Vodafone and WindTre to recognize costs in the accounts;

•

confirm the absence of the obligation to control termination prices for calls originating from outside the European Economic Area (EEA); however, SMP operators cannot adopt termination rates that are higher than those applied to Italian operators by operators in non-EEA countries where rates are regulated.

Retail fixed-line markets

Universal Service

In May 2018, TIM challenged the Lazio Regional Administrative Court ruling that dismissed TIM’s appeal against Resolution 456/16/CONS with the Council of State. In that decision, AGCom rejected TIM’s proposal for a price adjustment to “voice” offers (basic voice telephone service) and introduced a strict procedure for future variations in Universal Service prices.

On June 15, 2018, AGCom Resolution 88/18/CIR accepted that all operators should contribute to the net cost of the universal service for 2009, for a total of 11.61 million euros, of which 5.6 million euros payable by Other Operators. In relation to 2008, AGCom also accepted the existence of a cost, the amount of which, however, does not justify the activation of the contribution mechanism.

Following the conclusion of assessment activities to review the net cost of Universal Service for the years 2006 and 2007, which resulted in Decision 145/17/CONS, on July 3, 2018, AGCom Decision 89/18 /CIR launched a public consultation process on the applicability of the mechanism for distributing and assessing the net cost of the Universal Service for those years, which ended on November 15.

Authority fees

AGCom contribution fee

In March 2018, TIM conditionally paid an amount of 18.5 million euros for the 2018 AGCom contribution fee. The amount was calculated by applying a rate of 0.00135 to the revenues posted in the Company’s 2016 Financial Statements, as required by the guidelines set out in AGCom Decision 426/17/CONS.

Privacy and personal data protection

General Data Protection Regulation

On May 25, 2018, the General Data Protection Regulation (Regulation (EU) No. 2016/679 – “GDPR”) came into force. The GDPR is directly applicable in all Member States of the European Union, superseding, in Italy, the provisions of the Data Protection Code that are incompatible with the new regulation.

To ensure the compliance of personal data processing with the GDPR within Group companies, TIM carried out the activities envisaged in the adjustment plan by the May 25, 2018 deadline, involving almost all relevant TIM departments and Group Companies for around 18 months. In particular the activities carried out led to:

•	the appointment of the Data Protection Officer and the setting up of related touch points for data subjects in relation to the processing of their data;

•	the appointment of internal Privacy Officers, employees with specific duties and instructions to assist the Company’s senior management in implementing their obligations;

•

the updating and issuing of numerous policies and procedures, including those defining the obligations in relation to data breaches (extended to all types of personal data), privacy impact assessments (for processing high privacy risk data), customer profiling, data subject rights request management;

•	the adjustment of the TIM compliance catalog to render it compliant with the processing activity register;

Report on Operations of the TIM Group	Main changes in the regulatory framework	33

•	the updating of the numerous disclosures on personal data processing, provided by TIM and other Group companies to the various types of data subjects (e.g. customers, employees, visitors);

•	the revision of procedures in the event of the assignment of activities to third parties (e.g. suppliers and business partners) to ensure compliance with the legislation.

A specific training project was then designed to raise awareness in the various company departments and to illustrate the policies and procedures in place for the application of the GDPR. Eight training courses involving around 600 TIM and Group company employees were held.

Further training initiatives related to privacy were aimed at personnel moving to commercial departments, to ensure correct understanding and application of privacy obligations in relation to sales and telemarketing activities, as well as at personnel overseeing the execution of obligatory services for the judiciary.

BRAZIL

Revision of the model for the provision of telecommunications services

In April 2016, the working group composed of the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. A bill (PLC 79/2016) was then presented to the National Congress of Brazil to propose amendments to the General Telecommunications Law. Although the bill was passed by both chambers of Congress, the opposition challenged the legislative procedure followed in the Supreme Court, where the bill remained blocked for months. At the beginning of October 2017, the bill PLC 79/2016 was referred back to the Senate pending voting. Its approval is expected to be held over the course of 2019.

In October and November 2017, the Ministry of Science, Technology, Innovation and Communications (MCTIC) held a public consultation to review the general telecommunications policy proposing the setting of guidelines and objectives for the provision of telecommunications services, for the technological development of digital services and broadband infrastructure, and for the spread of “smart cities”. The Public Consultation was memorialized in Decree 9,612/2018 (“Connectivity Plan”) and established a series of guidelines for implementation of the new rules of conduct, paid granting of spectrum authorization and regulatory acts in general, including: (i) expansion of high capacity telecommunications transport networks; (ii) increased coverage of mobile broadband access networks; and (iii) broadening the coverage of fixed broadband access network in areas with no Internet access offer through this type of infrastructure. It also establishes that the implemented network will be subject to sharing from its entry into operation, except when there is appropriate competition in the respective relevant market.

In relation to the deadlines for the upgrading of pipelines not compliant with current regulations, authorizations for user licenses to radio frequencies, and the introduction of other statutory provisions generally, planned investments (as identified by Anatel and approved by the MCTIC) will focus primarily on the expansion of mobile and fixed-line broadband networks and on specific areas of the country. TLC networks built under the investment plan will have shared access.

Revision of Competition Rules

In November 2012, the Brazilian regulator Anatel introduced instruments for the market analysis, the identification of operators with significant market power (SMP) and the consequent imposition of ex-ante obligations (Plano Geral de Metas de Competição – PGMC).

Anatel has established a number of asymmetrical obligations on all markets for operators with a Significant Market Power (SMP).

In July 2018, Anatel published the new PGMC revising some points and defining two new markets: (i) interconnection for mobile services; and (ii) high capacity data transmission.

TIM Brasil has been identified as the SMP operator for: (i) mobile network terminals; (ii) national roaming; and (iii) high capacity data transport (in five municipalities).

The measures adopted for the SMP operator on these markets include:

•	a reduction in mobile termination rates based on a price cap system and partially maintaining a Bill & Keep mechanism, until the next review of the PGMC;

•	the obligation for non-SMP operators to offer national roaming services.

Report on Operations of the TIM Group	Main changes in the regulatory framework	34

The obligation for vertically integrated landline operators with an SMP to access the copper network (e.g.: leased lines, bitstream and full unbundling) was maintained.

With the new PGMC, alternative operators may not apply asymmetrical interconnection rates above 20% the rate applied by incumbent operators. Since 2016, fixed interconnection rates have been based on a cost-oriented approach.

700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700 MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700 MHz band through the switch off of analog TV, the redistribution of channels and the clean-up of interference. To that end, the first payment (370 million reais) was made in April 2015 and another two payments (for a total of 860 million reais) were both made in January 2017, while the final installment (142 million reais) was duly paid in January 2018.

Since 2016, the spectrum has been freed up for mobile operations in 4,467 municipalities and all Brazilian capitals already have the mobile service in 4G technology, operating in the range. These municipalities cover approximately 85% of the Brazilian population. Currently about 2,620 cities are in operation and 1,379 cities were shut down. By 2019, the schedule for completion of the remaining 1,103 cities remains.

“Marco Civil da Internet” and Network Neutrality

The “Marco Civil da Internet” (MCI), approved in April 2014 by Brazilian Law No. 12,965/2014, defined network neutrality as the “duty to treat different data packages in the same way, without distinction based on content, origin and destination, service, terminal or application”. On May 11, 2016, Brazilian Presidential Decree No. 8,771/2016 was published, which regulates exceptions to the principle of net neutrality, set out in article 9 of the mentioned law.

In August 2017, the oversight board (“GS”) of the Administrative Council for Economic Defense (CADE) handed down a decision in favor of Brazil’s mobile TLC providers, which excluded the imposition of fines in relation to a preliminary investigation into alleged unfair competition in “zero rating” offers and promotions on Internet data consumption. The oversight board heard the depositions of various parties, including the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel, and concluded that Internet business models should not be banned ex-ante, but instead should be monitored comprehensively to prevent any unfair competition outcomes.

Strategic Digital Transformation and the Internet of Things

Between December 15, 2016 and February 5, 2017, the MCTIC conducted a public consultation process to discuss the public procedure for solutions enabling Machine to Machine (M2M) and Internet of Things (IoT) services for the Brazilian market. The final consultation report was published in November, with the objective of addressing regulatory and tax matters, as well as aspects of public procedure, investment, and education issues. A decree outlining a national IoT plan is expected to be published in 2019.

In August and September 2017, the MCTIC conducted a public consultation process on Digital Transformation Strategy (E-Digital), with the aim of widening discussion and creating strategies for the digitization of the Brazilian economy. An E-Digital Decree (9319/2018) has now been published, identifying around 100 strategic actions aimed at boosting competition and on-line productivity levels in the country, while raising connectivity and digital inclusion levels. The actions seek to address the main strategic issues for the digital economy, including connectivity infrastructure, the use and protection of data, IoT, and cyber-security.

In July 2018, Anatel also requested funding for a Public Consultation on future IoT regulation and a reduction in entry barriers to expand IoT. The main issues addressed by Anatel were: (i) the need for a license; (ii) use of the spectrum; (iii) quality and consumer protection; (iv) taxes. The Public Consultation is expected to be held in 2019.

Report on Operations of the TIM Group	Main changes in the regulatory framework	35

Data protection

On August 14, 2018, the Brazilian President promulgated the General Data Protection Law (Law 13,709/2018). The new law, as promulgated by the President, is closer to the GDPR, including significant extra-territorial application and considerable fines of up to 2% of the Company’s global turnover of the previous financial year.

In December 2018, Provisional Measure 869/2018 passed by the former President amended Law 13,709 to create the National Data Protection Authority, within the structure of the Presidency of the Republic, which implies greater control by the State and, among other topics, extending the entry into force of the Law to 24 months. By this date all legal entities will be required to adapt their data processing activities to these new rules.

Report on Operations of the TIM Group	Main changes in the regulatory framework	36

COMPETITION

DOMESTIC

The market

During 2018, the Italian TLC market was affected by a downturn in value due to tougher competition in the mobile sector.

The expansion of broadband and ultra-broadband has been the main driver of market growth, helping to open up new opportunities for telecommunications providers to develop convergent offers that bundle together TLC services with Media & Entertainment services, IT services and Digital services.

The Italian telecommunications market has always been highly competitive; in particular core competition with other operators in the sector is still the factor that has the greatest impact on market trends. Telecommunications operators must also face the challenges from Over the Tops (OTT) and device manufacturers, that operate in the new digital world using completely different assets and competitive strategies to TLC players.

The traditional business models of the various market players are, therefore, changing to exploit new opportunities and meet the challenges posed by the new entrants:

•

in the Media & Entertainment segment, as the web takes on growing importance as a complementary distribution platform, OTTs, telecommunications providers and consumer electronics manufacturers are acquiring an increasingly major role;

•

in the Information Technology market, the decline in traditional revenues is driving the various players towards cloud computing, with the goal of protecting their core business. Telecommunications providers are strengthening in this sector, including through partnerships;

•

Consumer Electronics manufacturers are developing services that can be accessed through the Internet by leveraging handset ownership and user experience management, breaking the relationship between customers and TLC providers;

•

OTTs have, for some time now, been leading the transformation in how TLC services are used (including voice services), increasingly integrating them with Media & Entertainment, IT and new Digital services.

With regard to the current positioning of telecommunications providers in converging markets, on the other hand, as partially described above, the following is taking place with different levels of progress:

•	development of new Media & Entertainment services (TV, Music, Gaming) and new Digital services (Smart Home, Digital Advertising, Mobile Payment-Digital Identity);

•	development of Innovative Services in the IT market, particularly Cloud services.

During 2018, the bidding for the award of frequencies for 5G services took place, which led, following various higher bids, to an overall outlay for telecommunications companies of over 6.5 billion euros, well above the minimum bid price:

•

TIM and Vodafone were awarded the biggest part of the spectrum, 10+10 MHz at 700 MHz, 80 MHz in the 3.6-3.8 GHz band respectively (the most requested to launch good-quality 5G services) and 200 MHz in the 27 GHz band, consolidating their competitive positioning in terms of bandwidth owned and quality of service offered;

•	WindTre was limited to acquiring a 20 MHz part at 3.6-3.8 GHz and a 200 MHz part in the 27GHz band;

•	Iliad was awarded the 10+10 MHz to 700 MHz part, reserved for a new entry operator, a 20 MHz to 3.6-3.8 GHz part and a 200 MHz to 27 GHz part;

•	Fastweb was awarded a 200 MHz to 27 GHz part.

Based on performance capabilities in terms of speed, latency and number of connected devices, 5G is a great opportunity for telecommunications companies with the necessary bandwidth to open new vertical markets (automotive, smart agriculture, logistics, cloud robotics), provide new services, start up new production processes and increase the efficiency of optimized product management.

Competition in Fixed-line Telecommunications

The fixed-line telecommunications market has continued to see a decline in access and voice revenues, while broadband and ultra-broadband revenues have shown continuous growth. In recent years, service providers have concentrated mainly on expanding the penetration of broadband and ultra-broadband services and defending Voice revenues by introducing bundled voice, broadband and service deals in a highly competitive environment with consequent pricing pressure.

Deals and offers are also becoming more competitive thanks to the consolidation, among competitors, of an approach based on control over infrastructure (above all, Local Loop Unbundling (LLU), as well as Fiber to the Cabinet (FTTC) networks). The main fixed-line service providers are also offering mobile services, also as Mobile Virtual Operators (MVOs).

Report on Operations of the TIM Group	Competition	37

As concerns competition in infrastructure, two providers – Open Fiber (an ENEL Group company) and Infratel (controlled by the Ministry of Economic Development) – presented plans for the development of their own optic fiber networks as alternatives to the TIM network, which respectively target major Italian cities and areas of market failure.

For major cities, Open Fiber announced a plan for the development of Fiber to the Home (FTTH) connections in 271 large Italian towns by 2022, reaching around 9.6 million homes through an investment of 3.8 billion euros.

After obtaining 3.5 billion euros of funding in July 2018, the development of the Open Fiber network was stepped up considerably, opening up to 71 Italian towns (as of January 2019), including many major Italian cities, such as Milan, Turin and Bologna, where “Metroweb” (acquired in December 2016) had previously expanded, besides other cities such as Bari, Cagliari, Catania, Naples, Padova, Perugia, Venice, Genoa, Palermo and Florence, and other smaller towns that are mainly satellite areas of Milan, Turin and Bologna.

In the meantime, according to media reports, main competitors in the TLC retail market have signed an agreement with Open Fiber to link their new ultra-broadband (UBB) customers onto its network, where available.

As concerns areas of market failure – the so-called “white areas” in the C and D clusters of the government’s Ultra-Broadband Plan – Infratel held three public calls for tenders over the last three years for the development of a UBB network to deliver services to around 7,500 municipalities across 19 regions.

•

In the first call for tenders, Open Fiber won all five of the lots offered in the six regions involved (Lombardy, Emilia Romagna, Veneto, Tuscany, Abruzzo and Molise), covering around 3,000 municipalities;

•

in the second call for tenders, Open Fiber won all six of the lots offered in the ten regions involved (Piedmont, Valle d’Aosta, Liguria, Friuli Venezia Giulia, the Autonomous Province of Trento, Marche, Umbria, Lazio, Campania, Basilicata and Sicily), covering around 3,700 municipalities;

•	in the third call for tenders, Open Fiber won all three lots in the three regions involved (Apulia, Calabria and Sardinia) covering around 880 municipalities.

In January 2019, there were nearly 1,174 work sites open for the first two Infratel/Open Fiber contracts, of which 977 for fiber optic connections and 197 for wireless connections (FWA).

Therefore the development of Open Fiber Plans – both in major Italian cities and market failure areas – will drive a significant shift in infrastructure competition, with the development of various competitive dynamics depending on the overlap and reach of available ultrabroadband infrastructure:

•	areas with two FTTH networks overlapping FTTC networks;

•	areas with a single FTTH network overlapping FTTC networks;

•	areas with FTTH networks overlapping ADSL networks;

•	areas with FTTC networks overlapping ADSL networks.

Competition in the Italian fixed-line telecommunications market is also characterized by the presence of other service providers besides TIM, such as Wind-Infostrada, Fastweb, Vodafone, and Tiscali, which have business models focused on different segments of the market.

In December 2018, fixed accesses in Italy were estimated to be around 20.3 million (including OLO Infrastructured and FWA-Fixed Wireless Accesses) down slightly on the previous year. Competition in the access market led to a gradual reduction in TIM’s market share.

As concerns the Broadband market, at December 31, 2018, the number of fixed-line broadband customers in Italy (including both broadband and Ultra-broadband customers) was estimated to have reached a penetration rate of approximately 86% of all fixed-line accesses. The spread of broadband continues to be driven by the penetration of computers and other enabling devices (such as Smart TVs), but also by growing demand for fast connections and access to new over-IP services that are becoming increasingly widespread (Media & Entertainment, IT and Digital services).

Competition in Mobile Telecommunications

The mobile market has continued to see the rationalization of second and third SIM cards for human communications, while sales of SIM cards for machine to machine (M2M) communications are growing.

Moreover, growth in mobile broadband customers has continued thanks to the high penetration rate of LTE on mobile lines, especially as a result of the increasing spread of smartphones.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and mobile payment.

The competitive scenario on the Italian mobile telecommunications market in 2018 was marked by the entry of the French operator Illiad, that launched its own service in May, becoming the fourth infrastructured operator in Italy, alongside TIM, Vodafone and WindTre.

Report on Operations of the TIM Group	Competition	38

With a particularly aggressive price and data volume offering, Illiad has rapidly won over customers and consequently gained a market share to the detriment of other infrastructured operators, mainly WindTre and Vodafone, while TIM has shown a greater resilience, thanks also to the contribution from the second brand virtual operator, Kena Mobile, launched during 2017. To best respond to the competitive threat of Illiad, Vodafone also launched its own low-cost operator in June 2018, with the ho.mobile brand.

At the same time, mobile virtual operators (MVO), of which PosteMobile is the most important player, also reported a growth trend, taking market share away from infrastructured operators.

This tougher competition following Illiad’s entry to the market resulted in a new drop in the spend on services, after several years of relative stability.

BRAZIL

Macroeconomic trends witnessed in the last quarter of 2018 confirm a recovery scenario expected for 2019, although forecasts for 2018 have been progressively decreased throughout the year, especially due to political uncertainty regarding the election process. Thus, main scenario is still a slow economic recovery scenario, after a severe recession notably during 2015-16 period. Unemployment has been falling slowly, while inflation returned to a more contained level (below 4% for 2018).

Although some political uncertainty still exists, especially regarding the ability of the new government to fulfill the economic liberal agenda promised during the election process, the market has acknowledged such liberal guidelines presented so far as a pro-business agenda, in the form of a recent hike in the Brazilian stock market (Bovespa +18% from September 30, 2018 until January 15, 2019) and currency appreciation (BRL +8.4% over the same period).

Despite improving financial indicators (such as stock market and currency ratio), economic conditions are still challenging, as budget deficit and growing debts (for central government, Federal States and municipalities) present a risk that can only be addressed by structural reforms that need the congress approval. Present government acknowledges that need and put reforms as a top priority for the first months of the government to put the economy growing consistently for the coming years.

The mobile telecommunications sector has seen some rationality prevail in the market and in competition, with service providers remaining focused on the development of the characteristics and service range of their commercial offers, rather than pursuing aggressive pricing policies, especially for the first half of 2018.

In the Prepaid segment, the main objective of market players has been to raise recurrence rates on the use of services by leveraging the ongoing SIM card consolidation process in the market, by encouraging migration to weekly (and monthly) plans or hybrid plans (Controle postpaid) by offering a range of bundled service packages to meet different needs of customers (unlimited voice calls or data packages). The aim of the strategy is to improve the mix of the customer base and ensure greater stability (reducing churn rates) and growth in ARPU. The prepaid base has grown 12.3% YoY (up to November 2018, last data available).

In the Postpaid mobile segment, growth in the customer base was driven primarily by the hybrid Controle segment (in particular by the migration of Prepaid customers), even though “pure” Postpaid lines also registered a certain growth based on offer segmentation strategies that introduce distinctions in the use of data services (for example the unlimited use of data for specific apps, such as WhatsApp, Facebook, Netflix, etc.), as part of a “More for More” sales policy that is bringing greater price stability and effectively repositioning the customer base towards higher value deals (voice + data + content). The postpaid base grew by +13.2% YoY (up to November 2018, last data available).

Service quality is still an element of differentiation. Telecommunication providers that have invested more in the development of 4G networks (coverage and capacity) and in the improvement of processes shaping customers’ experience will have a greater ability to apply premium prices, as customers raise their expectations and place growing importance on the quality of data services and higher value content.

The fixed-line broadband market posted growth of approximately 8.5% in 2018 (up to November 2018, last data available), driven mainly by smaller market players, which tend to offer better download speeds and/or are in areas in which incumbents have limited infrastructure. Penetration rates across the population are still quite low (approximately 43% of households) when compared to several other countries, which means there are good opportunities for medium-term growth, underpinned by the improving macroeconomic situation.

In this context, since 2017, TIM Brasil adopted a business strategy for TIM Live to leverage its fiber network infrastructure, offering ultra broadband Internet services, through FTTC and notably FTTH, not only in some of the largest cities of Brazil, but also in cities where opportunities arise for such high-quality service. Therefore, TIM Live has expanded to cover 12 cities by the end of 2018, and this is expected to grow even more in the following years. TIM Live service not only offers very fast Internet connections, but it is also acknowledged as the best fixed Internet service in Brazil by Netflix, and customer satisfaction rates rank among the best for the service in the country. For smaller cities, TIM has launched its WTTx service, which delivers broadband services through the LTE mobile network, leveraging TIM’s leading 4G coverage to address increasing demand for residential broadband, especially in areas with poor fixed infrastructure by local incumbent.

Report on Operations of the TIM Group	Competition	39

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•

Goodwill: this item fell by 2,693 million euros, from 29,462 million euros at the end of 2017 to 26,769 million euros at December 31, 2018 due to the 2,590 million-euro impairment loss recognized on goodwill of the Core Domestic and International Wholesale cash-generating units following the impairment testing conducted at December 31, 2018. Testing was carried out in line with the method used for past impairment testing, in particular comparing the value in use of the Core Domestic and International Wholesale Cash-Generating Units compared to their carrying amount at the same date; the figure was also adversely affected by exchange differences on goodwill allocated to the Brazil Business Unit(1).

Further details are provided in the Note “Goodwill” to the Consolidated Financial Statements at December 31, 2018 of the TIM Group.

•	Other intangible assets: these rose by 1,697 million euros, from 7,192 million euros at the end of 2017 to 8,889 million euros at December 31, 2018, representing the balance of the following items:

•	impact of the adoption of the new version of IFRS 15 as from January 1, 2018 (-110 million euros);

•	capex (+3,647 million euros);

•	amortization charge for the year (-1,599 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 241 million euros).

•	Tangible assets: these fell by 401 million euros, from 16,547 million euros at the end of 2017 to 16,146 million euros at December 31, 2018, representing the balance of the following items:

•	capex (+2,761 million euros);

•	changes in finance leasing contracts (+70 million euros);

•	depreciation charge for the year (-2,656 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 576 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 21,747 million euros (23,783 million euros at December 31, 2017), of which 19,528 million euros attributable to Owners of the Parent (21,557 million euros at December 31, 2017) and 2,219 million euros attributable to non-controlling interests (2,226 million euros at December 31, 2017).

In greater detail, the changes in consolidated equity were the following:

(millions of euros)	12/31/2018	12/31/2017
At the beginning of the year	23,783	23,553

Effect of the adoption of IFRS 15 and IFRS 9	(88)	—

At the beginning of the year, restated	23,695	23,553

Total comprehensive income (loss) for the year	(1,694)	457

Dividends approved by:	(281)	(230)

TIM S.p.A.	(166)	(166)

Other Group companies	(115)	(64)

Issue of equity instruments	2	(6)

Other changes	25	9

At the end of the year	21,747	23,783

(1)

The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.43664 at December 31, 2018 and 3.96728 at December 31, 2017.

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	40

CASH FLOWS

Adjusted net financial debt stood at 25,270 million euros, down by 38 million euros compared to December 31, 2017 (25,308 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt for 2018:

Change in adjusted net financial debt

(millions of euros)	2018	2017	Change
EBITDA	7,403	7,790	(387)

Capital expenditures on an accrual basis	(4,009)	(5,071)	1,062

Capital expenditures for mobile telephone licenses / spectrum	(2,399)	(630)	(1,769)

Change in net operating working capital:	1,194	(126)	1,320

Change in inventories	(99)	(30)	(69)

Change in trade receivables and net amounts due from customers on construction contracts	(49)	379	(428)

Change in trade payables (*)	(150)	40	(190)

Change in payables for mobile telephone licenses / spectrum	1,886	(257)	2,143

Other changes in operating receivables/payables	(394)	(258)	(136)

Change in employee benefits	(208)	437	(645)

Change in operating provisions and Other changes	96	96	—

Net operating free cash flow	2,077	2,496	(419)

of which operating free cash flow connected with the purchase of mobile telephone licenses / spectrum	(513)	(887)	374

% of Revenues	11.0	12.6	(1.6	)pp

Sale of investments and other disposals flow	18	33	(15)

Share capital increases/reimbursements, including incidental costs	22	16	6

Financial investments flow	(6)	(12)	6

Dividends payment	(256)	(235)	(21)

Increases in finance leasing contracts	(70)	(68)	(2)

Finance expenses, income taxes and other net non-operating requirements flow	(1,747)	(2,419)	672

Reduction/(Increase) in adjusted net financial debt from continuing operations	38	(189)	227

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	—	—

Reduction/(Increase) in adjusted net financial debt	38	(189)	227

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for 2018 was particularly impacted by the following:

Capital expenditures and for mobile telephone licenses / spectrum

Capital expenditures and for mobile telephone licenses / spectrum are broken down by operating segment as follows:

	2018		2018 comparable		2017		Change
(millions of euros)		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	5,518	86.1	5,634	85.9	4,551	79.8	1,083

Brazil	890	13.9	924	14.1	1,150	20.2	(226)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	6,408	100.0	6,558	100.0	5,701	100.0	857

% of Revenues	33.8		34.3		28.8		5.5	pp

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	41

With the introduction of IFRS 15, Mobile customer acquisition costs, relating to contracts with minimum-duration lock-in clauses, are no longer capitalized and depreciated. Instead they are classified as “deferred contract costs” and subsequently recognized in the income statement over the term of the contract.

On the same accounting basis, capital expenditures in 2018 totaled 6,558 million euros (5,701 million euros in 2017).

In particular:

•

the Domestic Business Unit reported expenditures equal to 5,634 million euros (4,551 million euros in 2017). Net of the acquisition of rights to use 5G frequencies (2,399 million euros) at the end of 2018 and the renewal of the GSM license in 2017 (630 million euros), capital expenditures were down by 686 million euros, mainly attributable to the coverage levels of fixed and mobile networks already achieved;

•

the Brazil Business Unit posted 924 million euros of capex in 2018, 226 million euros less than for 2017. Without the impact of fluctuations in exchange rates (-187 million euros), the change was a negative 39 million euros. Capital expenditures of the Business Unit were targeted primarily at strengthening mobile ultra-broadband network infrastructure and developing the fixed broadband business of TIM Live.

Change in net operating working capital

The positive change in net operating working capital of 1,194 million euros (negative for 126 million euros in 2017) was mainly related to higher operating payables (1,922 million euros) following the acquisition of rights to use mobile telephone frequencies in Italy (5G): in 2018 TIM made the first payment tranche, for an amount of approximately 480 million euros, the remaining tranches, as established by the Italian government in the 2017 budget law, will be due for payment based on pre-established quotas between 2019 and 2022.

Change in employee benefits

In 2018, the change amounted to -208 million euros and mainly refers to uses for staff leaving the company, already allocated in previous years and the change in the provision for non-executive personnel affected by the application of Article 4(1-7ter) of Italian Law 92 of June 28, 2012, the “Fornero Law”, following the higher number of staff leaving in 2018 and the consequent revised estimate of staff leaving for the years 2019-2020, also taking into account the social security changes made by Decree Law 4 of January 28, 2019.

In 2017, the change in employee benefits was affected mainly by the allocation of 689 million euros of provisions for non-recurring expenses, offset by drawdowns totaling 177 million euros in relation to restructuring plans previously in place.

Sale of investments and other disposals flow

This item shows a positive figure of 18 million euros and mainly refers to disposals of assets within the normal operating cycle.

In 2017, the item posted a positive balance of 33 million euros, mainly reflecting the disposal of 17 million euros of tangible assets and the collection of a deferred 13 million euros of the sale price of a non-controlling interest sold in previous years.

Share capital increases/reimbursements, including incidental costs

These totaled 22 million euros in 2018 and essentially consisted of contributions from an external shareholder of the Group for new capital issued by a subsidiary (16 million euros in 2017).

Increase in finance leasing contracts

In 2018, this item was equal to 70 million euros (68 million euros in 2017) and mainly refers to the higher value of finance lease assets and related higher financial payables recognized mainly following the recognition of vehicle lease agreements as finance leases, in accordance with IAS 17, for the Domestic Business Unit.

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	42

Finance expenses, income taxes and other net non-operating requirements flow

The item shows a net requirement of 1,747 million euros in total, mainly driven by the payment flows, in 2018, of outflows connected to components of financial income and expense, and the change in non-operating payables and receivables, as well as the lower financial debt payable for property leases, under the revised estimated life of leases renegotiated under the real estate restructuring and rationalization plan underway (215 million euros).

Sales of receivables to factoring companies

As regards the reduction of adjusted net financial debt by 38 million euros, we report that sales without recourse of trade receivables to factoring companies completed during 2018 resulted in a positive effect on adjusted net financial debt at December 31, 2018 of 2,004 million euros (2,000 million euros at December 31, 2017).

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	43

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	18,579	19,981	(1,402)

Amounts due to banks, other financial payables and liabilities	4,740	5,878	(1,138)

Finance lease liabilities	1,740	2,249	(509)

	25,059	28,108	(3,049)

Current financial liabilities (*)
Bonds	2,918	2,221	697

Amounts due to banks, other financial payables and liabilities	2,787	2,354	433

Finance lease liabilities	208	181	27

	5,913	4,756	1,157

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	30,972	32,864	(1,892)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,594)	(1,768)	174

	(1,594)	(1,768)	174

Current financial assets
Securities other than investments	(1,126)	(993)	(133)

Financial receivables and other current financial assets	(340)	(437)	97

Cash and cash equivalents	(1,917)	(3,575)	1,658

	(3,383)	(5,005)	1,622

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(4,977)	(6,773)	1,796

Net financial debt carrying amount	25,995	26,091	(96)

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(725)	(783)	58

Adjusted net financial debt	25,270	25,308	(38)

Breakdown as follows:
Total adjusted gross financial debt	29,432	31,149	(1,717)

Total adjusted financial assets	(4,162)	(5,841)	1,679

(*) of which current portion of medium/long-term debt:
Bonds	2,918	2,221	697

Amounts due to banks, other financial payables and liabilities	1,477	1,371	106

Finance lease liabilities	208	181	27

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65%–75% for the fixed-rate component and 25%–35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	44

To provide a better representation of the true performance of Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), the TIM Group reports a measure called “Adjusted net financial debt”, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and of derivatives embedded in other financial instruments do not result in actual monetary settlement, the Adjusted net financial debt excludes these purely accounting and non-monetary effects (including the effects of IFRS 13 – Fair Value Measurement) from the measurement of derivatives and related financial assets/liabilities.

Gross financial debt

Bonds

Bonds at December 31, 2018 totaled 21,497 million euros (22,202 million euros at December 31, 2017). Repayments totaled a nominal 21,021 million euros (21,775 million euros at December 31, 2017).

Changes in bonds over 2018 are shown below.

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% (1/28/2026)	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia S.p.A. 677 million US dollars 6.999% (2)	USD	677	6/4/2018

Telecom Italia S.p.A. 582 million euros 6.125% (3)	Euro	582	12/14/2018

•	Net of buy-backs totaling 157 million euros made by the company in 2015.
•	Net of the securities bought back by TIM S.p.A. (323 million USD) on July 20, 2015.
•	Net of buy-backs totaling 168 million euros made by the company in 2015.

With reference to Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2018 was 203 million euros, down by 1 million euros compared to December 31, 2017 (204 million euros).

On January 11, 2019, TIM S.p.A. issued a bond for 1,250 million euros, maturing on April 11, 2024, with coupon equal to 4.000%, issue price 99.436%, repayment price 100%. The issue is part of the maturing debt optimization and refunding process.

Revolving Credit Facility and Term Loan

The following table shows committed credit lines available at December 31, 2018.

	12/31/2018		12/31/2017
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – maturing May 2019	—	—	4.0	—

Revolving Credit Facility – maturing March 2020	—	—	3.0	—

Revolving Credit Facility – maturing January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	45

On January 16, 2018, two syndicated Revolving Credit Facilities existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for a total of 5 billion euros, maturing on January 16, 2023, currently not drawn.

At December 31, 2018, TIM had bilateral Term Loans for 1,475 million euros and overdraft facilities for 250 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.62 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, stood at approximately 4.4%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Consolidated Financial Statements at December 31, 2018 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 8,043 million euros, equal to the sum of:

•

“Cash and cash equivalents” and “Current securities other than investments” totaling 3,043 million euros (4,568 million euros at December 31, 2017), also included 545 million euros of repurchase agreements, of which 450 million euros maturing in January 2019 and the remaining portion maturing in March 2019;

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities falling due over the next 24–36 months.

In particular:

Cash and cash equivalents amounted to 1,917 million euros (3,575 million euros at December 31, 2017). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•

Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,126 million euros (993 million euros at December 31, 2017): These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included a total of 558 million euros of Italian treasury bonds purchased by TIM S.p.A. (252 million euros), Telecom Italia Finance S.A. (296 million euros) and Inwit S.p.A. (10 million euros), as well as 387 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 181 million euros of investments in monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

In the fourth quarter of 2018, adjusted net financial debt increased by 80 million euros compared to September 30, 2018 (25,190 million euros): income tax payments and the payment of 477 million euros relative to the portion of the award amount due for 2018 for rights to use the 3700-3800 MHZ and 26.5-27.5 GHZ (5G) frequencies basically offset the positive cash generation from operations and financing activities.

(millions of euros)	12/31/2018 (a)	9/30/2018 (b)	Change (a-b)
Net financial debt carrying amount	25,995	26,127	(132)

Reversal of fair value measurement of derivatives and related financial assets /liabilities	(725)	(937)	212

Adjusted net financial debt	25,270	25,190	80

Breakdown as follows:
Total adjusted gross financial debt	29,432	30,001	(569)

Total adjusted financial assets	(4,162)	(4,811)	649

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	46

CONSOLIDATED DATA – TABLES OF DETAIL

The TIM Group Consolidated Financial Statements for 2018 and the comparative figures for the previous year have been prepared in accordance with the International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

The accounting and consolidation policies adopted are consistent with those applied for the TIM Group Consolidated Financial Statements at December 31, 2017, except for the new standards adopted as of January 1, 2018, the impact of which is illustrated in the Note “Accounting Policies – Adoption of the New IFRS 9 and IFRS 15 Standards”, to which readers are referred for more details.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the year 2019” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation in 2018 and in 2017.

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	47

Separate Consolidated Income Statements

		2018		Change
		comparable	2017	(a-b)
(millions of euros)	2018	(a)	(b)	amount	%
Revenues	18,940	19,109	19,828	(719)	(3.6)

Other income	341	341	523	(182)	(34.8)

Total operating revenues and other income	19,281	19,450	20,351	(901)	(4.4)

Acquisition of goods and services	(8,186)	(8,089)	(8,388)	299	3.6

Employee benefits expenses	(3,105)	(3,084)	(3,626)	542	14.9

Other operating expenses	(1,259)	(1,236)	(1,208)	(28)	(2.3)

Change in inventories	102	102	35	67	—

Internally generated assets	570	570	626	(56)	(8.9)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,403	7,713	7,790	(77)	(1.0)

Depreciation and amortization	(4,255)	(4,399)	(4,473)	74	1.7

Gains (losses) on disposals of non-current assets	(1)	(1)	11	(12)	—

Impairment reversals (losses) on non-current assets	(2,586)	(2,586)	(37)	(2,549)	—

Operating profit (loss) (EBIT)	561	727	3,291	(2,564)	(77.9)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(1)	(1)	—	—

Other income (expenses) from investments	11	10	(18)	28	—

Finance income	1,056	1,047	1,808	(761)	(42.1)

Finance expenses	(2,404)	(2,388)	(3,303)	915	27.7

Profit (loss) before tax from continuing operations	(777)	(605)	1,777	(2,382)	—

Income tax expense	(375)	(433)	(490)	57	11.6

Profit (loss) from continuing operations	(1,152)	(1,038)	1,287	(2,325)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the year	(1,152)	(1,038)	1,287	(2,325)	—

Attributable to:
Owners of the Parent	(1,411)	(1,298)	1,121	(2,419)	—

Non-controlling interests	259	260	166	94	56.6

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	48

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following Consolidated Statements of Comprehensive Income include the Profit (loss) for the year as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			2018	2017
Profit (loss) for the year	(a	)	(1,152)	1,287

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(5)	—

Income tax effect			—	—

	(b	)	(5)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			19	10

Income tax effect			(5)	(1)

	(c	)	14	9

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	9	9

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			(14)	63

Loss (profit) transferred to the Separate Consolidated Income Statement			(4)	(62)

Income tax effect			2	2

	(f	)	(16)	3

Hedging instruments:
Profit (loss) from fair value adjustments			362	(854)

Loss (profit) transferred to Separate Consolidated Income Statement			(336)	826

Income tax effect			(7)	(3)

	(g	)	19	(31)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(554)	(830)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(554)	(811)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(551)	(839)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(542)	(830)

Total comprehensive income (loss) for the year	(a+m	)	(1,694)	457

Attributable to:
Owners of the Parent			(1,784)	527

Non-controlling interests			90	(70)

(*)	Including, for 2017, “Available-for-sale financial assets”.

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	49

Consolidated Statements of Financial Position

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			26,769	29,462	(2,693)

Intangible assets with a finite useful life			8,889	7,192	1,697

			35,658	36,654	(996)

Tangible assets
Property, plant and equipment owned			14,251	14,216	35

Assets held under finance leases			1,895	2,331	(436)

			16,146	16,547	(401)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			16	17	(1)

Other investments			49	51	(2)

Non-current financial assets			1,594	1,768	(174)

Miscellaneous receivables and other non-current assets			2,291	2,422	(131)

Deferred tax assets			1,136	993	143

			5,086	5,251	(165)

Total Non-current assets	(a	)	56,890	58,452	(1,562)

Current assets
Inventories			389	290	99

Trade and miscellaneous receivables and other current assets			4,706	4,959	(253)

Current income tax receivables			251	77	174

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,466	1,430	36

Cash and cash equivalents			1,917	3,575	(1,658)

			3,383	5,005	(1,622)

Current assets sub-total			8,729	10,331	(1,602)

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	8,729	10,331	(1,602)

Total Assets	(a+b	)	65,619	68,783	(3,164)

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	50

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			19,528	21,557	(2,029)

Non-controlling interests			2,219	2,226	(7)

Total Equity	(c	)	21,747	23,783	(2,036)

Non-current liabilities
Non-current financial liabilities			25,059	28,108	(3,049)

Employee benefits			1,567	1,736	(169)

Deferred tax liabilities			192	265	(73)

Provisions			876	825	51

Miscellaneous payables and other non-current liabilities			3,297	1,678	1,619

Total Non-current liabilities	(d	)	30,991	32,612	(1,621)

Current liabilities
Current financial liabilities			5,913	4,756	1,157

Trade and miscellaneous payables and other current liabilities			6,901	7,520	(619)

Current income tax payables			67	112	(45)

Current liabilities sub-total			12,881	12,388	493

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,881	12,388	493

Total Liabilities	(f=d+e	)	43,872	45,000	(1,128)

Total Equity and Liabilities	(c+f	)	65,619	68,783	(3,164)

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	51

Consolidated Statements of Cash Flows

(millions of euros)			2018	2017
Cash flows from operating activities:
Profit (loss) from continuing operations			(1,152)	1,287

Adjustments for:
Depreciation and amortization			4,255	4,473

Impairment losses (reversals) on non-current assets (including investments)			2,589	50

Net change in deferred tax assets and liabilities			(195)	(147)

Losses (gains) realized on disposals of non-current assets (including investments)			1	(11)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			1	1

Change in provisions for employee benefits			(208)	437

Change in inventories			(99)	(30)

Change in trade receivables and net amounts due from customers on construction contracts			(49)	379

Change in trade payables			(163)	(605)

Net change in current income tax receivables/payables			(210)	(515)

Net change in miscellaneous receivables/payables and other assets/liabilities			(178)	80

Cash flows from (used in) operating activities	(a	)	4,592	5,399

Cash flows from investing activities:
Purchase of intangible assets			(3,647)	(2,292)

Purchase of tangible assets			(2,831)	(3,477)

Total purchase of intangible and tangible assets on an accrual basis			(6,478)	(5,769)

Change in amounts due for purchases of intangible and tangible assets			1,947	455

Total purchase of intangible and tangible assets on a cash basis			(4,531)	(5,314)

Capital grants received			108	82

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(4)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			96	466

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			16	30

Cash flows from (used in) investing activities	(b	)	(4,314)	(4,740)

Cash flows from financing activities:
Change in current financial liabilities and other			394	(1,188)

Proceeds from non-current financial liabilities (including current portion)			2,546	2,630

Repayments of non-current financial liabilities (including current portion)			(4,426)	(3,426)

Changes in hedging and non-hedging derivatives			(110)	997

Share capital proceeds/reimbursements (including subsidiaries)			22	16

Dividends paid			(256)	(235)

Changes in ownership interests in consolidated subsidiaries			—	(4)

Cash flows from (used in) financing activities	(c	)	(1,830)	(1,210)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(1,552)	(551)

Net cash and cash equivalents at beginning of the year:	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(63)	(155)

Net cash and cash equivalents at end of the year:	(h=e+f+g	)	1,631	3,246

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	52

Additional Cash Flow information

(millions of euros)	2018	2017
Income taxes (paid) received	(739)	(1,100)

Interest expense paid	(1,978)	(2,899)

Interest income received	871	1,636

Dividends received	2	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2018	2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents – from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the year:
Cash and cash equivalents – from continuing operations	1,917	3,575

Bank overdrafts repayable on demand – from continuing operations	(286)	(329)

Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	1,631	3,246

The additional disclosures required by IAS 7 are provided in the Note “Net Financial Debt” to the TIM Group Consolidated Financial Statements at December 31, 2018.

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	53

OTHER INFORMATION

Average salaried workforce

(equivalent number)	2018	2017	Change
Average salaried workforce – Italy	45,058	45,648	(590)

Average salaried workforce – Outside Italy	9,365	9,298	67

Total average salaried workforce (1)	54,423	54,946	(523)

(1)	Includes employees with temp work contracts: the average headcount was 0 in 2018 versus 2 in 2017 (1 in Italy and 1 outside Italy).

Headcount at year end

(number)	12/31/2018	12/31/2017	Change
Headcount – Italy	48,005	49,689	(1,684)

Headcount – Outside Italy	9,896	9,740	156

Total headcount at year end (1)	57,901	59,429	(1,528)

(1)	No employees with temporary work contracts at 12/31/2018 and 12/31/2017.

Headcount at year end – Breakdown by Business Unit

(number)	12/31/2018	12/31/2017	Change
Domestic	48,200	49,851	(1,651)

Brazil	9,658	9,508	150

Other Operations	43	70	(27)

Total	57,901	59,429	(1,528)

Report on Operations of the TIM Group	Consolidated Data – Tables of detail	54

SOCIAL AND ENVIRONMENTAL IMPACT OF OPERATIONS AND THEIR ECONOMIC ASPECTS

Environmental and social changes underway pose economic risks, but also business opportunities for TIM, that has a leading role in the economy of the main countries where it operates; In an increasingly digital world, the ability to find a sustainable dimension among the new business models, new service classes, new operating procedures and new professional dimensions that are transforming the way we live and work and reshaping systems and economic relations is of strategic importance.

The analysis process conducted in 2018, in order to identify material issues relative to the social, environmental and economic impacts business activities have both in and outside the Company, showed that opportunities related to the digital transformation of companies, the public administration and citizens’ services are material issues for the Group. The analysis also showed how essential it was for TIM to play a lead role in developing digital expertise and knowledge in its own dimension and in a capacity as enabler for a new digital society. There has also been a renewed focus on human rights, in all forms, and on environmental issues, such as reducing greenhouse gases, which the Group can contribute to with products that enable businesses and households to reduce their energy consumption, and with services to help cities lower their own emissions.

The following are a few cases in which social and environmental elements have direct economic impacts on TIM and, lastly, a description is provided of the materiality analysis, the details of which are provided in the Group’s Sustainability Report/Disclosure of non-financial information.

IMPROVING THE EFFICIENCY OF ENVIRONMENTAL COSTS - REDUCING ENERGY CONSUMPTION

TIM is one of the biggest electricity users nationally, consuming around 1.871 TWh of energy per year.

Technological developments continued in 2018, related mainly to the NGAN (Next Generation Access Network) implementation plan and LTE technology, are generally leading to an increase in energy consumption. 2018 in particular saw a significant boost given to the technological development of the fixed-line and mobile network and significant growth in new installations in the internal and external market in the field of Information Technology, with a consequent increase in energy demand.

TIM pro-actively managed to offset its energy consumption related to technological development, through continual research into efficiency and the optimization of solutions adopted, achieving:

•	net total decrease in energy consumption in 2018 of the Domestic Business Unit approximately 28 GWh compared to 2017;

•

an increase in own production of electricity through the co-generation and tri-generation of approximately 25 GWh by the Domestic Business Unit in 2018, compared to the previous year, for an output of around 132 GWh, thanks to optimized plant operation.

In economic terms, the overall savings of the Domestic Business Unit from the reduction in consumption and own energy produced can be estimated to be approximately 7.3 million euros over the course of the year.

During the year, TIM maintained ISO 50001 certification for sites covered by the Energy Management System. In 2018, certification was extended considerably: besides the “historic” site in Bologna, in via Stendhal and the Data Center in Rozzano 1 and 2, certification was also obtained for Rozzano 3 - thus completing the entire Data Center at Rozzano - and for the exchange in the center of Piacenza, as well as the Data Processing Centers at Padova and Bologna Roveri. TIM therefore achieved the objective it had set the previous year to add an exchange to the certification on top of the already certified buildings. The energy efficiency of TIM was also recognized through the awarding of Energy Efficiency Certificates (EEC, also known as White Certificates): During 2018, 18,000 EECs were awarded, sold with revenues equal to approximately 6 million euros. As proof of its commitment to energy, TIM received the 2018 Energy Manager award for the tertiary sector from FIRE (the Italian Federation for a Rational Use of Energy) in association with ENEA and Key Energy.

EFFICIENCY IMPROVEMENT PROCESS, SOCIAL COST OPTIMIZATION – ENGAGEMENT WITH WORKERS’ REPRESENTATIVES

TIM pays much attention to listening and involving workers’ representatives in many areas of work, including reorganization processes.

The search for constant dialog and discussion with union representatives led to major agreements being reached, aimed at reconciling the needs of the business with those of the people who work in the company. This has allowed

[1]	This does not include the electricity used by OLOs.

Report on Operations of the TIM Group	Social and environmental impact of operations and their economic aspects	55

agreements to be reached for the implementation of efficiency improvement plans that can mediate between the needs of the workers and those of the company. For example, a complex negotiation process involving the leading trade union organizations was completed in late 2015 with the signing of a framework agreement to manage staff redundancies.

Like its predecessors, the agreement provided for the use of a mixture of integrated instruments and measures that are not socially traumatic but that are economically sustainable:

•

these include the use in 2016–2017 of Defensive Solidarity Contracts, as required by the Jobs Act, extended up to June 2019, combined with the strategic role of the training lever, as a pivotal element to encourage professional retraining and requalification in order to counteract redundancies. Defensive Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid downsizing. For the workers to whom the contract will be applied, provision is made for INPS (Istituto Nazionale della Previdenza Sociale) to make up part of the remuneration not received due to the reduction in working hours. In 2018, the benefit on the cost of labor obtained from solidarity contracts was 81 million euros for the Group (117 million euros in 2017), all relating to the Parent Company;

•	redundancy in accordance with Law 223/91 and Article 4 of the so-called “Fornero Law”[4], with participation on a voluntary basis.

GROWTH OPPORTUNITIES

ICT services for environmental protection and improving citizens’ quality of life are seeing positive growth rates. TIM customers already have a range of solutions available to them to cut energy consumption, reduce red tape, and increase security for citizens.

TIM’s services for the environment (described on timbusiness.it) include:

•

TIM ENERGREEN, the energy management service platform which allows businesses and public organizations to monitor their consumption and manage it efficiently and effectively through locally placed sensors. Energy saving can be estimated to be approximately 10% only as regards the adoption of metering & reporting functions. For TIM ENERGREEN alone, sales in 2018 amounted to approximately one million euros, increasing by 30% over 2017;

•

videoconferencing solutions, a market which is extremely dynamic, reported a turnover of approximately 11 million in 2018. Available in different commercial formulations, suitable for the requirements of small, medium and large companies, with service levels and quality standards ranging from High Definition to telepresence, videoconferencing services reduce the amount of travel, and therefore CO2. Web-based solutions in particular are increasing both the availability of videoconferencing services among SMEs and their penetration among larger companies, contributing to reducing emissions;

•

vertical solutions - from telemedicine to smart agriculture - are also available on the market, directly or indirectly contributing to reducing consumption and emissions by optimizing and improving the efficiency of activities.

MATERIALITY ANALYSIS

As already stated, in compliance with Italian Legislative Degree 254/2016 and the requirements of the Global Reporting Initiative Standards, TIM conducted a materiality analysis in 2018 with the aim of identifying material topics as regards the socio-environmental and economic impacts of its business activities both within and outside the company.

Process to identify the material topics

In keeping with the methodology started in 2017, TIM assessed the validity of the material issues identified the previous year, adopting evolved semantic analysis techniques, to analyze a larger number of information sources in order to identify and map sector topics, and also continued its analysis of big data, in order to collect external points of view.

The taxonomy5 to adopt in the semantic engine was updated, using the same sustainability and digital references as those in 2017, in more recent versions and expanding the number. In particular:

•	Global Reporting Initiative Standard, ISO 26000, Sustainable Development Goals and specialist assessments[6];

[4]	Law 92/2012 www.gazzettaufficiale.it/eli/id/2012/07/03/012G0115/sg
[5]	Each taxonomy is made up of interrelated concepts and keywords with different correlation and significance levels. Each taxonomy was constructed using both Italian and English terms.
[6]	For example RobecoSam (Dow Jones Sustainability Index), FTSE4good and Sustainalytics questionnaires.

Report on Operations of the TIM Group	Social and environmental impact of operations and their economic aspects	56

•	Italian Digital Agenda, Objectives of the European Digital Single Market and dedicated indexes[7], besides regulatory references which are relevant for TIM and its stakeholders.

The semantic engine analyzed all the national and international sources of information, public and non-public sources, internal and external to TIM8 with different interactions leading to the definition of a list of topics based on the occurrences9 found in the various documents and establishing hierarchies between the topics. The material topics of the sector were identified through the occurrences, which were compared with the topics that emerged from the 2017 ‘tree’.

In order to obtain the significance of the material topics for the company, an internal questionnaire was given to a significant sample of representative contact people from all the company’s departments.

As stated, collecting external points of view was facilitated by the use of innovative tools such as semantics and big data analysis,10 as well as digital collaboration tools11”.

At the end of this initial screening, the company was able to draw up a list of topics representing the following macro areas:

•	correctness of corporate conduct;

•	stakeholder engagement;

•	integrating economic, social and environmental aspects in governance and the strategic plan;

•	supporting the development of digital skills in the community (in schools, in the public administration, in businesses);

•	developing the resilience of areas to disasters and calamities;

•	consolidating social and environmental aspects in the supply chain;

•	managing the workforce and employment development;

•	managing the health and safety of workers;

•	developing personnel competencies;

•	service quality;

•	online protection of minors (cyber bullying, child pornography, gambling);

•	safeguarding privacy and personal data protection and security;

•	contributing to and taking initiatives to fight climate change in company policies, strategies and processes;

•	reducing the environmental impact of TIM’s operations;

•	increasing the use of energy from renewable sources in company processes;

•	electromagnetism;

•	digital inclusion in society;

•	developing digital infrastructures with next-generation networks;

•	promoting and safeguarding human rights;

•	reducing inequalities and promoting equal opportunities in the Company.

This approach has enabled TIM to expand stakeholder engagement and dynamically observe topics in order to measure their trends over time.

Results at a glance

At the end of the analysis, TIM attributed a relevance score based on the occurrence of the topics12.

[7]	For example, the Digital Economy Society Index which monitors different aspects of the digitization level of the individual European countries.
[8]

For example: The “Piano Nazionale italiano per l’Agenda 2030” (Italian National Plan for the 2030 agenda) of the Italian government, the “Ernst & Young Megatrends report 2015”, the “Fair and Sustainable Well-Being in Italy 2016” (BES) report promoted by the National Council for Economy and Labor (CNEL) and the National Institute for Statistics (ISTAT).

[9]

The occurrences identify the number of times that a concept (or a specific term) is detected within the document by the semantic engine and provide an indication of the significance of the topic detected in the context of the document.

[10]

In keeping with activities of the previous years, stakeholders involved in engagement activities were surveyed, in addition to many other entities, for a total of approximately 500, concerning 8 categories of TIM stakeholders. Three types of sources were identified for the analysis:

•	documents issued by stakeholders (in particular sustainability reports);
•	statements issued on company websites;
•	discussions on social networks concerning the themes identified thanks to TIM Data Room activities.
[11]	Digital instruments were used for engagement. In particular:
•

a questionnaire was given to stakeholders, via the platform, from the categories: customers, suppliers, competitors, institutions, environment, community, persons, also collecting suggestions and feedback;

•	TIM’s vendor assessment platform was used to specifically focus on the category of suppliers;
•	information on TIM customers’ views on the proposed issues was obtained from the TIM.com site.
[12]

Scores ranged from 1 to 5, where 1 is the minimum frequency, 5 the maximum frequency, 3 the average frequency (calculated from the average occurrence of the topics taken into consideration). 2 and 4 are attributed in proportion to the minimum, average and maximum scores. Finally, the final score was calculated, weighted by the significance attributed to each source according to the different time periods covered in the analysis.

Report on Operations of the TIM Group	Social and environmental impact of operations and their economic aspects	57

The activity resulted in the following materiality matrix:

The key issues for the Group and its stakeholders reflect the Sustainable Development Goals which TIM believes it can help achieve to a greater extent through its own personnel, technologies and services, adopting business policies that promote and safeguard human rights and the environment.

Specifically, the relevant Goals are:

•	No. 4: Quality education;

•	No. 5: Gender equality;

•	No. 7: Affordable and clean energy;

•	No. 8: Decent work and economic growth;

•	No. 9: Industry, innovation and infrastructure;

•	No. 10: Reduced inequalities;

•	No. 11: Sustainable cities and communities;

•	No. 12: Responsible consumption and production;

•	No. 16: Peace, justice and strong institutions.

“Service quality” is the topic which registered the greatest increase, overall, compared to 2017. “Fair corporate conduct” was instead the most relevant issue for external stakeholders; “Safeguarding privacy and personal data protection and security”, “Developing digital infrastructures with next-generation networks” and “Supporting the development of digital skills in the community (in schools, in the public administration, in businesses)” all ranked higher than 2017.

“Reducing the environmental impact of TIM’s operations” is one of the most significant topics due to the important contribution TIM can provide through its solutions as a leading ICT company and through its adoption of strategies and policies to contain its energy consumption and greenhouse gas emissions.

Validation and Review

The validation of the topics and of the entire materiality analysis process was carried out by the Sustainability Reporting, Monitoring and Relationship (SRMR) division, with the support of RE2N, a company that develops innovative tools for sustainability and Shared Value, and TIM Data Room. The review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

Report on Operations of the TIM Group	Social and environmental impact of operations and their economic aspects	58

RESEARCH AND DEVELOPMENT

Approach to innovation, choice of topics, innovation governance process

Innovation, understood as a research and development activity for innovative technologies and services, processes and business models, represents a key factor in the company’s ability to keep up with the profound transformations brought about through ICT, as well as a necessary asset acting as a driving force in this evolution in terms of its customers and the national system, helping to overcome the socio-cultural barriers that limit the opportunity to participate in the information society and enjoyment of the relative benefits.

TIM has always considered innovation to be a strategic asset and takes great care in governing individual aspects, from its strategic role to its responsibility, objectives and policy.

In terms of role, both technological and business-based innovation are also confirmed in 2018 as the central element to the response to change in the technological, market and competitive context. In line with this, the Group has taken action in several ways:

•

by continuing the action, underway for several years now, to strengthen internal innovation lines, focusing laboratory activities and research groups on key aspects of the development of the fixed and mobile network towards future 5G standards and ultrabroadband, and issues concerning service platforms and new operations systems;

•

by confirming the drive towards the “Open Innovation” principle with the aim of maximizing the benefits deriving from the integration of innovative contributions generated internally with external sources of innovative ideas;

•	by interacting with the start-up world in order to catalyze the latter’s capacity for innovation through the TIM #Wcap acceleration program;

•

by implementing initiatives which allow for the growth of co-creation ecosystems like the IoT Open Lab, a laboratory dedicated to the development of IoT solutions based on key technologies for the Telco Operator with a view to open innovation.

More specifically, innovation management is overseen, with different missions, by the Technology Architectures & Innovation Department and by engineers, but involves various internal and external stakeholders of the company:

•	other areas of the company involved from time to time, both as internal customers for the innovation output solution and as centers of expertise on the topic;

•	traditional and digital partners, for the joint go2market of digital services;

•	research centers and universities, for cooperation and joint projects. In 2018, 18 research contracts came into effect, for a total value of 840,000 euros;

•

Standardization Bodies and Associations: TIM is still very active within the main Standardization Bodies and Associations, with 27 memberships in 2018, for a cost of 900,000 euros. On a national, but above all international, level there is a broad circle made up of standardization bodies (ETSI, ITU, CENELEC and 3GPP among others), associations (GSMA and NGMN to name the major ones), alliances (oneM2m and BBF), and telco open communities (ONF, OPNFV and CORD), which play a fundamental role in the evolution of the TLC industry for networks, platforms and services;

•

Ministries (Ministry of Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (CNR and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives. In particular, two specific consortiums were set up in 2018. KIC U-Move, the Community for Knowledge and Innovation in urban mobility, promoted by the European Institute of Innovation and Technology (EIT), with the support of the EU, in order to promote urban mobility, and Competence Industry Manufacturing 4.0 (CIM 4.0), set up in December 2018 after the award of the Ministry of Economic Development Industry 4.0 contract, to help fast track the process to transform a considerable section of the production system at local and national level, and act as an integrated hub for the dissemination of expertise and good practices, offering training and on-site experience, in technological and industrial sectors in Piedmont and other Italian regions. The Ministry of Economic Development will fund the consortium projects over the next three years.

TIM’s technological evolution is based on CTO Technology Strategy, which identifies technology strategy in terms of guidelines, specific technologies and roadmaps to adopt in the long term. The three-year technological plan is the reference policy for the Group and includes the technological evolution plans of subsidiaries. The plan sets out the main external factors that may affect company strategies (regulation, standards, suppliers, other market operators) and establishes the company entities involved, the applicable technological architecture and evolution of specific technologies, along with relative roadmaps for deployment or assessment. The qualitative and/or quantitative goals address the long term and have been given an annual framework. They are defined so that they can be objectively measured in compliance with quality standards (ISO 9001) and environmental standards (ISO 14001), and operational innovation processes, in the same way as TIM processes, in general, are based on TMF’s reference standard E-Tom.

Overall, in 2018 TIM committed around 1,300 people to working on technological innovation and engineering in Italy, for an overall investment for the Company of 1,165 million euros, which is equivalent to around 8% of revenues.

Report on Operations of the TIM Group	Research and development	59

Activities for the future of mobility and networks: initiatives for 5G

In October 2018, the tender of the Ministry of Economic Development for the award of user rights to 694–790 MHz, 3600–3800 MHz, and 26.5–27.5 GHz band frequencies for 5G mobile telecommunications services was completed, with an overall undertaking for TIM of 2,399 million euros. The rights to 3600-3800 MHz and 26.5-27.5 GHz band frequencies were assigned on a definitive basis in January 2019, while the rights to 694-790 MHz band frequencies will be made available in July 2022. 5G allows not only faster speeds than those possible with earlier technologies, but also a multitude of services with very different requirements, in particular in the mMTC13 and URLLC14 areas.

TIM has followed the development of 5G from 2012, actively participating in the definition of international standards as well as European consortia and projects which laid the foundations for the system and contributed to the introduction of innovative use cases and applications. In particular, TIM participated in the European Horizon 2020 METIS and METIS II projects included in the 5GPPP European initiative and in another 12 projects concerning all the main technological turning points of 5G, collaborating with the main providers of network technologies and terminals through specific MoUs.

The operational activities for technological development and 5G trials are accompanied by structured technical communication ranging from publishing to promotion with events of a scientific scope. Many initiatives dedicated to 5G took place during 2018, including the inauguration of the first Innovation Hub in Rome, which is the very cornerstone of the agreement. Another important event was held in Turin, at Palazzo Madama, with two days when TIM opened its doors to the public with live demos of 5G services, including automotive, digital tourism, Industry 4.0 and smartcity services, which will soon be available on the network. In Turin, TIM will develop the first 5G network in Italy, thanks to an agreement with the local authorities, following on from three important projects started in 2017 - Torino 5G, San Marino 5G and Bari-Matera 5G - for 5G coverage of these municipalities, involving over 55 partners.

In 2018, these projects continued, consolidating activities to provide coverage, with San Marino becoming the first European microstate to be covered by 5G.Research and partnerships with organizations and universities involved for Bari-Matera were also set up and activities will continue in 2019.

Over the next few years, 5G will be the revolution that everyone can experience in their daily lives.

Main applications will target:

•

the automotive and transport sector with vehicle-to-vehicle and vehicle-to-infrastructure connectivity, aimed at increasing safety and energy saving; connectivity for infotainment; self-driving vehicles and related aspects;

•

industry 4.0, i.e. the digital transformation of industry; the systematic addition of sensors to products, to produce data to improve production and processes; the evolution of the supply chain to enable real-time management of relations with suppliers and end customers;

•	the world of new media, with changes in user trends and new formats, including virtual and enhanced reality solutions;

•	healthcare, with remote assistance, to enable specialists to assist patients with chronic diseases from afar;

•	public safety, with mobile video surveillance solutions that can integrate data and images for a far broader vision, guaranteeing greater public security levels than the past;

•	assistance for tourists who can have information and multimedia content on their visits at their fingertips, thanks to sensors on their smartphones;

•

the information sector in general which can ensure “live” connections with a better video quality without complex instruments, thanks to a greater bandwidth availability, combined with a reduced latency.

[13]	Massive Machine Type Communication
[14]	Ultra Reliable and Low Latency Communications

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IoT Open Lab

In November 2016, TIM opened the IoT Open Lab, which became fully operational in 2017, at its base in Turin. Its purpose, according to the methods inherent in Open Innovation, is to support the development of IoT solutions based on key technologies for Telco Operators. In particular, the IoT Open Lab acts as a business accelerator to support companies in entering the ecosystem of technologies standardized by the 3GPP and, as regards the current period, Narrow Band IoT technologies. In 2018, more than 180 companies and customers visited the Lab, and among them, around fifty construction companies agreed a partnership with TIM allowing them to use the Lab’s facilities free of charge.

Research with Universities

The Open Innovation activities (understood as R&D participatory behavior) for 2018 were largely concentrated on the new Innovation model pursued at TIM and guided by top management. Research and development activities in 2018 focused on infrastructure issues and application solutions with a particular emphasis on opportunities afforded by 5G.

As already stated, the financial commitment amounted to 840,000 euros, involving 70 TIM technicians and 60 university researchers dedicated to specific research, including:

•	research projects on cognitive computing, artificial intelligence solutions and 5G in partnership with Turin Polytechnic;

•

the academic research partnership as part of the Ministry of Economic Development Bari-Matera 5G project involved TIM, together with academic organizations, in the full 5G coverage of cities scheduled for 2019, with 10 application areas started and over 70 use scenarios. In 2021, the entire metropolitan area of the 2 cities will be covered;

•

research projects started also in partnership with the University of Catania under the technology/innovation plan to fast-track the market delivery of the entire IoT ecosystem and 5G development activities.

Funded research activities

TIM has always been active in innovative and research initiatives funded by the European Commission and by national public administrations. This has enabled it to obtain funding of nearly 14 million euros over the 2016-2018 period and to take part in projects with a high innovation content, thanks to which it has been able to develop and consolidate its own know-how in sectors with a fast-paced technological evolution, working together with leading European, North American, Korean and Japanese research centers. In this area, it has been involved in activities carried out as part of funded projects concerning 5G, virtualization and intelligent mobility services, furthering its expertise and gaining a prominent position in the international sphere.

Patents and Intellectual Property Rights

During 2018, the Group’s portfolio of patents grew to include new patents filed (TIM ranks sixth as the Italian company for number of European patents filed), and was also streamlined, eliminating some patents that were no longer worth investing in, given advances in technological progress.

The patenting areas relate to the whole ICT sector, with areas of excellence in the mobile sector, where TIM is one of the six leading Telcos worldwide.

Specifically, TIM’s portfolio of patents included 3,256 patents held by TIM in 2018, of which 2,754 granted in 41 countries around the world and 502 published in 15 patent offices, relative to some 600 inventions.

A total of 11% of the patented inventions stem from work with universities and research institutes, from 1997 to the present day.

Participation in a Patent Pool for LTE with a patent essential for the relative standard should also be noted. The Patent Pool acquired new participants over the course of the year (bringing the current total to 19 license-holders) and granted several licenses to 42 companies.

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RESEARCH AND DEVELOPMENT IN BRAZIL

The Innovation & Technology Department, headed by the CTO of TIM Brasil, is responsible for Research and Development (R&D) activities. Its main areas of focus include: identifying technological innovation for the network and the evolutionary needs for new technologies and devices, setting architectural guidelines, and the development of strategic partnerships, so as to exploit new business models and guarantee the evolution of the network infrastructure in line with the business strategy. The organizational structure of Innovation & Technology is currently made up of 25 people in the Networks area, including telecommunications engineers, electrics and electronics engineers, IT experts and other technicians of various origins, competences and experiences, who cover all innovative needs and provide support to R&D.

In terms of infrastructure, one important result was the establishment of TIM Lab, a multi-purpose test environment focusing on innovation, which is able to guarantee the assessment of innovative services, products and technologies, certifying their functional efficiency and performance and the development of new models and configurations, consolidating the innovation flow. TIM Lab plays a strategic role in providing support for the conduct of Credibility Test, Trials and Proof of Concept (POC), for the validation of the services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements; in synergy with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

In January 2017, a new TIM Lab Innovation Center was opened at the Corporate Executive Offices complex in Barra da Tijuca, in the state of Rio de Janeiro: a building with a surface area of 650 square meters, able to accommodate more than 60 people. This new office hosts technicians and researchers and can be seen as a space of innovation open to new opportunities and the development of innovation for the Brazilian telecommunications market, also operating as a national reference point for R&D activities.

In 2018, more than 180 validation and innovation projects were concluded. Moreover, new technological areas, such as transport and fixed access solutions, were included in the range of initiatives relating to innovation and R&D. In this regard, more than 22 million reais were invested in the 2016/17 period, also for new lab premises, in addition to the 4 million reais in 2018; based on the 2019-2021 plan, further investments of 12 million reais have been allocated.

The Innovation & Technology department continued to work on projects and initiatives aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services. These projects can be divided into the following groups:

•	new generation networks;

•	positive environmental and social impacts;

•	Open Lab initiatives.

Next generation network projects

The reassignment of the 1,800 MHz, 850 MHz and 2,100 MHz bandwidths from 2G/3G to 4G gives TIM Brasil three important competitive advantages:

•	reduction of costs for LTE deployment;

•	expansion of the LTE coverage area and activation of the Carrier Aggregation strategy, improving the customer experience through higher “throughputs”;

•

improved indoor coverage. In addition to the expansion of coverage, use of the 850/1,800/2,100 MHz bandwidths could increase the capacity in cities already covered by the LTE bandwidth at 2.6 GHz, at limited additional cost.

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Another important consideration in this scenario is that over 94% of current LTE terminals are already compatible with the 1,800 MHz and 2,600 MHz bandwidths, and with the other bandwidths available; hence, implementation of the LTE multilayer is proving to be an excellent strategy that benefits from the dissemination of devices.

The deployment of the LTE 700 MHz layer will result in significant expansion of the coverage and indoor penetration, promoting the presence of LTE throughout the national territory and consolidating TIM Brasil’s leadership in LTE. The actual roll-out will follow the rules dictated by the EAD15 in order to manage the spectrum cleaning and avoid interference problems with the analogue TV transmission service. 82% of the LTE devices employed by the current users of TIM Brasil services are enabled for the 700 MHz bandwidth.

At the end of 2018, over 1,400 cities could test the LTE 700 MHz coverage.

In 2015, as part of the IP Multimedia Network Evolution, three tests were carried out at the Innovation Lab to assess the IMS16. In 2016 the tests were extended to live networks, allowing TIM Brasil to set up the functional infrastructure to provide services such as Voice over LTE (VoLTE), Video over LTE (ViLTE) and Wi-Fi Calling, entirely laid on IP and activated by an IMS platform. In 2017 TIM launched VoLTE high definition voice call services on the market, providing call services without the need to pass through switched lines. At the end of 2018, over 2,500 cities could use this service.

Projects with positive environmental and social impacts

The expansion of “4G RAN sharing”, in partnership with other Brazilian mobile operators, aims to define the architectural requirements, technical assumptions and specifications for the “LTE RAN sharing” solution, optimizing the network resources and costs. In this regard, TIM has pursued and considered RAN Sharing Solutions since 2007. Another strong motivation lies in coverage issues and timing in compliance with regulatory requirements. The RAN Sharing agreement allows TIM to promote the evolution of LTE development in rural areas of Brazil, with effective sharing of access and backhauling. At present 4G RAN Sharing relies on two national partners, improving the possible benefits and efficiencies of this technical model.

Following continuous testing activities, savings and energy efficiency solutions were introduced, which primarily concern the low traffic periods for the 2G, 3G and 4G access layers. The energy consumption recorded for the site, dependent on the access technology and coverage conditions, showed a reduction of up to 10%. According to TIM Brasil, the large-scale introduction of IoT could drastically change the mobile market in that it exploits the creation of services and represents a potential tool for agricultural applications, connected vehicles, tracking solutions, and social and healthcare support. In 2017 TIM invested in TIM Lab and in the E2E sector, improving existing smart parking applications and activating the connection of new applications, preparing the terrain for future NB-IoT and LTE-M commercial networks, which were launched in 2018 in the city of Santa Rita do Sapucai.

Since 2018, TIM Brasil together with Nokia and BR Digital, has offered connectivity services in rural areas, not only enabling agrobusiness commercial applications, but also the digital inclusion of sector employees and residents in small towns.

Open Lab initiatives

In 2017 TIM Brasil joined the Telecom Infra Project (TIP), an initiative founded by Facebook, SK Telecom, Deutsche Telekom, Nokia, Intel and other companies, which aims to identify new approaches to the creation and deployment of telecommunications network infrastructure. TIM Brasil has transformed TIM Lab into the first TIP Community Lab in Latin America, which will be used by TIP members to create universal standards relating to solutions, initially for transport networks, in order to overcome the challenges linked to the interoperability of the different providers. This initiative represents an open and collaborative approach to the development and testing of new technologies and solutions.

[15]	Entidade Administradora de Processo de Redistribuição e Digitalização de Canais de TV e RTV
[16]	IMS: IP Multimedia Subsystem, solutions focused on functional tests, specific analyses and interoperability with the so-called “legacy system”

Report on Operations of the TIM Group	Research and development	63

Moreover, in October 2018, TIM joined up with a new work team in the Telecom Infra Project (TIP) together with Vodafone and other mobile operators, called DCSG (Disaggregated Cell Site Gateway). This project is an opportunity to define a common set of requirements to produce devices that are more open, flexible and cost-effective.

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CONSOLIDATED NON-FINANCIAL STATEMENT

TIM, as a Relevant Public Interest Entity (PIE), has prepared and presented a “Consolidated non-financial statement” as a “separate report”, as provided for by article 5 Statement positioning and disclosure regime of Legislative Decree 254/2016, on the disclosure of non-financial information and diversity information by some companies and some large groups. Moreover, a report (statement) issued by the appointed external auditor pursuant to article 3, subsection 10 of Legislative Decree 254/2016 is annexed to the “Consolidated non-financial statement”; the assignment was given to PwC S.p.A..

The Consolidated Non-Financial Statement is available in the sustainability section of the website www.telecomitalia.com.

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EVENTS SUBSEQUENT TO DECEMBER 31, 2018

For details of subsequent events, see the specific Note “Events Subsequent to December 31, 2018” in the Consolidated and Separate Financial Statements as at December 31, 2018 of the TIM Group and TIM S.p.A., respectively.

BUSINESS OUTLOOK FOR THE YEAR 2019

The strategy of the TIM 2019-2021 Plan marks a major break with the past, focusing on execution as a key factor in TIM’s organic transformation, together with strategic initiatives capable of freeing up value. The Plan’s objectives are the relaunch of the Domestic business, with a focus on the quality, size and technical skills of TIM, and the strengthening of business in Brazil, taking advantage of growth opportunities (e.g. residential broadband and ultra-broadband connectivity) and continuing the repositioning of customers towards postpaid offers, leveraging 4G leadership.

On the Domestic market the Consumer segment begins with consolidated competitive advantages (quality, size and technical skills), to bring rationality to both the Fixed and Mobile market, using network quality and product reliability to leverage optimized profitability and expand the range of offered services. By 2021, ultra-broadband penetration will reach 80% of the broadband customer base (up from 45% in 2018).

The Business segment will put itself forward as a reference supplier and top ICT quality partner for SMEs and as a leading ICT solutions provider for large customers. Revenues from ICT services will grow significantly, reaching 48% of total revenues of the Large Business segment by 2021 (up from 39% in 2018).

The Wholesale segment will defend its access market share and confirm its leadership in ultra-broadband coverage. Fiber access will double compared to 2018.

The Telecom Italia Sparkle group will expand its infrastructure and grow enterprise networking and the cloud; partnerships to accelerate growth and expand strategic options will also be assessed.

In Brazil, the mobile customer base will continue to migrate towards postpaid offers, increasing from 36% in 2018 to around 50% in 2021. The fiber development program (backbone, backhauling and FTTH) will also continue and residential ultra-broadband customers will be at 1.2 million in 2021. Cost rationalization and digital transformation will be a leverage to support margin improvement, with an EBITDA margin of at least 40% by 2020.

TIM’s strategy aims to reduce debt through cash generation growth in the domestic market, achieved through stabilization of revenues, a streamlined costs structure and working capital and invested capital optimization. A dedicated department will ensure cost efficiencies are made and, through already identified actions, will allow for a reduction in the reducible cost base of 8% in 2021 compared to 2018; invested capital optimization will also take place through network sharing. To this end TIM and Vodafone Italia signed a memorandum of understanding in February 2019 and agreed to start exclusive negotiations on a partnership project to share the active component of the 5G network, assess the possibility of sharing active devices on the 4G network and expand the current passive sharing agreement.

The technological approach outlined in the new TIM plan puts modernization, simplification and artificial intelligence at the heart of future capital expenditure. TIM will build a completely new and automated 5G network, continuing with the disposal and consolidation of redundant assets (e.g. data centers and exchanges).

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The main financial targets of the 2019-2021 plan are as follows, it should also be remembered that the 2019 forecasts assume an operating performance affected by competitive dynamics that have already impacted – increasingly – the whole of 2018. These dynamics will have full effect on 2019, influencing the “Year on Year” comparability of the coming periodic financial reports and will determine the highlight of a recovery trend only during the second part of the year.

TIM Group:

•	Total Equity Free Cash Flow (2019/2021) of around 3.5 billion euros with the possibility of further growth through non-organic activities currently not included;

•	Group debt of around 22 billion euros in 2021 before non-organic operations (on the same accounting basis as 2018).

Domestic:

•	Slightly declining revenues from services (low single-digit) during the period with the aim of stabilizing them from 2020;

•	Organic EBITDA in low single-digit/mid single digit decline in 2019 and low single-digit growth for both 2020 and 2021;

•	Capex equal to about 3 billion euros per year.

Brazil:

•	Revenues from services growing by 3-5% in 2019 and mid single-digit growth in 2020 and 2021;

•	EBITDA growth (mid/high single digit) in 2019 with the confirmed EBITDA margin target of at least 40% in 2020;

•	Cumulative capex totaling around 12.5 billion reais in 2019/2021.

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MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2019 could moreover be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

These include, but are not limited to, the change in market context, entry of new potential competitors in the fixed and mobile field, start of proceedings by the authorities and delays in new strategy implementation, with effects – at this moment not foreseeable – in terms of strategic choices and development timing of the already announced triennial objectives, which may lead, in some cases, to a different progression in timing in respect of that initially foreseen or achievement of the objectives through new and more joined-up methods.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below in an analytical way.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation depends on the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. In 2018 economic growth in the euro area suffered an unexpected slowdown, suggesting that growth for the year would be lower than in 2017. The slowdown in the Italian economy was more evident than in other European countries: GDP recorded two consecutive negative quarter-on-quarter changes in the second half of the year. 2018 closed with an average growth of 0.9% in real terms, against a growth of 1.6% recorded in 2017, and growth for 2019 is expected at an even lower rate compared to 2018.

The slowdown in Italian growth reflects the deceleration in exports (in particular towards its main trading partner, Germany, which in turn recorded a sharp downturn in the third quarter), and expected normalization of monetary policies. On the domestic front, the uncertainty related to budget policy and possible repercussions on the financial markets and confidence of households and businesses had a considerable impact.

In Brazil, the expected results may be significantly affected by the macroeconomic and political situation. After two years of negative GDP growth – one of the deepest and longest recessions in its history – Brazil returned to growth in 2017 (+1%). In December the Central Bank slightly reduced its GDP growth forecasts for 2018, from 1.4 % estimated in September to 1.3%, due mainly to the performance of public accounts. The elections which ended with the new president voted in with a considerable popular majority should help to attenuate the political uncertainty and boost the confidence of households and businesses, creating a climate that is far more favorable for the economy to recover. Short and medium term growth forecasts remain tied to pension reforms and the introduction of a more efficient public spending system, which is not an easy task for the new president.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused on innovative products and services and on the capacity to move towards higher levels of convergence in service and expand it to the content offering, but also on the price competition in both traditional and other services. The use of new technologies (IoT) and new knowledge and customer management tools (Big Data) represent enabling factors in the mitigation of competition risks, however failure to exploit these opportunities could become an additional element of risk.

In the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, also beyond the Plan period.

Iliad launched its new mobile service at the end of May with the objective of capturing 10–15% of the market, adopting the same strategies it currently employs on the French market. In addition, Open Fiber and Infratel started up plans for the development of an UBB telecommunications network as an alternative to the TIM network, respectively in major Italian cities and in areas of market failure, opening up the possibility of a new wave of competition in those areas, with impacts for both the Wholesale and Retail segments.

Competitive risks in the Brazilian market lie in the rapid transition of the business model tied to traditional services and the potential consolidation of the sector. As the consumption patterns of consumers change (migration from voice to data services), service providers need to act swiftly in upgrading their infrastructure and modernizing their portfolios of products and services. In this context, the Tim Brasil group could be impacted by the need to upgrade its technologies and infrastructure rapidly and by greater competition, in the form of aggressive sales strategies and potential business combinations in the sector. At the same time, the deep economic and political crisis in the country has had a direct impact on consumption, especially in the Prepaid segment.

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OPERATIONAL RISKS

Operational risks inherent in our business relate, on the one hand, to failures in systems and/or network platforms, loss of critical or commercially sensitive data, possible inadequacies in internal processes, external factors, frauds, employee errors and errors in properly documenting transactions; and on the other, to the possibility of implementing strategies for value creation through the optimization of costs and capital expenditure, which in part could depend on factors beyond the control of the Company, such as the cooperation of external counterparties (suppliers, trade unions, industry associations) and laws and regulations.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which the TIM Group operates, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize terminations to protect the Company’s revenues from erosion.

The maintenance and improvement of existing installations depend on the Group’s ability to:

•	deliver network development plans within the time-frames contemplated by business development plans and with the necessary level of effectiveness/efficiency;

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

Risks related to business continuity

The TIM Group’s success depends heavily on the ability to ensure the continuous and uninterrupted delivery of the products and services we provide through the availability of processes and the relating supporting assets, which are sensitive to various internal and external threats. TIM has adopted a “Business Continuity Model System” framework in line with international standards, to analyze and prevent these risks.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities and government agencies, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

Risks of internal/external fraud

Technological progress means that increasingly sophisticated tools and techniques, which are quick acting and have a considerable economic impact are available for fraudulent activity.

“Conventional” phenomena such as subscription, interconnection, and commercial fraud currently generate the highest part of revenue loss and will continue to be significant in the near future, however new types of Internet-style fraud will gradually gain more ground (Internet spamming/phishing, service reselling, VoIP bypass, etc.). Furthermore, some specific types of provided services (e.g. wholesale interconnection, voice or data services) are potentially at risk of third party use for the construction of fictitious transaction schemes, tax avoidance offenses and/or international money laundering.

By way of example only, Fraud Management covers:

•	traffic or marketing-related fraud;

•	fraud connected with procurement processes and the supply of goods and services;

•	computer fraud;

•	fraud related to the use and disclosure of confidential information;

•	tax and/or financial fraud;

Report on Operations of the TIM Group	Main risks and uncertainties	69

which are:

•	identified by specific controls during routine working activities, or reported from sources inside/outside the company;

•	committed by entities outside the company, or by or with the assistance of employees (internal fraud).

The TIM Group has an established organizational model based on the governance of fraud and a separate operational governance system for managing and combating fraud.

The procedure to combat external fraud, drawing on company processes at risk of the offenses contemplated in Italian Legislative Decree 231/01 being committed, sets out internal control mechanisms, including instructions on how employees and Company staff/partners (including suppliers) must behave (Prevention). In the Detection stage, potential cases of fraud are identified and after a preliminary check of the possible grounds the cases may be subject to Investigation and Tackling. To complete the fraud management end-to-end cycle, the results of actions taken are assessed with monitoring and any actions to improve the fraud management process are identified.

Likewise, internal fraud is managed in compliance with constraints in trade union agreements banning the remote control of employees’ work, and involves monitoring and checking access to company systems only for operational purposes, and access to registration data only in the case of identified anomalies.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12-18 months.

The potential impact of Brexit will depend on the result of negotiations on the “divorce” agreement with the EU, which is even more uncertain, after the House of Commons voted against the British Prime Minister’s Brexit plan in January 2019.

Brexit and possible future scenarios connected to the outcomes of negotiations could cause further instability on global financial markets in an international context that is already affected by the trade dispute between the US and China.

The potential effects of Brexit could adversely affect our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The electronic communications industry is highly regulated. As such, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group and the guidance announced to the market. In addition, the position held by TIM In the fixed-line markets and the structure of the mobile markets results in high levels of scrutiny from the Italian Antitrust Authority (AGCM) over competition in the sector.

The main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent final decisions in new proceedings by AGCom and AGCM;

•

AGCom decisions with retroactive effect (for example, the revision of prices applicable to past years and the effectiveness and actual implementation of repricing policies, also following administrative rulings);

•	AGCom decisions that can influence the technological choices, with potential impact on the timing of return on infrastructure investment;

•	any AGCM decisions that can limit TIM’s competitive capacity (for example, in terms of minimum retail prices to guarantee replicability);

•	any inadequacy in the implementation of processes and systems for the management of regulated services, identified by AGCom or AGCM.

Report on Operations of the TIM Group	Main risks and uncertainties	70

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws, regulations, new accounting standards and Authority orders), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified and is monitored by the dedicated internal control system.

Compliance with Commission Regulation (EU) 2016/679 (General Data Protection Regulation, GDPR), directly applicable as from May 25, 2018 and enacted in Italy by Legislative Decree no. 101/2018 is particularly important. This Regulation has increased administrative fines considerably compared to the Data Protection Act previously in effect, and in some cases fines of up to 20 million euros may be administered, or in the case of companies, of up to 4% of their global annual turnover of the previous year, if this amount is higher than 20 million euros. Starting from the operating model already in use with pre-existing privacy regulations, the TIM Group has taken necessary action to comply with the GDPR.

Report on Operations of the TIM Group	Main risks and uncertainties	71

INFORMATION FOR INVESTORS

TIM S.p.A. SHARE CAPITAL AT DECEMBER 31, 2018

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on December 2018 average prices)	11,153 million euros

On May 25, 2016, the Shareholders’ Meeting approved amendments to the company name, introducing the name “TIM S.p.A.” as an alternative to “Telecom Italia S.p.A.”.

TIM S.p.A. ordinary and savings shares, as well as the ordinary shares of INWIT S.p.A. are listed on the Italian stock exchange (FTSE index), whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

TIM-Telecom Italia
code	ordinary shares	savings shares	INWIT	Tim Participações
Stock exchange	IT0003497168	IT0003497176	IT0005090300	BRTIMPACNOR1
Bloomberg	TIT IM	TITR IM	INW IM	TIMP3 BZ
Reuters	TLIT.MI	TLITn.MI	INWT.MI	TIMP3.SA

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Shareholder composition according to the Shareholders Book at December 31, 2018, supplemented by communications received and other available sources of information (ordinary shares):

(1)	Evidence of the ownership interests disclosed for the TIM shareholders’ meeting on May 4, 2018.
(2)

Paul E. Singer is a General Partner of Elliott Capital Advisors LP. This ownership interest is held indirectly through the subsidiaries Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership.

Report on Operations of the TIM Group	Information for Investors	72

MAJOR HOLDINGS IN SHARE CAPITAL

Taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A.’s ordinary share capital are as follows:

Outcomes of communications as per Article 120 of Legislative Decree 58 of February 24, 1998

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94%

Paul E. Singer	Indirect	8.85%

Cassa Depositi e Prestiti S.p.A. (*)	Direct	4.26%

(*)	Ownership interest referred to April 10, 2018.

Besides the above information, reported before December 31, 2018:

•	The Canada Pension Plan Investment Board notified the direct and indirect availability, on January 21, 2019, of an amount of ordinary shares equal to 3.13% of the total ordinary shares of TIM S.p.A..

•

Paul E. Singer notified the indirect availability, on January 31, 2019, through the subsidiaries Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership, of an amount of ordinary shares equal to 9.55% of the total ordinary shares of TIM S.p.A.;

•	Cassa Depositi e Prestiti S.p.A. notified the direct and indirect availability, on February 18, 2019, of an amount of ordinary shares equal to 5.03% of the total ordinary shares of TIM S.p.A..

COMMON REPRESENTATIVES

•

The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•

By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

•

By decree of June 14, 2018, the Court of Milan appointed Monica Iacoviello, as common representative of the holders of the Notes for the Loan “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019 “ issue, up until the maturity and redemption of the bonds (January 29, 2019).

RATING AT DECEMBER 31, 2018

At December 31, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Negative

Report on Operations of the TIM Group	Information for Investors	73

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Report on Operations of the TIM Group	Information for Investors	74

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Furthermore, on June 25, 2018, the Board of Directors of TIM approved amendments to the internal procedure governing transactions with related parties, and updated the relative related-party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM. The procedure was lastly updated by the Board of Directors with some improvements on July 24, 2018.

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “Related-party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were conducted in 2018, as defined by Article 4, paragraph 1a of the aforementioned regulation, that had a material impact on the financial position or the performance of the TIM Group and TIM S.p.A. in 2018.

In addition, there were no changes or developments with respect to the related party transactions described in the 2017 Report on Operations which had a significant effect on the financial position or on the performance of the TIM Group and TIM S.p.A. in 2018.

Related-party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure, which sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

For information on related-party transactions, see the Financial Statements and Notes to the Consolidated Financial Statements and Separate Financial Statements “Related-party transactions and direction and coordination activity”.

Report on Operations of the TIM Group	Related party transactions and direction and coordination activity	75

ALTERNATIVE PERFORMANCE MEASURES

In this Report on Operations, in the TIM Group Consolidated Financial Statements and in the Separate Financial Statements of the Parent, TIM S.p.A., for the year ended December 31, 2018, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for a better understanding of the performance of operations and financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at Business Unit level) and of the Parent, TIM S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+ Finance expenses

- Finance income

+/- Other expenses (income) from investments (1)

+/- Share of profits (losses) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/- Impairment losses (reversals) on non-current assets

+/- Losses (gains) on disposals of non-current assets

+ Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)	“Expenses (income) from investments” for TIM S.p.A..
(2)	Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at Business Unit level) and of the Parent. This method of presenting information is also used in presentations to analysts and investors. This Report on Operations provides a reconciliation between the “reported figure” and the “organic” figure.

•

EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the ability of the Group, as a whole and at Business Unit level, and of the Parent to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the financial year being reported with those of the previous years.

•

Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statements of financial position and used to calculate the Net Financial Debt of the Group and Parent respectively.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”), the “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Report on Operations of the TIM Group	Alternative Performance Measures	76

Net financial debt is calculated as follows:

+ Non-current financial liabilities

+ Current financial liabilities

+ Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A) Gross financial debt

+ Non-current financial assets

+ Current financial assets

+ Financial assets relating to Discontinued operations/Non-current assets held for sale

B) Financial assets

C=(A - B) Net financial debt carrying amount

D) Reversal of fair value measurement of derivatives and related financial liabilities/assets

E=(C + D) Adjusted net financial debt

Report on Operations of the TIM Group	Alternative Performance Measures	77

REVIEW OF KEY OPERATING AND FINANCIAL DATA - TIM S.p.A.

Non-recurring events - other one-off items

In 2018 and 2017, TIM S.p.A. recognized non-recurring operating expenses connected with events and transactions that by their nature do not recur as part of continuing operations, which are reported when their amount is material. Such expenses include the goodwill impairment loss, corporate restructuring and reorganization expenses, expenses resulting from regulatory disputes and sanctions and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers, as well as items related to adjustments relative to previous years.

In detail:

(millions of euros)	2018	2017
Non-recurring net expenses
Revenues
Adjustments of revenues from previous years	62	—

Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	13	8

Employee benefits expenses
Expenses related to restructuring and rationalization and other expenses	221	692

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	108	176

Impact on EBITDA	404	876

Impairment loss on Goodwill	2,686	—

Impairment losses on intangible assets	—	30

Impact on EBIT	3,090	906

Non-recurring net expenses in 2018 included:

•	the goodwill impairment loss attributed to domestic activities (2,686 million euros);

•	expenses related to company restructuring processes (221 million euros);

•

the adjustment of some contractual liabilities in order to align them with their estimated period end value. Specifically, liabilities relative to “prepaid” contracts were adjusted by a total of 62 million euros, wholly attributable to previous financial years;

•

sundry expenses for 121 million euros including provisions to cover a fine of 74.3 million euros levied for alleged infringement of Article 2 of Italian Decree Law 21 of March 15, 2012 (the “Golden Power” rule) under a ruling of May 8, 2018. The Company lodged an appeal with the Lazio Regional Administrative Court (TAR), requesting the precautionary suspension of the decision. In July 2018, the TAR granted the application and suspended payment of the fine, setting a date for the appeal to be heard.

Non-recurring expenses in 2017 chiefly included provisions for the start-up of the company restructuring plan of TIM S.p.A..

For comparative purposes only and to provide a better understanding of business performance in the reporting period, besides non-recurring transactions, “one-off” items are highlighted which, by their nature, are not linear or recurring, in the reporting period or the comparative period. Such above-mentioned items exclusively pertain to the Domestic market, are not subject to auditing and are produced for explanatory purposes only.

In 2017, positive one-off items for a total of 112 million euros were posted, relative to the differential impact arising from the revised estimate of the settlement value of some contractual liabilities with customers and suppliers.

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	78

OPERATING PERFORMANCE

		2018		Change
		comparable	2017	(a-b)
(millions of euros)	2018	(a)	(b)	amount		%
Revenues	13,902	14,055	14,099	(44)		(0.3)

EBITDA	5,608	5,876	5,801	75		1.3

EBIT margin	40.3%	41.8%	41.1%	0.7 pp

EBIT	(241)	(77)	2,567	(2,644)		—

EBIT margin	(1.7)%	(0.5)%	18.2%	(18.7	)pp

Profit (loss) before tax	(1,420)	(1,258)	1,398	(2,656)		—

Profit (loss) for the year	(1,854)	(1,749)	1,087	(2,836)		—

Licenses & capital expenditures	5,043	5,159	4,095	1,064		26.0

Net financial debt	29,360		29,210	150		0.5

Headcount at year end (number)	42,656		44,281	(1,625)		(3.7)

Revenues

Revenues amounted to 13,902 million euros.

The application of IFRS 15 resulted in the recognition of lower revenues by 153 million euros.

Excluding that effect, revenues for 2018 amounted to 14,055 million euros, down by 44 million euros (-0.3%) on 2017.

This result is impacted by the effects of the changed regulatory and competitive scenario (30-day pricing restored, entry of a fourth mobile operator), particularly in the Consumer segment.

Revenues for 2018 include a non-recurring adjustment of -62 million euros relating to previous financial years.

The sales segments show the following changes compared to 2017:

(millions of euros)	2018 comparable	2017	Change
Revenues	14,055	14,099	(44)

Consumer	7,480	7,659	(179)

Business	4,577	4,492	85

Wholesale	1,959	1,826	133

Other	39	122	(83)

In particular:

•	Consumer: revenues for the Consumer segment in 2018 amounted to 7,480 million euros, a decrease of 179 million euros compared to 2017 (-2.3%). In particular:

•

Revenues for the mobile segment were equal to 3,815 million euros, down by 71 million euros over 2017 (equal to -1.8%), particularly in the fourth quarter, following the greater impact of the changed competitive and regulatory scenario;

•

Revenues for the fixed segment were equal to 3,696 million euros, down by 113 million euros over 2017 (-3.0%), but with revenues from services holding up, thanks to higher ARPU levels that offset the effects of a decrease in access.

•	Business: revenues for the Business segment amounted to 4,577 million euros, up by 85 million euros on 2017 (+1.9%). In particular:

•	Revenues for the Mobile segment in 2018 totaled 1,196 million euros (+1.6%), up over the previous year, due in particular to the development of new digital services;

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	79

•

Revenues for the Fixed segment were equal to 3,448 million euros, up by 64 million euros over 2017 (+1.9% compared to 2017) due to continual growth in innovative services, which widely offset the natural decline in revenues from traditional services.

•	Wholesale: revenues for the Wholesale segment in 2018 came to 1,959 million euros, up on the figure of 2017 (+133 million euros, equal to +7.3%).

EBITDA

EBITDA amounted to 5,608 million euros for 2018.

The application of IFRS 15 had a negative impact on EBITDA of 268 million euros. Excluding this effect, comparable EBITDA for 2018 totaled 5,876 million euros (5,801 million euros in 2017), increasing by 75 million euros (equal to +1.3%); the EBITDA margin stood at 41.8% (41.1% in 2017, up by 0.7 percentage points).

EBITDA for 2018, net of the non-recurring component, amounted to 6,280 million euros (6,677 million euros in 2017). Specifically EBITDA for 2018 reflected a negative impact totaling 404 million euros referring to non-recurring expenses (876 million euros in 2017), as already described.

Further details on non-recurring items are provided in the Note “Significant non-recurring events and transactions” of the Separate Financial Statements at December 31, 2018 of TIM S.p.A..

Organic EBITDA is calculated as follows:

(millions of euros)	2018	2017	Change amount %
REPORTED EBITDA	5,608

Effect of adoption of new accounting standards	268

COMPARABLE EBITDA - on the same accounting basis	5,876	5,801	75	1.3

of which non-recurring income/(expenses)	(404)	(876)	472

ORGANIC EBITDA - excluding Non-recurring items	6,280	6,677	(397)	(5.9)

In 2017, EBITDA also reflected some one-off items for a total of 112 million euros, relative to the differential impact arising from the revised estimate of the settlement value of some contractual liabilities with customers and suppliers.

The following elements also affected EBITDA:

•	Other operating income (252 million euros; 252 million euros on comparable basis; 459 million euros in 2017)

(millions of euros)	2018 comparable	2017	Change
Late payment fees charged for telephone services	49	48	1

Recovery of employee benefit expenses, purchases and services rendered	27	20	7

Capital and operating grants	33	44	(11)

Damages, penalties and recoveries connected with litigation	23	35	(12)

Partnership agreements and other arrangements with suppliers	22	97	(75)

Estimate revisions and other adjustments	73	188	(115)

Other	25	27	(2)

Total	252	459	(207)

Other operating income includes, among others, contribution fees resulting from partnership agreements and other arrangements with suppliers, designed to develop the collaboration between the parties, in order to strengthen and stabilize industrial, commercial and real estate relations over time. In the 2017 financial year, Other income included the aforementioned “one-off” items for a total amount of 112 million euros.

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	80

•	Acquisition of goods and services (5,801 million euros; 5,715 million euros on comparable basis; 5,567 million euros in 2017)

(millions of euros)	2018 comparable	2017	Change
Acquisition of goods	1,643	1,566	77

Revenues due to other TLC operators and costs for telecommunications network access services	762	766	(4)

Commercial and advertising costs	777	743	34

Professional and consulting services	115	86	29

Power, maintenance and outsourced services	1,106	1,123	(17)

Lease and rental costs	803	767	36

Other	509	516	(7)

Total acquisition of goods and services	5,715	5,567	148

% of Revenues	40.7	39.5	1.2	pp

This item increased by 148 million euros compared to 2017. Costs for the acquisition of goods increased mainly due to higher purchasing volumes of equipment and handsets related to the increase in product sales and to higher commercial costs and costs for professional services; reduction in costs for energy and outsourced services is attributable to streamlining actions taken during the year.

•	Employee benefits expenses (2,541 million euros; 2,531 million euros on comparable basis; 3,034 million euros in 2017)

(millions of euros)	2018 comparable	2017	Change
Ordinary employee expenses and costs	2,310	2,342	(32)

Restructuring expenses and allocations to employee and other provisions	221	692	(471)

Total employee benefits expenses	2,531	3,034	(503)

Employee benefits expenses decreased by 503 million euros compared to 2017. The main factors that drove this change were:

•

lower ordinary employee expenses, which fell by 32 million euros, mainly due to the benefits delivered by the downsizing of the average salaried workforce by 1,433 employees (excluding the component relating to the solidarity agreement), which in part were offset by the termination, at the start of 2018, of the “defensive solidarity” agreements applied by TIM S.p.A. The solidarity agreement was renewed in June 2018 for a further 12 months;

•

the decrease of 471 million euros for restructuring expenses and allocations to employee and other provisions. Specifically, a plan was launched at the end of 2017 for executive and non-executive staff to adopt, among others, Article 4(1–7-ter) of Law 92 of June 28, 2012 (the “Fornero Law”, which provides for early retirement arrangements). During 2018, Plan take-up was greater than initially forecast, while Decree Law 4 of January 28, 2019, which introduced significant changes in social security, allows wider accessibility in terms of recourse to assisted pensions. As a consequence estimates for staff leaving in 2019-2020 were revised, with additional non-recurring provisions being allocated for a total of 203 million euros. In 2017, provisions were already set aside for non-recurring expenses totaling 692 million euros.

The headcount at December 31, 2018 amounted to 42,656 employees, a decrease of 1,625 compared to December 31, 2017 (44,281).

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	81

•	Other operating expenses (722 million euros; 703 million euros on comparable basis; 658 million euros in 2017)

(millions of euros)	2018 comparable	2017	Change
Write-downs and expenses in connection with credit management	350	303	47

Provision charges	112	153	(41)

TLC operating fees and charges	41	48	(7)

Indirect duties and taxes	67	63	4

Penalties, settlement compensation and administrative fines	73	35	38

Association dues and fees, donations, scholarships and traineeships	10	12	(2)

Other	50	44	6

Total	703	658	45

Other operating expenses included a non-recurring component of 108 million euros (176 million euros in 2017), consisting chiefly of the fine levied on May 8, 2018 in application of the “Golden Power” rule (Italian Decree Law 21 of 15/3/2012).

Depreciation and amortization

As a result of the introduction of IFRS 15, which requires that customer acquisition costs be deferred, rather than capitalized, depreciation and amortization for 2018 amounted to 3,155 million euros.

Depreciation and amortization on the same accounting basis instead amounted to 3,259 million euros, rising by 56 million euros compared to 2018 (3,203 million euros). In particular, we report:

•

depreciation posted an increase of 40 million euros, mainly due to the reduction of the lease terms on some real estate leases classified as finance leases – renegotiated as part of a Project of real estate space restructuring and rationalization – which resulted in greater depreciation, including improvements, of around 28 million euros;

•

amortization increased by 16 million euros, mainly due to the capitalization of subscriber acquisition costs (SACs) for 23 million euros, the investment following the extension of the GSM license for 10 million euros and IRU contracts for 5 million euros. The increase was partially offset by decreases for 22 million euros, due to the reduction in software amortization.

Gains/(losses) on disposals of non-current assets

The item showed a loss of 11 million euros (a loss of one million euros in 2017). Capital losses, totaling 13 million euros, included 6 million euros for advance releases of property lease agreements.

Impairment reversals (losses) on non-current assets

The item Impairment reversals (losses) on non-current assets was negative by 2,683 million euros (negative by 30 million euros in 2017), mainly following the TIM S.p.A. goodwill impairment loss in the year.

A more detailed analysis is provided in the Note “Goodwill” in the Separate Financial Statements as at December 31, 2018 of TIM S.p.A.

EBIT

The item shows a negative 241 million euros.

The application of IFRS 15 had a negative impact on EBIT of 164 million euros. Excluding that effect, EBIT for 2018 was negative for 77 million euros (2,567 million euros in 2017), showing a drop of 2,644 million euros. The EBIT margin fell from 18.2% in 2017 to -0.5% in 2018.

EBIT for 2018 was pulled down by non-recurring net expenses, including the aforesaid goodwill impairment loss, totaling 3,090 million euros (906 million euros in 2017).

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	82

In particular:

			Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	(241)

Effect of adoption of new accounting standards	164

COMPARABLE EBIT – on the same accounting basis	(77)	2,567	(2,644)

of which non-recurring income/(expenses)	(3,090)	(906)	(2,184)

ORGANIC EBIT – excluding Non-recurring items	3,013	3,473	(460)	(13.2)

Income (expenses) from investments

The item, equal to 71 million euros (71 million euros on comparable basis) is as follow:

(millions of euros)	2018 comparable	2017	Change
Dividends	125	255	(130)

Impairment losses on financial assets	(54)	(30)	(24)

Total	71	225	(154)

In particular, we report:

•

dividends mainly referred to the subsidiaries Inwit S.p.A. (68 million euros), TI Finance (38 million euros) and Persidera (8 million euros), as well as the company Emittenti Titoli (10 million euros). In 2017, dividends mainly referred to the subsidiaries TI Finance (190 million euros), Inwit S.p.A. (53 million euros), Persidera (9 million euros), and Telecontact (2 million euros);

•

impairment losses mainly referred to the write-down of the investments held in the subsidiary Noverca (42 million euros), Persidera (4 million euros), and Olivetti (5 million euros), as well as in the associate Tiglio 1 (2 million euros). In 2017, impairment losses mainly related to the subsidiaries TN Fiber (16 million euros), Olivetti (6 million euros), and the associate Alfiere (7 million euros).

Finance income (expenses), net

Finance income (expenses) showed a net expense of 1,250 million euros (expense of 1,394 million euros in 2017). The improvement is connected to the reduction in average debt exposure and a drop in interest rates from the refinancing operations carried out over the last 12/18 months, as well as the effects of the change on some non-monetary items of a currency and accounting nature, relative to the fair value measurement of derivatives, as provided for in IFRS 13.

Income tax expense

This item amounted to 434 million euros, showing an increase of 123 million euros on 2017 (311 million euros). The trend in taxes is affected by the impact of some items in 2018 that are not relevant for tax purposes (mainly driven by goodwill impairment loss and other non-deductible sundry expenses and lower tax deductions for dividends). Further details are provided in the Note “Income tax expense (current and deferred)” of the Separate Financial Statements at December 31, 2018 of TIM S.p.A..

Profit (loss) for the year

The loss for the year amounted to 1,854 million euros (profit of 1,087 million euros in 2017). The figure was adversely affected by the adoption of IFRS 9 and IFRS 15 for 105 million euros, as well as by non-recurring net expenses (including the previously mentioned goodwill impairment loss) for 3,024 million euros.

On comparable basis, profit for the year would have amounted to around 1.3 billion euros, a drop of approximately 0.4 billion euros over 2017.

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	83

Financial Position and Cash Flows Performance

Financial position structure

(millions of euros)	12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets	55,205	56,231	(1,026)

Goodwill	24,341	27,027	(2,686)

Other intangible assets	6,339	4,249	2,090

Tangible assets	12,476	12,943	(467)

Other non-current assets	11,167	11,110	57

Deferred tax assets	882	902	(20)

Current assets	5,956	5,956	—

Inventories, Trade and miscellaneous receivables and other current assets	4,112	4,113	(1)

Current income tax receivables	166	—	166

Current financial assets	1,678	1,843	(165)

	61,161	62,187	(1,026)

Equity and liabilities
Equity	18,138	20,069	(1,931)

Non-current liabilities	29,868	32,016	(2,148)

Current liabilities	13,155	10,102	3,053

	61,161	62,187	(1,026)

Non-current assets

•	Goodwill: the item shows a decrease of 2,686 million euros compared to December 31, 2017, following the aforementioned goodwill impairment loss attributed to domestic activities;

•	Other intangible assets: rose by 2,090 million euros, representing the sum of the following:

•	Impact as a consequence of the adoption of the new version of IFRS 15 as from January 1, 2018 (-78 million euros);

•	capex (+3,310 million euros);

•	amortization charge for the year (-1,146 million euros);

•	reversals, reclassifications and other changes (+4 million euros).

•	Tangible assets: decreased by 467 million euros, representing the sum of the following:

•	capex (+1,733 million euros);

•	changes in finance leasing contracts (+58 million euros);

•	depreciation charge for the year (-2,009 million euros);

•	disposals, reclassifications and other changes (-249 million euros).

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	84

Equity

Equity amounted to 18,138 million euros, down by 1,931 million euros compared to December 31, 2017 (20,069 million euros). The changes in equity over 2018 and 2017 are detailed in the following table:

(millions of euros)	12/31/2018	12/31/2017
At the beginning of the year	20,069	18,973

Impact of the adoption of IFRS 9 and IFRS 15	6	—

At the beginning of the year, restated	20,075	18,973

Profit (loss) for the year	(1,854)	1,087

Dividends approved	(166)	(166)

Merger of TIM Real Estate S.r.l. and Olivetti Multiservices S.p.A. into TIM S.p.A.	—	44

Issue of equity instruments and other changes	3	(6)

Movements in the reserve for financial assets measured at fair value through other comprehensive income and derivative hedging instruments	65	130

Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	15	7

At the end of the year	18,138	20,069

Cash flows

Change in net financial debt

(millions of euros)	2018	2017	Change
EBITDA	5,608	5,801	(193)

Capital expenditures on an accrual basis	(2,644)	(3,465)	821

Expenditures for mobile telephone licenses	(2,399)	(630)	(1,769)

Change in net operating working capital:	1,154	(10)	1,164

Change in inventories	(84)	(45)	(39)

Change in trade receivables and net amounts due from customers on construction contracts	(65)	(16)	(49)

Change in trade payables (*)	(196)	83	(279)

Change in payables for mobile telephone licenses	1,922	—	1,922

Other changes in operating receivables/payables	(423)	(32)	(391)

Change in employee benefits	(194)	439	(633)

Change in operating provisions and Other changes	49	103	(54)

Net operating free cash flow	1,574	2,238	(664)

of which operating free cash flow connected with the purchase of mobile telephone licenses	(477)	(630)	153

% of Revenues	11.3	15.9	(4.6	) pp

Sale of investments and other disposals flow	24	47	(23)

Financial investments flow	(130)	(76)	(54)

Dividends flow	(51)	89	(140)

Increases in finance leasing contracts	(58)	(54)	(4)

Share capital increases/reimbursements		—	—

Financial expenses, income taxes and other net non-operating requirements flow	(1,509)	(2,257)	748

Reduction (Increase) in net financial debt	(150)	(13)	(137)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

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The decrease in net operating free cash flow in 2018, compared to 2017, was driven mainly by the drop in EBITDA (193 million euros), by higher capital expenditures and mobile phone licenses (948 million euros), as well as by provisions for employee benefits expenses, partially offset by the change in net working capital.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt at December 31, 2018 was particularly impacted by the following:

Flow of expenditures for mobile telephone licenses / spectrum

Capital expenditures totaled 5,043 million euros (net of the effect of the introduction of IFRS 15, amounting to 5,159 million euros; they were equal to 4,095 million euros in 2017), with a growth of 948 million euros, determined by higher capital expenditures on intangible assets of 1,683 million euros, partially offset by lower capital expenditures of 735 million euros on tangible assets.

In particular, we report:

•

capital expenditures in intangible assets rose by million euros, driven by the investment of 2,399 million euros in the acquisition of user rights to frequencies in the 694–790 MHz, 3600–3800 MHz, and 26.5–27.5 GHz bands, which will be reserved for 5G mobile telecommunications services, awarded to the Group by the Ministry of Economic Development auction. The user rights were formally awarded on October 9, 2018, with the rights to 3600–3800 MHz and 26.5–27.5 GHz frequencies assigned on a definitive basis in January 2019, while the user rights to 694–790 MHz frequencies will be assigned in July 2022;

•

capital expenditures in tangible assets fell by 735 million euros, mainly driven by lower investments in Network infrastructure, in part due to the progressive delivery of ultra-broadband coverage objectives and the completion of Ministry of Economic Development financed projects.

Sale of investments and other disposals flow

This item shows a positive figure of 24 million euros and related mainly to disposals of tangible assets.

In 2017, the item posted a positive balance of 47 million euros, reflecting the sale of tangible assets and 3 million euros collection of the deferred portion of the sale price of a non-controlling interest sold in previous years.

Financial investments flow

The figure amounted to 130 million euros and referred primarily to investment account payments to cover subscriptions of new share capital issued by the subsidiaries Noverca (40 million euros) Flash Fiber (86 million euros) and Timvision (2 million euros). In 2017, the figure amounted to 76 million euros and referred primarily to investment account payments to cover subscriptions of new share capital issued by the subsidiaries Flash Fiber (62 million euros) and Noverca (10 million euros).

Increases in finance leasing contracts

This item, equal to 58 million euros, refers to the higher value of finance lease assets, also due to higher financial payables recognized, mainly following the recognition of vehicle lease agreements as finance leases in accordance with IAS 17. In 2017, the item amounted to 54 million euros. Further details are provided in the Note “Tangible assets (owned and under finance leases)” in the Separate Financial Statements at December 31, 2018 of TIM S.p.A..

Share capital increases/reimbursements, including incidental costs

No increases or reimbursements of share capital were made in 2018 and in 2017.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment of income taxes, net finance expenses, and the change in non-operating receivables and payables.

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Net financial debt

This item amounted to 29,360 million euros, up by 150 million euros on 2017 (29,210 million euros).

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting exchange and interest rates for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value measurement, from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

The details are as follows:

(millions of euros)	12/31/2018	12/31/2017	Change
Non-current financial liabilities
Bonds	13,984	14,902	(918)

Amounts due to banks, other financial payables and liabilities	9,348	11,709	(2,361)

Finance lease liabilities	1,445	1,856	(411)

	24,777	28,467	(3,690)

Current financial liabilities (1)
Bonds	2,126	1,528	598

Amounts due to banks, other financial payables and liabilities	5,618	2,522	3,096

Finance lease liabilities	159	147	12

	7,903	4,197	3,706

Total gross financial debt	32,680	32,664	16

Non-current financial assets
Financial receivables and other non-current financial assets	(1,642)	(1,611)	(31)

	(1,642)	(1,611)	(31)

Current financial assets
Securities other than investments	(466)	(746)	280

Financial receivables and other current financial assets	(327)	(326)	(1)

Cash and cash equivalents	(885)	(771)	(114)

	(1,678)	(1,843)	165

Total financial assets	(3,320)	(3,454)	134

Net financial debt carrying amount	29,360	29,210	150

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(1,307)	(1,414)	107

Adjusted net financial debt	28,053	27,796	257

Breakdown as follows:
Total adjusted gross financial debt	30,712	30,298	414

Total adjusted financial assets	(2,659)	(2,502)	(157)

(1) of which current portion of medium/long-term debt:
Bonds	2,126	1,528	598

Amounts due to banks, other financial payables and liabilities	3,372	1,428	1,944

Finance lease liabilities	159	147	12

The non-current portion of gross financial debt amounted to 24,777 million euros (28,467 million euros at the end of 2017) and represented 76% of total gross financial debt.

In line with the Group’s objectives in terms of debt composition and in accordance Guidelines adopted for the “Management and control of financial risk”, TIM S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for managing exchange rate risk on financial instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	87

Gross financial debt

Bonds

Bonds at December 31, 2018 totaled 16,110 million euros (16,430 million euros at December 31, 2017). Their nominal repayment amount was 15,849 million euros, down by 378 million euros compared to December 31, 2017 (16,227 million euros).

Changes in bonds over 2018 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% (1/28/2026)	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia S.p.A. 582 million euros 6.125% (2)	Euro	582	12/14/2018

(1)	Net of buy-backs totaling 157 million euros made by the company in 2015.
(2)	Net of buy-backs totaling 168 million euros made by the company in 2015.

With reference to Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2018 was 203 million euros, down by 1 million euros compared to December 31, 2017 (204 million euros).

On January 11, 2019, TIM S.p.A. issued a bond for 1,250 million euros, maturing on April 11, 2024, with coupon equal to 4.000%, issue price 99.436%, repayment price 100%. The issue is part of the maturing debt optimization and refunding process.

Revolving Credit Facility and Term Loan

The following table shows committed credit lines available at December 31, 2018.

	12/31/2018		12/31/2017
(billions of euros)	Approved	Drawdowns	Approved	Drawdowns
Revolving Credit Facility – maturing May 2019	—	—	4.0	—

Revolving Credit Facility – maturing March 2020	—	—	3.0	—

Revolving Credit Facility – maturing January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

On January 16, 2018, two syndicated Revolving Credit Facilities existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for a total of 5 billion euros, maturing on January 16, 2023, currently not drawn.

At December 31, 2018, TIM had bilateral Term Loans for 1,475 million euros and overdraft facilities for 250 million euros, drawn down for the full amount.

Maturities of financial liabilities

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.07 years.

Details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, are provided in the Note “Financial Liabilities (non-current and current)” of the Separate Financial Statements of TIM S.p.A. at December 31, 2018.

Financial assets and liquidity margin

Financial assets totaled 3,320 million euros (3,454 million euros at December 31, 2017), of which 708 million euros relating to financial receivables from Group companies.

Of that total, 1,678 million euros (1,843 million euros at December 31, 2017) was classified as current financial assets.

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The available liquidity margin of TIM S.p.A. amounted to 6,351 million euros, equal to the sum of:

•	“Cash and cash equivalents” and “Current securities other than investments” for a total of 1,351 million euros (1,517 million euros at December 31, 2017);

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is amply sufficient to cover the financial liabilities due.

In particular:

Cash and cash equivalents amounted to 885 million euros (771 million euros at December 31, 2017). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments are made with leading banking and financial institutions with high-credit-quality;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 466 million euros (746 million euros at December 31, 2017). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of:

•

Italian Treasury bonds (252 million euros). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

•	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 240 million, resulting from the public buyback offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

Report on Operations of TIM S.p.A.	Review of Key Operating and Financial Data – TIM S.p.A.	89

FINANCIAL STATEMENTS – TIM S.p.A.

Separate Income Statements

		2018 comparable	2017	Change (a/b)
(millions of euros)	2018	(a)	(b)	amount	%
Revenues	13,902	14,055	14,099	(44)	(0.3)

Other income	252	252	459	(207)	(45.1)

Total operating revenues and other income	14,154	14,307	14,558	(251)	(1.7)

Acquisition of goods and services	(5,801)	(5,715)	(5,567)	(148)	(2.7)

Employee benefits expenses	(2,541)	(2,531)	(3,034)	503	16.6

Other operating expenses	(722)	(703)	(658)	(45)	(6.8)

Change in inventories	84	84	45	39	86.7

Internally generated assets	434	434	457	(23)	(5.0)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,608	5,876	5,801	75	1.3

Depreciation and amortization	(3,155)	(3,259)	(3,203)	(56)	(1.7)

Gains/(losses) on disposals of non-current assets	(11)	(11)	(1)	(10)	—

Impairment reversals (losses) on non-current assets	(2,683)	(2,683)	(30)	(2,653)	—

Operating profit (loss) (EBIT)	(241)	(77)	2,567	(2,644)	—

Income (expenses) from investments	71	71	225	(154)	(68.4)

Finance income	1,177	1,172	1,571	(399)	(25.4)

Finance expenses	(2,427)	(2,424)	(2,965)	541	18.2

Profit (loss) before tax	(1,420)	(1,258)	1,398	(2,656)	—

Income tax expense	(434)	(491)	(311)	(180)	(57.9)

Profit (loss) for the year	(1,854)	(1,749)	1,087	(2,836)	—

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Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following Statements of Comprehensive Income include the Profit (loss) for the year as shown in the Separate Income Statements and all non-owner changes in equity.

(millions of euros)			2018	2017
Profit (loss) for the year	(a	)	(1,854)	1,087

Other components of the Statements of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Income Statements
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(4)	—

Income tax effect			—	—

	(b	)	(4)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			20	9

Income tax effect			(5)	(2)

	(c	)	15	7

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Income Statements	(e=b+c+d	)	11	7

Other components that will be reclassified subsequently to Separate Income Statements
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			11	(33)

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			(3)	9

	(f	)	8	(24)

Hedging instruments:
Profit (loss) from fair value adjustments			70	(190)

Loss (profit) transferred to the Separate Income Statements			10	393

Income tax effect			(19)	(49)

	(g	)	61	154

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Income Statements	(i= f+g+h	)	69	130

Total other components of the Statements of Comprehensive Income	(k= e+i	)	80	137

Total comprehensive income (loss) for the year	(a+k	)	(1,774)	1,224

(*)	Including, for 2017, “available-for-sale financial assets”.

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Statements of Financial Position

(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			24,341	27,027	(2,686)

Intangible assets with a finite useful life			6,339	4,249	2,090

			30,680	31,276	(596)

Tangible assets
Property, plant and equipment owned			10,782	10,871	(89)

Assets held under finance leases			1,694	2,072	(378)

			12,476	12,943	(467)

Other non-current assets
Investments			7,821	7,747	74

Non-current financial assets			1,642	1,611	31

Miscellaneous receivables and other non-current assets			1,704	1,752	(48)

Deferred tax assets			882	902	(20)

			12,049	12,012	37

Total Non-current assets	(a	)	55,205	56,231	(1,026)

Current assets
Inventories			262	178	84

Trade and miscellaneous receivables and other current assets			3,850	3,935	(85)

Current income tax receivables			166	—	166

Current financial assets
Securities other than investments, financial receivables and other current financial assets			793	1,072	(279)

Cash and cash equivalents			885	771	114

			1,678	1,843	(165)

Total Current assets	(b	)	5,956	5,956	—

Total Assets	(a+b	)	61,161	62,187	(1,026)

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(millions of euros)			12/31/2018 (a)	12/31/2017 (b)	Change (a-b)
Equity and liabilities
Equity
Share capital issued			11,677	11,677	—

less: Treasury shares			(21)	(21)	—

Share capital			11,656	11,656	—

Additional paid-in capital			2,094	2,094	—

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			4,388	6,319	(1,931)

Total Equity	(c	)	18,138	20,069	(1,931)

Non-current liabilities
Non-current financial liabilities			24,777	28,467	(3,690)

Employee benefits			1,503	1,661	(158)

Deferred tax liabilities			3	2	1

Provisions			579	595	(16)

Miscellaneous payables and other non-current liabilities			3,006	1,291	1,715

Total Non-current liabilities	(d	)	29,868	32,016	(2,148)

Current liabilities
Current financial liabilities			7,903	4,197	3,706

Trade and miscellaneous payables and other current liabilities			5,238	5,850	(612)

Current income tax payables			14	55	(41)

Total Current Liabilities	(e	)	13,155	10,102	3,053

Total Liabilities	(f=d+e	)	43,023	42,118	905

Total Equity and Liabilities	(c+f	)	61,161	62,187	(1,026)

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	93

Statements of Cash Flows

(millions of euros)			2018	2017
Cash flows from operating activities:
Profit (loss) for the year			(1,854)	1,087

Adjustments for:
Depreciation and amortization			3,155	3,203

Impairment losses (reversals) on non-current assets (including investments)			2,739	73

Net change in deferred tax assets and liabilities			(14)	(168)

Losses (gains) realized on disposals of non-current assets (including investments)			11	1

Change in provisions for employee benefits			(194)	439

Change in inventories			(84)	(45)

Change in trade receivables and net amounts due from customers on construction contracts			(65)	(16)

Change in trade payables			(174)	(538)

Net change in current income tax receivables/payables			(205)	(485)

Net change in miscellaneous receivables/payables and other assets/liabilities			(434)	99

Cash flows from (used in) operating activities	(a	)	2,881	3,650

Cash flows from investing activities:
Purchase of intangible assets			(3,310)	(1,627)

Purchase of tangible assets			(1,791)	(2,522)

Total purchase of intangible and tangible assets on an accrual basis			(5,101)	(4,149)

Change in amounts due for purchases of intangible and tangible assets			1,957	676

Total purchase of intangible and tangible assets on a cash basis			(3,144)	(3,473)

Contributions for plants received			108	82

Cash arising from corporate actions			—	(243)

Acquisitions/disposals of other investments			(130)	(76)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)			265	(114)

Proceeds received from the sale of investments in subsidiaries			—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			24	47

Cash flows from (used in) investing activities	(b	)	(2,877)	(3,777)

Cash flows from financing activities:
Change in current financial liabilities and other			682	(317)

Proceeds from non-current financial liabilities (including current portion)			2,723	3,243

Repayments of non-current financial liabilities (including current portion)			(3,534)	(3,595)

Changes in hedging and non-hedging derivatives			(224)	199

Share capital proceeds/reimbursements			—	—

Dividends paid			(166)	(166)

Cash flows from (used in) financing activities	(c	)	(519)	(636)

Aggregate cash flows	(d=a+b+c	)	(515)	(763)

Net cash and cash equivalents at beginning of the year	(e	)	299	1,062

Net cash and cash equivalents at end of the year	(f=d+e	)	(216)	299

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	94

Additional Cash Flow Information

(millions of euros)	2018	2017
Income taxes (paid) received	(632)	(949)

Interest expense paid	(2,034)	(2,838)

Interest income received	953	1,658

Dividends received	115	255

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2018	2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	771	1,230

Bank overdrafts repayable on demand	(472)	(168)

	299	1,062

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	885	771

Bank overdrafts repayable on demand	(1,101)	(472)

	(216)	299

The additional disclosures required by IAS 7 are provided in the Note “Net Financial Debt” in the Separate Financial Statements of TIM S.p.A. as at December 31, 2018.

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	95

RECONCILIATION OF CONSOLIDATED EQUITY

	Profit (loss) for the year		Equity at 12/31
(millions of euros)	2018	2017	2018	2017
Equity and Profit (Loss) for the year of TIM S.p.A.	(1,854)	1,087	18,138	20,069

Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	707	378	14,782	14,999

Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to Owners of the Parent:
elimination of carrying amount of consolidated investments	—	—	(28,051)	(28,287)

impairment losses of consolidated companies included in the results of parent companies	59	32	12,659	12,675

elimination of goodwill recognized in Parent financial statements	2,686	—	(24,341)	(27,027)

recognition of positive differences arising from purchase of investments, of which:
- goodwill	(2,590)	—	26,057	28,732

- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(2)	(3)	27	29

measurement of hedging derivatives at Group level	2	27	488	553

effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	—	—	(61)	(91)

intra-group dividends	(379)	(370)	—	—

other adjustments	(40)	(30)	(170)	(95)

Equity and Profit (Loss) for the year attributable to Owners of the Parent	(1,411)	1,121	19,528	21,557

Equity and Profit (Loss) for the year attributable to Non-controlling interests	259	166	2,219	2,226

Equity and Profit (Loss) for the year in the Consolidated Financial Statements	(1,152)	1,287	21,747	23,783

Report on Operations of TIM S.p.A.	Reconciliation of Consolidated Equity	96

CORPORATE BOARDS AT DECEMBER 31, 2018

BOARD OF DIRECTORS

The Ordinary Shareholders’ meeting of TIM, held on May 4, 2018, appointed a new Board of 15 Directors for a three-year term of office (up to the approval of the financial statements at December 31, 2020). At its first meeting on May 7, 2018, the Board of Directors appointed Fulvio Conti as its Chairman, and Amos Genish as Chief Executive Officer of the Company.

At the Board of Directors’ meeting held on July 24, 2018, the director Dante Roscini was appointed Lead Independent Director, tasked with supporting the chairman (an independent) in coordinating the board’s work, and with the powers and responsibilities identified in the Borsa Italiana Corporate Governance Code.

The Board of Directors, in the meeting of November 13, 2018, withdrew the majority decision taken and with immediate effect revoked all powers granted to the Board Director Amos Genish; in compliance with the succession plan for executive directors adopted by TIM, the powers removed from the Board Director Amos Genish were temporarily assigned to the Chairman of the Board of Directors.

Subsequently, on November 18, 2018, the Board of Directors of TIM approved the recommendation of the Appointments and Remuneration Committee and appointed Luigi Gubitosi as Chief Executive Officer and General Manager, granting him executive powers.

With the decision passed by the majority, the assignment of powers was confirmed as follows:

•	to the Chairman, the powers and responsibilities contemplated by law, the Articles of Association and corporate governance arrangements;

•

to the Chief Executive Officer, all powers necessary to perform acts pertinent to the Company’s business, except for the powers reserved by law and the Articles of Association to the Board of Directors;

•	to the Head of Security, Stefano Grassi, temporary powers, as the delegated security officer.

The Board of Directors of the Company, at December 31, 2018, was therefore composed as follows:

Chairman	Fulvio Conti (independent)

Chief Executive Officer and General Manager	Luigi Gubitosi

Directors

Alfredo Altavilla (independent)

Paola Bonomo (independent)

Giuseppina Capaldo (independent)

Maria Elena Cappello (independent)

Massimo Ferrari (independent)

Amos Genish

Paola Giannotti de Ponti (independent)

Marella Moretti (independent)

Lucia Morselli (independent)

Dante Roscini (Lead Independent Director)

Arnaud Roy de Puyfontaine

Rocco Sabelli (independent)

Michele Valensise (independent)

Secretary to the Board	Agostino Nuzzolo

The following board committees were in place at December 31, 2018:

•	Control and Risk Committee: composed of the Directors: Paola Giannotti de Ponti (Chairman), Massimo Ferrari, Marella Moretti, Lucia Morselli and Michele Valensise;

•	Nomination and Remuneration Committee: composed of the Directors: Alfredo Altavilla (Chairman), Paola Bonomo, Giuseppina Capaldo, Rocco Sabelli, and Michele Valensise;

•	Related Parties Committee: composed of the Directors: Lucia Morselli (Chairwoman), Giuseppina Capaldo, Maria Elena Cappello, Marella Moretti, and Dante Roscini;

•	Strategy Committee: composed of the Chairman of the Board of Directors Fulvio Conti, the CEO Luigi Gubitosi, and the Board Directors Arnaud Roy de Puyfontaine, Massimo Ferrari, and Rocco Sabelli.

Report on Operations of TIM S.p.A.	Corporate Boards at December 31, 2018	97

BOARD OF STATUTORY AUDITORS

The Ordinary Shareholders’ Meeting of April 24, 2018 appointed the Company’s Board of Statutory Auditors for a term of office that will end with the approval of the 2020 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Giulia De Martino

Anna Doro

Marco Fazzini

Francesco Schiavone Panni

Alternate Auditors	Andrea Balelli

Antonia Coppola

Franco Dalla Sega

Laura Fiordelisi

INDEPENDENT AUDITORS

The engagement for the independent auditing of the financial statements of TIM S.p.A. for the nine-year period 2010–2018 was awarded to PwC S.p.A. by the shareholders’ meeting of April 29, 2010.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of May 7, 2018, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing the financial reports of TIM S.p.A..

Report on Operations of TIM S.p.A.	Corporate Boards at December 31, 2018	98

MACRO-ORGANIZATION CHART

Macro-Organization Chart at December 31, 2018

(1)	In relation to business operations and assets of relevance for national security and defense
(2)	In relation to business operations and assets not relevant for national security and defense

Report on Operations of TIM S.p.A.	Corporate Boards at December 31, 2018	99

Macro-Organization Chart updated at February 21, 2019

(1)	In relation to business operations and assets of relevance for national security and defense
(2)	In relation to business operations and assets not relevant for national security and defense

Report on Operations of TIM S.p.A.	Corporate Boards at December 31, 2018	100

TIM GROUP
2018 CONSOLIDATED FINANCIAL STATEMENTS

TIM

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CONTENTS

TIM GROUP 2018 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	12/31/2018	of which related parties	12/31/2017	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	26,769		29,462

Intangible assets with a finite useful life			5)	8,889		7,192

				35,658		36,654

Tangible assets			6)
Property, plant and equipment owned				14,251		14,216

Assets held under finance leases				1,895		2,331

				16,146		16,547

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	16		17

Other investments			7)	49		51

Non-current financial assets			8)	1,594		1,768

Miscellaneous receivables and other non-current assets			9)	2,291		2,422

Deferred tax assets			10)	1,136		993

				5,086		5,251

Total Non-current assets	(a	)		56,890		58,452

Current assets
Inventories			11)	389		290

Trade and miscellaneous receivables and other current assets			12)	4,706	22	4,959	36

Current income tax receivables			10)	251		77

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,466	—	1,430	53

Cash and cash equivalents				1,917		3,575

				3,383	—	5,005	53

Current assets sub-total				8,729		10,331

Discontinued operations/Non-current assets held for sale				—		—

Total Current assets	(b	)		8,729		10,331

Total Assets	(a+b	)		65,619		68,783

TIM Group Consolidated Financial Statements	Consolidated Statements of Financial Position	105

Equity and Liabilities

(millions of euros)			note	12/31/2018	of which related parties	12/31/2017	of which related parties
Equity			13)
Share capital issued				11,677		11,677

less: Treasury shares				(90)		(90)

Share capital				11,587		11,587

Additional paid-in capital				2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year				5,847		7,876

Equity attributable to Owners of the Parent				19,528		21,557

Non-controlling interests				2,219		2,226

Total Equity	(c	)		21,747		23,783

Non-current liabilities
Non-current financial liabilities			14)	25,059	—	28,108	100

Employee benefits			19)	1,567		1,736

Deferred tax liabilities			10)	192		265

Provisions			20)	876		825

Miscellaneous payables and other non-current liabilities			21)	3,297	1	1,678	—

Total Non-current liabilities	(d	)		30,991		32,612

Current liabilities
Current financial liabilities			14)	5,913	—	4,756	163

Trade and miscellaneous payables and other current liabilities			22)	6,901	73	7,520	60

Current income tax payables			10)	67		112

Current liabilities sub-total				12,881		12,388

Liabilities directly associated with Discontinued operations/Non-current assets held for sale				—		—

Total Current Liabilities	(e	)		12,881		12,388

Total Liabilities	(f=d+e	)		43,872		45,000

Total Equity and Liabilities	(c+f	)		65,619		68,783

TIM Group Consolidated Financial Statements	Consolidated Statements of Financial Position	106

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	Year 2018	of which: with related parties	Year 2017	of which: with related parties
Revenues	24)	18,940	5	19,828	118

Other income	25)	341	—	523	8

Total operating revenues and other income		19,281		20,351

Acquisition of goods and services	26)	(8,186)	(162)	(8,388)	(192)

Employee benefits expenses	27)	(3,105)	(92)	(3,626)	(112)

Other operating expenses	28)	(1,259)		(1,208)

Change in inventories		102		35

Internally generated assets	29)	570		626

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		7,403		7,790

of which: impact of non-recurring items	40)	(408)		(883)

Depreciation and amortization	30)	(4,255)		(4,473)

Gains/(losses) on disposals of non-current assets	31)	(1)		11

Impairment reversals (losses) on non-current assets	32)	(2,586)		(37)

Operating profit (loss) (EBIT)		561		3,291

of which: impact of non-recurring items	40)	(2,998)		(913)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(1)		(1)

Other income (expenses) from investments	33)	11		(18)

Finance income	34)	1,056	8	1,808	45

Finance expenses	34)	(2,404)	(9)	(3,303)	(49)

Profit (loss) before tax from continuing operations		(777)		1,777

of which: impact of non-recurring items	40)	(2,991)		(939)

Income tax expense	10)	(375)		(490)

Profit (loss) from continuing operations		(1,152)		1,287

Profit (loss) from Discontinued operations/Non-current assets held for sale		—		—

Profit (loss) for the year	35)	(1,152)		1,287

of which: impact of non-recurring items	40)	(2,920)		(714)

Attributable to:
Owners of the Parent		(1,411)		1,121

Non-controlling interests		259		166

(euros)		Year 2018	Year 2017
Earnings per share:	36)
Basic earnings per share
Ordinary Share		(0.07)	0.05

Savings Share		(0.07)	0.06

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		(0.07)	0.05

Savings Share		(0.07)	0.06

Diluted earnings per share
Ordinary Share		(0.06)	0.05

Savings Share		(0.06)	0.06

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		(0.06)	0.05

Savings Share		(0.06)	0.06

TIM Group Consolidated Financial Statements	Separate Consolidated Income Statements	107

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 13

(millions of euros)			Year 2018	Year 2017
Profit (loss) for the year	(a	)	(1,152)	1,287

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(5)	—

Income tax effect			—	—

	(b	)	(5)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			19	10

Income tax effect			(5)	(1)

	(c	)	14	9

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	9	9

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			(14)	63

Loss (profit) transferred to the Separate Consolidated Income Statement			(4)	(62)

Income tax effect			2	2

	(f	)	(16)	3

Hedging instruments:
Profit (loss) from fair value adjustments			362	(854)

Loss (profit) transferred to the Separate Consolidated Income Statement			(336)	826

Income tax effect			(7)	(3)

	(g	)	19	(31)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(554)	(830)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(554)	(811)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(551)	(839)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(542)	(830)

Total comprehensive income (loss) for the year	(a+m	)	(1,694)	457

Attributable to:
Owners of the Parent			(1,784)	527

Non-controlling interests			90	(70)

(*)	Including, for 2017, “available-for-sale financial assets”.

TIM Group Consolidated Financial Statements	Consolidated Statements of Comprehensive Income	108

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2017 to December 31, 2017

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the year:
Dividends approved								(166)	(166)	(64)	(230)

Total comprehensive income (loss) for the year			3	(31)	(575)	9		1,121	527	(70)	457

Issue of equity instruments								(6)	(6)		(6)

Other changes					(14)			9	(5)	14	9

Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

Changes from January 1, 2018 to December 31, 2018 Note 13

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income (*)	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

Adoption of IFRS 15 and IFRS 9			9		—			(92)	(83)	(5)	(88)

Adjusted Balance at December 31, 2017	11,587	2,094	51	(582)	(955)	(104)	—	9,383	21,474	2,221	23,695

Changes in equity during the year:
Dividends approved								(166)	(166)	(115)	(281)

Total comprehensive income (loss) for the year			(21)	19	(385)	14		(1,411)	(1,784)	90	(1,694)

Issue of equity instruments								2	2		2

Other changes								2	2	23	25

Balance at December 31, 2018	11,587	2,094	30	(563)	(1,340)	(90)	—	7,810	19,528	2,219	21,747

(*)	The balance at December 31, 2017 includes the “Reserve for available-for-sale financial assets”.

TIM Group Consolidated Financial Statements	Consolidated Statements of Changes in Equity	109

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	Year 2018	Year 2017
Cash flows from operating activities:
Profit (loss) from continuing operations				(1,152)	1,287

Adjustments for:
Depreciation and amortization				4,255	4,473

Impairment losses (reversals) on non-current assets (including investments)				2,589	50

Net change in deferred tax assets and liabilities				(195)	(147)

Losses (gains) realized on disposals of non-current assets (including investments)				1	(11)

Share of losses (profits) of associates and joint ventures accounted for using the equity method				1	1

Change in provision for employee benefits				(208)	437

Change in inventories				(99)	(30)

Change in trade receivables and net amounts due from customers on construction contracts				(49)	379

Change in trade payables				(163)	(605)

Net change in current income tax receivables/payables				(210)	(515)

Net change in miscellaneous receivables/payables and other assets/liabilities				(178)	80

Cash flows from (used in) operating activities	(a	)		4,592	5,399

Cash flows from investing activities:
Purchase of intangible assets			5)	(3,647)	(2,292)

Purchase of tangible assets			6)	(2,831)	(3,477)

Total purchase of intangible and tangible assets on an accrual basis (*)				(6,478)	(5,769)

Change in amounts due for purchases of intangible and tangible assets				1,947	455

Total purchase of intangible and tangible assets on a cash basis				(4,531)	(5,314)

Capital grants received				108	82

Acquisition of control of companies or other businesses, net of cash acquired				—	—

Acquisitions/disposals of other investments				(3)	(4)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)				96	466

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				16	30

Cash flows from (used in) investing activities	(b	)		(4,314)	(4,740)

Cash flows from financing activities:
Change in current financial liabilities and other				394	(1,188)

Proceeds from non-current financial liabilities (including current portion)				2,546	2,630

Repayments of non-current financial liabilities (including current portion)				(4,426)	(3,426)

Changes in hedging and non-hedging derivatives				(110)	997

Share capital proceeds/reimbursements (including subsidiaries)				22	16

Dividends paid				(256)	(235)

Changes in ownership interests in consolidated subsidiaries				—	(4)

Cash flows from (used in) financing activities	(c	)		(1,830)	(1,210)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	—

Aggregate cash flows	(e=a+b+c+d	)		(1,552)	(551)

Net cash and cash equivalents at beginning of the year:	(f	)		3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)		(63)	(155)

Net cash and cash equivalents at end of the year:	(h=e+f+g	)		1,631	3,246

(*) of which related parties:
Total purchase of intangible and tangible assets on an accrual basis				3	135

TIM Group Consolidated Financial Statements	Consolidated Statements of Cash Flows	110

Additional Cash Flow information

(millions of euros)	Year 2018	Year 2017
Income taxes (paid) received	(739)	(1,100)

Interest expense paid	(1,978)	(2,899)

Interest income received	871	1,636

Dividends received	2	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2018	Year 2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents – from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the year:
Cash and cash equivalents – from continuing operations	1,917	3,575

Bank overdrafts repayable on demand – from continuing operations	(286)	(329)

Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	1,631	3,246

The additional disclosures required by IAS 7 are provided in the Note “Net financial debt” to these consolidated financial statements.

TIM Group Consolidated Financial Statements	Consolidated Statements of Cash Flows	111

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Subsequently, on June 25, 2018, the Board of Directors approved amendments to the internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group Consolidated Financial Statements at December 31, 2018 have been prepared on a going concern basis (further details are provided in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as laws and regulations in force in Italy.

Furthermore, during 2018, the Group applied accounting policies consistent with those applied for the previous year, except for the new accounting standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards”, to which readers are referred for more details.

The consolidated financial statements have been prepared under the historical cost convention except for financial assets measured at fair value through other comprehensive income, financial assets measured at fair value through profit or loss and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The TIM Group consolidated financial statements as at December 31, 2018 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group consolidated financial statements for the year ended December 31, 2018 was approved by resolution of the Board of Directors’ meeting held on February 21, 2019.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the Consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the Separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the TIM Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

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In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations

+ Finance expenses

- Finance income

+/- Other expenses (income) from investments

+/- Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/- Impairment losses (reversals) on non-current assets

+/- Losses (gains) on disposals of non-current assets

+ Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	the Consolidated statements of comprehensive income include the profit or loss for the year as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the Consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statements, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; items related to adjustments relating to previous years; and impairment losses on goodwill and/or other intangible and tangible assets.

Also in reference to the above Consob Resolution, the amounts relating to balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Report on Operations for more details;

•	Brazil: includes mobile and fixed telecommunications operations in Brazil (TIM S.A.);

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

TIM Group Consolidated Financial Statements	Note 1 Form, content and other general information	113

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for 2018 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event over a period of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•

changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The date of all the subsidiaries’ financial statements coincides with that of the Parent TIM.

Control exists when the Parent TIM S.p.A. has all the following:

•	power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect the amount of the investor’s returns.

TIM assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate items, respectively, in the consolidated statements of financial position, in the separate consolidated income statements and in the consolidated statements of comprehensive income.

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statements.

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Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than euro included in the consolidated statements of cash flows are translated into euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognizes:

•	the assets (including any goodwill) and the liabilities;

•	the carrying amount of any non-controlling interests;

•	recognizes:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statements;

•	the reclassification to the separate consolidated income statements, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s income statements. Dividends received from an investee reduce the carrying amount of the investment.

Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor’s share of those changes is recognized in the investor’s other comprehensive income.

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognizing its share of further losses. After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	115

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized in the separate financial statements as of the date of acquisition of control and measured as the excess of (a) over (b) below:

•	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

•	the fair value of the identifiable assets acquired net of the identifiable liabilities assumed, measured at the date of acquisition of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate income statements;

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate income statements.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of intangible and tangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset

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can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statements.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statements over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statements, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statements.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statements) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

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Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statements on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

CAPITALIZED BORROWING COSTS

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statements and deducted directly from the “finance expense” line item to which they relate.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statements. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the TIM Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

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After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statements.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statements.

FINANCIAL INSTRUMENTS

Business models of financial assets management

The business models for financial assets management (other than trade receivables due from customers) have been defined on the basis of how the financial instruments are managed and their cash flows used; this is done to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

In accordance with IFRS 9, the business models adopted by the TIM Group are:

•	Hold to Collect: financial instruments used to absorb temporary cash surpluses; such instruments are low risk and mostly held to maturity; and are measured at amortized cost;

•

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses; such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements; and are measured at fair value through other consolidated comprehensive income;

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•

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; such instruments are higher risk and traded repeatedly over time; and are measured at fair value through consolidated profit or loss.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Other investments are classified as “financial assets measured at fair value through consolidated profit or loss” (FVTPL), as current assets.

At the purchase time of each investment, IFRS 9 provides for the irrevocable option to recognize these investments in “financial assets measured at fair value through other consolidated comprehensive income” (FVTOCI) as non-current or current assets.

The other investments classified as “financial assets measured at fair value through other comprehensive income” are measured at fair value; changes in the fair value of these investments are recognized in a special equity reserve under the other components of the statements of comprehensive income (Reserve for financial assets measured at fair value through other comprehensive income), without reclassification to the separate income statement when the financial asset is disposed of or impaired. Dividends, on the other hand, are recognized in the separate consolidated income statements.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statements.

Securities other than investments

Securities other than investments included among non-current or current assets, depending on the business model adopted and the contractual flows envisaged, fall among financial assets measured at amortized cost, or measured at fair value through other comprehensive income or at fair value though profit or loss.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are classified:

•

as “financial assets measured at amortized cost” (AC) when held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months);

•

as “financial assets measured at fair value through other consolidated comprehensive income” (FVTOCI) when held in the scope of a business model whose objective is to sell the financial asset and/or collect the contractual flows. The consolidated “Reserve for financial assets measured at fair value through other comprehensive income” is reversed to the separate consolidated income statements when the financial asset is disposed of or impaired;

•	as “financial assets measured at fair value through consolidated profit or loss” (FVTPL) in the other cases.

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Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired.

The impairment of financial assets is based on the expected credit loss model.

In particular:

▪

impairment on trade receivables and on contract assets is carried out using the simplified approach that involves estimating the loss expected over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions;

▪

impairment on financial assets other than trade receivables is carried out on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

Derivatives

As allowed by ’IFRS 9, the TIM Group decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9.

Derivatives are used by the TIM Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

▪	at the inception of the hedge, the hedging relationship is formally designated and documented;

▪	the hedge is expected to be highly effective;

▪	its effectiveness can be reliably measured;

▪	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statements. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statements.

▪

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statements at the same time the hedged transaction affects the separate consolidated income statements. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statements immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statements.

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If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate consolidated income statements.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IFRS 9, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statements and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

SALES OF RECEIVABLES

The TIM Group carries out sales of receivables under factoring contracts. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 9 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the consolidated statements of financial position. The corresponding amounts for the previous year are not reclassified in the consolidated statements of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

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An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

◾	represents a major line of business or geographical area of operations; or

◾	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

◾	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statements, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statements, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statements.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of the Consolidated Statements of Comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statements.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (for example stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by

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the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statements in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is recorded as an adjustment to “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized in the separate consolidated income statements as “Finance expenses”.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Group will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Group recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statements.

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REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

The process underlying recognition of revenues follows the steps set out in IFRS 15:

•

identification of the contract: takes place when the parties approve the contract (with commercial substance), and identify the respective rights and obligations: in other terms, the contract must be legally binding, the rights to receive goods and/or services and the terms of payment can be clearly identified and the Group considers receipt of payment as probable;

•

identification of the performance obligations: the main performance obligations identified, i.e. promises to transfer goods and services that are distinct, are services rendered (including voice and data traffic and ICT solutions) to retail customers, services rendered to wholesale customers and sale of products;

•

determination of the transaction price: is the total amount contracted with the other party regarding the entire contractual term; the Group has determined that the contractual term is the one arising from the contractual obligations between the parties or, in lack of these obligations, it is by convention one month;

•

allocation of the transaction price to the performance obligations: the allocation is made proportionately to the respective stand alone selling prices calculated based on the list prices (if present) or estimated by applying an appropriate margin to the cost of purchase/production of the good/service.

Revenues from activating the connectivity service are not a performance obligation; they are therefore allocated to the contractual performance obligations (typically to services).

For offerings which include the sale of devices and service contracts (bundle offerings), the Group allocates the contractual transaction price to the performance obligations of the contract, proportionately to the stand alone selling prices of the single performance obligations;

•	recognition of revenues: revenues are stated net of discounts, allowances, and returns in connection with the characteristics of the type of revenue:

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate income statements according to the stage of completion of the service, that is based on actual consumption.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from prepaid traffic are recorded on the basis of effective consumption. Deferred revenues for traffic already collected but not yet consumed are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statements of financial position.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Revenues for services rendered are generally invoiced and collected monthly (for retail customers) or in 40-60 days (for wholesale customers).

•	Revenues from sales

Revenues from sales (telephone and other equipment) are recognized upon delivery when control of the assets is transferred to the customers.

The devices sold separately from the services are invoiced at the time of delivery; collection takes place on demand or based on installment plans (up to 48 monthly installments). The devices sold as part of bundle offerings are invoiced at the time of delivery and usually collected in 24 monthly installments.

Some contracts (usually the installment sale of devices) include an implicit financial component that is recognized by posting finance income with concomitant reduction of the revenues from sales; this component is determined by using a discount rate that reflects a hypothetical customer loan transaction at the contract date reflecting the creditworthiness by type of customer. The Group avails itself of the practical expedient of not recognizing said component if it is insignificant or the collection extension is less than 12 months.

The recognition of revenues can generate the recognition of an asset or liability deriving from contracts. In particular:

•	Contract asset are the right to a consideration in exchange for goods or services that have been transferred to the customer, when the right is subject to something other than the passage of time.

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•	Contract liabilities are the obligation to transfer goods or services to the customer for which the Group has received (or for which it is due) a consideration from the customer.

Contract costs (incremental costs of obtaining a contract and costs to fulfill a contract; for example, the activation costs and the costs for sales network commissions) are extended and recognized in the consolidated income statements based on the expected term of the contractual relationship with the customers (on average, 3 years for the mobile business and 7 years for the fixed business). The TIM Group avails itself of the IFRS 15 practical expedient, which allows the incremental costs of obtaining the contract to be recognized entirely in the income statement if the deferral period does not exceed 12 months.

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statements in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statements in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the companies of the Group.

The income tax expense is recognized in the separate consolidated income statements, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statement of comprehensive income, the amount of income tax expense relating to each item included as “Other components of the Consolidated Statements of Comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s undistributed earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and

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deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

USE OF ESTIMATES

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

Financial statement area	Accounting estimates
Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

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Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Capitalization/deferment of costs	The capitalization/deferment of internal and external costs is a process that entails elements of estimation and valuation. Specifically, it involves the valuation of: i) the likelihood that capitalized costs will be recovered through correlated future revenues; and ii) the effective increase in the future economic benefits embodied in the related asset.

Provision for bad debts	Impairment on trade receivables and on the contract assets is carried out using the simplified approach that involves estimating the loss expected over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes as well as regulatory proceedings are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues	The recognition of revenues is influenced by estimates of the amount of discounts, rebates and returns to be reported as a direct adjustment to revenues, as well as the methods for defining individual product or service stand alone selling prices and for determining the duration of the contract when there are renewal options.

Contract costs (IFRS 15)	The recognition of the costs of obtaining and fulfilling contracts is influenced by the estimated expected duration of the relationship with the customer, calculated on the basis of the historical turnover indexes. However, this estimate is subject to fluctuations and could only represent customers’ future behavior in a limited way, especially if there are new commercial offers or changes in the competitive environment.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details, please also see the Note “Supplementary disclosures on financial instruments”.

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As per IAS 8 (Accounting policies, changes in accounting estimates and errors) paragraph 10, in the absence of a Standard or Interpretation that specifically applies to a transaction, management shall use its judgement in developing and applying an accounting policy that results in consolidated financial statements that represent faithfully the financial position, financial performance and cash flows of the Group, reflect the economic substance of transactions, and are neutral, prudential and complete in all material aspects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2018

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force commencing as of January 1, 2018.

The impacts of the application, as of January 1, 2018, of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) are instead reported in the section “Adoption of the New IFRS 9 and IFRS 15 Standards”.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” was adopted at the European Union level on March 28, 2018 by Commission Regulation (EU) 2018/519.

IFRIC 22 clarifies which exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The adoption of said interpretation had no impact on these consolidated financial statements at December 31, 2018.

Amendments to IFRS 2 (Share-based Payment)

Amendments to IFRS 2 – Share-based Payment were adopted on February 26, 2018 by Commission Regulation (EU) 2018/289. The amendments concern:

◾

the fair value measurement of cash-settled share-based payment transactions at the valuation date (i.e., at the grant date, at the reporting date of each accounting period, and at the settlement date), the calculation of which must take into account market conditions (such as the target price of shares) and any other conditions different to the vesting conditions;

◾	the accounting for equity-settled share-based payment transactions in which the entity acts as a withholding agent for the tax liabilities of the employee (withholding tax);

◾	the accounting for changes in terms and conditions that entail the reclassification of “cash-settled” share-based payments as “equity-settled” share-based payments.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2018.

Improvements to IFRS (2014–2016 cycle)

Amendments to IAS 28 – Investments in Associates and Joint Ventures were adopted on February 7, 2018 by Commission Regulation (EU) 2018/182. Specifically, the amendments clarify that if an

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investment entity (such as a mutual investment fund or similar entity) elects to measure its investments in associates and joint ventures at fair value through profit or loss (rather than applying the equity method), the election must be applied to each and every investment upon initial recognition. A similar clarification applies to entities that are not investment entities, but which hold investments in associates or joint ventures that qualify as investment entities. In that case, when applying the equity method, the entities may maintain the fair value measurement through profit or loss made by their investees in associates and joint ventures.

The adoption of said improvements had no impact on these consolidated financial statements at December 31, 2018.

Amendments to IAS 40 – Transfers of Investment Property

Amendments to IAS 40 were adopted on March 14, 2018 by Commission Regulation (EU) 2018/400, which clarifies that an entity may transfer a property to, or from, investment property only when there is evidence of a change in use.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2018.

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ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation (EU) No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As allowed by the accounting standard, the TIM Group:

•

did not restate the comparative information provided in the year of first application, also due to the complexity of reformulating values at the beginning of the first year presented without the use of factors known later; therefore, the effects deriving from the first application of IFRS 9 were recognized in equity at January 1, 2018;

•	decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), by adopting an expected credit loss model as per IFRS 9, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and on the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

In accordance with IFRS 9, the business models adopted by the TIM Group are:

•	Hold to Collect: financial instruments used to absorb temporary cash surpluses; such instruments are low risk and mostly held to maturity; and are measured at amortized cost;

•

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses; such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements; and are measured at fair value through other comprehensive income;

•

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; such instruments are higher risk and traded repeatedly over time; and are measured at fair value through profit or loss.

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

The expected credit loss (“ECL”) is given by: (i) the present value at the reporting date of the financial asset, (ii) the probability that the counterparty does not meet its payment obligation (probability of default, “PD”), (iii) the estimate, in percentage terms, of the amount of credit that it will not be able to recover in the event of a default (loss given default, “LGD”).

To determine the PD and LGD, reference is made to the Bloomberg credit risk model.

For the management of trade receivables, TIM Group Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times; in order to optimize the

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management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•

Hold to Collect: receivables usually held to maturity, such as trade receivables due from large customers and the OLOs for the Domestic Business Unit, and all receivables for the Brazil Business Unit; these instruments fall within IFRS 9 category “Assets measured at amortized cost”;

•

Hold to Collect and Sell: receivables usually traded massively and on a recurring basis, such as, for the Domestic Business Unit, receivables due from active consumer, small and medium business customers held for sale; these instruments fall under IFRS 9 category “Financial assets measured at fair value through other comprehensive income”. As required by IFRS 9, the related reserve is reversed to the separate consolidated income statements when disposed of or impaired.

Impairment of trade receivables and contract assets is carried out through the simplified approach allowed by the standard. This approach involves estimating the expected loss over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

In general, the methodology to recognize the expected loss differs based on the offering content, the customer cluster and payment terms.

More specifically, in the case of receivables arising from traditional services offered to consumers and businesses, the expected loss is estimated based on the trend of outstanding receivables with respect to turnover, using the values recorded for turnover generations that have completed the operating cycle as a reference, as well as parameters for measuring the most recent performance, suitable for identifying deviations from the historical trend.

As regards receivables arising from offers where products or contribution fees are paid in installments, the assessment of credit default risk for ongoing payment-by-installment plans considers the trend of the customer drop out rate and the average of sums received from such customers.

For clusters with relational-based credit management (such as major TOP segment customers, the public administration sector, wholesale customers, sales network dealers), information that can identify specific individual counterparty risk is used in the assessment.

At the transition date (January 1, 2018), the TIM Group has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, the aforementioned “other investments” are therefore measured at fair value through other comprehensive income (FVTOCI). Only dividends from “other investments” are recognized through profit or loss, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of the assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at the transition date of January 1, 2018 was mainly due to the recognition of higher write-downs for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (Revenue from contracts with customers)

On September 22, 2016, Commission Regulation (EU) No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Commission Regulation (EU) No. 2017/1987.

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IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The main differences for the TIM Group with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative Interpretations) concern:

•

bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

•

activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other performance obligations (usually services) contained in the contract;

•

contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred;

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	133

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated statements of financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the consolidated statements of financial position are shown below.

(millions of euros)	12/31/2017 historical	IFRS 9 impacts (*)	IFRS 15 impacts (*)	1/1/2018 restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets
Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

(*)	For further details, see the specific notes to the Consolidated Financial Statements at December 31, 2018.

The different classification of financial assets, following the adoption of IFRS 9, had no substantial impact for the TIM Group on the measurement of those assets, while the introduction of the expected credit loss model replacing the incurred loss model required by IAS 39, resulted in a reduction of 107 million euros in consolidated equity at the transition date of January 1, 2018.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was positive for 19 million euros and mainly connected with the combined effects of:

–	the change in the types of contract costs that are deferred;

–	the new approach to recognizing activation and installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	134

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statements and consolidated statements of financial position for the year 2018

To enable the year-on-year comparison of the economic and financial performance for the year 2018, “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations) are provided below.

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for year 2018 is shown below.

(millions of euros)		Year 2018 (a)	Year 2018 comparable (b)	Impact new standards (c=a-b)
Revenues	(1)	18,940	19,109	(169)

Operating expenses	(2)	(11,878)	(11,737)	(141)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		7,403	7,713	(310)

Depreciation and amortization	(3)	(4,255)	(4,399)	144

Operating profit (loss) (EBIT)		561	727	(166)

Other income (expenses) from investments	(4)	11	10	1

Finance income/(expenses)	(5)	(1,348)	(1,341)	(7)

Profit (loss) before tax from continuing operations		(777)	(605)	(172)

Income tax expense	(6)	(375)	(433)	58

Profit (loss) for the year		(1,152)	(1,038)	(114)

Attributable to:
Owners of the Parent		(1,411)	(1,298)	(113)

Non-controlling interests		259	260	(1)

•

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from sales using the deferred payment method, using a discount rate reflecting the creditworthiness of customers.

•

The change in Operating expenses was mainly due to the deferral of certain subscriber acquisition costs and contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current and current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current and current assets (cost deferral).

•

The change in Other income (expenses) from investments was due to the different accounting of the write-downs of the Other investments, which with the new standard are recognized under other components of the statements of comprehensive income.

•

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	135

The impact of the new accounting standards (IFRS 9 and IFRS 15) on the basic Earnings per Ordinary and Savings Share for the year 2018 is equal to -0.01 euros; instead, the impact is zero on diluted earnings per ordinary and savings share.

The breakdown of the impact of the new accounting standards on the main consolidated statements of financial position figures at December 31, 2018 is shown below.

(millions of euros)	12/31/2018 (a)	12/31/2018 comparable (b)	Impact of new standards (*) (c=a-b)
Assets
Non-current assets
Intangible assets	35,658	35,771	(113)

Tangible assets	16,146	16,146	—

Other non-current assets	5,086	5,368	(282)

Total Non-current assets	56,890	57,285	(395)

Current assets	8,729	8,794	(65)

Total Assets	65,619	66,079	(460)

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	19,528	19,716	(188)

Non-controlling interests	2,219	2,225	(6)

Total Equity	21,747	21,941	(194)

Non-current liabilities	30,991	31,276	(285)

Current liabilities	12,881	12,862	19

Total Liabilities	43,872	44,138	(266)

Total Equity and Liabilities	65,619	66,079	(460)

(*)	For more details, see the information provided on impacts at the transition date.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	136

* * *

Existing improvements - also on the supporting IT systems - relating to the process of implementing the new accounting standards, together with the high number of new commercial offers of recent months, involved recalculating the time distribution of the revenues during the first and second quarters of 2018 for some specific fixed-line and mobile contract types.

The net cumulative impacts on the financial position figures are the following:

(millions of euros)	as at 3.31.2018	as at 6.30.2018
Current and non-current assets
Trade and miscellaneous receivables and other current assets	(12)	(3)

Total Assets	(12)	(3)

Equity
Equity attributable to Owners of the Parent	(17)	(22)

Total Equity	(17)	(22)

Non-current and current liabilities
Deferred tax liabilities	(7)	(8)

Trade and miscellaneous payables and other current liabilities	12	27

Total Liabilities	5	19

Total Equity and Liabilities	(12)	(3)

Recalculation of the time distribution of the revenues over the first and second quarters of 2018 did not impact the “Aggregate cash flows” of the TIM Group’s statement of cash flows, and in particular the “Cash flows from (used in) operating activities”.

The updated time series of the 2018 quarters, unaudited, of the TIM Group’s main consolidated economic data is therefore the following:

	2018
(millions of euros)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	4,685	4,726	4,666	4,863

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,793	1,940	2,045	1,625

Operating profit (loss) (EBIT)	740	874	(997)	(56)

Profit (loss) before tax from continuing operations	391	513	(1,326)	(355)

Income tax expense	(156)	(141)	43	(121)

Profit (loss) for the period	235	372	(1,283)	(476)

Attributable to:
Owners of the Parent	199	333	(1,400)	(543)

Non-controlling interests	36	39	117	67

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	137

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB:

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 9: Prepayment Features with Negative Compensation	1/1/2019

IFRIC 23 – Uncertainty over income tax treatments	1/1/2019

New Standards and Interpretations not yet endorsed by the EU
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019

Improvements to the IFRS (2015–2017 cycle)	1/1/2019

Amendments to IAS 19: plan amendment, curtailment or settlement	1/1/2019

Amendments to References to the Conceptual Framework in IFRS Standards	1/1/2020

IFRS 17: Insurance contracts	1/1/2021

Amendments to IFRS 3 Business combinations	1/1/2020

Amendments to IAS 1 and IAS 8: definition of materiality	1/1/2020

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	138

IFRS 16 (Leases)

IFRS 16 (Leases) was adopted at the European Union level on October 31, 2017 by Commission Regulation (EU) 2017/1986. IFRS 16 replaces IAS 17 (Leases) and relative interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease; SIC 15 Operating Leases – Incentives; SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease). IFRS 16 applies retrospectively commencing as of January 1, 2019.

On the basis of the provisions of IFRS 16, lease agreements (that are not service contracts) are represented in accounting by recognizing a financial liability in the statements of financial position, represented by the current value of future subscription charges, against recognition under assets of the “Right of Use”.

Leasing expenses, already previously classified according to IAS 17 as finance leasing, will not undergo any change to the current accounting representation, continuing as in the past.

Upon first application, the TIM Group intends to apply a modified retrospective method by recognizing, for leases previously classified under IAS 17 as operating leases, a financial liability for lease agreements and the corresponding value of the user rights, measured on the basis of the remaining lease payments at the transition date.

Those agreements within the TIM Group that fall within the scope of application of IFRS 16 mainly refer to:

•	Land and buildings for office and industrial use,

•	infrastructure sites for the mobile telephony network and

•	network infrastructure (when not services).

With reference to the options and exemptions provided for by IFRS 16, the TIM Group will adopt the following choices:

•	IFRS 16 is not usually applied to intangible assets or to short-term (i.e. less than 12 months) contracts with low unit value;

•	user rights and financial liabilities relating to lease agreements are classified on specific line items in the statements of financial position;

•	any service contract component included in the lease payments is generally excluded from the IFRS 16 scope;

•	contracts with similar characteristics are assessed using a single discount rate;

•	lease agreements previously considered finance leasing pursuant to IAS 17 retain the previously recognized values.

The main impacts on the consolidated financial statements of the Group, which are still being assessed and refined, may be summarized as follows:

–

Statements of financial position: higher non-current assets due to the recognition of “Right of Use” as a balancing entry to the higher financial liabilities recognized; as a result, a lease liability is expected to be recognized for between 3.4 and 3.9 billion euros during the transition.

–

Separate income statements: a positive impact on EBITDA, due to the different nature, description, and classification of expenses (the amortization of “user rights for the asset” and “financial expense for interest” instead of “Lease and rental costs – payments for operating leases”, as per IAS 17), equal to between 0.6 and 0.8 billion euros. Furthermore, the combination of the straight-line amortization of “user rights for the asset” and the application of the effective interest rate method for lease liabilities will result in higher total income statement expenses in the first few years, compared to IAS 17, and decreasing total expenses in the last years of the lease.

–	Statements of Cash Flows: lease payments for the principal of the debt repayment will be reclassified from “Cash flows from operating activities” to “Cash flows from financing activities”.

The process of implementing the new accounting standard entails significant updates and modifications on the IT systems, modification and updating of the control and compliance models and of their processes. The impacts are based on the results of the analyses at the date these financial statements are prepared, and might change since implementation is still in progress.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	139

The impacts during transition are not indicative of future developments since the choices of allocating capital might change with resulting economic and financial repercussions on recognition in the financial statements.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	140

NOTE 3

SCOPE OF CONSOLIDATION

INVESTMENTS IN CONSOLIDATED SUBSIDIARIES

Composition of the Group

TIM holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of the TIM Group”.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2018 compared to December 31, 2017 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the TIM Group at December 31, 2018.

Subsidiaries exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Exit:
OLIVETTI ESPAÑA S.A. (in liquidation)	Liquidated	Other Operations	December 2018

Merger:
TI SPARKLE MED S.p.A.	Merged into TI Sparkle S.p.A.	Domestic	April 2018
TIM CELULAR S.A.	Merged into TIM S.A.	Brazil	October 2018

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	12/31/2018
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	21	42	63

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	16	—	16

Total companies	38	42	80

	12/31/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	22	44	66

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	42	44	86

Further details are provided in the Note “List of companies of the TIM Group”.

TIM Group Consolidated Financial Statements	Note 3 Scope of consolidation	141

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

At December 31, 2018, the TIM Group held investments in subsidiaries, with significant non-controlling interests, in relation to the TIM Brasil group.

The figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group – Brazil Business Unit

Non-controlling interests accounted at December 31, 2018 for 33.4% of the capital of Tim Participações, which in turn holds 100% of the capital of the operating company Tim S.A., coinciding with their corresponding voting rights.

Financial Position Data Tim Brasil group

(millions of euros)	12/31/2018	12/31/2017
Non-current assets	6,257	6,819

Current assets	1,387	1,929

Total Assets	7,644	8,748

Non-current liabilities	959	1,703

Current liabilities	1,678	1,852

Total Liabilities	2,637	3,555

Equity	5,007	5,193

of which Non-controlling interests	1,518	1,556

Income statement Data Tim Brasil group

(millions of euros)	2018	2017
Revenues	3,943	4,502

Profit (loss) for the year	586	340

of which Non-controlling interests	200	114

Financial Data Tim Brasil group

In 2018, aggregate cash flows generated a negative amount of 512 million euros, essentially due to a negative exchange rate effect of 67 million euros, without which cash flow would have generated a negative 445 million euros.

In 2017, aggregate cash flows generated a negative amount of 744 million euros, essentially due to a negative exchange rate effect of 146 million euros, without which cash flow would have generated a negative 598 million euros.

Lastly, again with reference to the Tim Brasil group and in line with the information given in the Report on Operations – Main risks and uncertainties Section, the main risk factors that could, even significantly, restrict the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

TIM Group Consolidated Financial Statements	Note 3 Scope of consolidation	142

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes for 2017 and 2018:

(millions of euros)	12/31/2016	Reclassifications	Increase	Decrease	Impairments	Exchange differences	12/31/2017
Domestic	28,489						28,489

Core Domestic	28,077						28,077

International Wholesale	412						412

Brazil	1,123					(150)	973

Other Operations	—						—

Total	29,612	—	—	—	—	(150)	29,462

(millions of euros)	12/31/2017	Reclassifications	Increase	Decrease	Impairments	Exchange differences	12/31/2018
Domestic	28,489				(2,590)		25,899

Core Domestic	28,077				(2,450)		25,627

International Wholesale	412				(140)		272

Brazil	973					(103)	870

Other Operations	—						—

Total	29,462	—	—	—	(2,590)	(103)	26,769

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually when preparing the company’s consolidated financial statements.

In 2018 Goodwill fell by 2,693 million euros, from 29,462 million euros at the end of 2017 to 26,769 million euros at December 31, 2018, due to the 2,590 million euros impairment loss recognized during the year related to the Domestic Business Unit, as well as the goodwill allocated for the exchange difference of the Brazil Cash Generating Unit.

The Domestic Business Unit is made up of the Core Domestic CGU and the International Wholesale CGU. In relation to the Core Domestic CGU, as of September 30, 2018, events and circumstances of an exogenous and endogenous nature had occurred which led the company to carry out impairment testing on the CGU, this led to an impairment loss recognized for an amount of 2,000 million euros.

The impairment testing carried out during the preparation of the 2018 financial statements led to an additional impairment loss of 450 million euros of the goodwill attributed to the Core Domestic CGU (total write down for the year 2018 is equal to 2,450 million euros) – as well as an impairment loss of 140 million euros of goodwill attributed to the International Wholesale CGU.

The impairment testing did not reveal any impairment in relation to the Brazil CGU.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	143

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash-Generating Units – CGUs) to December 31, 2018 and 2017 can be summarized as follows:

	12/31/2018			12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	42,457	(16,558)	25,899	42,457	(13,968)	28,489

Core Domestic	42,045	(16,418)	25,627	42,045	(13,968)	28,077

International Wholesale	412	(140)	272	412	—	412

Brazil	1,077	(207)	870	1,204	(231)	973

Other Operations	—	—	—	—	—	—

Total	43,534	(16,765)	26,769	43,661	(14,199)	29,462

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate at the closing date of the financial statements; the carrying amount of goodwill for the CGU corresponds to 3,854 million reais.

The impairment test was conducted at two levels; at the first level, the recoverable amount was estimated for the assets assigned to the individual cash-generating units to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

With regard to the first level test, goodwill was allocated to the following cash-generating units (or groups of units):

Segment	Cash-Generating Units (or groups of units)
Domestic	Core Domestic

International Wholesale

Brazil	Brazil

At December 31, 2018 the “recoverable amount” of the CGUs was equal to the greater of the “fair value less disposal costs” and the “value in use”.

The value used to determine the recoverable value were the value in use for Core Domestic, fair value for International Wholesale and Brazil. In particular, for Brazil, the fair value was determined on the basis of the market capitalization at the end of the period; for International Wholesale, the fair value was determined on the basis of direct market multiples relating to a sample of comparable companies, taking into account the average values of the Enterprise Value/EBITDA ratio, applied to the forecast 2019 EBITDA of the CGU (level 3 fair value in the reference standard’s hierarchy, corresponding to “prices calculated using inputs that are not based on observable market data”).

The values used were expressed in the local currency, and hence in EUR for the Core Domestic and International Wholesale CGUs and BRL for the Brazil CGU. For the Brazil CGU, the recoverable amount of the assets was denominated in the functional currency and subsequently translated at the spot exchange rate at the reporting date.

For the Core Domestic CGU value in use estimates were made, in accordance with IAS 36 and with valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows were then summarized into an average normal cash flow, determined with the aid of Experts (expert appraisers and industry experts) and based on the data from the 2019-2021 Industrial Plan approved by the Board of Directors. The expected average cash flows were measured for the three years of the 2019-2021 Industrial Plan, plus an additional two years on the basis of extrapolated data, for which future cash flows were explicitly forecast for a period of five years (2019- 2023). The extrapolation of data for 2022-2023 enabled market and competition trends that will become manifest beyond the time horizon of the Industrial Plan to be captured.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	144

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2023, adjusted as necessary to take into consideration a suitable level of long-term capital expenditure. Furthermore, with specific reference to the valuation of the incremental share of the value deriving from 5G license use and therefore from the development of new and innovative business areas, an evaluation model has been adopted that takes into account the net incremental flows for a period of defined time which only concerns the duration of the license. This approach is consistent with the need in the value used to capture on one hand the outgoing flows deriving from the payment of the license (2019 - 2022) and the supporting capex, and on the other to capture the positive net flows from the incremental business component of the license acquisition that will develop over a broad period of time and over the 5 years of explicit forecast.

The Industrial Plan (2019-2021) incorporates some valuations of potential risk factors and the actions adopted to mitigate them. In defining the average normal flows for the purposes of impairment testing, management, with the help of the experts, identified additional risk factors, modifying the amount and/or distribution over time of future cash flows, giving a greater weighting to external data available.

The cost of capital used to discount the future cash flows for estimating the value in use of the Core Domestic:

•	was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•

reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below for the Core domestic CGU:

•	of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax

•	of the growth rate used to estimate the residual value after the explicit forecast period (the G-Rate), expressed in nominal terms and related to the cash flows in its functional currency;

•	of the implicit capitalization rates resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

Core Domestic
WACC	6.60%

WACC before tax	8.91%

Growth rate beyond the explicit period (g)	0.5%

Capitalization rate net of taxes (WACC-g)	6.10%

Capitalization rate before taxes (WACC-g)	8,41%

Capex/Revenues, perpetual	20.15%

The growth rate of the terminal value “g” of the Core Domestic CGU was estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by analysts who monitor TIM shares.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	145

In estimating the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated were taken into account.

In addition to average normal cash flows, to take into account the market operator’s perspective, sensitivity analyses were conducted on the risk factors identified with the experts to determine the value in use of the Core Domestic CGU.

The difference between the recoverable amounts and the net carrying amounts of the CGUs considered totaled:

(millions of euros)	Core Domestic	International Wholesale	Brazil
Difference between recoverable amounts and net carrying amounts	-2,450	-140	+1,246

Therefore, in the light of the factors above, the impairment loss of the goodwill allocated to the Core Domestic Cash Generating Unit amounted to 2,450 million euros and the impairment loss of the goodwill allocated to the International Wholesale Cash Generating Unit is equal 140 million euros.

The Brazil Cash Generating Unit on the other hand showed a positive difference of 1.2 billion euros. As the recoverable amount, determined on the basis of fair value, was higher than the carrying amounts, the value in use was not calculated for the Brazil CGU.

In relation to the Brazil CGU, the sensitivity analyzes showed that the change necessary to make the recoverable value equal to the carrying amount was equal to -25% of the share value.

With regard to value testing at overall Group level, the sum of the recoverable amounts of all the CGUs was compared against the carrying amount of the net operating assets in the consolidated financial statements. No impairment losses were recorded at this additional level of impairment testing.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	146

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 1,697 million euros compared to December 31, 2017. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2017
Industrial patents and intellectual property rights	2,458	771	(1,263)			(147)		374	2,193

Concessions, licenses, trademarks and similar rights	2,854	140	(396)			(96)		248	2,750

Other intangible assets	109	157	(134)			(5)		7	134

Work in progress and advance payments	1,530	1,224		(30)		(143)	73	(539)	2,115

Total	6,951	2,292	(1,793)	(30)	—	(391)	73	90	7,192

(millions of euros)	12/31/2017	Adoption IFRS 15	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2018
Industrial patents and intellectual property rights	2,193		703	(1,171)			(98)		468	2,095

Concessions, licenses, trademarks and similar rights	2,750		103	(422)			(64)		894	3,261

Other intangible assets	134	(110)	11	(6)			(1)		5	33

Work in progress and advance payments	2,115		2,830		4	(1)	(88)	37	(1,397)	3,500

Total	7,192	(110)	3,647	(1,599)	4	(1)	(251)	37	(30)	8,889

Additions in 2018, equal to 3,647 million euros (increased by 1,355 million euros compared to 2017) and particularly were affected by the impacts caused by the acquisitions of user rights for mobile telephone frequencies in Italy (2,399 million euros), recognized in Works in Progress.

Additions in 2018 also included 248 million euros of internally generated assets (272 million euros in 2017); Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2018 consisted mainly of application software purchased outright and user licenses acquired, amortized over a period between 2 and 5 years. They mainly related to TIM S.p.A. (1,256 million euros) and to the Brazil Business Unit (794 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2018 mainly related to:

•

the remaining cost of telephone licenses and similar rights (2,040 million euros for TIM S.p.A., 615 million euros for the Brazil Business Unit); they increased by 502 million euros, mainly following the reclassification of the Parent to the extension of the user rights to the 900 and 1800 MHz band (GSM license) acquired in 2017 with starting date July 1, 2018 and the reclassification from the Brazil Business Unit of the right to use the 700 MHz frequencies that came into operation;

•

Indefeasible Rights of Use - IRU (412 million euros), mainly relating to companies of the Telecom Italia Sparkle group—International Wholesale (270 million euros), the Parent (110 million euros) and the Brazil Business Unit (32 million euros);

•	TV frequencies of the company Persidera in the Core Domestic segment (104 million euros). The user licenses for the frequencies used for digital terrestrial transmission will expire in 2032.

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	147

The residual amount of telephone licenses and similar rights in operation at December 31, 2018 (2,655 million euros) and their useful lives are detailed below:

Type	Residual amount at 12/31/2018 (millions of euros)	Useful life (years)	Maturity	Amortization expense for 2018 (millions of euros)
TIM S.p.A.:
UMTS	403	18	12/31/2021	134

UMTS 2100 MHz	22	12	12/31/2021	7

WiMax	4	15	5/31/2023	1

LTE 1800 MHz	94	18	12/31/2029	9

LTE 800 MHz	661	17	12/31/2029	60

LTE 2600 MHz	73	17	12/31/2029	7

1452-1492 MHz band	181	14	12/31/2029	16

GSM (extension)	—	3	6/30/2018	17

900 and 1800 MHz band	602	12	12/31/2029	27

Tim Brasil group:
GSM and 3G (UMTS)	129	15	From 2023 to 2031	41

4G (LTE - 700 MHz)	486	15	2030	36

Other intangible assets fell mainly due to the introduction of IFRS 15, under which mobile customer acquisition costs (Subscriber Acquisition Costs - SACs), relating to contracts with minimum term clauses, are no longer capitalized and amortized. Instead they are reclassified as deferred contract costs and then subsequently recognized in the income statement over the term of the contract in the item “Acquisition of goods and services”, at December 31, 2017 SACs amounted to 110 million euros.

The figure for other intangible assets at December 31, 2018 mainly consisted of surface rights acquired by INWIT.

Work in progress and advance payments mainly included:

(1)

the investment by the Parent in the acquisition of user rights to frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 GHz bands, which will be reserved for 5G mobile telecommunications services for the total amount of 2,399 million euros (net of the 8 million euros discount applied to the award proportionate to the population in the areas affected by the testing), due to the participation of TIM S.p.A. in the auction for their award in 2018 by the Ministry of Economic Development. The user rights were formally awarded on October 9, 2018, with the rights to 3600–3800 MHz and 26.5–27.5 GHz frequencies made available on a definitive basis in January 2019; the user rights to 694–790 MHz frequencies will be made available in July 2022. The awarded rights will be paid in six annual installments, the first of which was paid at the end of October 2018 for the amount of 477 million euros.

(2)

the amount of the user rights for the 700 MHz frequencies, equal to 461 million euros, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais (equal to around 1 billion euros), but not yet in operation. In 2018, part of the user rights, amounting to 261 million euros, came into operation and was consequently reclassified under the item “Concessions, licenses, trademarks and similar rights”. The finance expenses directly attributable to the purchase of these rights have been capitalized since 2014. In 2018, the capitalized finance expenses totaled 37 million euros, at an annual interest rate of 8.37%; expenses capitalized were deducted directly in the income statement from “Finance expenses”.

In 2018, the Parent also carried out an adjustment of 4 million euros for Construction contracts previously subject to impairment.

Work in progress and advance payments at December 31, 2017 included the payment of 630 million euros for the extension of the user rights to the 900 and 1800 MHz band from July 1, 2018 until December 31, 2029. As a result, in 2018 the value of the license extension was reclassified under the line item “Concessions, licenses, trademarks and similar rights”.

Depreciation and impairment losses have been recorded in the income statement as components of EBIT.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2018 and 2017 can be summarized as follows:

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	148

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Industrial patents and intellectual property rights	12,266	(7)	(10,066)	2,193

Concessions, licenses, trademarks and similar rights	7,044	(273)	(4,021)	2,750

Other intangible assets	522		(388)	134

Work in progress and advance payments	2,145	(30)		2,115

Total intangible assets with a finite useful life	21,977	(310)	(14,475)	7,192

	12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Industrial patents and intellectual property rights	10,832		(8,737)	2,095

Concessions, licenses, trademarks and similar rights	7,839	(277)	(4,301)	3,261

Other intangible assets	241		(208)	33

Work in progress and advance payments	3,526	(26)		3,500

Total intangible assets with a finite useful life	22,438	(303)	(13,246)	8,889

Impairment losses on “Concessions, licenses, trademarks and similar rights”, mainly relating to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Telecom Italia Sparkle group.

With regard to the gross carrying amounts of intangible assets with a finite life, in 2018 disposals were made by the Parent for a total amount of 2,195 million euros, mainly in relation to obsolete releases of software systems of the Parent; consequently, where present, the accumulated impairment losses and the accumulated depreciation related to them were also canceled.

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	149

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 35 million euros compared to December 31, 2017. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2017
Land	203	6				(2)	6	213

Buildings (civil and industrial)	509	10	(39)			(3)	11	488

Plant and equipment	11,709	2,601	(2,286)	(8)	(8)	(332)	373	12,049

Manufacturing and distribution equipment	38	12	(16)				2	36

Other	391	88	(159)		(2)	(18)	76	376

Construction in progress and advance payments	1,097	541		1	(1)	(41)	(543)	1,054

Total	13,947	3,258	(2,500)	(7)	(11)	(396)	(75)	14,216

(millions of euros)	12/31/2017	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2018
Land	213	6				(1)	32	250

Buildings (civil and industrial)	488	79	(36)			(2)	59	588

Plant and equipment	12,049	2,013	(2,229)		(7)	(217)	487	12,096

Manufacturing and distribution equipment	36	8	(14)				1	31

Other	376	94	(162)		(2)	(13)	65	358

Construction in progress and advance payments	1,054	488			(4)	(21)	(589)	928

Total	14,216	2,688	(2,441)	—	(13)	(254)	55	14,251

Land comprises both built-up land and available land and is not subject to depreciation. The figure for December 31, 2018 refers primarily to TIM S.p.A. (209 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges, or for office use and light constructions. The figure for December 31, 2018 referred primarily to TIM S.p.A. (555 million euros). It is noted that in the course of 2018, as part of the project to rationalize industrial and office space in progress, during the year the Parent signed an agreement with a primary real estate firm that entailed the acquisition of owned property previously leased and the release of other properties no longer considered strategic; the transaction entailed a 69 million-euro net investment for a financial disbursement of 158 million euros and the reclassification of the residual value of assets owned in leased property and of the improvements introduced to owned buildings.

Plant and equipment includes the technological infrastructure used for the functioning of voice and data telephone traffic. The figure at December 31, 2018 was mainly attributable to TIM S.p.A. (9,162 million euros) and to companies of the Brazil Business Unit (1,947 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operation and maintenance of plant and equipment and refers mainly to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	150

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Capital expenditures in 2018 decreased by 570 million euros compared to the previous year, driven mainly by a greater selectivity in capex dedicated to network infrastructure, and include 322 million euros of internally generated assets (354 million euros in 2017); Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of EBIT.

Depreciation for the years 2018 and 2017 was calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	2–5.55%

Plant and equipment	3–50%

Manufacturing and distribution equipment	20%

Other	10–50%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2018 and 2017 can be summarized as follows:

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	218	(5)		213

Buildings (civil and industrial)	1,717	—	(1,229)	488

Plant and equipment	68,964	(62)	(56,853)	12,049

Manufacturing and distribution equipment	310	(1)	(273)	36

Other	3,988	(2)	(3,610)	376

Construction in progress and advance payments	1,054	—		1,054

Total	76,251	(70)	(61,965)	14,216

	12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	253	(3)		250

Buildings (civil and industrial)	1,862	—	(1,274)	588

Plant and equipment	70,525	(62)	(58,367)	12,096

Manufacturing and distribution equipment	318	(1)	(286)	31

Other	3,885	(2)	(3,525)	358

Construction in progress and advance payments	928	—		928

Total	77,771	(68)	(63,452)	14,251

Impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, refer to the Telecom Italia Sparkle group.

With regard to the gross carrying amounts of tangible assets, in 2018 TIM S.p.A. carried out disposals for a total amount of 431 million euros, mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 288 million euros, consequently, where present, the accumulated impairment losses and the accumulated depreciation related to them were also canceled.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	151

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 436 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2016	Capital expenditures	Increases in finance leasing contracts	Depreciation and amortization	Exchange differences	Other changes	12/31/2017
Land under lease	16						16

Buildings (civil and industrial)	1,835	47	2	(130)		14	1,768

Plant and equipment	365	72	14	(21)	(43)	(34)	353

Other	125		52	(29)	(1)	(9)	138

Construction in progress and advance payments	72	32				(48)	56

Total	2,413	151	68	(180)	(44)	(77)	2,331

(millions of euros)	12/31/2017	Capital expenditures	Increases in finance leasing contracts	Depreciation and amortization	Exchange differences	Other changes	12/31/2018
Land under lease	16						16

Buildings (civil and industrial)	1,768	32	12	(159)	—	(288)	1,365

Plant and equipment	353	9	6	(18)	(26)	(22)	302

Other	138		52	(38)	(1)	(3)	148

Construction in progress and advance payments	56	32				(24)	64

Total	2,331	73	70	(215)	(27)	(337)	1,895

Additions in 2018 referred to TIM S.p.A. and consisted mainly of the acquisition of IRU transmission capacity, in view of the payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The increases in finance leasing contracts refers mainly to TIM S.p.A. (58 million euros) and only on a residual basis to the Brazil Business Unit.

Buildings (civil and industrial) includes buildings under finance lease and related building adaptations, fully attributable to TIM S.p.A. The net decrease of 288 million euros (“Other changes” column) reflects 215 million euros for the real estate restructuring and rationalization plan, under which office space and industrial premises will be progressively released, with consequent updates to the estimated life of the renegotiated leases, as the renewal option on some longer-term leases is unlikely to be exercised. Moreover, several properties previously leased were acquired under ownership following the aforementioned real estate space rationalization agreement, resulting in reclassification to owned buildings for a total of 82 million euros (71 million euros for buildings and 11 million euros for improvements).

Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease. The additions in 2018 related to the progress on the contract for the acquisition of IRU transmission capacity by the Parent.

Other rose by 10 million euros over December 31, 2017 and reflected the effects resulting from recognition, by the Domestic Business Unit of different leases on vehicles as finance leases based on the provisions of IAS 17. This resulted in an overall impact on the balance sheet at December 31, 2018 of 49 million euros in terms of higher tangible assets and related payables for finance leases.

Depreciation and impairment losses have been recorded in the income statement as components of EBIT.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	152

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2018 and 2017 can be summarized as follows:

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,391	(27)	(1,596)	1,768

Plant and equipment	397		(44)	353

Other	200		(62)	138

Construction in progress and advance payments	56			56

Total	4,060	(27)	(1,702)	2,331

	12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	2,792	(13)	(1,414)	1,365

Plant and equipment	370		(68)	302

Other	243		(95)	148

Construction in progress and advance payments	64			64

Total	3,485	(13)	(1,577)	1,895

At December 31, 2018 and 2017, finance lease payments due in future years and their present value are as follows:

	12/31/2018		12/31/2017
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	227	210	271	234

From 2 to 5 years after the end of the reporting period	993	782	1,031	691

Beyond 5 years after the end of the reporting period	1,745	831	2,878	1,391

Total	2,965	1,823	4,180	2,316

(millions of euros)	12/31/2018	12/31/2017
Future net minimum lease payments	2,965	4,180

Interest portion	(1,142)	(1,864)

Present value of lease payments	1,823	2,316

Finance lease liabilities	1,948	2,430

Financial receivables for lease contracts	(124)	(114)

Total net finance lease liabilities	1,823	2,316

At December 31, 2018, adjustments to lease payments based on the ISTAT price index totaled 13 million euros (13 million euros at December 31, 2017) and related to TIM S.p.A..

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	153

NOTE 7

INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures accounted for using the equity method are reported below in detail:

(millions of euros)	12/31/2018	12/31/2017
Tiglio I	5	7

NordCom	5	5

W.A.Y.	3	3

Other	3	2

Total Associates	16	17

Alfiere	—	—

Total Joint Ventures	—	—

Total investments accounted for using the equity method	16	17

The changes in this item are broken down as follows:

(millions of euros)	12/31/2016	Capital expenditures	Disposals and reimbursements of capital	Valuation using equity method	12/31/2017
Tiglio I	8			(1)	7

Nordcom	5				5

W.A.Y.	3				3

Other	2				2

Total Associates	18	—	—	(1)	17

Alfiere	—				—

Total Joint Ventures	—	—	—	—	—

Total investments accounted for using the equity method	18	—	—	(1)	17

(millions of euros)	12/31/2017	Capital expenditures	Disposals and reimbursements of capital	Valuation using equity method	12/31/2018
Tiglio I	7			(2)	5

Nordcom	5				5

W.A.Y.	3				3

Other	2			1	3

Total Associates	17	—	—	(1)	16

Alfiere	—				—

Total Joint Ventures	—	—	—	—	—

Total investments accounted for using the equity method	17	—	—	(1)	16

The item joint ventures related to the investment in Alfiere S.p.A., a company that owns several buildings in the EUR area in Rome, whose value was essentially written down to nil in 2016.

TIM Group Consolidated Financial Statements	Note 7 Investments	154

The financial statements as at December 31, 2018 of Alfiere S.p.A. are currently not available. The main aggregated figures prepared with regard to the portion attributable to the TIM Group show amounts referring to the financial statements for 2017.

	2017
(millions of euros)	Alfiere S.p.A.	TIM Group portion (50%)
Non-current assets	156.6	78.3

Current assets	3.5	1.8

Total Assets	160.1	80.1

Non-current liabilities	142.9	71.5

Current liabilities	13.6	6.8

Total Liabilities	156.5	78.3

Equity	3.6	1.8

Total Liabilities and Equity	160.1	80.1

Profit (loss) for the year	(5.7)	(2.9)

The list of investments accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Investments in associates accounted for using the equity method of the TIM Group are not material either individually or in aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

The TIM Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

(millions of euros)	12/31/2016	Capital expenditures	Disposals and reimbursements of capital	Recognition with the fair value method	Other changes	12/31/2017
Assicurazioni Generali	2			1		3

Fin.Priv.	17			3		20

Northgate Comms Tech Innovations Partners L.P.	14	3				17

Other	13				(2)	11

Total	46	3	—	4	(2)	51

(millions of euros)	12/31/2017	IFRS 9 adoption	Capital expenditures	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2018
Assicurazioni Generali	3						3

Fin.Priv.	20				(4)		16

Northgate Comms Tech Innovations Partners L.P.	17	(3)	2				16

Other	11	3	1	(1)			14

Total	51	—	3	(1)	(4)	—	49

As permitted by IFRS 9, TIM now measures all Other Investments at fair value through other comprehensive income (FVTOCI).

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 7 Investments	155

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2018	12/31/2017
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments			—	—

Receivables from employees			43	47

Financial receivables for lease contracts			54	69

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,490	1,495

Non-hedging derivatives			7	7

Other financial receivables			—	150

Total non-current financial assets	(a	)	1,594	1,768

Current financial assets
Securities other than investments
Held for trading				—

Held-to-maturity				—

Available-for-sale				993

Measured at amortized cost (AC)			—

Measured at fair value through other comprehensive income (FVTOCI)			945

Measured at fair value through profit or loss (FVTPL)			181

			1,126	993

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			—	100

Receivables from employees			14	16

Financial receivables for lease contracts			70	45

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			242	260

Non-hedging derivatives			12	15

Other short-term financial receivables			2	1

			340	437

Cash and cash equivalents			1,917	3,575

Total current financial assets	(b	)	3,383	5,005

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total non-current and current financial assets	(a+b+c	)	4,977	6,773

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases on user rights and equipment.

TIM Group Consolidated Financial Statements	Note 8 Financial assets (non-current and current)	156

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-market spot valuation component of the hedging derivatives, whereas hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature also include accrued income on derivative contracts.

The Non-hedging derivatives consist of the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current financial assets relate to:

•

945 million euros of listed securities, of which 558 million euros of Italian treasury bonds purchased by TIM S.p.A. (252 million euros), Telecom Italia Finance S.A. (296 million euros) and INWIT S.p.A. (10 million euros), as well as 387 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. Under IFRS 9, such securities are classified as financial assets measured at fair value through other comprehensive income (FVTOCI). The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies in force;

•	181 million euros of investments in monetary funds by the Brazil Business Unit, which, under IFRS 9, are classified as financial assets measured at fair value through profit or loss (FVTPL ).

Further details are provided in the Note “Accounting standards”.

Cash and cash equivalents fell by 1,658 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)	12/31/2018	12/31/2017
Liquid assets with banks, financial institutions and post offices	1,694	2,828

Checks, cash and other receivables and deposits for cash flexibility	1	2

Securities other than investments (due within 3 months)	222	745

Total	1,917	3,575

The different technical forms of investing available cash at December 31, 2018 had the following characteristics:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 221 million euros (744 million euros at December 31, 2017) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

TIM Group Consolidated Financial Statements	Note 8 Financial assets (non-current and current)	157

NOTE 9

MISCELLANEOUS RECEIVABLES AND OTHER NONCURRENT ASSETS

Miscellaneous receivables and other noncurrent assets fell by 131 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)			12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Miscellaneous receivables (non-current)	(a	)	697	326	704	371

Other non-current assets
Deferred contract costs			1,531

Other cost deferrals			63

Medium/long-term prepaid expenses					1,718
	(b	)	1,594		1,718

Total	(a+b	)	2,291	326	2,422	371

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The impacts caused by the adoption of IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	IFRS 15 reclassifications	IFRS 15 adjustments	1/1/2018
Miscellaneous receivables (non-current)	(a	)	704			704

Other non-current assets
Deferred contract costs			—	1,714	(319)	1,395

Other cost deferrals			—	54	—	54

Medium/long-term prepaid expenses			1,718	(1,718)	—	—

	(b	)	1,718	50	(319)	1,449

Total	(a+b	)	2,422	50	(319)	2,153

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Miscellaneous receivables (non-current) amounted to 697 million euros (704 million euros at December 31, 2017), mainly refer to the Brazil Business Unit (646 million euros); 651 million euros at December 31, 2017). They were related to receivables for court deposits of 307 million euros (349 million euros at December 31, 2017) and current income tax receivables of 88 million euros (96 million euros at December 31, 2017).

Other non-current assets amounted to 1,594 million euros (1,718 million euros at December 31, 2017). They mainly break down as follows:

•

Deferred contract costs totaling 1,531 million euros, relating to the deferral of costs connected with the activation and acquisition of new contracts with customers, classified at December 31, 2017 as Medium/long-term prepaid expenses.

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer.

TIM Group Consolidated Financial Statements	Note 9 Miscellaneous receivables and other non-current assets	158

That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal, at January 1, 2018, to 110 million euros (of which 50 million euros medium/long-term).

Activation costs for telephone services are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at December 31, 2018 was 3 years for mobile business and 7 years for fixed business.

•	Other cost deferrals of 63 million euros were attributable mainly to the companies of the Domestic Business Unit.

•

Medium/long-term prepaid expenses: no longer present at December 31, 2018 as included in the aforementioned items; as at December 31, 2017, they mainly referred to the Domestic Business Unit and the deferral of costs connected with the activation and acquisition of new contracts with customers.

The breakdown of the total deferred contract costs (non-current and current) at December 31, 2018 is provided below with details of the acquisition costs and costs for executing contracts, as well as their movements during the year:

(millions of euros)	12/31/2018
Deferred contract costs
Costs of obtaining a contract	1,132

Costs to fulfill a contract	1,033

Total	2,165

(millions of euros)	1/1/2018	Increase	Release to income statement	Exchange differences and other changes	12/31/2018
Costs of obtaining a contract	1,031	473	(367)	(5)	1,132

Costs to fulfill a contract	905	348	(220)	—	1,033

Total	1,936	821	(587)	(5)	2,165

TIM Group Consolidated Financial Statements	Note 9 Miscellaneous receivables and other current assets	159

NOTE 10

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current and current income tax receivables at December 31, 2018 amounted to 339 million euros (173 million euros at December 31, 2017).

Specifically, they consisted of:

(1)	non-current income tax receivables of 88 million euros (96 million euros at December 31, 2017);

(2)

current income tax receivables of 251 million euros (77 million euros at December 31, 2017), mainly relating to companies belonging to the Brazil Business Unit (78 million euros) and to the Domestic Business Unit (171 million euros).

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance of 944 million euros at December 31, 2018 (728 million euros at December 31, 2017) breaks down as follows.

(millions of euros)	12/31/2018	12/31/2017
Deferred tax assets	1,136	993

Deferred tax liabilities	(192)	(265)

Total	944	728

Deferred tax assets mainly consisted of 917 million euros for the Domestic Business Unit (939 million euros at December 31, 2017) and 177 million euros for the Brazil Business Unit. Compared to December 31, 2017, they rose basically following the recognition of deferred tax assets of around 200 million euros, connected with tax recoverability of prior losses recorded in previous years that became recoverable based on the perspective of profits, of the Brazil Business Unit companies.

Deferred tax liabilities mainly consisted of 155 million euros for Telecom Italia Capital (174 million euros at December 31, 2017) and 25 million euros for the Domestic Business Unit (54 million euros at December 31, 2017).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

(millions of euros)	12/31/2018	12/31/2017
Deferred tax assets	1,592	1,429

Deferred tax liabilities	(648)	(701)

Total	944	728

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	160

The temporary differences which made up this line item at December 31, 2018 and 2017, as well as the movements during 2018 were as follows:

(millions of euros)	12/31/2017	IFRS 9 adoption	IFRS 15 adoption	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2018
Deferred tax assets:
Tax loss carryforwards	32			181		(8)	205

Derivatives	589			(7)	(9)		573

Provision for bad debts	142	27		11		6	186

Provisions	452			(12)		(8)	432

Taxed depreciation and amortization	106			8			114

Other deferred tax assets	108			(23)	(5)	2	82

Total	1,429	27	—	158	(14)	(8)	1,592

Deferred tax liabilities:
Derivatives	(422)			(1)	2		(421)

Business combinations - for step-up of net assets in excess of tax basis	(131)			4		13	(114)

Deferred gains	(2)				2		—

Accelerated depreciation	(14)						(14)

Other deferred tax liabilities	(132)	11	(8)	35		(5)	(99)

Total	(701)	11	(8)	38	4	8	(648)

Total Net deferred tax assets (liabilities)	728	38	(8)	196	(10)	—	944

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2018 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2018
Deferred tax assets	383	1,209	1,592

Deferred tax liabilities	(18)	(630)	(648)

Total Net deferred tax assets (liabilities)	365	579	944

At December 31, 2018, the TIM Group had unused tax loss carryforwards of 2,163 million euros, mainly relating to the Brazil Business Unit and the company Telecom Italia Finance, with the following expiration dates:

Year of expiration	(millions of euros)
2019	—

2020	—

2021	—

2022	1

2023	—

Expiration after 2023	39

Without expiration	2,123

Total unused tax loss carryforwards	2,163

Unused tax loss carryforwards considered in the calculation of deferred tax assets amounted to 609 million euros at December 31, 2018 (91 million euros at December 31, 2017) and mainly referred to the Brazil Business Unit. Deferred tax assets were recognized as it was considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 406 million euros (647 million euros at December 31, 2017) were not recognized on 1,554 million euros of tax loss carryforwards since, at the reporting date, their recoverability was not considered probable.

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	161

At December 31, 2018, deferred tax liabilities were not recognized on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the TIM Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

CURRENT INCOME TAX PAYABLES

Income tax payables amounted to 109 million euros (157 million euros at December 31, 2017). They break down as follows:

(millions of euros)	12/31/2018	12/31/2017
Income tax payables:
non-current	42	45

current	67	112

Total	109	157

Specifically, the non-current portion, amounting to 42 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 67 million euros, related primarily to both the Brazil Business Unit (42 million euros) and to the Domestic Business Unit (18 million euros).

INCOME TAX EXPENSE

Income tax expense totaled 375 million euros, dropping by 115 million euros compared to 2017 (490 million euros), mainly because of the recognition of deferred tax assets of the Brazil Business Unit (about 200 million euros) connected with tax recoverability of prior losses recognized in the previous years, becoming recoverable based on the perspective of profits of the Business Unit companies.

Income tax expense breaks down as follows:

(millions of euros)			2018	2017
Current taxes for the year			547	646

Net difference in prior year estimates			24	(6)

Total current taxes			571	640

Deferred taxes			(196)	(150)

Total taxes on continuing operations	(a	)	375	490

Total taxes on Discontinued operations/Non-current assets held for sale	(b	)	—	—

Total income tax expense for the year	(a+b	)	375	490

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	162

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (24%), and the effective tax expense for the years ended December 31, 2018 and 2017 is as follows:

(millions of euros)		2018	2017
Profit (loss) before tax from continuing operations		(777)	1,777

Theoretical income tax from continuing operations		(186)	426

Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable		9	3

Tax losses from prior years not recoverable (recoverable) in future years		(225)	(2)

Non-deductible write-down of goodwill		621	—

IRES taxes for previous years		25	(26)

Brazil: different rate compared to theoretical rate in force in Italy		44	34

Brazil: incentive on investments in the north-east of the country		(34)	(31)

Other net differences		(19)	(55)

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax		235	349

IRAP tax		140	141

Total effective income tax recognized in income statement from continuing operations	(a)	375	490

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(b)	—	—

Total effective income tax recognized in income statement	(a)+(b)	375	490

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	163

NOTE 11

INVENTORIES

Inventories increased by 99 million euros compared to December 31, 2017 and consisted of the following:

(millions of euros)	12/31/2018	12/31/2017
Raw materials and supplies	1	1

Work in progress and semifinished products	1	3

Finished goods	387	286

Total	389	290

The inventories mainly consist of equipment and handsets for fixed and mobile telecommunications and relative accessories, as well as office products, special printers and gaming terminals.

Inventories mainly consisted of 348 million euros for the Domestic Business Unit (259 million euros at December 31, 2017) and 41 million euros for the Brazil Business Unit (31 million euros at December 31, 2017).

Inventories are stated net of a provision for bad debts amounting to 11 million euros (13 million euros at December 31, 2017).

NOTE 12

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets fell by 253 million euros compared to December 31, 2017. The figure breaks down as follows.

(millions of euros)			12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Amounts due on construction contracts	(a	)	55		34

Trade receivables
Receivables from customers			2,290	2,290	2,528	2,528

Receivables from other telecommunications operators			1,037	1,037	972	972

	(b	)	3,327	3,327	3,500	3,500

Miscellaneous receivables (current)
Other receivables	(c	)	424	125	645	154

Other current assets
Contract assets			46	46

Deferred contract costs			634

Other cost deferrals			220

Trade and miscellaneous prepaid expenses					780

	(d	)	900	46	780

Total	(a+b+c+d	)	4,706	3,498	4,959	3,654

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	164

The impacts caused by the adoption of IFRS 9 and IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	IFRS 15 reclassifications	IFRS 9 adjustments	IFRS 15 adjustments	1/1/2018
Amounts due on construction contracts	(a	)	34	—	—	—	34

Trade receivables
Receivables from customers			2,528	—	(141)	—	2,387

Receivables from other telecommunications operators			972	—	(6)	—	966

	(b	)	3,500	—	(147)	—	3,353

Miscellaneous receivables (current)
Other receivables	(c	)	645	—	—	—	645

Other current assets
Contract assets			—	—	—	35	35

Deferred contract costs			—	594	—	(53)	541

Other cost deferrals			—	246	—	—	246

Trade and miscellaneous prepaid expenses			780	(780)	—	—	—

	(d	)	780	60	—	(18)	822

Total	(a+b+c+d	)	4,959	60	(147)	(18)	4,854

For more detailed information on the impacts caused by the adoption of IFRS 9 and IFRS 15, please refer to the Note “Accounting Standards”.

The analyses of the aging of Financial Instruments included in trade, miscellaneous and other current assets at December 31, 2018 and 2017 are provided below:

				overdue:
(millions of euros)	12/31/2018	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade, miscellaneous and other current assets	3,498	2,715	783	175	134	158	316

				overdue:
(millions of euros)	12/31/2017	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade, miscellaneous and other current assets	3,654	2,781	873	300	178	188	207

Overdue receivables fell by 66 million euros compared to December 31, 2017. The main contributors to this decrease are TIM S.p.A. (73 million euros) and Olivetti S.p.A. (14 million euros), while for the Brazil Business Unit there was an increase of 25 million euros, net of a negative exchange rate effect for approximately 54 million euros.

Overdue receivables fell by 90 million euros compared to December 31, 2017 of which 62 million euros refer to TIM S.p.A.. The Brazil Business Unit also showed a drop, equal to 3 million euros and net of a negative exchange difference of approximately 15 million euros.

The growth of receivables overdue by more than 365 days is mainly attributable to the Parent’s greater receivables with other telecommunications operators.

Trade receivables amounted to 3,327 million euros (3,500 million euros at December 31, 2017) and are stated net of the provision for bad debts of 769 million euros (597 million euros at December 31, 2017). They included 39 million euros (43 million euros at December 31, 2017) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	165

Trade receivables mainly related to TIM S.p.A. (2,268 million euros) and to the Brazil Business Unit (669 million euros).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2018	12/31/2017
At January 1	597	648

Effects of IFRS 9 adoption	147

Provision charges to the income statement	320	242

Utilization and decreases	(281)	(278)

Exchange differences and other changes	(14)	(15)

At December 31	769	597

The application of the new standard IFRS 9 (Financial Instruments) resulted in the recognition at January 1, 2018 of 147 million euros of higher write-downs for expected credit losses on trade receivables, due to the introduction of the expected credit loss model as per IFRS 9, replacing the incurred loss model required by IAS 39.

Miscellaneous receivables (current) refer to other receivables amounting to 424 million euros (645 million euros at December 31, 2017) and were net of a provision for bad debts of 52 million euros (54 million euros at December 31, 2017). Details are as follows:

(millions of euros)	12/31/2018	12/31/2017
Advances to suppliers	24	69

Receivables from employees	11	12

Tax receivables	87	135

Receivables for grants from the government and public entities	91	207

Sundry receivables	211	222

Total	424	645

Tax receivables included, inter alia, 70 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 3 million euros relating to the Domestic Business Unit, partly represented by tax return credits, other tax credits, and the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the government and public entities (91 million euros) referred mainly to the Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement when the related plants become ready for use.

Sundry receivables mainly included:

•	receivables for with-recourse assignments to other factoring companies (60 million euros);

•	receivables from social security and assistance agencies due to TIM S.p.A. (23 million euros);

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators (42 million euros).

Other current assets included:

•

Contract assets: the item, totaling 35 million euros, was introduced at January 1, 2018 in light of the adoption of IFRS 15 due to early recognition of revenues for those contracts including performance obligations with different recognition time schedules (such as bundled goods and services) in which the goods (recognized “at point in time”) are sold at a discounted price or for those contracts that include a discount for a time period under the minimum contractual term. Contract Assets amounted to 46 million euros at December 31, 2018 and are stated net of the relevant provision of 3 million euros for bad debts. The increase of the year, due to early recognition of revenues with resulting recognition of the Contract Asset, is associated with the recognition of bundle offers of goods and services entailing giving the customer a discount for a period less than the minimum

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	166

contractual term (usually 6 or 12 months in 24-month contracts), and with the contractual amendments introduced following changes in pricing, for new subscribed services and discounts granted to customers.

•

Deferred contract costs amounted to 634 million euros and mainly refer to the deferral of costs connected with the activation and acquisition of new contracts with customers (which at December 31, 2017 were classified as Trade and miscellaneous prepaid expenses).

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal, at January 1, 2018, to 110 million euros (of which 60 million euros short-term). Contract costs from the activation of the phone service are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at December 31, 2018 was 3 years for mobile business and 7 years for fixed business.

For additional details on the deferred contract costs and their movement during the year, please refer to the Note ”Miscellaneous receivables and other non-current assets”.

•	Other cost deferrals relating:

(2)

to the Parent, primarily for deferred costs connected with rent payments (59 million euros), building leases (17 million euros), insurance premiums (5 million euros) and maintenance fees (2 million euros);

(3)	to INWIT S.p.A. for 24 million euros in advance lease payments;

(4)	to the Brazil Business Unit, mainly relating to marketing and insurance premiums for approximately 17 million euros.

•

Trade and miscellaneous prepaid expenses, no longer present at December 31, 2018 as included in the previous items; trade and miscellaneous prepaid expenses totaled 780 million euros at December 31, 2017. The item referred mainly to the Parent and referred to cost deferrals for the activation and acquisition of new contracts with customers, building leases, rent and maintenance, and insurance premiums.

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	167

NOTE 13

EQUITY

Equity consisted of:

(millions of euros)	12/31/2018	12/31/2017
Equity attributable to Owners of the Parent	19,528	21,557

Non-controlling interests	2,219	2,226

Total	21,747	23,783

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2018		12/31/2017
Share capital		11,587		11,587

Additional paid-in capital		2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		5,847		7,876

Reserve for financial assets measured at fair value through other comprehensive income (*)	30		42

Reserve for hedging instruments	(563)		(582)

Reserve for exchange differences on translating foreign operations	(1,340)		(955)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(90)		(104)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	7,810		9,475

Total		19,528		21,557

(*)	At December 31, 2017 the item included the “Reserve for available-for-sale financial assets”.

Share Capital in 2018, amounting to 11,587 million euros, net of treasury shares of 90 million euros, showed no movement, as shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2017 and December 31, 2018

(number of shares)			at 12/31/2017	Share issues	at 12/31/2018	% of share capital
Ordinary shares issued	(a	)	15,203,122,583	—	15,203,122,583	71.61%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	15,039,368,195	—	15,039,368,195

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	28.39%

Total TIM S.p.A. shares issued	(a+d	)	21,230,914,282	—	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding	(c+d	)	21,067,159,894	—	21,067,159,894

TIM Group Consolidated Financial Statements	Note 13 Equity	168

Reconciliation between the value of shares outstanding at December 31, 2017 and December 31, 2018

(millions of euros)			Share capital at 12/31/2017	Change in share capital	Share capital at 12/31/2018
Ordinary shares issued	(a	)	8,362	—	8,362

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	8,272	—	8,272

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total TIM S.p.A. share capital issued	(a+d	)	11,677	—	11,677

Total TIM S.p.A. share capital outstanding	(c+d	)	11,587	—	11,587

The total value of the ordinary treasury shares at December 31, 2018, amounting to 510 million euros, was recorded as follows: the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

SHARE CAPITAL INFORMATION

The TIM S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

(2)

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

(3)

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

(4)

if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

(5)

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, when there is no profit or insufficient profit reported in the separate financial statements for the year to satisfy the rights of the savings shares, the shareholders’ meeting called to approve those separate financial statements may choose to satisfy the dividend right and/or the additional right by distributing available reserves. The distribution of available reserves for such payments excludes the application of the mechanism extending the right to the preferred dividend not paid through the distribution of profits for the following two years;

TIM Group Consolidated Financial Statements	Note 13 Equity	169

(6)

the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

(7)	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

(8)

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Additional paid-in capital, amounting to 2,094 million euros, was unchanged with respect to December 31, 2017.

Other reserves moved through the Statements of comprehensive income comprised:

(9)

The Reserve for financial assets measured at fair value through other comprehensive income, which had a positive balance of 30 million euros at December 31, 2018, showed a decrease of 12 million euros compared to December 31, 2017 and also included the Reserve for available-for-sale financial assets. The adoption, from January 1, 2018, of the new IFRS 9 standard, resulted in a growth of 9 million euros, offset by a decrease related to unrealized losses on the securities portfolio of Telecom Italia Finance (7 million euros), to the negative fair value adjustment of other financial assets held by the Parent TIM (10 million euros) and to the unrealized losses on the interests in Assicurazioni Generali and Fin.Priv. of the Parent TIM (4 million euros). This reserve is stated net of deferred tax liabilities of 9 million euros (at December 31, 2017, it was stated net of deferred tax liabilities of 11 million euros).

(10)

The Reserve for cash flow hedges had a negative balance of 563 million euros at December 31, 2018, (negative 582 million euros at December 31, 2017). This reserve is stated net of deferred tax assets of 157 million euros (at December 31, 2017, it was stated net of deferred tax assets of 164 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

(11)

The Reserve for exchange differences on translating foreign operations showed a negative balance of 1,340 million euros at December 31, 2018 (negative 955 million euros at December 31, 2017) and mainly related to exchange differences resulting from the translation into euros of the financial statements of companies belonging to the Brazil Business Unit (negative 1,360 million euros versus negative 969 million euros at December 31, 2017).

(12)

The Reserve for re-measurements of employee defined benefit plans, which had a negative balance of 90 million euros, rose by 14 million euros compared to December 31, 2017. This reserve is stated net of deferred tax assets of 21 million euros (at December 31, 2017, it was stated net of deferred tax assets of 26 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

(13)	The Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method, was nil at both December 31, 2018 and at December 31, 2017.

Other sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year, amounted to 7,810 million euros, showing a decrease of 1,665 million euros, as detailed below:

(millions of euros)	2018	2017
Adoption of IFRS 9 and IFRS 15	(92)	—

Profit (loss) for the year attributable to Owners of the Parent	(1,411)	1,121

Dividends approved – TIM S.p.A.	(166)	(166)

Issue of equity instruments	2	(6)

Other changes	2	9

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	(1,665)	958

The dividends paid by TIM S.p.A., amounting to 166 million euros in 2018 and in 2017, relate to savings shares with a dividend per share of 0.0275 euros.

Non-controlling interests amounted to 2,219 million euros, mainly relating to companies belonging to the Brazil Business Unit (1,518 million euros) and the company Inwit (620 million euros), showing a drop of 7 million euros compared to December 31, 2017, as detailed below:

(millions of euros)	2018	2017
Adoption of IFRS 9 and IFRS 15	(5)	—

Profit (loss) for the year attributable to Non-controlling interests	259	166

Group Company dividends paid to non-controlling shareholders	(115)	(64)

Changes in the Reserve for exchange differences on translating foreign operations	(169)	(236)

Other changes	23	14

Change for the year in Equity attributable to Non-controlling interests	(7)	(120)

TIM Group Consolidated Financial Statements	Note 13 Equity	170

The dividends of Group companies to minority shareholders refer mainly to INWIT for 46 million euros (35 million euros in 2017) and the Brazil Business Unit for 66 million euros (25 million euros in 2017).

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests showed a negative balance of 640 million euros at December 31, 2018 (negative 471 million euros at December 31, 2017), relating entirely to exchange differences arising from the translation into euros of the financial statements of the companies belonging to the Brazil Business Unit.

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

TIM Group Consolidated Financial Statements	Note 13 Equity	171

NOTE 14

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2018	12/31/2017
Financial payables (medium/long-term):
Bonds			16,686	18,119

Convertible bonds			1,893	1,862

Amounts due to banks			3,160	3,798

Other financial payables			155	161

			21,894	23,940

Finance lease liabilities (medium/long-term)			1,740	2,249

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,423	1,914

Non-hedging derivatives			2	5

Other liabilities			—	—

			1,425	1,919

Total non-current financial liabilities	(a	)	25,059	28,108

Financial payables (short-term):
Bonds			2,912	2,215

Convertible bonds			6	6

Amounts due to banks			2,385	2,183

Other financial payables			64	96

			5,367	4,500

Finance lease liabilities (short-term)			208	181

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			338	71

Non-hedging derivatives			—	4

Other liabilities			—	—

			338	75

Total current financial liabilities	(b	)	5,913	4,756

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total Financial liabilities (Gross financial debt)	(a+b+c	)	30,972	32,864

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	172

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2018		12/31/2017
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	6,450	5,633	7,168	5,977

GBP	1,267	1,416	1,266	1,427

BRL	2,609	588	5,863	1,478

JPY	20,033	159	20,031	148

EURO		23,176		23,834

Total		30,972		32,864

The breakdown of gross financial debt by effective interest-rate bands applicable to the original currency is provided below, excluding the effect of any derivative hedging instruments:

(millions of euros)	12/31/2018	12/31/2017
Up to 2.5%	5,173	5,005

From 2.5% to 5%	10,534	10,571

From 5% to 7.5%	10,130	11,265

From 7.5% to 10%	2,209	2,690

Over 10%	443	589

Accruals/deferrals, MTM and derivatives	2,483	2,744

Total	30,972	32,864

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2018	12/31/2017
Up to 2.5%	12,667	13,071

From 2.5% to 5%	7,881	6,631

From 5% to 7.5%	6,155	7,366

From 7.5% to 10%	1,343	1,849

Over 10%	443	1,203

Accruals/deferrals, MTM and derivatives	2,483	2,744

Total	30,972	32,864

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Bonds	2,446	1,267	564	3,087	2,419	11,238	21,021

Loans and other financial liabilities	1,293	384	1,343	819	331	221	4,391

Finance lease liabilities	190	181	172	132	130	1,124	1,929

Total	3,929	1,832	2,079	4,038	2,880	12,583	27,341

Current financial liabilities	1,308	—	—	—	—	—	1,308

Total	5,237	1,832	2,079	4,038	2,880	12,583	28,649

The main components of financial liabilities are commented below.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	173

Bonds are broken down as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current portion	16,686	18,119

Current portion	2,912	2,215

Total carrying amount	19,598	20,334

Fair value adjustment and measurements at amortized cost	(577)	(559)

Total nominal repayment amount	19,021	19,775

The convertible bonds consist of the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares, maturing in 2022. This item was broken down as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current portion	1,893	1,862

Current portion	6	6

Total carrying amount	1,899	1,868

Fair value adjustment and measurements at amortized cost	101	132

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 21,021 million euros, down by 754 million euros compared to December 31, 2017 (21,775 million euros) as a result of new issues, repayments and the exchange effect in 2018.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	174

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/18 (%)	Market value at 12/31/18 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	100.486	836

GBP	850	950.2	6.375%	6/24/04	6/24/19	98.850	101.761	967

Euro	719.4	719.4	4.000%	12/21/12	1/21/20	99.184	103.331	743

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	106.290	582

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	105.849	597

Euro	(b) 202.7	202.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	203

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	108.430	958

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	93.934	1,879

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	102.010	1,020
GBP	375	419.2	5.875%	5/19/06	5/19/23	99.622	104.518	438

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	98.417	984

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	103.328	775

USD	1,500	1,310	5.303%	5/30/14	5/30/24	100	95.530	1,251

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	97.468	975

Euro	750	750	2.875%	6/28/18	1/28/26	100	95.218	714

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	99.952	1,000

Euro	1,250	1,250	2.375%	10/12/17	10/12/27	99.185	89.357	1,117

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	97.104	651

Subtotal		15,849						15,690

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	125.429	1,273

Subtotal		1,015						1,273

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d) 759.7	663.4	7.175%	6/18/09	6/18/19	100	101.358	672

USD	1,000	873.4	6.375%	10/29/03	11/15/33	99.558	90.113	787

USD	1,000	873.4	6.000%	10/6/04	9/30/34	99.081	87.489	764

USD	1,000	873.4	7.200%	7/18/06	7/18/36	99.440	96.061	839

USD	1,000	873.4	7.721%	6/4/08	6/4/38	100	99.471	869

Subtotal		4,157						3,931

Total		21,021						20,894

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	175

The following table lists the changes in bonds during 2018:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 2.875% (1/28/2026)	Euro	750	6/28/2018

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia S.p.A. 677 million US dollars 6.999% (2)	USD	677	6/4/2018

Telecom Italia S.p.A. 582 million euros 6.125% (3)	Euro	582	12/14/2018

•	Net of buy-backs totaling 157 million euros made by the company in 2015.

•	Net of the securities bought back by TIM S.p.A. (323 million USD) on July 20, 2015.

•	Net of buy-backs totaling 168 million euros made by the company in 2015.

Medium/long-term amounts due to banks, totaling 3,160 million euros (3,798 million euros at December 31, 2017), fell by 638 million euros, due to the exercise of the early repayment option of the bilateral term loan in place at the end of 2017. Short-term amounts due to banks totaled 2,385 million euros (2,183 million euros at December 31, 2017) and included 1,137 million euros of the current portion of medium/long-term amounts due to banks. In addition, Telecom Italia Finance S.A. has repurchase agreements on government and corporate securities for 545 million euros maturing in the first quarter of 2019.

Medium/long-term other financial payables totaled 155 million euros (161 million euros at December 31, 2017) and refer to the Telecom Italia Finance S.A. loan for JPY 20,000 million, maturing in 2029. Short-term other financial payables amounted to 64 million euros (96 million euros at December 31, 2017) and included 2 million euros of the current portion of medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 1,740 million euros (2,249 million euros at December 31, 2017) and mainly related to property leases recognized under IAS 17 using the financial method. Short-term finance lease liabilities amounted to 208 million euros (181 million euros at December 31, 2017) and referred to the current portion of medium/long-term finance lease liabilities. Following the start of the real estate rationalization plan by TIM S.p.A. currently underway and the consequent reconsideration of the likelihood of exercising the option of renewing the real-estate lease agreements at expiry, the liability and the value of the assets held under finance lease were written down by around 215 million euros. Moreover, during 2018, 46 million euros of higher debt for finance leases and higher tangible assets were posted, following the recognition of additional vehicle lease agreements in accordance with IAS 17.

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,423 million euros (1,914 million euros at December 31, 2017). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 338 million euros (71 million euros at December 31, 2017).

Non-hedging derivatives classified under non-current financial liabilities totaled 2 million euros (5 million euros at December 31, 2017), whereas no non-hedging derivatives classified as current financial liabilities were recorded (4 million euros at December 31, 2017). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

COVENANTS AND NEGATIVE PLEDGES IN PLACE AT DECEMBER 31, 2018

Bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(17); furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since the bonds were placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, they carry negative pledges, such as, for example, the commitment not to pledge the company’s assets as collateral for loans.

(17)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., as further detailed below.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	176

With regard to loans taken out by TIM S.p.A. with the European Investment Bank (EIB), at December 31, 2018, the nominal amount of outstanding loans amounted to 1,350 million euros, of which 800 million euros at direct risk and 550 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros are subject to the following covenants:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes of or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 550 million euros, and direct risk loans are subject to the following covenants:

•

“Inclusion clause”, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or an amendment of the loan contract in order to establish an equivalent provision in favor of the EIB;

•

“Network Event”, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case, more than half in quantitative terms) to third parties not controlled by the Company, or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which may then opt to demand collateral or an amendment of the loan contract or choose an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to pledge the Company’s assets as collateral for loans (negative pledge) and the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in export credit loan agreements.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfers of business, involving entities outside the Group. Such an Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as at December 31, 2018, no covenant, negative pledge or other clause relating to the debt position, had in any way been breached or violated.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	177

REVOLVING CREDIT FACILITY

The following table shows committed credit lines available at December 31, 2018.

	12/31/2018		12/31/2017
(billions of euros)	Approved	Drawdowns	Approved	Drawdowns
Revolving Credit Facility – maturing May 2019	—	—	4.0	—

Revolving Credit Facility – maturing March 2020	—	—	3.0	—

Revolving Credit Facility – maturing January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

On January 16, 2018, two syndicated Revolving Credit Facilities existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for a total of 5 billion euros, maturing on January 16, 2023, currently not drawn.

At December 31, 2018, TIM had bilateral Term Loans for 1,475 million euros and overdraft facilities for 250 million euros, drawn down for the full amount.

TIM’S RATING AT DECEMBER 31, 2018

At December 31, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Negative

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	178

NOTE 15

NET FINANCIAL DEBT

The following table shows the net financial debt at December 31, 2018 and December 31, 2017, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			12/31/2018	12/31/2017
Non-current financial liabilities			25,059	28,108

Current financial liabilities			5,913	4,756

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—

Total gross financial debt	(a	)	30,972	32,864

Non-current financial assets (°)
Non-current financial receivables for lease contract			(54)	(69)

Non-current hedging derivatives			(1,490)	(1,495)

	(b	)	(1,544)	(1,564)

Current financial assets
Securities other than investments			(1,126)	(993)

Financial receivables and other current financial assets			(340)	(437)

Cash and cash equivalents			(1,917)	(3,575)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	—

	(c	)	(3,383)	(5,005)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	26,045	26,295

Non-current financial assets (°)
Securities other than investments			—	—

Other financial receivables and other non-current financial assets			(50)	(204)

	(e	)	(50)	(204)

Net financial debt (*)	(f=d+e	)	25,995	26,091

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(g	)	(725)	(783)

Adjusted net financial debt	(f+g	)	25,270	25,308

(°)	At December 31, 2018 and at December 31, 2017, “Non-current financial assets” (b+e) amounted to 1,594 million euros and 1,768 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions and direction and coordination activity”.

TIM Group Consolidated Financial Statements	Note 15 Net financial debt	179

The following additional disclosures are provided in accordance with IAS 7:

Additional cash flow information required by IAS 7

				Cash movements		Non-cash movements
(millions of euros)			12/31/2017	Receipts and/or issues	Payments and/or reimbursements	Differences exchange rates	Fair value changes	Other changes and reclassifications	12/31/2018
Financial payables (medium/long-term):
Bonds			20,334	750	(1,751)	249	15	1	19,598

Convertible bonds			1,868					31	1,899

Amounts due to banks			5,080	1,705	(2,425)	(86)		23	4,297

Other financial payables			175		(4)	9		(23)	157

	(a	)	27,457	2,455	(4,180)	172	15	32	25,951

of which short-term			3,517						4,057

Finance lease liabilities (medium/long-term):			2,430	91	(246)	(42)		(285)	1,948

	(b	)	2,430	91	(246)	(42)	—	(285)	1,948

of which short-term			181						208

Other financial liabilities (medium/long-term):
Hedging derivative liabilities relating to hedged items classified as non-current assets/liabilities of a financial nature			1,985			(28)	(190)	(6)	1,761

Non-hedging derivative liabilities			9			(4)		(3)	2

Other liabilities			—						—

	(c	)	1,994	—	—	(32)	(190)	(9)	1,763

of which short-term			75			262	9	(8)	338

Financial payables (short-term):
Amounts due to banks			901					347	1,248

Other financial payables			82					(20)	62

	(d	)	983	—	—	—	—	327	1,310

Total Financial liabilities (Gross financial debt)
	(e=a+b+c+d	)	32,864	2,546	(4,426)	98	(175)	65	30,972

Hedging derivative receivables relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(f	)	1,755			89	(115)	3	1,732

Non-hedging derivative receivables	(g	)	22			(1)	(2)		19

Total	(h=e-f-g	)	31,087	2,546	(4,426)	10	(58)	62	29,221

TIM Group Consolidated Financial Statements	Note 15 Net financial debt	180

Additional Cash Flow information

The value of the paid and collected interest expense reported in the Report on Operations takes into account the movements relating to transactions in CCIRS derivatives to hedge underlying assets in both the assets component (collections) and the liabilities component (payments) without netting the positions.

(millions of euros)	2018	2017
Interest expense paid	(1,978)	(2,899)

Interest income received	871	1,636

Net total	(1,107)	(1,263)

To consider the components of CCIRS derivatives as a single transaction, a representation is given with interest flows in and out shown net. This approach gives the following results:

(millions of euros)	2018	2017
Interest expense paid	(1,485)	(2,304)

Interest income received	378	1,041

Net total	(1,107)	(1,263)

TIM Group Consolidated Financial Statements	Note 15 Net financial debt	181

NOTE 16

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF THE TIM GROUP

The TIM Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at central level, of guidelines for directing operations;

•	the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the TIM Group are described below.

IDENTIFICATION OF RISKS AND ANALYSIS

The TIM Group is exposed to market risks, as a result of changes in interest rates and exchange rates, in the markets in which it operates or has bond issues, mainly in Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the TIM Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%-75% for the fixed-rate component and 25%-35% for the variable-rate component.

In managing market risk, the Group has adopted Guidelines on “Management and control of financial risk” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro – principally in US dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparties with at least a “BBB-” rating from Standard & Poor’s or an equivalent rating, and an outlook that is not negative. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	182

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2018;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39 and IFRS 9, they are accounted for at their fair value through profit and loss. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•

the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly, they are included in this analysis;

•

the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2018 (and also at December 31, 2017), the exchange rate risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2018 the interest rates in the various markets in which the TIM Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 63 million euros (50 million euros at December 31, 2017).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2018			12/31/2017
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	16,484	4,537	21,021	17,237	4,538	21,775

Loans and other financial liabilities	2,820	3,500	6,320	3,689	3,881	7,570

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	183

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	19,304	8,037	27,341	20,926	8,419	29,345

Total current financial liabilities (*)	857	451	1,308	282	700	982

Total	20,161	8,488	28,649	21,208	9,119	30,327

(*)

At December 31, 2017, variable-rate current liabilities included 38 million euros of payables to other lenders for installments paid in advance, which are classified in this line item even though they are not correlated to a definite rate parameter.

Total Financial assets (at the nominal investment amount)

	12/31/2018			12/31/2017
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	1,695	1,695	—	2,930	2,930

Securities	950	401	1,351	623	1,100	1,723

Other receivables	879	71	950	927	79	1,006

Total	1,829	2,167	3,996	1,550	4,109	5,659

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2018		12/31/2017
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	20,808	4.83	21,521	4.96

Loans and other financial liabilities	7,681	3.02	8,599	3.59

Total	28,489	4.34	30,120	4.57

Total Financial assets

	12/31/2018		12/31/2017
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	1,695	0.12	2,930	0.05

Securities	1,351	3.13	1,723	4.07

Other receivables	182	2.96	326	2.03

Total	3,228	1.54	4,979	1.57

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	184

CREDIT RISK

Exposure to credit risk for the TIM Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. To measure this risk over time for impairment of financial assets (trade receivables due from customers included), the introduction of IFRS 9 required switching from the incurred loss model pursuant to IAS 39 to the expected credit loss model.

Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The TIM Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk. The expected credit loss is calculated based on the default probability and the percentage of credit that cannot be recovered in the event of a default (the loss given default).

Moreover, as regards credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Management and control of financial risk”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

LIQUIDITY RISK

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

18% of gross financial debt at December 31, 2018 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2018, together with unused committed bank lines, are sufficient to fully cover the Group’s financial liabilities due at least for the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2018. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Specifically, the interest portions of “Loans and other financial liabilities” also include that relating to derivatives hedging for both loans and bonds.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2019	2020	2021	2022	2023	After 2023	Total
Convertible bonds	Principal	2,446	1,267	564	3,087	2,419	11,238	21,021

	Interest portion	927	799	743	706	649	5,255	9,079

Loans and other financial liabilities (*)	Principal	1,293	384	1,343	819	331	221	4,391

	Interest portion	(52)	(55)	(71)	(85)	(96)	(808)	(1,167)

Finance lease liabilities	Principal	190	181	172	132	130	1,124	1,929

	Interest portion	135	126	116	108	100	561	1,146

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	185

Non-current financial liabilities	Principal	3,929	1,832	2,079	4,038	2,880	12,583	27,341

	Interest portion	1,010	870	788	729	653	5,008	9,058

Current financial liabilities	Principal	1,308	—	—	—	—	—	1,308

	Interest portion	3	—	—	—	—	—	3

Total Financial liabilities	Principal	5,237	1,832	2,079	4,038	2,880	12,583	28,649

	Interest portion	1,013	870	788	729	653	5,008	9,061

(*)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Disbursements	350	298	297	297	289	2,343	3,874

Receipts	(499)	(424)	(424)	(424)	(414)	(3,313)	(5,498)

Hedging derivatives – net (receipts) disbursements	(149)	(126)	(127)	(127)	(125)	(970)	(1,624)

Disbursements	39	27	18	16	9	23	132

Receipts	(12)	(7)	(4)	(4)	(2)	(6)	(35)

Non-Hedging derivatives – net (receipts) disbursements	27	20	14	12	7	17	97

Total net disbursements (receipts)	(122)	(106)	(113)	(115)	(118)	(953)	(1,527)

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models.

The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	186

NOTE 17

DERIVATIVES

The hedge accounting rules provided by IAS 39 continued to be applied in the first half for derivatives.

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at December 31, 2018 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), currency forwards and foreign exchange options to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

HEDGING: ECONOMIC RELATIONSHIP BETWEEN THE UNDERLYING AND DERIVATIVES

Hedging relationships recorded in hedge accounting at 12/31/2018 belong to two categories: i) hedging of the fair value of bond issues denominated in euros and ii) hedging of cash flows from coupon flows of bond issues denominated in currencies other than the euro.

In the first case, the hedged risk is represented by the fair value of the bond attributable to euro interest rates and is hedged by IRS. The present value of both instruments, the underlying and derivatives, depends on the structure of interest rates on the euro market, used to calculate the discount factor and variable interest flows of the derivative. In particular, oscillating rates will translate as changes in the discount factor of the fixed interest expense on the underlying; on the derivative, changes in the discount factor of interest income will occur, as well as changes in the nominal flow of variable interest (only partially corrected by the discounting effect). The effects on the derivative will be opposite, in accounting terms, to the effects on the underlying.

In the second case, the hedged risk is represented by the variability in cash flows (and the repayment of the nominal amount) generated by exchange rates; hedging comprises combinations of IRS and CCIRS that synthetically transform fixed rate coupon flows into currency into fixed rate flows in euro. In this case, exchange rate oscillations will usually produce contrary effects on the underlying and on the derivative as the asset leg of the latter faithfully reflects the underlying, while the liability leg is denominated in euros and is therefore insensitive to the exchange rate.

HEDGING: DETERMINATION OF THE HEDGE RATIO

The types of hedging adopted by the Group require a hedge ratio equal to 1:1, as the types of risk hedged (interest rate and exchange risks) are such as to generate economic effects on the underlying instruments that can only be offset by the same notional quantities of derivative instruments.

HEDGING: POTENTIAL SOURCES OF INEFFECTIVENESS

The contractualization of derivatives to hedge financial risks takes place at arm’s length and aims to fully neutralize the effects of such risks.

However, in practice, both fair value hedges and cash flows hedges, although financially perfect, cannot guarantee absolute effectiveness due to the many banks involved, the particular nature of some derivatives attributable to fixing and/or the indexing of variable parameters, and the possible imperfect correspondence of critical terms.

The following table indicates total financial derivatives of the TIM Group at December 31, 2018 and in 2017; in compliance with the requirements of IFRS 7, a move has been made from the representation of the synthetic notional value of the hedge to the current representation, where the notional amounts are shown in relation to all derivative instruments involved in hedging.

The following tables break down the financial derivatives by type of risk for each kind of hedging, separating financial assets and liabilities. For CCIRS, the notional amount refers to the contractual value in euros, for IRS in a currency other than the euro, the value is indicated at the market exchange rate.

TIM Group Consolidated Financial Statements	Note 17 Derivatives	187

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2018	Notional amount at 12/31/2017	Spot (*) Mark-to-Market (Clean Price) at 12/31/2018	Spot Mark-to-Market* (Clean Price) at 12/31/2017
Interest rate swaps	Interest rate risk	4,334	4,334	52	2

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	—	—	—	—

Total Fair Value Hedge Derivatives		4,334	4,334	52	2

Interest rate swaps	Interest rate risk	4,992	5,178	182	346

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	6,804	7,239	(365)	(672)

Total Cash Flow Hedge Derivatives		11,796	12,417	(183)	(325)

Total Non-Hedge Accounting Derivatives		223	213	17	15

Total TIM Group derivatives		16,353	16,964	(114)	(308)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

Fair value hedges (millions of euros)	Accounting item		Notional value	Carrying amount	Change in fair value for the year
Interest rate swaps	Hedging derivatives relating to hedged items classified as current (non-current) assets/liabilities of a financial nature - Current / non-current assets.	a)	4,334	52	50

Assets				52

Liabilities				—

Cross Currency and Interest Rate Swaps	Hedging derivatives relating to hedged items classified as current (non-current) assets/liabilities of a financial nature - Current / non-current assets.	b)	—	—	—

Assets				—

Liabilities				—

Derivative instruments (spot value)		a)+b)	4,334	52	50

Accruals				21

Derivative instruments (gross value)				73

Underlying instruments (1)	Bonds - Current / non-current liabilities		4,334	(4,368)

of which the fair value adjustment	Fair value adjustment and measurements at amortized cost	c)		(58)	(53)

Ineffectiveness		a)+b)+c)			(3)

Fair value adjustment for hedging settled in advance (2)				(157)

(1) Includes the amortized cost value of bonds currently hedged plus the fair value adjustment

(2) Referred to bonds no longer hedged, which are therefore not presented in the table.

TIM Group Consolidated Financial Statements	Note 17 Derivatives	188

Cash flow hedges (millions of euros)	Accounting item		Notional value	Carrying amount	Change in fair value for the year	Change in cumulative fair value
Interest rate swaps	Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature - Current / non-current assets.	a)	4,992	182	(165)

Assets				923	(180)

Liabilities				(741)	15

Cross Currency and Interest Rate Swaps	Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature - Current / non-current assets.	b)	6,804	(365)	307

Assets				590	122

Liabilities				(955)	185

Derivative instruments (spot value)		a)+b)	11,796	(183)	142

Accruals				81

Derivative instruments (gross value)				(102)

of which equity reserve gains and losses					20

Determination of ineffectiveness

Change in derivatives		c)				28

Change in underlying instruments (3)		d)				(18)

Ineffectiveness (4)	Positive fair value adjustment of financial derivatives - non-hedging	c)+d)				10

Equity reserve

Equity reserve balance				(720)

of which due to the fair value of hedging settled in advance				(6)

Reclassification to P&L	Negative reversal of the reserve for the fair value adjustment of hedging derivatives (cash flow hedges)				(2)

(3)	Hypothetical derivatives used in measuring the effectiveness of cash flow hedges.

(4)

The ineffectiveness, due to its nature and calculation, does not necessarily coincide with the difference in cumulative changes in the fair value of derivatives and the underlying; the effect due to the adoption of CVA/DVA is not considered

The change in the equity reserve attributable to the effective hedging component is equal to 26 million euros and comprises:

Changes in the equity cash flow hedge reserve (millions of euros)	Balance 12/31/2017	Change
		Hedging instrument gains / losses	Reversal from reclassification	Reversal for the fair value adjustment of hedging settled in advance	Other	Balance 12/31/2018
	(746)					(720)

Change in the effective fair value of derivatives		20

Change in the CVA/DVA		8

Reversal for ineffectiveness 2017			(5)

Amortization in P&L of the fair value of hedging settled in advance				2

Other					1

Overall change						26

None of the parameters represented includes any income tax effect.

TIM Group Consolidated Financial Statements	Note 17 Derivatives	189

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period	Notional in euro hedging (millions)	Rate in euro hedging
GBP	850	Jan-19	Jun-19	6.375%	Annually	1,214	5.311%
GBP	375	Jan-19	May-23	5.875%	Annually	552	5.535%
JPY*	20,000	Jan-19	Oct-29	5.000%	Semiannually	174	5.940%
JPY**	20,000	Jan-19	Oct-29	0.750%	Semiannually	138	0.696%
USD	1,000	Jan-19	Nov-33	6.375%	Semiannually	849	5.994%
USD	1,500	Jan-19	May-24	5.303%	Semiannually	1,099	4.226%
USD	760	Jan-19	Jun-19	7.175%	Semiannually	549	6.689%
USD	1,000	Jan-19	Sept-34	6.000%	Semiannually	794	4.332%
USD	1,000	Jan-19	July-36	7.200%	Semiannually	791	5.884%
USD	1,000	Jan-19	Jun-38	7.721%	Semiannually	645	7.470%

*	Coupon-bearing bond flows are denominated in USD and calculated on a notional of 187.6 million USD.
**	Only hedging of coupon-bearing bond flow as a result of step-up on the loan.

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives and fair value hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

TIM Group Consolidated Financial Statements	Note 17 Derivatives	190

NOTE 18

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and the fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the TIM Group consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that, due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial Liabilities (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2018;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces the following levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

•	Supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses are provided in the tables below. In particular:

•	the assets and liabilities at December 31, 2018 are presented based on the categories established by IFRS 9 (adopted commencing on January 1, 2018);

•	classification of the financial assets and liabilities is presented at the date of first application of IFRS 9 (January 1, 2018);

•	the assets and liabilities at December 31, 2017 are presented based on the categories established in IAS 39.

Key for IFRS 9 categories

Acronym
Financial assets measured at:
Amortized cost	Amortized cost	AC
Fair value through other comprehensive income	Fair value through other comprehensive income	FVTOCI
Fair value through profit or loss	Fair value through profit or loss	FVTPL
Financial liabilities measured at:
Amortized cost	Amortized cost	AC
Fair value through profit or loss	Fair value through profit or loss	FVTPL
Hedging Derivatives	Hedging Derivatives	HD
Not applicable	Not applicable	n.a.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	191

Key for IAS 39 categories

Acronym
Loans and Receivables	Loans and Receivables	LaR
Financial assets Held-to-Maturity	Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	Hedging Derivatives	HD
Not applicable	Not applicable	n.a.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	192

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2018

				Amounts recognized in financial statements			Levels of hierarchy or of fair value
(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 12/31/2018	Amortized cost	Fair value recognized in the statements of comprehensive income	Fair value recognized in the separate income statement	Level 1	Level 2	Level 3	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2018
ASSETS
Financial assets measured at amortized cost	AC		5,800	5,800	—	—					5,800

Non-current assets
• Receivables from employees		8)	43	43

• Other financial receivables		8)	—	—

• Miscellaneous receivables (non-current)		9)	326	326

Current assets
• Receivables from employees		8)	14	14

• Other short-term financial receivables		8)	2	2

• Cash and cash • equivalents		8)	1,917	1,917

• Trade receivables		12)	3,327	3,327

• Other receivables (current)		12)	125	125

• Contract assets		12)	46	46

Financial assets measured at fair value through other comprehensive income	FVTOCI		994	—	994	—					994

Non-current assets
• Other investments		7)	49		49		3	16	30

• Securities other than investments		8)	—		—

Current assets
• Trade receivables		12)	—		—

• Securities other than investments		8)	945		945		945

Financial assets measured at fair value through profit or loss	FVTPL		200	—	—	200					200

Non-current assets
• · Non-hedging derivatives		8)	7			7		7

Current assets
• Securities other than investments		8)	181			181	181

• Non-hedging derivatives		8)	12			12		12

Hedging Derivatives	HD		1,732	—	1,659	73					1,732

Non-current assets
• Hedging derivatives		8)	1,490		1,438	52		1,490

Current assets
• Hedging derivatives		8)	242		221	21		242

Financial receivables for lease contracts	n.a.		124							124	124

Non-current assets		8)	54							54

Current assets		8)	70							70

Total			8,850	5,800	2,653	273	1,129	1,767	30	124	8,850

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	193

The financial instruments belonging to hierarchy level 3 of fair value are represented by the following Other investments recognized as Non-current assets, for which directly or indirectly observable prices on the market are not available:

(3)	Northgate CommsTech Innovations Partners L.P.

(4)	Banca UBAE

(5)	Istituto Europeo di Oncologia

(6)	Other minor companies.

Northgate CommsTech Innovations Partners L.P. was measured based on the latest available Net Asset Value reported by the fund manager.

Banca UBAE, Istituto Europeo di Oncologia and the other minor companies were measured on the basis of an analysis, deemed reliable, of the financial elements recognized.

The profit/(loss) recognized in Other components of the Consolidated Statements of Comprehensive Income were recognized within the scope of the Reserve for financial assets measured at fair value through other comprehensive income.

				Amounts recognized in financial statements			Levels of hierarchy or of fair value
(millions of euros)	IFRS 9 categories		Carrying amount in financial statements at 12/31/2018	Amortized cost	Fair value recognized in the statements of comprehensive income	Fair value recognized in the separate income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2018
LIABILITIES
Financial liabilities measured at amortized cost	AC/HD		32,064	32,064						32,123

Non-current liabilities
• Financial payables (medium/long- term)		14)	21,894	21,894

Current liabilities
• Financial payables (short-term)		14)	5,367	5,367

• Trade and miscellaneous payables and other current liabilities		22)	4,610	4,610

• Contract liabilities		22)	193	193

Financial liabilities measured at fair value through profit or loss	FVTPL		2			2				2

Non-current liabilities

• Non-hedging derivatives		14)	2			2		2

Current liabilities
• Non-hedging derivatives		14)	—			—		—

Hedging Derivatives	HD		1,761		1,761	—				1,761

Non-current liabilities
• Hedging derivatives		14)	1,423		1,423	—		1,423

Current liabilities
• Hedging derivatives		14)	338		338	—		338

Finance lease liabilities	n.a.		1,948						1,948	3,359

Non-current liabilities		14)	1,740						1,740

Current liabilities		14)	208						208

Total			35,775	32,064	1,761	2	—	1,763	1,948	37,245

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	194

Classification of financial assets and liabilities at the date of first application of IFRS 9 (1/1/2018) (*)

The following tables state the financial assets and liabilities at January 1, 2018 broken down by:

•	new category determined in compliance with IFRS 9;

•	original category determined in compliance with IAS 39.

(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 1/1/2018 according to the new IFRS 9 category (*)	Original IAS 39 categories	Carrying amount in financial statements at 12/31/2017 according to the original IAS 39 category
ASSETS
Financial assets measured at amortized cost	AC		7,802	LaR	7,914

Non-current assets
• Receivables from employees		8)	47		47

• Other financial receivables		8)	150		150

• Miscellaneous receivables (non-current)		9)	371		371

Current assets
• Receivables from employees		8)	16		16

• Other short-term financial receivables		8)	101		101

• Cash and cash equivalents		8)	3,575		3,575

• Trade receivables		12)	3,353		3,500

• Other receivables (current)		12)	154		154

• Contract assets		12)	35		—
Financial assets measured at fair value through other comprehensive income	FVTOCI		1,044	AfS	1,044

Non-current assets
• Other investments		7)	51		51

• Securities other than investments		8)	—		—

Current assets
• Trade receivables		12)	—		—

• Securities other than investments		8)	993		993

Financial assets measured at fair value through profit or loss	FVTPL		22	FAHfT	22

Non-current assets
• Non-hedging derivatives		8)	7		7

Current assets
• Securities other than investments		8)	—		—

• Non-hedging derivatives		8)	15		15

Hedging Derivatives	HD		1,755	HD	1,755

Non-current assets
• Hedging derivatives		8)	1,495		1,495

Current assets
• Hedging derivatives		8)	260		260

Financial receivables for lease contracts	n.a.		114	n.a.	114

Non-current assets		8)	69		69

Current assets		8)	45		45

Total			10,737		10,849

(*)	For additional details, please refer to what is explained in the Note “Accounting standards” and in the respective notes.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	195

(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 1/1/2018 according to the new IFRS 9 category (*)	Original IAS 39 categories	Carrying amount in financial statements at 12/31/2017 according to the original IAS 39 category
LIABILITIES
Financial liabilities measured at amortized cost	AC/HD		33,389	FLAC/HD	33,355
Non-current liabilities
• Financial payables (medium/long- term)		14)	23,940		23,940
Current liabilities
• Financial payables (short-term)		14)	4,500		4,500
• Trade and miscellaneous payables and other current liabilities		22)	4,915		4,915
• Contract liabilities		22)	34		—
Financial liabilities measured at fair value through profit or loss	FVTPL		9	FLHfT	9
Non-current liabilities			—		—
• Non-hedging derivatives		14)	5		5
Current liabilities			—		—
• Non-hedging derivatives		14)	4		4
Hedging Derivatives	HD		1,985	HD	1,985
Non-current liabilities			—		—
• Hedging derivatives		14)	1,914		1,914
Current liabilities			—		—
• Hedging derivatives		14)	71		71
Finance lease liabilities	n.a.		2,430	n.a.	2,430
Non-current liabilities			2,249		2,249
Current liabilities			181		181
Total			37,813		37,779

(*)	For additional details, please refer to what is explained in the Note “Accounting standards” and in the respective notes.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	196

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2017

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	Note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
ASSETS
Loans and Receivables	LaR		7,914	7,913	1						7,914

Non-current assets
• Receivables from employees		8)	47	47

• Other financial receivables		8)	150	150

• Miscellaneous receivables (non-current)		9)	371	370	1

Current assets
• Receivables from employees		8)	16	16

• Other short-term financial receivables		8)	101	101

• Cash and cash equivalents		8)	3,575	3,575

• Trade receivables		12)	3,500	3,500

• Other receivables (current)		12)	154	154

Available-for-Sale financial assets	AfS		1,044		28	1,016					1,044

Non-current assets
• Other investments		7)	51		28	23		3	20

• Securities other than investments		8)	—			—		—

Current assets
• Securities other than investments available-for-sale		8)	993			993		993

Financial assets at fair value through profit or loss held for trading	FAHfT		22				22				22

Non-current assets
• Non-hedging derivatives		8)	7				7		7

Current assets
• Non-hedging derivatives		8)	15				15		15

• Securities other than investments held for trading		8)	—				—	—

Hedging Derivatives	HD		1,755			1,713	42				1,755

Non-current assets
• Hedging derivatives		8)	1,495			1,474	21		1,495

Current assets
• Hedging derivatives		8)	260			239	21		260

Financial receivables for lease contracts	n.a.		114							114	114

Non-current assets		8)	69							69

Current assets		8)	45							45

Total			10,849	7,913	29	2,729	64	996	1,797	114	10,849

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	197

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	Note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		33,355	33,355							36,023

Non-current liabilities
• Financial payables (medium/long- term)		14)	23,940	23,940							—

Current liabilities
• Financial payables (short-term)		14)	4,500	4,500							—

• Trade and miscellaneous payables and other current liabilities		22)	4,915	4,915

Financial liabilities at fair value through profit or loss held for trading	FLHfT		9				9				9

Non-current liabilities
• Non-hedging derivatives		14)	5				5		5

Current liabilities
• Non-hedging derivatives		14)	4				4		4

Hedging Derivatives	HD		1,985			1,966	19				1,985

Non-current liabilities
• Hedging derivatives		14)	1,914			1,895	19		1,914

Current liabilities
• Hedging derivatives		14)	71			71	—		71

Finance lease liabilities	n.a.		2,430							2,430	3,604

Non-current liabilities		14)	2,249							2,249

Current liabilities		14)	181							181

Total			37,779	33,355	—	1,966	28	—	1,994	2,430	41,621

Gains and losses by IFRS 9 category - Year 2018

(millions of euros)	IFRS 9 categories	Net gains/(losses) 2018 (1)	of which interest
Assets measured at amortized cost	AC	(540)	40

Assets and liabilities measured at fair value through profit or loss	FVTPL	25

Assets measured at fair value recognized in the statements of comprehensive income	FVTOCI	7

Liabilities measured at amortized cost	AC	(1,160)	1,178

Total		(1,668)	1,218

•	Of which 2 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2017

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2017 (1)	of which interest
Loans and Receivables	LaR	(356)	118

Available-for-Sale financial assets	AfS	8

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(19)

Financial Liabilities at Amortized Cost	FLAC	(1,338)	1,376

Total		(1,705)	1,494

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	198

NOTE 19

EMPLOYEE BENEFITS

Employee benefits fell by 214 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)			12/31/2016	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2017
Provision for employee severance indemnities	(a	)	1,009	—	(51)	—	958

Provision for pension and other plans			28	(2)	(1)	(3)	22

Provision for termination benefit incentives and corporate restructuring			348	689	(177)	(7)	853

Total other provisions for employee benefits	(b	)	376	687	(178)	(10)	875

Total	(a+b	)	1,385	687	(229)	(10)	1,833

of which:
non-current portion			1,355				1,736

current portion (*)			30				97

(*)	The current portion refers only to Other provisions for employee benefits.

(millions of euros)			12/31/2017	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2018
Provision for employee severance indemnities	(a	)	958	(8)	(63)	—	887

Provision for pension and other plans			22	3	(3)		22

Provision for termination benefit incentives and corporate restructuring			853	205	(348)		710

Total other provisions for employee benefits	(b	)	875	208	(351)	—	732

Total	(a+b	)	1,833	200	(414)		1,619

of which:

non-current portion			1,736				1,567

current portion (*)			97				52

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 71 million euros. The reduction of 63 million euros under “Decreases” refers to ordinary advances and uses paid during the year to employees who terminated employment. The lower cost of the item “increases/discounting” mainly includes the following:

(millions of euros)	2018	2017
(Positive)/negative effect of curtailment	—	(6)

Current service cost (*)	—	—

Finance expenses	13	14

Net actuarial (gains) losses for the year	(23)	(8)

Total	(10)	—

Effective return on plan assets	there are no assets servicing the plan

(*)

The portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses” and “Social security expenses”. The latter account is used only for the severance indemnity expenses of companies with less than 50 employees.

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	199

Net actuarial gains at December 31, 2018 amounted to 23 million euros (net actuarial gains of 8 million euros in 2017). They are basically associated with the balance of the change in the discount rate, which was 1.57% as compared to the 1.30% used at December 31, 2017, and with the turn-over effect related to the company restructuring plans already started in the previous year. The inflation rate was 1.50%, unchanged compared to 2017.

According to national law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law no. 296/2006 with which, for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, the provision has been recognized as a “defined benefit plan”.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•

the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	1.50% per annum	1.50% per annum
Discount rate	1.57% per annum	1.57% per annum
Employee severance indemnities annual increase rate	2.625% per annum	2.625% per annum
Annual real wage growth:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “RagioneriaGenerale dello Stato”	RG 48 mortality tables published by “RagioneriaGenerale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	200

Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5% per annum	1.5% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2018 of 887 million euros (958 million euros at the end of 2017).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 11.9 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(2)

- 0.25 p.p.	2

Annual inflation rate:
+0.25 p.p.	19

- 0.25 p.p.	(18)

Annual discount rate:
+0.25 p.p.	(25)

- 0.25 p.p.	26

The Provision for pension and other plans amounted to 22 million euros at December 31, 2018 (22 million euros at December 31, 2017) and mainly represented pension plans in place at foreign companies of the Group.

The provision for termination benefit incentives and corporate restructuring showed a drop of 143 million euros mainly as the balance between the drawdowns (348 million euros) for personnel leaving the Group resulting from the staff leaving incentive plans already allocated in previous years and adjustment of the provision (204 million euros); Specifically, a plan was launched at the end of 2017 for executive and non-executive staff to adopt, among others, Article 4(1–7-ter) of Law 92 of June 28, 2012 (the “Fornero Law”, which provides for early retirement arrangements). During 2018, Plan take-up was greater than initially forecast, therefore estimates for staff leaving in 2019-2020 were revised, also taking into account the social security changes made by Decree Law 4 January 28, 2019.

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	201

NOTE 20

PROVISIONS

Provisions increased by 103 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)	12/31/2017	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2018
Provision for taxation and tax risks	93	30	—	(21)	2	104

Provision for restoration costs	350	10	—	(13)	1	348

Provision for legal disputes	605	244	—	(134)	(6)	709

Provision for commercial risks	28	18	—	(12)	(1)	33

Provision for risks and charges on investments and corporate-related transactions	32	—	(5)	(6)	—	21

Other provisions	9	3	(4)	(8)	5	5

Total	1,117	305	(9)	(194)	1	1,220

of which:
non-current portion	825					876

current portion	292					344

The non-current portion of provisions for risks and charges mainly related to the provision for restoration costs and some of the provision for legal disputes. More specifically, in accordance with accounting policies, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks rose by 11 million euros compared to December 31, 2017. The end of year balance reflects provisions and uses mainly carried out by the Brazil Business Unit and the Domestic Business Unit.

The provision for restoration costs related to the provision for restoration of leased real estate and sites used for mobile telephony and the dismantling of tangible assets (specifically: batteries and wooden poles) of the companies of the Domestic Business Unit (341 million euros) and of the Brazil Business Unit (7 million euros).

The provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The balance of the provision at December 31, 2018 is attributable for 578 million euros to the Domestic Business Unit, including the provision associated with the sanction connected with the Golden Power case, and the Brazil Business Unit (131 million euros). Draw downs mainly related to the Brazil Business Unit (86 million euros) and the Domestic Business Unit (48 million euros) and were essentially related to settlement agreements reached.

The provision for commercial risks, basically unchanged compared to the previous year, relates to the Domestic Business Unit.

The provision for risks and charges on investments and corporate-related transactions, decreased by 11 million euros, following use by the Parent TIM S.p.A..

Other provisions showed no significant changes compared to December 31, 2017 and mainly refer to companies belonging to the Domestic Business Unit.

TIM Group Consolidated Financial Statements	Note 20 Provisions	202

NOTE 21

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities rose by 1,619 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)			12/31/2018	12/31/2017
Miscellaneous payables (non-current)
Payables to social security agencies			275	238

Income tax payables (*)			42	45

Other payables			1,919	16

	(a	)	2,236	299

Other non-current liabilities

Deferred revenues from customer contracts (Contract liabilities)			109

Other deferred revenue and income			595

Capital grants			357	391

Deferred income				988

	(b	)	1,061	1,379

Total	(a+b	)	3,297	1,678

(*)	Analyzed in the Note “Income tax expense”

The impacts caused by the adoption of IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	Reclassifications IFRS 15	Adjustments IFRS 15	1/1/2018
Miscellaneous payables (non-current)
Payables to social security agencies			238	—	—	238

Current income tax payables			45	—	—	45

Other payables			16	—	—	16

	(a	)	299			299

Other non-current liabilities
Deferred revenues from customer contracts (Contract liabilities)			—	350	(251)	99

Other deferred revenue and income			—	638	—	638

Capital grants			391	—	—	391

Deferred income			988	(988)	—	—

	(b	)	1,379	—	(251)	1,128

Total	(a+b	)	1,678	—	(251)	1,427

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Miscellaneous payables (non-current) included:

•

payables to social security agencies equal to 275 million euros and mainly related to the remaining amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law” (see the Note “Employee benefits expenses” for more details).

TIM Group Consolidated Financial Statements	Note 21 Miscellaneous payables and other non-current liabilities	203

Details are as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	259	226

Due beyond 5 years after the end of the reporting period	16	12

	275	238

Current payables	173	58

Total	448	296

•

other payables equal to 1,919 million euros at December 31, 2018. rose by 1,903 million euros compared to December 31, 2017, driven by the investment for the total amount of 1,922 million euros (net of payment of the first installment for 477 million euros at the end of October 2018) in the acquisition of user rights to frequencies in the 694–790 MHz, 3600–3800 MHz, and 26.5–27.5 GHz bands, which will be reserved for 5G mobile telecommunications services in Italy, awarded to TIM S.p.A. at auction in 2018 by the Ministry of Economic Development. The residual debt was recognized at nominal value for 1,903 million euros under the item non-current miscellaneous payables and 19 million euros under the item current miscellaneous payables; the payment schedule is the following:

•	19 million euros by September 2019;

•	110 million euros by September 2020;

•	55 million euros by September 2021;

•	1,738 million euros by September 2022.

Other non-current liabilities included:

(3)

Contract liabilities equal to 109 million euros at December 31, 2018 and which are reversed to the income statement on the basis of the duration of the contractual obligations between the parties, equal to an average of 24 months; therefore the balance at December 31, 2018 will generally be reversed to the income statement by December 31, 2020. In particular, the item includes:

•

deferred revenues for activation and installation fees charged on new TIM S.p.A. customer contracts (20 million euros at December 31, 2018): to this regard, under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship. IFRS 15 instead requires that such revenues – given that they are not allocated to separate performance obligations – be allocated to other contract obligations and recognized throughout the period of performance of the contract;

•	deferred revenues for TIM S.p.A. network access fees (32 million euros at December 31, 2018);

•	deferred revenues for TIM S.p.A. subscription fees and rent and maintenance (49 million euros at December 31, 2018).

(4)

Other deferred revenue and income totaling 595 million euros; the item mainly consisted of the non-current portion (approx. 190 million euros) of the deferred gain on the sale and lease-back of telecommunication towers by the Brazil Business Unit;this item also includes deferred income connected to the deferral of the revenue deriving from contracts for the sale of transmission capacity (operating asset leases).

•

Capital grants, which came to 357 million euros at December 31, 2018: the item represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to and is mainly connected to the realization of the infrastructures on the Ultra-Broadband-UBB and Broadband-BB projects.

•	Deferred income: no longer present at December 31, 2018 as included in the aforementioned items. At December 31, 2017, deferred income totaled 988 million euros and mainly comprised:

•	the effect of the deferral of revenues from the activation of the telephone service of TIM S.p.A.;

•	the non-current portion of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit;

•	the deferral of revenues from the sale of transmission capacity.

TIM Group Consolidated Financial Statements	Note 21 Miscellaneous payables and other non-current liabilities	204

NOTE 22

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities fell by 619 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)			12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Payables on construction work	(a	)	18		19

Trade payables
Payables to suppliers			4,090	4,090	4,262	4,262

Payables to other telecommunication operators			380	380	383	383

	(b	)	4,470	4,470	4,645	4,645

Tax payables	(c	)	262		584

Miscellaneous payables
Payables for employee compensation			151		245

Payables to social security agencies			338		202

Payables for TLC operating fee			15		15

Dividends approved, but not yet paid to shareholders			35	35	19	19

Other			164	105	223	174

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			52		97

Provisions for risks and charges for the current portion expected to be settled within 1 year			344		292

	(d	)	1,099	140	1,093	193

Other current liabilities
Liabilities from customer contracts (Contract liabilities)			931	193

Customer-related items					602	77

Advances received					69

Other deferred revenue and income			121

Trade and miscellaneous deferred income					508

	(e	)	1,052	193	1,179	77

Total	(a+b+c+d+e	)	6,901	4,803	7,520	4,915

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	205

The impacts caused by the adoption of IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	Reclassifications IFRS 15	Adjustments IFRS 15	1/1/2018
Payables on construction work	(a	)	19	—	—	19

Trade payables
Payables to suppliers			4,262	—	—	4,262

Payables to other telecommunication operators			383	—	—	383

	(b	)	4,645	—	—	4,645

Tax payables	(c	)	584			584

Miscellaneous payables
Payables for employee compensation			245	—	—	245

Payables to social security agencies			202	—	—	202

Payables for TLC operating fee			15	—	—	15

Dividends approved, but not yet paid to shareholders			19	—	—	19

Other			223	—	—	223

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			97	—	—	97

Provisions for risks and charges for the current portion expected to be settled within 1 year			292	—	—	292

	(d	)	1,093	—	—	1,093

Other current liabilities
Liabilities from customer contracts (Contract liabilities)			—	1,033	(113)	920

Customer-related items			602	(602)	—	—

Advances received			69	(69)	—	—

Other deferred revenue and income				146	—	146

Trade and miscellaneous deferred income			508	(508)	—	—

	(e	)	1,179	—	(113)	1,066

Total	(a+b+c+d+e	)	7,520	—	(113)	7,407

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Trade payables amounting to 4,470 million euros (4,645 million euros at December 31, 2017), mainly refer to TIM S.p.A. (2,925 million euros) and to the companies of the Brazil Business Unit (1,044 million euros); as regards TIM S.p.A., the reduction in trade payables reflects the trend in payments of bills payable.

Tax payables are equal to 262 million euros and refer to both tax payables of the Brazil Business Unit (139 million euros) and TIM S.p.A. payables relating to: withholding tax payables to the tax authorities as withholding agent (69 million euros), payables for government concession tax (21 million euros) and VAT payable (12 million euros).

Miscellaneous payables include, among others, the amount due to INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law”, as explained in the note “Miscellaneous payables and other non-current liabilities”.

Other current liabilities amounted to 1,052 million euros (1,179 million euros at December 31, 2017). They break down as follows:

TIM Group Consolidated Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	206

•

Liabilities from customer contracts (Contract liabilities), totaling 931 million euros. The item emerged following the application of IFRS 15 to show the liabilities with customers associated with the Company’s obligations to transfer goods and services for which it has received a consideration. Liabilities with customers are shown below, which generally have a maturity within 12 months; therefore, the balance as at December 31, 2017 was substantially reversed by December 31, 2018 while the balance as at December 31, 2018 is expected to be reversed to the income statement on average within the following year. In particular:

•

contract liabilities, equal to 119 million euros and recognized following the adoption of IFRS 15 due to contracts having performance obligations with different revenue recognition time schedules (such as bundled goods and services), where the services (recognized based on actual consumption) are offered to the customer at a discounted price. The increase of the year (84 million euros) is mainly connected to the start-up of commercial offers comprising some additional services supplied in the initial contract phase; as the relative fair value of these services is lower than the value invoiced, the application of IFRS 15 requires the reallocation of this higher value to the other performance obligations whose performance will be carried out over the term of the contract, on average equal to 24 months.;

•

customer-related items, equal to 391 million euros; the item includes trade payables following contractual relationships, such as the payable for prepaid traffic and the subscription charges charged in advance; the decrease posted during the year is mainly attributable to the changes in the commercial offers, with less recourse to the advance of fees and charges, also as a result of changes in the billing procedures;

•	progress payments and advances equal to 121 million euros relating to trade payables following prepayments, such as deposits made by subscribers for telephone calls;

•	deferred revenues from customer contracts, equal to 300 million euros essentially include:

•	deferred revenues for the Parent interconnection charges (121 million euros);

•	deferred revenues for the Parent rent and maintenance (97 million euros);

•

deferred revenues for the Parent activation and installation fees charged on new customer contracts (59 million euros): to this regard, under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, recognized on the basis of their performance.

•

Other deferred revenue and income amounted to 121 million euros. At December 31, 2017, other deferred revenue and income was included in Trade and miscellaneous deferred income and referred mainly to deferred revenues from sales of transmission capacity and deferred revenues from real estate lease agreements (lease operating assets).

•

Trade and miscellaneous deferred income: no longer present at December 31, 2018 as included in the aforementioned items. At December 31, 2017, these referred mainly to the Parent and included deferred interconnection charges, revenue for the activation of the telephone service, and rent and maintenance, traffic and outsourcing charges.

TIM Group Consolidated Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	207

NOTE 23

DISPUTES AND PENDING LEGAL ACTIONS, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved at December 31, 2018, as well as those that came to an end during the period.

The TIM Group has posted liabilities totaling 508 million euros for those disputes described below where the risk of losing the case has been considered probable.

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the Annual Financial Report and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Lastly, as regards the proceedings with the Antitrust Authority, please note that based on Article 15, paragraph 1 of Italian Law 287/1990 (“Antitrust regulations”), the Authority has the right to impose an administrative sanction calculated on the turnover of the Group in cases of breaches considered serious.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

International tax and regulatory disputes

At December 31, 2018, companies belonging to the Brazil Business Unit were involved in tax or regulatory disputes, the outcome of which is estimated as a possible loss totaling around 16.5 billion reais (14.5 billion reais at December 31, 2017). The main types of litigation are listed below, classified according to the tax to which they refer.

Federal taxes

On March 22, 2011, TIM Celular S.A. (company incorporated into TIM S.A. starting from October 31, 2018) was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation concerning financial years 2006, 2007, 2008 and 2009 for the companies TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A. (formerly Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalizing the corporate structure in Brazil.

The assessment notice includes various adjustments; the main challenges may be summarized as follows:

•	non-recognition of the tax effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”);

•	non-recognition of certain tax offsets;

•	denial of the SUDENE regional tax benefit, due to alleged irregularities in the management and reporting of the benefit itself.

The adjustments included in the assessment notice were disputed by TIM Celular, in administrative court, with the filing of its first objections on 20 April 2011. On April 20, 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on May 21, 2012.

The Company, as confirmed by specific legal opinions, believes it is unlikely that significant disbursements can be expected.

Still in relation to the federal level of taxation, the following additional disputes should also be noted:

•	challenges regarding offsetting against previous tax losses;

•	further challenges regarding the tax deductibility of the amortization of goodwill;

•	imposition of income tax on certain types of exchange rate differences;

•	imposition of withholding taxes on certain types of payments to foreign entities (for example, payments for international roaming);

•	further challenges regarding offsets made between taxes payable and group company credit positions.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	208

Overall, the risk for these cases, considered to be possible, amounts to 4 billion reais (3.7 billion reais at December 31, 2017).

State taxes

Within the scope of the state levy, there are numerous challenges regarding ICMS, and in particular:

•

challenges concerning the reduction of the tax base due to discounts granted to customers, as well as challenges regarding the use of tax credits declared by group companies, with respect to the return of loaned telephone handsets, and following the detection of contract frauds to the detriment of the companies;

•	subjection of some fees owed to group companies and classified by them as fees for services other than telecommunications to ICMS;

•

challenges over the use of the “PRO-DF” tax benefit originally granted by some States, and subsequently declared unconstitutional (the challenge refers to the actual credit due to ICMS, declared by the TIM Cellular on the basis of the aforementioned tax benefits);

•

challenges relating to the use of ICMS credits claimed by Group companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the companies, as well as in application of the provisions on acting as a withholding agent;

•	fines imposed on group companies for irregularities in tax return compliance.

In February 2018 the State of São Paulo notified two tax assessments regarding ICMS to TIM Celular, for a total amount of 679 million reais (at the date of the assessment, including fines and interest). The first assessment (344 million reais) regarded a challenge of ICMS credits in relation to acting as a withholding agent, applicable when equipment is bought and distributed in different States. The second assessment (335 million reais) challenged ICMS credits deriving from the “special credit” recognized by the company to its prepaid customers, against subsequent top-ups.

In June 2018 the State of São Paulo notified two further tax assessments to TIM Celular, again relating to ICMS, for a total amount of 369 million reais (at the date of the assessment, including fines and interest). This assessment too relates to ICMS credits deriving from the “special credit” recognized by the company to its prepaid customers against subsequent top-ups, as well as to the fines imposed for ICMS breaches. For a minor part of the claim, the company decided to authorize payment of the amount requested, instead of starting legal proceedings, benefiting from a discount on the fine. The dispute thus continues for the remaining amount, 296 million reais.

Overall, the risk for these cases, considered to be possible, amounts to 8.9 billion reais (7.4 billion reais at December 31, 2017).

Municipal taxes

Among disputes classified with a “possible” degree of risk, there are some relating to municipal taxes for a total amounting to around 0.7 billion reais.

FUST and FUNTTEL

The main challenges about contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern whether or not interconnection revenues should be subject to these contributions.

Overall, the risk for these cases, considered to be possible, amounts to 2.9 billion reais (2.7 billion reais at December 31, 2017).

***

Exclusion of ICMS from the PIS/COFINS tax base

In March 2017, the Supreme Federal Court of Brazil recognized the inclusion of ICMS in the calculation of the PIS/COFINS contribution as unconstitutional. TIM Participações, through its subsidiary company TIM S.A. (previously named “Intelig Telecomunicações Ltda”), as the incorporating company of TIM Celular S.A., as well as other companies belonging – in the past – to the Tim Brasil Group, that submitted applications of the same nature, has been involved in legal proceedings since 2007 and 2006, respectively, requesting reimbursements related to the allowed previous five years, and therefore with effect from 2002 and 2001, respectively.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	209

Taking into account the ruling of the aforementioned Supreme Court, in favor of taxpayers, the Company – with the approval of its legal advisors – decided not to include ICMS when calculating the PIS/COFINS contribution, beginning in April of 2017.

For some of these proceedings, the Court of Appeal has already given a favorable decision, in line with that of the Supreme Court, and the appeals presented by the tax authorities were rejected, on the basis of the same arguments. Despite the tax authorities representative’s request to limit the retroactive nature of the decisions, the Company – again with the approval of its legal advisors, believes that the decisions will not affect the rights claimed through legal proceedings.

The Company has estimated that at the end of the proceedings – after the definitive rulings and completion of consequential activities – the receivables would amount to approximately 3.3 billion reais, of which 1.9 billion reais from tax, and 1.4 billion reais from legal revaluation. Moreover, in respect of this potential tax credit, in the course of 2018, following a definitive and indisputable decision, the Company recognized a receivable of to 353 million reais.

Administrative offense charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair

In December 2008 TIM received notification of the application for its committal for trial for the administrative offense specified in articles 21 and 25, subsections 2 and 4, of Legislative Decree 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offenses involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010, TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. On the one hand, in fact, TIM was admitted as the civil party damaged by all the accused parties on all counts, and on the other it was charged with civil liability under Article 2049 of the Civil Code for the facts allegedly committed by the accused in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgment, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgment also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgment in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgment in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two private investigators, who were found guilty of the offense of revealing information which was subject to a prohibition on disclosure. As for the civil judgments, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgment of the second instance issued by the Milan Appeal Court of Assizes. In April 2018 the Supreme Court confirmed the convictions of the defendants and canceled the civil rulings, referring the issue generically to the civil court, for a more careful assessment of the claims made, above all concerning the quantum of evidence. It also canceled and referred the confiscation in favor of the State, which will have to be reassessed by a different section of the Milan Court of Assizes of Appeal.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	210

Golden Power Case

In August 2017 the Presidency of the Council of Ministers started formal proceedings against TIM (and also against Vivendi) to ascertain that TIM was indeed obliged to notify Vivendi’s acquisition of corporate control of TIM and its strategic assets, pursuant to the ‘Golden Power’ law. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM with effect from May 4, 2017 (the date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision by the Presidency of the Council of Ministers, new and separate administrative proceedings started for the imposition on TIM of a financial penalty laid down by the Golden Power law for non-compliance with the aforementioned obligation to notify. These proceedings ended on May 8, 2018 with the imposition of a financial penalty of 74.3 million euros.

The Company is convinced that it has the legal arguments to demonstrate that it was under no obligation to notify the control exercised over it by Vivendi; it therefore has already filed an extraordinary appeal to the President of the Republic to request the abrogation of the order of September 2017 and has appealed against the aforementioned order of May 8, 2018 which imposed a financial penalty, requesting its precautionary suspension. With an order in July 2018, the TAR granted this application and suspended payment of the fine, setting a date for the appeal to be heard.

It should also be noted that in May 2018 a guarantee bond for 74.3 million euros was issued in favor of the Presidency of the Council. TIM had been requested to submit such a bond for its application to Lazio TAR for precautionary suspension of the collection of the fine imposed for alleged breach of Article 2 of Decree Law 21 of March 15, 2012 (the “Golden Power” law).

On the other hand, the Presidency of the Council of Ministers exercised the special powers prescribed in the Golden Power law through two specific rulings in October and November 2017 with which it imposed specific prescriptions and conditions on TIM S.p.A. and on the companies of the Telecom Italia Sparkle group and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially connected to the circumstance that these companies, in part, perform activities that are relevant for national security and as far as TIM is concerned to the circumstance that it also owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is penalized in the same way as failure to notify significant acts for the purpose of the application of Golden Power law.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent to the Presidency of the Council of Ministers the first compliance report outlining all the proposals and activities put in place to carry out the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request abrogation of the orders in question.

As stated, the premise for exercising special powers was (erroneously, according to the Company) referred to the de facto control resulting from the outcome of the shareholders’ meeting of May 4, 2017 and to the direction and coordination of TIM by Vivendi. Both these circumstances no longer apply, as:

•	at the shareholders’ meeting of May 4, 2018, the slate presented by the shareholders Elliott lnternational LP, Elliott Associates LP and The Liverpool Limited Partnership received the majority vote;

•	the Board of Directors was re-appointed with 13 independent directors out of a total of 15, with only 5 from the slate presented by Vivendi;

•	thus, Vivendi no longer has direction and coordination, nor is there de facto control.

Consequently, the Company requested the Prime Minister’s Office to revoke the two Decrees, stating, in any case that it was willing as an alternative to assist in rewording the requirements applicable to TIM in view of the changed situation.

In a decree of July 6, 2018, the Prime Minister’s Office did not consider an additional exercise of special powers, upholding the validity of the two Decrees already issued and rejecting the request to revoke them.

The reason for the above is due to the alleged circumstance that the new governance structures of the Company would be highly variable; this would not allow for the rulings according to which the special powers were exercised to be overruled, save for the need to protect the public interest as regards network security and operation.

The Company has lodged an appeal, with additional reasons and as part of the appeals already lodged, against the Prime Minister’s decrees of October 16, and November 2, 2017, and against the Prime Minister’s resolution of July 6, 2018, rejecting the appeal for revocation presented by the company, on the outcome of the changed situation in corporate governance.

Italian Competition Authority Case A428

Case A428 was closed in May 2013 with the decision by the Italian Antitrust Authority (AGCM) to impose two administrative fines on TIM of 88,182,000 euros and 15,612,000 euros for abuse of a dominant position. The Company (i) allegedly hindered or delayed the activation of access services requested by OLOs through refusals made on unjustified and spurious grounds; (ii) allegedly offered its access services to end customers on economic and technical terms and conditions claimed to be unmatchable by competitors that purchase wholesale access services from TIM, solely in geographical areas of the country where access services are available unbundled from the local network and hence where other operators can compete more effectively with the Company.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	211

TIM contested the decision with the Lazio Regional Administrative Court (TAR), requesting suspension of payment of the fine. Specifically, it was argued: that the right of defense in the proceeding had been infringed; that the alleged organizational arrangements disputed by the AGCM and purportedly at the basis of the infringement of provisioning processes for OLOs had been the subject of specific provisions by the Authority for the sector (AGCom); that a comparative analysis of internal/external provisioning processes in truth resulted in improved outcomes for the OLOs with respect to the Retail division of TIM and as such no form of inequality of treatment and/or opportunistic conduct by TIM existed; and (with reference to the second count of abuse) that the conduct challenged was structurally inapt to squeeze the margins of the OLOs.

In May, 2014, the Lazio TAR handed down its ruling rejecting TIM’s appeal and upholding the fines imposed by the decision contested. In September 2014, the Company lodged an appeal against the ruling.

In May 2015, by ruling 2497/15, the Council of State found the judgment of first instance did not present the irregularities claimed by TIM and upheld the decision of the AGCM. The Company had already, at that date, paid the fines and relative interest.

In July 2015, TIM was served notice of the AGCM’s decision to initiate an investigation for non-compliance to determine whether the Company had complied with the order not to engage in conduct having the same or similar object as the infringement identified by the decision that settled the A428 case in May 2013.

On January 13, 2017, TIM was served notice of AGCM’s final assessment, which found that TIM had complied in full with the A428 decision and, as such, the conditions for the imposition of a fine for non-compliance were not present.

AGCM also acknowledged that the conduct of TIM following the 2013 decision was geared towards the continuous improvement of performance in the supply of wholesale access services, as concerns not only the services subject to investigation, but also new services for ultra-broadband access. In its assessment of compliance, AGCM acknowledged the positive impact of the roll-out, although not yet completed, of TIM’s New Equivalence Model (NEM). The AGCM decision ordered TIM to: (i) continue with the roll-out of the NEM through to its completion, scheduled for April 30, 2017; (ii) inform the Authority of the performance levels of wholesale access service supply systems and of the completion of the relative internal reorganization project by the end of May 2017. TIM promptly complied with both orders, as positively assessed by the Authority by notice dated August 9, 2017.

Vodafone disputed the final decision adopted by the AGCM on the non-compliance investigation with the Lazio Regional Administrative Court (TAR). TIM filed an appearance, as in the other lawsuits filed in March 2017 by the operators CloudItalia, KPNQWest Italia and Digitel.

Vodafone (A428)

In August 2013, Vodafone, also in its capacity as acquiring entity of the operator Teletu, filed a major damages claim with the Court of Milan for alleged anti-competitive and abusive conduct (based primarily on the AGCM A428 decision) purportedly pursued by TIM over the period 2008–2013. The damages claim was quantified by Vodafone for an estimated amount between 876 million euros and 1,029 million euros.

Specifically, Vodafone alleged that a technical boycott had been put in place by refusing the activation of lines requested for Teletu customers (in the period from 2008 to June 2013) and that purportedly abusive pricing policies had been adopted for wholesale network access services (from 2008 to June 2013). In addition, the plaintiff complained of margin squeezing practices through the alleged application of higher than permitted discounts for business customers and the alleged implementation of unlawful and anti-competitive win-back practices (from the second half of 2012 to June 2013).

TIM filed an appearance challenging the substance and amount of the plaintiff’s claims and lodging, in turn, a counterclaim. Following the ruling in August 2016 of the Italian Supreme Court of Cassation confirming the jurisdiction of the Court of Milan to hear the dispute, the main proceedings were resumed with the hearing held in December 2016.

With writ of summons before the Milan Court served in May 28, 2015, Vodafone filed additional damages claims, all based on the same AGCM A428 decision and referring to alleged damages suffered between July 2013 and December 2014 (and hence over a period subsequent to that of the damages claim reported above), for a total amount of around 568.5 million euros.

In its claim, the plaintiff also reserved the right to quantify additional damages during the case for subsequent periods, on the grounds that TIM had continued to engage in the alleged abusive conduct. TIM filed an appearance challenging the substance and amount of the plaintiff’s claims and lodging, in turn, a counterclaim.

By order of October 6, 2016, the judge approved Vodafone’s application for the two A428 lawsuits brought by it to be joined. At the end of the hearing on December 21 reopening the proceeding, terms were set for the filing of preliminary pleadings and the hearing for the submission of means of proof was set for July 11, 2017. With the first preliminary pleading, filed after the favorable outcome for TIM of the A428-C case (which found the Company had not engaged in abusive conduct after 2011), Vodafone decided to file an additional and similar damages claim for the period 2015–2016, which revised the claim for a total of 1,812 million euros of damages, which TIM contested and refuted.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	212

COLT TECHNOLOGY SERVICES

With writ of summons before the Milan Court served in August 2015, the operator Colt Technology Services filed a damages claim based on the A428 decision, requesting compensation for alleged damages suffered from 2009 to 2011 as a result of purportedly inefficient and discriminatory conduct by TIM in the wholesale service supply process. The damages claim was quantified in a total of 27 million euros for lost profits from the alleged non-acquisition of new customers and the claimed impossibility of providing new services to customers already acquired. The plaintiff also filed a damages claim for compensation for damages to its commercial image and reputation. The lawsuit follows on from an out-of-court claim for around 23 million euros made by Colt in June 2015, which the Company had rejected outright. TIM has filed an appearance, fully contesting the claims of the other party.

KPNQ West Italia S.p.A.

With writ of summons before the Rome Court, KPNQ West Italia filed a damages claim for a total of 37 million euros in compensation for alleged anticompetitive and abusive conduct over the period 2009–2011, in the form of technical boycotting (refusals to activate wholesale services – KOs). The claim was based on the contents of the decision of the Italian Antitrust Authority that settled the A428 case. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services – KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as they cannot be replicated by competitors). TIM filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgment of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgment was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. TIM filed an appeal challenging the arguments presented by the other party and asking that the judgment in the first instance be fully confirmed. With an order in March 2018 the Milan Court of Appeal declared Teleunit’s appeal pursuant to Article 348-bis of the Italian Code of Civil Procedure to be manifestly without foundation, and hence inadmissible. In May 2018 Teleunit appealed the judgment of the Court of Appeal to the Court of Cassation. TIM served a defense on the appellant, asking that the appealed ruling (and hence the judgment in the first instance) be confirmed in full.

SIPORTAL

The lawsuit brought by Siportal against TIM is currently pending before the Rome Court, by which Siportal has sued for approximately 48.4 million euros of compensation for alleged damages from abusive conduct in the form of technical boycotting over the period 2009–2011 and from the knock-on effects of the abuse until 2015, with the loss of commercial partners and the non-acquisition of new customers (the latter quantified for 25 million euros of damages). The claims are based on the decision of the Italian Antitrust Authority that settled the A428 case. TIM has filed an appearance, fully rejecting the claims of the other party.

MC-Link

With writ of summons before the Rome Court, MC-Link filed a damages claim for a total of 51 million euros in compensation for alleged anticompetitive and abusive conduct over the period 2009-2012, in the form of technical boycotting (refusals to activate wholesale services – KOs). The claim was based on the contents of the decision of the Italian Antitrust Authority that settled the A428 case. TIM filed an appearance, contesting all of the plaintiff’s allegations.

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Italian Competition Authority Case I-761

By decision adopted on July 10, 2013, AGCM extended to TIM the investigation initiated in March that year into a number of companies engaged in the fixed-line network maintenance services sector, aimed at establishing whether an agreement was in place breaching Article 101 of the Treaty on the Functioning of the European Union. The investigation was initiated following two reports made by Wind informing AGCM that it had found, when inviting bids for the award of corrective maintenance services on the network, substantial uniformity among the prices applied by the aforementioned companies and a significant difference with the bids subsequently tendered by other various companies.

TIM was charged by AGCM with having played a role in coordinating the other parties investigated, both in the formulation of the bids invited by Wind and in relation to the positions taken by them before the Italian Communications Authority.

TIM challenged the decisions with the Regional Administrative Court (TAR) on the grounds that the Competition Authority lacked jurisdiction.

On July 7, 2014, notice was served of the AGCM’s decision to extend the object of the investigation to determine whether the Company had abused its dominant position by taking initiatives apt to influence the bid terms and conditions for ancillary technical services in the preparation of the bids for Wind and Fastweb by the maintenance companies. With the extension decision, the Authority also extended the closing date of the investigation, originally set for July 31, 2014, to July 31, 2015. The extension decision was similarly challenged with the Lazio Regional Administrative Court on the grounds that the Competition Authority lacked jurisdiction.

In November 2014, for reasons of procedural economy, although convinced of the legitimacy of its actions, TIM submitted a proposed series of undertakings to AGCM to resolve the competition concerns under investigation. On December 19, 2014, AGCM issued its decision finding that the undertakings were not clearly unfounded and subsequently ordered their publication for market testing.

On March 25, 2015, AGCM definitively rejected the undertakings, finding them insufficient to resolve the anticompetition concerns under investigation.

On July 21, 2015, notice was served on the parties under investigation of the Investigation Findings, in which the offices of AGCM recommended (i) dismissing the charges of abuse of a dominant position and (ii) confirming, instead, the existence between TIM and the maintenance companies of an agreement aimed at coordinating the economic terms and conditions of the bids for Wind and Fastweb and preventing the disaggregated supply of ancillary technical services.

On December 16, 2015, a final decision was handed down confirming the conclusions of the Investigation Findings, asserting the existence, between 2012 and 2013, of an agreement restricting competition and imposing on the Company, as a result, a fine of 21.5 million euros, which was paid in March 2016. The relevant market is that for corrective maintenance (assurance) services, or, more precisely, troubleshooting on TIM ULL lines. The objective of the conduct engaged in by the Company and the network companies was to restrict competition and prevent the development of disaggregated forms of supply of ancillary technical services.

TIM lodged an appeal against the decision with the Lazio Regional Administrative Court. In September 2016, the court dismissed the appeal in its judgment 09554/2016, which the Company has challenged in an appeal with the Council of State.

WIND (I-761)

With writ of summons before the Milan Court, Wind filed a damages claim against TIM for approximately 57 million euros, recently increased during the case to approximately 58 million euros, in compensation for damages arising from alleged anticompetitive conduct which AGCM had fined in the I-761 case (concerning corrective maintenance). The other party alleged that such conduct had delayed and hindered its chances of obtaining more favorable terms and conditions on the disaggregated purchase of fault repair services on ULL access lines, the effects of which were initially claimed to have persisted until 2015, but were then claimed by Wind to be still underway. TIM has filed an appearance, refuting the claims of the other party.

VODAFONE (I-761)

With writ of summons before the Milan Court, Vodafone filed a damages claim against TIM and some network companies for approximately 193 million euros in compensation from TIM for damages arising from alleged anticompetitive conduct which AGCM had fined in the I-761 case (concerning corrective maintenance), over the period 2011–2017.

Vodafone claimed that TIM had allegedly infringed antitrust regulations in the wholesale markets for access to its fixed-line network (ULL lines; Bitstream; WLR) through the abuse of a dominant position and an unlawful agreement with maintenance companies to maintain a monopoly on the offer of corrective maintenance services on its network. Specifically, the restrictive agreement allegedly concerned the coordination, by the Company, of the

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economic terms and conditions contained in the bids for maintenance services prepared by the aforementioned companies for OAOs, with artificially high prices with respect to the cost of the maintenance included in the regulated access fee, with a view to discouraging the disaggregation of the service itself. The Company has filed an appearance, challenging all of the plaintiff’s allegations.

Italian Competition Authority Case A514

In June 2017 the Italian Antitrust Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the “Treaty on the Functioning of the European Union”. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultra-broadband fixed network. In particular, the AGCM hypothesized that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) preemptively securing customers on the retail market for ultra-broadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. On November 2, 2017, TIM filed a defense brief in which, in support of the correctness of its actions, it challenged all the arguments that the conduct it had allegedly engaged in, and which was the subject of the case, was unlawful.

On February 14, 2018, AGCM resolved to extend the scope of the case to investigate further behavior concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultra-broadband, and the use of the confidential information of customers of the alternative operators.

On July 5, 2018 TIM filed proposed undertakings which, if accepted by the Authority, would close the investigation without any offense being established or sanction being administered. The undertakings were considered as admissible by the Authority, that market tested them in August and September.

On October 30, 2018, TIM replied to observations made by third parties and modified its proposed undertakings. With its decision notified on December 4, 2018, the Italian Antitrust Authority once and for all rejected the proposed series of undertakings as it considered them unsuitable in light of the objections raised. The proceeding is currently set to end by May 31, 2019.

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Antitrust Case I799

At its meeting on February 1, 2017, AGCM initiated an investigation for possible breach of Article 101 of the TFEU (prohibition of agreements that restrict competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l.. TIM, in agreement with Fastweb, submitted some amendments to the agreements signed, in the form of proposed undertakings, aimed at closing the investigation without any breach being ascertained and, therefore, without any fine.

On March 28, 2018, AGCM resolved to approve the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On June 11, 2018, Open Fiber S.p.A. and Wind Tre S.p.A. filed separate appeals to the Lazio Regional Administrative Court (TAR) against the order closing case I-799 with the acceptance of the undertakings. They allege that this order has a series of procedural and substantial defects. Open Fiber S.p.A. also asked for the precautionary suspension of the order.

With a ruling on July 19, the TAR rejected Open Fiber’s request for precautionary suspension since there were no exigent circumstances. The appeal hearing was afterwards set for February 2020. The TAR has set a hearing for Wind Tre’s appeal in May 2019.

Vodafone

In June 2015, Vodafone filed a damages claim with the Milan Court for the alleged abuse of a dominant position by TIM in the market for NGA and VULA bitstream fiber access services, with the claim for damages initially set at approximately 4.4 million euros, and later raised to a range between 30 and 48.9 million euros.

The plaintiff complained that TIM allegedly had engaged in abusive conduct by way of aggressive price offers to win customers and by hindering its access to the fiber network to make it more difficult for the party to provide ultra-broadband services to its customers.

The Company has filed an appearance, challenging the claims of the plaintiff in full and, subsequently, the revised estimate of damages made in 2016 during the case.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgment issued in February 2018, the Milan Court accepted TIM’s defense and rejected the plaintiffs’ claim for compensation, ordering them, jointly and severally, to pay the legal costs. In March 2018 Eutalia and Voiceplus proposed an appeal against the judgment in the first instance.

TIM appealed against the claim, requesting confirmation in full of the judgment in the first instance.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. At May 2018, judgment had been withheld on this case and the proceedings are ongoing, with a hearing for oral discussion set for April 4, 2019.

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28-day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCom was exceeding its powers. The judgment rejecting the appeal was published on February 12, 2018, and the grounds for this were published on May 4, 2018. TIM appealed this judgment to the Council of State on June 18, 2018.

During December 2017, with its Resolution 499/17/CONS, AGCom confirmed that TIM had breached the provisions of Resolution 121/17/CONS in not having adopted a cycle of renewal of fixed telephony offers and billing at monthly intervals or multiples thereof, and fined TIM 1,160,000 euros, ordering it to make provision – when the billing cycle was restored to monthly intervals or multiples thereof – to return the amounts corresponding to the fee for the number of days that, from June 23, 2017, had not been used by the users in terms of the supply of service due to the misalignment of the four-weekly and monthly billing cycles.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on February 22, 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders.

Furthermore, law no 172 of December 4, 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the billing of services be based on a month, or multiples thereof.

TIM adapted to this order within the period of time prescribed by law, namely within 120 days of the date it came into force (April 5, 2018).

On March 7, 2018, TIM was notified of another resolution (Resolution 112/2018/CONS) in which AGCom (i) ordered the Company to postpone, for fixed telephony services only, the due date of bills issued after the restoration of monthly billing by a number of days equal to those that had presumably been lost from June 23, 2017 onwards due to the four-weekly billing cycle; and (ii) revoked the preceding resolution 499/17/CONS in the part in which TIM was ordered to repay the amounts presumably lost from June 23, 2017 onwards, with the four-weekly billing cycle.

The aforementioned resolution was challenged by TIM on March 16, 2018, with an additional submission triggered as part of the appeal against resolution 499/17/CONS, with a request for single precautionary measures, which was provisionally granted until the hearing before the Council on April 11, 2018, with a Presidential Decree published on March 26, 2017.

After the notification by AGCom, on April 9, 2018, of Presidential Decree 9/18/PRES – which amended resolution 112/18/CONS in those parts prescribing that the deferment of billing had to take place when the billing cycle was restored to monthly intervals, or multiples thereof, also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations – TIM and the other operators affected by the Presidential Decree withdrew their application for precautionary measures.

On May 7, 2018, TIM also appealed AGCom Presidential Decree 9/18/PRES and Resolution 187/18/CONS which ratified this decree. On July 3, 2018, AGCom published new resolution 269/18/CONS, with which it set December 31, 2018 as the date by which the operators must return to their fixed network customers a number of days of service equal to those eroded as an effect of 28-day billing, or propose to the affected customers any alternative compensatory measures, after having notified them to AGCom. In line with the actions it has undertaken and the arguments it has made so far. TIM, in keeping with actions taken and arguments made, intends to appeal this resolution.

In September 2018, TIM also appealed Resolution 297/18/CONS in which AGCom imposed a fine of 696,000 euros for having continued to adopt weekly billing and renewal of offers as from February 16, 2018 in violation of AGCom Resolution 121/17/CONS.

With the judgement published in November 2018, the TAR canceled the pecuniary administrative sanction of 1.16 million euros imposed with Resolution 499/17/CONS, and confirmed the obligation of restitutio in integrum to the fixed-line customers by December 31, 2018. TIM submitted its preventive appeal before the Council of State to interrupt the execution of said decision and, with its ruling of December 20, 2018, the Council of State, in upholding TIM’s appeal, interrupted the effectiveness of the aforesaid decision for the reversal order only, until March 31, 2019.

On November 30, 2018, AGCom published resolution 521/18/CONS with which it imposed a sanction of 1,044,000 euros on TIM. The sanction was imposed for breach of the transparency rules and rights to withdraw in amending the contractual terms and conditions of the mobile offers applied to customers starting from April 8, 2018 following restoration of monthly billing. TIM appealed this resolution as well to the Regional Administrative Court in January 2019.

Antitrust Case I820

On February 19, 2018, AGCM initiated a I820 preliminary proceeding against the companies TIM, Vodafone, Fastweb and Wind Tre and the industry association ASSTEL to investigate the alleged existence of an agreement among the major fixed-line and mobile telephone operators to restrict competition by coordinating their respective commercial strategies, in breach of Article 101 of the TFUE.

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The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Decree Law 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

On March 21, 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy. The order with which AGCM confirmed the precautionary measure was published on April 13, 2018.

On June 12, 2018 TIM filed an appeal with the TAR for AGCM precautionary measure 27112 dated April 11, 2018 to be set aside.

In its session on June 27, 2018, AGCM took note of the brief submitted by TIM regarding compliance with the precautionary measure.

The date by which the case is to be closed has been set for March 31, 2019.

Vodafone Dispute – Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999–2003. With this judgment the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgment confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgment of the Council of State to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016 Vodafone appealed against the Ministry of Economic Development (MISE) and TIM to the Council of State, for non-compliance with the judgment of the Council of State. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgment of November 2016, the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999–2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

With a judgment issued in June 2018, the TAR rejected all of Vodafone’s appeals, and, as requested by TIM, expressly affirmed that AGCom must renew the proceedings, particularly with regard to the determination of the degree of replaceability between fixed and mobile telephony. Vodafone has appealed the four judgments to the Council of State.

Dispute on “Adjustments to license fees” for the years 1994–1998

In relation to lawsuits brought in past years concerning the demand for payment, by the Ministry of Communications, of adjustments to amounts paid for license fees for the years 1994–1998 (for a total of 113 million euros), the Lazio Regional Administrative Court (TAR) dismissed the Company’s appeal against the demand for payment of the adjustment for 1994 for a total of around 11 million euros, of which 9 million euros for revenues not received due to credit losses. TIM has appealed the judgment.

In another two judgments, the Lazio TAR dismissed, on the same grounds set out previously, the Company’s appeals against the demand for payment of adjustments to the license fees for the years 1995, 1996, 1997, and 1998, for a total of approximately 46 million euros. TIM has lodged appeals against the judgments with the Council of State.

Exclusive to the 1998 fee adjustment part (equal to about 41 million), the Lazio TAR, by TAR order of December 2018, suspended the judgment, raising preliminary questions with the EU Court of Justice on the correct scope of EC Directive n. 97/13 (in the matter of general authorizations and individual licenses in the field of telecommunications services on the basis of the currently pending litigation on the 1998 license fee and illustrated in a subsequent paragraph). The referred questions are based, inter alia, on the question posed to the Court of Justice on the possible conflict between the aforementioned EC Directive 97/13 and national law, which extended the obligation for telecommunications license-holders to pay the license fee for 1998 (commensurate with a portion of turnover), despite the liberalization process underway.

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Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A.”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A.” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim against TIM.

In the judgment of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgment to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company challenged the rationale for the judgment in the first instance, and signed settlements, including with the final 6 heirs who constituted the civil party, before the judgment in the second instance was issued. So the only civil parties to the appeal were organizations and associations.

In April 2018, the Turin Appeal Court, overturning the judgment of the court of the first instance, found all the accused not guilty: “because there was no case to answer for all the charges”.

In its considerations, filed in October 2018, the Court recognized that there was no causal link between the individual behavior of the accused persons and the death of the former workers.

The Public Prosecutor’s Office at the Turin Appeal Court appealed to the Court of Cassation against said judgment based on a number of grounds for appeal, and also requested the Joint Chambers to provide clarifications regarding the principles to apply in assessing the causal link.

POSTE

Litigation is still pending for lawsuits brought at the end of the 1990s by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste for the non-payment of services provided under a series of supply agreements for IT goods and services. The judgments handed down on first instance ruled partially in favor of the former Olivetti, but were challenged by Poste in individual appeals.

In 2009, the Rome Court of Appeal confirmed one of the credit claims of TIM, however in another judgment the same Court declared one of the disputed agreements null and void. Following that judgment, Poste served a writ of execution for the reimbursement of around 58 million euros, which TIM rejected given that its appeal against the judgment was still pending before the Supreme Court of Cassation.

In 2012, the Italian Supreme Court of Cassation overturned the Appeal Court ruling on which the writ of execution was based, after which the Rome Court ruled that the enforcement procedure was devoid of purpose as there was no longer any basis for the writ of execution obtained by Poste. The case has been reinstated before another section of the Rome Court of Appeal. In a recent ruling, the Rome Court of Appeal at the time of proceedings, reversing the Company’s previous unfavorable appeal, confirmed the contract’s validity and, with it, the legitimacy of TIM’s view of the amount already collected, of which Poste had requested reimbursement.

Elinet S.p.A. bankruptcy

In 2014, the trustees in the bankruptcy of Elinet S.p.A., and subsequently the trustees of Elitel S.r.l. and Elitel Telecom S.p.A. (the parent, at the time, of the Elitel group) appealed the judgment by which the Court of Rome dismissed the damages claim brought by the trustees of the Elinet-Elitel group, filing a new damages claim for a total of 282 million euros. The Company is alleged to have exercised management and control powers over the plaintiff, and, with it, over the Elitel group (an OLO in which TIM has never held any equity interest) through the management of trade receivables. TIM has filed an appearance, refuting the claims of the other party.

Brazil – Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V. (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the plaintiff’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

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The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgment, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. A Board of Arbitration was subsequently established.

In October 2018, TIM and Telecom Italia Finance requested proceedings with the Paris Court of Appeal to be suspended, in the light of proceedings pending with the Court of Arbitration of the International Chamber of Commerce to review the same arbitration award.

In November 2018, the Paris Court of Appeal suspended the proceedings until the decision is taken by the Court of Arbitration in the review proceedings.

Brazil – CAM JVCO arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration with the Camara de Arbitragem do Mercado (CAM) in Rio de Janeiro against TIM, Telecom Italia International, (now merged with Telecom Italia Finance-TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. claiming compensation for damages arising from an alleged abuse of power of control over Tim Participações. In October 2015, all the summoned companies filed petitions and Tim Participações requested a ruling against JVCO for abuse of conduct in a capacity as shareholder with non-controlling interest.

Subsequently, the arbitration board was established and in May 2016 a preliminary hearing took place, when the Terms of Reference were signed. After the hearing, the Court of Arbitration issued a procedural order upholding the appeal made by the Group for a preliminary examination of the matter of JVCO’s capacity to sue and setting a temporary schedule for arbitration. In June, the parties exchanged briefs and in their defense statements, TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. appealed against the other party’s capacity to sue, Tim Participações’s capacity to be sued, and challenged the existence of the abuse of power. In July 2016, the parties filed their replies. On October 19, 2016 the Court of Arbitration issued a procedural order on the preliminary issue of the capacity of the parties to appear in court, affirming JVCO’s capacity to sue and Tim Participações’s capacity to be sued, establishing the dates for subsequent replies of the parties. On November 21 and December 19, 2016, the parties filed additional replies. On January 31, 2017 the Court of Arbitration issued a procedural order on matters concerning proceedings, recapitulating the aspects contended and arranging for the preliminary investigation. The parties indicated the types of evidence they intended to submit; the Court of Arbitration then set the dates for hearings.

In June 2017, hearings were held in Rio De Janeiro and further documents were filed and briefs exchanged. In March 2018, the closing briefs of all parties in the proceedings were filed.

On July 23, 2018, the Court of Arbitration issued its final award in which it rejected all requests from JVCO as well as the counterclaim made by Tim Participações, and ruled that JVCO had committed abuse of power in its capacity as shareholder with non-controlling interest. It also ordered JVCO to pay 90% of arbitration fees (with TIM, TIF, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. paying the remaining 10%), and the parties to pay other legal fees directly to the defense teams of the counterparties.

Alfiere S.p.A. – TIM-CDP Immobiliare arbitrations

Alfiere S.p.A. (Alfiere) is a company that is owned equally by TIM and CDP Immobiliare S.r.l. (CDPI), which owns the property complex named “Torri dell’Eur”. It was intended that this property would house the offices of TIM’s General Administration department, after restructuring works and the conclusion of a rental contract. After issues arose relating to the cancellation of the building permit, there was a lengthy dispute before the administrative court, which in the appeal recently confirmed that Alfiere is not required to pay Roma Capitale the sum of 24 million euros by way of concession fee and rejected the damages claim for approximately 300 million euros put forward by the Company against Roma Capitale after the building permit was revoked.    To this regard, arbitration proceedings have also started, with TIM making two applications for arbitration of its dispute with CDPI before the arbitration chamber of the Rome Chamber of Commerce. These disputes seek: (i) to determine that CDPI was obliged to indemnify (TIM) in relation to the extraordinary contribution of 24 million euros that local authority Roma Capitale had requested from Alfiere; (ii) to determine that TIM had absolutely no obligation to pay rent for the premises, due to the fact that the property was not handed over by December 31, 2017. As part of this second arbitration case, CDPI has, by way of counterclaim, requested that all the contracts stipulated with TIM in relation to Alfiere be canceled, and TIM ordered to pay compensation for the related damages, quantified as over 88 million euros. In May 2018 the Board of Arbitration combined the aforementioned cases.

With the award granted on December 18, 2018, in accepting TIM’s requests and fully rejecting those of CDPI, the Board of Arbitration established CDPI’s obligation to indemnify TIM as regards the claims made by the Municipality of Rome by way of extraordinary fee, and affirmed non-existence of TIM’s obligation to pay rent for the aforestated real estate complex.

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B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012, TIM was served notice of the conclusion of preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to Legislative Decree 231/2001, for the offenses of handling stolen goods and counterfeiting, committed, according to the Prosecution, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offenses claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for any of the purported profits from the offenses to be confiscated (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had in any event remedied the presumed organizational inadequacies. While acknowledging the notable redimensioning of the accusations, the Company reiterated its total non-involvement in the facts at issue. In November 2016, the Court handed down its ruling acquitting the Company of the accusations. All the individuals standing trial were also acquitted, on various grounds.

The Public Prosecutor appealed the acquittal and appealed to the Court of Cassation “per saltum”. In January 2019, the Italian Supreme Court of Cassation agreed to the appeal and therefore ordered that the deeds be sent to the Milan Court of Appeal.

Dispute concerning the license fees for 1998

TIM has summoned the Prime Minister’s Office to appear in a civil suit for compensation for damages caused by the Italian State through appeal ruling 7506/09, handed down by the Council of State in breach, in the view of the Company, of Community law.

The primary claim brought by the action is founded on a precedent in Community case law which affirms the right to bring actions against a State for breach of rights recognized by Community law and infringed by a judgment that has become final, against which no other remedy can be sought. The Council of State ruling definitively denied TIM the right to the refund of the license fee for 1998 (equal to 386 million euros for Telecom Italia and 143 million euros for the former TIM, plus interest), which had already been denied by the Lazio TAR, despite the favorable and binding ruling of the Court of Justice of the European Union in February 2008. That ruling concerned the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and national law, which extended the obligation for telecommunications license-holders to pay the license fee for 1998, despite the liberalization process underway. Within the scope of the same action, the Company also filed an alternative claim for damages for tort within the meaning of Article 2043 of the Italian Civil Code. The damages claim was quantified for a total of around 529 million euros, plus legal interest and adjustment. The State Attorney’s Office filed an appearance, presenting a counterclaim for the same amount. The action was assessed for its admissibility by the Court, which declared TIM’s primary claim (action for damages for manifest breach of Community law under Law 117/88) to be inadmissible. The decision was overturned on appeal, in favor of the Company. In March 2015, the Rome Court handed down its judgment of first instance, ruling that the Company’s claim was inadmissible. TIM has appealed the decision, and the case is now pending the hearing specifying the nature of the forms of order sought.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	221

Vodafone (formerly TELETU)

The damages claim filed by TIM with writ of summons in February 2012 against the operator TELETU (now merged into Vodafone) for the unlawful refusal to restore the competitor’s customers to TIM is still pending. The claim has been quantified for approximately 93 million euros.

Other liabilities connected with the disposal of assets and investments

As part of agreements for the sale of assets and companies, the TIM Group has undertaken guarantees to indemnify the buyers for liabilities mainly connected with legal, tax, social security, and labor law issues, for an amount normally set as a percentage of the purchase price.

To cover such contingent liabilities, amounting to a total of around 500 million euros, provisions totaling approximately 9 million euros have been allocated solely for those cases for which payment is considered likely.

Furthermore, we report that in relation to the disposal of assets and investments, the TIM Group has commitments to pay additional indemnities under specific contractual provisions, the contingent liability of which cannot be measured at present.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 33 million euros.

The guarantees provided by third parties to Group companies, amounting to 6,979 million euros, refer to guarantee financing from banks and other financial institutions consisting of guarantees for loans received (1,255 million euros) and of performance guarantees under outstanding contracts (5,724 million euros).

In particular, we report:

•

The TIM Group issued six guarantees to the Ministry of Economic Development for a total of 1,922 million euros for the deferment of the payment of the amount due for the acquisition of the user rights to frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 GHz bands, which will be reserved for 5G mobile telecommunications services.

•

The insurance guarantees, which totaled 739 million euros, basically refer to guarantee financing by the TIM Group in applying legal provisions for contracts of Public Administrations and similar bodies.

In May 2018, as mentioned above, TIM issued a surety to the Prime Minister’s Office for 74.3 million euros to secure an appeal to the Lazio Administration Court for a provisional stay of the administrative fine levied on TIM following the preliminary investigation connected with the penalty proceeding initiated under Article 2 of Decree Law 21 of March 15, 2012 (the “Golden Power rule”) .

Main guarantees for loans at December 31, 2018

Issuer

Amount (millions of euros)(1)
SACE	368

BBVA - Banco Bilbao Vizcaya Argentaria	210

Cassa Depositi e Prestiti	158

Intesa Sanpaolo	115

Ing	105

Unicredit	105

Commerzbank	57

Banco Santander	52

Sumitomo Mitsui Banking	52

(1)

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	222

It is specified that:

•

the guarantee totaling 105 million euros of ING relating to the loan granted by the EIB for the TIM Broadband Research and Development Project, paid back upon maturity for 100 million euros, is still valid for 6 months following repayment, as set forth in the contract to protect against clawback risk, i.e. until March 30, 2019;

•

the guarantees amounting to 52 million euros of Santander, 52 million euros of Sumitomo and 105 million euros of SACE relating to the loan granted by the EIB for the TIM Broadband/B-C-D Research and Development Project, paid back upon maturity for 200 million euros, are still valid for 6 months following repayment, as set forth in the contract to protect against clawback risk, i.e. until April 12, 2019;

•

the guarantees amounting to 210 million euros of BBVA-Banco Bilbao Vizcaya Argentaria and 105 million euros of Unicredit relating to the loan granted by the EIB for the TIM Broadband Digital Divide/C-D Research and Development Project, paid back upon maturity for 300 million euros, are still valid for 6 months following repayment, as set forth in the contract to protect against clawback risk, i.e. until June 20, 2019.

There are also surety bonds on the telecommunication services in Brazil for 244 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular, now merged with TIM S.A., for a total equivalent amount of 267 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

TIM Group Consolidated Financial Statements	Note 23 Disputes and pending legal actions, other information, commitments and guarantees	223

NOTE 24

REVENUES

Revenues decreased by 888 million euros compared to 2017. The breakdown is as follows:

(millions of euros)	2018	2017
Equipment sales	1,538	1,560

Services	17,379	18,264

Revenues on construction contracts	23	4

Total	18,940	19,828

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 1,616 million euros (1,737 million euros in 2017), included in Costs of services.

Revenues from services in 2018 include revenues for voice and data services on fixed and mobile networks for retail customers for 10,920 million euros and for other wholesale operators for 3,063 million euros.

Please note that in 2018, in applying IFRS 15, the Parent recognized a significant financial component in the offerings contemplating a time extension between fulfillment of the performance obligation and collection by the customer (“installment sales”); as a result, it reduced related revenues for a total amount of about 60 million euros.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 25

OTHER OPERATING INCOME

Other operating income decreased by 182 million euros compared to 2017. The breakdown is as follows:

(millions of euros)	2018	2017
Late payment fees charged for telephone services	60	59

Recovery of employee benefit expenses, purchases and services rendered	27	22

Capital and operating grants	39	51

Damages, penalties and recoveries connected with litigation	29	40

Partnership agreements and other arrangements with suppliers	22	129

Estimate revisions and other adjustments	73	188

Other	91	34

Total	341	523

They include, inter alia:

•

contribution fees resulting from partnership and other agreements with leading counterparties, designed to develop the collaboration between the parties, in order to strengthen and stabilize industrial, commercial and real estate relations over time;

•

37 million euros connected to the Brazil Business Unit tax recovery following the favorable outcome of the tax dispute relative to the unconstitutional grounds of the law that entailed the inclusion of ICMS indirect tax in the base for calculating taxes on PIS and COFINS revenues.

TIM Group Consolidated Financial Statements	Note 24 Revenues	224

NOTE 26

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services decreased by 202 million euros compared to 2017. The breakdown is as follows:

(millions of euros)			2018	2017
Acquisition of raw materials and merchandise	(a	)	1,957	1,863

Costs of services:
Revenues due to other TLC operators			1,616	1,737

Costs for telecommunications network access services			171	217

Commissions, sales commissions and other selling expenses			1,158	1,109

Advertising and promotion expenses			236	277

Professional and consulting services			242	223

Utilities			417	467

Maintenance			221	240

Outsourcing costs for other services			465	513

Mailing and delivery expenses for telephone bills, directories and other materials to customers			84	96

Other service expenses			634	664

	(b	)	5,244	5,543

Lease and rental costs:
Rent and leases			607	645

TLC circuit lease rents			126	119

Other lease and rental costs			252	218

	(c	)	985	982

Total	(a+b+c	)	8,186	8,388

During 2018, in connection with the analyses and examinations preparatory for applying the new IFRS 16 standard, the TLC circuit rents, the rents for use of satellite systems – when considered costs of services – and the services component of the lease of real estate and Base Transceiver Stations were reclassified from “Lease and rental costs” to “Costs of services” in order to better represent the nature of these costs.

So that the data can be more easily compared, the reclassification was also made on the 2017 data (for a total amount of 279 million euros).

TIM Group Consolidated Financial Statements	Note 26 Acquisition of goods and services	225

NOTE 27

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,105 million euros, decreasing by 521 million euros on 2017, and consisted of the following:

(millions of euros)			2018	2017
Employee benefits expenses
Wages and salaries			1,994	2,056

Social security expenses			738	745

Other employee benefits			144	110

	(a	)	2,876	2,911

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			8	28

Corporate restructuring expenses			216	680

Other			5	7

	(c	)	229	715

Total	(a+b+c	)	3,105	3,626

Employee benefits expenses mainly related to the Domestic Business Unit for 2,781 million euros (3,266 million euros in 2017) and to the Brazil Business Unit for 317 million euros (353 million euros in 2017).

“Restructuring expenses” amounted to 216 million euros; Specifically, a plan was launched at the end of 2017 for executive and non-executive staff to adopt, among others, Article 4(1–7-ter) of Law 92 of June 28, 2012 the “Fornero Law”, (which provides for early retirement arrangements). During 2018, Plan take-up was greater than initially forecast, therefore estimates for staff leaving in 2019-2020 were revised, also taking into account the social security changes made by Decree Law 4 January 28, 2019. Expenses totaling 680 million euros were recognized in 2017.

The average salaried workforce, including personnel with temp work contracts, stood at 54,423 employees in 2018 (54,946 in 2017). A breakdown by category is as follows:

(number)	2018	2017
Executives	646	707

Middle Management	4,271	4,269

White collars	49,505	49,967

Blue collars	1	1

Employees on payroll	54,423	54,944

Employees with temp work contracts	—	2

Total average salaried workforce	54,423	54,946

Headcount in service at December 31, 2018, including personnel with temp work contracts, stood at 57,901 employees (59,429 at December 31, 2017), showing a decrease of 1,528 employees.

TIM Group Consolidated Financial Statements	Note 27 Employee benefits expenses	226

NOTE 28

OTHER OPERATING EXPENSES

Other operating expenses rose by 51 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)	2018	2017
Write-downs and expenses in connection with credit management	518	400

Provision charges	189	228

TLC operating fees and charges	286	356

Indirect duties and taxes	125	111

Penalties, settlement compensation and administrative fines	73	33

Association dues and fees, donations, scholarships and traineeships	12	15

Other	56	65

Total	1,259	1,208

of which, included in the supplementary disclosure on financial instruments	518	400

This item includes, inter alia, higher provision charges for bad debts (+10 million euros) compared to 2017, mainly attributable to difficulties and delays in the receipts of some South American and Mediterranean Basin operators.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 29

INTERNALLY GENERATED ASSETS

Internally generated assets decreased by 56 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)	2018	2017
Intangible assets with a finite useful life	248	272

Tangible assets owned	322	354

Total	570	626

Internally generated assets mainly include labor costs of dedicated technical staff for software development and the development of network solutions, applications and innovative services as well as work in connection with the design, construction and testing of network installations.

TIM Group Consolidated Financial Statements	Note 29 Internally generated assets	227

NOTE 30

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased by 218 million euros compared to 2017. The breakdown is as follows:

(millions of euros)			2018	2017
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,171	1,263

Concessions, licenses, trademarks and similar rights			422	396

Other intangible assets			6	134

	(a	)	1,599	1,793

Depreciation of tangible assets owned:
Buildings (civil and industrial)			36	39

Plant and equipment			2,229	2,286

Manufacturing and distribution equipment			14	16

Other			162	159

	(b	)	2,441	2,500

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			159	130

Plant and equipment			18	21

Other			38	29

	(c	)	215	180

Total	(a+b+c	)	4,255	4,473

Further details are provided in the Notes “Intangible assets with a finite useful life” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

TIM Group Consolidated Financial Statements	Note 30 Depreciation and amortization	228

NOTE 31

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Details are as follows:

(millions of euros)			2018	2017
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			13	15

Gains on the disposal of investments in subsidiaries			—	—

	(a	)	13	15

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			14	4

Losses on the disposal of investments in subsidiaries			—	—

	(b	)	14	4

Total	(a-b	)	(1)	11

In 2018 this item was negative for 1 million euros while in 2017 it was positive (11 million euros), connected with the ordinary asset renewal process.

TIM Group Consolidated Financial Statements	Note 31 Gains/(losses) on disposals of non-current assets	229

NOTE 32

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)		2018	2017
Reversals of impairment losses on non-current assets:

on intangible assets		4	—

on tangible assets		—	—

	(a)	4	—
Impairment losses on non-current assets:

on intangible assets		2,590	30

on tangible assets		—	7

	(b)	2,590	37
Total	(a-b)	(2,586)	(37)

Impairment losses for 2018 amounted to 2,590 million euros and mainly refer to the goodwill impairment loss attributable to the Core Domestic unit and International Wholesale.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment on at least an annual basis, when preparing the company’s consolidated financial statements. At September 30, 2018, with reference to the Core Domestic Cash-Generating Unit, internal and external events and circumstances had arisen that led the company to carry out impairment testing on the CGU, with a recognition of an Impairment loss relative to the Core Domestic Unit for an amount of 2,000 million euros.

In the 2018 Financial Statements, the annual impairment test resulted in an additional impairment loss of 450 million euros on the goodwill attributed to the Core Domestic Cash-Generating Unit – therefore the total impairment loss for the financial year 2018 amounted to 2,450 million euros – as well as an impairment loss of 140 million euros on the goodwill attributed to the International Wholesale Cash-Generating Unit.

With reference to the Brazil Cash Generating Units, the Impairment test exercise did not show any impairment losses to the Goodwill allocated to the said CGUs.

Reversals totaled 4 million euros following an update by the Parent of the assessment of some construction contracts subject to prior impairment.

A more detailed analysis is provided in the Note “Goodwill”.

Write-downs in 2017 totaled 37 million euros and were mainly represented by write-downs of intangible assets.

NOTE 33

OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2018	2017
Dividends from Other investments	11	1

Net income and gains on disposals of other investments	—	—

Loss and impairment losses on Other investments	—	(19)

Total	11	(18)

of which, included in the supplementary disclosure on financial instruments	11	1

In 2018, this item showed a positive figure of 11 million euros and mainly included the dividends paid to TIM S.p.A. by the company Emittenti Titoli.

In 2017, this item amounted to an expense of 18 million euros and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., the liquidation of which was completed that year.

TIM Group Consolidated Financial Statements	Note 33 Other income (expenses) from investments	230

NOTE 34

FINANCE INCOME AND EXPENSES

Finance income (expenses) showed a net expense of 1,348 million euros (expense of 1,495 million euros in 2017) and comprises:

(millions of euros)	2018	2017
Finance income	1,056	1,808

Finance expenses	(2,404)	(3,303)

Net finance income/(expenses)	(1,348)	(1,495)

The items break down as follows:

(millions of euros)			2018	2017
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			(1,012)	(1,100)

Interest expenses to banks			(72)	(113)

Interest expenses to others			(204)	(250)

			(1,288)	(1,463)

Commissions			(70)	(91)

Miscellaneous finance expenses (*)			(232)	(256)

			(302)	(347)

Interest income and other finance income:
Interest income			52	129

Income from financial receivables, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Current assets			11	14

Miscellaneous finance income (*)			61	26

			124	169

Total net finance interest/(expenses)	(a	)	(1,466)	(1,641)

Other components of financial income and expense:
Net exchange gains and losses			(1)	23

Net result from derivatives			114	132

Net fair value adjustments to fair value hedging derivatives and underlyings			(3)	8

Net fair value adjustments to non-hedging derivatives			8	(17)

Total other components of financial income and expense	(b	)	118	146

Total net financial income (expenses)	(a+b	)	(1,348)	(1,495)

of which, included in the supplementary disclosure on net financial instruments			(1,161)	(1,306)

(*)	of which IFRS 9 impact:

(millions of euros)	2018	2017
Income from negative adjustment of IFRS 9 impairment reserve on financial assets measured through FVTOCI	2	—

Expenses from positive adjustment of IFRS 9 impairment reserve on financial assets measured through FVTOCI	(12)	—

Reversal of IFRS 9 impairment reserve on financial assets measured through FVTOCI	4	—

Impairment losses on financial assets other than investments	—	—

TIM Group Consolidated Financial Statements	Note 34 Finance income and expenses	231

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2018	2017
Exchange gains			265	782

Exchange losses			(266)	(759)

Net exchange gains and losses			(1)	23

Income from fair value hedge derivatives			41	66

Charges from fair value hedge derivatives			—	—

Net result from fair value hedge derivatives	(a	)	41	66

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			524	568

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(446)	(489)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	78	79

Income from non-hedging derivatives			4	9

Charges from non-hedging derivatives			(9)	(22)

Net result from non-hedging derivatives	(c	)	(5)	(13)

Net result from derivatives	(a+b+c	)	114	132

Positive fair value adjustments to fair value hedge derivatives			50	—

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(53)	—

Net fair value adjustments	(d	)	(3)	—

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			—	95

Negative fair value adjustments to fair value hedge derivatives			—	(87)

Net fair value adjustments	(e	)	—	8

Net fair value adjustments to fair value hedging derivatives and underlyings	(d+e	)	(3)	8

Positive fair value to non-hedging derivatives	(f	)	48	119

Negative fair value adjustments to non-hedging derivatives	(g	)	(40)	(136)

Net fair value adjustments to non-hedging derivatives	(f+g	)	8	(17)

TIM Group Consolidated Financial Statements	Note 34 Finance income and expenses	232

NOTE 35

PROFIT (LOSS) FOR THE YEAR

Profit for the year fell by 2,439 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)	2018	2017
Profit (loss) for the year	(1,152)	1,287

Attributable to:
Owners of the Parent:

Profit (loss) from continuing operations	(1,411)	1,121

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—

Profit (loss) for the year attributable to Owners of the Parent	(1,411)	1,121

Non-controlling interests:
Profit (loss) from continuing operations	259	166

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—

Profit (loss) for the year attributable to Non-controlling interests	259	166

TIM Group Consolidated Financial Statements	Note 35 Profit (loss) for the year	233

NOTE 36

EARNINGS PER SHARE

			2018	2017
Basic earnings per share
Profit (loss) for the year attributable to Owners of the Parent			(1,411)	1,121

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			—	(66)

	(millions of euros	)	(1,411)	1,055

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share – Ordinary shares	(euros	)	(0.07)	0.05

Plus: additional dividends per savings share			—	0.01

Basic earnings per share – Savings shares	(euros	)	(0.07)	0.06

Basic earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			(1,411)	1,121

Less: additional dividends for the savings shares			—	(66)

	(millions of euros	)	(1,411)	1,055

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from continuing operations – Ordinary shares	(euros	)	(0.07)	0.05

Plus: additional dividends per savings share			—	0.01

Basic earnings per share from continuing operations – Savings shares	(euros	)	(0.07)	0.06

Basic earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	—

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—

			2018	2017
Average number of ordinary shares			15,039,368,195	15,039,368,195

Average number of savings shares			6,027,791,699	6,027,791,699

Total			21,067,159,894	21,067,159,894

TIM Group Consolidated Financial Statements	Note 36 Earnings per share	234

			2018	2017
Diluted earnings per share
Profit (loss) for the year attributable to Owners of the Parent			(1,411)	1,121

Dilution effect of stock option plans and convertible bonds (*)			40	32

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			—	(66)

	(millions of euros	)	(1,371)	1,087

Average number of ordinary and savings shares	(millions	)	22,167	22,167

Diluted earnings per share – Ordinary shares	(euros	)	(0.06)	0.05

Plus: additional dividends per savings share			—	0.01

Diluted earnings per share – Savings shares	(euros	)	(0.06)	0.06

Diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			(1,411)	1,121

Dilution effect of stock option plans and convertible bonds (*)			40	32

Less: additional dividends for the savings shares			—	(66)

	(millions of euros	)	(1,371)	1,087

Average number of ordinary and savings shares	(millions	)	22,167	22,167

Diluted earnings per share from continuing operations – Ordinary shares	(euros	)	(0.06)	0.05

Plus: additional dividends per savings share			—	0.01

Diluted earnings per share from continuing operations – Savings shares	(euros	)	(0.06)	0.06

Diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	—

Dilution effect of stock option plans and convertible bonds			—	—

Average number of ordinary and savings shares	(millions	)	22,167	22,167

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—

			2018	2017
Average number of ordinary shares (*)			16,139,213,020	16,139,681,521

Average number of savings shares			6,027,791,699	6,027,791,699

Total			22,167,004,719	22,167,473,220

(*)

The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the year attributable to Owners of the Parent and the “Profit (loss) from continuing operations attributable to Owners of the Parent” were also adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+40 million euros in 2018; +32 million euros in 2017).

TIM Group Consolidated Financial Statements	Note 36 Earnings per share	235

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on the issuance of the convertible bond by TIM S.p.A. in March 2015, the authorizations to increase the share capital in place at December 31, 2018, and the options and rights granted under equity compensation plans, still outstanding at December 31, 2018:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Capital increases already approved (ordinary shares)
2014-2016 Stock Option Plan	133,042 343,069 893,617 13,497,406	73 189 492 7,423	80 158 393 5,264	1.15 1.01 0.99 0.94

Stock Options	14,867,134	8,177	5,895

2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,177

(*) The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

TIM Group	Note 36	236
Consolidated Financial Statements	Earnings per share

NOTE 37

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Other Operations

TIM Group	Note 37	237
Consolidated Financial Statements	Segment reporting

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Third-party revenues	14,998	15,328	3,942	4,500	—	—	—	—	18,940	19,828

Intragroup revenues	33	26	1	2	—	—	(34)	(28)	—	—

Revenues by operating segment	15,031	15,354	3,943	4,502	—	—	(34)	(28)	18,940	19,828

Other operating income	273	471	69	52	—	—	(1)	—	341	523

Total operating revenues and other income	15,304	15,825	4,012	4,554	—	—	(35)	(28)	19,281	20,351

Acquisition of goods and services	(6,360)	(6,235)	(1,846)	(2,168)	(7)	(4)	27	19	(8,186)	(8,388)

Employee benefits expenses	(2,781)	(3,266)	(317)	(353)	(6)	(7)	(1)	—	(3,105)	(3,626)

of which: accruals to employee severance indemnities	(1)	(6)	—	—	—	—	—	—	(1)	(6)

Other operating expenses	(763)	(704)	(491)	(500)	(6)	(5)	1	1	(1,259)	(1,208)

of which: write-downs and expenses in connection with credit management and provision charges	(501)	(468)	(208)	(160)	—	—	1	—	(708)	(628)

Change in inventories	88	41	14	(6)	—	—	—	—	102	35

Internally generated assets	467	510	95	108	—	—	8	8	570	626

EBITDA	5,955	6,171	1,467	1,635	(19)	(16)	—	—	7,403	7,790

Depreciation and amortization	(3,340)	(3,360)	(915)	(1,114)	—	—	—	1	(4,255)	(4,473)

Gains/(losses) on disposals of non-current assets	(13)	(2)	12	14	—	—	—	(1)	(1)	11

Impairment reversals (losses) on non-current assets	(2,586)	(37)	—	—	—	—	—	—	(2,586)	(37)

EBIT	16	2,772	564	535	(19)	(16)	—	—	561	3,291

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(1)	—	—	—	—	—	—	(1)	(1)

Other income (expenses) from investments									11	(18)

Finance income									1,056	1,808

Finance expenses									(2,404)	(3,303)

Profit (loss) before tax from continuing operations									(777)	1,777

Income tax expense									(375)	(490)

Profit (loss) from continuing operations									(1,152)	1,287

Profit (loss) from Discontinued operations/Non-current assets held for sale									—	—

Profit (loss) for the year									(1,152)	1,287

Attributable to:
Owners of the Parent									(1,411)	1,121

Non-controlling interests									259	166

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Revenues from equipment sales—third party	1,358	1,350	180	210	—	—	—	—	1,538	1,560

Revenues from equipment sales—intragroup	—	—	—	1	—	—	—	(1)	—	—

Total revenues from equipment sales	1,358	1,350	180	211	—	—	—	(1)	1,538	1,560

Revenues from services—third party	13,617	13,974	3,762	4,290	—	—	—	—	17,379	18,264

Revenues from services—intragroup	33	26	1	1	—	—	(34)	(27)	—	—

Total revenues from services	13,650	14,000	3,763	4,291	—	—	(34)	(27)	17,379	18,264

Revenues on construction contracts—third party	23	4	—	—	—	—	—	—	23	4

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	23	4	—	—	—	—	—	—	23	4

Total third-party revenues	14,998	15,328	3,942	4,500	—	—	—	—	18,940	19,828

Total intragroup revenues	33	26	1	2	—	—	(34)	(28)	—	—

Total revenues by operating segment	15,031	15,354	3,943	4,502	—	—	(34)	(28)	18,940	19,828

TIM Group	Note 37	238
Consolidated Financial Statements	Segment reporting

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Purchase of intangible assets	3,385	1,763	262	529	—	—	—	—	3,647	2,292

Purchase of tangible assets	2,194	2,842	637	635	—	—	—	—	2,831	3,477

Total purchase of intangible and tangible assets	5,579	4,605	899	1,164	—	—	—	—	6,478	5,769

of which: capital expenditures	5,518	4,551	890	1,150	—	—	—	—	6,408	5,701

of which: increase in finance leasing contracts	61	54	9	14	—	—	—	—	70	68

Headcount by Operating Segment

	Domestic		Brazil		Other Operations		Consolidated Total
(number)	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Headcount	48,200	49,851	9,658	9,508	43	70	57,901	59,429

Assets and liabilities by Operating Segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Non-current operating assets	48,056	48,850	6,037	6,769	3	3	(1)	1	54,095	55,623

Current operating assets	4,233	4,363	874	898	5	(2)	(17)	(10)	5,095	5,249

Total operating assets	52,289	53,213	6,911	7,667	8	1	(18)	(9)	59,190	60,872

Investments accounted for using the equity method	16	17	—	—	—	—	—	—	16	17

Discontinued operations/Non-current assets held for sale									—	—

Unallocated assets									6,413	7,894

Total Assets									65,619	68,783

Total operating liabilities	10,732	9,829	1,885	1,855	48	58	(69)	(26)	12,596	11,716

Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—

Unallocated liabilities									31,276	33,284

Equity									21,747	23,783

Total Equity and Liabilities									65,619	68,783

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			2018	2017	2018	2017	12/31/ 2018	12/31/ 2017
Italy	(a	)	14,711	15,015	13,839	14,064	47,795	48,591

Outside Italy	(b	)	4,229	4,813	5,101	5,764	6,300	7,032

Total	(a+b	)	18,940	19,828	18,940	19,828	54,095	55,623

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

TIM Group	Note 37	239
Consolidated Financial Statements	Segment reporting

NOTE 38

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Furthermore, on June 25, 2018, the Board of Directors of TIM approved amendments to the internal procedure governing transactions with related parties, and updated the relative related-party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM. The procedure was lastly updated by the Board of Directors with some improvements on July 24, 2018.

Related-party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were carried out in accordance with the internal procedure that contains the rules aimed at ensure the transparency and fairness of related party transactions, in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

The effects of the related party transactions on the Group separate consolidated income statement line items for 2018 and 2017 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	18,940	2	3			5	0.0

Acquisition of goods and services	8,186	5	157			162	2.0

Employee benefits expenses	3,105			78	14	92	3.0

Finance income	1,056		8			8	0.8

Finance expenses	2,404	3	6			9	0.4

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/ a)
Revenues	19,828	3	115			118	0.6

Other operating income	523	4	4			8	1.5

Acquisition of goods and services	8,388	22	170			192	2.3

Employee benefits expenses	3,626		1	74	37	112	3.1

Finance income	1,808		45			45	2.5

Finance expenses	3,303	11	38			49	1.5

(*)

Vivendi group and Companies belonging to the group that it belongs to; other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 22 of the Consolidated Law on Finance.

TIM Group	Note 38	240
Consolidated Financial Statements	Related party transactions and direction and coordination activity

The effects of the related party transactions on the Group separate consolidated statement of financial position line items for 2018 and 2017 are as follows:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 12/31/2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(1,594)

Current financial assets	(3,383)

Non-current financial liabilities	25,059

Current financial liabilities	5,913

Total net financial debt	25,995

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	4,706	3	19		22	0.5

Miscellaneous payables and other non-current liabilities	3,297		1		1	0.0

Trade and miscellaneous payables and other current liabilities	6,901	3	46	24	73	1.1

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 12/31/2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/ a)
Net financial debt
Non-current financial assets	(1,768)

Securities other than investments (current assets)	(993)		(15)		(15)	1.5

Financial receivables and other current financial assets	(437)		(38)		(38)	8.7

Cash and cash equivalents	(3,575)

Current financial assets	(5,005)		(53)		(53)	1.1

Non-current financial liabilities	28,108		100		100	0.4

Current financial liabilities	4,756		163		163	3.4

Total net financial debt	26,091		210		210	0.8

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	4,959	3	33		36	0.7

Trade and miscellaneous payables and other current liabilities	7,520	3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	241
direction and coordination activity

The effects of the related party transactions on the significant Group consolidated statements of cash flows line items for 2018 and 2017 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2018

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	6,478	3			3	0.0

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2017

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	5,769	135			135	2.3

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	242
direction and coordination activity

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

Italtel S.p.A. was recapitalized in 2017. The TIM Group did not participate, leading to the disposal of the equity interests it held. The recapitalization concluded on December 14, 2017, as of which date the Italtel group was no longer a related party of the TIM Group.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	TYPE OF CONTRACT
Revenues
Asscom S.r.l.	1	1	Insurance brokerage.
Italtel group		1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	1	Fixed and mobile voice services, equipment, data network connections and outsourcing.
Total revenues	2	3
Other operating income		4	Contributions governed by partnership agreements and penalties with respect to the Italtel group.
Acquisition of goods and services
Italtel group		17	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service.

W.A.Y. S.r.l.	4	4	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement.
Other minor companies	1	1
Total acquisition of goods and services	5	22
Finance expenses	3	11	Write-down of the financial receivable due from Alfiere.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and direction and coordination activity	243

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	TYPE OF CONTRACT
Net financial debt
Trade and miscellaneous receivables
Alfiere S.p.A.	1	1	Contracts for project management, administration, corporate and compliance services, and sundry chargebacks.
W.A.Y. S.r.l.	1	1	Supply of fixed-line and mobile telephony.
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	3	3
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	1	1	Supply and certification of SIM-cards, software systems.
W.A.Y. S.r.l.	1	1	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement.
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	3	3

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2018	2017	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group		132	Purchases of telecommunications equipment.
Movenda S.p.A.	2	2	Information technology services and licenses for Mobile Connect Cardlets.
Other minor companies	1	1
Total purchase of intangible and tangible assets on an accrual basis	3	135

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2017 (11 million euros) was used to cover losses for 3 million euros and was subsequently increased by 3 million euros during 2018. The remaining amount, of 11 million euros, was fully written down.

At December 31, 2018, TIM S.p.A. had issued guarantees in favor of Alfiere S.p.A. for 1 million euros.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	244
direction and coordination activity

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

Details are provided below of the transactions with:

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of TIM S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2018;

•	Former Telco company and related companies through Directors whose term of office ended on May 4, 2018.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	TYPE OF CONTRACT
Revenues
Other Directors or through	1		Fixed-line and mobile voice services and devices.
Mediobanca group	1	4	Telephone services, sale of equipment, data network services and Internet accesses.
Other minor companies	1	1
Former Telco Companies		110	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Total revenues	3	115
Other operating income		4	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Acquisition of goods and services
Other Directors or through	2		Amounts recognized for telephone services to be paid back.
Havas Group	146	91	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group		1	Credit recovery activities.
Vivendi group	9	9	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Former Telco Companies		69	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Total acquisition of goods and services	157	170
Employee benefits expenses		1	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Finance income
Mediobanca group	8	15	Bank accounts, deposits and hedging derivatives.
Former Telco Companies		30	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Total finance income	8	45
Finance expenses
Mediobanca group	6	15	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Former Telco Companies		23	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2017.
Total finance expenses	6	38

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	245
direction and coordination activity

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	TYPE OF CONTRACT
Net financial debt
Securities other than investments (current assets)		15	Bonds issued by Mediobanca.
Financial receivables and other current financial assets		38	Hedging derivatives, loans, financing and finance leases made with Mediobanca.
Non-current financial liabilities		100	Hedging derivatives, loans, financing and finance leases made with Mediobanca.
Current financial liabilities		163	Hedging derivatives and loans made with Mediobanca.

(millions of euros)	12/31/2018	12/31/2017	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables
Other Directors or through	1	3	Fixed-line and mobile voice services and devices.
Havas Group	17	29	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Vivendi group	1		TIM Show 2018 service and TV series rights.
Other minor companies		1
Total trade and miscellaneous receivables and other current assets	19	33
Miscellaneous payables and other non-current liabilities	1		Deferred income for IRU sale to the Vivendi group.
Total trade and miscellaneous payables and other current liabilities
Havas Group	44	30	Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group		1	Credit recovery activities.
Vivendi group	2	2	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Total trade and miscellaneous payables and other current liabilities	46	33

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	246
direction and coordination activity

TRANSACTIONS WITH PENSION FUNDS

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	8	10

Telemaco	66	67

Other pension funds	4	(3)

Total employee benefits expenses	78	74

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	3	3

Telemaco	21	21

Total trade and miscellaneous payables and other current liabilities	24	24

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	247
direction and coordination activity

REMUNERATION TO KEY MANAGERS

In 2018, the total remuneration recorded on an accrual basis by TIM or by Group subsidiaries in respect of key managers amounted to 14.0 million euros (37.0 million euros in 2017). The figure breaks down as follows:

(millions of euros)	2018		2017
Short-term remuneration	6.8	(1)	10.4	(4)

Long-term remuneration	0.6		0.1	(5)

Employment termination benefit incentives	5.6	(2)	25.5

Share-based payments (*)	1.0	(3)	1.0	(6)

	14.0		37.0

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (Long Term Incentive 2018 and Plans of the subsidiaries).
(1)	of which 1.1 million euros recorded by the subsidiaries;
(2)	of which 2.4 million euros recorded by the subsidiaries;
(3)	of which 0.2 million euros recorded by the subsidiaries;
(4)	of which 1.6 million euros recorded by the subsidiaries;
(5)	of which 0.1 million euros recorded by the subsidiaries;
(6)	of which 1.0 million euros recorded by the subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. In 2018, this item did not include the effects of the reversal of accruals related to the 2017 costs that came to 1.25 million euros.

Employment termination benefit incentives for 2017 related to the amount awarded as a settlement to Flavio Cattaneo and did not include the reversal, totaling 10.7 million euros, of the accruals made in 2016 for the Special Award.

In 2018, contributions to defined contribution plans (Assida and Fontedir) paid by TIM S.p.A. or subsidiaries of the Group in favor of Key Managers totaled 119,000 euros (97,000 euros in 2017).

TIM Group	Note 38	248
Consolidated Financial Statements	Related party transactions and direction and coordination activity

In 2018, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Deputy Executive Chairman of TIM S.p.A.
Fulvio Conti	(3)	Executive Chairman of TIM S.p.A.
Amos Genish	(4)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(5)	General Manager of TIM S.p.A.
Luigi Gubitosi	(6)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(6)	General Manager of TIM S.p.A.
Managers:
Stefano De Angelis	(7)	Diretor Presidente Tim Participações S.A.
Sami Foguel	(8)
Stefano Azzi	(9)	Head of Consumer & Small Enterprise
	(18)	Chief Consumer Office
Stefano Ciurli	(9)	Head of Wholesale
Giovanni Ferigo	(9)	Head of Technology
Lorenzo Forina	(9)	Head of Business & Top Clients
	(18)	Chief Business & Top Clients Office
Mario Di Mauro	(10)	Strategy, Innovation & Customer Experience
Riccardo Meloni	(11)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(9)	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(12)	Head of Legal, Regulatory and Tax
Piergiorgio Peluso		Head of Administration, Finance and Control
Elisabetta Romano	(13)	Chief Technology Office
Pietro Scott Iovane	(14)	Chief Commercial Office
Michel Sibony	(15)	Head of the Procurement Unit & Real Estate
Anna Spinelli	(16)
Stefano Siragusa	(17)	Chief Wholesale Infrastructures Network and Systems Office

(1)	to April 24, 2018;
(2)	to March 22, 2018;
(3)	from November 13, 2018 to November 17, 2018;
(4)	to April 24, 2018 and from May 7 to November 13, 2018;
(5)	to November 14, 2018;
(6)	from November 18, 2018;
(7)	to July 22, 2018;
(8)	from July 23, 2018;
(9)	to March 5, 2018;
(10)	from March 6, 2018; with organization communication dated January 7, 2019, the structure was renamed: Innovation and Customer Experience;
(11)	from March 16, 2018;
(12)	with organization communication dated January 7, 2019, the structure was renamed: Legal & Tax;
(13)	from July 1, 2018;
(14)	from April 19, 2018 to September 11, 2018;
(15)	to May 16, 2018;
(16)	from September 1, 2018;
(17)	from March 12, 2018;
(18)	from September 24, 2018.

TIM Group	Note 38	249
Consolidated Financial Statements	Related party transactions and direction and coordination activity

NOTE 39

EQUITY COMPENSATION PLANS

Equity compensation plans in place at December 31, 2018 are used for retention purposes and to offer long-term incentives to Group managers and personnel.

A summary is provided below of the plans in place at December 31, 2018.

DESCRIPTION OF STOCK OPTION PLANS

TIM S.p.A. 2014-2016 Stock Option Plan

The objective of the 2014–2016 Stock Option Plan, introduced following its approval by the Board of Directors of the Company on June 26, 2014, was to encourage management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of company shares. It was aimed at the then Chief Executive Officer, Top Management (including Key Officers) and select TIM Group managers.

Please refer to the Financial Statements at December 31, 2017 for a description of the plan.

The three-year exercise period (March 24, 2017 - March 24, 2020) commenced following the approval of the financial statements for 2016 by the Board of Directors on March 23, 2017.

Based on final data approved, the number of exercisable options is 20% of the total options assigned to targets.

The exercise price was set, by the Board of Directors meeting that initiated the plan at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below is the situation at December 31, 2018:

•	133,042 shares at a unit price of 1.15 euros;

•	343,069 shares at a unit price of 1.01 euros;

•	893,617 shares at a unit price of 0.99 euros;

•	13,497,406 shares at a unit price of 0.94 euros.

Tim Participações S.A. Stock Option Plan

•	2011-2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

•	absolute performance: increase in value of the Tim Participações S.A.’s shares;

•	relative performance: performance of the price of Tim Participações S.A.’s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2013 and performance is recorded in July of each year.

The vesting period is 3 years (33% the first year, 66% the second year and the balance in the third year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

•	2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

The exercise period expired in August 2017. As such, the plan is now closed.

TIM Group	Note 39	250
Consolidated Financial Statements	Equity compensation plans

•	2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

The exercise period expired in September 2018; the 194,756 pending options were canceled and so the plan was closed.

•	2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

As at December 31, 2018 all pending options were vested, and 543,583 options were still valid.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

•	Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

At the end of December 2018, 531,972 options were still valid.

•	Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

In 2018, 656,268 options were exercised and 291,949 expired due to terminations. The first wave exercised was valued at 8.7341 reais, up 3.33% based on the position in the ranking of benchmarked companies.

In the second wave, options were exercised at a price of 8.4625 reais, thanks to the improvement in the above ranking.

In the last wave, options were exercised at a price of 7.6074 reais, with a 10% discount based on the position in the ranking of benchmarked Companies.

At the end of December 2018, 292,523 options were still valid.

•	2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares.

In December 2018, 510,884 options were exercised at a price of 7.6928 reais, due to the 5% readjustment of the price as a result of being ranked first in the list of benchmarked companies. At the same time, 1,277,878 options expired due to terminations.

The first wave exercised was valued at 7.6928 reais, discounted 5% based on the position in the ranking of benchmarked companies.

In the second wave, options were exercised at a price of 7.2879 reais, with a 10% discount based on the position in the ranking of benchmarked Companies.

At the end of December 2018, 895,522 options were still valid.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS

TIM S.p.A. - 2018-2020 Long Term Incentive Plan

On April 24, 2018, the Shareholders’ Meeting of Telecom Italia S.p.A. (“TIM”, the “Company” or the “Issuer”), approved a Long Term Incentive Plan 2018 (the “Plan”).

The objective of the Plan is to create incentives for Beneficiaries upon achievement of Group corporate objectives set out in the industrial plan, bringing the interests of management holding organizational positions that are crucial to the company business into line with the interests of TIM owners in terms of growth in value of the Share over the medium to long term.

The Plan envisages two grants: a first grant reserved to the Chief Executive Officer, serviced by a maximum of 30,000,000 shares; a second grant for a select number of Group management (serviced by a maximum of 55,000,000 shares).

It provides for a three-year vesting period (2018–2020) and the bonus allocation of ordinary shares of the company Telecom Italia subject to the achievement of the performance conditions stated below, as assessed by the Board of Directors when approving the TM Group consolidated financial statements at December 31, 2020:

TIM Group	Note 39	251
Consolidated Financial Statements	Equity compensation plans

•

Stock performance (70% weighting): Performance of the ordinary share of Telecom Italia compared to the average performance of a basket of Peers made up of the following peers: Deutsche Telekom AG, Vodafone Group PLC, Telefonica SA, Orange SA, BT Group PLC, Telenor ASA, Swisscom AG, Telia Co AB, Koninklijke KPN NV, Proximus SADP, Elisa OYJ;

•

Equity Free Cash Flow (30% weighting): Parameter tied to the generation of cash cumulated over the three-year period. This indicator, considered net cash flow before the dividend and the investment in frequencies, pursuant to the 2018-2020 industrial plan, is measured as follows:

(+)	adjusted EBITDA, i.e. reported EBITDA adjusted for any non-recurring line items;	8
(-)	capital expenditures (capex; not including the investment in frequencies);
(+/-)	changes in adjusted net working capital (reported adjusted for any non-recurring items), including the changes in the operating provisions;
(-)	total finance expenses;
(-)	taxes

This amount is the Free Cash Flow available for paying dividends, debt repayment, the impact of IAS 17 (finance lease) and the investment in frequencies, and does not include the financial impact of investment acquisition and/or disposal transactions (M&A).

Following assignment, all shares will be subject to the lock-up clause for two years.

The operating terms and conditions of the Plan are set forth in the Plan Rules, approved by the Board of Directors on July 24, 2018, which resolved its start-up.

TIM S.p.A. - Special Award 2016 – 2019

For the description of the Special Award 2016-2019, launched in 2016, see the Consolidated financial statements at December 31, 2017.

At December 31, 2018 the Key Managers, identified in 2017 as beneficiaries in relation to the 1.5% share of the 2016 over-performance, were granted a total amount of 1 million euros (of which 0.8 million euros consisted of 1,025,640 TIM S.p.A. ordinary shares and the remainder in cash). The payment is scheduled for after the approval of the Financial Statements for the year 2019.

TIM Participações S.A. – 2018-2020 Plan

On April 19, 2018, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. The plan aims to remunerate participants with shares issued by the company, subject to specific temporal and/or performance conditions (upon reaching specific targets). The 2018-2020 Plan does not cover criteria for setting the purchase or exercise price because the shares are granted at market value.

The vesting period is 3 years (a third per year) and the company does not have the legal obligation to repurchase or liquidate the shares in cash or in any other form. The portion of shares linked to performance (70%) is granted 1/3 each year, if the performance target is achieved; the remaining portion of shares (30%) is granted 3 years after allocation.

The plan allows for the shares to be transferred and also allows for payment to be made in the equivalent cash value.

•	Year 2018

On April 20, 2018, the grantees were granted the right to obtain a total of 849,932 shares. As at December 31, 2018, the first vesting period has not yet finished. However, 383,418 shares were canceled due to the participants leaving the company. At the end of December 2018, 466,514 shares were still valid.

INWIT S.p.A. - Long Term Incentive 2018-2020

The INWIT S.p.A. Shareholders’ Meeting approved the Long Term Incentive Plan 2018 – 2020 (the “Plan”) on April 13, 2018 and authorized the Board of Directors to purchase and make available Company shares in one or more times and for an eighteen-month period starting from the date of the shareholders’ meeting resolution. These shares serve to establish the aforementioned share incentive plan. The purchases will concern a maximum number of 400,000 ordinary shares of the Company, representing about 0.07% of the INWIT share capital.

The objective of the Plan is to create incentives for Beneficiaries upon achievement of Company strategic objectives set out in the industrial plan communicated to the market, bringing the interests of management holding organizational positions that are crucial to the company business into line with the interests of INWIT owners in terms of growth in value of the share over the medium to long term.

TIM Group	Note 39	252
Consolidated Financial Statements	Equity compensation plans

The Plan provides for a three-year vesting period (2018–2020) and the bonus allocation of shares subject to the achievement of two performance conditions, as assessed by the Board of Directors when approving the Company financial statements at December 31, 2020:

–	Total Shareholder Return regarding INWIT ( 60% weighting). The parameter measures INWIT’s TSR position in the Italian and foreign TowerCo TSR (“peer group”) rankings;

–

cumulative Recurring Free Cash Flow over the period 2018-2020 (40% weighting). This indicates the cash flow generated by operational management after investments to maintain infrastructures and after finance expenses. On the other hand, development investments are not included.

The operating terms and conditions of the Plan are set forth in the Plan Rules, approved by the Board of Directors during its meeting on July 23, 2018.

Start-up of the Plan was resolved by the Board of Directors on November 6, 2018.

Purchase of 222,118 treasury shares through Mediobanca - Banca di Credito Finanziario S.p.A., representing 0.037% of the share capital implemented by INWIT for funding the service of the 2018-2020 Long Term Incentive Plan, was finalized on November 15, 2018.

The shares are deposited on a securities account held by Inwit S.p.A. at Intesa Sanpaolo S.p.A..

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

Parameters used to determine fair value – Tim S.p.A. LTI 2018-2020 Plan

Plans/Parameters	Exercise price (euros)	Nominal value (euros) (1)	Volatility (2)	Period	Expected dividends (euros)	Risk-free interest rate (3)
LTI 2018 – 2020 Plan – equity component	—	0.63	n.a.	3 years	—	-0.552% at 3 years

LTI 2018 – 2020 Plan – equity component (New CEO)	—	0.51	n.a.	2 years	—	-0.594% at 2 years

(1)

Arithmetic mean of the official prices of the Shares recognized starting from the stock market trading day prior to that of assignment until the thirtieth previous ordinary calendar day (both included) on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., calculated using only the days to which the prices taken as the basis of calculation refer as the divisor, cut off at the second decimal.

(2)

Based on the performance objectives of the plan, the TIM share volatility values were considered and, if necessary, also those of the securities of the major companies of the telecommunications sector (“peer basket”).

(3)

The risk-free interest rate refers to the rate of government securities of the Federal Republic of Germany (market benchmark for transactions in euros) with due date consistent with the period of reference at the valuation date.

Parameters used for the assignments of Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Nominal value (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84		51.73%	6 years	—	11.94% per annum

Stock option plan 2012	8.96		50.46%	6 years	—	8.89% per annum

Stock option plan 2013	8.13		48.45%	6 years	—	10.66% per annum

Stock option plan 2014	13.42		44.6%	6 years	—	10.66% per annum

Stock option plan 2015	8.45		35.5%	6 years	—	16.10% per annum

Stock option plan 2016	8.10		36.70%	6 years	—	11.73% per annum

2018-2020 Plan	—	14.41	—	3 years	—	NA

TIM Group	Note 39	253
Consolidated Financial Statements	Equity compensation plans

Parameters used to determine the fair value – INWIT S.p.A.

Plans/Parameters	Exercise price (euros)	Nominal value(1) (euros)	Volatility	Period	Expected dividends (euros)	Interest rate
INWIT LTI 2018-2020	—	6.208	n.a.	3 years	0.19	-0.1% annual

(1)

Arithmetic mean of the official prices of the INWIT S.p.A. ordinary shares recognized on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A. over the 30 calendar days prior to the date of the Board of Directors meeting held November 6, 2018 (October 6, 2018 - November 5, 2018).

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value (except for the 2018 Plan of TIM Participações) which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value (except for the 2018 Plan of TIM Participações).

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the TIM Group at December 31, 2018.

TIM Group	Note 39	254
Consolidated Financial Statements	Equity compensation plans

NOTE 40

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of 2018 non-recurring events and transactions on the equity, profit, net financial debt and cash flows of the TIM Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the year are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(a	)	21,747	(1,152)	25,995	(1,552)

Revenues - adjustments from previous years			(62)	(62)	—	—

Other income - Effect of Brazil BU tax recovery			24	24	—	—

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			(11)	(11)	14	(14)

Employee benefits expenses - Expenses related to restructuring and rationalization			(166)	(166)	206	(206)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(119)	(119)	39	(39)

Goodwill impairment loss attributed to Core Domestic CGU and International Wholesale CGU			(2,590)	(2,590)	—	—

Other finance income			30	30	—	—

Miscellaneous finance expenses			(26)	(26)	—	—

Total non-recurring effects	(b	)	(2,920)	(2,920)	259	(259)

Figurative amount – financial statements	(a-b	)	24,667	1,768	25,736	(1,293)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

TIM Group	Note 40	255
Consolidated Financial Statements	Significant non-recurring events and transactions

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2018	2017
Revenues:
Adjustments of revenues from previous years	(62)	—

Other income:
Effect of Brazil BU tax recovery	37	—

Acquisition of goods and services, Change in inventories:
Advisory and professional services and other costs	(15)	(10)

Employee benefits expenses:
Restructuring and rationalization expenses and other costs	(233)	(697)

Other operating expenses:
Sundry expenses and provisions	(135)	(176)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(408)	(883)

Impairment reversals (losses) on non-current assets:
Goodwill impairment loss attributed to Core Domestic CGU and International Wholesale CGU	(2,590)	—

Impairment losses on intangible assets	—	(30)

Impact on EBIT – Operating profit (loss)	(2,998)	(913)

Finance income:
Other finance income	45	—

Finance expenses:
Miscellaneous finance expenses	(38)	(26)

Impact on profit (loss) before tax from continuing operations	(2,991)	(939)

Effect on income taxes on non-recurring items	71	262

Tax expenses for Sparkle tax dispute	—	(37)

Impact on Profit (loss) for the year	(2,920)	(714)

TIM Group	Note 40	256
Consolidated Financial Statements	Significant non-recurring events and transactions

NOTE 41

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2018 the TIM Group did not pursue any atypical and/or unusual transactions, as defined by that Communication.

NOTE 42

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS (*)

		Year-end exchange rates		Average exchange rates for the year
		(statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2018	12/31/2017	2018	2017
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	25.72400	25.53500	25.64653	26.32656

CHF	Swiss franc	1.12690	1.17020	1.15517	1.11171

TRY	Turkish lira	6.05880	4.54640	5.69649	4.12109

GBP	Pound sterling	0.89453	0.88723	0.88474	0.87640

RON	Romanian leu	4.66350	4.65850	4.65399	4.56884

RUB	Russian ruble	79.71500	69.39200	74.03808	65.90160

North America
USD	U.S. dollar	1.14500	1.19930	1.18121	1.12946

Latin America
VEF	Venezuelan bolivar - Fuerte	n.a.	16.19055	n.a.	15.18018

VES	Venezuelan bolivar - Soberano	729.80267	n.a.	(**) 139.15438	n.a.

BOB	Bolivian Bolíviano	7.91200	8.28720	8.16218	7.80453

PEN	Peruvian nuevo sol	3.86300	3.88540	3.87979	3.68247

ARS	Argentine peso	43.15930	22.93100	32.85850	18.73314

CLP	Chilean peso	794.37000	737.29000	756.93992	732.28973

COP	Colombian peso	3,721.81000	3,580.19000	3,488.43046	3,334.88410

BRL	Brazilian real	4.43664	3.96728	4.30628	3.60584

Other countries
ILS	Israeli shekel	4.29720	4.16350	4.24360	4.06091

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.
(**)	On August 20, 2018 the Venezuelan Central Bank introduced a new currency (Bolivar Soberano, VES) to replace the previous currency (Bolivar Fuerte, VEF).

The average 2018 exchange rate therefore relates to the period from August 20 to December 31, 2018.

TIM Group	Note 42	257
Consolidated Financial Statements	Other information

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2018	2017
Research and development costs expensed during the year	44	43

Capitalized development costs	1,168	1,949

Total research and development costs (expensed and capitalized)	1,212	1,992

The decrease in 2018 is mainly connected to the completion of the engineering, expansion and development of next generation networks, i.e. LTE and NGAN, which have not reached maturity on the part of the Parent.

In the 2018 separate consolidated income statements, a total of 820 million euros of amortization expense was recorded for development costs, capitalized during the year and in prior years.

Research and development activities carried out by the TIM Group are described in detail in the Report on Operations (“Research and Development” section).

C) OPERATING LEASES

In accordance with IAS 17, the Group also considers as non-cancelable those operating leases that can only be canceled upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional significant contractual penalty that renders early termination of the contract unreasonable.

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2018, the amount of lease installments receivable was as follows:

(millions of euros)	12/31/2018	12/31/2017
Within 1 year	89	124

From 2 to 5 years after the end of the reporting period	244	238

Beyond 5 years after the end of the reporting period	134	98

Total	467	460

Expense related

The TIM Group has entered into non-cancelable operating leases on properties, rental agreements for IT products, equipment and devices and hosting contracts on sites owned by third parties.

The measurement perimeter shown excludes – in addition to leases already classified as finance leases (mainly real estate leases and leases on equipment and vehicles) whose Asset and Liability value is recognized in the financial statements – also for the variable and accessory components of these leases (e.g. underlying land of leased buildings), as well as leases considered cancelable, as defined above.

At December 31, 2018 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2018	12/31/2017
Within 1 year	153	177

From 2 to 5 years after the end of the reporting period	307	298

Beyond 5 years after the end of the reporting period	35	60

Total	495	535

It should also be noted that, in addition to the above, the IFRS 16 accounting standard - Leases (applied from January 1, 2019) includes subscription charges relating to operating leases outstanding at December 31, 2018 relating to cancelable passive real estate contracts or lease periods classified as cancelable (for example, subsequent lease renewals).

TIM Group	Note 42	258
Consolidated Financial Statements	Other information

For further details on the application of the new IFRS 16 accounting standard, see the Note “Accounting Policies”.

D) PUBLIC FUNDS

Italian Law 124/2017 requires that information on subsidies, contributions, paid assignments and economic benefits of any kind received from Italian public administrations be provided. In relation to this, funds received by the TIM Group are shown in the following table:

Distributing entity	intervention segment	2018 collections (millions of euros)
Fondimpresa	training	5

Fondirigenti	training	1

Infratel	construction of Ultrabroadband infrastructure	106

Ministry of Economic Development	construction of mobile network infrastructure	1

	technological innovation projects	1

MIUR	research and energy efficiency projects	1

Autonomous Province of Trento	Eschooling project	1

Total		116

E) DIRECTORS’ AND STATUTORY AUDITORS’ REMUNERATION

Total remuneration due for 2018 to the directors and statutory auditors of TIM S.p.A. for the performance of these functions at the Parent and in other consolidated companies totaled 3.2 million euros for directors and 0.5 million euros for statutory auditors. In reference to the compensation to which the Directors are entitled, it should be noted that the amount was calculated by considering only compensation for corporate offices (in primis those under Article 2389, paragraphs 1 and 3 of the Italian Civil Code), thus excluding amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

TIM Group	Note 42	259
Consolidated Financial Statements	Other information

F) SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The table below shows the total fees payable to PwC S.p.A. and the other entities of the PwC network for auditing the 2018 financial statements, as well as the fees pertaining to 2018 for other audit/checking services and other non-audit services provided to TIM Group companies by PwC S.p.A. and other entities of the PwC network. The out-of-pocket expenses incurred for these services in 2018 are also shown.

	PwC S.p.A.			Other entities of the PwC network
(euros)	TIM S.p.A.	Subsidiaries	TIM Group	TIM S.p.A.	Subsidiaries	TIM Group	Total PwC network
Audit services	2,843,447	1,419,268	4,262,715	15,500	1,760,762	1,776,262	6,038,977

Verification services with issue of certification	65,000	6,500	71,500		17,558	17,558	89,058

Attestation of compliance of the Consolidated Non-Financial Statement	83,281	59,036	142,317				142,317

Other services:
agreed procedures on regulatory accounting areas	30,000		30,000		30,188	30,188	60,188

due diligence on companies targeted for sale or acquisition				185,091		185,091	185,091

Other	110,000		110,000	37,500		37,500	147,500

Total 2018 fees due for audit and other services to the PwC network	3,131,728	1,484,804	4,616,532	238,091	1,808,508	2,046,599	6,663,131

Out-of-pocket expenses							497,244

Total							7,160,375

TIM Group	Note 42	260
Consolidated Financial Statements	Other information

NOTE 43

EVENTS SUBSEQUENT TO DECEMBER 31, 2018

TIM: BOND ISSUE AT 5 YEARS AND 3 MONTHS FOR 1 BILLION 250 MILLION EUROS

On January 8, TIM S.p.A. successfully concluded the launch of a fixed-rate bond issue for 1 billion 250 million euros intended for institutional investors, financing itself below its average cost of debt.

The yield of the issue, equal to 4.125%, is lower than the Group’s average cost of debt, which was about 4.4% at the end of September 2018.

The issue is part of the maturing debt optimization and refunding process.

Issuer: Telecom Italia S.p.A.

Amount: 1 billion 250 million euros

Settlement date: January 11, 2019

Maturity: April 11, 2024

Coupon: 4.000%

Issue price: 99.436%

Repayment price: 100.000%

Actual yield upon maturity, 4.125%, corresponds to a yield of 387.6 basis points above the reference rate (mid swap).

The securities were issued as part of the Group 20 billion-euro EMTN program and will be listed on the Luxembourg Stock Exchange.

VODAFONE ITALIA AND TELECOM ITALIA INTEND TO BEGIN A NEW PARTNERSHIP FOR MOBILE NETWORK SHARING

Vodafone Italia (“Vodafone”) and the Telecom Italia Group (“TIM”) intend to begin a partnership to share the active component of the 5G network, assess the possibility of sharing active devices on the 4G network and expand the current passive sharing agreement; the partnership will allow for more rapid 5G development, across a wider geographical area and at a lower cost.

The two companies:

•	intend to cooperate to adapt their fiber transmission networks for mobile backhauling;

•	intend to assess merging the respective passive infrastructures into a single entity, for a total of 22,000 towers in Italy;

•	have signed a Memorandum of Understanding and have agreed to begin exclusive negotiations on the overall project.

On February 21, 2019 Vodafone and TIM announced that they had signed a non-binding Memorandum of Understanding in relation to a potential partnership to share the active network and expand the current passive infrastructure sharing agreement.

The Parties are also assessing the feasibility and contents of a possible merger agreement for their respective transmission towers in Italy into a single entity.

To allow assessment of these initiatives, Vodafone and TIM have agreed a period of negotiation exclusivity.

In relation to the project to share the active network, Vodafone and TIM intend to sign an agreement that would allow joint development of the 5G infrastructure. This project will allow for more rapid 5G development, across a wider geographical area and at a lower cost. Vodafone and TIM will assess the technical and commercial feasibility of jointly installing their active 5G equipment across the country, including in some large cities where each company may wish to maintain strategic flexibility and ensure its ability to respond to the needs of its customers.

Vodafone and TIM also intend to assess the possibility of also sharing active equipment on the existing 4G networks, in support of 5G network active sharing; this could also generate further efficiencies. In addition, Vodafone and TIM intend to adapt their respective mobile transmission networks, through the use of higher capacity fiber-optic cables (“Fiber-to-the-Site” or “backhauling”). This would allow customers to take advantage of the new 5G features, such as higher speed and lower latency, and would generate greater economies of scale for the companies.

Vodafone and TIM also intend to extend their current passive infrastructure network agreement, moving from the current 10,000 sites (about 45% of the two companies’ total tower numbers) to national coverage, with the aim of accelerating and strengthening 5G technology development and of using the network infrastructure more efficiently, in both urban and rural areas.

TIM Group	Note 43	261
Consolidated Financial Statements	Events subsequent to December 31, 2018

In relation to the potential combination, Vodafone and TIM have agreed to assess a potential transaction to allow them to consolidate approximately 22,000 telecommunication towers in Italy, merging into a single entity the passive network infrastructures of Vodafone with those of Infrastrutture Wireless Italiane (“Inwit”), a listed company 60% owned by TIM. The combination would be structured to create value for all the parties involved. The companies intend to assess the opportunity, where possible, to move active network equipment currently hosted on third-party towers to the new company over time. The expanded tower infrastructure would allow the continued pursuit of the objective to increase other operator hosting, generating further efficiencies.

The potential combination would be structured to give Vodafone and TIM the same equity investment and equal governance rights in Inwit, as well to ensure the parties do not have to launch a public tender offer on Inwit shares.

As a whole, the initiative aims to promote sector competition and facilitate an open environment for 5G development.

All the projects described are covered, in their essential terms, in a non-binding Memorandum of Understanding and their implementation is conditional on the signing of binding agreements between the parties, as well as the necessary antitrust clearance.

Vodafone and TIM aim to conclude one or more of the Initiatives during 2019.

TIM Group	Note 43	262
Consolidated Financial Statements	Events subsequent to December 31, 2018

NOTE 44

LIST OF COMPANIES OF THE TIM GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different from the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TIM S.p.A.	MILAN (ITALY)	EUR	11,677,002,855

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TIM S.p.A

ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.

CD FIBER S.r.l. (design, construction, maintenance and management of network infrastructure services and high-speed electronic communication systems)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

FLASH FIBER S.r.l. (development, implementation, maintenance and supply of the fiber network in Italy)	MILAN (ITALY)	EUR	30,000	80.0000		TIM S.p.A.

H.R. SERVICES S.r.l. (personnel training and services)	L’AQUILA (ITALY)	EUR	500,000	100.0000		TIM S.p.A.

INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	60.0333 0.0370	60.0556	TIM S.p.A. INFRASTRUTTURE WIRELESS ITALIANE S.p.A.

MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.

NOVERCA S.r.l. (development and provision of services in the TLC and multimedia sector in Italy and abroad)	ROME (ITALY)	EUR	10,000	100.0000		TIM S.p.A.

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TIM S.p.A.

OLIVETTI SCUOLA DIGITALE S.r.l. (former ALFABOOK S.r.l.) (on-line sale of digital texts; sales of hardware products)	TURIN (ITALY)	EUR	100,000	100.0000		OLIVETTI S.p.A.

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TIM S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TIM S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TIM S.p.A.

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other operations related to non-classified IT services)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TIM S.p.A.

TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TIM S.p.A.

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TIM S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

TIM Group	Note 44	263
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TIM S.p.A.

TI SPARKLE AMERICAS Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AUSTRIA GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA S.r.l. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	71,563,866	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL TELECOMUNICAÇÕES Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	69,337,363	99.9999 0.0001		TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD (telecommunications)	SOFIA (BULGARIA)	BGN	100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE CHILE S.p.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE COLOMBIA Ltda (managed bandwidth services)	BOGOTA’ (COLOMBIA)	COP	5,246,906,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GERMANY Gmbh (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GREECE S.A. (telecommunications)	ATHENS (GREECE)	EUR	368,760	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PERU’ S.A. (managed bandwidth services)	LIMA (PERU)	PEN	57,101,788	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ROMANIA S.r.l. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE RUSSIA LLC (telecommunications services)	MOSCOW (RUSSIA)	RUB	8,520,000	99.0000 1.0000		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE SINGAPORE Pte.Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE NORTH AMERICA, Inc.

TI SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE SPAIN TELECOMMUNICATIONS S.L. (telecommunications services)	MADRID (SPAIN)	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ST. CROIX LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIM Group	Note 44	264
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TI SPARKLE SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI (telecommunications services)	YENISBONA ISTANBUL (TURKEY)	TRY	65,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE UK Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE VENEZUELA C.A. (managed bandwidth services)	CARACAS (VENEZUELA)	VES	10	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TIM S.p.A.

TIMVISION S.r.l. (production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A.

TN FIBER S.r.l. (design, construction, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TIM S.p.A.

BRAZIL BU
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	99.9999 0.0001		TELECOM ITALIA FINANCE S.A. TIM S.p.A.

TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0324	66.6035	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

TIM S.A. (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	13,476,171,765	100.0000		TIM PARTICIPAÇÕES S.A.

OTHER OPERATIONS
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURENBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd. (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TIM S.p.A.

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	1,818,691,979	100.0000		TIM S.p.A.

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA Ltda (telecommunications and promotional services)	SÃO PAULO (BRAZIL)	BRL	118,925,803	100.0000		TIM S.p.A.

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TIM S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (fund and securities investments)	MILAN (ITALY)	EUR	18,600,000	100.0000		TIM S.p.A.

TIM Group	Note 44	265
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000		TIM S.p.A.

AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	32.6200		TIM S.p.A.

ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000		TIM S.p.A.

CLOUDESIRE.COM S.r.l. (design, implementation and marketing of a marketplace platform for the sale of software-as-a-service applications)	PISA (ITALY)	EUR	11,671	(**)		TELECOM ITALIA VENTURES S.r.l.

CONSORZIO ANTENNA COLBUCCARO Società Consortile a r.l. (installation, management and maintenance of metal pylons complete with workstations for device recovery)	ASCOLI PICENO (ITALY)	EUR	121,000	20.0000		PERSIDERA S.p.A.

CONSORZIO ANTENNA MONTE CONERO Società Consortile a r.l. (multimedia services)	SIROLO (ANCONA) (ITALY)	EUR	51,100	22.2211		PERSIDERA S.p.A.

CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000		TIM S.p.A.

ECO4CLOUD S.r.l. (development, production and sale of innovative products or services with high technological value)	RENDE (COSENZA) (ITALY)	EUR	19,532	(**)		TELECOM ITALIA VENTURES S.r.l.

KOPJRA S.r.l. (development, production and sale of innovative products or services with high technological value)	SCHIO (VICENZA) (ITALY)	EUR	16,207	22.8491		TELECOM ITALIA VENTURES S.r.l.

MOVENDA S.p.A. (design, construction and diffusion of Internet sites, products and computer media)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TIM S.p.A.

OILPROJECT S.r.l. (research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	MILAN (ITALY)	EUR	13,556	(**)		TELECOM ITALIA VENTURES S.r.l.

PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	181	(**)		TELECOM ITALIA VENTURES S.r.l.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	47.8019		TIM S.p.A.

TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TIM S.p.A.

W.A.Y. S.r.l. (development and sale of geolocation products and systems for security and logistics)	TURIN (ITALY)	EUR	136,383	39.9999		OLIVETTI S.p.A.

WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA (FOGGIA) (ITALY)	EUR	22,233	(**)		TELECOM ITALIA VENTURES S.r.l.

(*)	Joint Venture.
(**)	Associate over which TIM S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

TIM Group	Note 44	266
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OTHER SIGNIFICANT EQUITY INVESTMENTS PURSUANT TO CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999 AS AMENDED
CONSORZIO ANTENNA TOLENTINO S.c.a.r.l. (installation, management and maintenance of pylons complete with workstations for device recovery)	RECANATI (MACERATA) (ITALY)	EUR	86,000	16.6674		PERSIDERA S.p.A.

CONSORZIO EMITTENTI RADIOTELEVISIVE (broadcasting activities)	BOLOGNA (ITALY)	EUR	119,309	18.6600		PERSIDERA S.p.A.

CONSORZIO HEALTH INNOVATION HUB (in liquidation) (development of the market for systems and services for the social welfare and healthcare sector)	TRENTO (ITALY)	EUR	48,000	12.5000		TIM S.p.A.

DAHLIA TV S.p.A. (in liquidation) (pay-per-view services)	ROME (ITALY)	EUR	11,318,833	10.0786		TIM S.p.A.

FIN.PRIV. S.r.l. (financial company)	MILAN (ITALY)	EUR	20,000	14.2900		TIM S.p.A.

IGOON S.r.l. (carpooling scheme to share unused seating capacity in cars in real time through a mobile App	NAPLES (ITALY)	EUR	16,498	14.2805		TELECOM ITALIA VENTURES S.r.l.

INNAAS S.r.l. (design, development and sale of high-tech software and hardware)	ROME (ITALY)	EUR	108,700	15.2539		TELECOM ITALIA VENTURES S.r.l.

ITALBIZ.COM Inc. (Internet services)	DELAWARE (UNITED STATES OF AMERICA)	USD	4,721	19.5000		TIM S.p.A.

MIX S.r.l. (Internet service provider)	MILAN (ITALY)	EUR	1,000,000	11.0937		TIM S.p.A.

TIM Group	Note 44	267
Consolidated Financial Statements	List of companies of the TIM Group

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF THE CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

1.

We, the undersigned, Luigi Gubitosi, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2018 fiscal year.

2.

TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3.	The undersigned also certify that:

3.1	the Consolidated Financial Statements at December 31, 2018:

a)

are prepared in compliance with the international accounting standards adopted by the European Union pursuant to Regulation (EC) 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and regulatory provisions in force in Italy, including, in particular, the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2

the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of their exposure to the main risks and uncertainties. The Report on Operations also contains a reliable analysis of information concerning significant related party transactions.

February 21, 2019

Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports

(signed) Luigi Gubitosi	(signed) Piergiorgio Peluso

TIM Group	Certification of the consolidated financial statements	268
Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

Independent auditor’s report in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

To the shareholders of TIM SpA

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of TIM Group (the “Group”), which comprise the statement of financial position as of 31 December 2018, the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2018, and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISA Italia).

Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of this report. We are independent of TIM SpA (the Company) pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Key audit matters	Audit procedures performed

Impairment test on goodwill

Note 4 of the consolidated financial statements “Goodwill”

The goodwill as of 31 December 2018 is Euro 26,769 million, referable to Core Domestic cash generating unit (“CGU”) for Euro 25,627 million, to Brazil’s CGU for Euro 870 million, and to International Wholesale’s CGU for Euro 272 million. The goodwill represents approximately 41% of total assets, therefore it is a significant line item of the financial statements.

During the preparation of the financial statements as at 30 September 2018 directors identified some circumstances, both external (financial market and interest rates trend) and internal (negative deviations in comparison with the business plan and market capitalization lower than equity value), requiring the execution of an impairment test for the Core Domestic CGU which has led to an impairment loss of Euro 2,000 million.

In accordance with internal procedure and International Accounting Standard 36, TIM Group, with the support of external experts, performed the annual impairment test as at 31 December 2018 for all the CGUs identified.

As at 31 December 2018, based on the impairment test performed, a further impairment loss of Euro 450 million for Core Domestic CGU and a new impairment loss of Euro 140 million for the International Wholesale CGU have been accounted. The total impairment loss accounted in 2018 for Core Domestic CGU is equal to Euro 2.450 million.

The impairment test involved the usage of complex estimates for the definition of Core Domestic CGU’s value in use and International Wholesale CGU’s fair value, for instance those related to 2019-2021 business plan’s cash flows and related projections for 2022-2023 (including the expected cash flows from the 5G technology), discount rates and the growth rate used to estimate the terminal value beyond the business plan projections.

This was an area of particular audit focus because of the goodwill materiality, TIM’s market capitalization lower than consolidated net equity’s value, and the complexity of the assumptions used to determine the recoverable amounts of Core Domestic and International Wholesale CGUs.

The audit procedures performed included the analysis of the consistency between the impairment test procedures approved by the Board of Directors, the requirements of International Accounting Standard 36 ‘Impairment of Assets’ and the impairment test procedure effectively in place. Additionally, we verified the design and operation of the key controls in place performed by management to address identified risks.

Moreover, we have considered the information included in the board of statutory auditors’ report to shareholders related to fiscal year 2018, with reference to comments made on forecast preparation process at 30 June 2018 and to the related response prepared by management.

We verified the consistency between the identified CGUs and IAS 36’s requirements, and the fact that the impairment test has been performed considering the current conditions of CGUs.

We analyzed key assumptions utilized to determine the net present value of the prospective cash flows for the impairment tests performed during 2018 and we verified the reasonableness of the valuation method used for the fair value determination of International Wholesale CGU. These activities have been performed through discussions held with TIM’s senior management and their external valuation and industrial experts, comparing main assumptions and parameters utilized (expected cash flows, discount rate, growth rate, enterprise value/ebitda ratio) with market benchmarks, indications provided by external experts and with corresponding assumptions and parameters used in the context of the impairment tests performed.

Additionally with reference to the impairment test performed as at 31 December 2018, we evaluated the consistency between the expected cash flows used for the impairment test and the ones included in the 2019-2021 business plan approved by the Board of Directors and we verified the accuracy of the underlying calculation. These activities have been integrated with the review of management’s sensitivity analyses performed on risk factors identified, and on some parameters used in the impairment test.

Lastly, we verified the adequacy of the financial disclosure based on international financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of the impairment test process, disclosure of the main assumptions, quantitative results of the impairment test and sensitivity analysis.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Revenue recognition

Note 24 of the consolidated financial statements “Revenues”

TIM Group’s 2018 revenues are Euro 18,940 million, mostly referable to telecommunications services rendered to retail and wholesale customers.

Revenues recognition required particular audit focus due to: i) introduction of new international accounting standard IFRS 15 adopted by TIM Group since 1 January 2018, that determined significant changes in revenue recognition, the adoption of new processes and the implementation of new application systems and new controls, ii) complex accounting process due to the significant number of commercial offers, underlying operating systems and related reconciliation processes, iii) recognition process’ manual phases with specific reference to the revenue for services rendered to large corporate clients.

Our audit procedures included an understanding of the processes underlying the revenue recognition integrated with an understanding of the design and operation of the controls in place to address the risks identified, including new controls implemented for the adoption of the new accounting standard IFRS 15.

Audit procedures also included testing of the application systems supporting the relevant accounting processes. We have also verified:

•  for main commercial offers the consistency between the accounting criteria adopted and IFRS 15’s requirements, where adoption determined significant impacts in the methods of measurement and recognition of revenues for some commercial offers;

•  on a sample basis, some revenue transaction related to invoices issued or to be issued, in order to confirm the consistency between the accounting, the contractual terms, the invoices and the supporting evidence for the service rendered and/or for the goods transferred;

•  the reconciliation between operating and accounting data for the most significant financial statements accounts referred to relationships with customers.

Moreover, we sent the confirmation letters to some customers in order to confirm some transactions selected on a sample basis.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Litigation in Italy

Note 23 of the consolidated financial statements “Disputes and pending legal proceeding, other information, commitments and guarantees”

TIM Group is involved in several regulatory and commercial legal disputes, some of which are characterized by significant requests.

In relation to regulatory disputes we highlight the so called A428’s “follow-on” disputes, originated by the reimbursement requests made by certain telecommunications operators based on the fine imposed in prior years by the Italian Competition Authority (AGCM) to TIM due to an alleged abuse of dominant position, as well as the disputes with the Italian Telecommunications Market Authority (AGCOM) and AGCM connected to TIM’s behaviors related to 28 days “invoicing period” and Infratel tenders.

In relation to commercial disputes, we highlight an ongoing dispute, related to a contract signed in prior years with a media player for the bundled service offerings of TV content.

At the end of fiscal year 2018, management, with the support of external legal counsels, updated their risk assessment related to the aforementioned disputes.

Management’s assessment of risks related to these proceedings has been an area of focus in the context of our audit activities. This is due to the fact that these management’s estimates are complex also considering the regulatory framework and the competitive environment.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s senior management aimed to gain an understanding of the liabilities’ estimates process, the defensive strategy and actions activated based on the claims received.

In addition, we have analyzed legal opinions provided by TIM’s external legal counsels supporting management’s risk assessment, as well as the confirmations received by them in response to our confirmation letters aimed to obtain updates on disputes status.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of claims for damages and overall disputes progress.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

“28 days” invoicing period

Note 23 of the consolidated financial statements “Disputes and pending legal proceeding, other information, commitments and guarantees”

During 2017, TIM and other telecommunication fixed services operators were recipients of the resolution n. 121/2017 issued by the Authority for Communications Guarantees (AGCOM) which was related to the application of an invoicing period of 28 days instead of monthly, applied by TIM and other operators since the second quarter of 2017.

Due to the non-compliance of the operators to the above mentioned resolution, the Authority issued further resolutions (499/2017 of 21 December 2017, and 112/2018 of 14 March 2018 and 269/2018 of 6 June 2018) by which it fined TIM for a total amount of Euro 2.9 million, with the additional request to reimburse the customers for the service days not utilized because of the 28 days billing period.

TIM has appealed the resolutions before the TAR (Regional Administrative Court) of Lazio, requesting the suspension of the same. On 21 November 2018, TAR rejected TIM’s appeal requesting to reimburse the customers for the service days not utilized within 31 December 2018. TIM has appealed against TAR’s ruling before the Consiglio di Stato; on 20 December 2018, the appeal has been approved by suspending the reimbursement obligation, pending the publication of the 21 November 2018 TAR decision’s grounds of the judgement, which is expected by 31 March 2019.

For the financial statements as at 31 December 2018, management supported by its external legal counsel, did not consider probable the risk to incur in a material liability related to this dispute, and therefore no provision has been recorded. In relation to this dispute, management assesses as highly complex the estimation of the reimbursement, due to the complexity of the identification of the client base impacted, the amount to be reimbursed, and the arrangements for reimbursement.

This dispute has been an area of focus in the context of our audit activities because of the significant uncertainty of the possible reimbursement and the level of judgement applied by management to evaluate the relative risk.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s legal department management. We have also analyzed the opinion provided by external legal counsel who supports management in the evaluation of the risk. Furthermore, we have evaluated the competencies of the external legal counsels engaged by management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of Authority’s claims and overall dispute progress.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Tax disputes in Brazil

Note 23 of the consolidated financial statements “Disputes and pending legal proceeding, other information, commitments and guarantees”

The Brazilian subsidiaries within the TIM Group are involved in several disputes with local tax authorities. As of 31 December 2018, the highest total contingent liability associable with these disputes is equal to Euro 3,786 million (Euro 3,662 as of 31 December 2017). At the same date a provision has been recorded for the risks considered probable, for a total amount of Euro 61 million (Euro 45 million as of 31 December 2017).

The assessment of the risk related to these disputes required a specific attention during our audit because of the significance of the potential liability and the level of judgement applied by management to evaluate the relative risk.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We have requested and obtained information regarding the status of the disputes from TIM’s external legal counsels engaged by the Group’s Brazilian subsidiaries to assess the associated risks.

For certain disputes, together with PwC network tax specialists, we have analyzed the opinions of management’s legal consultants and the subsequent events referred to prior years’ estimates in order to evaluate the reasonableness of the conclusions and the respective defensive strategy.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on tax authority’s requests and the overall dispute progress.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Personnel reduction plan

Note 19 and 27 of the consolidated financial statements, “Employee benefits” and “Employee benefits expenses”

As part of the 2018-2020 business plan, TIM’s management planned to simplify and develop the organizational structure of the company as well as the processes’ transformation and digitalization. Following this decision, as at 31 December 2017, management accrued in the statement of financial position a provision for an amount of Euro 758 million.

In 2018, considering the adhesions higher than initially expected and changes in the legislative framework, management revised the estimates and update the provision, through an accrual of Euro 208 million. The total provision as at 31 December 2018 is equal to Euro 706 million.

The assessment of the liability originated by the workforce reduction plan has been an area of specific focus during our audit activities, because it represents a complex management’s estimate also considering the magnitude of the event.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We reviewed critically with TIM’s management the update of the liability estimation process and discussed the main assumptions.

In particular, in the context of the aforementioned activities, we verified the reasonableness of the assumptions utilized within management’s estimate update as well as the mathematical accuracy of the calculations performed.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Disclosure on the expected IFRS 16’s adoption effects.

Note 2 of the consolidated financial statements “Accounting policies”

On 1 January 2019, the new international accounting standard IFRS 16 “Leases”, related to accounting of lease contracts, became effective.

From the lessee perspective, the new standard prescribes, except for some limited exemptions, the recognition of the acquired right of use in the non-current assets and a corresponding liability for an amount equal to the present value of the future lease payments.

In accordance with the standard, TIM Group included in the explanatory notes the estimation of the adoption effects as at 31 December 2018, representing the opening balances at 1 January 2019, with the recognition of non-current assets and financial liabilities for an amount between Euro 3.4 and 3.9 billion.

The estimate of IFRS 16 adoption effects represented a key audit matter, due to the significance of the expected impacts, to their incidence on TIM Group’s future statement of financial positions and income statements and to the level of professional judgement required to assess the reasonableness of the accounting policies and assumptions used by Group in the new standard’s adoption process.

We assessed the reasonableness of the accounting policies and assumptions adopted by management in the context of the new standard’s adoption and impacts calculation processes.

Moreover we verified:

•  the scope of IFRS 16 contracts populations’ completeness ;

•  on a sample basis, the correspondence between the information used for the calculation of the effects and the relative evidencing documents;

•  on a sample basis, the mathematical accuracy of the calculations.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

RESPONSIBILITIES OF THE DIRECTORS AND THE BOARD OF STATUTORY AUDITORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and, in the terms prescribed by law, for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The directors are responsible for assessing the Group’s ability to continue as a going concern and, in preparing the consolidated financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the consolidated financial statements, the directors use the going concern basis of accounting unless they either intend to liquidate TIM SpA or to cease operations, or have no realistic alternative but to do so.

The board of statutory auditors is responsible for overseeing, in the terms prescribed by law, the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of our audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised professional judgement and maintained professional scepticism throughout the audit. Furthermore:

•

We identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•

We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors;

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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•

We concluded on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•

We evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

We obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion on the consolidated financial statements.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

ADDITIONAL DISCLOSURES REQUIRED BY ARTICLE 10 OF REGULATION (EU) NO 537/2014

On 29 April 2010, the shareholders of TIM SpA engaged us to perform the statutory audit of the Company’s and the consolidated financial statements for the years ending 31 December 2010 to 31 December 2018.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Company in conducting the statutory audit.

We confirm that the opinion on the consolidated financial statements expressed in this report is consistent with the additional report to those charged with governance, in their capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

Report on compliance with other laws and regulations

Opinion in accordance with Article 14, paragraph 2, letter e), of Legislative Decree No. 39/10 and Article 123-bis, paragraph 4, of Legislative Decree No. 58/98

The directors of TIM SpA are responsible for preparing a report on operations and a report on the corporate governance and ownership structure of the TIM Group as of 31 December 2018, including their consistency with the relevant consolidated financial statements and their compliance with the law.

We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the consolidated financial statements of the TIM Group as of 31 December 2018 and on their compliance with the law, as well as to issue a statement on material misstatements, if any.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure mentioned above are consistent with the consolidated financial statements of TIM SpA as of 31 December 2018 and are prepared in compliance with the law.

With reference to the statement referred to in article 14, paragraph 2, letter e), of Legislative Decree No. 39/10, issued on the basis of our knowledge and understanding of the Company and its environment obtained in the course of the audit, we have nothing to report.

Statement in accordance with article 4 of Consob’s Regulation implementing Legislative Decree No. 254 of 30 December 2016

The directors of TIM SpA are responsible for the preparation of the non-financial statement pursuant to Legislative Decree No. 254 of 30 December 2016. We have verified that the directors approved the non-financial statement.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Pursuant to article 3, paragraph 10, of Legislative Decree No. 254 of 30 December 2016, the non-financial statement is the subject of a separate report issued by ourselves.

Milan, 8 March 2019

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

CONTENTS

TIM S.p.A. SEPARATE FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL POSITION

Assets

(euros)			note	12/31/2018	of which related parties	12/31/2017	of which related parties
Non-current assets
Intangible assets
Goodwill			3)	24,340,444,756		27,026,739,756

Intangible assets with a finite useful life			4)	6,339,060,237		4,249,481,054

				30,679,504,993		31,276,220,810

Tangible assets			5)
Property, plant and equipment owned				10,781,945,585		10,870,124,683

Assets held under finance leases				1,693,641,336		2,072,071,136

				12,475,586,921		12,942,195,819

Other non-current assets
Investments			6)	7,821,303,331		7,746,965,610

Non-current financial assets			7)	1,641,935,658	473,285,000	1,611,096,232	261,979,000

Miscellaneous receivables and other non-current assets			8)	1,704,270,021	129,414,000	1,752,517,802	99,636,000

Deferred tax assets			9)	882,254,309		901,533,582

				12,049,763,319		12,012,113,226

Total Non-current assets	(a	)		55,204,855,233		56,230,529,855

Current assets
Inventories			10)	261,461,628		177,829,906

Trade and miscellaneous receivables and other current assets			11)	3,850,731,081	441,891,000	3,933,867,466	366,681,000

Current income tax receivables			9)	166,154,717		364,747

Current financial assets
Securities other than investments, financial receivables and other current financial assets				792,809,245	231,348,000	1,072,460,071	545,160,000

Cash and cash equivalents				885,426,755	3,552,000	771,486,384	49,452,000

			7)	1,678,236,000		1,843,946,455

Total Current assets	(b	)		5,956,583,426		5,956,008,574

Total Assets	(a+b	)		61,161,438,659		62,186,538,429

TIM S.p.A. Separate Financial Statements	Statements of Financial Position	285

Equity and Liabilities

(euros)			note	12/31/2018	of which related parties	12/31/2017	of which related parties
Equity			12)
Share capital issued				11,677,002,855		11,677,002,855

less: Treasury shares				(20,719,608)		(20,719,608)

Share capital				11,656,283,247		11,656,283,247

Additional paid-in capital				2,094,207,410		2,094,207,410

Legal reserve				2,293,873,993		2,239,528,963

Other reserves
Revaluation reserve pursuant to Italian Law 413/91				—		—

Reserve for remeasurements of employee defined benefit plans (IAS 19)				(80,505,118)		(95,785,325)

Other				1,530,185,329		1,452,262,937

Total Other reserves				1,449,680,211		1,356,477,612

Retained earnings (accumulated losses), including profit (loss) for the year				644,160,192		2,722,924,592

Total Equity	(c	)		18,138,205,053		20,069,421,824

Non-current liabilities
Non-current financial liabilities			13)	24,777,022,517	5,245,192,000	28,467,909,721	7,223,678,000

Employee benefits			18)	1,502,454,739		1,661,059,434

Deferred tax liabilities			9)	2,856,579		1,912,538

Provisions			19)	579,249,461		594,846,716

Miscellaneous payables and other non-current liabilities			20)	3,006,870,953	135,487,000	1,289,913,754	81,924,000

Total Non-current liabilities	(d	)		29,868,454,249		32,015,642,163

Current liabilities
Current financial liabilities			13)	7,903,058,768	3,767,299,000	4,197,065,021	859,813,000

Trade and miscellaneous payables and other current liabilities			21)	5,237,699,768	378,003,000	5,849,881,175	328,227,000

Current income tax payables			9)	14,020,821		54,528,246

Total Current Liabilities	(e	)		13,154,779,357		10,101,474,442

Total Liabilities	(f=d+e	)		43,023,233,606		42,117,116,605

Total Equity and Liabilities	(c+f	)		61,161,438,659		62,186,538,429

TIM S.p.A. Separate Financial Statements	Statements of Financial Position	286

SEPARATE INCOME STATEMENTS

(euros)	note	Year 2018	of which related parties	Year 2017	of which related parties
Revenues	23)	13,901,473,076	494,056,000	14,098,652,300	476,936,000

Other income	24)	252,176,098	17,311,000	459,288,177	25,702,000

Total operating revenues and other income		14,153,649,174		14,557,940,477

Acquisition of goods and services	25)	(5,800,582,478)	(1,154,585,000)	(5,567,122,776)	(1,120,371,000)

Employee benefits expenses	26)	(2,541,086,946)	(79,419,000)	(3,034,256,137)	(106,344,000)

Other operating expenses	27)	(722,128,807)	(15,656,000)	(657,432,075)	(4,745,000)

Change in inventories	28)	83,631,721		44,916,750

Internally generated assets	29)	434,317,757		456,992,782

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,607,800,421		5,801,039,021

of which: impact of non-recurring items	37)	(404,121,000)		(876,497,000)

Depreciation and amortization	30)	(3,154,977,771)		(3,202,764,191)

Gains/(losses) on disposals of non-current assets	31)	(10,719,554)	917,000	(1,007,430)	670,000

Impairment reversals (losses) on non-current assets	32)	(2,682,635,959)		(29,587,678)

Operating profit (loss) (EBIT)		(240,532,863)		2,567,679,722

of which: impact of non-recurring items	37)	(3,090,416,000)		(906,497,000)

Income (expenses) from investments	33)	71,346,959	114,018,000	224,227,542	253,825,000

Finance income	34)	1,177,089,965	371,388,000	1,571,360,532	847,505,000

Finance expenses	34)	(2,427,443,856)	(866,677,000)	(2,964,584,706)	(776,934,000)

Profit (loss) before tax		(1,419,539,795)		1,398,683,090

of which: impact of non-recurring items	37)	(3,099,025,000)		(932,173,000)

Income tax expense	9)	(434,065,544)		(311,782,484)

Profit (loss) for the year		(1,853,605,339)		1,086,900,606

of which: impact of non-recurring items	37)	(3,023,469,000)		(671,172,000)

TIM S.p.A. Separate Financial Statements	Separate Income Statements	287

STATEMENTS OF COMPREHENSIVE INCOME

Note 12

(euros)			Year 2018	Year 2017
Profit (loss) for the year	(a	)	(1,853,605,339)	1,086,900,606

Other components of the Statements of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Income Statements
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(4,455,936)	—

Income tax effect			52,075	—

	(b	)	(4,403,861)	—

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			20,105,536	9,003,437

Income tax effect			(4,825,329)	(2,160,825)

	(c	)	15,280,207	6,842,612

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Income Statements	(e=b+c+d	)	10,876,346	6,842,612

Other components that subsequently will be reclassified in the Separate Income Statements
Financial assets measured at fair value through other comprehensive income(*):
Profit (loss) from fair value adjustments			11,497,530	(33,360,969)

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			(3,151,768)	8,833,754

	(f	)	8,345,762	(24,527,215)

Hedging instruments:
Profit (loss) from fair value adjustments			70,451,359	(189,884,186)

Loss (profit) transferred to the Separate Income Statements			9,229,000	392,963,000

Income tax effect			(19,123,286)	(48,738,915)

	(g	)	60,557,073	154,339,899

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to the Separate Income Statements			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Income Statements	(i=f+g+h	)	68,902,835	129,812,684

Total other components of the Statements of Comprehensive Income	(k=e+i	)	79,779,181	136,655,296

Total comprehensive income (loss) for the year	(a+k	)	(1,773,826,158)	1,223,555,902

(*)	Including, for 2017, “available-for-sale financial assets”.

TIM S.p.A. Separate Financial Statements	Statements of Comprehensive Income	288

STATEMENTS OF CHANGES IN EQUITY

Changes in Equity from January 1 to December 31, 2017

(euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income	Reserve for hedging instruments	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2016	11,656,283,247	2,094,207,410	26,893,911	(1,206,963,005)	(102,627,937)	6,505,020,925	18,972,814,551

Changes in equity during the year:
Dividends approved						(165,764,272)	(165,764,272)

Total comprehensive income (loss) for the year			(24,527,215)	154,339,899	6,842,612	1,086,900,606	1,223,555,902

Surplus from the merger of TIM REAL ESTATE S.r.l. and Olivetti Multiservices S.p.A. into TIM S.p.A.						43,756,079	43,756,079

Issue of equity instruments						(5,993,396)	(5,993,396)

Other changes						1,052,960	1,052,960

Balance at December 31, 2017	11,656,283,247	2,094,207,410	2,366,696	(1,052,623,106)	(95,785,325)	7,464,972,902	20,069,421,824

Changes in Equity from January 1 to December 31, 2018 - Note 12

(euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income (*)	Reserve for hedging instruments	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2017	11,656,283,247	2,094,207,410	2,366,696	(1,052,623,106)	(95,785,325)	7,464,972,902	20,069,421,824

Adoption of IFRS 15 and IFRS 9			10,782,899			(5,049,758)	5,733,141

Adjusted Balance at December 31, 2017	11,656,283,247	2,094,207,410	13,149,595	(1,052,623,106)	(95,785,325)	7,459,923,144	20,075,154,965

Changes in equity during the year:
Dividends approved						(165,764,272)	(165,764,272)

Total comprehensive income (loss) for the year			3,941,901	60,557,073	15,280,207	(1,853,605,339)	(1,773,826,158)

Issue of equity instruments						2,130,017	2,130,017

Other changes						510,501	510,501

Balance at December 31, 2018	11,656,283,247	2,094,207,410	17,091,496	(992,066,033)	(80,505,118)	5,443,194,051	18,138,205,053

(*)	The balance at December 31, 2017 includes the “Reserve for available-for-sale financial assets”.

TIM S.p.A. Separate Financial Statements	Statements of Changes in Equity	289

STATEMENTS OF CASH FLOWS

(euros)			note	Year 2018	Year 2017
Cash flows from operating activities:
Profit (loss) for the year				(1,853,605,339)	1,086,900,606

Adjustments for:
Depreciation and amortization				3,154,977,771	3,202,764,191

Impairment losses (reversals) on non-current assets (including investments)				2,738,929,000	73,202,000

Net change in deferred tax assets and liabilities				(13,546,000)	(167,588,000)

Losses (gains) realized on disposals of non-current assets (including investments)				10,739,000	1,008,000

Change in provisions for employee benefits				(193,634,000)	439,295,000

Change in inventories				(83,632,000)	(44,917,000)

Change in trade receivables and net amounts due from customers on construction contracts				(65,947,000)	(16,194,000)

Change in trade payables				(173,998,000)	(538,254,000)

Net change in current income tax receivables/payables				(205,353,000)	(485,063,000)

Net change in miscellaneous receivables/payables and other assets/liabilities				(433,792,593)	98,761,000

Cash flows from (used in) operating activities	(a	)		2,881,137,839	3,649,914,797

Cash flows from investing activities:
Purchase of intangible assets			4)	(3,310,520,000)	(1,627,454,000)

Purchase of tangible assets			5)	(1,791,405,000)	(2,521,744,000)

Total purchase of intangible and tangible assets on an accrual basis (*)				(5,101,925,000)	(4,149,198,000)

Change in amounts due for purchases of intangible and tangible assets				1,958,374,000	675,717,000

Total purchase of intangible and tangible assets on a cash basis				(3,143,551,000)	(3,473,481,000)

Contributions for plants received				108,285,000	82,306,000

Cash arising from corporate actions			6)	—	(243,479,000)

Acquisitions/disposals of other investments				(130,412,000)	(75,704,000)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)				264,820,000	(113,631,000)

Proceeds received from the sale of investments in subsidiaries				—	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				23,987,000	46,747,000

Cash flows from (used in) investing activities	(b	)		(2,876,871,000)	(3,777,242,000)

Cash flows from financing activities
Change in current financial liabilities and other				681,485,000	(316,911,000)

Proceeds from non-current financial liabilities (including current portion)				2,722,628,000	3,243,365,000

Repayments of non-current financial liabilities (including current portion)				(3,533,673,000)	(3,595,578,000)

Changes in hedging and non-hedging derivatives				(223,726,000)	198,769,000

Share capital proceeds/reimbursements				—	—

Dividends paid (*)				(165,721,000)	(165,722,000)

Cash flows from (used in) financing activities	(c	)		(519,007,000)	(636,077,000)

Aggregate cash flows	(d=a+b+c	)		(514,740,161)	(763,404,203)

Net cash and cash equivalents at beginning of the year	(e	)		299,073,077	1,062,477,280

Net cash and cash equivalents at end of the year	(f=d+e	)		(215,667,084)	299,073,077

(*)	of which related parties:

TIM S.p.A. Separate Financial Statements	Statements of Cash Flows	290

(euros)	Year 2018	Year 2017
Total purchase of intangible and tangible assets on an accrual basis	17,806,000	144,937,000

Dividends paid	—	—

Additional Cash Flow Information

(euros)	Year 2018	Year 2017
Income taxes (paid) received	(632,326,000)	(948,858,000)

Interest expense paid	(2,034,325,000)	(2,838,135,000)

Interest income received	952,861,000	1,657,577,000

Dividends received	115,199,000	254,890,000

Analysis of Net Cash and Cash Equivalents

(euros)	Year 2018	Year 2017
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	771,483,135	1,230,225,788

Bank overdrafts repayable on demand	(472,410,058)	(167,748,508)

	299,073,077	1,062,477,280

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	885,426,755	771,483,135

Bank overdrafts repayable on demand	(1,101,093,839)	(472,410,058)

	(215,667,084)	299,073,077

The additional disclosures required by IAS 7 are provided in the Note “Net financial debt” to these separate financial statements.

TIM S.p.A. Separate Financial Statements	Statements of Cash Flows	291

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia, TIM in brief, is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of TIM S.p.A. are located in Milan, Italy, at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Subsequently, on June 25, 2018, the Board of Directors approved amendments to the internal procedure governing transactions with related parties, and updated the relative related party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM.

TIM S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The TIM S.p.A. separate financial statements at December 31, 2018 have been prepared on a going concern basis (further details are provided in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as laws and regulations in force in Italy.

Furthermore, during 2018, TIM S.p.A. applied accounting policies consistent with those applied for the previous year, except for the new accounting standards adopted as of January 1, 2018, the impact of which is illustrated in the section “Adoption of the new IFRS 9 and IFRS 15 standards”, to which readers are referred for more details.

The separate financial statements have been prepared under the historical cost convention except for financial assets measured at fair value through other comprehensive income, financial assets measured at fair value through profit or loss and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The statements of financial position, the separate income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows are presented in euros (without cents) and the notes to these separate financial statements in millions of euros, unless otherwise indicated.

Publication of the TIM S.p.A. Separate Financial Statements for the year ended December 31, 2018 was approved by resolution of the Board of Directors on February 21, 2019.

However, final approval of the TIM S.p.A. separate financial statements rests with the shareholders’ meeting.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the separate statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate income statement has been prepared by classifying operating expenses by nature of expense, as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with industry practice.

In addition to EBIT or Operating profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

TIM S.p.A. Separate Financial Statements	Note 1 Form, content and other general information	292

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of TIM S.p.A.. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Income (Expenses) from investments
EBIT – Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	the statements of comprehensive income include the profit or loss for the year as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to transactions, which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impact has been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; items related to corrections and realignments related to previous years; and impairment losses on goodwill and/or other intangible and tangible assets.

Also in reference to the above Consob Resolution, the amounts relating to balances or transactions with related parties have been shown separately in the financial statements.

TIM S.p.A. Separate Financial Statements	Note 1 Form, content and other general information	293

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The separate financial statements for the year ended December 31, 2018 have been prepared on a going concern basis as there is the reasonable expectation that TIM S.p.A. will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

▪	the main risks and uncertainties (that are for the most part of an external nature) to which TIM is exposed:

❖

changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

❖	variations in business conditions, also related to competition;

❖	changes to laws and regulations (price and rate variations);

❖	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

❖	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

▪	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

▪	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding TIM S.p.A.’s ability to continue as a going concern.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized in the separate financial statements as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statements of financial position as an intangible asset with an indefinite useful life, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

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Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statements prospectively.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statements over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statements, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statements prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statements on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	295

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	296

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statements.

FINANCIAL INSTRUMENTS

Business models for financial assets management

The business models for financial assets (other than trade receivables due from customers) have been defined on the basis of how the financial instruments are managed and their cash flows used; this is done to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available and in accordance with the strategies.

In accordance with IFRS 9, the business models adopted are:

▪	Hold to Collect: financial instruments used to absorb temporary cash surpluses; such instruments are low risk and mostly held to maturity; and are measured at amortized cost;

▪

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses; such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements; and are measured at fair value through other comprehensive income;

▪

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; such instruments are higher risk and traded repeatedly over time; and are measured at fair value through profit or loss.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Other investments are classified as “financial assets measured at fair value through profit or loss” (FVTPL), as current assets.

At the purchase time of each investment, IFRS 9 provides for the irrevocable option to recognize these investments in “financial assets measured at fair value through other comprehensive income” (FVTOCI) as non-current or current assets.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	297

The other investments classified as “financial assets measured at fair value through other comprehensive income” are measured at fair value; changes in the fair value of these investments are recognized in a special equity reserve under the other components of the statements of comprehensive income (Reserve for financial assets measured at fair value through other comprehensive income), without reclassification to the separate income statement when the financial asset is disposed of or impaired. Dividends, on the other hand, are recognized in the separate income statements.

Changes in the value of other investments classified as “financial assets at fair value through separate profit or loss” are recognized directly in the separate income statements.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	298

Securities other than investments

Securities other than investments included among non-current or current assets, depending on the business model adopted and the contractual flows envisaged, fall among financial assets measured at amortized cost, or measured at fair value through other comprehensive income or at fair value though profit or loss.

Securities other than investments, classified as current assets, are those that, by decision of the directors, are intended to be kept in TIM S.p.A.’s portfolio for a period of not more than 12 months, and are included:

▪

as “financial assets measured at amortized cost” (AC) when held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months);

▪

as “financial assets measured at fair value through other comprehensive income” (FVTOCI) when held in the scope of a business model whose objective is to sell the financial asset and/or collect the contractual flows. The “Reserve for financial assets measured at fair value through other comprehensive income” is reversed to the separate income statements when the financial asset is disposed of or impaired;

▪	as “financial assets measured at fair value through profit or loss” (FVTPL) in the other cases.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired.

The impairment of financial assets is based on the expected credit loss model.

In particular:

▪

impairment on trade receivables and on contract assets is carried out using the simplified approach that involves estimating the loss expected over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions;

▪

impairment on financial assets other than trade receivables is carried out on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

Derivatives

As allowed by IFRS 9, the Company decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9.

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

▪	at the inception of the hedge, the hedging relationship is formally designated and documented;

▪	the hedge is expected to be highly effective;

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	299

▪	its effectiveness can be reliably measured;

▪	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statements. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

▪

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate income statement.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IFRS 9, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

SALES OF RECEIVABLES

Sales of receivables by TIM S.p.A. are carried out under factoring agreements. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IFRS 9 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	300

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the separate statements of financial position. The corresponding amounts for the previous year are not reclassified in the statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

▪	represents a major line of business or geographical area of operations; or

▪	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

▪	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets or disposal groups classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

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EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. The interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate income statement under financial expenses.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

TIM S.p.A. provides additional benefits to certain managers of the Company through equity compensation plans (for example: stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in “Employee benefits expenses”, for employees of the Company, and in “Investments”, for employees of subsidiaries, over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. An adjustment is made to “Other equity instruments” for the impact of the change in estimate with contra-entry to “Employee benefits expenses” or “Investments”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” for employees of the Company, and in “Investments”, for employees of subsidiaries; at the end of each year such liability is measured at fair value.

PROVISIONS

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	302

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Company will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Company recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statements.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

The process underlying recognition of revenues follows the steps set out in IFRS 15:

▪

identification of the contract: takes place when the parties approve the contract (with commercial substance), and identify the respective rights and obligations: in other terms, the contract must be legally binding, the rights to receive goods and/or services and the terms of payment can be clearly identified and the Company considers receipt of payment as probable;

▪

identification of the performance obligations: the main performance obligations identified, i.e. promises to transfer goods and services that are distinct, are services rendered (including voice and data traffic and ICT solutions) to retail customers, services rendered to wholesale customers and sale of products;

▪

determination of the transaction price: is the total amount contracted with the other party regarding the entire contractual term. the Company has determined that the contractual term is the one arising from the contractual obligations between the parties or, in lack of these obligations, it is by convention one month;

▪

allocation of the transaction price to the performance obligations: the allocation is made proportionately to the respective standalone selling prices calculated based on the list prices (if present) or estimated by applying an appropriate margin to the cost of purchase/production of the good/service.

Revenues from activating the connectivity service are not a performance obligation; they are therefore allocated to the contractual performance obligations (typically to services).

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	303

For offerings which include the sale of devices and service contracts (bundle offerings), the Company allocates the contractual transaction price to the performance obligations of the contract, proportionately to the stand alone selling prices of the single performance obligations;

▪	recognition of revenues: revenues are stated net of discounts, allowances, and returns in connection with the characteristics of the type of revenue:

▪	Revenues from services rendered

Revenues from services rendered are recognized in the separate income statements according to the stage of completion of the service, that is based on actual consumption.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Company. In the event that the Company is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from prepaid traffic are recorded on the basis of effective consumption. Deferred revenues for traffic already collected but not yet consumed are recorded in “Trade and miscellaneous payables and other current liabilities” in the statements of financial position.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Revenues for services rendered are generally invoiced and collected monthly (for retail customers) or in 40-60 days (for wholesale customers).

▪	Revenues from sales

Revenues from sales (telephone and other equipment) are recognized upon delivery when control of the assets is transferred to the customers.

The devices sold separately from the services are invoiced at the time of delivery; collection takes place on demand or based on installment plans (up to 48 monthly installments). The devices sold as part of bundle offerings are invoiced at the time of delivery and usually collected in 24 monthly installments.

Some contracts (usually the installment sale of devices) include an implicit financial component that is recognized by posting finance income with concomitant reduction of the revenues from sales; this component is determined by using a discount rate that reflects a hypothetical customer loan transaction at the contract date reflecting the creditworthiness by type of customer. The Company avails itself of the practical expedient of not recognizing said component if it is insignificant or the collection extension is less than 12 months.

The recognition of revenues can generate the recognition of an asset or liability deriving from contracts. In particular:

▪	Contract asset are the right to a consideration in exchange for goods or services that have been transferred to the customer, when the right is subject to something other than the passage of time.

▪	Contract liabilities are the obligation to transfer goods or services to the customer for which the Companuser rights for the leased assets

▪	y has received (or for which it is due) a consideration from the customer.

Contract costs (incremental costs of obtaining a contract and costs to fulfill a contract; for example, the activation costs and the costs for sales network commissions) are extended and recognized in the income statement based on the expected term of the contractual relationship with the customers (on average, 3 years for the mobile business and 7 years for the fixed business). TIM avails itself of the IFRS 15 practical expedient, which allows the incremental costs of obtaining the contract to be recognized entirely in the income statement if the deferral period does not exceed 12 months.

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statements in the year in which they are incurred.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	304

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the Company.

The income tax expense is recognized in the separate income statement, except to the extent that it relates to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statements of comprehensive income the amount of income tax expense relating to each item included as “Other components of the Statements of comprehensive income” is indicated.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the relevant carrying amounts in the separate financial statements, except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

USE OF ESTIMATES

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	305

Financial statements area	Accounting estimates

Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash-generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Capitalization/deferment of costs	The capitalization/deferment of internal and external costs is a process that entails elements of estimation and valuation. Specifically, it involves the valuation of: i) the likelihood that capitalized costs will be recovered through correlated future revenues; and ii) the effective increase in the future economic benefits embodied in the related asset.

Provision for bad debts	Impairment on trade receivables and on the contract assets is carried out using the simplified approach that involves estimating the loss expected over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes as well as regulatory proceedings are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues	The recognition of revenues is influenced by estimates of the amount of discounts, rebates and returns to be reported as a direct adjustment to revenues, as well as the methods for defining individual product or service stand alone selling prices and for determining the duration of the contract when there are renewal options.

Contract costs (IFRS 15)	The recognition of the costs of obtaining and fulfilling contracts is influenced by the estimated expected duration of the relationship with the customer, calculated on the basis of the historical turnover indexes. However, this estimate is subject to fluctuations and could only represent customers’ future behavior in a limited way, especially if there are new commercial offers or changes in the competitive environment.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details, see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8.10 (Accounting Policies, Changes in Accounting Estimates and Errors) in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management, through careful subjective evaluation techniques, chooses the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, which are neutral, prepared on a prudent basis and complete in all material respects.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	306

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2018

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force commencing as of January 1, 2018.

The impacts of the application, as of January 1, 2018, of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) are instead reported in the section “Adoption of the New IFRS 9 and IFRS 15 Standards”.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” was adopted at the European Union level on March 28, 2018 by Commission Regulation (EU) 2018/519.

IFRIC 22 clarifies which exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The adoption of said interpretation had no impact on these financial statements at December 31, 2018.

Amendments to IFRS 2 (Share-based Payment)

Amendments to IFRS 2 – Share-based Payment were adopted on February 26, 2018 by Commission Regulation (EU) 2018/289. The amendments concern:

▪

the fair value measurement of cash-settled share-based payment transactions at the valuation date (i.e., at the grant date, at the reporting date of each accounting period, and at the settlement date), the calculation of which must take into account market conditions (such as the target price of shares) and any other conditions different to the vesting conditions;

▪	the accounting for equity-settled share-based payment transactions in which the entity acts as a withholding agent for the tax liabilities of the employee (withholding tax);

▪	the accounting for changes in terms and conditions that entail the reclassification of “cash-settled” share-based payments as “equity-settled” share-based payments.

The adoption of said amendments had no impact on these financial statements at December 31, 2018.

Improvements to IFRS (2014–2016 cycle)

Amendments to IAS 28 – Investments in Associates and Joint Ventures were adopted on February 7, 2018 by Commission Regulation (EU) 2018/182. Specifically, the amendments clarify that if an investment entity (such as a mutual investment fund or similar entity) elects to measure its investments in associates and joint ventures at fair value through profit or loss (rather than applying the equity method), the election must be applied to each and every investment upon initial recognition. A similar clarification applies to entities that are not investment entities, but which hold investments in associates or joint ventures that qualify as investment entities. In that case, when applying the equity method, the entities may maintain the fair value measurement through profit or loss made by their investees in associates and joint ventures.

The adoption of said improvements had no impact on these financial statements at December 31, 2018.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	307

Amendments to IAS 40 – Transfers of Investment Property

Amendments to IAS 40 were adopted on March 14, 2018 by Commission Regulation (EU) 2018/400, which clarifies that an entity may transfer a property to, or from, investment property only when there is evidence of a change in use.

The adoption of said amendments had no impact on these financial statements at December 31, 2018.

ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation (EU) No. 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement, derecognition and impairment of financial assets and liabilities, and hedge accounting.

As allowed by the accounting standard, the Company:

▪

did not restate the comparative information provided in the year of first application, also due to the complexity of reformulating values at the beginning of the first year presented without the use of factors known later; therefore, the effects deriving from the first application of IFRS 9 were recognized in equity at January 1, 2018;

▪	decided to continue to apply the hedge accounting provisions contained in IAS 39 instead of those of IFRS 9.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), by adopting an expected credit loss model as per IFRS 9, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and on the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Company financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. This is done to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available and in accordance with the strategies.

In accordance with IFRS 9, the business models adopted by the Company are:

▪	Hold to Collect: financial instruments used to absorb temporary cash surpluses; such instruments are low risk and mostly held to maturity; and are measured at amortized cost;

▪

Hold to Collect and Sell: monetary or debt instruments used to absorb short/medium-term cash surpluses; such instruments are low risk and generally held to maturity, or otherwise sold to cover specific cash requirements; and are measured at fair value through other comprehensive income;

▪

Hold to Sell: monetary, debt and equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; such instruments are higher risk and traded repeatedly over time; and are measured at fair value through profit or loss.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	308

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk.

The expected credit loss (“ECL”) is given by: (i) the present value at the reporting date of the financial asset, (ii) the probability that the counterparty does not meet its payment obligation (probability of default, “PD”), (iii) the estimate, in percentage terms, of the amount of credit that it will not be able to recover in the event of a default (loss given default, “LGD”).

To determine the PD and LGD, reference is made to the Bloomberg credit risk model.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the Company for managing trade receivables are:

▪

Hold to Collect: receivables usually held to maturity, such as trade receivables due from large customers and the OLOs; these instruments fall within IFRS 9 category “Assets measured at amortized cost”;

▪

Hold to Collect and Sell: receivables usually traded massively and on a recurring basis, such as receivables due from active consumer, small and medium business customers held for sale; these instruments fall under IFRS 9 category “Financial assets measured at fair value through other comprehensive income”. As required by IFRS 9, the related reserve is reversed to the separate income statements when disposed of or impaired.

Impairment of trade receivables and contract assets is carried out through the simplified approach allowed by the standard. This approach involves estimating the expected loss over the life of the receivable at the time of initial recognition and on subsequent measurements. For each customer segment, the estimate is principally made by calculating the average expected uncollectibility, based on historical and statistical indicators, possibly adjusted using forward-looking elements. For some categories of receivables characterized by specific risk elements, specific measurements are made on individual credit positions.

In general, the methodology to recognize the expected loss differs based on the offering content, the customer cluster and payment terms.

More specifically, in the case of receivables arising from traditional services offered to consumers and businesses, the expected loss is estimated based on the trend of outstanding receivables with respect to turnover, using the values recorded for turnover generations that have completed the operating cycle as a reference, as well as parameters for measuring the most recent performance, suitable for identifying deviations from the historical trend.

As regards receivables arising from offers where products or contribution fees are paid in installments, the assessment of credit default risk for ongoing payment-by-installment plans considers the trend of the customer drop out rate and the average of sums received from such customers.

For clusters with relational-based credit management (such as major TOP segment customers, the public administration sector, wholesale customers, sales network dealers), information that can identify specific individual counterparty risk is used in the assessment.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures)”, classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, through other comprehensive income, also under IFRS 9. As of January 1, 2018, the aforementioned “other investments” are therefore measured at fair value through other comprehensive income (FVTOCI). Only dividends from “other investments” are recognized through profit or loss, while all other gains and losses are recognized through other comprehensive income without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	309

The changes in the classification of financial assets had no material impact on the measurement of the assets for the Company.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on equity at the transition date of January 1, 2018 was mainly due to the recognition of higher write-downs for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (Revenue from contracts with customers)

On September 22, 2016, Commission Regulation (EU) No. 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Commission Regulation (EU) No. 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

TIM has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The main differences for the Company with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative interpretations) concern:

▪

bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability;

▪

activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other performance obligations (usually services) contained in the contract;

▪

contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

▪	the change in the types of contract costs that are deferred;

▪	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	310

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the statements of financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the statements of financial position of TIM S.p.A. are shown below.

(millions of euros)	12/31/2017 historical	IFRS 9 impacts (*)	IFRS 15 impacts (*)	1/1/2018 restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	4,249		(78)	4,171

Other non-current assets
Investments	7,747	2		7,749

Miscellaneous receivables and other non-current assets	1,752		(192)	1,560

Deferred tax assets	902	28		930

Current assets
Trade and miscellaneous receivables and other current assets	3,935	(114)	19	3,840

Total Assets	62,187	(84)	(251)	61,852

Equity and Liabilities
Equity	20,069	(82)	88	20,075

Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,291		(252)	1,039

Deferred tax liabilities	2		34	36

Current liabilities
Trade and miscellaneous payables and other current liabilities	5,850		(121)	5,729

Current income tax payables	55	(2)		53

Total Equity and Liabilities	62,187	(84)	(251)	61,852

(*)	Please refer to the specific notes herein for further details.

The different classification of financial assets, following the adoption of IFRS 9, had no substantial impact for TIM on the measurement of those assets, while the introduction of the expected credit loss model replacing the incurred loss model required by IAS 39, resulted in a reduction of 82 million euros in equity at the transition date of January 1, 2018.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on equity at January 1, 2018 (transition date) was positive for 88 million euros and mainly connected with the combined effects of:

▪	the change in the types of contract costs that are deferred;

▪	the new approach to recognizing activation and installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	311

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate income statements and statements of financial position for the year 2018

To enable the year-on-year comparison of the economic and financial performance for the year 2018, “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations) are provided below.

The breakdown of the impact of the new accounting standards on key income statement figures for year 2018 is shown below.

		Year 2018	Year 2018 comparable	Impact new standards
(millions of euros)		(a)	(b)	(c=a-b)
Revenues	(1)	13,902	14,055	(153)

Operating expenses	(2)	(8,546)	(8,431)	(115)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,608	5,876	(268)

Depreciation and amortization	(3)	(3,155)	(3,259)	104

Operating profit (loss) (EBIT)		(241)	(77)	(164)

Finance income/(expenses)	(4)	(1,250)	(1,252)	2

Profit (loss) before tax		(1,420)	(1,258)	(162)

Income tax expense	(5)	(434)	(491)	57

Profit (loss) for the year		(1,854)	(1,749)	(105)

•

The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from sales using the deferred payment method, using a discount rate reflecting the creditworthiness of customers.

•

The change in Operating expenses was mainly due to the deferral of certain subscriber acquisition costs and contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current and current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current and current assets (cost deferral).

•

The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	312

The breakdown of the impact of the new accounting standards on the main statements of financial position figures at December 31, 2018 is shown below.

(millions of euros)	12/31/2018 (a)	12/31/2018 comparable (b)	Impact of new standards (*) (c=a-b)
Assets
Non-current assets
Intangible assets	30,680	30,770	(90)

Tangible assets	12,476	12,476	—

Other non-current assets	12,049	12,265	(216)

Total Non-current assets	55,205	55,511	(306)

Current assets	5,956	5,995	(39)

Total Assets	61,161	61,506	(345)

Equity and liabilities
Total Equity	18,138	18,238	(100)

Non-current liabilities	29,868	30,125	(257)

Current liabilities	13,155	13,143	12

Total Liabilities	43,023	43,268	(245)

Total Equity and Liabilities	61,161	61,506	(345)

(*)	For more details, see the information provided on impacts at the transition date.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB:

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 16 (Leases)	1/1/2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	1/1/2019
IFRIC 23 – Uncertainty over income tax treatments	1/1/2019
New Standards and Interpretations not yet endorsed by the EU
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019
Improvements to the IFRS (2015–2017 cycle)	1/1/2019
Amendments to IAS 19: plan amendment, curtailment or settlement	1/1/2019
Amendments to References to the Conceptual Framework in IFRS Standards	1/1/2020
IFRS 17: Insurance contracts	1/1/2021
Amendments to IFRS 3 Business combinations	1/1/2020
Amendments to IAS 1 and IAS 8: definition of materiality	1/1/2020

The potential impacts on the financial statements from application of these new standards and interpretations are currently being assessed.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	313

IFRS 16 (Leases)

IFRS 16 (Leases) was adopted at the European Union level on October 31, 2017 by Commission Regulation (EU) 2017/1986. IFRS 16 replaces IAS 17 (Leases) and relative interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease; SIC 15 Operating Leases – Incentives; SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease). IFRS 16 applies retrospectively commencing as of January 1, 2019.

On the basis of the provisions of IFRS 16, lease agreements (that are not service contracts) are represented in accounting by recognizing a financial liability in the statements of financial position, represented by the current value of future subscription charges against recognition under assets of the “Right of Use”.

Leasing expenses, already previously classified according to IAS 17 as finance leasing, will not undergo any change to the current accounting representation, continuing as in the past.

Upon first application, the Company intends to apply a modified retrospective method by recognizing, for leases previously classified under IAS 17 as operating leases, a financial liability for lease agreements and the corresponding value of the user rights, measured on the basis of the remaining lease payments at the transition date.

Those agreements that fall within the scope of application of IFRS 16 mainly refer to:

•	Land and buildings for office and industrial use,

•	infrastructure sites for the mobile telephony network and

•	network infrastructure (when not services).

With reference to the options and exemptions provided for by IFRS 16, the Company will adopt the following choices:

•	IFRS 16 is not usually applied to intangible assets or to short-term (i.e. less than 12 months) contracts with low unit value;

•	user rights and financial liabilities relating to lease agreements are classified on specific line items in the statements of financial position;

•	any service contract component included in the lease payments is generally excluded from the IFRS 16 scope;

•	contracts with similar characteristics are assessed using a single discount rate;

•	lease agreements previously considered finance leasing pursuant to IAS 17 retain the previously recognized values.

The main impacts on the financial statements of the Company are currently being assessed and refined, but will consist of:

•

Statements of financial position: higher non-current assets due to the recognition of “user rights for the leased assets” as a balancing entry to the higher financial liabilities recognized; as a result, a lease liability is expected to be included for between 2.9 and 3.4 billion euros during the transition.

•

Separate income statements: a positive impact on EBITDA, due to the different nature, description, and classification of expenses (the amortization of “user rights for the asset” and “financial expense for interest” instead of “Lease and rental costs – payments for operating leases”, as per IAS 17), equal to between 0.5 and 0.7 billion euros. Furthermore, the combination of the straight-line amortization of “user rights for the asset” and the application of the effective interest rate method for lease liabilities will result in higher total income statement expenses in the first few years, compared to IAS 17, and decreasing total expenses in the last years of the lease.

•	Statements of Cash Flows: lease payments for the principal of the debt repayment will be reclassified from “Cash flows from operating activities” to “Cash flows from financing activities”.

The process of implementing the new accounting standard entails significant updates and modifications on the IT systems, modification and updating of the control and compliance models and of their processes. The impacts are based on the results of the analyses at the date these financial statements are prepared, and might change since implementation is still in progress.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	314

The impacts during transition are not indicative of future developments since the choices of allocating capital might change with resulting economic and financial repercussions on recognition in the financial statements.

TIM S.p.A. Separate Financial Statements	Note 2 Accounting policies	315

NOTE 3

GOODWILL

Goodwill at December 31, 2018 amounted to 24,341 million euros (27,027 million euros at December 31, 2017) and consisted of the goodwill allocated to the domestic activities segment of TIM S.p.A., within which the cash-generating units (CGU) Core Domestic and International Wholesale are located, and to which the goodwill is allocated.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment at least annually when preparing the company’s separate financial statements.

In the course of 2018 and in preparing the 2018 Annual Report, TIM S.p.A. conducted impairment tests on the recoverability of the goodwill, in accordance with the procedure adopted by the Company, resulting in a total impairment loss of 2,686 million euros.

In more detail, at the end of the impairment testing of Goodwill process for the purposes of the separate financial statements of TIM S.p.A.:

•

the Core Domestic CGU of TIM S.p.A. differs, in respect of the same CGU in the consolidated financial statements, exclusively for the shares held by the non-controlling interests in the investments included in the CGU (in particular Inwit S.p.A., of which TIM S.p.A. holds 60% of the capital). The value used to determine the recoverable amount is the value in use, calculated on the basis of the flows used to determine the value in use related to the Core Domestic CGU in the consolidated financial statement, net of the value attributable to the non-controlling interests above.

•

the International Wholesale CGU consists of the investment held in Telecom Italia Sparkle S.p.A. and goodwill allocated to it of 412 million euros. The value used to determine the recoverable amount is the fair value, through the application of direct market multiples referring to the average values of the Enterprise Value/EBITDA ratio applied to the 2019 EBITDA forecast of the CGU (fair value level 3 hierarchy of the reference standards, corresponding to “prices calculated on factors other than observable market data”).

At December 31, 2018 the “recoverable amount” of the CGUs was equal to the greater of the “fair value net of disposal costs” and the “value in use”.

The recoverable amount as at December 31, 2018 was lower than the carrying amount for the Core Domestic CGU and this resulted in the recognition of a loss in value of the goodwill equal to 2,686 million euros, while there were no impairment losses related to the goodwill allocated to the International Wholesale CGU.`

The Value in use estimated for the Core Domestic CGU was made, in accordance with IAS 36 and with valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows were then summarized into an average normal cash flow, determined with the aid of expert appraisers and industry experts (the experts), and based on the data from the 2019-2021 Industrial Plan approved by the Board of Directors.

Expected average cash flows were measured for the three years of the 2019-2021 Industrial Plan, plus an additional two years on the basis of extrapolated data, for which future cash flows were explicitly forecast for a period of five years (2019-2023). The extrapolation of data for 2022-2023 enabled market and competition trends that will become manifest beyond the time horizon of the Industrial Plan to be captured.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2023, adjusted as necessary to take into consideration a suitable level of long-term capital expenditure. Furthermore, with specific reference to the valuation of the incremental share of the value deriving from 5G license use, and therefore from the development of new and innovative business areas, an evaluation model has been adopted that takes into account the net incremental flows for a period of defined time which only concerns the duration of the license. This approach is consistent with the need in the value used to capture on one hand the negative flows deriving from the payment of the license (2019-2022) and the supporting capex of its development (included in the Industrial Plan), and on the other to capture the positive net flows from the incremental business component of the license acquisition that will develop over a broad period of time and over the 5 years of explicit forecast.

The 2019-2021 Industrial Plan incorporates valuations of potential risk factors and the actions adopted to mitigate them. In defining the average normal flows for the purposes of impairment testing, management, with the help of the experts, identified additional risk factors, modifying the amount and/or distribution over time of future cash flows, giving a greater weighting to external data available.

The cost of capital used to discount the future cash flows in the estimate of the value in use for the Core Domestic CGU was determined as follows:

•	it was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

TIM S.p.A. Separate Financial Statements	Note 3 Goodwill	316

•

it reflects current market estimates of the time value of money and the specific risks associated with the asset groups, and includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details for the Core Domestic CGU are provided below for the:

•	weighted average cost of capital (WACC rate) used to discount the future cash flows and the equivalent rate before tax;

•	growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms;

•	implicit capitalization rates resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

Core Domestic CGU of the TIM S.p.A. financial statements
WACC	6.60%

WACC before tax	8.91%

Growth rate beyond the explicit period (g)	0.5%

Capitalization rate net of taxes (WACC-g)	6.10%

Capitalization rate before taxes (WACC-g)	8.41%

Capex/Revenues, perpetual	20.15%

The growth rate of terminal value “g” of the Core Domestic CGU was estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by analysts who monitor TIM shares.

In estimating the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, the phase of capital expenditure, competitive positioning and the technological infrastructure operated were taken into account.

In addition to the average normal flows used to determine the value in use of the Core Domestic CGU, sensitivity analyzes were also carried out on the risk factors identified by the experts to take into account the market operator’s perspective.

TIM S.p.A. Separate Financial Statements	Note 3 Goodwill	317

NOTE 4

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 2,090 million euros compared to December 31, 2017. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2017
Industrial patents and intellectual property rights	1,328	453	(870)			312	1,223

Concessions, licenses, trademarks and similar rights	2,065	13	(281)			3	1,800

Other intangible assets	65	98	(83)				80

Work in progress and advance payments	428	1,063		(30)		(315)	1,146

Total	3,886	1,627	(1,234)	(30)	—	—	4,249

(millions of euros)	12/31/2017	IFRS 15 adoption	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2018
Industrial patents and intellectual property rights	1,223		498	(847)	—	—	382	1,256

Concessions, licenses, trademarks and similar rights	1,800		23	(297)	—	—	634	2,160

Other intangible assets	80	(78)	—	(2)	—	—	—	—

Work in progress and advance payments	1,146		2,789	—	4	—	(1,016)	2,923

Total	4,249	(78)	3,310	(1,146)	4	—	—	6,339

Industrial patents and intellectual property rights mostly consisted of software (divided mainly between application software and plant operation software), purchased outright and under user license. They are amortized over an expected useful life of two/three years, whereas patents are amortized over five years.

Concessions, licenses, trademarks and similar rights mainly related to the unamortized cost of licenses for mobile and fixed telecommunications services. Compared to December 31, 2017, they increased by 360 million euros, mainly following the reclassification of the extension of user rights to the 900 and 1800 MHz band (GSM license) acquired in 2017 with starting date July 1, 2018 to licenses in use.

TIM S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	318

The amount of telephone licenses and similar rights in operation at December 31, 2018 (2,040 million euros) and their useful lives are detailed below:

Type	Residual amount at 12/31/2018 (thousands of euros)	Useful life (Years)	Maturity	Total Amortization of 2018 (thousands of euros)
UMTS	402,836	18	12/31/2021	134,279

UMTS 2100 MHz	22,085	12	12/31/2021	7,362

WiMax	4,066	15	5/31/2023	921

LTE 1800 MHz	94,261	18	12/31/2029	8,571

LTE 800 MHz	660,347	17	12/31/2029	60,032

LTE 2600 MHz	72,624	17	12/31/2029	6,602

L Band (1452-1492 MHz)	181,177	14	12/31/2029	16,471

GSM (extension)	—	3	6/30/2018	17,098

900 and 1800 MHz band	602,232	12	12/31/2029	27,374

Other intangible assets fell mainly due to the introduction of IFRS 15, under which mobile customer acquisition costs (Subscriber Acquisition Costs — SACs), relating to contracts with minimum contractual term clauses are no longer capitalized and amortized. Instead they are reclassified as deferred contract costs and then subsequently recognized in the income statement over the term of the contract in the item “Acquisition of goods and services”, at December 31, 2017 SACs amounted to 78 million euros.

Work in progress and advance payments amounted to 2,923 million euros (1,146 million euros at December 31, 2017) and posted a net 1,777 million-euro increase following the investment connected with the acquisition of the user rights to the frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 GHz bands, which will be reserved for 5G mobile telecommunications services for the total amount of 2,399 million euros (after the 8 million-euro discount applied to the award proportionate to the population in the areas affected by the testing), due to the participation in the auction for their award in 2018 by the Ministry of Economic Development. The user rights were formally awarded on October 9, 2018, with the rights to 3600–3800 MHz and 26.5–27.5 GHz frequencies made available on a definitive basis in January 2019; the user rights to 694–790 MHz frequencies will be made available in July 2022. The awarded rights will be paid in six annual installments, the first of which was paid at the end of October 2018 for the amount of 477 million euros.

In the year, an adjustment of 4 million euros for Construction contracts previously subject to impairment was carried out.

Work in progress and advance payments at December 31, 2017 included the advance payment of 630 million euros for the extension of the user rights to the 900 and 1800 MHz band up until December 31, 2029, starting from July 1, 2018. As a result, in 2018 the value of the license extension was reclassified in “Concessions, licenses, trademarks and similar rights”.

Industrial investments in 2018, which came to 3,310 million euros, increased by 1,683 million euros compared to December 31, 2017, mainly following the aforementioned acquisition of the user rights to the frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 bands (equal to 2,399 million euros), partially offset by the absence of the effects resulting from the 2017 investment for extending user rights to the 900 and 1800 MHz band (GSM license) and by the reclassification of the mobile subscriber acquisition costs (SAC) after IFRS 15 was introduced (116 million euros in 2018).

Investments included 197 million euros for internally generated assets (217 million euros in 2017) concerning:

•	development and evolutionary maintenance of software programs and platforms;

•	engineering, design of solutions, applications and innovative network services.

TIM S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	319

Amortization relating to the intangible assets came to 1,146 million euros, falling 88 million euros compared to those recognized in 2017 (1,234 million euros), mainly following lesser amortization resulting from the aforementioned reclassification of subscriber acquisition costs — SACs after IFRS 15 was introduced and for reducing amortizable software stock (about 23 million euros). It was partially offset by the increase of approximately 10 million euros on the Licenses component in the aftermath of the start-up of amortization of the GSM Extension acquired during 2017.

Amortization is recorded in the income statement under the components of EBIT.

TIM S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	320

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2018 and December 31, 2017 can be summarized as follows:

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Industrial patents and intellectual property rights	8,074	(7)	(6,844)	1,223

Concessions, licenses, trademarks and similar rights	4,352		(2,552)	1,800

Other intangible assets	238		(158)	80

Work in progress and advance payments	1,176	(30)		1,146

Total	13,840	(37)	(9,554)	4,249

	12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Industrial patents and intellectual property rights	6,761		(5,505)	1,256

Concessions, licenses, trademarks and similar rights	5,006		(2,846)	2,160

Other intangible assets	55		(55)	—

Work in progress and advance payments	2,949	(26)		2,923

Total	14,771	(26)	(8,406)	6,339

With regard to the gross carrying amounts of tangible assets with a finite useful life, in 2018 disposals were made for a total amount of 2,195 million euros, mainly in relation to obsolete releases of software systems; consequently, where present, the accumulated impairment losses and the accumulated depreciation related to them were also canceled.

TIM S.p.A. Separate Financial Statements	Note 4 Intangible assets with a finite useful life	321

NOTE 5

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 89 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2016	Mergers OMS and TIM Real Estate	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2017
Land	118	73	1				1	193

Buildings (civil and industrial)	232	256	10	(36)			7	469

Plant and equipment	8,779	1	1,778	(1,670)		(6)	301	9,183

Manufacturing and distribution equipment	38		11	(15)			1	35

Other	238		55	(89)			31	235

Construction in progress and advance payments	641	1	462		1	(22)	(327)	756

Total	10,046	331	2,317	(1,810)	1	(28)	14	10,871

(millions of euros)	12/31/2017	Capital expenditures	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2018
Land	193					31	224

Buildings (civil and industrial)	469	78	(33)			60	574

Plant and equipment	9,183	1,210	(1,669)		(10)	448	9,162

Manufacturing and distribution equipment	35	7	(14)			2	30

Other	235	45	(95)			34	219

Construction in progress and advance payments	756	320			(7)	(496)	573

Total	10,871	1,660	(1,811)	—	(17)	79	10,782

Land includes both built-up land (with buildings or light constructions) and other available land (on which various building works stand that are not recorded in the land registry, such as pylons, building podia, etc.). Land, including land pertaining to buildings, is not depreciated.

TIM S.p.A. Separate Financial Statements	Note 5	322
Tangible assets (owned and under finance leases)

Buildings (civil and industrial) almost exclusively consists of buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers). As part of the project to rationalize industrial and office space in progress, during the year the Company signed an agreement with a primary real estate firm that entailed the acquisition of owned property previously leased and the release of other properties no longer considered strategic; the transaction entailed a 69 million-euro investment for a financial disbursement of 158 million euros, resulting in the reclassification of the residual value of the leased property and of the improvements introduced to owned buildings.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment and telephone systems for termination used by the different clientele segments. This line item dropped by 21 million euros compared to December 31, 2017, primarily after the depreciation of the year, partially offset by the investments and the exercisability carried out on the Network Infrastructures (primarily on access and carrier network in optical fiber for 274 million euros, underground and overhead copper network for 222 million euros, subscriber connection units for 180 million euros, LTE/UMTS for 140 million euros, NGAN equipment for 115 million euros, transmission equipment – including SDH-Wdm – for 121 million euros, and data network for 96 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operation and maintenance of plant and equipment; the item shows a decrease of 5 million euros compared to December 31, 2017.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines; the item shows a decrease of 16 million euros compared to December 31, 2017.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use; the item shows a decrease of 183 million euros compared to December 31, 2017. Other changes included the entry intro operation of capitalizations from previous years.

Disposals totaled 17 million euros and mainly relate to the sale of infrastructure to the subsidiaries Flash Fiber and Inwit.

Capital expenditures in 2018 totaled 1,660 million euros and included 237 million euros of internally generated assets (240 million euros in 2017). They decreased by 657 million euros compared to 2017, mainly in the aftermath of a greater selectivity in investments for Network infrastructures.

Depreciation connected with the tangible assets owned amounted to 1,811 million euros in 2018, basically unchanged compared to the previous year.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan reviewed annually to take account of useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the year 2018 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33–5.55%

Plant and equipment	3–50%

Manufacturing and distribution equipment	20%

Other	11–33%

TIM S.p.A. Separate Financial Statements	Note 5	323
Tangible assets (owned and under finance leases)

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2018 and December 31, 2017 can be summarized as follows:

		12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	196	(3)		193

Buildings (civil and industrial)	1,618		(1,149)	469

Plant and equipment	60,565	(5)	(51,377)	9,183

Manufacturing and distribution equipment	276		(241)	35

Other	2,791	(2)	(2,554)	235

Construction in progress and advance payments	756			756

Total	66,202	(10)	(55,321)	10,871

		12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	224			224

Buildings (civil and industrial)	1,767		(1,193)	574

Plant and equipment	61,932	(5)	(52,765)	9,162

Manufacturing and distribution equipment	285		(255)	30

Other	2,736	(3)	(2,514)	219

Construction in progress and advance payments	573			573

Total	67,517	(8)	(56,727)	10,782

With regard to the gross carrying amounts of tangible assets, in 2018 disposals were made for a total amount of 431 million euros, mainly in relation to fully depreciated assets; consequently, where present, the accumulated impairment losses and the accumulated depreciation related to them were also canceled. The line item affected to the greatest extent is the one relating to Plant and equipment for 288 million euros, with particular mention of disposals of FTTC and ADSL equipment for 26 million euros, power supply systems for 16 million euros, Access and Core Mobile for 20 million euros, subscriber connection units following rebuilding for 81 million euros, and underground and overhead network for 26 million euros.

TIM S.p.A. Separate Financial Statements	Note 5	324
Tangible assets (owned and under finance leases)

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 378 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2016	Mergers OMS and TIM Real Estate	Capital expenditures	Increases in finance leasing contracts	Depreciation and amortization	Disposals	Other change	12/31/2017
Land	16							16

Buildings (civil and industrial)	1,899	(67)	47	2	(131)	(1)	19	1,768

Plant and equipment	—		72		(1)		28	99

Other	117			52	(27)	(9)		133

Construction in progress and advance payments	73		32	—			(49)	56

Total	2,105	(67)	151	54	(159)	(10)	(2)	2,072

(millions of euros)	12/31/2017	Capital expenditures	Increases in finance leasing contracts	Depreciation and amortization	(Write- downs) /Reversals	Disposals	Other changes	12/31/2018
Land	16							16

Buildings (civil and industrial)	1,768	32	12	(159)		(9)	(279)	1,365

Plant and equipment	99	9		(4)			5	109

Other	133		46	(35)		(4)		140

Construction in progress and advance payments	56	32					(24)	64

Total	2,072	73	58	(198)	—	(13)	(298)	1,694

Additions consisted mainly of the acquisition of IRU transmission capacity (totaling 9 million euros), in view of the payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under financial leases and related building adaptations. The decrease of 403 million euros compared to December 31, 2017 reflects 215 million euros for the impacts of the real estate restructuring and rationalization plan, under which office space and industrial premises will be progressively released, with consequent updates to the estimated life of the renegotiated leases, as the renewal option on some longer-term leases is unlikely to be exercised. Moreover, several properties previously leased (71 million euros) were acquired under ownership following the aforementioned real estate space rationalization agreement, resulting in reclassification to owned buildings for a total of 82 million euros, including 11 million euros for improvements to third-party properties.

TIM S.p.A. Separate Financial Statements	Note 5	325
Tangible assets (owned and under finance leases)

Plant and equipment rose by 10 million euros compared to December 31, 2017, reflecting the surplus from the acquisition of IRU transmission capacity (of which 6 million euros were allocated to capex for the period and 3 million euros were allocated pro-rata to work in progress recognized in 2016).

Other rose by 7 million euros over December 31, 2017 and reflected the effects resulting from recognition of different leases on vehicles as finance leases based on the provisions of IAS 17. This resulted in an overall impact on the balance sheet at December 31, 2018 of 47 million euros in terms of higher tangible assets and related payables for finance leases.

Depreciation and impairment losses have been recorded in the income statement as components of EBIT.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2018 and December 31, 2017 can be summarized as follows:

		12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	3,391	(27)	(1,596)	1,768

Plant and equipment	101		(2)	99

Other	192		(59)	133

Construction in progress and advance payments	56			56

Total	3,756	(27)	(1,657)	2,072

		12/31/2018
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	2,792	(13)	(1,414)	1,365

Plant and equipment	114		(5)	109

Other	230		(90)	140

Construction in progress and advance payments	64			64

Total	3,216	(13)	(1,509)	1,694

TIM S.p.A. Separate Financial Statements	Note 5	326
Tangible assets (owned and under finance leases)

At December 31, 2018, lease payments due in future years and their present value were as follows:

	12/31/2018		12/31/2017
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	180	165	221	212

From 2 to 5 years after the end of the reporting period	804	663	842	689

Beyond 5 years after the end of the reporting period	1,245	697	2,306	1,052

Total	2,229	1,525	3,369	1,953

(millions of euros)	12/31/2018	12/31/2017
Future net minimum lease payments	2,229	3,369

Interest portion	(704)	(1,416)

Present value of lease payments	1,525	1,953

Finance lease liabilities (1)	1,604	2,003

Financial receivables for lease contracts (2)	(79)	(50)

Total net finance lease liabilities	1,525	1,953

(1)	These included 8 million euros of financial payables to Teleleasing (11 million euros at December 31, 2017) for direct and indirect lease transactions.
(2)

These relate to the present value of the payments to be received from the contractual relationships recognized as finance leases in accordance with IAS 17, as detailed in the Note “Financial assets (non-current and current)”.

At December 31, 2018, adjustments to lease payments based on the ISTAT price index totaled 13 million euros (13 million euros at December 31, 2017).

TIM S.p.A. Separate Financial Statements	Note 5	327
Tangible assets (owned and under finance leases)

NOTE 6

INVESTMENTS

Investments increased by 74 million euros compared to December 31, 2017 and included:

(millions of euros)	12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Subsidiaries	7,781		7,705

Associates and joint ventures	7	—	9	—

Other investments	33	33	33	33

Total	7,821	33	7,747	33

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2018, there were no significant transactions with subsidiaries, associates and joint ventures of TIM S.p.A..

As permitted by IFRS 9, TIM S.p.A. now measures all Other Investments at fair value through other comprehensive income (FVTOCI).

TIM S.p.A. Separate Financial Statements	Note 6	328
Investments

Movements during 2018 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2018 is presented in compliance with Article 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures”.

Investments

(thousands of euros)	Carrying amount at 12/31/2017	New IFRS 9 standards adoption	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2018
Investments in subsidiaries
4G RETAIL	15,108						—	15,108

ADVANCED CARING CENTER (#)	4						—	4

CD FIBER	50						—	50

FLASH FIBER	76,824		86,400				86,400	163,224

HR SERVICES	570						—	570

INFRASTRUTTURE WIRELESS ITALIANE	828,494						—	828,494

NOVERCA	20,202		40,000		(41,511)	—	(1,511)	18,691

OLIVETTI	16,530				(4,546)		(4,546)	11,984

PERSIDERA	137,641				(4,455)		(4,455)	133,186

TELECOM ITALIA CAPITAL	2,388						—	2,388

TELECOM ITALIA FINANCE	5,914,971						—	5,914,971

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA	—						—	—

TELECOM ITALIA SAN MARINO	7,565						—	7,565

TELECOM ITALIA SPARKLE	586,651					17	17	586,668

TELECOM ITALIA TRUST TECHNOLOGY	8,498						—	8,498

TELECOM ITALIA VENTURES	2,541						—	2,541

TELECONTACT CENTER	12,523						—	12,523

TELENERGIA	50						—	50

TELSY	14,517						—	14,517

TI AUDIT COMPLIANCE LATAM (in liquidation)	313						—	313

TI SPARKLE MED (#)	3						—	3
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES	—						—	—

TIM TANK	18,375		800				800	19,175

TIMB 2	—						—	—

TIMVISION	1,050		1,500				1,500	2,550

TN FIBER	39,800				(1,302)		(1,302)	38,498

	7,704,668	—	128,700	—	(51,814)	17	76,903	7,781,571

(#)	Company indirectly controlled by TIM S.p.A. whose employees subscribed to the 2010 and/or 2014 Broad-Based Share Ownership Plans (BBSOP).

TIM S.p.A. Separate Financial Statements	Note 6	329
Investments

(thousands of euros)	Carrying amount at 12/31/2017	New IFRS 9 standards adoption	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2018
Investments in associates and joint ventures
ALFIERE	—						—	—

AREE URBANE (in liquidation)	—						—	—

ASSCOM INSURANCE BROKERS	20						—	20

DONO PER ( in liquidation)	3			(3)			(3)	—

NORDCOM	2,143						—	2,143

TIGLIO I	6,597				(1,762)		(1,762)	4,835

TIGLIO II (in liquidation)	119						—	119

Consorzio EO (in liquidation)	—						—	—

	8,882	—	—	(3)	(1,762)	—	(1,765)	7,117

(thousands of euros)	Carrying amount at 12/31/2017	New IFRS 9 standards adoption	Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2018
Investments in other companies
ASSICURAZIONI GENERALI (**)	2,855				(116)		(116)	2,739

BANCA UBAE	1,898	2,218					2,218	4,116

FIN. PRIV.(**)	19,933				(4,340)		(4,340)	15,593

IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						—	3,832

ISTITUTO EUROPEO DI ONCOLOGIA	2,116	269					269	2,385

Other minor investments	2,782	—	1,712	(544)	—	—	1,168	3,950

	33,416	2,487	1,712	(544)	(4,456)	—	(801)	32,615

Total Investments	7,746,966	2,487	130,412	(547)	(58,032)	17	74,337	7,821,303

(**)	Investments measured at fair value.

TIM S.p.A. Separate Financial Statements	Note 6	330
Investments

NOTE 7

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2018	12/31/2017
Non-current financial assets
Financial receivables and other non-current financial assets
Financial receivables from subsidiaries			306	75

Financial receivables from associates and joint ventures			—	—

Financial receivables from other related parties			—	—

Financial receivables for lease contracts			15	17

Receivables from employees			39	43

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			385	310

Non-hedging derivatives			897	1,016

Other financial receivables			—	150

Total non-current financial assets	(a	)	1,642	1,611

Current financial assets
Securities other than investments
Held for trading				—

Held-to-maturity				—

Available-for-sale				746

Measured at amortized cost (AC)			—

Measured at fair value through other comprehensive income (FVTOCI)			466

Measured at fair value through profit or loss (FVTPL)			—

			466	746

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			—	100

Financial receivables for lease contracts			64	33

Receivables from employees			13	14

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			79	79

Non-hedging derivatives			165	98

Financial receivables from subsidiaries			4	1

Financial receivables from associates and joint ventures				—

Other financial receivables			—	—

Prepaid expenses			2	1

			327	326

Cash and cash equivalents			885	771

Total current financial assets	(b	)	1,678	1,843

Total financial assets	(c)=(a+b	)	3,320	3,454

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lease contracts amounted to 79 million euros (50 million euros at December 31, 2017), showing an increase of 29 million euros. The item includes the following contractual relationships recognized as finance leases in accordance with IAS 17:

◾	new commercial offers for Consumer and Business customers involving the rental of ADSL routers (37 million euros, 37 million euros at December 31, 2017);

TIM S.p.A. Separate Financial Statements	Note 7	331
Financial assets (non-current and current)

◾	Lease agreements entered into in prior years by Teleleasing and “full rent” rental agreements (8 million euros, 13 million euros at December 31, 2017);

◾

IRU network infrastructure sales agreements (equal to 34 million euros) recognized as finance leases in accordance with IAS 17 in consideration of the contractual term substantially close to the economic life of the asset.

Receivables from employees (current and non-current) include the remaining amount due on loans granted.

Hedging derivatives amounted to 464 million euros (389 million euros at December 31, 2017) and related to:

◾

hedged items classified as non-current assets/liabilities of a financial nature (385 million euros), mainly pertaining to the mark-to-market spot valuation component of cash flow hedge derivative contracts (of which 167 million euros entered into with Telecom Italia Finance S.A.) and fair value hedge derivative contracts;

◾	hedged items classified as current assets/liabilities of a financial nature (79 million euros), relating mainly to accrued income on cash flow hedge and fair value hedging derivative contracts.

Non-hedging derivatives amounted to 1,062 million euros (1,114 million euros at December 31, 2017) and included the asset value of transactions that TIM S.p.A. carries out on behalf of Group companies under centralized treasury arrangements. This item is offset by the corresponding item classified in financial liabilities. At December 31, 2018, non-hedging derivatives consisted of:

◾	elements classified as non-current financial assets (897 million euros), mainly pertaining to mark to market spot valuation of non-hedging derivative contracts;

◾	elements classified as current financial assets (165 million euros), relating to mark to market spot valuation and accrued income of non-hedging derivative contracts.

Further details are provided in the Note “Derivatives”.

Securities other than investments available-for-sale, maturing beyond three months and recognized at market value, amounting to 466 million euros (746 million euros at December 31, 2017), consisted of:

◾

Italian Treasury bonds (252 million euros). Under IFRS 9, such securities are classified as financial assets measured at fair value through other comprehensive income (FVTOCI). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

◾	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 240 million, resulting from the public buyback offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

Cash and cash equivalents rose by 114 million euros compared to December 31, 2017. The figure breaks down as follows:

(millions of euros)	12/31/2018	12/31/2017
Liquid assets with banks, financial institutions and post offices	881	722

Checks, cash and other receivables and deposits for cash flexibility	1	—

Receivables from subsidiaries	3	49

Total	885	771

The different technical forms of investing available cash can be analyzed as follows:

◾	maturities: investments have a maximum maturity of three months;

◾

counterparty risk: investments are made with leading banking and financial institutions with high credit quality and with a rating of at least BBB- according to Standard & Poor’s or similar rating agencies;

◾	Country risk: deposits have been made mainly in major European financial markets.

TIM S.p.A. Separate Financial Statements	Note 7	332
Financial assets (non-current and current)

NOTE 8

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

I Miscellaneous receivables and other non-current assets at December 31, 2018 breaks down as follows:

(millions of euros)			12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Miscellaneous receivables (non-current)
Miscellaneous receivables from subsidiaries			9	5	6	5

Miscellaneous receivables from associates			—	—	—	—

Other receivables			43	5	43	7

	(a	)	52	10	49	12

Other non-current assets
Deferred contract costs			1,631	—

Other cost deferrals			21	—

Medium/long-term prepaid expenses					1,703	—

	(b	)	1,652	—	1,703	—

Total	(a+b	)	1,704	10	1,752	12

The impacts caused by the adoption of IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	IFRS 15 reclassifications	IFRS 15 adjustments	1/1/2018
Miscellaneous receivables (non-current)
Miscellaneous receivables from subsidiaries			6	—	—	6

Miscellaneous receivables from associates			—	—	—	—

Other receivables			43	—	—	43

	(a	)	49	—	—	49

Other non-current assets
Deferred contract costs				1,729	(234)	1,495

Other cost deferrals			—	16	—	16

Medium/long-term prepaid expenses			1,703	(1,703)	—	—

	(b	)	1,703	42	(234)	1,511

Total	(a+b	)	1,752	42	(234)	1,560

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

TIM S.p.A. Separate Financial Statements	Note 8	333
Miscellaneous receivables and other non-current assets

Miscellaneous receivables (non-current)

Miscellaneous receivables (non-current) rose by 3 million euros compared to December 31, 2017 and include:

•

Receivables from subsidiaries (9 million euros at December 31, 2018): these referred mainly to the purchase for consideration under the joint investment agreement with the Editoriale L’Espresso group, which resulted in the acquisition of Rete A, relating to the possibility for TIM (as the absorbing entity) to acquire the TIMB2 Multiplex (5 million euros) and receivables from Inwit (4 million euros), subject to the relevant ministerial approvals;

•	other receivables(43 million euros at December 31, 2018): include current income tax receivables of 38 million euros (substantially unchanged compared to December 31, 2017).

Other non-current assets

Other non-current assets fell by 51 million euros compared to December 31, 2017 and includes:

•

Deferred contract costs (1,631 million euros at December 31, 2018): these relate to the deferral of costs connected with the activation and acquisition of new contracts with customers, classified at December 31, 2017 as Medium/long-term prepaid expenses.

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer.

That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal, at January 1, 2018, to 78 million euros (of which 42 million euros medium/long-term).

Contract costs from the activation of the phone service are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at December 31, 2018 was 7 years for fixed and 3 years for mobile;

•	Other cost deferrals (21 million euros at December 31, 2018): at December 31, 2017 they were included in the item Medium/long-term prepaid expenses; they mainly refer to rental costs;

•

Medium/long-term prepaid expenses as described in detail above, no longer present at December 31, 2018 in so far as they are included in the forgoing items; as at December 31, 2017, they mainly referred to the deferral of costs connected with the activation and acquisition of new contracts with customers.

The breakdown of the total deferred contract costs (non-current and current) at December 31, 2018 is provided below with details of the acquisition costs and costs for executing contracts, as well as their movements during the year:

(millions of euros)	12/31/2018
Deferred contract costs
Contract acquisition costs	1,253

Contract execution costs	1,033

Total	2,286

(millions of euros)	1/1/2018	Increase	Release to income statement	12/31/2018
Contract acquisition costs	1,129	476	(352)	1,253

Contract execution costs	904	348	(219)	1,033

Total deferred contract costs	2,033	825	(571)	2,286

TIM S.p.A. Separate Financial Statements	Note 8	334
Miscellaneous recivables and other non-currentassets

NOTE 9

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current income tax receivables (classified as Miscellaneous receivables and other non-current assets) amounted to 38 million euros at December 31, 2018, basically unchanged compared to December 31, 2017; they relate to non-assigned receivables for taxes and interest resulting from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs, relating to years prior to 2012, following the entry into force of Italian Decree Law 16/2012.

Current income tax receivables amounted to 166 million euros, up compared to the December 31, 2017 figure (0.5 million euros) as they comprise the IRES receivable for excess advances paid for the year 2018 (140 million euros) and the IRAP receivable of TIM for excess advances paid (26 million euros).

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

(millions of euros)	12/31/2018	12/31/2017
Deferred tax assets	882	902

Deferred tax liabilities	(3)	(2)

Total	879	900

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(millions of euros)	12/31/2018	12/31/2017
Deferred tax assets	945	978

Deferred tax liabilities	(66)	(78)

Total	879	900

TIM S.p.A. Separate Financial Statements	Note 9	335
Income tax expense (current and deferred)

The temporary differences which made up this line item at December 31, 2018 and 2017, as well as the movements during 2018 were as follows:

(millions of euros)	12/31/2017	Adoption of new standards	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2018
Deferred tax assets:
Provisions for pension fund integration Law 58/92	5					5

Provisions	382		(37)			345

Provision for bad debts	91	28	(1)			118

Financial instruments	345			(25)		320

Capital grants	1		(1)			—

Taxed depreciation and amortization	105		7			112

Discounting of provision for employee severance indemnities	27		(2)	(5)		20

Other deferred tax assets	22		2			24

Total	978	28	(31)	(30)		945

Deferred tax liabilities:
Accelerated depreciation	(6)		1			(5)

Deferred gains	(3)		1			(2)

Financial instruments	(12)			1		(11)

Bond issue expense	(11)		2			(9)

Other deferred tax liabilities	(46)	(34)	41			(39)

Total	(78)	(34)	45	1		(66)

Total Net deferred tax assets (liabilities)	900	(6)	14	(29)		879

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2018 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2018
Deferred tax assets	288	657	945

Deferred tax liabilities	(12)	(54)	(66)

Total Net deferred tax assets (liabilities)	276	603	879

CURRENT INCOME TAX PAYABLES

Current income tax payables amounted to 14 million euros at December 31, 2018 (55 million euros at December 31, 2017), down by 41 million euros.

TIM S.p.A. Separate Financial Statements	Note 9	336
Income tax expense (current and deferred)

INCOME TAX EXPENSE

The income tax expense for the years ended December 31, 2018 and 2017 is detailed below.

(millions of euros)	2018	2017
IRAP taxes for current year	131	158

IRES taxes for current year	253	357

Expenses/(income) from tax consolidation	17	9

Current taxes of prior years	47	(45)

Total current taxes	448	479

Deferred income taxes	12	(185)

Deferred taxes of prior years	(26)	17

Total deferred taxes	(14)	(168)

Total income tax expense for the year	434	311

The current IRES tax rate is 24%, while the IRAP tax rate is set at 3.9%.

The charge for current taxes of prior years (47 million euros) reflects the effects of the income tax return compared to the estimate made in the 2017 financial statements on the basis of the elements available at the time and the tax impact for the realignment of the initial tax differences arising from the adoption of IFRS 15 (22 million euros).

On the other hand, income from deferred taxes of prior years includes the benefit of removing the deferred tax liabilities recognized when IFRS 15 was adopted (34 million euros).

Realignment of the initial tax differences arising from adopting IFRS 15 therefore resulted in a net benefit of 12 million euros.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2018 (24%), and the effective tax charge in the separate financial statements is as follows:

(millions of euros)	2018	2017
Profit (loss) before tax
From continuing operations	(1,420)	1,399

Total profit (loss) before tax	(1,420)	1,399

Theoretical income tax	(341)	336

Income tax effect on increases (decreases) in variations:
dividends recognized in income	(28)	(58)

non-deductible impairments and losses on investments	13	7

Non-deductible depreciation and amortization and write-downs	646	1

non-deductible costs	21	3

other items (accelerated depreciation and amortization, economic growth aid (ACE), etc.)	(31)	(81)

IRES taxes for previous years	25	(26)

Effective income tax recognized in income statement, excluding IRAP tax	305	182

IRAP tax	129	129

Total effective income tax recognized in income statement	434	311

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP tax) has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a different tax base to the pre-tax profit.

TIM S.p.A. Separate Financial Statements	Note 9	337
Income tax expense (current and deferred)

NOTE 10

INVENTORIES

Inventories amounted to 262 million euros at December 31, 2018, showing an increase of 84 million euros compared to December 31, 2017 (178 million euros). They mainly consist of equipment and handsets for fixed-line and mobile telecommunications and related accessories.

In 2018, write-downs of inventories amounted to 2 million euros.

No inventories are pledged as collateral.

TIM S.p.A. Separate Financial Statements	Note 10	338
Inventories

NOTE 11

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

I Trade and miscellaneous receivables and other current assets at December 31, 2018 breaks down as follows:

(millions of euros)			12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Amounts due on construction contracts	(a	)	51		34

Trade receivables
Receivables from customers			1,364	1,364	1,586	1,586

Receivables from other telecommunications operators			888	888	791	791

Receivables from subsidiaries			357	357	320	320

Receivables from associates and joint ventures			2	2	2	2

Receivables from other related parties			1	1	4	4

Customer collections pending credit			13	13	42	42

	(b	)	2,625	2,625	2,745	2,745

Miscellaneous receivables (current)
Receivables from subsidiaries			10	—	12	—

Receivables from associates and joint ventures			—	—	—	—

Receivables from other related parties			—	—	—	—

Other receivables			298	121	417	146

	(c	)	308	121	429	146

Other current assets
Contract assets			46	46

Deferred contract costs			655	—

Other cost deferrals			165	—

Trade and miscellaneous prepaid expenses					727	—

	(d	)	866	46	727	—

Total	(a+b+c+d	)	3,850	2,792	3,935	2,891

TIM S.p.A. Separate Financial Statements	Note 11	339
Trade and miscellaneous receivables and other current assets

The impacts caused by the adoption of IFRS 9 and IFRS 15 are summarized below:

(millions of euros)			12/31/2017	Adoption of new standards			1/1/2018
				Reclassifications IFRS 15	Adjustments IFRS 9	Adjustments IFRS 15
Amounts due on construction contracts	(a	)	34	—	—	—	34

Trade receivables
Receivables from customers			1,586	—	(114)	—	1,472

Receivables from other telecommunications operators			791	—	—	—	791

Receivables from subsidiaries			320	—	—	—	320

Receivables from associates and joint ventures			2	—	—	—	2

Receivables from other related parties			4	—	—	—	4

Customer collections pending credit			42	—	—	—	42

	(b	)	2,745	—	(114)	—	2,631

Miscellaneous receivables (current)
Receivables from subsidiaries			12				12

Receivables from associates and joint ventures			—	—	—	—	—

Receivables from other related parties			—	—	—	—	—

Other receivables			417				417

	(c	)	429	—	—	—	429

Other current assets
Contract assets			—	—	—	33	33

Deferred contract costs			—	588	—	(50)	538

Other cost deferrals			—	175	—	—	175

Trade and miscellaneous prepaid expenses			727	(727)		—	—

	(d	)	727	36	—	(17)	746

Total	(a+b+c+d	)	3,935	36	(114)	(17)	3,840

For more detailed information on the impacts caused by the adoption of IFRS 9 and IFRS 15, please refer to the Note “Accounting Standards”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The analyses of the aging of Financial Instruments included in trade, miscellaneous and other current assets at December 31, 2018 and 2017 are provided below:

					Overdue:
(millions of euros)	12/31/2018	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade, miscellaneous and other current assets	2,792	2,281	511	40	94	121	256

					Overdue:
(millions of euros)	12/31/2017	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade, miscellaneous receivables and other current assets	2,891	2,264	627	207	128	122	170

TIM S.p.A. Separate Financial Statements	Note 11	340
Trade and miscellaneous receivables and other current assets

Net trade and miscellaneous receivables include assets deriving from contracts with customers (Contract Assets) for 46 million euros; a decrease of 99 million euros compared to December 31, 2017, mainly as a result of the impact – totaling 135 million euros at December 31, 2018 - of the application of the new IFRS 9 standard on the adjustment of credit risk hedging in expected credit loss, with effects on all age bands and segments. In particular:

•

current net receivables: posted a growth of 17 million euros, due to the adoption of IFRS 15 and the consequent recognition of Assets deriving from contracts with customers (Contract Assets) following the early recognition of revenues, as well as of the gross credit line of Consumer Subscribers (as a result of tariff reformulation and new commercial offers). This performance is offset by the impacts of the aforementioned application of IFRS 9 and by the recognition of the significant financial component for “installment sales”;

•

overdue net receivables: fell by 116 million euros, due to the effect of the short-term receivables (-167 million for overdue receivables from 0 to 90 days) resulting from the further disposals, as well as the aforementioned impacts related to the credit risk adjustment, the reformulation of billing calendars and the improvement in collections from Top customers. This decrease is partially offset by the increase in wholesale receivables from other telecommunications operators with a maturity of over 365 days (+97 million).

Amounts due on construction contracts

Amounts due on construction contracts totaled 51 million euros (34 million euros at December 31, 2017) and included 2 million euros of receivables due from the subsidiary Flash Fiber.

Trade receivables

Trade receivables amounted to 2,625 million euros (2,745 million euros at December 31, 2017) and are stated net of the provision for bad debts of 541 million euros (416 million euros at December 31, 2017).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2018	12/31/2017
At January 1	416	479

IFRS 9 adoption effect	114

Provision charges to the income statement	172	145

Draw downs and other changes	(161)	(208)

At December 31	541	416

As already previously discussed, the adoption of the new standard IFRS 9 (Financial Instruments) starting from January 1, 2018 resulted in the recognition of 114 million euros of higher write-downs for expected credit losses on trade receivables, due to the introduction of the expected credit loss model as per IFRS 9, replacing the incurred loss model required by IAS 39.

The decrease in trade receivables of 120 million euros compared to December 31, 2017 was mainly due to the changes in the receivables due from customers, partially offset by the changes in receivables due from other operators. In particular, we report:

◾	Receivables from customers: amounted to 1,364 million euros and fell by 222 million euros compared to December 31, 2017;

◾	Receivables from other operators: amounted to 888 million euros and rose by 97 million euros compared to December 31, 2017;

◾

Receivables from subsidiaries: amounted to 357 million euros and rose by 37 million euros compared to December 31, 2017; they mainly related to TLC services and products provided to Flash Fiber (166 million euros), INWIT (45 million euros), 4G Retail (33 million euros), Telecom Italia Sparkle (30 million euros) and Olivetti (26 million euros);

◾	Receivables from associates and joint ventures: amounted to 2 million euros and mainly refer to the companies Alfiere and Tiglio 1.

Miscellaneous receivables (current)

Miscellaneous receivables (current) amounted to 308 million euros (net of a provision for bad debts totaling 51 million euros), decreasing 121 million euros compared to December 31, 2017. Specifically, they consisted of:

◾

Receivables from subsidiaries: they amounted to 10 million euros (12 million euros at December 31, 2017) and refer to receivables from Group companies under the tax consolidation arrangement totaling 3 million euros (mainly from INWIT) and to other receivables for 7 million euros (mainly from INWIT, Persidera and Telecom Italia Capital);

TIM S.p.A. Separate Financial Statements	Note 11	341
Trade and miscellaneous receivables and other current assets

◾	Other receivables: totaled 298 million euros and break down as follows:

(millions of euros)	12/31/2018	12/31/2017
Advances to suppliers	11	2

Receivables from employees	9	9

Tax receivables	3	15

Receivables for grants from the government and public entities	91	207

Sundry receivables	184	184

Total	298	417

Tax receivables totaling 3 million euros mostly consisted of credits resulting from tax returns, tax credits, as well as the VAT receivable on the purchase of vehicles and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the government and public entities (91 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement when the related plants become ready for use.

Sundry receivables mainly included:

◾	receivables for with-recourse assignments to factoring companies (60 million euros);

◾	receivables from social security and assistance agencies (23 million euros);

◾	miscellaneous receivables from OLOs (42 million euros).

Other current assets

This item rose by 139 million euros compared to December 31, 2017 and includes:

◾

Contract assets: the item, totaling 33 million euros, was introduced at January 1, 2018 in light of the adoption of IFRS 15 due to early recognition of revenues for those contracts including performance obligations with different recognition time schedules (such as bundled goods and services) in which the goods recognized “at point in time” are sold at a discounted price or for those contracts that include a discount for a time period under the minimum contractual term. Contract Assets amounted to 46 million euros at December 31, 2018 and are stated net of the relevant provision of 3 million euros for bad debts. The increase of the year, due to early recognition of revenues with resulting recognition of the Contract Asset, is associated with the recognition of bundle offers of goods and services entailing giving the customer a discount for a period less than the minimum contractual term (usually 6 or 12 months in 24-month contracts), and with the contractual amendments introduced following changes in pricing, new subscribed services and discounts granted to customers.

◾

Deferred contract costs: amounted to 655 million euros and mainly related to the deferral of costs connected with the activation and acquisition of new contracts with customers (which at December 31, 2017 were classified as “trade and miscellaneous prepaid expenses”).

Under previous accounting policies, contract costs (incremental costs of obtaining a contract and costs to fulfill a contract) were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. That approach is substantially confirmed under IFRS 15, with the exception of the reclassification of subscriber acquisition costs (SACs) connected to contracts with lock-in clauses from intangible assets, equal, at January 1, 2018, to 78 million euros (of which 36 million euros short-term). Contract costs from the activation of the phone service are deferred throughout the expected life of the relationship with the customer, taking also into account the reasonable expectations of cash flows arising from these services. The average expected duration at December 31, 2018 was 7 years for fixed and 3 years for mobile.

For additional details on the deferred contract costs and their movement during the year, please refer to the Note “Miscellaneous receivables and other non-current assets”;

◾

Other cost deferrals: amounted to 165 million euros, and at December 31, 2017 they were included in the line item “Trade and miscellaneous prepaid expenses”. They referred for 17 million euros, to cost deferrals connected to building leases, for 59 million euros to rent payments, for 2 million euros to maintenance fees and for 5 million euros to insurance premiums;

◾

Trade and miscellaneous prepaid expenses: as detailed above, no longer present at December 31, 2018 as included in the aforementioned items; at December 31, 2017 they totaled 727 million euros, of which 521 million euros related to the deferral of costs for the activation and acquisition of new contracts with customers (reclassified in 2018 as explained above to the item “deferred contract costs”).

TIM S.p.A. Separate Financial Statements	Note 11	342
Trade and miscellaneous receivables and other current assets

NOTE 12

EQUITY

Equity consisted of:

(millions of euros)	12/31/2018	12/31/2017
Share capital issued	11,677	11,677

less: Treasury shares	(21)	(21)

Share capital	11,656	11,656

Additional paid-in capital	2,094	2,094

Legal reserve	2,294	2,240

Other reserves:
Merger surplus reserve	1,721	1,721

Other	(271)	(365)

Total other reserves	1,450	1,356

Retained earnings, including profit (loss) for the year	644	2,723

Total	18,138	20,069

Movements in share capital during 2018 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2017 and at December 31, 2018

(number of shares)			At 12/31/2017	Share issues	At 12/31/2018	% of share capital
Ordinary shares issued	(a	)	15,203,122,583		15,203,122,583	71.61

less: treasury shares	(b	)	(37,672,014)		(37,672,014)

Ordinary shares outstanding	(c	)	15,165,450,569		15,165,450,569

Savings shares issued and outstanding	(d	)	6,027,791,699		6,027,791,699	28.39

Total shares issued	(a+d	)	21,230,914,282		21,230,914,282	100.00

Total shares outstanding	(c+d	)	21,193,242,268		21,193,242,268

Reconciliation between the value of shares outstanding at December 31, 2017 and at December 31, 2018

(thousands of euros)			Share capital at 12/31/2017	Change in share capital	Share capital at 12/31/2018
Ordinary shares issued	(a	)	8,361,718		8,361,718

less: treasury shares	(b	)	(20,720)		(20,720)

Ordinary shares outstanding	(c	)	8,340,998		8,340,998

Savings shares issued and outstanding	(d	)	3,315,285		3,315,285

Total share capital issued	(a+d	)	11,677,003		11,677,003

Total share capital outstanding	(c+d	)	11,656,283		11,656,283

The share capital was unchanged compared to December 31, 2017.

TIM S.p.A. Separate Financial Statements	Note 12	343
Equity

Share capital information

The TIM S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

•

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•

if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, when there is no profit or insufficient profit reported in the separate financial statements for the year to satisfy the rights of the savings shares, the shareholders’ meeting called to approve those separate financial statements may choose to satisfy the dividend right and/or the additional right by distributing available reserves. The distribution of available reserves for such payments excludes the application of the mechanism extending the right to the preferred dividend not paid through the distribution of profits for the following two years;

•

the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191 million euros.

— ● —

Additional paid-in capital at December 31, 2018 amounted to 2,094 million euros, showing no change on December 31, 2017.

The Legal reserve at December 31, 2018, amounted to 2,294 million euros, an increase of 54 million euros due to the allocation of the profit for the year 2017. The legal reserve carries a tax suspension restriction up to the amount of 1,835 million euros.

Other reserves totaled 1,450 million euros at December 31, 2018, increasing by 94 million euros compared to December 31, 2017.

The Other reserves moved through the Statements of Comprehensive Income were broken down as follows:

•

Reserve for remeasurements of employee defined benefit plans (negative 81 million euros): the item rose by 15 million euros compared to December 31, 2017, due to the recognition of actuarial gains on employee severance indemnities in 2018, net of related tax effects (5 million euros);

•

Reserve for cash flow hedges (a negative 992 million euros; a negative 1,053 million euros at December 31, 2017): this reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

TIM S.p.A. Separate Financial Statements	Note 12	344
Equity

•

Reserve for financial assets measured at fair value through other comprehensive income (17 million euros): increased by 15 million euros compared to December 31, 2017, following the adoption, on January 1, 2018, of the new IFRS 9 standard (11 million euros), as well as the positive change to securities other than investments ( 8 million euros), partially offset by the decline in investments (4 million euros).

The Other reserves also include:

•	Merger surplus reserve (1,721 million euros) unchanged compared to December 31, 2017;

•	Reserve for other equity instruments: this reserve amounted to 196 million euros (up by 2 million euros compared to December 31, 2017) and consisted of:

•	the amount of the convertible bond maturing 2015-2022 (186 million euros);

•	the amount of the Special Award incentive plan, approved by the Shareholders’ Meeting on May 25, 2016 (2 million euros);

•	the amount of the 2018-2020 Long Term Incentive Plan, approved by the Shareholders’ Meeting on April 24, 2018 (2 million euros);

•	the value of the stock options granted under the 2014-2016 Stock Option Plan (6 million euros).

For further details, please refer to the Note “Equity Compensation Plans”.

•	Unavailable reserve originating from the application of Article 7, paragraph 7 of Italian Legislative Decree 38/2005 (521 million euros): unchanged from December 31, 2017;

•	Miscellaneous reserves (68 million euros).

Retained earnings (accumulated losses), including profit (loss) for the year, was positive by 664 million euros at December 31, 2018, with a decrease of 2,079 million euros compared to December 31, 2017. The changes are linked to the following declines:

•	1,854 million euros referring to the profit of 2018;

•	166 million euros following the distribution of dividends relating to the 2017 financial statements, as approved by the same Shareholders’ Meeting of April 24, 2018.

•	54 million euros associated with the allocation to the legal reserve of 5% of the profit for 2017, as approved by the Shareholders’ Meeting on April 24, 2018;

•	5 million euros relating to the adoption of the new IFRS 9 and IFRS 15 standards as at January 1, 2018.

TIM S.p.A. Separate Financial Statements	Note 12	345
Equity

The following statement provides additional disclosure on equity and is prepared pursuant to Article 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in the three-year period 2015-2017.

Statement according to Article 2427, 7-bis

Nature/Description (millions of euros)	Amount at 12/31/2018	Possibility of utilization	Amount available	Summary of the amounts utilized in the three-year period 2016-2018
				for absorption of losses	for other reasons
Share capital	11,656

Capital reserves:
Additional Paid-in capital	2,095	A,B,C	2,095

Legal reserve	1,953	B

Reserve for other equity instruments	196	B

Other	59	A,B,C	59	25

Reserve for remeasurements of employee defined benefit plans	57	A,B,C	57

Reserve pursuant to Article 7, paragraph 7, Italian Law Decree 38/2005	521	B

Merger surplus reserve	1,678	A,B,C	1,678		166

Profit reserves:
Additional Paid-in capital	(1)	A,B,C	(1)

Legal reserve	341	B

Reserve pursuant to Article 34, Italian Law 576/1975	13	A,B,C	13

Other	14		14	69

Reserve for cash flow hedges and related underlyings	(992)	A,B,C	(992)

Reserve for financial assets measured at fair value through other comprehensive income	17	B

Reserve for remeasurements of employee defined benefit plans	(138)	B	(138)

Merger surplus reserve	43	A,B,C	43

Retained earnings	2,498	A,B,C	2,498	363

Total	20,010		5,326	457	166

Treasury shares			(40)

Amount not distributable (1)			(42)

Remaining amount distributable			5,244

Key:

A =	for share capital increase;
B =	for absorption of losses;
C =	for distribution to shareholders
(3)	Represents the amount not distributable as the part of additional paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital.

Specifically, the amounts shown in the column “Summary of the amounts utilized in the three-year period 2016/2018 – for other reasons” mainly relate to the distribution of dividends, as well as costs connected to the distribution of the dividends.

TIM S.p.A. Separate Financial Statements	Note 12	346
Equity

The table below shows the restrictions, pursuant to Article 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(millions of euros)
Off-book deductions at December 31, 2017	25

Reversal for taxation during the year	(2)

Off-book deductions at December 31, 2018	23

Deferred taxes (IRES and IRAP)	(6)

Restriction on equity at December 31, 2018	17

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2017, the deductions decreased by 2 million euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Italian Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 17 million euros.

At December 31, 2018, the Company had tax-suspended reserves of 1,848 million euros, subject to taxation in the event of distribution, on which deferred taxes had not been allocated as their distribution is not foreseen.

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on the issuance of the convertible bond by TIM S.p.A. in March 2015, the authorizations to increase the share capital in place at December 31, 2018, and the options and rights granted under equity compensation plans, still outstanding at December 31, 2018:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Capital increases already approved (ordinary shares)
2014-2016 Stock Option Plan
	133,042	73	80	1.15
	343,069	189	158	1.01
	893,617	492	393	0.99
	13,497,406	7,423	5,264	0.94

Stock Options	14,867,134	8,177	5,895

2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,177

(*)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

TIM S.p.A. Separate Financial Statements	Note 12	347
Equity

NOTE 13

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		12/31/2018	12/31/2017
Non-current financial liabilities
Financial payables (medium/long-term)
Bonds		12,091	13,040

Convertible bonds		1,893	1,862

Amounts due to banks		2,854	2,853

Payables to other lenders		—	—

Payables to subsidiaries		4,174	5,970

		21,012	23,725

Finance lease liabilities (medium/long-term)
Payables to subsidiaries		—	1

Payables to associates		—	—

Payables to others		1,445	1,855

		1,445	1,856

Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,423	1,870

Non-hedging derivatives		897	1,016

Deferred income		—	—

		2,320	2,886

Total non-current financial liabilities	(a)	24,777	28,467

Current financial liabilities
Financial payables (short-term)
Bonds		2,120	1,522

Convertible bonds		6	6

Amounts due to banks		1,459	1,666

Payables to other lenders		60	85

Payables to subsidiaries		3,572	531

Payables to associates		—	—

		7,217	3,810

Finance lease liabilities (short-term)
Payables to subsidiaries		—	1

Payables to associates		—	—

Payables to others		159	146

		159	147

Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		362	143

Non-hedging derivatives		165	97

Deferred income		—	—

		527	240

Total Current financial liabilities	(b)	7,903	4,197

Total financial liabilities (Gross Financial Debt)	(a+b)	32,680	32,664

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

TIM S.p.A. Separate Financial Statements	Note 13	348
Financial liabilities (non-current and current)

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2018 (millions of foreign currency)	12/31/2018 (millions of euros)	12/31/2017 (millions of foreign currency)	12/31/2017 (millions of euros)
USD	2,506	2,189	2,512	2,094

GBP	1,267	1,416	1,266	1,426

JPY	20,034	159	20,033	148

EURO		28,916	—	28,996

		32,680		32,664

The breakdown of gross financial debt by effective interest-rate bands applicable to the original transaction is provided below, excluding the effect of any derivative hedging instruments:

(millions of euros)	12/31/2018	12/31/2017
Up to 2.5%	7,813	7,298

From 2.5% to 5%	11,590	10,707

From 5% to 7.5%	8,063	8,805

From 7.5% to 10%	1,794	2,019

Over 10%	59	201

Accruals/deferrals, MTM and derivatives	3,361	3,634

	32,680	32,664

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2018	12/31/2017
Up to 2.5%	12,198	11,388

From 2.5% to 5%	7,740	7,129

From 5% to 7.5%	7,528	8,293

From 7.5% to 10%	1,794	2,019

Over 10%	59	201

Accruals/deferrals, MTM and derivatives	3,361	3,634

	32,680	32,664

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Bonds	1,783	1,267	564	3,086	2,419	6,730	15,849

Loans and other financial liabilities	3,213	728	1,275	873	437	4,141	10,667

Finance lease liabilities	141	141	140	115	117	932	1,586

Total	5,137	2,136	1,979	4,074	2,973	11,803	28,102

Current financial liabilities	2,247	—	—	—	—	—	2,247

Total	7,384	2,136	1,979	4,074	2,973	11,803	30,349

TIM S.p.A. Separate Financial Statements	Note 13	349
Financial liabilities (non-current and current)

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current portion	12,091	13,040

Current portion	2,120	1,522

Total carrying amount	14,211	14,721

Fair value adjustment and measurement at amortized cost	(362)	(335)

Total nominal repayment amount	13,849	14,227

The convertible bonds include the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current portion	1,893	1,862

Current portion	6	6

Total carrying amount	1,899	1,868

Fair value adjustment and measurements at amortized cost	101	132

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 15,849 million euros, down by 378 million euros compared to December 31, 2017 (16,227 million euros) as a result of new issues and repayments in 2018.

The following table lists the bonds issued by TIM S.p.A., expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/18 (%)	Market value at 12/31/18 (millions of euros)
Bonds issued
Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	100.486	836

GBP	850	950.2	6.375%	6/24/04	6/24/19	98.850	101.761	967

Euro	719.4	719.4	4.000%	12/21/12	1/21/20	99.184	103.331	743

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	106.290	582

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	105.849	597

Euro	(a) 202.7	202.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	203

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	108.430	958

Euro	(b) 2,000	2,000	1.125%	3/26/15	3/26/22	100	93.934	1,879

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	102.010	1,020

GBP	375	419.2	5.875%	5/19/06	5/19/23	99.622	104.518	438

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	98.417	984

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	103.328	775

USD	1,500	1,310	5.303%	5/30/14	5/30/24	100	95.530	1,251

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	97.468	975

Euro	750	750	2.875%	6/28/16	1/28/26	100	95.218	714

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	99.952	1,000

Euro	1,250	1,250	2.375%	10/12/17	10/12/27	99.185	89.357	1,117

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	97.104	651

Total		15,849						15,690

(a)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.

TIM S.p.A. Separate Financial Statements	Note 13	350
Financial liabilities (non-current and current)

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The change in bonds during 2018 was as follows:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 2.875% (1/28/2026)	Euro	750	6/28/2018

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia S.p.A. 582 million euros 6.125% (2)	Euro	582	12/14/2018

•	Net of buy-backs totaling 157 million euros made by the company in 2015.
•	Net of buy-backs totaling 168 million euros made by the company in 2015.

Medium/long-term amounts due to banks totaled 2,854 million euros (2,853 million euros at December 31, 2017). Short-term amounts due to banks totaled 1,459 million euros, down by 207 million euros (1,666 million euros at December 31, 2017) and included 924 million euros of the current portion of medium/long-term amounts due to banks.

Short-term payables to other lenders amounted to 60 million euros (85 million euros at December 31, 2017).

Medium/long-term payables to subsidiaries amounted to 4,174 million euros, showing a decrease of 1,796 million euros compared to December 31, 2017 (5,970 million euros). They consisted of loans obtained from Telecom Italia Capital S.A. (2,565 million euros) and from Telecom Italia Finance S.A. (1,609 million euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets.

Short-term payables to subsidiaries amounted to 3,572 million euros and increased by 3,041 million euros compared to December 31, 2017 (531 million euros). They consist of:

•	the current portion of medium/long-term loans to Telecom Italia Capital S.A. (1,921 million euros), Telecom Italia Finance S.A. (35 million euros);

•	short-term financing relationships entered into with Telecom Italia Finance S.A. (800 million euros);

•

current account transactions as part of the treasury services which are conducted at market rates for a total of 816 million euros, particularly conducted with Telecom Italia Finance S.A. (530 million euros), Telecom Italia Sparkle (156 million euros), Telecontact (27 million euros), TN Fiber (23 million euros), Telenergia (20 million euros), Noverca (14 million euros), H.R. Services (13 million euros), Telecom Italia Trust Technology (10 million euros).

Medium/long-term finance lease liabilities totaled 1,445 million euros (1,856 million euros at December 31, 2017) and mainly related to property leases recognized under IAS 17 using the financial method. Short-term finance lease liabilities amounted to 159 million euros (147 million euros at December 31, 2017) and referred to the current portion of medium/long-term finance lease liabilities. In view of the real estate rationalization plan currently underway and the consequent reconsideration of the likelihood of exercising the option of renewing the real-estate lease agreements at expiry, the liability and the value of the assets held under finance lease were written down by 215 million euros. Moreover, during 2018, 47 million euros of higher debt for finance leases and higher tangible assets were posted, following the recognition of additional vehicle lease agreements in accordance with IAS 17.

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amounted to 1,423 million euros (1,870 million euros at December 31, 2017). Hedging derivatives relating to hedged items classified as current liabilities of a financial nature amounted to 362 million euros (143 million euros at December 31, 2017).

Medium/long-term non-hedging derivatives amounted to 897 million euros (1,016 million euros at December 31, 2017). Short-term non-hedging derivatives amounted to 165 million euros (97 million euros at December 31, 2017). These line items include the measurement of transactions which TIM S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function, and are offset in full by the corresponding items classified as financial assets.

Further details are provided in the Note “Derivatives”.

TIM S.p.A. Separate Financial Statements	Note 13	351
Financial liabilities (non-current and current)

COVENANTS, NEGATIVE PLEDGES AND OTHER CONTRACT CLAUSES IN EFFECT AT DECEMBER 31, 2018

Bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(17); furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since the bonds were placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, they carry negative pledges, such as, for example, the commitment not to pledge the company’s assets as collateral for loans.

With regard to loans taken out by TIM S.p.A. with the European Investment Bank (EIB), at December 31, 2018, the nominal amount of outstanding loans amounted to 1,350 million euros, of which 800 million euros at direct risk and 550 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros are subject to the following covenants:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes of or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 550 million euros, and direct risk loans are subject to the following covenants:

•

“Inclusion clause”, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or an amendment of the loan contract in order to establish an equivalent provision in favor of the EIB;

•

“Network Event”, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case, more than half in quantitative terms) to third parties not controlled by the Company, or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which may then opt to demand collateral or an amendment of the loan contract or choose an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to pledge the Company’s assets as collateral for loans (negative pledge) and the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in export credit loan agreements.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfers of business, involving entities outside the Group. Such an Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment.

Finally, as at December 31, 2018, no covenant, negative pledge or other clause relating to the debt position, had in any way been breached or violated.

(17)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., as further detailed below.

TIM S.p.A. Separate Financial Statements	Note 13	352
Financial liabilities (non-current and current)

REVOLVING CREDIT FACILITY

The following table shows committed credit lines available at December 31, 2018.

(billions of euros)	12/31/2018		12/31/2017
	Approved	Drawdowns	Approved	Drawdowns
Revolving Credit Facility – maturing May 2019	—	—	4.0	—

Revolving Credit Facility – maturing March 2020	—	—	3.0	—

Revolving Credit Facility – maturing January 2023	5.0	—	—	—

Total	5.0		7.0	—

On January 16, 2018, two syndicated Revolving Credit Facilities existing at December 31, 2017 were closed in advance and replaced by a new syndicated Revolving Credit Facility for a total of 5 billion euros, maturing on January 16, 2023, currently not drawn.

At December 31, 2018, TIM had bilateral Term Loans for 1,475 million euros and overdraft facilities for 250 million euros, drawn down for the full amount.

TIM’S RATING

At December 31, 2018, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Negative

TIM S.p.A. Separate Financial Statements	Note 13	353
Financial liabilities (non-current and current)

NOTE 14

NET FINANCIAL DEBT

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2018 and December 31, 2017, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of European Commission Regulation implementing the Prospectus Directive”, issued by the former CESR (Committee of European Securities Regulators) on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the TIM Group and presented in the Report on Operations.

(millions of euros)			12/31/2018	12/31/2017
Non-current financial liabilities			24,777	28,467

Current financial liabilities			7,903	4,197

Total gross financial debt	(a	)	32,680	32,664

Non-current financial assets (°)

Non-current financial receivables for lease contract			(15)	(17)

Non-current hedging derivatives			(385)	(310)

	(b	)	(400)	(327)

Current financial assets

Securities other than investments			(466)	(746)

Financial receivables and other current financial assets			(327)	(326)

Cash and cash equivalents			(885)	(771)

	(c	)	(1,678)	(1,843)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	30,602	30,494

Non-current financial assets (°)

Other financial receivables and other non-current financial assets	(e)		(1,242)	(1,284)

Net financial debt (*)	(f=d+e	)	29,360	29,210
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(g	)	(1,307)	(1,414)

Adjusted net financial debt	(f+g)		28,053	27,796

(*)	As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions “.
(º)	At December 31, 2018 and at December 31, 2017, Non-current financial assets (b + e) amounted to 1,642 million euros and 1,611 million euros, respectively.

TIM S.p.A. Separate Financial Statements	Note 14	354
Net financial debt

The following additional disclosures are provided in accordance with IAS 7:

Additional cash flow information required by IAS 7

			12/31/2017	Cash movements		Non-cash movements			12/31/2018
(thousands of euros)				Receipts and/or issues	Payments and/or reimbursements	Differences exchange rates	Fair value changes	Other changes and reclassifications
Financial payables (medium/long-term):
Bonds			14,562	750	(1,175)	48	23	3	14,211

Convertible bonds			1,868					31	1,899

Amounts due to banks			3,739	1,627	(1,591)			3	3,778

Other financial payables			6,358	255	(534)	50		1	6,130

	(a	)	26,527	2,632	(3,300)	98	23	38	26,018

of which short-term			2,802						5,006

Finance lease liabilities (medium/long-term):			2,003	91	(234)			(256)	1,604

	(b	)	2,003	91	(234)	—	—	(256)	1,604

of which short-term			147						159

Other financial liabilities (medium/long-term):
Hedging derivative liabilities relating to hedged items classified as non-current assets/liabilities of a financial nature			1,927			(28)	(146)	(3)	1,750

Non-hedging derivatives			1,113			228	(278)	(1)	1,062

	(c	)	3,040	—	—	200	(424)	(4)	2,812

of which short-term			154			341	1	(4)	492

Financial payables (short-term):

Amounts due to banks			780					(245)	535

Other financial payables			228					1,448	1,676

Hedging derivative liabilities relating to hedged items classified as current assets/liabilities of a financial nature			86			(52)	3	(2)	35

	(d	)	1,094	—	—	(52)	3	1,201	2,246

Total Financial liabilities (Gross financial debt)
	(e=a+b+c+d	)	32,664	2,723	(3,534)	246	(398)	979	32,680

Hedging derivative receivables relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(f	)	389			70	1	4	464

Non-hedging derivative receivables	(g	)	1,114			228	(278)	(2)	1,062

Total	(h=e-f-g	)	31,161	2,723	(3,534)	(52)	(121)	977	31,154

In relation to “Exchange rate differences”, the line item “Hedging derivative liabilities relating to hedged items classified as current assets/liabilities of a financial nature” referred to the hedging of bonds issued in US dollars by Telecom Italia Capital S.A., which were acquired on the market on July 20, 2015 and are held in portfolio by TIM S.p.A.. The bonds have not been presented in the table shown above as their presentation is not required under new paragraph 44 of IAS 7 (they are not assets hedging liabilities arising from financial assets).

TIM S.p.A. Separate Financial Statements	Note 14	355
Net financial debt

NOTE 15

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF TIM S.p.A.

As reported in the Note “Financial Risk Management” of the consolidated financial statements of the TIM Group, TIM S.p.A. adheres to the Guidelines on “Management and control of financial risk” established for the Group.

The risk management policies of TIM S.p.A. observe the policies for the diversification of risks identified for the Group. An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by TIM S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans in euros. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

TIM S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

INTEREST RATE RISK: SENSITIVITY ANALYSIS

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of TIM S.p.A. derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by TIM S.p.A. to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if, at December 31, 2018, the interest rates in the various markets in which TIM S.p.A. operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 83 million euros (77 million euros at December 31, 2017).

ALLOCATION OF THE FINANCIAL STRUCTURE BETWEEN FIXED RATE AND VARIABLE RATE

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

TIM S.p.A. Separate Financial Statements	Note 15	356
Financial risk management

Total Financial liabilities (at the nominal repayment amount)

	12/31/2018			12/31/2017
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	11,312	4,537	15,849	11,689	4,438	16,227

Loans and other financial liabilities (*)	9,486	5,014	14,500	9,220	4,163	13,383

Total	20,798	9,551	30,349	20,909	8,701	26,610

(*)

At December 31, 2018, current liabilities totaled 2,247 million euros, of which 1,451 million euros at variable rates (1,097 million euros at December 31, 2016, of which 722 million euros at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2018			12/31/2017
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	885	885	—	871	871

Securities	431	—	431	720	—	720

Other receivables	779	361	1,140	602	135	737

Total	1,210	1,246	2,456	1,322	1,006	2,328

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2018		12/31/2017
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	15,677	4.06	16,013	4.20

Loans and other financial liabilities	13,642	3.15	13,018	3.41

Total	29,319	3.64	29,031	3.85

Total Financial assets

	12/31/2018		12/31/2017
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	885	0.02	871	0.08

Securities	431	3.36	720	4.82

Other receivables	440	1.51	335	0.86

Total	1,756	1.21	1,926	1.99

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Credit risk represents TIM’s exposure to possible losses arising from the failure of commercial or financial counterparties to fulfill their assumed obligations. To measure this risk over time for impairment of financial assets (trade receivables due from customers included), the introduction of IFRS 9 required switching from the incurred loss model pursuant to IAS 39 to the expected credit loss model.

TIM S.p.A. Separate Financial Statements	Note 15	357
Financial risk management

Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise, or from factors more strictly technical, commercial or administrative.

TIM’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Financial assets other than trade receivables are written down for impairment on the basis of a general model which estimates expected credit losses over the following 12 months, or over the residual life of the asset in the event of a substantial increase in its credit risk. The expected credit loss is calculated based on the default probability and the percentage of credit that cannot be recovered in the event of a default (the loss given default).

Moreover, again for the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of TIM S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of non-fulfillment of the obligations undertaken by the counterpart, deposits were made with banking and financial institutions with a rating no lower than the investment grade; moreover, the terms of deposits are shorter than three months. With regard to the other temporary investments of liquidity, there were investments for 250 million euros in Italian Treasury Bonds.

As concerns the credit risk relating to the current asset components and with particular reference to the trade receivables, the risk is managed on two levels:

•

operational management along the entire process chain, starting from the checks during acquisition and continuing to the internal management checks of still active customers and the subsequent service interruption stages, contractual termination and assignment to specific institutions specialized in credit collection

•	management of specific securitization programs rather than of non-recurring disposals, most of which non-recourse in nature.

Following a specific assessment, during 2018 several improvement initiatives were launched as further reinforcement, and will be further developed over the years to come. They include replacement of the non-performing loan management platform, introduction of a new master legal solution for mass management retail positions, and definition of several specific plans (canvasses) for handling the most critical positions. A few projects to develop new evolved models for E2E assessment, prevention, management and control of risk in a predictive logic were also started up.

LIQUIDITY RISK

TIM S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2018, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

24% of gross financial debt at December 31, 2018 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2018. The portions of principal and interest of the hedged liabilities included both the disbursements and the receipts of the relative hedging derivatives.

TIM S.p.A. Separate Financial Statements	Note 15	358
Financial risk management

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2019	2020	2021	2022	2023	After 2023	Total
Bonds	Principal	1,783	1,267	564	3,086	2,419	6,730	15,849

	Interest portion	578	482	426	390	331	1,540	3,747

Loans and other financial liabilities (*)	Principal	3,213	728	1,275	873	437	4,141	10,667

	Interest portion	325	241	238	231	227	3,168	4,430

Finance lease liabilities	Principal	141	141	140	115	117	932	1,586

	Interest portion	89	82	74	66	60	286	657

Non-current financial liabilities (*)	Principal	5,137	2,136	1,979	4,074	2,973	11,803	28,102

	Interest portion	992	805	738	687	618	4,994	8,834

Current financial liabilities (**)	Principal	2,247	—	—	—	—	—	2,247

	Interest portion	1	—	—	—	—	—	1

Total Financial liabilities	Principal	7,384	2,136	1,979	4,074	2,973	11,803	30,349

	Interest portion	993	805	738	687	618	4,994	8,835

(*)	These include hedging derivatives, but exclude non-hedging derivatives.

(**)	These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2019	2020	2021	2022	2023	After 2023	Total
Disbursements	243	215	214	215	207	1,453	2,547

Receipts	(227)	(177)	(177)	(177)	(167)	(480)	(1,405)

Hedging derivatives – net (receipts) disbursements	16	38	37	38	40	973	1,142

Disbursements	362	317	317	317	320	3,809	5,442

Receipts	(362)	(317)	(317)	(317)	(320)	(3,809)	(5,442)

Non-Hedging derivatives – net (receipts) disbursements	—	—	—	—	—	—	—

Total net disbursements (receipts)	16	38	37	38	40	973	1,142

In order to name the Parent as the sole counterparty of the banking system, all the derivatives of the Group, except for those relating to two banking counterparties, have been centralized under TIM S.p.A.. In the TIM S.p.A. separate financial statements, this centralization has resulted in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other for the same amount and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group.

The flows relating to the non-hedging derivatives that were placed under centralized management have therefore been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives, because the positions are fully offset and, consequently, are not significant for the analysis of liquidity risk.

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

TIM S.p.A. Separate Financial Statements	Note 15	359
Financial risk management

NOTE 16

DERIVATIVES

Derivative financial instruments are used by TIM S.p.A. to hedge its exposure to foreign exchange rate and interest rate risks and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2018 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing all exposures with banking counterparties in just one entity (i.e. TIM S.p.A.), TIM has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 5,015 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

HEDGES: ECONOMIC RELATIONSHIP BETWEEN THE UNDERLYING AND DERIVATIVES

The hedge relationships documented in hedge accounting at TIM S.p.A. belong to four categories: i) hedging of the fair value of bond issues denominated in euro and ii) hedging of the cash flows coming from the coupon flow of bond issues denominated in currencies other than euro, iii) hedging of the cash flows coming from the flow of floating interest on intercompany loans denominated in euro, iv) hedging of the cash flows coming from the flow of floating interest on intercompany loans denominated in foreign currency.

In the first case, the hedged risk is the fair value of the bond attributable to the interest rates and the hedging derivatives are IRSs, which allow all or part of the bond coupon flow to be received against a flow of floating interest.

The current value of both instruments, underlying and derivatives, depends on the structure of the Euro market interest rates at the foundation of the calculation of the discount factors and flows of floating interest of the derivative. In particular, oscillating rates will translate as changes in the discount factor of the fixed interest expense on the underlying; on the derivative, changes in the discount factor of interest income will occur, as well as changes in the nominal flow of variable interest (only partially corrected by the discounting effect). The effects on the derivative will be opposite, in accounting terms, to the effects on the underlying.

In the second case, the hedged risk is represented by the variability in cash flows (and the repayment of the nominal amount) generated by exchange rates; hedging comprises combinations of IRS and CCIRS that synthetically transform fixed rate coupon flows into currency into fixed rate flows in euro. In this case, exchange rate oscillations will usually produce contrary effects on the underlying and on the derivative as the asset leg of the latter faithfully reflects the underlying, while the liability leg is denominated in euros and is therefore insensitive to the exchange rate.

In the third case, the hedged risk is the variability of the cash flow against the performance of Euro market interest rates. It is hedged with IRSs that allow a varying flow of interest to be collected against payment of a flow of fixed rate interest. The current value of underlying and derivatives depends on the structure of the Euro market interest rates. The fluctuations of the rates generate an impact on the nominal amount of the flow of floating rate interest of the loan (only partially corrected by the discounting effect); on the derivative, there are changes in the discount factors of the passive flow of fixed interest and changes in the nominal flow of floating interest income (only partially corrected by the discounting effect). The effects on the derivative will be opposite, in accounting terms, to the effects on the underlying.

In the fourth case, the hedged risk is the variability of the cash flows (including the nominal repayment) induced by the exchange rate in addition to the market interest rates in foreign currency; the hedge consists of IRS and CCIRS derivatives which turn floating rate in foreign currency into Euro fixed rate. In this case, exchange rate oscillations (in addition to oscillations of the interest rates in foreign currency) will usually produce contrary effects on the underlying and on the derivative as the asset leg of the latter faithfully reflects the underlying, while the liability leg is denominated in euros and is therefore insensitive to the exchange rate (and to the interest rates in foreign currency). The impacts caused on the other hand by the Euro interest rates on the liability leg of the derivative are restricted to just discounting.

TIM S.p.A. Separate Financial Statements	Note 16	360
Derivatives

HEDGES: DETERMINATION OF THE HEDGE RATIO

The types of hedging adopted by the Group require a hedge ratio equal to 1:1, as the types of risk hedged (interest rate and exchange risks) are such as to generate economic effects on the underlying instruments that can only be offset by the same notional quantities of derivative instruments.

HEDGES: POTENTIAL SOURCES OF INEFFECTIVENESS

The contractualization of derivatives to hedge financial risks takes place at arm’s length and aims to fully neutralize the effects of such risks.

However, in practice, both fair value hedges and cash flows hedges, although financially perfect, cannot guarantee absolute effectiveness due to the many banks involved, the particular nature of some derivatives attributable to fixing and/or the indexing of variable parameters, and the possible imperfect correspondence of critical terms.

The following table shows the total balances of the derivative financial instruments of TIM S.p.A. at December 31, 2018 and 2017, in compliance with the requirements of IFRS 7, a move has been made from the representation of the synthetic notional value of the hedge to the current representation, where the notional amounts are shown in relation to all derivative instruments involved in hedging.

The following tables break down the financial derivatives by type of risk for each kind of hedging, separating financial assets and liabilities. For CCIRS, the notional amount refers to the contractual value in euros, for IRS in a currency other than the euro, the value is indicated at the market exchange rate.

Type	Hedged risk	Notional amount at 12/31/2018 (millions of euros)	Notional amount at 12/31/2017 (millions of euros)	Spot Mark-to-Market* (Clean Price) at 12/31/2018 (millions of euros)	Spot Mark-to-Market* (Clean Price) at 12/31/2017 (millions of euros)
Interest rate swaps	Interest rate risk	4,334	4,334	52	2

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	—	—	—	—

Total Fair Value Hedge Derivatives		4,334	4,334	52	2

Interest rate swaps	Interest rate risk	2,213	2,401	(679)	(675)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	4,061	4,269	(754)	(1,003)

Total Cash Flow Hedge Derivatives		6,274	6,970	(1,433)	(1,678)

Total Non-Hedge Accounting Derivatives		—	3	—	—

Total TIM derivatives		10,608	11,307	1,381	(1,676)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

TIM S.p.A. Separate Financial Statements	Note 16	361
Derivatives

Fair value hedges (millions of euros)	Accounting item			Notional amount	Carrying amount	Change in fair value for the year
Interest rate swaps	Hedging derivatives relating to hedged items classified as current (non current) assets/liabilities of a financial nature - Current / non-current assets.	a	)	4,334	52	50

Assets					52

Liabilities					—

Cross Currency and Interest Rate Swaps	Hedging derivatives relating to hedged items classified as current (non current) assets/liabilities of a financial nature - Current / non-current assets.	b	)	—	—	—

Assets					—

Liabilities					—

Derivative instruments (spot value)		a)+b	)	4,334	52	50

Accruals					21

Derivative instruments (gross value)					73

Underlying instruments (1)	Bonds - Current / non-current liabilities			4,334	(4,368)

of which the fair value adjustment	Fair value adjustment and measurements at amortized cost	c	)		(58)	(53)

Ineffectiveness		a)+b)+c	)			(3)

Fair value adjustment for hedging settled in advance (2)					(157)

(1)	Includes the amortized cost value of bonds currently hedged plus the fair value adjustment
(2)	Referred to bonds no longer hedged, which are therefore not presented in the table.

Cash flow hedges (millions of euros)	Accounting item		Notional amount	Carrying amount	Change in fair value	Change in cumulative fair value
Interest rate swaps	Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature - Current / non-current assets.	a)	2,213	(679)	(4)

Assets				62	(21)

Liabilities				(741)	17

Cross Currency and Interest Rate Swaps	Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature - Current / non-current assets.	b)	4,061	(754)	249

Assets				236	61

Liabilities				(990)	188

Derivative instruments (spot value)		a)+b)	6,274	(1,433)	245

Accruals				39

Derivative instruments (gross value)				(1,394)

of which equity reserve gains and losses					107

Determination of ineffectiveness

Change in derivatives		c)				(688)

Underlying instruments (3)		d)				688

Ineffectiveness (4)	Positive fair value adjustment of financial derivatives - non-hedging	c)+d)				(8)

Equity reserve

Equity reserve balance				(1,304)

of which due to the fair value of hedging settled in advance				25

Reclassification to P&L	Negative reversal of the reserve for the fair value adjustment of hedging derivatives (cash flow hedges)				—

(3)	Hypothetical derivatives used in measuring the effectiveness of cash flow hedges.
(4)

The ineffectiveness, due to its nature and calculation, does not necessarily coincide with the difference in cumulative changes in the fair value of derivatives and the underlying; the effect due to the adoption of CVA/DVA is not considered

TIM S.p.A. Separate Financial Statements	Note 16	362
Derivatives

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period	Notional in euro hedging (millions)	Rate in euro hedging
GBP	850	Jan-19	Jun-19	6.375%	Annually	1,214	5.311%
GBP	375	Jan-19	May-23	5.875%	Annually	552	5.535%
JPY	20,000	Jan-19	Oct-29	6 month JPY Libor + 0.94625%	Semiannually	174	5.940%
USD	1,000	Jan-19	Nov-33	3 month USD Libor + 0.756%	Quarterly	849	5.994%
USD	1,500	Jan-19	May-24	5.303%	Semiannually	1,099	4.226%
USD*	240	Jan-19	Jun-19	7.175%	Semiannually	174	6.709%
EURO	794	Jan-19	Sept-34	6 month Euribor + 0.8787%	Semiannually	794	4.332%
EURO	791	Jan-19	July-36	6 month Euribor + 1.45969%	Semiannually	791	5.884%
*	Financial asset.

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

TIM S.p.A. Separate Financial Statements	Note 16	363
Derivatives

NOTE 17

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of TIM consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial Liabilities (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

(3)	for variable-rate loans: the nominal repayment amount has been assumed;

(4)	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2018.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of TIM is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces the following levels of input:

(5)	Level 1: quoted prices in active market;

(6)	Level 2: prices calculated using observable market inputs;

(7)	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables state:

(8)	the assets and liabilities at December 31, 2018 presented based on the categories established by IFRS 9 (adopted commencing on January 1, 2018);

(9)	classification of financial assets and liabilities at the date of first application of IFRS 9 (1/1/2018);

(10)	the assets and liabilities at December 31, 2017 presented based on the categories established in IAS 39.

Key for IFRS 9 categories

Acronym
Financial assets measured at:
Amortized cost	Amortized cost	AC
Fair value through other comprehensive income	Fair value through other comprehensive income	FVTOCI
Fair value through profit or loss	Fair value through profit or loss	FVTPL
Financial liabilities measured at:
Amortized cost	Amortized cost	AC
Fair value through profit or loss	Fair value through profit or loss	FVTPL
Hedging Derivatives	Hedging Derivatives	HD
Not applicable	Not applicable	n.a.

TIM S.p.A. Separate Financial Statements	Note 17	364
Supplementary disclosures on financial instruments

Key for IAS 39 categories

Acronym
Loans and Receivables	Loans and Receivables	LaR
Financial assets Held-to-Maturity	Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	Hedging Derivatives	HD
Not applicable	Not applicable	n.a.

TIM S.p.A. Separate Financial Statements	Note 17	365
Supplementary disclosures on financial instruments

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2018

				Amounts recognized in financial statements				Levels of hierarchy or
(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 12/31/2018	Amortized cost	Fair value recognized in the statements of comprehensive income	Fair value recognized in the separate income statement	Level 1	Level 2	Level 3	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2018
ASSETS
Financial assets measured at amortized cost	AC		4,051	4,051	—	—					4,051

Non-current assets
• Receivables from employees		7)	39	39

• Other financial receivables		7)	306	306

• Miscellaneous receivables from others (non-current)		8)	10	10

Current assets
• Receivables from employees		7)	13	13

• Other short-term financial receivables		7)	6	6

• Cash and cash equivalents		7)	885	885

• Trade receivables		11)	2,625	2,625

• Miscellaneous receivables from others (current)		11)	121	121

• Contract assets		11)	46	46

Financial assets measured at fair value through other comprehensive income	FVTOCI		499	—	499	—					499

Non-current assets
• Other investments		6)	33		33		3	16	14

• Securities other than investments		7)
Current assets
• Trade receivables		11)	—		—

• Securities other than investments		7)	466		466		466

Financial assets measured at fair value through profit or loss	FVTPL		1,062	—	—	1,062					1,062

Non-current assets
• Non-hedging derivatives		7)	897			897		897

Current assets
• Securities other than investments		7)
• Non-hedging derivatives		7)	165			165		165

Hedging Derivatives	HD		464	—	391	73					464

Non-current assets
• Hedging Derivatives		7)	385		333	52		385

Current assets
• Hedging Derivatives		7)	79		58	21		79

Financial receivables for lease contracts	n.a.		79	—	—	—				79	79

Non-current assets		7)	15							15

Current assets		7)	64							64

Total			6,155	4,051	890	1,135	469	1,542	14	79	6,155

TIM S.p.A. Separate Financial Statements	Note 17	366
Supplementary disclosures on financial instruments

The financial instruments belonging to hierarchy level 3 of fair value are represented by the following Other investments recognized as Non-current assets, for which directly or indirectly observable prices on the market are not available:

•	Banca UBAE

•	Istituto Europeo di Oncologia

•	Other minor companies.

Banca UBAE, Istituto Europeo di Oncologia and the other minor companies were measured on the basis of an analysis, deemed reliable, of the financial elements recognized.

In 2018, there were no effects on the income statement deriving from the measurement of financial instruments at fair-value hierarchy level 3.

The profit/(loss) recognized in Other components of the Statements of Comprehensive Income were recognized within the scope of the Reserve for financial assets measured at fair value through other comprehensive income.

				Amounts recognized in financial statements			Levels of hierarchy or of fair value
(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 12/31/2018	Amortized cost	Fair value recognized in the statements of comprehensive income	Fair Value taken to separate income statements	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2018
LIABILITIES
Financial liabilities measured at amortized cost	FLAC/HD		31,685	31,685						31,689

Non-current liabilities
• Financial payables (medium/long-term)		13)	21,012	21,012

Current liabilities
• Financial payables (short-term)		13)	7,217	7,217

• Trade and miscellaneous payables and other current liabilities		21)	3,267	3,267

• Contract liabilities		21)	189	189

Financial liabilities measured at fair value through profit or loss	FLHfT		1,062			1,062				1,062

Non-current liabilities
• Non-hedging derivatives		13)	897			897		897

Current liabilities
• Non-hedging derivatives		13)	165			165		165

Hedging Derivatives	HD		1,785		1,785	—				1,785

Non-current liabilities
• Hedging Derivatives		13)	1,423		1,423			1,423

Current liabilities
• Hedging Derivatives		13)	362		362			362

Finance lease liabilities	n.a.		1,604						1,604	3,015

Non-current liabilities		13)	1,445						1,445

Current liabilities		13)	159						159

Total			36,136	31,685	1,785	1,062	—	2,847	1,604	37,551

TIM S.p.A. Separate Financial Statements	Note 17	367
Supplementary disclosures on financial instruments

Classification of financial assets and liabilities at the date of first application of IFRS 9 (1/1/2018)

The following tables state the financial assets and liabilities at 1/1/2018 broken down by:

(11)	new category determined in compliance with IFRS 9.

(12)	original category determined in compliance with IAS 39;

(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 1/1/2018 according to the new IFRS 9 category (*)	Original IAS 39 categories	Carrying amount in financial statements at 12/31/2017 according to the original IAS 39 category
ASSETS
Financial assets measured at amortized cost	AC		3,977	LaR	4,058

Non-current assets
• Receivables from employees		7)	43		43

• Other financial receivables		7)	225		225

• Miscellaneous receivables (non-current)		8)	12		12

Current assets
• Receivables from employees		7)	14		14

• Other short-term financial receivables		7)	102		102

• Cash and cash equivalents		7)	771		771

• Trade receivables		11)	2,631		2,745

• Other receivables (current)		11)	146		146

• Contract assets		11)	33		—

Financial assets measured at fair value through other comprehensive income	FVTOCI		781	AfS	779

Non-current assets
• Other investments		6)	35		33

• Securities other than investments		7)	—		—

Current assets
• Trade receivables (*)		11)			—

• Securities other than investments		7)	746		746

Financial assets measured at fair value through profit or loss	FVTPL		1,114	FAHfT	1,114

Non-current assets
• Non-hedging derivatives		7)	1,016		1,016

Current assets
• Securities other than investments		7)	—		—

• Non-hedging derivatives		7)	98		98

Hedging Derivatives	HD		389	HD	389

Non-current assets
• Hedging derivatives		7)	310		310

Current assets
• Hedging derivatives		7)	79		79

Financial receivables for lease contracts	n.a.		50	n.a.	50

Non-current assets		7)	17		17

Current assets		7)	33		33

Total			6,311		6,390

(*)	For additional details, please refer to what is explained in the Note “Accounting standards” and in the respective notes

TIM S.p.A. Separate Financial Statements	Note 17	368
Supplementary disclosures on financial instruments

(millions of euros)	IFRS 9 categories	note	Carrying amount in financial statements at 1/1/2018 according to the new IFRS 9 category (*)	Original IAS 39 categories	Carrying amount in financial statements at 12/31/2017 according to the original IAS 39 category
LIABILITIES
Financial liabilities measured at amortized cost	AC/HD		31,166	FLAC/HD	31,136

Non-current liabilities
• Financial payables (medium/long-term)		13)	23,725		23,725

Current liabilities
• Financial payables (short-term)		13)	3,810		3,810

• Trade and miscellaneous payables and other current liabilities		21)	3,601		3,601

Contract liabilities		21)	30		—

Financial liabilities measured at fair value through profit or loss	FVTPL		1,113	FLHfT	1,113

Non-current liabilities			—		—

• Non-hedging derivatives		13)	1,016		1,016

Current liabilities			—		—

• Non-hedging derivatives		13)	97		97

Hedging Derivatives	HD		2,013	HD	2,013

Non-current liabilities			—		—

• Hedging derivatives		13)	1,870		1,870

Current liabilities			—		—

• Hedging derivatives		13)	143		143

Finance lease liabilities	n.a.		2,003	n.a.	2,003

Non-current liabilities		13)	1,856		1,856

Current liabilities		13)	147		147

Total			36,295		36,265

(*)	For additional details, please refer to what is explained in the Note “Accounting standards” and in the respective notes

TIM S.p.A. Separate Financial Statements	Note 17	369
Supplementary disclosures on financial instruments

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2017

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
ASSETS
Loans and Receivables	LaR		4,058	4,058							4,058

Non-current assets
Receivables from employees		7)	43	43

Other financial receivables		7)	225	225

Miscellaneous receivables from others (non-current)		8)	12	12

Current assets				—
Receivables from employees		7)	14	14

Other short-term financial receivables		7)	102	102

Cash and cash equivalents		7)	771	771

Trade receivables		11)	2,745	2,745

Miscellaneous receivables from others (current)		11)	146	146

Available-for-Sale financial assets	AfS		779		10	769					779

Non-current assets
Other investments		6)	33		10	23		3	20

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	746			746		746

Financial assets at fair value through profit or loss held for trading	FAHfT		1,114				1,114				1,114

Non-current assets
Non-hedging derivatives		7)	1,016				1,016		1,016

Current assets
Non-hedging derivatives		7)	98				98		98

Hedging Derivatives	HD		389			347	42				389

Non-current assets
Hedging Derivatives		7)	310			289	21		310

Current assets
Hedging Derivatives		7)	79			58	21		79

Financial receivables for lease contracts	n.a.		50							50	50

Non-current assets		7)	17							17

Current assets		7)	33							33

Total			6,390	4,058	10	1,116	1,156	749	1,523	50	6,390

TIM S.p.A. Separate Financial Statements	Note 17	370
Supplementary disclosures on financial instruments

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		31,136	31,136							32,613

Non-current liabilities
Financial payables (medium/long-term)		13)	23,725	23,725

Current liabilities
Financial payables (short-term)		13)	3,810	3,810

Trade and miscellaneous payables and other current liabilities		21)	3,601	3,601

Financial liabilities at fair value through profit or loss held for trading	FLHfT		1,113				1,113				1,113

Non-current liabilities
Non-hedging derivatives		13)	1,016				1,016		1,016

Current liabilities
Non-hedging derivatives		13)	97				97		97

Hedging Derivatives	HD		2,013			1,995	18				2,013

Non-current liabilities
Hedging derivatives (medium/long-term)		13)	1,870			1,852	18		1,870

Current liabilities
Hedging derivatives (short-term)		13)	143			143	—		143

Finance lease liabilities	n.a.		2,003							2,003	3,177

Non-current liabilities		13)	1,856							1,856

Current liabilities		13)	147							147

Total			36,265	31,136		1,995	1,131	—	3,126	2,003	38,916

TIM S.p.A. Separate Financial Statements	Note 17	371
Supplementary disclosures on financial instruments

Gains and losses by IFRS 9 categories - Year 2018

(millions of euros)	IFRS 9 categories	Net gains/(losses) 2018(1)	of which interest
Assets measured at amortized cost	AC	(405)	7

Assets and liabilities measured at fair value through profit or loss	FVTPL	24

Assets and liabilities measured at fair value recognized in the statements of comprehensive income	FVTOCI	37

Financial Liabilities at Amortized Cost	AC	(999)	(929)

Total		(1,343)	(922)

(1)	Of which 4 million euros relating to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2017

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2017(1)	of which interest
Loans and Receivables	LaR	(358)	4

Available-for-Sale financial assets	AfS	38

Assets/Liabilities Held for Trading	FAHfT/FLHfT	(20)

Financial Liabilities at Amortized Cost	FLAC	(1,081)	(1,006)

Total		(1,421)	(1,002)

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

TIM S.p.A. Separate Financial Statements	Note 17	372
Supplementary disclosures on financial instruments

NOTE 18

EMPLOYEE BENEFITS

Assets held under finance leases decreased by 197 million euros compared to December 31, 2017. The breakdown and movements are as follows.

(millions of euros)	12/31/2016	Increase/ Present value	Decrease	12/31/2017
Provision for employee severance indemnities	965	(1)	(51)	913

Provision for termination benefit incentives and corporate restructuring	324	685	(172)	837

Provision for pension and other plans	4		(4)	—

Total	1,293	684	(227)	1,750

of which:
non-current portion	1,274			1,661

current portion (*)	19			89

(*)	The current portion refers only to the Provision for termination benefit incentives.

(millions of euros)	12/31/2017	Increase/ Present value	Decrease	12/31/2018
Provision for employee severance indemnities	913	(7)	(59)	847

Provision for termination benefit incentives and corporate restructuring	837	203	(334)	706

Provision for pension and other plans	—

Total	1,750	196	(393)	1,553

of which:
non-current portion	1,661			1,502

current portion (*)	89			51

(*)	The current portion refers only to the Provision for termination benefit incentives.

The Provision for employee severance indemnities (T.F.R.) fell by a total of 66 million euros. The reduction of 59 million euros under “Decreases” refers to ordinary advances and uses paid during the year to employees who terminated employment. The lower cost of the item “increases/discounting” mainly includes the following:

(millions of euros)	2018	2017
(Positive)/negative effect of curtailment	—	(6)

Finance expenses	12	13

Net actuarial (gains) losses recognized during the year	(21)	(8)

Total expenses (income)	(9)	(1)

Effective return on plan assets	there are no assets servicing the plan

The net actuarial gains recognized at December 31, 2018, totaling 21 million euros (net actuarial gains of 8 million euros for 2017) essentially related to the change in the discount rate from the 1.30% used at December 31, 2017 to 1.57%, while the inflation rate was left unchanged (1.5% for the entire time horizon).

According to Italian law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amounts due up to December 31, 2018.

TIM S.p.A. Separate Financial Statements	Note 18	373
Employee benefits

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2008 are assigned to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” according to which:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	1.50% per annum	1.50% per annum
Discount rate	1.57% per annum	1.57% per annum
Employee severance indemnities annual increase rate	2.625% per annum	2.625% per annum

Annual real wage growth:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The application of the above assumptions resulted in a liability for employee severance indemnities of 847 million euros at December 31, 2018 (913 million euros at December 31, 2017).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

TIM S.p.A. Separate Financial Statements	Note 18	374
Employee benefits

The weighted average duration of the obligation is 11.9 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+ 0.25 p.p.	(2)

0.25 p.p.	2

Annual inflation rate:
+ 0.25 p.p.	18

0.25 p.p.	(18)

Annual discount rate:
+ 0.25 p.p.	(23)

0.25 p.p.	24

The provision for termination benefit incentives and corporate restructuring showed a total drop of 131 million euros as the balance between the drawdowns (334 million euros) for personnel leaving resulting from the staff leaving incentive plans already allocated in previous years and adjustment of the provision (203 million euros) for non-executive personnel affected by application of Article 4, par. 1-7ter of Italian Law 92 of June 28, 2012, the “Fornero Law”, following the higher number of staff leaving during 2018 and the consequent revised staff leaving estimation for the years 2019-2020, as well as the social security changes made by Decree Law 4 January 28, 2019.

TIM S.p.A. Separate Financial Statements	Note 18	375
Employee benefits

NOTE 19

PROVISIONS

Provisions increased by 49 million euros compared to December 31, 2017. The breakdown and movements are as follows:

(millions of euros)	12/31/2017	Increase	Taken to income	Used directly	Reclassifications/other changes	12/31/2018
Provision for taxation and tax risks	35	3		(5)	(4)	29

Provision for restoration costs	245	7		(11)		241

Provision for legal disputes	515	104		(47)	4	576

Provision for commercial risks	23	22		(9)		36

Provision for risks and charges on investments and corporate-related transactions	39		(5)	(6)		28

Other provisions	6	3	(4)	(7)	4	2

Total	863	139	(9)	(85)	4	912

of which:
non-current portion	595					581

current portion	268					331

The non-current portion of provisions for risks and charges mainly related to the provision for restoration costs and some of the provision for legal disputes. More specifically, in accordance with the accounting standards, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks decreased by 6 million euros compared to December 31, 2017.

The provision for restoration costs related to the provision for restoration of leased real estate and sites used for mobile telephony and the dismantling of tangible assets (batteries, wooden poles). The item shows a decrease of 4 million euros compared to December 31, 2017.

The provision for legal disputes increased by 61 million euros compared to December 31, 2017, mainly following the provision associated with the sanction connected with the Golden Power case; The figure includes provisions for disputes with employees (27 million euros) and third parties (549 million euros).

The provision for commercial risks rose by 13 million euros compared to December 31, 2017, mainly following the allocations made for commercial risks.

The Provision for risks and charges on investments and corporate-related transactions decreased by 11 million euros compared to December 31, 2017.

Other provisions fell by 4 million euros compared to December 31, 2017.

TIM S.p.A. Separate Financial Statements	Note 19	376
Provisions for risks and charges

NOTE 20

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

I Miscellaneous payables and other non-current liabilities consisted of the following at December 31, 2018:

(millions of euros)			12/31/2018	2017
Miscellaneous payables (non-current)
Payables to social security agencies			257	232

Payables to subsidiaries			21	12

Other payables to third parties			1,905	1

	(a	)	2,183	245

Other non-current liabilities
Deferred revenues from customer contracts (Contract liabilities)			107

Other deferred revenue and income			359

Capital grants			357	391

Deferred income				655

	(b	)	823	1,046

Total	(a+b	)	3,006	1,291

The impacts caused by the adoption of IFRS 15 are summarized below:

			12/31/2017	Adoption of new standards		1/1/2018
(millions of euros)				IFRS 15 reclassifications	Adjustments IFRS 15
Miscellaneous payables (non-current)
Payables to social security agencies			232	—	—	232

Payables to subsidiaries			12	—	—	12

Other payables to third parties			1	—	—	1

	(a	)	245	—	—	245

Other non-current liabilities
Deferred revenues from customer contracts (Contract liabilities)			—	374	(252)	122

Other deferred revenue and income			—	281	—	281

Capital grants			391	—	—	391

Deferred income			655	(655)	—	—

	(b	)	1,046	—	(252)	794

Total	(a+b	)	1,291	—	(252)	1,039

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Miscellaneous payables (non-current)

This item rose by 1,938 million euros compared to December 31, 2017 and mainly includes:

•

Payables to social security agencies totaling 257 million euros at December 31, 2018: related to the remaining amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law” (see the Note “Employee benefits expenses” for more details).

TIM S.p.A. Separate Financial Statements	Note 20	377
Miscellaneous payables and other non-current liabilities

Details are as follows:

(millions of euros)	12/31/2018	12/31/2017
Non-current payables
Due from 2 to 5 years after the end of the reporting period	242	220

Due beyond 5 years after the end of the reporting period	15	12

	257	232

Current payables	167	49

Total	424	281

•	Payables to subsidiaries that amounted to 21 million euros at December 31, 2018: this item relates to the payables due for the adoption of the consolidated tax return in Italy;

•

Other payables to third parties totaling 1,905 million euros at December 31, 2018: rose by 1,904 million euros compared to December 31, 2017, driven by the investment for the total amount of 1,922 million euros (net of payment of the first installment for 477 million euros at the end of October 2018) in the acquisition of user rights to frequencies in the 694–790 MHz, 3600–3800 MHz, and 26.5–27.5 GHz bands, which will be reserved for 5G mobile telecommunications services, awarded to the Group at auction in 2018 by the Ministry of Economic Development. The residual debt was recognized at nominal value for 1,903 million euros under the item non-current payables and 19 million euros under the item current payables; the payment schedule is the following:

•	19 million euros by September 2019;

•	110 million euros by September 2020;

•	55 million euros by September 2021;

•	1,738 million euros by September 2022.

Other non-current liabilities

Other non-current liabilities fell by 223 million euros compared to December 31, 2017 and include:

•

Contract liabilities, totaling 107 million euros at December 31, 2018: the item, which as at December 31, 2017 was classified under Deferred income, is reversed to the income statement on the basis of the duration of the contractual obligations between the parties, equal to an average of 24 months; therefore the balance at December 31, 2018 will generally be reversed to the income statement by December 31, 2020. In particular, the item mainly includes:

•

deferred revenues for activation and installation fees charged on new customer contracts (20 million euros at December 31, 2018): to this regard, under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship. IFRS 15 instead requires that such revenues – given that they are not allocated to separate performance obligations – be allocated to other contract obligations and recognized throughout the period of performance of the contract.

•	Deferred revenues for network access fees (32 million euros at December 31, 2018);

•	deferred revenues for subscription fees and rent and maintenance (49 million euros at December 31, 2018).

•

Other deferred revenues and income amounting to 359 million euros at December 31, 2018: at December 31, 2017 they were included in the line item “deferred income”; these refer to contract liabilities deriving from contracts for the sale of transmission capacity (operating asset leases);

•

Capital grants, (which came to 357 million euros at December 31, 2018): the item represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to and is mainly connected to the realization of the infrastructures on the Ultra-Broadband-UBB and Broadband-BB projects.

•

Deferred income: at December 31, 2017 this item amounted to 655 million euros, of which 374 million euros related to deferred revenues from customer contracts (reclassified in 2018 under the item “contract liabilities”) and 281 million euros reclassified under the item “other deferred revenue and income”.

TIM S.p.A. Separate Financial Statements	Note 20	378
Miscellaneous payables and other non-current liabilities

NOTE 21

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

I Trade and miscellaneous payables and other current liabilities at December 31, 2018 consisted of the following:

(millions of euros)		12/31/2018	of which Financial Instruments	12/31/2017	of which Financial Instruments
Payables on construction work	(a)	18		19

Trade payables
Payables to suppliers		2,610	2,610	2,862	2,862

Payables to other telecommunication operators		284	284	240	240

Payables to subsidiaries		242	242	225	225

Payables to associates and joint ventures		3	3	3	3

Payables to other related parties		28	28	24	24

	(b)	3,167	3,167	3,354	3,354

Miscellaneous payables
Payables to subsidiaries		60		42

Payables to other related parties		23	—	23	—

Tax payables		108		484

Payables to social security agencies		277		145

Payables for employee compensation		96		167

Other		169	100	228	170

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		51		89

Provisions for risks and charges for the current portion expected to be settled within 1 year		331		268

	(c)	1,115	100	1,446	170

Other current liabilities

Liabilities from customer contracts (Contract liabilities)		862	189	—

Customer-related items				503	77

Advances received				68

Other deferred revenue and income		76

Trade and miscellaneous deferred income				460

	(d)	938	189	1,031	77

Total	(a+b+c+d)	5,238	3,456	5,850	3,601

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

TIM S.p.A. Separate Financial Statements	Note 21	379
Trade and miscellaneous payables and other current liabilities

The impacts caused by the adoption of IFRS 15 are summarized below:

				Adoption of new standards
(millions of euros)			12/31/2017	IFRS 15 reclassifications	Adjustments IFRS 15	1/1/2018
Payables on construction work	(a	)	19	—	—	19

Trade payables
Payables to suppliers			2,862	—	—	2,862

Payables to other telecommunication operators			240	—	—	240

Payables to subsidiaries			225	—	—	225

Payables to associates and joint ventures			3	—	—	3

Payables to other related parties			24	—	—	24

	(b	)	3,354	—	—	3,354

Miscellaneous payables
Payables to subsidiaries			42	—	—	42

Payables to other related parties			23	—	—	23

Tax payables			484	—	—	484

Payables to social security agencies			145	—	—	145

Payables for employee compensation			167	—	—	167

Other			228	—		228

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			89	—	—	89

Provisions for risks and charges for the current portion expected to be settled within 1 year			268	—	—	268

	(c	)	1,446	—	—	1,446

Other current liabilities
Liabilities from customer contracts (Contract liabilities)			—	927	(121)	806

Customer-related items			503	(503)	—	—

Advances received			68	(68)	—	—

Other deferred revenue and income			—	104	—	104

Trade and miscellaneous deferred income			460	(460)	—	—

	(d	)	1,031	—	(121)	910

Total	(a+b+c+d	)	5,850	—	(121)	5,729

For more detailed information on the impacts caused by the adoption of IFRS 15, please refer to the Note “Accounting Standards”.

Trade payables

Trade payables dropped by 187 million euros compared to December 31, 2017, mainly following the changes in payments relating to bills payable. In particular, we report:

•

payables to subsidiaries that amounted to 242 million euros: relate to amounts due to Telecom Italia Sparkle (56 million euros) for telecommunications services, Telenergia (36 million euros), Olivetti (31 million euros), 4G Retail (22 million euros), INWIT (21 million euros), HR Services (17 million euros), Telecontact (14 million euros) and Telecom Italia Trust Technologies (10 million euros) for supply contracts.

•	payables to associates that amounted to 3 million euros: relate to supply contracts mainly with Movenda and W.A.Y. S.r.l. and Movenda S.p.A.;

•	payables to related parties that amounted to 28 million euros: relate mainly to amounts due to the Havas group.

TIM S.p.A. Separate Financial Statements	Note 21	380
Trade and miscellaneous payables and other current liabilities

Miscellaneous payables

Miscellaneous payables fell by 331 million euros compared to December 31, 2017 and mainly include:

•

tax payables, amounting to 108 million euros: mainly refer to VAT payable (12 million euros), payables for government concession tax (21 million euros) and withholding tax payables to the tax authorities as withholding agent (69 million euros);

•

payables to social security agencies: includes the amount due to INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law”, as explained in the note “Miscellaneous payables and other non-current liabilities”;

•	payables to subsidiaries included 12 million euros under the tax consolidation arrangement (mainly due to Olivetti, Noverca and Flash Fiber);

•	other payables included payables for government and European Union grants;

•	employee benefits and provisions.

Other current liabilities

Other current liabilities dropped by 93 million euros compared to December 31, 2017 and include:

•

Liabilities arising from contract liabilities totaling 862 million euros at December 31, 2018: the item emerged following the application of IFRS 15 to show the liabilities with customers associated with the Company’s obligations to transfer goods and services for which it has received a consideration. Liabilities with customers are shown below, which generally have a maturity within 12 months; therefore, the balance as at December 31, 2017 was substantially reversed by December 31, 2018 while the balance as at December 31, 2018 is expected to be reversed to the income statement on average within the following year. In particular:

•

Contract Liabilities (114 million euros at December 31, 2018): the item was introduced in light of the adoption of IFRS 15 for the amount of 30 million euros, due to contracts having performance obligations with different revenue recognition time schedules (such as bundled goods and services), where the services (recognized based on actual consumption) are offered to the customer at a discounted price. The increase of the year (85 million euros) was mainly connected to the start-up of commercial offers comprising some additional services supplied in the initial contract phase; as the relative fair value of these services is lower than the value invoiced, the application of IFRS 15 requires the reallocation of this higher value to the other performance obligations whose performance will be carried out over the term of the contract, on average equal to 24 months.;

•

Customer-related items (330 million euros at December 31, 2018): the item includes trade payables following contractual relationships, such as the payable for prepaid traffic and the subscription charges charged in advance; the decrease posted during the year is mainly attributable to the changes in the commercial offers, with less recourse to the advance of fees and charges, also as a result of changes in the billing procedures;

•	Progress payments and advances totaling 121 million euros at December 31, 2018: the item includes trade payables following prepayments, such as deposits made by subscribers for phone calls;

•

Contract liabilities amounting to 297 million euros at December 31, 2018: this item, which at December 31, 2017 was classified under “trade and miscellaneous deferred income”, relates to deferred revenues from customer contracts and mainly includes:

(5)

deferred revenues for activation and installation fees charged on new customer contracts (59 million euros): to this regard, under previous accounting policies, revenues for activation and installation were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, recognized on the basis of their performance;

(6)	deferred revenues for interconnection charges (121 million euros);

(7)	deferred revenues for rent and maintenance (97 million euros).

•

Other deferred revenues and income amounting to 76 million euros at December 31, 2018: at December 31, 2017 they were included in the line item “trade and miscellaneous deferred income”; 45 million euros of these refer to deferred revenues deriving from contracts for the sale of transmission capacity and 31 million euros refer to deferred revenues from real estate lease agreements (operating asset leases);

•

Trade and miscellaneous deferred income: at December 31, 2017 this item amounted to 460 million euros, of which 436 million euros related to deferred revenues from customer contracts (reclassified under the item “contract liabilities”) and 24 million euros were reclassified under the item “other deferred revenue and income”.

TIM S.p.A. Separate Financial Statements	Note 21	381
Trade and miscellaneous payables and other current liabilities

NOTE 22

DISPUTES AND PENDING LEGAL ACTIONS, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM S.p.A. was involved at December 31, 2018, as well as those that came to an end during the year.

TIM S.p.A. has posted liabilities totaling 508 million euros for those disputes described below where the risk of losing the case has been considered probable.

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Lastly, as regards the proceedings with the Antitrust Authority, please note that based on Article 15, paragraph 1 of Italian Law 287/1990 (“Antitrust regulations”), the Authority has the right to impose an administrative sanction calculated on the turnover of the Group in cases of breaches considered serious.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Administrative offense charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair

In December 2008 TIM received notification of the application for its committal for trial for the administrative offense specified in articles 21 and 25, subsections 2 and 4, of Legislative Decree 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offenses involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010, TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. On the one hand, in fact, TIM was admitted as the civil party damaged by all the accused parties on all counts, and on the other it was charged with civil liability under Article 2049 of the Civil Code for the facts allegedly committed by the accused in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgment, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgment also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgment in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgment in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two private investigators, who were found guilty of the offense of revealing information which was subject to a prohibition on disclosure. As for the civil judgments, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgment of the second instance issued by the Milan Appeal Court of Assizes. In April 2018, the Supreme Court confirmed the convictions of the defendants and

TIM S.p.A. Separate Financial Statements	Note 22	382
Disputes and pending legal actions, other information, commitments and guarantees canceled the civil rulings, referring the issue generically to the civil court, for a more careful assessment of the claims made, above all concerning the quantum of evidence. It also canceled and referred the confiscation in favor of the State, which will have to be reassessed by a different section of the Milan Court of Assizes of Appeal.

Golden Power Case

In August 2017 the Presidency of the Council of Ministers started formal proceedings against TIM (and also against Vivendi) to ascertain that TIM was indeed obliged to notify Vivendi’s acquisition of corporate control of TIM and its strategic assets, pursuant to the ‘Golden Power’ law. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM with effect from May 4, 2017 (the date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision by the Presidency of the Council of Ministers, new and separate administrative proceedings started for the imposition on TIM of a financial penalty laid down by the Golden Power law for non-compliance with the aforementioned obligation to notify. These proceedings ended on May 8, 2018 with the imposition of a financial penalty of 74.3 million euros.

The Company is convinced that it has the legal arguments to demonstrate that it was under no obligation to notify the control exercised over it by Vivendi; it therefore has already filed an extraordinary appeal to the President of the Republic to request the abrogation of the order of September 2017 and has appealed against the aforementioned order of May 8, 2018 which imposed a financial penalty, requesting its precautionary suspension. With an order in July 2018, the TAR granted this application and suspended payment of the fine, setting a date for the appeal to be heard.

It should also be noted that in May 2018 a guarantee bond for 74.3 million euros was issued in favor of the Presidency of the Council. TIM had been requested to submit such a bond for its application to Lazio TAR for precautionary suspension of the collection of the fine imposed for alleged breach of Article 2 of Decree Law 21 of March 15, 2012 (the “Golden Power” law).

On the other hand, the Presidency of the Council of Ministers exercised the special powers prescribed in the Golden Power law through two specific rulings in October and November 2017 with which it imposed specific prescriptions and conditions on TIM S.p.A. and on the companies of the Telecom Italia Sparkle group and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially connected to the circumstance that these companies, in part, perform activities that are relevant for national security and as far as TIM is concerned to the circumstance that it also owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is penalized in the same way as failure to notify significant acts for the purpose of the application of Golden Power law.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent to the Presidency of the Council of Ministers the first compliance report outlining all the proposals and activities put in place to carry out the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request abrogation of the orders in question.

As stated, the premise for exercising special powers was (erroneously, according to the Company) referred to the de facto control resulting from the outcome of the shareholders’ meeting of May 4, 2017 and to the direction and coordination of TIM by Vivendi. Both these circumstances no longer apply, as:

(14)	at the shareholders’ meeting of May 4, 2018, the slate presented by the shareholders Elliott lnternational LP, Elliott Associates LP and The Liverpool Limited Partnership received the majority vote;

(15)	the Board of Directors was re-appointed with 13 independent directors out of a total of 15, with only 5 from the slate presented by Vivendi;

(16)	thus, Vivendi no longer has direction and coordination, nor is there de facto control.

Consequently, the Company requested the Prime Minister’s Office to revoke the two Decrees, stating, in any case that it was willing as an alternative to assist in rewording the requirements applicable to TIM in view of the changed situation.

In a decree of July 6, 2018, the Prime Minister’s Office did not consider an additional exercise of special powers, upholding the validity of the two Decrees already issued and rejecting the request to revoke them.

The reason for the above is due to the alleged circumstance that the new governance structures of the Company would be highly variable; this would not allow for the rulings according to which the special powers were exercised to be overruled, save for the need to protect the public interest as regards network security and operation.

The Company has lodged an appeal, with additional reasons and as part of the appeals already lodged, against the Prime Minister’s decrees of October 16 and November 2, 2017, and against the Prime Minister’s resolution of July 6, 2018, rejecting the appeal for revocation presented by the company, on the outcome of the changed situation in corporate governance.

Italian Competition Authority Case A428

Case A428 was closed in May 2013 with the decision by the Italian Antitrust Authority (AGCM) to impose two administrative fines on TIM of 88,182,000 euros and 15,612,000 euros for abuse of a dominant position. The Company (i) allegedly hindered or delayed the activation of access services requested by OLOs through refusals made on unjustified and spurious grounds; (ii) allegedly offered its access services to end customers on economic and technical terms and conditions claimed to be unmatchable by competitors that purchase wholesale access services from TIM, solely in geographical areas of the country where access services are available unbundled from the local network and hence where other operators can compete more effectively with the Company.

TIM S.p.A. Separate Financial Statements	Note 22	383
Disputes and pending legal actions, other information, commitments and guarantees

TIM contested the decision with the Lazio Regional Administrative Court (TAR), requesting suspension of payment of the fine. Specifically, it was argued: that the right of defense in the proceeding had been infringed; that the alleged organizational arrangements disputed by the AGCM and purportedly at the basis of the infringement of provisioning processes for OLOs had been the subject of specific provisions by the Authority for the sector (AGCom); that a comparative analysis of internal/external provisioning processes in truth resulted in improved outcomes for the OLOs with respect to the Retail division of TIM and as such no form of inequality of treatment and/or opportunistic conduct by TIM existed; and (with reference to the second count of abuse) that the conduct challenged was structurally inapt to squeeze the margins of the OLOs.

In May, 2014, the Lazio TAR handed down its ruling rejecting TIM’s appeal and upholding the fines imposed by the decision contested. In September 2014, the Company lodged an appeal against the ruling.

In May 2015, by ruling 2497/15, the Council of State found the judgment of first instance did not present the irregularities claimed by TIM and upheld the decision of the AGCM. The Company had already, at that date, paid the fines and relative interest.

In July 2015, TIM was served notice of the AGCM’s decision to initiate an investigation for non-compliance to determine whether the Company had complied with the order not to engage in conduct having the same or similar object as the infringement identified by the decision that settled the A428 case in May 2013.

On January 13, 2017, TIM was served notice of AGCM’s final assessment, which found that TIM had complied in full with the A428 decision and, as such, the conditions for the imposition of a fine for non-compliance were not present.

AGCM also acknowledged that the conduct of TIM following the 2013 decision was geared towards the continuous improvement of performance in the supply of wholesale access services, as concerns not only the services subject to investigation, but also new services for ultra-broadband access. In its assessment of compliance, AGCM acknowledged the positive impact of the roll-out, although not yet completed, of TIM’s New Equivalence Model (NEM). The AGCM decision ordered TIM to: (i) continue with the roll-out of the NEM through to its completion, scheduled for April 30, 2017; (ii) inform the Authority of the performance levels of wholesale access service supply systems and of the completion of the relative internal reorganization project by the end of May 2017. TIM promptly complied with both orders, as positively assessed by the Authority by notice dated August 9, 2017.

Vodafone disputed the final decision adopted by the AGCM on the non-compliance investigation with the Lazio Regional Administrative Court (TAR). TIM filed an appearance, as in the other lawsuits filed in March 2017 by the operators CloudItalia, KPNQWest Italia and Digitel.

Vodafone (A428)

In August 2013, Vodafone, also in its capacity as acquiring entity of the operator Teletu, filed a major damages claim with the Court of Milan for alleged anti-competitive and abusive conduct (based primarily on the AGCM A428 decision) purportedly pursued by TIM over the period 2008–2013. The damages claim was quantified by Vodafone for an estimated amount between 876 million euros and 1,029 million euros.

Specifically, Vodafone alleged that a technical boycott had been put in place by refusing the activation of lines requested for Teletu customers (in the period from 2008 to June 2013) and that purportedly abusive pricing policies had been adopted for wholesale network access services (from 2008 to June 2013). In addition, the plaintiff complained of margin squeezing practices through the alleged application of higher than permitted discounts for business customers and the alleged implementation of unlawful and anti-competitive win-back practices (from the second half of 2012 to June 2013).

TIM filed an appearance challenging the substance and amount of the plaintiff’s claims and lodging, in turn, a counterclaim. Following the ruling in August 2016 of the Italian Supreme Court of Cassation confirming the jurisdiction of the Court of Milan to hear the dispute, the main proceedings were resumed with the hearing held in December 2016.

With writ of summons before the Milan Court served in May 28, 2015, Vodafone filed additional damages claims, all based on the same AGCM A428 decision and referring to alleged damages suffered between July 2013 and December 2014 (and hence over a period subsequent to that of the damages claim reported above), for a total amount of around 568.5 million euros.

In its claim, the plaintiff also reserved the right to quantify additional damages during the case for subsequent periods, on the grounds that TIM had continued to engage in the alleged abusive conduct. TIM filed an appearance challenging the substance and amount of the plaintiff’s claims and lodging, in turn, a counterclaim.

By order of October 6, 2016, the judge approved Vodafone’s application for the two A428 lawsuits brought by it to be joined. At the end of the hearing on December 21 reopening the proceeding, terms were set for the filing of preliminary pleadings and the hearing for the submission of means of proof was set for July 11, 2017. With the first preliminary pleading, filed after the favorable outcome for TIM of the A428-C case (which found the Company had not engaged in abusive conduct after 2011), Vodafone decided to file an additional and similar damages claim for the period 2015–2016, which revised the claim for a total of 1,812 million euros of damages, which TIM contested and refuted.

TIM S.p.A. Separate Financial Statements	Note 22	384
Disputes and pending legal actions, other information, commitments and guarantees

COLT TECHNOLOGY SERVICES

With writ of summons before the Milan Court served in August 2015, the operator Colt Technology Services filed a damages claim based on the A428 decision, requesting compensation for alleged damages suffered from 2009 to 2011 as a result of purportedly inefficient and discriminatory conduct by TIM in the wholesale service supply process. The damages claim was quantified in a total of 27 million euros for lost profits from the alleged non-acquisition of new customers and the claimed impossibility of providing new services to customers already acquired. The plaintiff also filed a damages claim for compensation for damages to its commercial image and reputation. The lawsuit follows on from an out-of-court claim for around 23 million euros made by Colt in June 2015, which the Company had rejected outright. TIM has filed an appearance, fully contesting the claims of the other party.

KPNQ West Italia S.p.A.

With writ of summons before the Rome Court, KPNQ West Italia filed a damages claim for a total of 37 million euros in compensation for alleged anticompetitive and abusive conduct over the period 2009–2011, in the form of technical boycotting (refusals to activate wholesale services – KOs). The claim was based on the contents of the decision of the Italian Antitrust Authority that settled the A428 case. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services – KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as they cannot be replicated by competitors). TIM filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgment of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgment was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. TIM filed an appeal challenging the arguments presented by the other party and asking that the judgment in the first instance be fully confirmed. With an order in March 2018 the Milan Court of Appeal declared Teleunit’s appeal pursuant to Article 348-bis of the Italian Code of Civil Procedure to be manifestly without foundation, and hence inadmissible. In May 2018 Teleunit appealed the judgment of the Court of Appeal to the Court of Cassation. TIM served a defense on the appellant, asking that the appealed ruling (and hence the judgment in the first instance) be confirmed in full.

SIPORTAL

The lawsuit brought by Siportal against TIM is currently pending before the Rome Court, by which Siportal has sued for approximately 48.4 million euros of compensation for alleged damages from abusive conduct in the form of technical boycotting over the period 2009–2011 and from the knock-on effects of the abuse until 2015, with the loss of commercial partners and the non-acquisition of new customers (the latter quantified for 25 million euros of damages). The claims are based on the decision of the Italian Antitrust Authority that settled the A428 case. TIM has filed an appearance, fully rejecting the claims of the other party.

MC-Link

With writ of summons before the Rome Court, MC-Link filed a damages claim for a total of 51 million euros in compensation for alleged anticompetitive and abusive conduct over the period 2009-2012, in the form of technical boycotting (refusals to activate wholesale services – KOs). The claim was based on the contents of the decision of the Italian Antitrust Authority that settled the A428 case. TIM filed an appearance, contesting all of the plaintiff’s allegations.

Italian Competition Authority Case I-761

By decision adopted on July 10, 2013, AGCM extended to TIM the investigation initiated in March that year into a number of companies engaged in the fixed-line network maintenance services sector, aimed at establishing whether an agreement was in place breaching Article 101 of the Treaty on the Functioning of the European Union. The investigation was initiated following two reports made by Wind informing AGCM that it had found, when inviting bids for the award of corrective maintenance services on the network, substantial uniformity among the prices applied by the aforementioned companies and a significant difference with the bids subsequently tendered by other various companies.

TIM S.p.A. Separate Financial Statements	Note 22	385
Disputes and pending legal actions, other information, commitments and guarantees

TIM was charged by AGCM with having played a role in coordinating the other parties investigated, both in the formulation of the bids invited by Wind and in relation to the positions taken by them before the Italian Communications Authority.

TIM challenged the decisions with the Regional Administrative Court (TAR) on the grounds that the Competition Authority lacked jurisdiction.

On July 7, 2014, notice was served of the AGCM’s decision to extend the object of the investigation to determine whether the Company had abused its dominant position by taking initiatives apt to influence the bid terms and conditions for ancillary technical services in the preparation of the bids for Wind and Fastweb by the maintenance companies. With the extension decision, the Authority also extended the closing date of the investigation, originally set for July 31, 2014, to July 31, 2015. The extension decision was similarly challenged with the Lazio Regional Administrative Court on the grounds that the Competition Authority lacked jurisdiction.

In November 2014, for reasons of procedural economy, although convinced of the legitimacy of its actions, TIM submitted a proposed series of undertakings to AGCM to resolve the competition concerns under investigation. On December 19, 2014, AGCM issued its decision finding that the undertakings were not clearly unfounded and subsequently ordered their publication for market testing.

On March 25, 2015, AGCM definitively rejected the undertakings, finding them insufficient to resolve the anticompetition concerns under investigation.

On July 21, 2015, notice was served on the parties under investigation of the Investigation Findings, in which the offices of AGCM recommended (i) dismissing the charges of abuse of a dominant position and (ii) confirming, instead, the existence between TIM and the maintenance companies of an agreement aimed at coordinating the economic terms and conditions of the bids for Wind and Fastweb and preventing the disaggregated supply of ancillary technical services.

On December 16, 2015, a final decision was handed down confirming the conclusions of the Investigation Findings, asserting the existence, between 2012 and 2013, of an agreement restricting competition and imposing on the Company, as a result, a fine of 21.5 million euros, which was paid in March 2016. The relevant market is that for corrective maintenance (assurance) services, or, more precisely, troubleshooting on TIM ULL lines. The objective of the conduct engaged in by the Company and the network companies was to restrict competition and prevent the development of disaggregated forms of supply of ancillary technical services.

TIM lodged an appeal against the decision with the Lazio Regional Administrative Court. In September 2016, the court dismissed the appeal in its judgment 09554/2016, which the Company has challenged in an appeal with the Council of State.

WIND (I-761)

With writ of summons before the Milan Court, Wind filed a damages claim against TIM for approximately 57 million euros, recently increased during the case to approximately 58 million euros, in compensation for damages arising from alleged anticompetitive conduct which AGCM had fined in the I-761 case (concerning corrective maintenance). The other party alleged that such conduct had delayed and hindered its chances of obtaining more favorable terms and conditions on the disaggregated purchase of fault repair services on ULL access lines, the effects of which were initially claimed to have persisted until 2015, but were then claimed by Wind to be still underway. TIM has filed an appearance, refuting the claims of the other party.

VODAFONE (I-761)

With writ of summons before the Milan Court, Vodafone filed a damages claim against TIM and some network companies for approximately 193 million euros in compensation from TIM for damages arising from alleged anticompetitive conduct which AGCM had fined in the I-761 case (concerning corrective maintenance), over the period 2011–2017.

Vodafone claimed that TIM had allegedly infringed antitrust regulations in the wholesale markets for access to its fixed-line network (ULL lines; Bitstream; WLR) through the abuse of a dominant position and an unlawful agreement with maintenance companies to maintain a monopoly on the offer of corrective maintenance services on its network. Specifically, the restrictive agreement allegedly concerned the coordination, by the Company, of the economic terms and conditions contained in the bids for maintenance services prepared by the aforementioned companies for OAOs, with artificially high prices with respect to the cost of the maintenance included in the regulated access fee, with a view to discouraging the disaggregation of the service itself. The Company has filed an appearance, challenging all of the plaintiff’s allegations.

Italian Competition Authority Case A514

In June 2017 the Italian Antitrust Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the “Treaty on the Functioning of the European Union”. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultra-broadband fixed network. In particular, the AGCM hypothesized that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) preemptively securing customers on the retail market for ultra-broadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

TIM S.p.A. Separate Financial Statements	Note 22	386
Disputes and pending legal actions, other information, commitments and guarantees

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. On November 2, 2017, TIM filed a defense brief in which, in support of the correctness of its actions, it challenged all the arguments that the conduct it had allegedly engaged in, and which was the subject of the case, was unlawful.

On February 14, 2018, AGCM resolved to extend the scope of the case to investigate further behavior concerning TIM’s wholesale pricing strategy on the market for wholesale access to broadband and ultra-broadband, and the use of the confidential information of customers of the alternative operators.

On July 5, 2018 TIM filed proposed undertakings which, if accepted by the Authority, would close the investigation without any offense being established or sanction being administered. The undertakings were considered as admissible by the Authority, that market tested them in August and September.

On October 30, 2018, TIM replied to observations made by third parties and modified its proposed undertakings. With its decision notified on December 4, 2018, the Italian Antitrust Authority once and for all rejected the proposed series of undertakings as it considered them unsuitable in light of the objections raised. The proceeding is currently set to end by May 31, 2019.

Antitrust Case I799

At its meeting on February 1, 2017, AGCM initiated an investigation for possible breach of Article 101 of the TFEU (prohibition of agreements that restrict competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l.. TIM, in agreement with Fastweb, submitted some amendments to the agreements signed, in the form of proposed undertakings, aimed at closing the investigation without any breach being ascertained and, therefore, without any fine.

On March 28, 2018, AGCM resolved to approve the undertakings, making them binding on the Parties, and closed the case without imposing any fine.

On June 11, 2018, Open Fiber S.p.A. and Wind Tre S.p.A. filed separate appeals to the Lazio Regional Administrative Court (TAR) against the order closing case I-799 with the acceptance of the undertakings. They allege that this order has a series of procedural and substantial defects. Open Fiber S.p.A. also asked for the precautionary suspension of the order. With a ruling on July 19, the TAR rejected Open Fiber’s request for precautionary suspension since there were no exigent circumstances. The appeal hearing was afterwards set for February 2020. The TAR has set a hearing for Wind Tre’s appeal in May 2019.

Vodafone

In June 2015, Vodafone filed a damages claim with the Milan Court for the alleged abuse of a dominant position by TIM in the market for NGA and VULA bitstream fiber access services, with the claim for damages initially set at approximately 4.4 million euros, and later raised to a range between 30 and 48.9 million euros.

The plaintiff complained that TIM allegedly had engaged in abusive conduct by way of aggressive price offers to win customers and by hindering its access to the fiber network to make it more difficult for the party to provide ultra-broadband services to its customers.

The Company has filed an appearance, challenging the claims of the plaintiff in full and, subsequently, the revised estimate of damages made in 2016 during the case.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgment issued in February 2018, the Milan Court accepted TIM’s defense and rejected the plaintiffs’ claim for compensation, ordering them, jointly and severally, to pay the legal costs. In March 2018 Eutalia and Voiceplus proposed an appeal against the judgment in the first instance.

TIM appealed against the claim, requesting confirmation in full of the judgment in the first instance.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

TIM S.p.A. Separate Financial Statements	Note 22	387
Disputes and pending legal actions, other information, commitments and guarantees

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. At May 2018, judgment had been withheld on this case and the proceedings are ongoing, with a hearing for oral discussion set for April 4, 2019.

28-day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCom was exceeding its powers. The judgment rejecting the appeal was published on February 12, 2018, and the grounds for this were published on May 4, 2018. TIM appealed this judgment to the Council of State on June 18, 2018.

During December 2017, with its Resolution 499/17/CONS, AGCom confirmed that TIM had breached the provisions of Resolution 121/17/CONS in not having adopted a cycle of renewal of fixed telephony offers and billing at monthly intervals or multiples thereof, and fined TIM 1,160,000 euros, ordering it to make provision – when the billing cycle was restored to monthly intervals or multiples thereof – to return the amounts corresponding to the fee for the number of days that, from June 23, 2017, had not been used by the users in terms of the supply of service due to the misalignment of the four-weekly and monthly billing cycles.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on February 22, 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders.

Furthermore, law n. 172 of December 4, 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the billing of services be based on a month, or multiples thereof.

TIM adapted to this order within the period of time prescribed by law, namely within 120 days of the date it came into force (April 5, 2018).

On March 7, 2018, TIM was notified of another resolution (Resolution 112/2018/CONS) in which AGCom (i) ordered the Company to postpone, for fixed telephony services only, the due date of bills issued after the restoration of monthly billing by a number of days equal to those that had presumably been lost from June 23, 2017 onwards due to the four-weekly billing cycle; and (ii) revoked the preceding resolution 499/17/CONS in the part in which TIM was ordered to repay the amounts presumably lost from June 23, 2017 onwards, with the four-weekly billing cycle.

The aforementioned resolution was challenged by TIM on March 16, 2018, with an additional submission triggered as part of the appeal against resolution 499/17/CONS, with a request for single precautionary measures, which was provisionally granted until the hearing before the Council on April 11, 2018, with a Presidential Decree published on March 26, 2017.

After the notification by AGCom, on April 9, 2018, of Presidential Decree 9/18/PRES – which amended resolution 112/18/CONS in those parts prescribing that the deferment of billing had to take place when the billing cycle was restored to monthly intervals, or multiples thereof, also ordering that the timescales for complying with the order would be identified after hearings with the operators and the main consumer protection associations – TIM and the other operators affected by the Presidential Decree withdrew their application for precautionary measures.

On May 7, 2018, TIM also appealed AGCom Presidential Decree 9/18/PRES and Resolution 187/18/CONS which ratified this decree. On July 3, 2018, AGCom published new resolution 269/18/CONS, with which it set December 31, 2018 as the date by which the operators must return to their fixed network customers a number of days of service equal to those eroded as an effect of 28-day billing, or propose to the affected customers any alternative compensatory measures, after having notified them to AGCom. In line with the actions it has undertaken and the arguments it has made so far. TIM, in keeping with actions taken and arguments made, intends to appeal this resolution. In September 2018, TIM also appealed Resolution 297/18/CONS in which AGCom imposed a fine of 696,000 euros for having continued to adopt weekly billing and renewal of offers as from February 16, 2018 in violation of AGCom Resolution 121/17/CONS.

With the judgement published in November 2018, the TAR canceled the pecuniary administrative sanction of 1.16 million euros imposed with Resolution 499/17/CONS, and confirmed the obligation of restitutio in integrum to the fixed-line customers by December 31, 2018. TIM submitted its preventive appeal before the Council of State to interrupt execution of said decision and, with its ruling of December 20, 2018, the Council of State, in upholding TIM’s appeal, interrupted the effectiveness of the aforesaid decision for the reversal order only, until March 31, 2019.

On November 30, 2018, AGCom published resolution 521/18/CONS with which it imposed a sanction of 1,044,000 euros on TIM. The sanction was imposed for breach of the transparency rules and rights to withdraw in amending the contractual terms and conditions of the mobile offers applied to customers starting from April 8, 2018 following restoration of monthly billing. TIM appealed this resolution as well to the Regional Administrative Court in January 2019.

TIM S.p.A. Separate Financial Statements	Note 22	388
Disputes and pending legal actions, other information, commitments and guarantees

Antitrust Procedure I820

Finally, on February 19, 2018, AGCM initiated the I-820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the industry association ASSTEL to verify the hypothesis of the existence of an agreement restricting competition between the main fixed-line and mobile telephone operators in order to coordinate their respective commercial strategies, thereby violating Article 101 of the TFEU.

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Decree Law 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

On March 21, 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy. The order with which AGCM confirmed the precautionary measure was published on April 13, 2018.

On June 12, 2018 TIM filed an appeal with the TAR for AGCM precautionary measure 27112 dated April 11, 2018 to be set aside.

In its session on June 27, 2018, AGCM took note of the brief submitted by TIM regarding compliance with the precautionary measure.

The date by which the case is to be closed has been set for March 31, 2019.

Vodafone Dispute – Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999–2003. With this judgment the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgment confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgment of the Council of State to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016 Vodafone appealed against the Ministry of Economic Development (MISE) and TIM to the Council of State, for non-compliance with the judgment of the Council of State. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgment of November 2016, the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999–2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

With a judgment issued in June 2018, the TAR rejected all of Vodafone’s appeals, and, as requested by TIM, expressly affirmed that AGCom must renew the proceedings, particularly with regard to the determination of the degree of replaceability between fixed and mobile telephony. Vodafone has appealed the four judgments to the Council of State.

Dispute on “Adjustments to license fees” for the years 1994–1998

In relation to lawsuits brought in past years concerning the demand for payment, by the Ministry of Communications, of adjustments to amounts paid for license fees for the years 1994–1998 (for a total of 113 million euros), the Lazio Regional Administrative Court (TAR) dismissed the Company’s appeal against the demand for payment of the adjustment for 1994 for a total of around 11 million euros, of which 9 million euros for revenues not received due to credit losses. TIM has appealed the judgment.

In another two judgments, the Lazio TAR dismissed, on the same grounds set out previously, the Company’s appeals against the demand for payment of adjustments to the license fees for the years 1995, 1996, 1997, and 1998, for a total of approximately 46 million euros. TIM has lodged appeals against the judgments with the Council of State.

Exclusively relating to a part of the 1998 part fee adjustment (equal to around 41 million) the Lazio TAR suspended the judgment with an order in December, raising preliminary questions with the EU Court of Justice on the correct scope of EC Directive 97/13 (relating to general authorizations and individual licenses in the field of telecommunications services on the basis of the currently pending litigation on the 1998 license fee and illustrated in a subsequent paragraph). The referred questions are based, inter alia, on the possible conflict between the aforementioned EC Directive 97/13 and national law, which extended the payment obligation for 1998 (commensurate with a portion of turnover) borne by telecommunications license-holders, despite the liberalization process underway.

TIM S.p.A. Separate Financial Statements	Note 22	389
Disputes and pending legal actions, other information, commitments and guarantees

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A.”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A.” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim against TIM.

In the judgment of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment, four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgment to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company challenged the rationale for the judgment in the first instance, and signed settlements, including with the final 6 heirs who constituted the civil party, before the judgment in the second instance was issued. So the only civil parties to the appeal were organizations and associations.

In April 2018, the Turin Appeal Court, overturning the judgment of the court of the first instance, found all the accused not guilty: “because there was no case to answer for all the charges”.

In its considerations, filed in October 2018, the Court recognized that there was no causal link between the individual behavior of the accused persons and the death of the former workers. The Public Prosecutor’s Office at the Turin Appeal Court appealed to the Court of Cassation against said judgment based on a number of grounds for appeal, and also requested the Joint Chambers to provide clarifications regarding the principles to apply in assessing the causal link.

POSTE

Litigation is still pending for lawsuits brought at the end of the 1990s by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste for the non-payment of services provided under a series of supply agreements for IT goods and services. The judgments handed down on first instance ruled partially in favor of the former Olivetti, but were challenged by Poste in individual appeals.

In 2009, the Rome Court of Appeal confirmed one of the credit claims of TIM, however in another judgment the same Court declared one of the disputed agreements null and void. Following that judgment, Poste served a writ of execution for the reimbursement of around 58 million euros, which TIM rejected given that its appeal against the judgment was still pending before the Supreme Court of Cassation.

In 2012, the Italian Supreme Court of Cassation overturned the Appeal Court ruling on which the writ of execution was based, after which the Rome Court ruled that the enforcement procedure was devoid of purpose as there was no longer any basis for the writ of execution obtained by Poste. The case has been reinstated before another section of the Rome Court of Appeal. In a recent ruling, the Rome Court of Appeal at the time of proceedings, reversing the Company’s previous unfavorable appeal, confirmed the contract’s validity and, with it, the legitimacy of TIM’s view of the amount already collected, of which Poste had requested reimbursement.

Elinet S.p.A. bankruptcy

In 2014, the trustees in the bankruptcy of Elinet S.p.A., and subsequently the trustees of Elitel S.r.l. and Elitel Telecom S.p.A. (the parent, at the time, of the Elitel group) appealed the judgment by which the Court of Rome dismissed the damages claim brought by the trustees of the Elinet-Elitel group, filing a new damages claim for a total of 282 million euros. The Company is alleged to have exercised management and control powers over the plaintiff, and, with it, over the Elitel group (an OLO in which TIM has never held any equity interest) through the management of trade receivables. TIM has filed an appearance, refuting the claims of the other party.

Brazil – Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V. (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the plaintiff’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

TIM S.p.A. Separate Financial Statements	Note 22	390
Disputes and pending legal actions, other information, commitments and guarantees

In September 2016 the ICC Court notified the parties of its judgment, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. A Board of Arbitration was subsequently established.

In October 2018, TIM and Telecom Italia Finance requested proceedings with the Paris Court of Appeal to be suspended, in the light of proceedings pending with the Court of Arbitration of the International Chamber of Commerce to review the same arbitration award. In November 2018, the Paris Court of Appeal suspended the proceedings until the decision is taken by the Court of Arbitration in the review proceedings.

Brazil – CAM JVCO arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration with the Camara de Arbitragem do Mercado (CAM) in Rio de Janeiro against TIM, Telecom Italia International, (now merged with Telecom Italia Finance-TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. claiming compensation for damages arising from an alleged abuse of power of control over Tim Participações. In October 2015, all the summoned companies filed petitions and Tim Participações requested a ruling against JVCO for abuse of conduct in a capacity as shareholder with non-controlling interest.

Subsequently, the arbitration board was established and in May 2016 a preliminary hearing took place, when the Terms of Reference were signed. After the hearing, the Court of Arbitration issued a procedural order upholding the appeal made by the Group for a preliminary examination of the matter of JVCO’s capacity to sue and setting a temporary schedule for arbitration. In June, the parties exchanged briefs and in their defense statements, TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. appealed against the other party’s capacity to sue, Tim Participações’s capacity to be sued, and challenged the existence of the abuse of power. In July 2016, the parties filed their replies. On October 19, 2016 the Court of Arbitration issued a procedural order on the preliminary issue of the capacity of the parties to appear in court, affirming JVCO’s capacity to sue and Tim Participações’s capacity to be sued, establishing the dates for subsequent replies of the parties. On November 21 and December 19, 2016, the parties filed additional replies. On January 31, 2017 the Court of Arbitration issued a procedural order on matters concerning proceedings, recapitulating the aspects contended and arranging for the preliminary investigation. The parties indicated the types of evidence they intended to submit; the Court of Arbitration then set the dates for hearings.

In June 2017, hearings were held in Rio De Janeiro and further documents were filed and briefs exchanged. In March 2018, the closing briefs of all parties in the proceedings were filed.

On July 23, 2018, the Court of Arbitration issued its final award in which it rejected all requests from JVCO as well as the counterclaim made by Tim Participações, and ruled that JVCO had committed abuse of power in its capacity as shareholder with non-controlling interest. It also ordered JVCO to pay 90% of arbitration fees (with TIM, TIF, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. paying the remaining 10%), and the parties to pay other legal fees directly to the defense teams of the counterparties.

Alfiere S.p.A. – TIM-CDP Immobiliare arbitrations

Alfiere S.p.A. (Alfiere) is a company that is owned equally by TIM and CDP Immobiliare S.r.l. (CDPI), which owns the property complex named “Torri dell’Eur”. It was intended that this property would house the offices of TIM’s General Administration department, after restructuring works and the conclusion of a rental contract. After issues arose relating to the cancellation of the building permit, there was a lengthy dispute before the administrative court, which in the appeal recently confirmed that Alfiere is not required to pay Roma Capitale the sum of 24 million euros by way of concession fee and rejected the damages claim for approximately 300 million euros put forward by the Company against Roma Capitale after the building permit was revoked. To this regard, arbitration proceedings have also started, with TIM making two applications for arbitration of its dispute with CDPI before the arbitration chamber of the Rome Chamber of Commerce. These disputes seek: (i) to determine that CDPI was obliged to indemnify (TIM) in relation to the extraordinary contribution of 24 million euros that local authority Roma Capitale had requested from Alfiere; (ii) to determine that TIM had absolutely no obligation to pay rent for the premises, due to the fact that the property was not handed over by December 31, 2017. As part of this second arbitration case, CDPI has, by way of counterclaim, requested that all the contracts stipulated with TIM in relation to Alfiere be canceled, and TIM ordered to pay compensation for the related damages, quantified as over 88 million euros. In May 2018 the Board of Arbitration combined the aforementioned cases. With the award granted on December 18, 2018, in accepting TIM’s requests and fully rejecting those of CDPI, the Board of Arbitration established CDPI’s obligation to indemnify TIM as regards the claims made by the Municipality of Rome by way of extraordinary fee, and affirmed non-existence of TIM’s obligation to pay rent for the aforestated real estate complex.

TIM S.p.A. Separate Financial Statements	Note 22	391
Disputes and pending legal actions, other information, commitments and guarantees

B) OTHER INFORMATION

Mobile telephony – criminal proceedings

In March 2012, TIM was served notice of the conclusion of preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to Legislative Decree 231/2001, for the offenses of handling stolen goods and counterfeiting, committed, according to the Prosecution, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offenses claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for any of the purported profits from the offenses to be confiscated (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had in any event remedied the presumed organizational inadequacies. While acknowledging the notable redimensioning of the accusations, the Company reiterated its total non-involvement in the facts at issue. In November 2016, the Court handed down its ruling acquitting the Company of the accusations. All the individuals standing trial were also acquitted, on various grounds. The Public Prosecutor appealed the acquittal and appealed to the Court of Cassation “per saltum”. In January 2019, the Italian Supreme Court of Cassation agreed to the appeal and therefore ordered that the deeds be sent to the Milan Court of Appeal.

Dispute concerning the license fees for 1998

TIM has summoned the Prime Minister’s Office to appear in a civil suit for compensation for damages caused by the Italian State through appeal ruling 7506/09, handed down by the Council of State in breach, in the view of the Company, of Community law.

The primary claim brought by the action is founded on a precedent in Community case law which affirms the right to bring actions against a State for breach of rights recognized by Community law and infringed by a judgment that has become final, against which no other remedy can be sought. The Council of State ruling definitively denied TIM the right to the refund of the license fee for 1998 (equal to 386 million euros for Telecom Italia and 143 million euros for the former TIM, plus interest), which had already been denied by the Lazio TAR, despite the favorable and binding ruling of the Court of Justice of the European Union in February 2008. That ruling concerned the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and national law, which extended the obligation for telecommunications license-holders to pay the license fee for 1998, despite the liberalization process underway. Within the scope of the same action, the Company also filed an alternative claim for damages for tort within the meaning of Article 2043 of the Italian Civil Code. The damages claim was quantified for a total of around 529 million euros, plus legal interest and adjustment. The State Attorney’s Office filed an appearance, presenting a counterclaim for the same amount. The action was assessed for its admissibility by the Court, which declared TIM’s primary claim (action for damages for manifest breach of Community law under Law 117/88) to be inadmissible. The decision was overturned on appeal, in favor of the Company. In March 2015, the Rome Court handed down its judgment of first instance, ruling that the Company’s claim was inadmissible. TIM has appealed the decision, and the case is now pending the hearing specifying the nature of the forms of order sought.

Vodafone (formerly TELETU)

The damages claim filed by TIM with writ of summons in February 2012 against the operator TELETU (now merged into Vodafone) for the unlawful refusal to restore the competitor’s customers to TIM is still pending. The claim has been quantified for approximately 93 million euros.

C) COMMITMENTS AND GUARANTEES

Guarantees provided, totaling to 5,921 million euros, essentially refer to guarantee financing provided by TIM on behalf of subsidiaries (of which 4,367 million euros relating to Telecom Italia Capital, 1,352 million euros to Telecom Italia Finance, 60 million euros to Telenergia, 38 million euros to Telecom Italia Sparkle, 32 million euros to Flash Fiber and 27 million euros to Olivetti).

TIM S.p.A. Separate Financial Statements	Note 22	392
Disputes and pending legal actions, other information, commitments and guarantees

Significant purchase commitments outstanding at December 31, 2018 for long-term contracts forming part of TIM S.p.A.’s business operations, totaling around 2 billion euros, mainly related to the commitments undertaken by the Company for supplies related to the operation of the telecommunications network.

The guarantees provided by third parties to Group companies, amounting to 4,924 million euros, refer to guarantee financing from banks and other financial institutions consisting of guarantees for loans received (1,222 million euros) and of performance guarantees under outstanding contracts (3,702 million euros). In particular, we report:

(17)

The Company issued six guarantees to the Ministry of Economic Development for a total of 1,922 million euros for deferment of payment of the amount due for acquisition of the user rights to frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 GHz bands, which will be reserved for 5G mobile telecommunications services.

(18)	The insurance guarantees, which totaled 699 million euros, basically refer to guarantee financing by TIM in applying legal provisions for contracts of Public Administrations and similar bodies.

In May 2018, as mentioned above, TIM issued a surety to the Prime Minister’s Office for 74.3 million euros to secure an appeal to the Lazio Administration Court for a provisional stay of the administrative fine levied on TIM following the preliminary investigation connected with the penalty proceeding initiated under Article 2 of Decree Law 21 of March 15, 2012 (the “Golden Power rule”) .

Lastly, guarantees were provided during 2018 to INPS to support the application by some Group companies of Article 4, paragraph 1, of Law 92 of June 28, 2012, (“Fornero Law”), to incentivize the departure of workers meeting the necessary requirements; the total amount of guarantees issued on behalf of Olivetti, HRS Services and Telecom Italia Sparkle was 31 million euros (of which 14 million euros for Olivetti, 11 million euros for Telecom Italia Sparkle and 6 million euros for HRS Services).

Main guarantees for loans at December 31, 2018

Details of the main guarantees received for EIB financing at December 31, 2018 are as follows:

Issuer

Amount (millions of euros)(1)
SACE	368

BBVA - Banco Bilbao Vizcaya Argentaria	210

Cassa Depositi e Prestiti	158

Intesa Sanpaolo	115

Ing	105

Unicredit	105

Commerzbank	57

Banco Santander	52

Sumitomo Mitsui Banking	52

•	For the loans provided by the EIB for TIM Broadband Digital Divide, TI Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

It is pointed out that the guarantee totaling 105 million euros of ING relating to the loan granted by the EIB for the TIM Broadband Research and Development Project paid back upon maturity for 100 million euros is still valid for 6 months following repayment as set forth in the contract to protect against clawback risk, i.e. until March 30, 2019.

It is clarified that the guarantees amounting to 52 million euros of Santander, 52 million euros of Sumitomo and 105 million euros of SACE relating to the loan granted by the EIB for the TIM Broadband/B-C-D Research and Development Project, paid back upon maturity for 200 million euros, are still valid for 6 months following repayment, as set forth in the contract to protect against clawback risk, i.e. until April 12, 2019.

It is specified that the guarantees amounting to 210 million euros of BBVA-Banco Bilbao Vizcaya Argentaria and 105 million euros of Unicredit relating to the loan granted by the EIB for the TIM Broadband Digital Divide/C-D Research and Development Project, paid back upon maturity for 300 million euros, are still valid for 6 months following repayment, as set forth in the contract to protect against clawback risk, i.e. until June 20, 2019.

TIM S.p.A. Separate Financial Statements	Note 22	393
Disputes and pending legal actions, other information, commitments and guarantees

NOTE 23

REVENUES

Revenues fell by 197 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)	2018	2017
Equipment sales	1,455	1,409

Services	12,429	12,684

Revenues on construction contracts	18	6

Total	13,902	14,099

Revenues from services are mainly represented by voice and data services on fixed and mobile networks for retail customers (10,004 million euros) and for other wholesale operators (1,989 million euros).

Please note that in 2018, in applying IFRS 15, the Company recognized a significant financial component in the offerings contemplating a time extension between fulfillment of the performance obligation and collection by the customer (“installment sales”); as a result, it reduced related revenues for a total amount of about 60 million euros.

Revenues are presented gross of amounts due to other TLC operators (649 million euros), which are included in “Costs of services”.

NOTE 24

OTHER OPERATING INCOME

Other operating income fell by 207 million euros and the figure breaks down as follows:

(millions of euros)	2018	2017
Late payment fees charged for telephone services	49	48

Recovery of employee benefit expenses, purchases and services rendered	27	20

Capital and operating grants	33	44

Damages, penalties and recoveries connected with litigation	23	35

Partnership agreements and other arrangements with suppliers	22	97

Estimate revisions and other adjustments	73	188

Other	25	27

Total	252	459

Other operating income includes, among others, contribution fees resulting from partnership agreements and other arrangements with suppliers designed to develop the collaboration between the parties, in order to strengthen and stabilize industrial, commercial and real estate relations over time.

TIM S.p.A. Separate Financial Statements	Note 23	394
Revenues

NOTE 25

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services rose by 234 million euros compared to 2017 and breaks down as follows:

(millions of euros)			2018	2017
Acquisition of raw materials and merchandise	(a	)	1,643	1,566

Costs of services
Revenues due to other TLC operators			649	651

Costs for telecommunications network access services			113	115

Commissions, sales commissions and other selling expenses			720	583

Advertising and promotion expenses			131	160

Professional and consulting services			115	86

Utilities			329	334

Maintenance			293	275

Outsourcing costs for other services			486	514

Mailing and delivery expenses for telephone bills, directories and other materials to customers			42	54

Distribution and logistics			8	4

Travel and lodging costs			14	15

Insurance			30	29

Other service expenses			425	414

	(b	)	3,355	3,234

Lease and rental costs
Rent and leases			554	552

Other lease and rental costs			249	215

	(c	)	803	767

Total	(a+b+c	)	5,801	5,567

During 2018, in connection with the analyses and examinations preparatory for applying the new IFRS 16 standard, the TLC circuit rents, the rents for use of satellite systems - when considered costs of services - and the services component of the lease of real estate and Base Transceiver Stations were reclassified from “Lease and rental costs” to “Costs of services” in order to better represent the nature of these costs.

So that the data can be more easily compared, the reclassification was also made on the 2017 data (for a total amount of 95 million euros).

TIM S.p.A. Separate Financial Statements	Note 25	395
Acquisition of goods and services

NOTE 26

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses decreased by 493 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)			2018	2017
Ordinary employee expenses
Wages and salaries			1,621	1,643

Social security expenses			614	622

Employee severance indemnities			1	(6)

Other employee benefits			82	68

	(a	)	2,318	2,327

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			8	27

Corporate restructuring expenses			212	674

Other			3	6

	(c	)	223	707

Total	(a+b+c	)	2,541	3,034

“Ordinary employee expenses” fell by 9 million euros mainly due to the contraction in the average salaried workforce, offset only in part by the lower incidence in 2018 of the “defensive solidarity” agreements and by several items that increased, including renewal of the National Collective Labor Agreement.

The item “Miscellaneous expenses for personnel and other labor-related services rendered” included the net impact resulting from the revised staff leaving forecasts for the years 2019-2020; Specifically, a plan was launched at the end of 2017 for executive and non-executive staff to adopt, among others, Article 4(1–7-ter) of Law 92 of June 28, 2012 (the “Fornero Law”, which provides for early retirement arrangements). During 2018, Plan take-up was greater than initially forecast, while Decree Law 4 January 28, 2019, which introduced significant changes in social security, allows wider accessibility in terms of recourse to assisted pensions. Therefore estimates for staff leaving in 2019-2020 were revised, with additional non-recurring provisions being allocated for a total of 203 million euros.

The average salaried workforce stood at 40,806 employees at December 31, 2018 (41,382 at December 31, 2017). A breakdown by category is as follows:

(number)	2018	2017
Executives	496	557

Middle Management	3,489	3,472

White collars	36,821	37,353

Blue collars	—	—

Employees on payroll	40,806	41,382

Employees with temp work contracts	—	—

Total headcount	40,806	41,382

The headcount at December 31, 2018 amounted to 42,656 employees, a decrease of 1,625 compared to December 31, 2017 (44,281).

TIM S.p.A. Separate Financial Statements	Note 26	396
Employee benefits expenses

NOTE 27

OTHER OPERATING EXPENSES

Other operating expenses rose by 64 million euros compared to 2017. The figure breaks down as follows:

(millions of euros)	2018	2017
Write-downs and expenses in connection with credit management	370	303

Provision charges	112	153

TLC operating fees and charges	41	48

Indirect duties and taxes	66	63

Penalties, settlement compensation and administrative fines	73	35

Association dues and fees, donations, scholarships and traineeships	10	12

Other	50	44

Total	722	658

of which, included in the supplementary disclosure on financial instruments	370	303

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

NOTE 28

CHANGE IN INVENTORIES

The change in inventories was a positive 84 million euros (45 million euros at December 31, 2017) and was mainly attributable to slower growth in purchases than in consumption. The amount takes into account the write-downs made to adjust the value of fixed and mobile devices to estimated realizable value of 2 million euros.

NOTE 29

INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 434 million euros, down by 23 million euros on 2017. The change was largely attributable to the lower capitalization of software development activities and lower capitalization in relation to technical work on the access network.

Internally generated assets in 2018 consisted of:

•	cost of labor of 416 million euros;

•	amortization of 3 million euros;

•	other external costs of 15 million euros.

They included 237 million euros under the item “tangible assets owned”, in connection with the design, construction and testing of network installations, and 197 million euros under the item “intangible assets with a finite useful life”, mainly in relation to software development work and the development of network solutions, applications and innovative services.

TIM S.p.A. Separate Financial Statements	Note 27	397
Other operating expenses

NOTE 30

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased by 48 million euros compared to 2017. The breakdown is as follows:

(millions of euros)			2018	2017
Amortization of intangible assets with a finite useful life
Industrial patents and intellectual property rights			847	870

Concessions, licenses, trademarks and similar rights			297	281

Other intangible assets			2	83

	(a	)	1,146	1,234

Depreciation of tangible assets owned
Buildings (civil and industrial)			33	36

Plant and equipment			1,669	1,670

Manufacturing and distribution equipment			14	15

Other			95	89

	(b	)	1,811	1,810

Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)			159	131

Plant and equipment			4	1

Other			35	27

	(c	)	198	159

Total	(a+b+c	)	3,155	3,203

Further details are provided in the Notes “Other intangible assets with a finite useful life” and “Tangible assets (owned and under finance leases)”.

TIM S.p.A. Separate Financial Statements	Note 30	398
Depreciation and amortization

NOTE 31

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)			2018	2017
Gains on disposals of non-current assets
Gains on the retirement/disposal of intangible and tangible assets			2	2

	(a	)	2	2

Losses on disposals of non-current assets
Losses on the retirement/disposal of intangible and tangible assets			13	3

	(b	)	13	3

Total	(a-b	)	(11)	(1)

NOTE 32

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

The item Impairment reversals (losses) on non-current assets was negative by 2,683 million euros (negative by 30 million euros in 2017).

Impairment losses for 2018 are equal to 2,687 million euros and 2,686 million euros refers to the goodwill impairment loss attributable to the Core Domestic unit.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment on at least an annual basis, when preparing the Company’s separate financial statements. In the 2018 Annual Report the annual impairment test resulted in a total impairment loss of 2,686 million euros on the goodwill attributed to the Core Domestic Cash-Generating Unit.

Reversals totaled 4 million euros following an update of the assessment of some construction contracts subject to prior impairment.

A more detailed analysis is provided in the Note “Goodwill”.

TIM S.p.A. Separate Financial Statements	Note 31	399
Gains/(losses) on disposals of non-current assets

NOTE 33

INCOME/(EXPENSE) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2018	2017
Dividends	125	255

Impairment losses on financial assets	(54)	(30)

Total	71	225

of which, included in the supplementary disclosure on financial instruments	11	1

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In particular, we report:

•

dividends mainly referred to the subsidiaries Inwit (68 million euros), TI Finance (37 million euros), Persidera (8 million euros) and the other company Emittenti Titoli (10 million euros); in 2017 dividends mainly referred to the subsidiaries TI Finance (190 million euros), Inwit (53 million euros), Persidera (9 million euros) and Telecontact (2 million euros);

•

impairment losses mainly referred to the write-down of the investments held in the subsidiary Noverca (42 million euros), Persidera (4 million euros), Olivetti (5 million euros) and the associate Tiglio 1 (2 million euros); In 2017, impairment losses mainly related to the subsidiaries TN Fiber (16 million euros), Olivetti (6 million euros), and the associate Alfiere (7 million euros).

TIM S.p.A. Separate Financial Statements	Note 33	400
Income/(expenses) from investments

NOTE 34

FINANCE INCOME AND EXPENSES

Finance income (expenses) show a net expense of 1,250 million euros, which breaks down as follows:

(millions of euros)	2018	2017
Finance income	1,177	1,571

Finance expenses	(2,427)	(2,965)

Total net financial income (expenses)	(1,250)	(1,394)

The items break down as follows:

(millions of euros)			2018	2017
Interest expenses and miscellaneous finance expenses
Interest expenses and other costs relating to bonds			(642)	(706)

Interest expenses relating to subsidiaries			(271)	(277)

Interest expenses relating to associates			—	—

Interest expenses to banks			(47)	(54)

Interest expenses to others			(129)	(155)

			(1,089)	(1,192)

Commissions			(58)	(69)

Miscellaneous finance expenses (*)			(124)	(134)

			(182)	(203)

Interest income and other finance income:
Interest income			6	5

Interest income from subsidiaries			1	1

Interest income from associates			—	—

Income from financial receivables, recorded in Non-current assets			—	—

Income from financial receivables from subsidiaries, recorded in Non-current assets			—	—

Income from financial receivables from associates, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Current assets			30	41

Miscellaneous finance income (*)			18	6

			55	53

Total net finance interest/(expenses)	(a	)	(1,216)	(1,342)

Other components of financial income and expense:
Net exchange gains and losses			1	4

Net result from derivatives			(51)	(40)

Net fair value adjustments to fair value hedging derivatives and underlyings			(3)	8

Net fair value adjustments to non-hedging derivatives			19	(24)

Total other components of financial income and expense	(b	)	(34)	(52)

Total net financial income (expenses)	(c	)=(a+b)	(1,250)	(1,394)

of which, included in the supplementary disclosure on financial instruments			(984)	(1,119)

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM S.p.A. Separate Financial Statements	Note 34	401
Finance income and expenses

(*) of which IFRS 9 impact:

(millions of euros)	2018	2017
Income from negative adjustment of IFRS 9 impairment reserve on financial assets through FVTOCI	2	—

Expenses from positive adjustment of IFRS 9 impairment reserve on financial assets through FVTOCI	—	—

Reversal of IFRS 9 impairment reserve on financial assets through FVTOCI	—	—

Impairment losses on financial assets other than investments	—	—

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2018	2017
Exchange gains			24	74

Exchange losses			(23)	(70)

Net exchange gains and losses			1	4

Income from fair value hedge derivatives			41	66

Charges from fair value hedge derivatives			—	—

Net result from fair value hedge derivatives	(a	)	41	66

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			213	246

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(305)	(352)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	(92)	(106)

Income from non-hedging derivatives			416	421

Charges from non-hedging derivatives			(416)	(421)

Net result from non-hedging derivatives	(c	)	—	—

Net result from derivatives	(a+b+c	)	(51)	(40)

Positive fair value adjustments to fair value hedge derivatives			50	—

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			(53)	—

Net fair value adjustments	(d	)	(3)	—

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			—	95

Negative fair value adjustments to fair value hedge derivatives			—	(87)

Net fair value adjustments	(e	)	—	8

Net fair value adjustments to fair value hedging derivatives and underlyings	(d+e	)	(3)	8

Positive fair value to non-hedging derivatives	(f	)	378	616

Negative fair value adjustments to non-hedging derivatives	(g	)	(359)	(640)

Net fair value adjustments to non-hedging derivatives	(f+g	)	19	(24)

TIM S.p.A. Separate Financial Statements	Note 34	402
Finance income and expenses

NOTE 35

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of TIM S.p.A..

On May 16, 2018, the Board of Directors of TIM S.p.A. acknowledged that the grounds for considering Vivendi the entity exercising direction and coordination powers over TIM no longer applied. Furthermore, on June 25, 2018, the Board of Directors of TIM approved amendments to the internal procedure governing transactions with related parties, and updated the relative related-party boundary to reflect the new situation, whereby Vivendi no longer qualifies as the de facto controlling entity over TIM. The procedure was lastly updated by the Board of Directors with some improvements on July 24, 2018.

Related-party transactions, when not dictated by specific laws, were conducted at arm’s length. They were performed in compliance with the internal procedure, which sets forth rules designed to ensure the transparency and fairness of the transactions in accordance with Consob Regulation 17221/2010. The current procedure is available on the website www.telecomitalia.com, under the Group section/Governance System channel.

For an analysis of transactions with subsidiaries and associates of TIM S.p.A. please refer to the Note “Investments”.

TIM S.p.A. Separate Financial Statements	Note 35	403
Related party transactions and direction and coordination activity

The effects of related party transactions on the line items of the separate income statements for 2018 and 2017 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2018

				Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	13,902	489	2	3	—	—	494	3.6

Other income	252	17	—	—	—	—	17	6.7

Acquisition of goods and services	5,801	1,069	5	81	—	—	1,155	19.9

Employee benefits expenses	2,541	—	—	—	69	10	79	3.1

Other operating expenses	722	16	—	—	—	—	16	2.2

Gains/(losses) on disposals of non-current assets	(11)	1	—	—	—	—	1

Income (expenses) from investments	71	113	1	—	—	—	114

Finance income	1,177	362	—	9	—	—	371	31.5

Finance expenses	2,427	857	3	7	—	—	867	35.7

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE INCOME STATEMENT LINE ITEMS 2017

					Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,099	—	424	3	50	—	—	477	3.4

Other income	459	—	18	3	4	—	—	25	5.4

Acquisition of goods and services	5,567	—	1,031	19	70	—	—	1,120	20.1

Employee benefits expenses	3,034	—	—	—	1	71	34	106	3.5

Other operating expenses	658	—	4	—	—	—	—	4	0.6

Gains/(losses) on disposals of non-current assets	(1)	—	1	—	—	—	—	1

Income (expenses) from investments	225	—	254	—	—	—	—	254

Finance income	1,571	—	807	—	41	—	—	848	54.0

Finance expenses	2,965	—	655	11	111	—	—	777	26.2

(*)

Vivendi group and Companies belonging to the group that it belongs to; other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 35	404
Related party transactions and direction and coordination activity

The effects of related party transactions on the line items of the statements of financial position as at December 31, 2018 and December 31, 2017 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2018

				Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	1,642	473	—	—	—	473	28.8

Securities other than investments (current assets)	466	214	—	—	—	214	45.9

Financial receivables and other current financial assets	327	17	—	—	—	17	5.2

Cash and cash equivalents	885	4	—	—	—	4	0.5

Current financial assets	1,678	235	—	—	—	235	14.0

Non-current financial liabilities	24,777	5,245	—	—	—	5,245	21.2

Current financial liabilities	7,903	3,767	—	—	—	3,767	47.7

Total net financial debt	29,360	8,304	—	—	—	8,304	28.3

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,704	129	—	—	—	129	7.6

Trade and miscellaneous receivables and other current assets	3,850	437	3	2	—	442	11.5

Miscellaneous payables and other non-current liabilities	3,006	135	—	—	—	135	4.5

Trade and miscellaneous payables and other current liabilities	5,238	324	3	28	23	378	7.2

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM S.p.A. Separate Financial Statements	Note 35	405
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2017

					Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	1,611	—	262	—	—	—	262	16.3

Securities other than investments (current assets)	746	—	491	—	—	—	491	65.8

Financial receivables and other current financial assets	326	—	16	—	38	—	54	16.6

Cash and cash equivalents	771	—	49	—	—	—	49	6.4

Current financial assets	1,843	—	556	—	38	—	594	32.2

Non-current financial liabilities	28,467	—	7,144	—	80	—	7,224	25.4

Current financial liabilities	4,197	—	710	—	150	—	860	20.5

Total net financial debt	29,210	—	7,036	—	192	—	7,228	24.7

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,752	—	100	—	—	—	100	5.7

Trade and miscellaneous receivables and other current assets	3,935	—	359	3	4	—	366	9.3

Miscellaneous payables and other non-current liabilities	1,291	—	82	—	—	—	82	6.4

Trade and miscellaneous payables and other current liabilities	5,850	—	279	3	24	23	329	5.6

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM S.p.A. Separate Financial Statements	Note 35	406
Related party transactions and direction and coordination activity

The effects of related party transactions on the significant line items of the statements of cash flows for 2018 and 2017 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2018

				Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	5,101	15	3	—	—	18	0.4

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

STATEMENT OF CASH FLOWS LINE ITEMS 2017

					Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	4,149	—	29	116	—	—	145	3.5

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM S.p.A. Separate Financial Statements	Note 35	407
Related party transactions and direction and coordination activity

TRANSACTIONS WITH SUBSIDIARIES

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	Type of contract
Revenues
4G Retail S.r.l.	102	96	Supply of products for sale to the public, voice and data transmission services and ICT services for company use, property leasing
Flash Fiber S.r.l.	180	144	Development of a horizontal FTTH secondary network under the coinvestment agreement made on July 28, 2016 between TIM and Fastweb, voice services, data transmission devices and services for company use, ICT services, IT system upgrading, and administrative outsourcing.
Tim Participações group	22	11	Roaming services, license support and provision as part of network operations, information technology, marketing & sales
H.R. Services S.p.A.	3	4	Assistance and advisory services for human resources management, property leasing and facility management services, outsourced telephone services, supply of products for the fixed-line and mobile network, administrative outsourcing
INWIT S.p.A.	31	42	Voice and data transmission services for company use, ICT services and licenses, IRU assignments of dark optic fiber and local infrastructure, Easy IP ADSL service, small cell design and production services, property leasing, revenues from contract work for BTS maintenance, administrative outsourcing
Noverca S.r.l.	46	6	Voice services for company use and resale, integrated logistics services, administrative outsourcing
Olivetti S.p.A.	25	47	Telephone services, MPLS and fiber services for the national data network, outsourced data and IT services in Data Centers, property leasing, project development, administrative outsourcing
Persidera S.p.A.	3	5	Sale of network infrastructure for television broadcasting, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice devices and services, administrative outsourcing
Telecom Italia S.Marino S.p.A.	2	3	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	66	59	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing, administrative outsourcing
Telecom Italia Trust Technologies S.r.l.	3	1	Voice services, Desktop Management and Data Center ICT services, administrative outsourcing
Telecontact S.p.A.	3	3	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing

TIM S.p.A. Separate Financial Statements	Note 35	408
Related party transactions and direction and coordination activity

(millions of euros)	2018	2017	Type of contract
Telefonia Mobile Sammarinese S.p.A.	1	1	Mobile telephone and telecommunications product sales
Telenergia S.p.A.	1	1	Outsourcing for company business, administrative outsourcing
Other minor companies	1	1
Total revenues	489	424
Other income	17	18	Recovery of seconded personnel costs, refunds of costs for services, compensation for board positions, MSA ordinary maintenance fees from INWIT S.p.A., other income

(millions of euros)	2018	2017	Type of contract
Acquisition of goods and services
4G Retail S.r.l.	129	110	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	7	10	Call center and back office services, customer care services
Olivetti Scuola Digitale S.r.l.	—	1	Support provided to the Cloud Management Platform development plan within the Multicloud project, an upgrading of the Tim Digital platform, operational management of the TIM Reading online store, ICT solutions supply, installation and assistance for the school
Flash Fiber S.r.l.	2	—	Use of the network in GPON mode for the supplies of the FTTH service
H.R. Services S.p.A.	45	47	Administration of personnel employed by TIM, training of TIM personnel, welfare service, and ASSILT and CRALT
INWIT S.p.A.	323	303	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Noverca S.r.l.	7	1	Interconnection services
Telecom Italia Trust Technologies S.r.l.	13	13	Certification Authority service for TIM and within the TIM customer offering, archiving service according to PEC rules for the TIM S.p.A.’s Certified Electronic Mail box, management services for electronic invoicing, provision of digital identity services
Olivetti S.p.A.	37	34	Supply of the Cloud Printing service, provision of customized services as part of TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service under TIM offers for end customers, processing, support and dispatching of services for information flows associated with the recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed-line and mobile telephone consumer customers respectively for electronic and paper archiving, management services for consumer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote sale of the mobile offering, developments for the upgrading of projects and platforms
Persidera S.p.A.	2	1	Supply of “contribution services” for linear channels, for the provision and sale of the TIMvision service by TIM to its customers
Telecom Italia Sparkle S.p.A.	174	181	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease

TIM S.p.A. Separate Financial Statements	Note 35	409
Related party transactions and direction and coordination activity

(millions of euros)	2018	2017	Type of contract
Telecontact S.p.A.	66	59	Customer Care services for TIM and for the Public Administration under the TIM offering
Telenergia S.p.A.	263	271	Power services
Other minor companies	1	—
Total acquisition of goods and services	1,069	1,031
Employee benefits expenses	—	—
Other operating expenses	16	4	Pay per Use contract to Flash Fiber S.r.l.
Gains/(losses) on disposals of non-current assets	1	1
Income (expenses) from investments
INWIT S.p.A.	68	53	Dividends
Persidera S.p.A.	8	9	Dividends
Telecom Italia Finance S.A.	37	190	Dividends
Telecontact S.p.A.	—	2	Dividends
Total income (expenses) from investments	113	254
Finance income
Flash Fiber S.r.l.	5	1	Income from receivables, interest income on financial receivables
Olivetti S.p.A.	—	1	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	322	747	Income from securities, income from derivatives, and financial commission income
Telecom Italia Finance S.A.	34	56	Income from securities, income from derivatives, and financial commission income
Telenergia S.p.A.	1	1	Interest income on financial receivables, financial commission income
Other minor companies	—	1
Total finance income	362	807
Finance expenses
Telecom Italia Capital S.A.	731	499	Interest on financial payables, charges on derivatives, miscellaneous finance expenses
Telecom Italia Finance S.A.	126	156	Interest on financial payables, charges on derivatives, financial commissions payables
Total finance expenses	857	655

TIM S.p.A. Separate Financial Statements	Note 35	410
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Net financial debt
Non-current financial assets
Flash Fiber S.r.l.	306	75	Loans
Telecom Italia Capital S.A.	—	43	Derivatives
Telecom Italia Finance S.A.	167	144	Derivatives
Total non-current financial assets	473	262
Securities other than investments (current assets)	214	491	Securities held in portfolio by TIM S.p.A., as a result of the buyback offer on bonds of Telecom Italia Capital
Financial receivables and other current financial assets
Flash Fiber S.r.l.	1	—	Short-term financial receivables
Telecom Italia Capital S.A.	10	11	Derivatives
Telecom Italia Finance S.A.	3	3	Derivatives
Tim Vision S.r.l.	3	—	Short-term financial receivables
TI Sparkle Med S.p.A.	—	2	Short-term financial receivables
Total financial receivables and other current financial assets	17	16
Cash and cash equivalents			Treasury current account transactions
Olivetti Scuola Digitale S.r.l.	1	1
Olivetti S.p.A.	3	16
Persidera S.p.A.	—	3
Telenergia S.p.A.	—	24
TI Sparkle Med S.p.A.	—	5
Total Cash and cash equivalents	4	49
Non-current financial liabilities
Telecom Italia Capital S.A.	3,407	5,090	Hedging derivatives and financial payables
Telecom Italia Finance S.A.	1,838	2,054	Hedging derivatives and financial payables
Total Non-current financial liabilities	5,245	7,144

TIM S.p.A. Separate Financial Statements	Note 35	411
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Current financial liabilities
A.C.C. S.r.l.	2	—	Financial payables
H.R. Services S.p.A.	13	6	Payables for current account transactions
INWIT S.p.A.	3	9	Payables for current account transactions
Telecom Italia Trust Technologies S.r.l.	10	7	Payables for current account transactions
Noverca S.r.l.	14	4	Payables for current account transactions
Olivetti S.p.A.	—	1	Payables for finance leases of photocopiers
Flash Fiber S.r.l.	5	1	Payables for current account transactions
Persidera S.p.A.	6	—	Payables for current account transactions
Telecom Italia Capital S.A.	2,110	440	Financial payables, derivatives
Telecom Italia Finance S.A.	1,371	42	Financial payables, derivatives
Telecom Italia Sparkle S.p.A.	156	154	Payables for current account transactions and financial payables
Telecontact S.p.A.	27	22	Payables for current account transactions
Telenergia S.p.A.	20	—	Payables for current account transactions
Telsy S.p.A.	5	4	Payables for current account transactions
TI Sparkle Med S.p.A.	—	3	Financial payables
TIM Tank S.r.l.	—	1	Payables for current account transactions
Tim Vision S.r.l.	1	—	Payables for current account transactions
TN Fiber S.r.l.	24	16	Payables for current account transactions
Total Current financial liabilities	3,767	710

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	129	100	Relationships with Telecontact (customer care services) and 4G Retail (new activations), tax consolidation receivables
Trade and miscellaneous receivables and other current assets
4G Retail S.r.l.	61	47	Supply of products for sale to the public, voice and data transmission services and ICT services for company use, property leasing, tax consolidation receivables
Flash Fiber S.r.l.	168	139	Development of a horizontal FTTH secondary network under the coinvestment agreement made on July 28, 2016 between TIM and Fastweb, voice services, data transmission devices and services for company use, ICT services, IT system upgrading, and administrative outsourcing.
Tim Participações group	20	9	Roaming services, license support and provision as part of network operations, information technology, marketing & sales
H.R. Services S.p.A.	2	3	Assistance and advisory services for human resources management, property leasing and facility management services, outsourced telephone services, supply of products for the fixed-line and mobile network, administrative outsourcing
INWIT S.p.A.	54	44	Voice and data transmission services for company use, ICT services and licenses, IRU assignments of dark optic fiber and local infrastructure, Easy IP ADSL service, small cell design and production services, property leasing, revenues from contract work for BTS maintenance, administrative outsourcing, tax consolidation receivables
Noverca S.r.l.	22	4	Voice services for company use and resale, integrated logistics services, administrative outsourcing

TIM S.p.A. Separate Financial Statements	Note 35	412
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Olivetti S.p.A.	26	48	Telephone services, MPLS and fiber services for the national data network, outsourced data and IT services in Data Centers, property leasing, project development, administrative outsourcing
Telecom Italia Trust Technologies S.r.l.	3	2	Voice services, Desktop Management and Data Center ICT services, administrative outsourcing, tax consolidation receivables
Persidera S.p.A.	4	4	Sale of network infrastructure for television broadcasting, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice devices and services, administrative outsourcing, tax consolidation receivables
Telecom Italia S.Marino S.p.A.	1	2	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	30	32	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing, administrative outsourcing, tax consolidation receivables
Telecontact S.p.A.	30	17	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing, tax consolidation receivables
Telenergia S.p.A.	5	4	Outsourcing for company business, administrative outsourcing, tax consolidation receivables
Tim Vision S.r.l.	5	—	Deferment of costs for the purchase of TV content relating to the viewing of TV series as part of offers for end customers
TN Fiber S.r.l.	1	1	Telephone services, administrative outsourcing, property leasing and facility services
Other minor companies	5	3
Total trade and miscellaneous receivables and other current assets	437	359
Miscellaneous payables and other non-current liabilities
Flash Fiber S.r.l.	104	46	tax consolidation payables, deferred revenues deriving from contracts for the sale of transmission capacity
INWIT S.p.A.	1	1	Deferred subscription charges revenues
Noverca S.r.l.	10	3	Tax consolidation payables
Olivetti S.p.A.	4	5	Tax consolidation payables
Telecom Italia S.Marino S.p.A.	1	1	Deferred revenues for connection and telecommunications services contracts
Telecom Italia Sparkle S.p.A.	13	24	Deferred revenues from interconnection contracts, tax consolidation payables
TN Fiber S.r.l.	1	1	Tax consolidation payables
Other minor companies	1	1
Total miscellaneous payables and other non-current liabilities	135	82
Trade and miscellaneous payables and other current liabilities
4G Retail S.r.l.	22	22	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	1	2	Call center and back office services, customer care services, tax consolidation payables
H.R. Services S.p.A.	18	20	Administration of personnel employed by TIM, training of TIM personnel, welfare services, and ASSILT and CRALT
Flash Fiber S.r.l.	51	7	Use of the network in GPON mode for the supplies of the FTTH service, tax consolidation payables

TIM S.p.A. Separate Financial Statements	Note 35	413
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2018	12/31/2017	Type of contract
INWIT S.p.A.	26	21	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies S.r.l.	11	10	Certification Authority service for TIM and within the TIM customer offering, archiving service according to PEC rules for the TIM S.p.A.’s Certified Electronic Mail box, management services for electronic invoicing, provision of digital identity services, tax consolidation payables
Noverca S.r.l.	9	—	Interconnection services
Olivetti S.p.A.	43	52	Supply of the Cloud Printing service, provision of customized services as part of TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service under TIM offers for end customers, processing, support and dispatching of services for information flows associated with the recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed-line and mobile telephone consumer customers respectively for electronic and paper archiving, management services for consumer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote sale of the mobile offering, developments for the upgrading of projects and platforms, tax consolidation payables
Persidera S.p.A.	—	3	Supply of “contribution services” for linear channels, for the provision and sale of the TIMvision service by TIM to its customers, tax consolidation payables
Telecom Italia Sparkle S.p.A.	73	59	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease, tax consolidation payables
Telecontact S.p.A.	16	18	Customer Care services for TIM and for the Public Administration under the TIM offering, tax consolidation payables
Telenergia S.p.A.	43	57	Power services, tax consolidation payables
Telsy S.p.A.	3	—	Provision of equipment under TIM offers to end customers, provision of ICT security solutions and services for TIM
Tim Vision S.r.l.	5	—	Purchase of TV content relating to the viewing of TV series, tax consolidation payables
TN Fiber S.r.l.	2	6	Disposal of Indefeasible Rights of Use (IRU) to the NGAN fiber-optic network in the town of Trento, tax consolidation payables
Other minor companies	1	2
Total trade and miscellaneous payables and other current liabilities	324	279

TIM S.p.A. Separate Financial Statements	Note 35	414
Related party transactions and direction and coordination activity

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2018	2017	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Olivetti S.p.A.	6	5	Purchase of IT products for resale and lease under the offering to end customers
Telecom Italia Trust Technologies S.r.l.	4	4	Digital Identity and Certification Authority
Telenergia S.p.A.	1	13	Connections for power supply of local NGAN cabinets
TN Fiber S.r.l.	2	6	Acquisition of infrastructure for the optic fiber network
Other minor companies	2	1
Total purchase of intangible and tangible assets on an accrual basis	15	29

TIM S.p.A. Separate Financial Statements	Note 35	415
Related party transactions and direction and coordination activity

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

Italtel S.p.A. was recapitalized in 2017. The TIM Group did not participate, leading to the disposal of the equity interests it held. The recapitalization concluded on December 14, 2017, as of which date the Italtel group was no longer a related party.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	Type of contract
Revenues
Asscom S.r.l.	1	1	Insurance brokerage
Italtel group	—	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Nordcom S.p.A.	1	1	Fixed and mobile voice services, equipment, data network connections and outsourcing
Total revenues	2	3
Other income	—	3	Contributions governed by partnership agreements from the Italtel group
Acquisition of goods and services
Italtel group	—	15	Supply and maintenance of switching equipment, software development and platform upgrading, customized products and services as part of TIM offerings to the company’s customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service.
W.A.Y. S.r.l.	4	4	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement
Other minor companies	1	—
Total acquisition of goods and services	5	19
Other operating expenses	—	—
Income/(expenses) from investments	1	—	Dividends
Finance income	—	—
Finance expenses	3	11	Write-down of financial receivable due from Alfiere S.p.A.

TIM S.p.A. Separate Financial Statements	Note 35	416
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Net financial debt
Non-current financial assets	—	—
Financial receivables and other current financial assets	—	—
Total Non-current financial liabilities	—	—
Total Current financial liabilities	—	—
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Alfiere S.p.A.	1	1	Contracts for project management, administration, corporate and compliance services, and sundry chargebacks
W.A.Y. S.r.l.	1	1	Supply of fixed-line and mobile telephony
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	3	3
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	1	1	Supply and certification of SIM CARDS, software systems
W.A.Y. S.r.l.	1	1	Supply, installation and assistance services for geolocation equipment provided as part of offers to TIM customers and development and integration services provided under the Consip agreement
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	3	3

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2018	2017	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Italtel group	—	113	Purchases of telecommunications equipment
Movenda S.p.A.	2	2	Information technology services, licenses for Cardlet Mobile Connect.
Other minor companies	1	1
Total purchase of intangible and tangible assets on an accrual basis	3	116

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2017 (11 million euros) was used to cover losses for 3 million euros and was subsequently increased by 3 million euros during 2018. The remaining amount, of 11 million euros, was fully written down.

TIM S.p.A. Separate Financial Statements	Note 35	417
Related party transactions and direction and coordination activity

TIM S.p.A. has also issued guarantees on behalf of subsidiaries, associates and joint ventures for a total of 5,914 million euros, net of back-to-back guarantees received (6,440 million euros at December 31, 2017).

In particular, the following is noted: 4,367 million euros on behalf of Telecom Italia Capital S.A. (5,003 million euros at December 31, 2017); 1,352 million euros on behalf of Telecom Italia Finance S.A. (1,367 million euros at December 31, 2017); 38 million euros on behalf of the Sparkle group (29 million euros at December 31, 2017); 62 million euros on behalf of Olivetti S.p.A. (51 million euros at December 31, 2017); 60 million euros on behalf of Telenergia S.p.A. (18 million euros at December 31, 2017); 1 million euros relating to Alfiere S.p.A. (1 million euros at December 31, 2017).

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

Details are provided below of the transactions with:

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of TIM S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2018;

•	Former Telco company and related companies through Directors whose term of office ended on May 4, 2018.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	Type of contract
Revenues
Other Directors or through	1	—	Fixed-line and mobile voice services and devices
Mediobanca group	1	4	Telephone services, sale of equipment, data network services and Internet accesses
Former Telco Companies	—	45	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Other minor companies	1	1
Total revenues	3	50
Other income	—	4	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Acquisition of goods and services
Other Directors or through	2	—	Amounts recognized for telephone services to be paid back
Havas Group	72	54	Purchase of media space on behalf of TIM and, to a lesser extent, development and delivery of advertising campaigns
Mediobanca group	—	1	Credit recovery activities
Vivendi group	7	4	Purchase of musical and television digital content (TIMmusic, TIMvision) and supply of D&P cloud-based games (TIMgames).
Former Telco Companies	—	11	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Total acquisition of goods and services	81	70
Employee benefits expenses	—	1	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Other operating expenses	—	—
Income/(expenses) from investments	—	—
Finance income
Mediobanca group	9	14	Income from derivatives
Former Telco Companies	—	27	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Total finance income	9	41

TIM S.p.A. Separate Financial Statements	Note 35	418
Related party transactions and direction and coordination activity

(millions of euros)	2018	2017	Type of contract
Finance expenses
Mediobanca group	7	76	Expenses from derivatives, interest expenses
Former Telco Companies	—	35	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2017
Total finance expenses	7	111

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Net financial debt
Non-current financial assets	—	—
Financial receivables and other current financial assets	—	38	Derivatives negotiated with the Mediobanca group
Cash and cash equivalents	—	—
Non-current financial liabilities
Mediobanca group	—	80	Referring to medium/long-term loans, derivatives and non-current financial payables for finance leases
Total Non-current financial liabilities	—	80
Current financial liabilities
Mediobanca group	—	150	Current portion of medium/long term loans, derivatives and current financial payables for finance leases
Total Current financial liabilities	—	150

TIM S.p.A. Separate Financial Statements	Note 35	419
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Other Directors or through	1	3	Fixed-line and mobile voice services and devices
Vivendi group	1	—	TIM Show 2018 service, TV series rights
Other minor companies	—	1
Total trade and miscellaneous receivables and other current assets	2	4
Miscellaneous payables and other non-current liabilities	—	—
Trade and miscellaneous payables and other current liabilities
Havas Group	27	22	Purchase of media space on behalf of TIM and, to a lesser extent, development and delivery of advertising campaigns
Mediobanca group	—	1	Credit recovery activities
Vivendi group	1	1	Purchase of musical and television digital content (TIMmusic, TIMvision) and supply of D&P cloud-based games (TIMgames).
Total trade and miscellaneous payables and other current liabilities	28	24

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2018	2017	Type of contract
Employee benefits expenses			Contributions to pension funds
Fontedir	7	8

Telemaco	62	63

Total Employee benefits expenses	69	71

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2018	12/31/2017	Type of contract
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	3

Telemaco	20	20

Total trade and miscellaneous payables and other current liabilities	23	23

TIM S.p.A. Separate Financial Statements	Note 35	420
Related party transactions and direction and coordination activity

REMUNERATION TO KEY MANAGERS

In 2018, the total remuneration recorded on an accrual basis by TIM S.p.A. in respect of key managers amounted to 10 million euros (34 million euros at December 31, 2017). The figure breaks down as follows:

(millions of euros)	2018	2017
Short-term remuneration	6	9

Long-term remuneration	—	—

Employment termination benefit incentives	3	25

Share-based payments (*)	1	—

Total	10	34

(*)	These refer to the fair value of the rights, accrued to December 31, 2018, under the share-based incentive plans of TIM S.p.A. (Long Term Incentive 2018).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. This item did not include the effects of the reversal of accruals related to the 2017 costs that came to about 1 million euros.

Employment termination benefit incentives for 2017 related to the amount awarded as a settlement to Flavio Cattaneo and did not include the reversal, totaling 10.7 million euros, of the accruals made in 2016 for the Special Award.

In 2018, contributions to defined contribution plans (Assida and Fontedir) paid by TIM S.p.A. in favor of Key Managers totaled 119,000 euros (97,000 euros in 2017).

TIM S.p.A. Separate Financial Statements	Note 35	421
Related party transactions and direction and coordination activity

In 2018, “Key managers”, i.e. those who, directly or indirectly, have the power and responsibility for the planning, management and control of TIM Group operations, including directors, were the following:

Directors:
Giuseppe Recchi	(1)	Deputy Executive Chairman of TIM S.p.A.
Arnaud Roy de Puyfontaine	(2)	Executive Chairman of TIM S.p.A.
Fulvio Conti	(3)	Executive Chairman of TIM S.p.A.
Amos Genish	(4)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(5)	General Manager of TIM S.p.A.
Luigi Gubitosi	(6)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(6)	General Manager of TIM S.p.A.
Managers:
Stefano De Angelis	(7)	Diretor Presidente Tim Participações S.A.
Sami Foguel	(8)
Stefano Azzi	(9)	Head of Consumer & Small Enterprise
	(18)	Chief Consumer Office
Stefano Ciurli	(9)	Head of Wholesale
Giovanni Ferigo	(9)	Head of Technology
Lorenzo Forina	(9)	Head of Business & Top Clients
	(18)	Chief Business & Top Clients Office
Mario Di Mauro	(10)	Strategy, Innovation & Customer Experience
Riccardo Meloni	(11)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(9)	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(12)	Head of Legal, Regulatory and Tax
Piergiorgio Peluso		Head of Administration, Finance and Control
Elisabetta Romano	(13)	Chief Technology Office
Pietro Scott Iovane	(14)	Chief Commercial Office
Michel Sibony	(15)	Head of the Procurement Unit & Real Estate
Anna Spinelli	(16)
Stefano Siragusa	(17)	Chief Wholesale Infrastructures Network and Systems Office

(1)	To March 22, 2018.
(2)	To April 24, 2018.
(3)	From November 13, 2018 to November 17, 2018.
(4)	To April 24, 2018 and from May 7, 2018 to November 13, 2018.
(5)	To November 14, 2018.
(6)	From November 18, 2018.
(7)	To July 22, 2018.
(8)	From July 23, 2018.
(9)	To March 5, 2018.
(10)	From March 6, 2018; with organization communication dated January 7, 2019, the structure was renamed “Innovation and Customer Experience”.
(11)	From March 16, 2018.
(12)	With organization communication dated January 7, 2019, the structure was renamed “Legal & Tax”.
(13)	From July 1, 2018.
(14)	From April 19, 2018 to September 11, 2018.
(15)	To May 16, 2018.
(16)	From September 1, 2018.
(17)	From March 12, 2018.
(18)	From September 24, 2018.

TIM S.p.A. Separate Financial Statements	Note 35	422
Related party transactions and direction and coordination activity

NOTE 36

EQUITY COMPENSATION PLANS

Equity compensation plans in place at December 31, 2018 are used for retention purposes and to offer long-term incentives to Group managers and personnel.

A summary is provided below of the plans in place at December 31, 2018. For more information on the plans in place at December 31, 2017, see the Separate Financial Statements of TIM S.p.A. at that date.

DESCRIPTION OF STOCK OPTION PLANS

2014-2016 Stock Option Plan

The objective of the 2014–2016 Stock Option Plan, introduced following its approval by the Board of Directors of the Company on June 26, 2014, was to encourage management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of company shares. It was aimed at the then Chief Executive Officer, Top Management (including Key Officers) and select TIM Group managers.

For a description of the Plan, see the Separate Financial Statements of TIM S.p.A. at December 31, 2017.

The three-year exercise period (March 24, 2017 - March 24, 2020) commenced following the approval of the financial statements for 2016 by the Board of Directors on March 23, 2017.

Based on final data approved, the number of exercisable options is 20% of the total options assigned to targets.

The exercise price was set, by the Board of Directors meeting that initiated the plan at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below is the situation at December 31, 2018:

•	133,042 shares at a unit price of 1.15 euros;

•	343,069 shares at a unit price of 1.01 euros;

•	893,617 shares at a unit price of 0.99 euros;

•	13,497,406 shares at a unit price of 0.94 euros.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS

2018-2020 Long Term Incentive Plan

On April 24, 2018 the Shareholders’ Meeting of TIM S.p.A. approved the 2018 Long Term Incentive Plan (the “Plan”). The objective of the Plan is to create incentives for Beneficiaries upon achievement of Group corporate objectives set out in the industrial plan, bringing the interests of management holding organizational positions that are crucial to the company business into line with the interests of TIM S.p.A. owners in terms of growth in value of the Share over the medium to long term.

The Plan envisages two grants: a first grant reserved to the Chief Executive Officer, serviced by a maximum of 30,000,000 shares; a second grant for a select number of Group management (serviced by a maximum of 55,000,000 shares).

It provides for a three-year vesting period (2018–2020) and the bonus allocation of ordinary shares of the TIM S.p.A. Company subject to the achievement of the performance conditions stated below, as assessed by the Board of Directors when approving the TIM Group consolidated financial statements at December 31, 2020:

•

Stock performance (70% weighting): Performance of the ordinary share of TIM S.p.A. compared to the average performance of a basket of Peers made up of the following peers: Deutsche Telekom AG, Vodafone Group PLC, Telefonica SA, Orange SA, BT Group PLC, Telenor ASA, Swisscom AG, Telia Co AB, Koninklijke KPN NV, Proximus SADP, Elisa OYJ;

•

Equity Free Cash Flow (30% weighting): parameter tied to the generation of cash cumulated over the three-year period. This indicator, considered net cash flow before the dividend and the investment in frequencies, pursuant to the 2018-2020 industrial plan, is measured as follows:

(+)	adjusted EBITDA, i.e. reported EBITDA adjusted for any non-recurring line items;

(-)	capital expenditures (capex; not including the investment in frequencies);

(+/-)	changes in adjusted net working capital (reported adjusted for any non-recurring items), including the changes in the operating provisions;

(-)	total finance expenses;

(-)	taxes

This amount is the Free Cash Flow available for paying dividends, debt repayment, the impact of IAS 17 (finance lease) and the investment in frequencies, and does not include the financial impact of investment acquisition and/or disposal transactions (M&A).

TIM S.p.A. Separate Financial Statements	Note 36	423
Equity compensation plans

Following assignment, all shares will be subject to the lock-up clause for two years.

The operating terms and conditions of the Plan are set forth in the Plan Rules, approved by the Board of Directors on July 24, 2018, which resolved its start-up.

Special Award 2016 - 2019

For the description of the Special Award 2016-2019, launched in 2016, see the Separate financial statements of TIM S.p.A. at December 31, 2017.

At December 31, 2018 the Key Managers, identified in 2017 as beneficiaries in relation to the 1.5% share of the 2016 over-performance, were granted a total amount of 1 million euros (of which 0.8 million euros consisted of 1,025,640 TIM S.p.A. ordinary shares and the remainder in cash). The payment is scheduled for after the approval of the Financial Statements for the year 2019.

TIM S.p.A. Separate Financial Statements	Note 36	424
Equity compensation plans

NOTE 37

SIGNIFICANT NON-RECURRING EVENTS AND

TRANSACTIONS

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	(a	)	18,138	(1,854)	29,360	(515)

Adjustments of revenues from previous years			(62)	(62)	—	—

Professional and consulting services and other costs			(9)	(9)	14	(14)

Charges and provisions for restructuring and other			(158)	(158)	198	(198)

Expenses related to disputes and regulatory sanctions and related liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(85)	(85)	17	(17)

Sundry expenses			(17)	(17)	22	(22)

Impairment loss on Goodwill			(2,686)	(2,686)	—	—

Finance expenses			(7)	(7)	—	—

Total non-recurring effects	(b	)	(3,024)	(3,024)	251	(251)

Figurative amount	(a-b	)	21,162	1,170	29,109	(264)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate income statement line items is as follows:

(millions of euros)	2018	2017
Operating revenues and other income	(62)	—

Adjustments of revenues from previous years	(62)	—

Acquisition of goods and services	(13)	(8)

Advisory and professional services and other costs	(13)	(8)

Employee benefits expenses	(221)	(692)

Expenses related to restructuring and rationalization and other expenses	(221)	(692)

Other operating expenses	(108)	(176)

Expenses related to disputes and regulatory sanctions and related liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(87)	(148)

Sundry expenses	(21)	(28)

Impact on EBITDA	(404)	(876)

Impairment reversals (losses) on non-current assets	(2,686)	(30)

Goodwill impairment loss	(2,686)	—

Impairment losses on intangible assets	—	(30)

Impact on EBIT	(3,090)	(906)

Other finance income (expenses)	(9)	(26)

Impact on profit (loss) before tax	(3,099)	(932)

Effect on income taxes on non-recurring items	75	261

Impact on profit (loss) for the year	(3,024)	(671)

TIM S.p.A. Separate Financial Statements	Note 37	425
Significant non-recurring events and transactions

NOTE 38

POSITIONS OR TRANSACTIONS RESULTING FROM

ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2018 no atypical and/or unusual transactions, as defined by that Communication, were pursued.

NOTE 39

OTHER INFORMATION

RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2018	2017
Research and development costs expensed during the year	44	43

Capitalized development costs	1,121	1,904

Total research and development costs (expensed and capitalized)	1,165	1,947

The decrease in 2018 is mainly connected to the completion of the engineering, expansion and development of next generation networks, i.e. LTE and NGAN, which have not reached maturity.

In the 2018 separate income statement, amortization charges totaling 780 million euros were recorded for development costs capitalized during the year and in prior years.

Research and development activities conducted by TIM S.p.A. are detailed in the Report on Operations (Sustainability Section).

OPERATING LEASES

In accordance with IAS 17, the Company considers as non-cancelable those operating leases that can only be canceled upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional significant contractual penalty that renders early termination of the contract unreasonable.

In particular:

Revenue related

TIM has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2018, the amount of lease installments receivable was as follows:

(millions of euros)	12/31/2018	12/31/2017
Within 1 year	29	73

From 2 to 5 years	75	97

Beyond 5 years	—	5

Total	104	176

TIM S.p.A. Separate Financial Statements	Note 39	426
Other information

Expense related

TIM has entered into non-cancelable operating leases on properties, rental agreements for IT products, equipment and devices and hosting contracts on sites owned by third parties.

The measurement perimeter shown excludes – in addition to leases already classified as finance leases (mainly real estate leases and leases on equipment and vehicles) whose Asset and Liability value is recognized in the financial statements – also for the variable and accessory components of these leases (e.g. underlying land of leased buildings), as well as leases considered cancelable, as defined above.

At December 31, 2018 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2018	12/31/2017
Within 1 year	441	427

From 2 to 5 years	1,267	1,334

Beyond 5 years	217	133

Total	1,925	1,894

It should also be noted that, in addition to the above, the IFRS 16 accounting standard - Leases (applied from 1/1/2019) includes subscription charges relating to operating leases outstanding at December 31, 2018 relating to cancelable passive real estate contracts or lease periods classified as cancelable (for example, subsequent lease renewals).

For further details on the application of the new IFRS 16 accounting standard, see Note “Accounting Policies”.

PUBLIC FUNDS

Italian Law 124/2017 requires that information on subsidies, contributions, paid assignments and economic benefits of any kind received from public administrations be provided. In relation to this, funds received are shown in the following table:

Distributing entity	intervention segment	2018 collections (millions of euros)
Fondimpresa	training	5

Fondirigenti	training	1

Infratel	construction of ultrabroadband infrastructure	106

Ministry of Economic Development	construction of mobile network infrastructure	1

	technological innovation projects	1

MIUR	research and energy efficiency projects	1

Autonomous Province of Trento	Eschooling project	1

Total		116

TIM S.p.A. Separate Financial Statements	Note 39	427
Other information

SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The table below shows the total fees payable to PwC S.p.A. and the other entities of the PwC network for auditing the 2018 financial statements, as well as the fees pertaining to 2018 for other audit/checking services and other non-audit services provided to TIM by PwC and other entities of the PwC network. Out-of-pocket expenses incurred in 2018 for such services are also included herein.

	TIM S.p.A.

(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network
Audit services:
audit of the separate financial statements	1,401,717		1,401,717

audit of the consolidated financial statements	194,400		194,400

review of Form 20-F and SOX Rule 404	1,002,700		1,002,700

limited review of the half-year condensed consolidated financial statements	229,130		229,130

other	15,500	15,500	31,000

Verification services with issue of certification	65,000		65,000

Attestation of compliance of the Consolidated Non-Financial Statement	83,281		83,281

Other services:
agreed procedures on regulatory accounting areas	30,000		30,000

due diligence procedures for the sale/purchase of investments		185,091	185,091

other	110,000	37,500	147,500

Total 2018 fees due for audit and other services to the PwC network	3,131,728	238,091	3,369,819

Out-of-pocket expenses			290,675

Total			3,660,494

TIM S.p.A. Separate Financial Statements	Note 39	428
Other information

NOTE 40

EVENTS SUBSEQUENT TO DECEMBER 31, 2018

TIM: BOND ISSUE AT 5 YEARS AND 3 MONTHS FOR 1 BILLION 250

MILLION EUROS

On January 8, TIM S.p.A. successfully concluded the launch of a fixed-rate bond issue for 1 billion 250 million euros intended for institutional investors, financing itself below its average cost of debt.

The yield of the issue, equal to 4.125%, is lower than the Group’s average cost of debt, which was about 4.4% at the end of September 2018. The issue is part of the maturing debt optimization and refunding process.

Issuer: Telecom Italia S.p.A.

Amount: 1 billion 250 million euros

Settlement date: January 11, 2019

Maturity: April 11, 2024

Coupon: 4.000%

Issue price: 99.436%

Repayment price: 100.000%

Actual yield upon maturity, 4.125%, corresponds to a yield of 387.6 basis points above the reference rate (mid swap).

The securities were issued as part of the Group 20 billion-euro EMTN program and will be listed on the Luxembourg Stock Exchange.

VODAFONE ITALIA AND TELECOM ITALIA INTEND TO BEGIN A NEW

PARTNERSHIP FOR MOBILE NETWORK SHARING

Vodafone Italia (“Vodafone”) and the Telecom Italia Group (“TIM”) intend to begin a partnership to share the active component of the 5G network, assess the possibility of sharing active devices on the 4G network and expand the current passive sharing agreement; the partnership will allow for more rapid 5G development, across a wider geographical area and at a lower cost.

The two companies:

•	intend to cooperate to adapt their fiber transmission networks for mobile backhauling;

•	intend to assess merging the respective passive infrastructures into a single entity, for a total of 22,000 towers in Italy;

•	have signed a Memorandum of Understanding and have agreed to begin exclusive negotiations on the overall project.

On February 21, 2019 Vodafone and TIM announced that they had signed a non-binding Memorandum of Understanding in relation to a potential partnership to share the active network and expand the current passive infrastructure sharing agreement.

The Parties are also assessing the feasibility and contents of a possible merger agreement for their respective transmission towers in Italy into a single entity.

To allow assessment of these initiatives, Vodafone and TIM have agreed a period of negotiation exclusivity.

In relation to the project to share the active network, Vodafone and TIM intend to sign an agreement that would allow joint development of the 5G infrastructure. This project will allow for more rapid 5G development, across a wider geographical area and at a lower cost. Vodafone and TIM will assess the technical and commercial feasibility of jointly installing their active 5G equipment across the country, including in some large cities where each company may wish to maintain strategic flexibility and ensure its ability to respond to the needs of its customers.

Vodafone and TIM also intend to assess the possibility of also sharing active equipment on the existing 4G networks, in support of 5G network active sharing; this could also generate further efficiencies. In addition, Vodafone and TIM intend to adapt their respective mobile transmission networks, through the use of higher capacity fiber-optic cables (“Fiber-to-the-Site” or “backhauling”). This would allow customers to take advantage of the new 5G features, such as higher speed and lower latency, and would generate greater economies of scale for the companies.

Vodafone and TIM also intend to extend their current passive infrastructure network agreement, moving from the current 10,000 sites (about 45% of the two companies’ total tower numbers) to national coverage, with the aim of accelerating and strengthening 5G technology development and of using the network infrastructure more efficiently, in both urban and rural areas.

In relation to the potential combination, Vodafone and TIM have agreed to assess a potential transaction to allow them to consolidate approximately 22,000 telecommunication towers in Italy, merging into a single entity the passive network infrastructures of Vodafone with those of Infrastrutture Wireless Italiane (“Inwit”), a listed company 60% owned by TIM. The combination would be structured to create value for all the parties involved. The

TIM S.p.A. Separate Financial Statements	Note 40	429
Events subsequent to December 31, 2018

companies intend to assess the opportunity, where possible, to move active network equipment currently hosted on third-party towers to the new company over time. The expanded tower infrastructure would allow the continued pursuit of the objective to increase other operator hosting, generating further efficiencies.

The potential combination would be structured to give Vodafone and TIM the same equity investment and equal governance rights in Inwit, as well to ensure the parties do not have to launch a public tender offer on Inwit shares.

As a whole, the initiative aims to promote sector competition and facilitate an open environment for 5G development.

All the projects described are covered, in their essential terms, in a non-binding Memorandum of Understanding and their implementation is conditional on the signing of binding agreements between the parties, as well as the necessary antitrust clearance.

Vodafone and TIM aim to conclude one or more of the Initiatives during 2019.

TIM S.p.A. Separate Financial Statements	Note 40	430
Events subsequent to December 31, 2018

NOTE 41

LIST OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries
4G RETAIL	Milan	Euro	2,402	67,167	8,879	100.00%	67,167		15,108	(52,059)

CD FIBER	Rome	Euro	50	45	(1)	100.00%	45	(5)	50	5

FLASH FIBER	Milan	Euro	30	188,149	(9,624)	80.00%	150,519		163,224	12,705

HR SERVICES	L’Aquila	Euro	500	12,696	3,834	100.00%	12,696		570	(12,126)

INFRASTRUTTURE WIRELESS ITALIANE	Milan	Euro	600,000	1,548,305	140,761	60.03%	853,497		828,494	(25,003)

NOVERCA	Rome	Euro	10	18,690	(25,891)	100.00%	18,691		18,691	—

OLIVETTI	Ivrea (TO)	Euro	10,000	12,047	(8,147)	100.00%	12,047		11,984	(63)

PERSIDERA	Rome	Euro	21,429	103,702	14,434	70.00%	62,488		133,186	70,699

TELECOM ITALIA CAPITAL	Luxembourg	Euro	2,336	(82,450)	30,214	100.00%	(82,450)		2,388	84,838

TELECOM ITALIA FINANCE	Luxembourg	Euro	1,818,692	6,381,796	96,902	100.00%	6,328,696		5,914,971	(413,725)

TELECOM ITALIA LATAM PARTIC. E GESTÃO ADMIN.	SanPaolo (Brazil)	R$	118,926	(25,257)	(5,595)

		Euro	26,805	(6,144)	(1,261)	100.00%	(6,144	)(5)	—	6,144

TELECOM ITALIA SAN MARINO	San Marino	Euro	1,808	5,625	935	100.00%	5,625		7,565	1,940

TELECOM ITALIA SPARKLE	Rome	Euro	200,000	675,846	(3,412)	100.00%	768,783	(6)	586,668	(182,115)

TELECOM ITALIA TRUST TECHNOLOGY	Pomezia (RM)	Euro	7,000	13,705	1,168	100.00%	13,705		8,498	(5,207)

TELECOM ITALIA VENTURES	Milan	Euro	10	2,442	(100)	100.00%	2,442		2,541	99

TELECONTACT CENTER	Naples	Euro	3,000	25,490	5,378	100.00%	25,490		12,523	(12,967)

TELENERGIA	Rome	Euro	50	32,501	1,730	100.00%	32,501		50	(32,451)

TELSY	Turin	Euro	390	18,894	648	100.00%	18,894		14,517	(4,377)

TI AUDIT COMPLIANCE LATAM (in liquidation)	Rio de Janeiro (Brazil)	R$	1,500	1,938	(131)

		Euro	338	437	(30)	69.9996%	306		313	7

TIMVISION	Rome	Euro	50	1,335	(728)	100.00%	1,335	(5)	2,550	1,215

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES	Rio de Janeiro (Brazil)	R$	7,169,030	11,082,378	511,706

		Euro	1,615,869	2,497,921	115,336	0.00000001%	—		—	—

TIM TANK	Milan	Euro	18,600	16,062	(80)	100.00%	16,062	(5)	19,175	3,113

TIMB 2	Rome	Euro	10	7	(1)	1.00%	—		—	—

TN FIBER	Trento	Euro	55,918	38,498	(1,312)	100.00%	38,498		38,498	—

							(	*)	7,781,564	(559,329)

TIM S.p.A. Separate Financial Statements	Note 41	431
List of investments in subsidiaries, associates and joint ventures

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)	Carrying amount (B) (4)	Difference (B-A)
Investments in associates and joint ventures
ALFIERE	Rome	Euro	9,250	3,571	(5,679)	50.00%	1,786	—	(1,786)

AREE URBANE (in liquidation)	Milan	Euro	100	(61,635)	(21,165)	32.62%	(20,105)	—	20,105

ASSCOM INSURANCE BROKERS	Milan	Euro	100	1,481	652	20.00%	296	20	(276)

NORDCOM	Milan	Euro	5,000	13,031	1,029	42.00%	5,473	2,143	(3,330)

TIGLIO I	Milan	Euro	5,256	11,538	(2,882)	47.80%	5,515	4,835	(680)

TIGLIO II (in liquidation)	Milan	Euro	10	209	(33)	49.47%	103	119	16

Consorzio EO (in liquidation)	Rome	Euro	31	1	(1)	50.00%	1	—	(1)

								7,117	14,408

(*)

The amount does not include 7 thousand euros representing the discount and the fair value of the bonus shares, on the Telecom Italia ordinary shares subscribed by the employees of the companies controlled indirectly by the Telecom Group under the “2010-2014 Broad-Based Employee Share Ownership Plan (“BBSOP”).

(1)	Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.
(2)	Includes profit (loss)
(3)	Net of dividends to be paid
(4)	Includes investment account payments
(5)	Covered by the provision for losses of subsidiaries and associates
(6)	Figures taken from the consolidated financial statements

TIM S.p.A. Separate Financial Statements	Note 41	432
List of investments in subsidiaries, associates and joint ventures

CERTIFICATION OF THE SEPARATE FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

•

We, the undersigned, Luigi Gubitosi, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

(1)	the adequacy in relation to the characteristics of the company and

(2)	the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2018 fiscal year.

•

TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

•	The undersigned also certify that:

•	The separate financial statements at December 31, 2018:

•

are prepared in conformity with international accounting standards endorsed by the European Union pursuant to EC Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislation and regulations in force in Italy with particular reference to Article 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Article 9 of Legislative Decree 38 of February 28, 2005;

•	agree with the results of the accounting records and entries;

•	provide a true and fair view of the financial position, financial performance and cash flows of the Company;

•

the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to the main risks and uncertainties. The Report on Operations also contains a reliable analysis of information concerning significant related party transactions.

February 21, 2019

Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports
(signed) Luigi Gubitosi	(signed) Piergiorgio Peluso

TIM S.p.A. Separate Financial Statements	Certification of the financial statements	433

INDEPENDENT AUDITORS REPORT

Independent auditor’s report

in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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To the shareholders of TIM SpA

Report on the audit of the separate financial statements

Opinion

We have audited the financial statements of TIM SpA (the “Company”), which comprise the statement of financial position as of 31 December 2018, the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2018, and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISA Italia).

Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of this report. We are independent of the Company pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Key audit matters	Audit procedures performed

Impairment test on goodwill

Note 3 of the separate financial statements “Goodwill”

The goodwill as of 31 December 2018 is equal to Euro 24,341 million, referable to the Core Domestic’s cash generating unit (“CGU”) for Euro 23,929 million and to International Wholesale’s CGU for Euro 412 million. The goodwill represents approximately 39% of total assets, therefore it is a significant line item of the financial statements.

In accordance with internal procedure and International Accounting Standard 36, the Company, with the support of external experts, performed the annual impairment test as at 31 December 2018 for all the CGUs identified.

Based on the impairment test performed as at 31 December 2018, an impairment loss of Euro 2,686 million has been accounted for the Core Domestic CGU, whereas the recoverable amount of the International Wholesale CGU resulted higher than the carrying value.

The impairment test involved the usage of complex estimates for the definition of Core Domestic CGU’s value in use and International Wholesale CGU’s fair value, for instance those related to 2019-2021 business plan’s cash flows and related projections for 2022-2023 (including the expected cash flows from the 5G technology), discount rates and the growth rate used to estimate the terminal value beyond the business plan projections.

This was an area of particular audit focus because of the goodwill materiality, TIM’s market capitalization lower than consolidated net equity’s value, and the complexity of the assumptions used to determine the recoverable amounts of Core Domestic and International Wholesale CGUs.

The audit procedures performed included the analysis of the consistency between the impairment test procedures approved by the Board of Directors, the requirements of International Accounting Standard 36 ‘Impairment of Assets’ and the impairment test procedure effectively in place. Additionally, we verified the design and operation of the key controls in place performed by management to address identified risks.

Moreover, we have considered the information included in the board of statutory auditors’ report to shareholders related to fiscal year 2018, with reference to comments made on forecast preparation process at 30 June 2018 and to the related response prepared by management.

We verified the consistency between the identified CGUs and IAS 36’s requirements, and the fact that the impairment test has been performed considering the current conditions of CGUs.

We analyzed key assumptions utilized to determine the net present value of the prospective cash flows for the impairment tests performed during 2018 and we verified the reasonableness of the valuation method used for the fair value determination of International Wholesale CGU. These activities have been performed through discussions held with TIM’s senior management and their external valuation and industrial experts, comparing main assumptions and parameters utilized (expected cash flows, discount rate, growth rate, enterprise value/ebitda ratio) with market benchmarks, indications provided by external experts and with corresponding assumptions and parameters used in the context of the impairment tests performed.

Additionally, we evaluated the consistency between the expected cash flows used for the impairment test and the ones included in the 2019-2021 business plan approved by the Board of Directors and we verified the accuracy of the underlying calculation. These activities have been integrated with the review of management’s sensitivity analyses performed on risk factors identified, and on some parameters used in the impairment test.

Lastly, we verified the adequacy of the financial disclosure based on international financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of the impairment test process, disclosure of the main assumptions, quantitative results of the impairment test and sensitivity analysis.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Revenue recognition

Note 23 of the separate financial statements “Revenues”

Company’s 2018 revenues are Euro 13,902 million, mostly referable to telecommunications services rendered to retail and wholesale customers.

Revenues recognition required particular audit focus due to: i) introduction of new international accounting standard IFRS 15 adopted by TIM SpA since 1 January 2018, that determined significant changes in revenue recognition, the adoption of new processes and the implementation of new application systems and new controls, ii) complex accounting process due to the significant number of commercial offers, underlying operating systems and related reconciliation processes, iii) recognition process’ manual phases with specific reference to the revenue for services rendered to large corporate clients.

Our audit procedures included an understanding of the processes underlying the revenue recognition integrated with an understanding of the design and operation of the controls in place to address the risks identified, including new controls implemented for the adoption of the new accounting standard IFRS 15.

Audit procedures also included testing of the application systems supporting the relevant accounting processes. We have also verified:

•  for main commercial offers the consistency between the accounting criteria adopted and IFRS 15’s requirements, where adoption determined significant impacts in the methods of measurement and recognition of revenues for some commercial offers;

•  on a sample basis, some revenue transaction related to invoices issued or to be issued, in order to confirm the consistency between the accounting, the contractual terms, the invoices and the supporting evidence for the service rendered and/or for the goods transferred;

•  the reconciliation between operating and accounting data for the most significant financial statements accounts referred to relationships with customers.

Moreover we sent the confirmation letters to some customers in order to confirm some transactions selected on a sample basis.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Litigation in Italy

Note 22 of the separate financial statements “Disputes and pending legal proceeding, other information, commitments and guarantees”

TIM SpA is involved in several regulatory and commercial legal disputes, some of which are characterized by significant requests.

In relation to regulatory disputes we highlight the so called A428’s “follow-on” disputes, originated by the reimbursement requests made by certain telecommunications operators based on the fine imposed in prior years by the Italian Competition Authority (AGCM) to TIM due to an alleged abuse of dominant position, as well as the disputes with the Italian Telecommunications Market Authority (AGCOM) and AGCM connected to TIM’s behaviors related to 28 days “invoicing period” and Infratel tenders.

In relation to commercial disputes, we highlight an ongoing dispute, related to a contract signed in prior years with a media player for the bundled service offerings of TV content.

At the end of fiscal year 2018, management, with the support of external legal counsels, updated their risk assessment related to the aforementioned disputes.

Management’s assessment of risks related to these proceedings has been an area of focus in the context of our audit activities. This is due to the fact that these management’s estimates are complex also considering the regulatory framework and the competitive environment.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s senior management aimed to gain an understanding of the liabilities’ estimates process, the defensive strategy and actions activated based on the claims received.

In addition, we have analyzed legal opinions provided by TIM’s external legal counsels supporting management’s risk assessment, as well as the confirmations received by them in response to our confirmation letters aimed to obtain updates on disputes status.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of claims for damages and overall disputes progress.

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Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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“28 days” invoicing period

Note 22 of the separate financial statements “Disputes and pending legal proceeding, other information, commitments and guarantees”

During 2017, TIM and other telecommunication fixed services operators were recipients of the resolution n. 121/2017 issued by the Authority for Communications Guarantees (AGCOM) which was related to the application of an invoicing period of 28 days instead of monthly, applied by TIM and other operators since the second quarter of 2017.

Due to the non-compliance of the operators to the above mentioned resolution, the Authority issued further resolutions (499/2017 of 21 December 2017, and 112/2018 of 14 March 2018 and 269/2018 of 6 June 2018) by which it fined TIM for a total amount of Euro 2.9 million, with the additional request to reimburse the customers for the service days not utilized because of the 28 days billing period.

TIM has appealed the resolutions before the TAR (Regional Administrative Court) of Lazio, requesting the suspension of the same. On 21 November 2018, TAR rejected TIM’s appeal requesting to reimburse the customers for the service days not utilized within 31 December 2018. TIM has appealed against TAR’s ruling before the Consiglio di Stato; on 20 December 2018, the appeal has been approved by suspending the reimbursement obligation, pending the publication of the 21 November 2018 TAR decision’s grounds of the judgement, which is expected by 31 March 2019.

For the financial statements as at 31 December 2018, management supported by its external legal counsel, did not consider probable the risk to incur in a significant liability related to this dispute, and therefore no provision has been recorded. In relation to this dispute, management assesses as highly complex the estimation of the reimbursement, due to the complexity of the identification of the client base impacted, the amount to be reimbursed, and the arrangements for reimbursement.

This dispute has been an area of focus in the context of our audit activities because of the significant uncertainty of the possible reimbursement and the level of judgement applied by management to evaluate the relative risk.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s legal department management. We have also analyzed the opinion provided by external legal counsel who supports management in the evaluation of the risk. Furthermore, we have evaluated the competencies of the external legal counsels engaged by management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit, with a particular focus on the description of Authority’s claims and overall dispute progress.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Personnel reduction plan

Note 18 and 26 of the separate financial statements, “Employee benefits” and “Employee benefits expenses”

As part of the 2018-2020 business plan, TIM’s management planned to simplify and develop the organizational structure of the company as well as the processes’ transformation and digitalization. Following this decision, as at 31 December 2017, management accrued in the statement of financial position a provision for an amount of Euro 758 million.

In 2018, considering the adhesions higher than initially expected and changes in the legislative framework, management revised the estimates and update the provision, through an accrual of Euro 208 million. The total provision as at 31 December 2018 is equal to Euro 706 million.

The assessment of the liability originated by the workforce reduction plan has been an area of specific focus during our audit activities, because it represents a complex management’s estimate also considering the magnitude of the event.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We reviewed critically with TIM’s management the update of the liability estimation process and discussed the main assumptions.

In particular, in the context of the aforementioned activities, we verified the reasonableness of the assumptions utilized within management’s estimate update as well as the mathematical accuracy of the calculations performed.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Disclosure on the expected IFRS 16’s adoption effects.

Note 2 of the separate financial statements “Accounting policies”

On 1 January 2019, the new international accounting standard IFRS 16 “Leases”, related to accounting of lease contracts, became effective.

From the lessee perspective, the new standard prescribes, except for some limited exemptions, the recognition of the acquired right of use in the non-current assets and a corresponding liability for an amount equal to the present value of the future lease payments.

In accordance with the standard, TIM SpA included in the explanatory notes the estimation of the adoption effects as at 31 December 2018, representing the opening balances at 1 January 2019, with the recognition of non-current assets and financial liabilities for an amount between Euro 2.9 and 3.4 billion.

The estimate of IFRS 16 adoption effects represented a key audit matter, due to the significance of the expected impacts, to their incidence on the Company’s future statement of financial positions and income statements and to the level of professional judgement required to assess the reasonableness of the accounting policies and assumptions used by the Company in the new standard’s adoption process.

We assessed the reasonableness of the accounting policies and assumptions adopted by management in the context of the new standard’s adoption and impacts calculation processes.

Moreover we verified:

•  he scope of IFRS 16 contracts populations’ completeness ;

•  on a sample basis, the correspondence between the information used for the calculation of the effects and the relative evidencing documents;

•  on a sample basis, the mathematical accuracy of the calculations.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, also considering information and data obtained during our audit.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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RESPONSIBILITIES OF THE DIRECTORS AND THE BOARD OF STATUTORY AUDITORS FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and, in the terms prescribed by law, for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The directors are responsible for assessing the Company’s ability to continue as a going concern and, in preparing the financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the financial statements, the directors use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The board of statutory auditors is responsible for overseeing, in the terms prescribed by law, the Company’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of our audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised our professional judgement and maintained professional scepticism throughout the audit. Furthermore:

•

We identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•

We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors;

•	We concluded on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•

We evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

ADDITIONAL DISCLOSURES REQUIRED BY ARTICLE 10 OF REGULATION (EU) NO 537/2014

On 29 April 2010, the shareholders of TIM SpA engaged us to perform the statutory audit of the Company’s and consolidated financial statements for the years ending 31 December 2010 to 31 December 2018.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Company in conducting the statutory audit.

We confirm that the opinion on the financial statements expressed in this report is consistent with the additional report to those charged with governance, in their capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

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Report on compliance with other laws and regulations

Opinion in accordance with Article 14, paragraph 2, letter e), of Legislative Decree No. 39/10 and Article 123-bis, paragraph 4, of Legislative Decree No. 58/98

The directors of TIM SpA are responsible for preparing a report on operations and a report on the corporate governance and ownership structure of TIM SpA as of 31 December 2018, including their consistency with the relevant financial statements and their compliance with the law.

We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the financial statements of TIM SpA as of 31 December 2018 and on their compliance with the law, as well as to issue a statement on material misstatements, if any.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure mentioned above are consistent with the financial statements of TIM SpA as of 31 December 2018 and are prepared in compliance with the law.

Milan, 8 March 2019

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. Euro 6.890.000,00 i.v., C .F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 0712132311 - Bari 70122 Via Abate Gimma 72 Tel. 0805640211 - Bologna 40126 Via Angelo Finelli 8 Tel. 0516186211 - Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - Catania 95129 Corso Italia 302 Tel. 0957532311 - Firenze 50121 Viale Gramsci 15 Tel. 0552482811 - Genova 16121 Piazza Piccapietra 9 Tel. 01029041 - Napoli 80121 Via dei Mille 16 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43121 Viale Tanara 20/A Tel. 0521275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 0854545711 - Roma 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10122 Corso Palestro 10 Tel. 011556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 - Varese 21100 Via Albuzzi 43 Tel. 0332285039 - Verona 37135 Via Francia 21/C Tel. 0458263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444393311

www.pwc.com/it

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Altre informazioni	446

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Altre informazioni	447

REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE MEETING OF THE SHAREHOLDERS OF TIM S.P.A. PURSUANT TO ARTICLE 153 OF LEGISLATIVE DECREE NO. 58/1998

Dear Shareholders,

The Shareholders’ Meeting of 24 April 2018 appointed the new Board of Statutory Auditors, now composed of Standing Auditors Roberto Capone (Chairman), already in office in the previous Board of Statutory Auditors and by new members Anna Doro, Giulia De Martino, Marco Fazzini and Francesco Schiavone Panni, to replace the previous Board of Auditors composed of Roberto Capone (Chairman), Vincenzo Cariello, Gabriella Chersicla and Gianluca Ponzellini, Ugo Rock.

During the financial year that closed on 31 December 2018, the Board of Statutory Auditors performed the supervisory activities required by law, according to the principles of conduct recommended by CNDCEC (the Italian board of chartered accountants and accounting consultants) and by the Consob notices on company control, and the indications in the Corporate Governance Code.

The Board of Statutory Auditors acquired the information necessary for it to perform its supervisory duties by attending meetings of the Board of Directors and the Board Committees, presentation by Company and Group management, meetings with the external auditor and the corresponding control bodies of Group Companies, analysis of flows of information acquired from the competent company departments, and additional control activities.

The supervisory duties of the Board of Statutory Auditors are governed by article 2403 of the Italian Civil Code, by Legislative Decree 58/1998 and by Legislative Decree 39/2010. The Board has examined the changes made to Legislative Decree 39/2010 by Legislative Decree 135/2016, implementing Directive 2014/56/EU which amends Directive 2006/43/EC on the external audit of annual and consolidated accounts and by European Regulation 537/2014.

This Report sets out the supervisory activities undertaken during the 2018 financial year to the present, as required by Consob Notice no. DEM/1025564 of 6 April 2001 and subsequent amendments and supplements.

1.	Considerations on transactions of major impact on its revenues, finances and assets undertaken by the company, and their compliance with the laws and the company by-laws

Based on the information received and after the analyses conducted by the Board of Statutory Auditors, it emerged that the transactions carried out by the Company which have major impact on its revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially the following:

•	the issue by Telecom Italia S.p.A., on 28 June 2018, of bonds for 1,000 million euros, with coupon rate of 2.875% and maturity on 28 January 2026;

•

During 2018 the Ministry of Economic Development held an auction for the award of 5G frequencies, which, after several rounds of bidding, led to a total disbursement of over 6.5 billion for telecommunications companies, well above the minimum auction price. TIM and Vodafone were awarded the broadest part of the spectrum, 10+10 MHz to 700MHz, 80 MHz in the 3.6-3.8 GHz band (the most requested to launch 5G services of good quality) and 200 MHz in the 27 GHz band, respectively, strengthening their competitive positioning in terms of bandwidth owned and quality of service offered. TIM’s investment, connected to the acquisition of rights to use frequencies in the 694-790 MHz, 3600-3800 MHz and 26.5-27.5 GHz bands, totalled 2,399 million euros (net of the 8 million discount applied upon adjudication, proportional to the population of the test areas). The rights were adjudicated on 9 October 2018; the rights to frequencies in the 3600-3800 MHz and 26.5-27.5 GHz bands were definitively made available in January 2019, while those in the 694-790 MHz bands will be made available in July 2022. The adjudicated rights will be paid for in six annual instalments, the first of which has already been paid, at the end of October 2018, for an amount of 477 million euros.

The transactions indicated above are detailed in the notes to the consolidated financial statements of the TIM Group and the notes to the separate balance sheet of TIM, as well as in the report on operations for the year 2018.

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	448

The Board of Statutory Auditors checked that the above transactions complied with the law, the Company bylaws and the principles of correct administration, making sure that they were not manifestly imprudent or risky, or contrary to resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the company’s assets; those transactions with Directors’ interests or with other related parties were subjected to the transparency procedure set out in the applicable regulations.

2.	Report of any atypical and/or unusual transactions, including intragroup or related party transactions

Over the course of 2018 the Board of Statutory Auditors encountered no atypical and/or unusual corporate transactions with third parties or related parties (including with Group companies).

Information on the principal intra-group transactions and transactions with other related parties carried out in 2018, with descriptions of their characteristics and economic effects, is contained in the notes to the separate financial statements of TIM and in those to the consolidated financial statements of the TIM Group.

3.	Assessment of the adequacy of the information provided in the directors’ report on operations regarding atypical and/or unusual transactions, including intragroup and related party transactions

The Board of Statutory Auditors believes that the report on the Company’s intra-group and related party transactions provided in the notes to the separate financial statements of TIM and in the notes to the consolidated financial statements of the TIM Group, is to be considered adequate.

4.	Comments and proposals on the report references and notes contained in the independent auditor’s report.

On 8 March 2019, audit firm PricewaterhouseCoopers (hereinafter also “PwC”) issued the reports pursuant to article 14 and 16 of Legislative Decree 39/2010 and to article 10 of EU Regulation 537/2014, in which it attests that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group at 31 December 2018 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the orders issued in implementation of Article 9 of Legislative Decree 38 of 2005, are drafted with clarity, and represent truthfully and correctly the finances and assets, profit and loss and cash flows of the Company and the Group truthfully and correctly.

PwC issued also its “Additional report for the internal control and audit committee”, which illustrates the results of the external audit of the accounts that had been carried out, and includes the declaration on independence pursuant to article 6, paragraph 2, letter a) of Regulation (EU) 537 of 16 April 2014, and also the reports required by article 11 of the same Regulation, which identifies three significant shortcomings.

The Board of Statutory Auditors will inform the board of directors of the Company on the outcomes of the external audit. For this purpose it will transmit the additional report pursuant to art. 11 of the European Regulation 537/2014, complete with its own comments, if any, pursuant to art. 19 of Legislative Decree 39/2010, as amended by Legislative Decree 135/2016 implementing Directive 2014/56/EU which amends Directive 2006/43/EC, and by European Regulation 537/2014.

The external audit firm also considers that the report on operations and the information in the Report on corporate governance and share ownership indicated in art. 123-bis, subsection 4 of the CLF are consistent with TIM’s financial statements for the period and with the consolidated financial statements for the TIM Group at 31 December 2018.

5.	Information on any complaints filed pursuant to article 2408 of the italian civil code, any initiatives undertaken, and the outcomes of any such initiatives

From the date of the previous Report (30 March 2018) to the date of this Report, the Company received 6 complaints pursuant to article 2408, subsection 3, of the Italian Civil Code, submitted by some shareholders.

Of these complaints, three were considered by the Board of Statutory Auditors in its previous composition and essentially regarded the Shareholders’ Meeting of 24 April 2018. Upon completion of its activity to check the content of these complaints, the Board of Statutory Auditors found them to be without foundation and decided to take no further action.

The Board of Statutory Auditors in its current composition received three complaints. Upon completion of its activity to check the content of the first two complaints,, the Board of Statutory Auditors decided that the complaints in question regarded generic facts and alleged technical and commercial faults and that there therefore those of a commercial nature and that, therefore, the preconditions for further action had not been met, since the acts in question could not be qualified as complaints and were not pertinent to the specific supervisory activity of the control body. As for the third complaint, which was followed by an addendum, this was made by shareholder Vivendi SA and regards instances of misconduct specifically indicated in the complaint, deemed to be of significant gravity, alleged to have been undertaken by some of the directors of TIM.

The Board had also received a complaint from a member of the Board of Directors Arnaud Roy De Puyfontaine, which brought to the attention of the Board of Statutory Auditors a series of issues relating to the governance of the Company and various instances of misconduct, substantially similar to those that are the object of the complaint made by shareholder Vivendi SA.

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	449

The Board of Statutory Auditors has reviewed the complaints received, also with the support of the competent offices of the Company and, after completing its investigations, found no elements to support the allegations of irregularities that had been made, with the exception of the matters set out below, with reference to the formal complaint made by shareholder Vivendi SA (hereinafter “Vivendi” or the “shareholder”) and the allegations made by of Mr Arnaud Roy De Puyfontaine.

On 23 January 2019 the Board of Statutory Auditors of TIM received from Vivendi, the major shareholder of TIM, a formal complaint (hereinafter also “Complaint”), pursuant to articles 2406, and 2408 of the Italian Civil Code, detailing alleged misconduct deemed to be of significant gravity, by some of the directors of TIM that was “in its objective materiality and importance, suitable to trigger the obligation on TIM’s Statutory Auditors to immediately activate it powers to investigate and call for information with which they are invested by the law to protect the correctness and legality of the company’s actions”.

With the Complaint mentioned above Vivendi, essentially, and in any case retaining the right to consider any other action to safeguard its position in all competent fora, asked the Board of Statutory Auditors:

•

to activate without delay, and in the exercise of its duties of impartiality and independence, all its powers of inspection to investigate and control in order to: (i) ascertain breaches of the rules relating to the functioning of the Board of Directors (hereinafter also “BOD”), the (provision of) complete, correct and non-selective information to all its members, as well as compliance with the regulations on the subject of conflicts of interest and, more generally, of the principles of correct administration, also having regard to the role played by the legal advisors of Elliott (and in particular the Studio BonelliErede) in the preparation and taking of the decisions made by a majority of the board, (ii)ascertain that all the internal documents of TIM concerning the reported irregularities, and above all the minutes of the meetings of the board mentioned in the complaint, properly and accurately reflect the facts, (iii) ensure that the preparation of the financial statements for the year 2018 is transparent, that its assumptions and the outcomes of its assessments may be reconstructed and also supported by an adequate and constant flow of information to the whole Board of Directors;

•

to determine if the procedure followed in the impairment process activity, which led to a 2 billion euro writedown, was carried out correctly, taking into account all the information known to the company and the recovery plan drawn up by CEO Amos Genish;

•

to determine if the revocation of Amos Genish’s managerial powers, and the subsequent identification of a new Chief Executive Officer (hereinafter also “CEO”) occurred in accordance with the procedures approved by the Company, on the basis of a fully informed decision by all the directors and in the absence of conflicts of interest for some Directors;

•

to determine if (i) the resolution of the Board of Directors on 21 December 2018 to postpone until 14 January 2019 the decision on the request to call a shareholders’ meeting formulated by Vivendi constitutes an unlawful delay pursuant to article 2367 of the Italian Civil Code, (ii) if the resolution of the BOD on 14 January 2019 to put the discussion of the items requested by Vivendi on the agenda of a shareholders’ meeting scheduled for 29 March 2019 was taken in accordance with the duty of the directors to act without conflicts of interest, also taking account of the role played in the preparation of this board meeting by the law firm Studio BonelliErede, and (iii) if the resolution passed on 14 January 2019, which merely provided for the matters indicated By Vivendi to be discussed on the same date as the shareholders’ meeting to approve the financial statements, albeit brought forward from its initial scheduled date but which would in any case have been called, constitutes an arbitrary and unjustified infringement of the subjective right recognised to Vivendi by art. 2367 of the Italian Civil Code, effectively becoming a denial, and an omission of the Board of Directors, with the consequent obligation on the Statutory Auditors to make provision, pursuant to the same article;

•

to in any event resolve the call a specific shareholders’ meeting for the end of February, pursuant to art. 2406, subsection 2 and article 151, subsection 2, of the CLF, considering the urgent need to make such provision;

•	to report the aforementioned irregularities to the Authorities, pursuant to art. 149 of the CLF, subsection 3;

•

finally, to provide, in its report on the financial statements for the year 2018, an extensive and timely account of the investigations carried out and initiatives undertaken to restore the legality of the company’s action(s), to protect the interests of TIM and all its shareholders.

On 30 January 2019 the Board of Statutory Auditors of TIM then received, again by certified electronic mail, an addendum to the Complaint previously submitted by shareholder Vivendi pursuant to articles 2406, and 2408 of the Italian Civil Code and articles 149 et seq. of the CLF, containing the presumed reconstruction, reported by press articles cited, of recent activities undertaken by the Board itself in relation to the resolutions adopted by the Board of Directors on 21 December 2018 and 14 January 2019, which had ultimately led to the discussion of the topics that were the object of Vivendi’s request to call a shareholders’ meeting pursuant to art. 2367 of the Italian Civil Code (made on 14 December 2018) being placed on the agenda for the shareholders’ meeting scheduled for 29 March 2019, and the arrangements whereby the Board of Statutory Auditors would acquire its own legal support.

Finally, on 19 February 2019, the Board of Statutory received an allegation made by a Member of the Board of Directors, Arnaud Roy De Puyfontaine, (hereinafter also the “Allegation”), sent for information also to CONSOB, in which Mr De Puyfontaine brought to the attention of the Board of Statutory Auditors a series of issues relating to the governance of the Company and to different facts that were in his view improper, substantially the same as those raised in the complaint, to which were added the following:

1)

the fact that the Chairman of the board of directors could no longer be qualified as independent having, in the intervening period, “transformed” his role from that defined in the shareholders’ meeting of May 2018 into an executive one, and this was evidenced by the fact that the board of directors had in the meantime resolved to provide him with a remuneration package containing a variable component correlated with the achievement of the targets set by the Board itself;

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2)	the circumstance that the new CEO had not followed the procedure whereby the roles in the first line of management should be discussed in advance by the board of directors;

3)

the fact that, in relation to the calling of a meeting of the BOD on 13 November 2018, no delay procedure in accordance with the Regulation EU no. 596/2014 in relation to the preparation activities of said BOD had been triggered, and signally with reference to the conversations between some members of the BOD appointed by the Elliott Fund (hereinafter also “Elliott”) and lawyers from Studio Legale BonelliErede;

4)

the fact that, with reference to the appointment of the new chief executive officer, no delay procedure in accordance with the Regulation EU no. 596/2014 had been opened, although the agreement on his designation had been substantially achieved before the decision taken by the Board of Directors on 18 November 2018 and, specifically, during a conference call among only the members of the BOD appointed Elliott, held on the eve of the aforementioned meeting;

5)

the circumstance that, after the board meeting of 17 January 2019, the preliminary results on operations for the financial year 2018 were communicated to the market even though they had been mere a subject for review and not for approval, since they were not definitive, and therefore allegedly still provisional and general, through a press release that had not been specifically approved by the BOD;

6)

the fact that TIM has appointed Elliott’s strategy consultants, and specifically Vitale & Co, which had supported Elliott in its campaign on TIM from the start, as advisors on issues relating to the fixed network.

On the “misconduct of significant gravity” included in the Complaint and in the Allegation, the Board of Statutory Auditors promptly started the investigation activities within its remit, aimed at responding to the shareholder’s request, identifying a series of further information deemed necessary in order to ascertain the existence or otherwise of the irregularities complained of, also involving the Internal Audit department, to which specific questions were put and, after the investigations are complete, provides point by point responses to the issues raised in the aforementioned Complaint and Allegation, reporting on the outcomes of the multiple investigation activities undertaken.

However, with reference to the content of the addendum to the Report, the Board of Statutory Auditors provides the clarifications requested in its own communication of 4 February 2019, addressed to the shareholder and, for information, to CONSOB.

Specifically, the Board of Statutory stated that:

•

it had considered the whole process that led the Company’s Board of Directors to call a Shareholders’ Meeting for 29 March 2019, it had attended the meetings of the Board of Directors on 21 December 2018 and 14 January last, and had examined the entirety of the documentation on the topic made available to the Directors and Statutory Auditors, including the various legal opinions issued by the Company’s and Shareholder Vivendi’s consultants;

•	he had thought it advisable obtain its own ad hoc opinion from an independent third party consultant;

•

having expressed its considerations in a statement by its Chairman - namely, that after having completed its assessments, and on the basis of the information available, it has not found any irregularities in the decision of the Board of Directors to call a Shareholders’ Meeting for 29 March 2019, with an agenda that (also) included the topics requested by the shareholder Vivendi, and had not considered there were any prerequisites for it to exercise its vicarious powers to call a specific shareholders’ meeting pursuant to art. 2367 of the Italian Civil Code;

•

it in any case reserved the right, if appropriate, to review its own considerations if the outcome of the investigations of the facts alleged by shareholder Vivendi, any new elements or situations as yet unknown should emerge.

In this communication, the Board of Statutory Auditors also clarified that it was not true that, as indicated in the press agency report of 25 January 2019 cited from Vivendi, the Board of Statutory Auditors had formed its view in just two days (from 23 to 25 January 2019), and on the basis of an opinion commissioned by its Chairman “motu proprio” (of his own initiative).

It is true, however, that:

•

the whole Board of Statutory Auditors (and not its Chairman), in its meeting on 9 January 2019, had, for the purpose (prudentially) of providing an adequate and timely response to which might have been the resolution made by the BOD on 14 January 2019, already decided at that time to avail itself of a legal expert, initially identified, by agreement, as Prof. Montalenti, immediately contacted during the aforementioned meeting. However, because of the urgency of the time available to express its opinion, in preliminarily accepting the task the latter had immediately stated that he would write this opinion jointly with Prof. Notari;

•

on 10 January 2019 the same Prof. Montalenti reported to the Board that, following an in-depth check of the other professional commitments he had assumed, he would be unable to complete the task in sufficient time before the BOD meeting of 14 January 2019;

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•

in consequence, given the need to proceed with urgency, the task was assigned to Prof. Notari alone, since he was already involved in the topics on which the Board of Statutory Auditors had requested an opinion.

•

Prof. Notari’s independent legal opinion was provided to the Board of Statutory Auditors on Sunday 13 January 2019 at 6.08 pm, sent to the mailboxes of the individual members of the Board of Statutory Auditors.

In relation to the objection made in the addendum to the Complaint that it had not “undertaken preliminary investigations aimed at verifying the independence of the expert or otherwise to exclude the existence of professional relations or fiduciary engagements, current or past, between Prof. Notari, or the legal firm with which he is associated and shareholder Elliott or its legal advisor”, the Board of Statutory Auditors also observed that the request was specious since (i) in signing the engagement letter, formalised on 11 January, Prof. Notari had expressly stated that he did “ not have any conflict of interest in rendering the professional services that are the object of the engagement” and (ii) in any case, for the avoidance of any doubt whatsoever, Prof. Notari was asked to provide clarification without delay on the facts cited by Vivendi, receiving prompt written responses written in which he reiterated that, inter alia, he had no reason not to be considered absolutely independent also with respect to the Elliott fund or to companies controlled by said fund.

Having firstly clarified the above, the answers to the single points and requests raised by the shareholder in the Complaint and by Mr De Puyfontaine in the Allegation are provided below, grouping related topics into specific macro-areas, if appropriate

— ● —

a)

On the breach of the rules relating to the functioning of the Board of Directors, including the role played by Studio BonelliErede, on the observance of the regulations on the subject of conflict of interests, on the minutes of the board meetings and on the procedure for drawing up the financial statements

In relation to the alleged breach of the rules relating to the functioning of the board of directors with specific regard to (the provision of) complete, correct and non-selective information to all its members, as well as on the observance of the regulations on the subject of conflict of interest and, more generally, of the principles of correct administration, also having regard to the role played by Elliott’s legal advisor (and, signally, Studio BonelliErede) in the preparation and assumption of the decisions made by majority of the board, the Board of Statutory Auditors, without prejudice to all the specific considerations indicated in paragraph c) below, relating specifically to the process of revoking the mandate of the CEO, intends here, with reference to the above issues raised in the Complaint, to state:

•

the critical aspects that had emerged during the Board meeting on 8 November 2018, to immediately consider the overall work of the Chief Executive Officer and General Manager Amos Genish in order to take appropriate measures, and that, taking account of the fact that just the news that the meeting had been called would have brought the risk of negative impacts on the share price, it had been in the best interests of the Company to use the urgent call procedure, when the markets were closed so as to avoid creating uncertainty about the fate of the figure of senior management;

•

that on 21 November 2018, with reference to the process that had led to the revocation of the powers of the previous CEO and the appointment of the new CEO, and in light of the considerations expressed by some Directors at meetings of the Nomination and Remuneration Committee (hereinafter also “CNR”) and the Board that had considered the issue, it had sent a specific communication to the Chairman of the board of directors, and, for information, to the General Counsel, asking if there were any documents, including from external consultants that had been produced in the investigation process that had not been brought to the attention of all the Directors and the Board of Statutory Auditors and had received a reply from the Chairman on 27 November 2018, stating that he had had discussions with some members of the Board of Directors, without, however, exchanging information that had not been brought to the attention of all the Directors and Statutory Auditors, and had also obtained external legal advice, given the sensitivity of the issue;

•

that it had asked the Internal Audit Department to verify the role of Studio BonelliErede, in the process to resolve on the 2018 impairment loss, the revocation of the powers of the previous CEO and the appointment of the new one, and in the resolution pursuant to art. 2367.

Upon completion of its checks, the Board of Statutory stated that it had ascertained that:

•

a conference call had been held on 11 November 2018, booked by the secretary of the Chairman of the BOD for a maximum number of 10 accesses, recorded in TIM’s audio conferencing system, in which some lawyers from Studio BonelliErede had participated, in addition to several members of the BOD, during which Studio BonelliErede had provided support to answer the questions raised by the participants on the risks linked to the procedure for the removal of the CEO and to provide an assessment of the merits of the revocation of his powers, without any written opinions having been provided;

•

on 12 November 2018 there had been contacts between the Chairman of the BOD and representatives of the Cassa Depositi e Prestiti SpA (hereinafter also “CDP”) as a result of which the head of the Corporate Affairs Department asked the Head of Corporate Governance and Privileged Information Management to enter the CEO and Chief Legal Officer of CDP in the Register of Inside Information;

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•

that, on the same date, 12 November 2018, Studio BonelliErede had sent an email to 10 members of the TIM BOD, namely, to all the directors appointed by Elliott, containing a template for the board meeting to be held the following day and, specifically, (i) a document entitled “ Minutes of the meeting of the Board of Directors on 13 November 2018” which, inter alia, contained, in the “Resolution” section, the revocation with immediate effect of “all the powers delegated by the Board of Directors to Director Amos Genish”, and (ii) two draft press releases that the Company might issue at the end of the meeting, and more specifically the press release on the “resolutions adopted today by the Board of Directors of TIM” and the press release on “Clarifications on the declarations made by shareholder Vivendi and on some subsequent news items”. This email was sent in the evening of 12 November by the Chairman of the BOD to the General Counsel, who in turn forwarded it to the head of the Corporate Affairs department;

•

all the lawyers from Studio BonelliErede had been entered in the Register of Inside Information of the Project entitled “Extraordinary Meeting of the Board of Directors”, with the exception of Mr Stefano Calabria, although he was one of the recipients of a copy of the aforementioned email of 12 November 2018;

•

on 13 November 2018, while the board meeting was under way, the General Counsel had then emailed the Corporate Affairs department, asking it to prepare an e-mail to the Directors for the press releases to be sent. Two emails were then sent by the Head of Corporate Affairs to all the Directors (with the exception of the Chairman) and all the members of the Board of Statutory Auditors, with the following attachments (i) the file entitled “Hypothetical press release” containing the press release on the resolutions adopted by the TIM BOD, identical to the text sent to the 10 Directors appointed by Elliott only, on 12 November 2018, and (ii) the file entitled ““Hypothetical press release on clarifications”, containing the press release on the resolutions adopted by the TIM BOD, also identical to the release received on 12 November 2018 by the 10 Directors appointed by Elliott only;

•

the Head of Corporate Affairs used the non-TIM network e-mail addresses during the board meeting of 13 November 2018. With the exception of Mr Dante Roscini, all the other email addresses indicated are not among those included in the personal details entered in the Register of Inside Information; however, this behaviour was not found to have resulted in any misalignments of information among the directors, or in leaks of confidential information outside of the directors themselves.

Upon completion of its checks, the Board of Statutory Auditors considered that:

•

the information acquired, as a whole, indicated that, in contrast to the content of the communication made by the Chairman of the BOD, the same information was not provided to all the Directors at the same time, and that certain information had been provided only to certain Directors and, specifically, to those elected from the slate submitted by Elliott;

•

the aforementioned facts, ascertained during its investigations, may constitute a breach of the obligation incumbent on the Chairman of the BOD to ensure that “adequate information on the items on the agenda is provided to all the directors” and of the collective responsibility principle, pursuant to the provisions of article 2381, subsection 1, of the Italian Civil Code, the Company Bylaws (art.11.1), the Regulations of the Board of Directors of TIM (articles 2.3 and 4) and the comment to art. 1 of the Corporate Governance Code;

•

the non-registration of lawyer Stefano Calabria in the Register of Inside Information of the Project entitled “Extraordinary Meeting of the Board of Directors” constitutes a failure to respect TIM’s Inside Information and Insider Dealing Procedure.

The irregularities encountered were therefore reported by the Board of Statutory Auditors to the Supervisory Authority pursuant to article 149, subsection 3, of Legislative Decree 58/1998.

As regards the minutes of the board meetings, the Board of Statutory Auditors considered that they faithfully reflect the debate during the meetings and that the process of preparing the 2018 financial statements took place in application of the rules on their finalisation.

The Board of Statutory Auditors has not, so far, determined that there has been any breach of the rules on conflict of interest.

b)	On the correctness of the procedure followed in the goodwill impairment test for the 2018 third quarter report

As for the issues raised in the Complaint made by shareholder Vivendi, with reference to the impairment test that resulted in a 2 billion euro writedown in the 2018 third quarter report, the Board of Statutory Auditors has reconstructed and verified all the steps of the corporate process that led to this impairment, in light of both the information available at the time, and the information acquired after the specific verification activities the Internal Audit Department was requested to undertake, taking account of the principles and rules governing impairment testing in compliance with IAS 36, and of TIM’s corporate regulatory documents that identify the various steps of the impairment test process in an analytical way, and signally, the arrangements and timing with which TIM must proceed with its execution, also specifying the company departments and bodies involved, and their respective roles.

In fact TIM had adopted a specific procedure in its internal regulations, entitled “Impairment test on Goodwill and Assets with indefinite useful life”, drawn up in accordance with the TIM Group’s Code of Ethics and Organisational Model 231. This procedure, in the version in force on the date of the preparation of the 2018 third quarter report, was approved by the Board of Directors of TIM on 10 November 2017 and describes the impairment test process analytically, in terms, inter alia, of (i) the roles and responsibilities of the Bodies/Departments involved, (ii) a description and the deadlines of the process and (iii) the principles and criteria for valuing and estimating items in the Financial Statements, and their corresponding accounting

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treatment. The procedure is updated every year, as required by Consob, ISVAP and Banca d’Italia Document 4 of 3 March 2010, and all the departments that participate in the process are involved in the process. The procedure is also assessed by the Control and Risk Committee (hereinafter also “CRC”) and specifically approved by the board of directors. The following entities are involved in the procedure (i) the CRC, which assists the Directors in the process of approving the accounting documents, assessing, together with the Executive responsible for preparing them, and having obtained the opinion of the external auditor and the Board of Statutory Auditors, the correct application of the reference accounting principles and (ii) the Administration, Finance and Control Department (hereinafter also “AFC”), which collects the information necessary for the execution of the impairment test, and carries it out, with the support of external consultants. The procedure also prescribes that, at periodic intervals, the AFC department identifies one or more external consultants with the professional characteristics, know-how and specific knowledge of the telecommunications sector such as to be able to support the department itself in the execution of the impairment test. The appointment of consultants is shared with the CRC, and the consultants, each for their sphere of competence, contribute critically to the process of determining the elements of scenario and assessment and express their opinion with regard to the execution of the impairment test process, the application of the IAS 36 rules and TIM’s impairment procedure, and the main references of legal theory and practice.

Pursuant to point 3.1.6 of the procedure in force on the date of the 2018 third quarter report, it was expected that the TIM Group would check, on each reporting date, whether or not any triggering events existed that might indicate that an asset (or CGU) might have suffered a reduction in value, taking account of a series of elements from both internal and external sources, including also substantial differences between final and provisional figures, in terms of indicators of industrial and operational management, as well as the evolution of the principal parameters identified in the downside scenario (pursuant to art. 4.2.4.) and submitted to the CRC. Then, as prescribed in point 4.2.2. of the aforementioned procedure, in accordance with IAS 36, the principles of valuation and best practice, the recoverable amount is determined taking as reference the cash flows in various scenarios that are summarised in an average normal flow, based on the strategic plan identified by the management and approved by the board of directors. Specifically, in the use of projections, the procedure also establishes that the reasonableness of the forecasts for the entire period must be checked in light of:

•	the differences between the actual figures and the budget figures;

•	the macroeconomic, competitive, regulatory and technological scenario of the investments;

•	the analysts’ forecasts and sector analyses.

As also indicated in point 4.2.4 of the procedure “in the determination of Recoverable Value, provisional economic and financial figures are applied. These forecast figures are derived from the most recent TIM Group business plan approved by the Board of Directors, or the most up to date forecast available.

The analysis of these forecast figures will include variations deriving from result scenarios more or less favourable than those of the approved business plan (sensitivity analysis on upside or downside scenarios) which the Senior Management of the Group —supported by the independent external consultant- identifies, based on critical analyses of the industrial hypotheses on which the economic/financial plans approved by the Board of Directors of the Company are based.”.

In this analysis, the procedure then prescribes that, in compliance with IAS 36, the plan figures are adjusted using the “expected cash flow” approach, based on the information reasonably available, so as to attribute greater weight to observable parameters and evidence from the outside which are deemed relevant within the perspective of the market operator. So the data used i the determination of the recoverable amount take account of other scenarios deemed possible, not just the scenario of the business plan.

Having said that, with reference to the procedure followed in the goodwill impairment test carried out for the 2018 third quarter report, the Board of Statutory Auditors, after having completed its investigations, acknowledges that:

•

all the information used for the purpose of the impairment test was acquired by the directors in the various and many meetings of the CRC and the BOD, which the Board of Statutory Auditors always attended;

•

the methodology used for the execution of the test is the document entitled “Impairment test -Update on the process underway for the purpose of the definitive figures as at 30.9.2018” which was finalised in the CRC meeting on 7 November 2018, taking account of the internal and external trigger events, the average representative plan, the differences between the 2018 budget and forecast figures that became evident after the meeting on 24 September 2018, and further additional negative elements; and after having reviewed the recovery actions presented by the Chief Executive Officer at the meeting the previous day, in which he indicated how many were already included in the DigiTIM Plan and how many was additional, and also how many had actually started;

•

the 2018 forecast on ton which the impairment text was carried out, was the subject of a presentation by the former CEO to the directors only during the meeting of the Board of Directors on 24 September 2018, and this was despite the fact that repeated requests for this information had been made by various directors both in the CRC (and, specifically, in the meetings of 18 July 2018 and 23 July 2018) and during the board meeting of 24 July 2018, and at that meeting the CFO had also compared the reported and

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organic results, also analysing (i) the various economic-financial indicators (revenues, EBITDA, CAPEX, net financial position)) in their quarterly evolution and (ii) the principal risk factors to achievement of the plan targets (regulatory risks, but above all market risks). So the directors were thus informed that actions aimed at achieving savings might not be achieved the objectives in their entirety, indicating that the dynamics of cash flow were actually lower than expected;

•

expert assessor Prof. Enrico Laghi, called to assist the Company in the impairment test to be performed for the 2018 third quarter report, was identified by the management after a specific “beauty contest”, shared with the CRC;

•

based on the data available at 30 September 2018, compared with the forecast presented in the board meeting on 24 September 2018, the following were specifically analysed, first by the CRC, and then by the BOD: (i) the trigger events (difference between the stock market capitalisation and the net equity, and between the actual results and the plan targets, and interest rate volatility), (ii) the sensitivity analyses carried out in June, in the absence of an updated plan, and (ii) the update the assessment to September 2018, when the stock market figure had deteriorated and a structured forecast was available, indicated that there would be difference between the budget and end of year estimates (2018 forecast) of 381 million euros, on terms of EBITDA, also in light of further risks;

•	the calculation was carried out in coherence and continuity with the previous calculations for the figures to 31 December 2017 and 30 June 2018, based on the updated “Damodaran” data;

•

no account was taken of the macro-indicators and the guidelines for the coming three years, and in particular of the top 15 corrective actions identified by the former CEO in order to comply with the requirements of IAS 36 which, in case of misalignment between the budget forecasts and the finalised results, prescribes that special weight be given to the market evidence with respect to the internal forecasts, and in any case to not consider: (i) the projection of the benefits resulting from the restructuring processes, in the absence of their approval of the BOD, and its specific commitment to their implementation and (ii) the benefits resulting from the improvements in the performance of the asset, unless the investment needed to secure said improvements had been approved by the board of directors and its deployment had already started;

•

pursuant to IAS 36, any mitigation action envisaged by the management had to have been approved by the Board before being included in the plan for the use of the impairment test process and whether or not the aforementioned actions were or not related to the initiatives already present in the original plan also had to have been checked, and this in order to avoid the risks of double counting of the presumed improvement. The inclusion, for the purposes of the impairment test, of new initiatives which, while approved by the Board, had not yet been deployed by the management should in any event have been carefully considered.

•

the difference between the budget and 2018 forecast in terms of EBITDA, which could be quantified at around 380 million was assumed as the basis for the execution of the impairment test, with the addition of 145 million euros in further risks that the CFO considered were likely, with the consequent definition of full risk EBITDA for the purposes of the impairment test of 6,870 billion euros at the end of the year. This figure was compared to a consensus figure of 6,883 billion euros (75th percentile and average) hence, based on the assumed WACC rate (6.53%) and capex/revenues (19.4%), led to the ascertainment of an impairment loss of 2 billion euros, all details of which were provided to the CRC;

•

with respect to the work also done on the 2018 half-yearly report, in terms of sensitivity, for the 2018 third quarter report an official 2018 forecast was available (presented to the Board on 24 September 2018), while at 30 June 2018 there existed, so far as the Directors and Statutory Auditors were aware, and, without prejudice to what has emerged from the checks undertaken by the internal audit department, which will be discussed below, only a preliminary indication, only a sensitivity analysis to reflect the potential evolutions in subsequent years had been carried out;

•

on the subject of 5G, at 31 December 2017 the related investment was considered solely in terms of risk, with an indication of the estimated cost of participating in the auction and, therefore, it was not considered in the plan, since in relation to this item only a sensitivity analysis considering the risk associated with it had been carried out, for a lump sum of 1.2 billion euros, since at the time the level of analysis was not considered sufficient to precisely value the overall impact of the company’s participation in the auction. After the auction had finished, although a document clearly showing the advantage resulting from the 5G investment 5G, accompanied by a fairness opinion by external consultant Arthur D. Little had been shown to the CRC, it was decided, also on the basis of the indications received from external consultant Prof. Laghi, that neither the positive nor the negative impacts of the 5G investment should be considered for valuation purposes since said investment was made only in the fourth quarter of the year (31 October 2018);

•

as regards the investments, it was a question of defining a recurring and normalised value for cash generation to project in the terminal value (which has a weight of 80% of the overall value), and although the procedure did not require a capex to be assumed on consensus revenues, it was decided, also on the basis of the indications received from external consultant Prof. Laghi, that this figure would remain a reference to consider carefully, especially given the absence on that date of a new industrial plan or a plan adjusted to take account of what was known at that time;

•

as for the long term cap rate, based on the data available, it was decided, also based on the indications received from external consultant Prof. Laghi, that a value slightly lower than the market estimate should be considered, since this took account, in its entirety, of the negative impact resulting from the deviation in EBITDA recorded in the forecast and the more recent prudential estimates (full risk EBITDA), excluding the negative impact of 5G;

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•

in any event, the CRC was only able to have sight of the information also related to the mitigation actions hypothesised by the CEO at that time, in the meeting on 6 November 2018, and these were conditions that made it very difficult for the members of the CRC to recognise if the figures presented were new and incremental, or instead developed from data already included in the original strategic planning;

•

PwC, the external auditor of TIM’s financial statements, which attended the CRC meeting on 6 November 2018, also confirmed the technical correctness of the methodology described above, and also stated that TIM’s practice, in the case of impairment testing in the absence of a plan, in the course of the year, had never been to proceed to make adjustments to the results of the plan other than to consider negative effects, when the negative results achieved were projected, and that any decision to include additional improvement elements in an “umbrella plan” was, in in PwC’s view, difficult to reconcile with the IFRS standards, and therefore would have to be carefully considered by the board of directors.

For all the reasons set out above, the Board of Statutory Auditors, in recognising that it had followed in detail the process that had led the Board of Directors of TIM to perform a 2.0 billion euro writedown due to impairment loss, in the board meeting of 8 November 2018, and without prejudice to the possible implications, also for the purposes of the impairment test process, and what will be explained below with regard to the results of the internal audit activities carried out at its specific request, would point out that:

1)

the procedure followed by the Company in the goodwill impairment test activity was carried out in accordance with the body of regulations on the matter, including internal regulations, since, inter alia:

•	the principles and rules governing the exercise of the impairment test in compliance with IAS 36 were respected;

•

the company procedure entitled “Impairment test on Goodwill and Assets with indefinite useful life”, drawn up by the Company in compliance with the Code of Ethics and Organisational Model 231 of the TIM Group had been complied with in terms of: (i) the roles and responsibilities of the Bodies/Departments involved, (ii) the description and deadlines of the process and (iii) the principles and criteria for valuing and estimating items in the Financial Statements, and their corresponding accounting treatments;

•

the company had proceeded to give greater evidence to external sources, as provided by IAS 36, in the hypothesis of a difference between the budget and forecast figures, using the market consensus as verification parameter. More specifically, as prescribed by the IAS 36, which, in the presence of a significant uncertainty in valuation, establishes that the approach of the management must be to rely on the analyses of market operators, the definitive effects (reasonably envisaged, and in any case reviewed by the CRC) of the risks identified, were incorporated into the representative average plan, applying them in modelling mode, i.e. substantially automatic, to the data that had previously been approved, in such a way that the series of flows incorporates the plan originally approved by the company and the finalised risks, projected in such a way as to align the company projection with the market consensus; and

•	an external consultant was used in order to obtain the assurance required by the internal procedure on the methodology for the execution of the impairment test;

2)

an in-depth background investigation was undertaken by the CRC in order to consider all the information known to the Company, including the recovery plan prepared by the former CEO not including in the calculation of cash flows the values associated with the recovery and mitigation actions since, as indicated in the IAS 36 standard, the following must necessarily be excluded for the execution of the impairment test (i) the projection of the benefits resulting from the restructuring processes, in the absence of their approval of the BOD, and its specific commitment to their implementation and (ii) the benefits resulting from the improvements in the performance of the asset, unless the investment needed to secure said improvements had been approved by the board of directors and its deployment had already started; and

3)	all the directors were placed in the condition to make an informed decision for the purposes of approving the 2018 third quarter report.

As previously mentioned, the Board of Statutory Auditors deemed it appropriate to request the assistance of the Internal Audit Department also for the purposes of the reconstruction of the process followed for the preparation of the first TIM Group 2018 Forecast presented by the former CEO in the board meeting on 24 September 2018. Specifically, the Internal Audit Department was asked to verify whether: (i) in July 2018, the competent internal departments had or had not prepared a first Forecast, (ii) if said Forecast evidenced a negative deviation compared to the budget forecasts contained in the business plan launched in the month of March 2018, and (iii) if said Forecast have been discussed internally during specific meetings of the CEO and the competent structures and finally (iv) what the reasons were for only sending said Forecast to the Board of Directors, Statutory Auditors and CRC only at the time of the Board meeting on 24 September 2018.

Upon completion of the checks carried out by the Internal Audit Department, it emerged that:

1)

in July 2018, based on the finalised figures for the first half of 2018, the document entitled “Preliminary 2018 forecast of the Domestic business, based on the initial findings at June 2018” was drawn up, and this presented a difference in EBITDA from the 2018 budget figure that was substantially the same as the figure later communicated by the CEO to the Directors in the meeting on 24 September 2018;

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2)

said Preliminary Forecast, the results of which had already been presented by the management to the CEO himself during several meetings in July 2018, was presented in its definitive version (which did not differ from the previous version) in September 2018, by the CFO and the head of the Consolidation, Reporting and Cash Cost Management department to the then CEO during a specific meeting;

3)

said Preliminary Forecast was not presented to the CRC, and certainly not to the external consultant who had been called in to express his opinion on the impairment tests referred to in the 2018 half-year accounts, since the then CEO considered that it did not properly represent the recovery actions that, in his view, should have been taken by the responsible departments. Subsequent events then confirmed that the proposed recovery actions have not led to different results from those referred to in the Preliminary Forecast;

4)

in response to the remonstrations by some Directors regarding the forecast’s lack of data on the occasion of the meeting of the Board of Directors on 24 July 2018, the then CEO (A. Genish) claimed at the board meeting that “the non-availability of a detailed forecast was merely a consequence of the delay in the closure of the final half-year accounts”;

5)	said Preliminary Forecast presented in mid July to the CEO was very far from the objectives for revenues, EBITDA and net financial position specified in the Budget.

In this regard, the Board of Statutory Auditors determined:

•

that the existence and availability, as early as the first few days of July 2018, of a substantially complete set of 2018 forecast data was confirmed, and that this data was contained in a document named “Preliminary Forecast”;

•	that said Preliminary Forecast showed a significant deviation from the 2018 budget, substantially similar to the one later notified by the CEO to the Directors at the meeting on 24 September 2018;

•

that, as declared by the then CEO, said Preliminary Forecast had not been presented to the CRC and the Board of Directors by the then CEO, on the grounds that it did not properly represent the recovery actions taken by the technical departments;

•

that the above reasoning advanced by the CEO for not sharing the Preliminary Forecast does not seem entirely convincing, since said recovery actions had not been concretely identified nor started at the date of the preparation of the half-yearly report, as shown by the fact that, in the third quarter of 2018, the discrepancies indicated in the July Forecast were confirmed;

•

that, furthermore, this reasoning substantially conflicts with the representation provided by the then CEO to meet the requests made by various Directors, both in the CRC and in the board meeting, with regard to the non-availability of 2018 forecast data;

•

that the clarification offered to the members of the CRC and to the expert, Mr Lorenzo Pozza, that the end-of-year forecast for the Domestic business unit was an organic EBITDA less than 300 million euros below the budget forecasts, does not seem exhaustive as it disregards the entire discrepancy contained in the Preliminary Forecast, which stated an amount of 385 million euros;

•

that said Preliminary Forecast, irrespective of the possible implications that knowledge of its existence and its use may or may not have had for the results of the impairment tests carried out in respect of the 2018 half-year, was not shared - on the basis of arguments which are partly contradictory and do not appear completely convincing - with the company structures responsible for assessing them (the CRC, the expert appointed to check the impairment test and the BoD) for the consequent resolutions.

The irregularities encountered were therefore made the subject of a communication by the Board of Statutory Auditors to the Supervisory Authority pursuant to article 149 of the CFL.

c)

In compliance with the procedures approved by the company in the revocation of the managerial powers of Amos Genish and in the subsequent identification of a new CEO on the basis of a fully informed decision by all the directors and in the absence of conflicts of interest in the case of certain directors

Without prejudice to what has already been stated in paragraph a) on the violation of the rules relating to the operation of the Board of Directors and, signally, to the asymmetries of information encountered there, and to the role played by Studio BonelliErede with reference to the compliance with the procedures followed by the Company in the revocation of the managerial powers of the CEO, Amos Genish, at the outcome of the investigations carried out with the aid of the Internal Audit Department, the Board of Statutory Auditors states as follows:

•

in view of the assistance referred to in paragraph a) above, the appointment was conferred on Studio BonelliErede only verbally, and therefore under arrangements which did not comply with the organisational procedure named “Planning, approval, engagement and monitoring of Consultancies and Professional Services”, which provides that, for activities requested directly by the Executive Directors, and therefore without the involvement of a Company Department, the administrative/engagement cycle should be carried out by the staff of the Executive Director making the request;

•

with reference to this appointment, Studio BonelliErede has not signed any declaration of absence of conflict of interest, this condition having been attested only verbally with the indication that the services rendered by Studio BonelliErede in favour of the shareholder Elliot were concluded at the end of May 2018;

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•

the cost of the services performed by Studio BonelliErede in view of the assistance rendered in the course of the process of removal of the then CEO, and extensively represented in paragraph a) above, is 191,000 euros, in addition to legal charges, as indicated in the invoice bearing the description “Extrajudicial Legal Assistance rendered in relation to the board meetings of 13 and 18 November 2018”.

The above confirms and supplements the cases of irregularity already highlighted in paragraph a) above, which have been the subject of communication by the Board of Statutory Auditors to the Supervisory Authority pursuant to article 149 of the CLF.

As for more specifically the procedure for the appointment of the new CEO following revocation of the powers of the CEO Amos Genish, on 15 November 2018 the NRC met to convey to the Board of Directors a non-binding recommendation for the appointment of the possible replacement. At this meeting, the Chairman of the NRC, taking account of the “very short time available”, in conjunction with the Chairman of the Board of Directors, conferred a specific “urgent” appointment on the consultant Russell Reynolds, asking him to prepare an assessment document on the members of the Board in office at that time “given the need to identify a candidate as a priority from within the board itself.”.

This document was not sent to the members of the NRC before the meeting mentioned above. It was delivered to the members of the NRC only during the course of this meeting, during which it was explained in detail to the members of the NRC by the consultant.

At its meeting on 18 November 2018 the NRC then took a majority vote (i) on the candidacy of the current CEO to succeed Amos Genish in the posts presently held by the latter (CEO and General Manager), and on putting this recommendation to the Board, and (ii) on the proposal to award the nominated CEO a financial settlement corresponding to that previously awarded to his predecessor, and therefore in line with the Company’s remuneration policy.

Having decided that, the Board of Statutory Auditors noted the following:

•

the Regulations of TIM’s NRC, Article 3 (tasks) establish that: “The Committee shall perform the tasks assigned by the Code to the remuneration committee and to the nomination committee, as well as any further tasks assigned by the Company’s Corporate Governance Principles and by the Board of Directors”;

•

the Corporate Governance Principles adopted by TIM, in point 6.2, letter a) establish that the NRC “oversees the succession plan for executive directors, and monitors the updating of the company management replacement lists carried out by the Executive Directors.”

•	recourse to an external consultant in situations such as those in question is intended to ensure the objectivity and traceability of the procedure followed;

•

the appointment of Russell Reynolds as consultant was negotiated, as regards terms and conditions, by the Human Resources and Organization Department, which confirmed that the fees requested were substantially in line with the remuneration earlier allocated to a similar consultant for a corresponding activity, on the occasion of the succession of a previous Company CEO;

•	the function of the NRC is consultative in nature, to support the BoD, which remains the competent body for making any decision on the matter;

•

the Shareholders’ Meeting has determined the number of members of the Board of Directors and, despite the revocation of the powers previously assigned to Mr Genish, there were no available seats on the Board while he remained a member. Therefore, if the Board intended to move swiftly to appoint a new Chief Executive Officer, it had necessarily to choose a candidate from inside the current membership. If it then considered that there was no suitable candidate within its membership, it would have to call a Shareholders’ Meeting and propose a change to the composition of the Board to make room for a new entrant, assuming that none of the current members of the Board had offered their resignation. It remains the case that shareholders who have the qualifying shareholding required by law may request the calling of an extraordinary Shareholders’ Meeting to increase the number of Directors;

•

in this context, the activity performed by the consultant was essentially assessment of the members of the BOD, without specifically identifying external candidates, given the numerical composition of the Board, and considering the requirements of the role and the characteristics/skills/experience of the ideal candidate, in order to make a non-binding proposal to the Board which, therefore, has always had the right to adopt its own resolutions even if they do not comply with the opinion expressed by the NRC;

•

the failure of the Chairman of the NRC, on his own decision, to disseminate in advance to the other members of the Committee and the Board of Statutory Auditors the document prepared by the external consultant (as well as his selection, the arrangements for which were not in any event specifically indicated by the procedure), while conflicting with the procedure established under article 2.3 of the NRC’s Regulations, should be seen in the context of the small time available and the need to limit the leakage of further rumours.

For all of the above reasons, the Board of Statutory Auditors, without prejudice to the irregularities encountered under article 149 of the CLF, which have been the subject of a specific communication to the Authority, has not identified in the process of appointing the new CEO, with regard to the specific point, elements that could lead to the conclusion that this process as a whole is substantially out of line with the regulatory framework (including the rules on conflicts of interest).

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d)	On the request to call the shareholders’ meeting made by Vivendi pursuant to art. 2367

On 14 December 2018, the shareholder Vivendi submitted a request to call the shareholders’ meeting pursuant to article 2367 of the Italian civil code. During the Board meeting of 21 December 2018, which has as point 1) on the agenda “1. Preliminary considerations and start of the review of the request to call a Shareholders’ Meeting pursuant to art. 2367 of the Italian Civil Code (report)”, the correctness of the request made by the shareholder was verified, and the inquiry was launched into the request for convening the Shareholders’ Meeting, while it was proposed to defer the resolution regarding the board meeting convened for 14 January 2019. In this meeting, also on the basis of specific opinions required by the Board of Directors, it was decided to accept the request made by the shareholder Vivendi, calling the Shareholders’ Meeting for 29 March 2019, therefore combining it with the Shareholders’ Meeting to be called for the approval of the financial statements for the 2018 financial year.

The Board of Statutory Auditors, as previously stated, assessed the overall process that led to the Company’s Board of Directors calling a Shareholders’ Meeting for 29 March 2019, and examined the whole of the documentation on the subject made available to the Directors and Statutory Auditors, including the various legal opinions issued by the Company’s consultants and the shareholder Vivendi, and in its turn considered it advisable to ask an independent third party consultant for an ad hoc opinion.

As a result of the assessments made, and on the basis of the information available, as already described in the reply provided to the Addendum to the Complaint, the Board of Statutory Auditors a) has not detected breaches of the rules on directors’ conflict of interests; b) did not consider that there existed the prerequisites for exercising its vicarious powers to call a specific shareholders’ meeting pursuant to art. 2367, for the following reasons: (i) it must be stated, on the basis of settled case-law and doctrine, that the duty to call the Shareholders’ Meeting does not derive automatically and mechanistically from the existence of the elements of the case, (ii) the convening of the Shareholders’ Meeting by the BoD was done without delay, that is to say, within thirty days of the date of the request, as provided by the complex of rules on the matter and on the subject of penalties (art. 2631) and, consequently, the Board of Directors has not proven inactive, and (iii) at regards the time of calling the Shareholders’ Meeting pursuant to art. 2367, the thirty day time-limit specified by Art. 2631 does not, however, apply and, although the time chosen by the BoD appeared to have been connected with considerations of discretion, it was, however, supported by justifying reasons which are not manifestly unreasonable or incoherent.

However, with reference to the role played by the BonelliErede Law Firm in the process referred to above, the audits carried out by the Board with the assistance of the Internal Audit function showed that the respective appointment had been made respecting the company procedures in force at the time, and that:

•

on 8 January 2019, the Chairman of the Board of Directors signed the letter of appointment prepared by Studio BonelliErede on 20 December 2018 concerning the “Request to call the shareholders’ meeting made by Vivendi pursuant to Article 2367 of the Civil Code”, which, among other things, provided for collaboration with other professionals trusted by the Company;

•	the declaration of absence of conflicts of interest (paragraph 4 of the letter of appointment) is signed by Studio BonelliErede; and

•

the cost of the service was quantified at 325,000 euros, plus legal charges, as stated in the advance notice of fees dated 13 February 2019, containing the following description “Assistance provided up to 31 January 2019 in relation to the request to call the shareholders’ meeting made by Vivendi pursuant to Article 2367 of the Civil Code”.

e)	On the independence of the Chairman of the BoD

With reference to the assertion that the Chairman of the Board of Directors can no longer be defined as independent since, in the meantime, compared to the framework defined in the Shareholders’ Meeting held in May 2018, he has “transformed” his role into an executive one, and given that, also in the meantime, the Board has approved a remuneration package for him containing a variable component linked to the achievement of objectives set by the Board itself, it is worth noting that, as also reported in the Remuneration Report 2018, the remuneration package established by the Board, on the proposal and with the agreement of the NRC, was defined on 24 July 2018 and provides for a fixed component, set at 600,000 euros gross, and a variable component, as additional remuneration payable at the end of the term of office, amounting to a further full year of pay, conditional upon the good operation of the Board, provided that for each of the three financial years 2018, 2019 and 2020, the Board review (which is carried out by an external advisor) makes a positive assessment of at least 4 out of 5.. This remuneration is therefore not linked to the financial results achieved by the Company and is not subject to any clawback. Furthermore, the Chairman of the Board of Directors is not the subject of a share incentive plan.

It should also be further highlighted that the NRC meeting held on 18 February 2019 examined, inter alia, the proposal made by the Chairman of the Board of Directors to waive this variable component of his salary in order to share responsibility for the failure by management to achieve the MBO due to the failure to pass the gate set for 2018. At that meeting, the NRC decided to issue a positive assessment of the proposal made by the Chairman of the Board regarding the financial year 2018 and decided to maintain, pro quota, the variable remuneration package for the financial years 2019 and 2020. The respective resolution was approved at the Board of Directors’ meeting held on 20 February 2019.

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For these reasons, the Board of Statutory Auditors believes that, as things stand, there are no grounds to challenge the independence of the Chairman of the Board.

f)	On the appointment of senior management figures

At the Board of Directors’ meeting of 24 July 2018, during the presentation of Reports issued by the internal Committees, the Chairman of the NRC reported to the other Directors that he had received the report from the Human Resources and Organizational Development Department on the succession process which had led to the replacement of the CEO of the subsidiary TIM Brazil and that he had discussed with the CEO and the Chairman the appropriateness, in future, of introducing the principle of prior sharing with the CNR, and prior disclosure to the full Board, of the appointments and replacements of the company’s top managers, as well as the CEOs of the Group’s most important companies, to complement the responsibilities already held to monitor the replacement tables and the adequacy of the organisational structures, and that the NRC had agreed with this solution, which it shared with the Board in view of the planned review of the governance documents on which the RCC was working. The Board took note.

The aforementioned principle was incorporated (i) into the Corporate Governance Principles (point 6.2.b, according to which the NRC “shall share in advance with the Executive Directors the decisions for which they are responsible concerning the appointment of managers who report to them directly and the appointment of the Chief Executive Officers of the major subsidiaries”) and (ii) in the BoD Regulations (point 4.2, which provides for the flow of information to non-executive Directors to include, among other things “prior information about the appointment of managers reporting directly to the Executive Directors and the appointment of the Chief Executive Officers of the most important subsidiaries”).

As a consequence, a specific information flow was activated between the CEO and the Chairman of the NRC, with flexibility granted regarding the definition of the subsequent operational processes, based on the replacement times and methods, as well as the importance of the organisational position in question.

g)	On the delay procedure according to Regulation EU 596/2014 related to the preparatory activities of the BoD of 13 November 2018

With regard to the assertion that no delay procedure was activated under Regulation EU No 596/2014 (hereinafter also referred to as “MAR”) regarding the convocation of the Board of Directors’ meeting of 13 November 2018 and the preparatory activities for this meeting, and in particular with reference to the discussions held between some members of the Board of Directors appointed by Elliott and lawyers from Studio Legale BonelliErede, the investigations carried out by the internal audit department show that the register was opened on 12 November 2018 at 18.51, and therefore at the same time as the meeting of the Board of Directors on 13 November 2018 was called as an “extraordinary meeting of the Board of Directors”.

With reference to the charge made that there was a failure to activate the delay procedure pursuant to the MAR, the Board determined that the register was properly opened at the time the Board meeting 13 November 2018 was called, and that before that time the information could not be defined as inside information, as it related to interim and preparatory activity which might or might not have become price-sensitive information based on whether a decision was taken to make it the subject of a specific Board meeting.

h)	On the disclosure to the market of the preliminary operating results for the 2018 financial year examined at the Board meeting of 17 January 2019 and on the non-approval of the press release

During the meeting of 17 January 2019, the Board of Directors, following a comprehensive illustration by the CEO, took note of the first consolidated management results for 2018 and made them the subject of a specific press release.

The Board of Statutory Auditors, in its entirety, determined that disclosure to the market was both appropriate and necessary, and it specifically promoted this action by recommending that the Board disclose the 2018 data because:

•	the proposed route was similar to that adopted by the Company during 2018;

•

there was a gap between the 2018 results presented, albeit preliminary, and the market consensus, which, among other things, required the information to be defined as inside information under the MAR, as also confirmed by the registration of Directors and Statutory Auditors on the insider list from the moment the support material was distributed;

•	there was a potential conflict with market expectations, with a consequent need to re-establish equality of information;

•

the CEO himself clarified that (i) the data were “reasonably secure and substantially final, subject to minimum adjustments: sales, organic EBIT and net financial position”, (ii) the gap could not be considered negligible and (iii) with respect to December 2018, “the data are final or in any case close to their definitive quantification, which, subject to inorganic factors intervening, may change by insignificant amounts”.

Finally, with regard to the assertion that the press release was not approved by the Board of Directors, the Board states that, at the end of the Board’s discussion on whether or not to disclose the preliminary 2018 figures, a draft press release had been made available. This was subsequently read out publicly by the Chairman of the Board in English and was the subject of specific revisions during an extensive discussion on the subject. This led to the final draft of the press release which was distributed by the Chief Executive Officer, as per the applicable regulation.

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i)	On the appointment by TIM as its Advisor on the fixed network of strategic consultants of Elliott, and, specifically, Vitale & Co.

In this regard the Board of Statutory Auditors has verified that:

•	the consultant Vitale & Co. was involved in the project concerning the possible separation of the fixed network and that, in this context, it signed a specific confidentiality agreement, and

•	as of the date of this Report, no contract has yet been finalised with the aforementioned consultant which indicates the scope of the activities to be carried out and the other contractual terms.

6.	Report on the presence of any complaints regarding initiatives undertaken and their outcomes

The Board of Statutory Auditors of TIM, in addition to acting as the Internal Control and Audit Committee pursuant to article 19, Legislative Decree 39/2010 and Legislative Decree 135/2016, implementing Directive 2014/56/EU amending Directive 2006/43/EC and European Regulation 537/2014, also performs the duties of an Audit Committee, as TIM is also subject to US regulations as a foreign issuer, registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange.

The Board of Statutory Auditors has adopted a procedure governing the management of reports to the Control Body. There are instructions on The Group section of the Company’s website (Company Bodies – Board of Statutory Auditors – Role, tasks and responsibilities), for sending reports to the Board of Statutory Auditors/Audit Committee of the Company.

The Company has developed its own Whistleblowing procedure, which provides for the establishment of information channels that guarantee the receipt, analysis and handling of reports relating to internal control, company information, corporate administrative responsibility, fraud and other matters, submitted by employees, members of corporate bodies or third parties even in the confidential or anonymous form. Following the introduction of Law 179/2017, on 24 July 2018, the Board of Directors of the Company adopted the new version of Organisational Model 231, in order to incorporate the legislation and an updated version of the Whistleblowing Procedure (published on 30 January 2019). The Audit Department is responsible for ensuring the reporting flows required.

In this regard the Board of Statutory Auditors carried out constant monitoring activities. In particular, from the date of the previous Report (30 March 2018) to 31 January 2019, the Board of Statutory Auditors received 13 reports, 4 of them anonymous, complaining, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature.

The Board of Statutory Auditors investigated these reports appropriately, with the support of the Audit Department and the competent Company departments, but no irregularities to be reported to the Shareholders’ Meeting emerged. We should point out that the relevant investigations are still being carried out regarding no. 4 reports.

The Board of Statutory Auditors also received the report by Director Arnaud Roy De Puyfontaine, which is specifically described in the paragraph above.

7.	Report on any appointments conferred on the independent auditor and the corresponding costs

During the 2018 financial year TIM appointed PwC to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in euros)
Limited audit of the consolidated non-financial statement of TIM for the years 2017 (EUR 137.206) and 2018 (EUR 81.850)	219,056.00

Specialist Support in the context of the GDPR (General Data Protection Regulation)	110,000.00

Agreed procedures connected with the issue of the comfort letter in relation to the updating of the Euro Medium Term Note Programme for EUR 20,000,000,000 (EUR 33,000) and the issue of notes (EUR 24,000)	57,000.00

Agreed audit procedures on regulatory accounting areas	30,000.00

Audit services with the issue of certification	8,000.00

Certification of TIM’s national fiscal consolidation declaration as at 31.12.2017, for the purpose of offsetting the VAT credit transferred by Noverca	500.00

Total	424,556.00

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Under current “Guidelines for the appointment of external auditors”, the above appointments were previously approved by the Board of Statutory Auditors.

8.	Report on any appointments conferred on parties connected by continuing relationships with the independent auditor and the corresponding costs the course of the 2018 financial year, TIM conferred a number of tasks on parties connected by continuing relationships with PwC and/or on companies belonging to the latter’s network for which the fees, excluding VAT, are summarised below:

PricewaterhouseCoopers Advisory S.p.A.	(in euros)
Due Diligence in relation to the independent assessment of the accuracy of the terms and conditions of the definitive agreements for a J.V.	180,000.00

Analysis of the ISO 26000 requirements in the approach to management of the Corporate Social Responsibility	15,500.00

Total	195,500.00

Under current “Guidelines for the appointment of external auditors”, the above appointments were previously approved by the Board of Statutory Auditors.

9.	Report on the existence of opinions issued pursuant to law during the financial year

The Board of Statutory Auditors, in its previous composition, issued the following, pursuant to art. 2389, paragraph 3, of the Italian Civil Code:

•	a favourable opinion on the proposals by the Nomination and Remuneration Committee relating to the variable compensation (MBO 2018) of the Executive Chairman and CEO;

•

a dissenting opinion on the proposal of the Nomination and Remuneration Committee of a long term share incentive plan called “Long Term Incentive Plan 2018-2020”, the first tranche reserved to the CEO, having decided that:

•

in the definition of the performance parameters excessive weight (70%) had been attributed to the Stock performance objective, whose achievement can also be significantly influenced by external factors not linked to the performance of the company’s business;

•	the maximum amount of the Pay Out Curve relating to the Chief Executive Officer, relating to the market benchmarks, appears excessively high.

Pursuant to the Corporate Governance Principles, the Board of Statutory Auditors itself formally approved the functional objective scorecards for the short term incentive scheme (2018 MBO) for the Heads of the control departments who report directly to the Board (Audit Department, Compliance Department and IT & Security Compliance Function).

The Board of Statutory Auditors, in its current composition, pursuant to art. 2389, paragraph 3, of the Italian Civil Code, expressed its favourable opinion on the proposals made by the Nomination and Remuneration Committee regarding the remuneration of the current Chairman of the Board of Directors and Chief Executive Officers, as well as on the scorecard for the variable compensation (MBO 2019) of the current Chief Executive Officer.

The Board of Statutory Auditors, in its current composition, pursuant to the Corporate Governance Principles, expressed:

•

its favourable opinion regarding a fine tuning of the 2018 scorecards for the Heads of the Control Departments (Audit Department, Compliance Department and IT & Security Compliance Department of the Company); and

•

its favourable opinion on the scorecards for the short term incentive scheme (2019 MBO) for the Heads of the Control Departments (Audit Department, Compliance Department and IT & Security Compliance Department).

Board of Statutory Auditors, in its current composition, pursuant to art. 13 of the Bylaws and art. 154-bis, paragraph 1, of Legislative Decree no. 58/1998 CFL, expressed its favourable opinion on the resolution regarding the appointment of the manager responsible for preparing the corporate accounting documents, confirming the previous holder of this post.

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10.	Report on the frequency and number of meetings of the BoD, Executive Committee and Board of Statutory Auditors

In the financial year 2018, the Company’s Board of Directors held 21 meetings, at which the Board of Statutory Auditors was always present.

The Control and Risk Committee met 22 times (5 of which jointly with the Board of Statutory Auditors, given the issues addressed); the Nomination and Remuneration Committee met 14 times, the Related Parties Committee, set up in May 2018, met 9 times and the Strategy Committee met 3 times.

The Board of Statutory Auditors attended the meetings of the Control and Risk Committee (not held jointly), the meetings of the Nomination and Remuneration Committee, the Related Parties Committee and the meeting of the Strategy Committee, by the attendance of its Chair or another Statutory Auditor.

The meetings of the Board of Statutory Auditors in 2018 were 37 (20 after the renewal). During 2019 (and until the date of this report), the Board of Statutory Auditors has met 15 times. 6 meetings in 2018 and 1 meeting in 2019 saw the Board of Statutory Auditors meet in its role as Supervisory Body pursuant to Legislative Decree 231/2001.

The Statutory Auditors took part in the Shareholders’ Meeting held on 24 April 2018 and 04 May 2018.

11.	Remarks on compliance with the principles of correct administration

The Board of Statutory Auditors oversaw compliance with the principles of correct administration by attending meetings of the Board of Directors and the internal board committees, meetings with the executive responsible for preparing the corporate accounting documents, the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance function, interviews with the management and gathering information.

The Board of Statutory Auditors believes that the governance arrangements and tools adopted by the Company overall constitute an appropriate supervisory framework to ensure that the principles of correct administration are respected in operational practice. The Board of Statutory Auditors has supervised on proceedings followed in the deliberations of the Board of Directors and ascertained that the management choices complied to the applicable rules (substantial lawfulness), adopted in the interests of the Company, compatible with the resources and the company’s assets and adequately supported by information, analysis and audit processes, including with recourse, when deemed necessary, to advice from committees and external professionals.

The Board of Statutory Auditors monitored the process of revoking the powers of the previous Chief Executive Officer and the process of appointing the new Chief Executive Officer, verifying that the procedure followed was in compliance with the law, regulations and Corporate Governance Code, subject to the statements made in point 5 above regarding the prior information notice supplied to the Board on 13 November 2018.

12.	Remarks on the adequacy of the organisational structure

Il The Board of Statutory Auditors monitored the evolution of the TIM Group’s organisational structure (in particular pursuant to the Golden Power regulations, as per the provisions contained in the Prime Ministerial Decrees of 16 October 2017 and 2 November 2017) established with respect firstly for the organisational and managerial autonomy of the Parent Company and its subsidiaries and secondly the exercise of management and coordination by TIM in relation to its direct and indirect subsidiaries.

In particular, the Board of Statutory Auditors monitored the process of ascertaining the termination of the management and coordination of TIM by Vivendi, with the consequent abolition of the policy adopted in November 2017.

The Board of Statutory Auditors also monitored the principal changes in the organisational structure of TIM and the TIM Group through meetings with the Human Resources & Organisational Development Department and the Heads of the company’s main departments, and by obtaining organisational communications which had an impact on the first and second tiers reporting directly to TIM’s senior managers or on the macro-organisation of the Group’s companies.

The Board of Statutory Auditors will continue to monitor the organisational structure of the Company, particularly in view of the frequent turnover among the company’s top managers during 2018.

13.	Remarks on the adequacy of the internal control system, in particular on the activity of the internal control managers, and highlighting of any corrective actions undertaken and/or to be undertaken

Please refer to the Report on corporate governance and share ownership for the 2018 financial year of TIM S.p.A. for information on the internal control and risk management system.

The Board of Statutory Auditors has acknowledged the overall assessment of the internal control and risk management system by the Head of the Audit Department, which is set forth below: “With reference to the specific operating contexts analysed, considering the findings of the analysis of the internal control and risk

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management system, and having assessed the process of implementation of the improvement actions undertaken by the other control department, also taking account of the assessments of the Audit departments of the Group listed companies (TIMPart and INWIT), it should be noted that during 2018 no significant elements emerged that could have a negative effect on the overall adequacy and functioning of the Group Internal Control and Risk Management System”.

The Board of Statutory Auditors, in sharing the assessment of the overall adequacy of the internal control and risk management system formulated by the Head of the Audit Department, points out that the effectiveness of the Audit Department’s control activity, albeit adequately established and implemented, may be negatively influenced by the occasionally observed late implementation of the corrective actions identified, and hopes that a way might be found for compliance with the timescales envisaged for remediation plans to be included as a criterion in the management incentive programmes.

The Board of Statutory Auditors constantly supervised the internal control system and monitored the activities of the main individuals involved in implementing the internal control and risk management system and, in particular, the implementation of risk improvement and mitigation actions identified, in some cases prompting further specific interventions to strengthen the controls.

The Board of Statutory Auditors exchanged information with the corresponding supervisory bodies of the main national subsidiaries, noting the assessments of the overall adequacy of the respective internal control system and the fact that no situations that deserved to be reported to the Parent Company’s Board of Statutory Auditors were highlighted and also met the Comitê de Auditoria Estatutário of TIM Participações, noting the assessment of the overall adequacy of the internal control system of the Brazilian company.

The internal control and risk management system also includes the Organisational Model, the organisation and management model designed to prevent the commission of offences that could result in liability for the Company, pursuant to Legislative Decree No. 231/2001. The Organisational Model 231 has been adopted by domestic subsidiaries of the Group as well as by TIM.

The functions of the Supervisory Body are assigned (from 2012) to the Board of Statutory Auditors, which as such oversees the operation and observance of the Organisational Model 231 and reports to the Board of Directors on the oversight and examination activities which it has performed and the corresponding outcomes. The Board of Statutory Auditors is supported by a dedicated corporate structure, within the Compliance Department.

The Board of Statutory Auditors met 6 times in 2018 in its Supervisory Body role. During the meetings, the Supervisory Body met the Group Compliance Officer and the Head of the Company’s Compliance Governance Department (which is entrusted with providing operational support for this specific activity), as well as the Head of the Audit Department and the Heads of the Health Security and Environment and Procurement Unit & Real Estate departments, in order to carry out checks and in-depth analysis on specific 231 issues with reference to the activities for which they are responsible.

The Supervisory Body has also received updates and further information on the law and precedent on 231 issues, which are useful for the consulting and advisory activities that are within its remit. The Supervisory Body determined that there were no anomalies during 2018 that could jeopardize the effectiveness of the Organisational Model.

The TIM Group has adopted an Enterprise Risk Management Model (ERM) which enables risks to be identified, assessed and managed in a homogenous way within the Group companies, highlighting potential synergies between the players involved in the assessment of the internal control and risk management system. The process is governed by the ERM Steering Committee, which provides governance of the Group’s risk management, aimed at containing the level of exposure within acceptable limits and guaranteeing the operational continuity of the business by monitoring the effectiveness of the countermeasures adopted. The Board of Statutory Auditors confirmed that, on 21 February 2019, the Board of Directors defined the risk that was acceptable for the Group (Risk Appetite) and the acceptable levels of deviation from the principle company objectives (Risk Tolerance).

The Board of Statutory Auditors supervised compliance with the laws and regulations of the procedure for carrying out transactions with related parties, its effective implementation and its actual operation. The Compliance Department monitors the application of this Regulation.

The Board of Statutory Auditors was kept constantly informed of transactions with related parties and verified the Company’s compliance with the applicable procedures, referring the reader to paragraph 18 with regard to a specific transaction with the related party Havas Milan Srl.

Reference is also made to the contents of paragraph 18 regarding the qualification of Elliott Capital Advisors L.P. as a related party of the Company.

The Board of Statutory Auditors oversaw the conformity with the provisions of Legislative Decree 254/2016 of the TIM Consolidated Non-Financial Statement for 2018 (Sustainability Report) and the adequacy of the procedures, processes and structures that govern the production, reporting, measuring and representation of the results and information of this nature. In this regard, the Control Body examined the report issued by PwC on 8 March 2019, pursuant to article 3, paragraph 10, of Legislative Decree 254/2016 and article 5 of Consob Regulation 20267, which, on the basis of the work carried out, concluded that no evidence had come to its attention that would suggest that the Consolidated Non-Financial Statement for the year ended 31 December

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2018 has not been drafted, in all significant respects, in compliance with the requirements of articles 3 and 4 of the aforementioned legislative decree, the “Global Reporting Initiative Sustainability Reporting Standards and the process suggested by the principles of the AA1000APS”.

14.	Remarks on the adequacy of the administrative and accounting system and its ability to fairly represent operations

In order to guarantee compliance with the Italian and U.S. laws, TIM operates a structured and documented model of detection and monitoring of risks connected to the financial information, which refers to the 2013 CoSo framework. This model, managed with the support of a specific software, brings together the internal controls associated with the risks identified on the financial reporting and the consequent assessment activities, with precise attributions of responsibility, in compliance with the principle of accountability.

The Board of Statutory Auditors supervised the adequacy of the administrative and accounting system of the Company and its reliability to fairly represent operations, also by collecting information from Company management, examining company documents and analysing the results of the activities undertaken by the External Auditor. Also monitored the financial reporting process.

The Board of Statutory Auditors acknowledged the statements issued by Chief Executive Officer and the Manager responsible for preparing the corporate accounting documents of TIM concerning the adequacy in relation to the characteristics of the company and the actual application during 2018 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

At TIM the goodwill impairment test was applied in a consolidated and structured way, coordinated by the Administration, Finance and Control Department, with the intervention of independent external experts of acknowledged professional expertise. The implementation of the process is preliminarily analysed and discussed at special meetings involving the Control and Risk Committee and the Board of Statutory Auditors, prior to the Board of Directors meetings to approve the financial reports to which the impairment test must be applied. The Board of Statutory Auditors has checked that the impairment test procedure applied to the 2018 financial statements was conducted in terms coherent with the procedure approved by the Board of Directors on 06 December 2018 and with the applicable IFRS standards.

Reference is also made to the explanations given in the “Goodwill” note to the consolidated financial statements as at 31 December 2018 of the TIM Group and the considerations made in relation to paragraph 5 above.

With regard to the provisions of article 15, subsection 1, letter c, point (ii) of the Market Regulations (conditions for the listing of shares of parent companies of companies established and governed by the laws of non-EU countries), the Board of Statutory Auditors did not uncover any facts or circumstances implicating the unsuitability of the administrative and accounting system of the subsidiaries requiring the economic, equity and financial data necessary for the preparation of the consolidated financial statements to be regularly submitted to the management and auditor of the parent company.

15.	Remarks on the adequacy of the instructions imparted by the Company to its subsidiaries pursuant to article 114, subsection 2 of Legislative Decree no. 58/1998

The Board of Statutory Auditors believes that the instructions imparted by TIM to its subsidiaries, pursuant to art. 114, subsection 2 of the CLF, are adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

Following the entry into force in July 2016 of the Market Abuse Regulations, the Board of Directors, on 03 February 2017, approved the new inside information and insider dealing procedure. The document, which also applies as an instruction to all subsidiaries, in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations, was updated on 24 September 2018.

16.	Remarks about any relevant aspects that emerged during the meetings held with the auditors pursuant to article 150, subsection 2 of Legislative Decree no. 58//1998 of the independent auditor, pursuant to art. 150, subsection 3, of Legislative Decree 58/1998, during which there were appropriate exchanges of information and no other facts or situations came to light that deserve to be highlighted. The Board of Statutory Auditors: (i) analysed the activities carried out by the independent auditor and, in particular, the methodological system, the audit approach used for the various significant areas of the financial statements and the planning of the audit work and (ii) agreed the business risk issues with the independent auditor, and was therefore able to appreciate the adequacy of the response planned by the auditor with the structural and risk profiles of the Company and the Group.

The Board of Statutory Auditors has ascertained, from information obtained from Independent Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

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The Board of Statutory Auditors took note of the following from the external auditor: (i) the significant shortcoming identified in the previous financial year regarding the monitoring of supply relationships which are complex and/or characterised by medium-long term time frames has essentially been resolved, and also (ii) that the three significant shortcomings specified below emerged in 2018:

•	The monitoring of TIM Brasil privileged users.

During the audit of the 2018 Financial Statements, PWC identified a series of accesses to the administrative accounting system by privileged SAP users. These accesses, which numbered over 200, were not monitored as specified by the current policies or they were not monitored promptly (in some cases even twelve months after the event). As a result of the shortcoming in question, the company’s management implemented some specific compensatory IT checks.

•	Reconciliation between the accounting data and operational data regarding liabilities for prepaid traffic in the mobile sector.

During the 2018 financial year, a misalignment between operational data and accounting liabilities was detected relating to the management of prepaid traffic. This misalignment resulted in the accounting liabilities being underestimated by approximately 62 million euros. The difference was generated over a period of approximately 10 years, due to the effect of various phenomena.

A remedial plan is underway which will cover both process aspects and organizational aspects.

•	Checks on the implementation of the new accounting standard IFRS 15.

In 2018 the Company’s Management identified some anomalies in the operation of the SAP RAR module which prepares entries relating to the recognition of revenues in accordance with IFRS 15 and some inconsistencies in the data processed by management systems. These anomalies were analysed and led to the issue of a new software release by the SAP supplier and the preparation of some of manual correction entries. An inaccurate and complete loading of some commercial offers in the management systems was also noted, with the consequent incorrect measurement of discounts over time.

Il The Board took note of the three significant shortcomings reported, together with the respective corrective actions and rectifications, as well as the auditor’s overall assessment of the internal control system, and therefore took the view that there were no elements that would lead to the internal control system not being considered adequate as a whole. The Board of Statutory Auditors will in any case continue to monitor the progress of the remedial plans identified and put into action by the company.

Pursuant to article 19 of Legislative Decree 39/2010, as amended by Legislative Decree 135/2016, in 2018 the Board of Statutory Auditors continued to check and monitor the independence of the external auditor in accordance with articles 10, 10-bis, 10-ter, 10-quater and 17 of the aforementioned Decree, and article 6 of the European Regulation, particularly as regards the adequacy of the provision of services other than auditing, in accordance with article 5 of this Regulation.

Taking into account:

•

the statement on independence pursuant to article 6, paragraph 2, letter a) of (EU) Regulation 537 of 16 April 2014, contained in the additional report for the internal control committee issued by PwC, and the transparency report produced by the same pursuant to article 18, subsection 1, of Legislative Decree 39/2010, as published on its website;

•	the tasks assigned to it and to the companies belonging to its network by TIM and the Group Companies;

the Board of Statutory Auditors considered that the conditions to attest the independence of the external auditor PwC had been met.

17.	Indication of the adherence or otherwise of the company to the Corporate Governance Code of the Committee for the Corporate Governance of listed companies

The Company complies with the Corporate Governance Code of Borsa Italiana and the Board of Statutory Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance it contains.

TIM has adopted the criteria established by the Corporate Governance Code for the qualification of the independence of Directors. With this in mind and based on the elements made available by those concerned pursuant to the Borsa Italiana Code and as per the Consob Issuers’ Regulation, or in any case available to the Company, a requirements assessment was carried out at the first meeting of the Board after its appointment (7 May 2018), and then renewed on 21 February 2019.

Of the current 15 serving Directors, 12 were found to fulfil the independence requirements: Mr Altavilla, Ms Bonomo, Ms Capaldo, Ms Cappello, Mr Ferrari, Ms Giannotti, Ms Moretti, Ms Morselli, Mr Roscini, Mr Sabelli and Mr Valensise and the Chairman of the Board of Directors, Mr Conti. With respect to the latter, the Board of Directors expressly ruled out that the role of “significant representative” of the Issuer could, in the governance structure actually adopted, influence his independence of judgement to the extend that it would invalidate his independence as a director. The Board of Directors reached this conclusion:

•	during the initial appointment (given the lack of delegation of powers);

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•	when the variable component of his remuneration was allocated (as it is unrelated to corporate objectives);

•	during the process to replace the CEO (given the fact that the acquisition of an interim management was limited to a few days).

The Board of Statutory Auditors monitored the process and agreed with the decisions made by the Board of Directors.

The Board of Statutory Auditors checked the correct application of the criteria and procedures adopted by the Board of Directors to assess the independence of its members for the first time on 14 May 2018, and then on 28 February 2019 it checked that they were still met.

Pursuant to article 148, subsection 3, of the CLF and of the Corporate Governance Code of the professional parameters set out in art. 19, subsection 3, of Legislative Decree 2010/39 (as amended by Legislative Decree no. 135 of 17 July 2016), the Board of Statutory Auditors, at the meeting on 4 May 2018, checked that each Statutory Auditor continued to satisfy the independence requirements and, therefore, at its meeting on 19 February 2019, it ascertained that they were still met.

The internal Board committees are a Nomination and Remuneration Committee, the Related Parties Committee and the Control and Risk Committee, and a Strategy Committee, the functions of which are described in the Corporate Governance Principles.

See the Report on the corporate governance and share ownership of TIM S.p.A. for the 2018 financial year for further information on the composition and functions of the internal board committees, and on the Company’s corporate governance, which the Board of Statutory Auditors evaluates positively.

The point of reference and coordination for the issues and contributions of the independent Directors and the non-executive Directors in general is the Lead Independent Director, a role held by Mr. Dante Roscini.

The Lead Independent Director is granted the right to use corporate structures to perform the tasks entrusted to him and to convene special meetings of the Independent Directors to discuss issues affecting the functioning of the Board of Directors or the management of the business.

The Board of Statutory Auditors monitored the activities of the Control and Risk Committee, the Nomination and Remuneration Committee, the Related Parties Committee and the Strategy Committee by the attendance at their meetings by at least its Chairman or by a Statutory Auditor designated by the Chairman.

18.	Conclusive assessments of the supervisory activity carried out and of any omissions, misconduct or irregularities noted during the course of this activity

With reference to the fine imposed on the Company by the Presidency of the Council of Ministers for non-notification pursuant to Decree Law 21/2012 on “Golden Power” (in relation to which the Company lodged an appeal and obtained suspension of payment), the Board of Statutory Auditors, after an audit, also carried out by the Company’s Audit Department and with the assistance of its own legal consultant, of the events that led to the imposition of the same, given the legal investigation carried out by the Board of Directors, did not uncover, in relation to the decision to notify, any fact that could unequivocally be interpreted as a breach of the duties of the administrative body.

On 25 February 2019, the Board of Statutory Auditors informed the Chair of the Board of Directors and the Chair of the Related Parties Committee of the Company that in its opinion the shareholder Elliott Capital Advisors L.P. (through its subsidiaries Elliott International L.P., Elliott Associated L.P. and The Liverpool Limited Partnership) exercises a significant influence over the Company, and then invited the Related Parties Committee and the Board of Directors to take this into account, pursuant to art. 3 subsection 1, letter a of the Consob Regulation containing provisions on transactions with related parties.

On 26 February 2019, the Board of Statutory Auditors informed Consob of an irregularity found pursuant to article 149, subsection 3, of the CLF, relating to a contract with the related party Havas Milan S.r.l., the final amount of which was higher than had been previously authorised. With respect to this discrepancy, the Related Parties Committee, to which the transaction had been referred during the approval process, expressed a negative opinion, informing the Board of Directors of this circumstance, which has not yet passed a resolution on this point.

On the same date, the Board of Statutory Auditors also formally invited the Board of Directors to make its own decision in this regard, in accordance with the Consob Regulation and TIM’s Procedure for performing transactions with related parties.

On 06 March 2019, the Board of Statutory Auditors informed Consob of the irregularities found pursuant to art. 149, third subsection of the CLF, which has been extensively outlined in paragraph 5 above.

19.	Report of any proposals to be brought to the attention of the shareholders’ meeting pursuant to article 153, subsection 2 of Legislative Decree no. 58/98

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Having acknowledged the 2018 financial statements of TIM, the Board of Statutory Auditors had no objections to formulate on the proposed resolution presented by the Board of Directors on the payment to savings Shareholders of the privileged dividend in the amount of 0.0275 euros per savings share, gross of legal withholdings.

It is noted that the Shareholders’ Meeting on 29 April 2010 appointed PwC to undertake the external audit of the separate and consolidated financial statements of TIM, and the limited audit of the condensed half-yearly consolidated financial statements and the external audit of TIM’s Annual Report pursuant to the US law, for the period 2010 - 2018.

PwC was then appointed to carry out the external auditing task limited to the consolidated statement of a non-financial nature (sustainability report) for TIM and its subsidiaries for the 2017 and 2018 financial years.

In view of the expiry of the nine-year appointment as external auditor (financial statements as at 31 December 2018), to facilitate the transition between PwC and the new external auditor, in 2017 TIM started the process for its selection, and the Board of Statutory Auditors in office at that time acquired and shared the results of this process, recommending the assignment be conferred on EY SpA or KPMG SpA, expressing its preference for the former. The Shareholders’ Meeting of 24 April 2018 was therefore also called to resolve on the conferment of the appointment as external auditor for the period 2019-2027. However, the necessary majority could not be achieved at the time for the appointment of either EY S.p.A. or KPMG S.p.A..

The Board of Statutory Auditors currently in office updated the investigation in turn conducted by the previous Board, requesting all the information supplements it deemed necessary in order to express its own recommendation, which was issued to the Board of Directors on 31 October 2018, in sufficient time to ensure an orderly transition between the external auditors.

The Shareholders’ Meeting of 29 March 2019 will therefore be called – inter alia – to confer the appointment for the nine-year period 2019-2027, based on the selection made by the Board of Statutory Auditors currently in office, as summarised in the recommendation made available by the Board of Directors and the Shareholders.

Milan, 08 March 2019

For the Board of Statutory Auditors

The Chairman

Roberto Capone

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MOTIONS FOR RESOLUTIONS

SHAREHOLDERS’ MEETING OF TIM S.p.A.

March, 29 2019: shareholders’ meeting of TIM S.p.A. – single call

Medium

•	Financial statements as at 31 December 2018 – approval of the documentation on the financial statements – related and consequent

•	Distribution of a privileged dividend to Savings Shares through utilization of reserves - related and consequent resolutions

•	Report on Remuneration - Resolution on the First Section

•	Update of one of the performance conditions of the incentive plan based on financial instruments approved by the Shareholders’ meeting on April 24, 2018

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2018 – APPROVAL OF THE DOCUMENTATION ON THE FINANCIAL STATEMENTS – RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

il the draft financial statements submitted to the Shareholders Meeting gives rise to a net loss of 1,853,605,339.,28 euros.

Said sum is fully offset by the amount of the company shareholders’ equity, positive at December 31, 2018 by 18,138,205,052.56 euros.

It is therefore proposed that the loss be covered by using Reserve ex art. 34 L. no. 576/1975 for 12,821,804 euros and withdrawing retained earnings for 1,840,783,535.28 euros, using primarily the 2017 portion allocated to this reserve.

For an analysis of this situation, see the report on operations accompanying the financial statements.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of TIM S.p.A.,

•	having examined the annual financial report of TIM S.p.A.;

•	having taken note of the reports by the Board of Statutory Auditors and the independent auditor PricewaterhouseCoopers S.p.A.,

resolves

•	o approve the financial statements of TIM S.p.A. for the year 2018;

•	to cover the net loss resulting from the financial statement (of 1,853,605,339.28 euros):

•	for 12,821,804 euros, using Reserve ex art. 34 L. no. 576/1975

•	for 1,840,783,535.28 euros, withdrawing retained earnings, using primarily the 2017 portion allocated to this reserve.

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DISTRIBUTION OF A PRIVILEGED DIVIDEND TO SAVINGS SHARES THROUGH UTILIZATION OF RESERVES - RELATED AND CONSEQUENT RESOLUTIONS

Dear Shareholders,

pointed out in the explanatory report on the proposed approval of the draft financial statements, this shows a net loss of 1,853,605,339.28 euros.

Notwithstanding this, in view of the amount of the Company’s net equity and to avoid carrying over the debt into the next two financial years, as permitted by the Company Bylaws, we propose to distribute the privileged dividend on savings shares only, in the amount of 0.0275 euros (5% of 0.55 euros) per share, withdrawing funds from retained earnings for 165.764.271,73 euros.

The amounts for dividends will be payable in favor of entitled parties, on the basis of the evidence of the share deposit accounts at the end of the record date of 25 June 2019, starting from the coming 26 June 2019, while the coupon date will be 24 June 2016.

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of TIM S.p.A.,

•	having examined the annual financial report of Telecom Italia S.p.A.;

•

in view of the authority of the Shareholders’ Meeting, in the event of a lack of or insufficient net profits resulting from the financial statements to meet the privilege granted to savings shares, to meet it by distributing available reserves, resulting in the exclusion of the mechanism to carry over in the two subsequent financial years the entitlement to the privileged dividend not received by the distribution of profits, as stated in Article 6 of the Bylaws;

resolves

•

to pay savings Shareholders the privileged dividend in the amount of 0.0275 euros per savings share, gross of the withholdings required by law, which will be applied to the number of savings shares that they own at the record date, withdrawing the funds from the retained earnings in the amount of 165.764.271,73 euros;

•	to make the dividend payable starting on June 26, 2019, with a coupon date of June 24 June 2019 (record date June 25, 2019).

REPORT ON REMUNERATION - RESOLUTION ON THE FIRST SECTION

Dear Shareholders,

pursuant to article 123-ter of Legislative Decree no. 58 of 24 February 1998, the remuneration report has been prepared for the Shareholders’ Meeting to be held on March 29, 2019; it is divided into two sections:

•	the first sets out the Company’s policy regarding the remuneration of directors and key managers with strategic responsibilities, with reference at least to the 2019 financial year;

•	the second provides a report on the items that make up the remuneration of the subjects mentioned above, with a detailed presentation of the compensation paid to them in the 2018 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

In view of the above, the Board of Directors submits for your approval the following.

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Proposed Resolution

The Shareholders’ Meeting of TIM S.p.A.,

•	given the applicable legal provisions regarding the report on remuneration;

•	having acknowledged the non-binding nature of the resolution required,

resolves

to approve the first section of the remuneration report.

UPDATE OF ONE OF THE PERFORMANCE CONDITIONS OF THE INCENTIVE PLAN BASED ON FINANCIAL INSTRUMENTS APPROVED BY THE SHAREHOLDERS’ MEETING ON APRIL 24, 2018

Dear Shareholders,

You have been convened to discuss and take a resolution on the proposal to update one of the performance conditions set out in the long-term share incentive plan called “Long Term Incentive Plan 2018”; an update needed following approval of the new 2019-2021 industrial plan.

The Long-Term Incentive Plan 2018 was approved by the Shareholders Meeting of April 24, 2018, and was then implemented by the Board of Directors, as can be seen in the disclosure resulting from the report on remuneration. Please be reminded that it is based on the so-called performance shares instrument, foreseeing assigning free-of-charge, subject to biennial lock-up, of up to 85,000,000 ordinary shares, in a variable number based on the target level reached, in the 2018-2020 period, for certain Performance Parameters. These were established at the time: (i) In the stock market performance of the ordinary share in the period January 1, 2018 – December 31, 2020 (except for cases of early termination, with continued entitlement, or of subsequent attribution), compared with a basket of stock issued by a panel of peers (weight: 70%); and (ii) In the free cash flow accumulated in the incentive period (so-called equity free cash flow; weight 30%).

When establishing the equity free cash flow parameter, reference was naturally made to the targets of the industrial plan in force at the time, that is those of the 2018-2020 plan approved by the Board of Directors on March 6, 2018. However, on February 21, 2019 the Board approved the new 2019-2021 plan which, amongst other things, contemplates new targets related to the Group’s free cash flow. Hence the need to update the incentive plan in order to preserve the consistency of performance parameters with the current industrial plan.

Faced with the important difference between the two programming documents, in terms of generating equity free cash flow in the residual vesting period, the condition for preserving the incentivizing capacity and retention of the rewarding measure is to abandon, for the last two years, “internal” parameters now considered obsolete, no longer a company commitment, to connect accrual (of a part) of the current performance shares to the Group’s current strategic objectives. On the contrary, the “external” share performance indicator is confirmed and still valid, compared to the average of the peer basket market performances. Compared to that, the need to align the interests of management holding decisive organisational positions for TIM business purposes to shareholders’ interests, in terms of growth in the share value medium-long term, cannot change.

The amendment (illustrated in the specific supplement to the informative document already published which you are kindly asked to refer to) is proposed to be valid for both the Long-Term Incentive Plan 2018 tranches, respectively intended for the Chief Executive Officer of the Company (currently Luigi Gubitosi) and selected members of Group management.

Having stated the above, the Board of Directors is hereby submitting the following resolution for your approval.

Proposed Resolutions

The Shareholders’ Meeting of TIM S.p.A.,

•

having seen the resolutions of approval of the incentive plan based on financial instruments (first and second tranche and here together “Long-Term Incentive Plan 2018”), taken by the Shareholders Meeting of April 24, 2018;

•	having examined the supplement to the information document on the initiative;

resolves

•

di to update one of the two performance parameters set forth for the Long-Term Incentive Plan 2018, specifically the target represented by the net cash flow accumulated in the three-year period incentivized, taking as reference for the remaining financial years 2019 and 2020 the equity free cash flow targets of the new 2019-2021 plan, with no amendments to remaining terms and conditions;

•

to confirm for the Board of Directors all powers needed and opportune to implement the action, to make any amendment and/or integration needed to implement what has been decided, also to comply with regulatory provisions applicable, including authorisation to carry out the necessary free of charge disposals of the ordinary treasury shares, as present in due course in the company portfolio.

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GLOSSARY

The following explanations are not intended as strict definitions, but to assist readers to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System)

Second-generation mobile systems using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These systems support voice and limited data communications, as well as auxiliary services such as    fax and SMS.

3G (third-generation Mobile System)

Third-generation wireless system, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both traditional communication services (telephony, messaging) and data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G. 3G networks technology enable mobile video, high-speed Internet access. The standards of the 3G technology include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System)

Fourth-generation systems are designed to provide, in addition to legacy services, mobile broadband Internet access to several kinds of devices such as laptops with wireless modems, smartphones, tablets, and other mobile devices. Current and future applications include mobile web access, IP telephony, gaming services, high-definition mobile video, video conferencing, Internet of Things and cloud computing applications. 4G standards include LTE e LTE-A (LTE-Advanced). LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g. gaming, video conferencing). A further development of LTE, called “LTE Advanced,” is being implemented and will allow reaching even higher bitrates in download.

5G (fifth-generation Mobile System)

5G indicates the fifth-generation wireless systems that will be introduced on market soon. International standard fora like 3GPP (3rd Generation Partnership Project) and ITU (International Telecommunication Union) are defining characteristics and standards of 5G future connectivity and the first field trials have already been carried out.The main elements of the 5G network will be:

•

bit-rate significantly higher than 4G in larger spectrum bandwidth (up to tens of Gbit/s over hundreds of MHz) to ensure greater quality of service, for innovative services such as video download and live streaming;

•	ultra-low latency in the order of milliseconds;

•

possibility of connecting simultaneously hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation.

•	ability to connect moving vehicles at higher speeds.

Amount charged by national operators for the use of their network by other operators’ customers. It is also known as an “interconnection charge”.

ADS (American Depositary Shares)/ ADR (American Depositary Receipt)

Equity shares used for the listing of TIM ordinary and savings shares on the NYSE (The New York Stock Exchange). Each ordinary ADS corresponds to 10 TIM ordinary shares.

ADSL (Asymmetric Digital Subscriber Line)

Technology that transforms through a modem the traditional copper fixed line into a high-speed digital connection for the transfer of multimedia data. ADSL is an asymmetrical technology used to achieve broadband transmission.

Agile

In software engineering, the expression Agile (or agile software development) refers to a set of software development methods that are opposed to traditional models such as cascade models (e.g. waterfall model); Agile methods propose a less structured approach focused on the objective of delivering to the customer quickly and frequently software that is functional and with best quality. Among the practices promoted by agile methods, today in general referred to the Project Management of products (not exclusively software), there are: the setup of small, poly-functional and self-organized development teams, iterative and incremental development, adaptive planning, and the direct and continuous involvement of the customer in the product development process.

AI (Artificial Intelligence)

Ability of a technological system to solve problems and carry out tasks and activities typical of the mind and human behavior. In the computer science field, it is the discipline that deals with creating machines (hardware and software) able to “act” autonomously (solve problems, perform actions, etc.).

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API (Application Programming Interface)

An API is a set of procedures used to interact with other programs and expand their functionalities. APIs are software libraries available for a given programming language that extend some functionality of the platforms making them interoperable and open to different implementations.

ATM (Asynchronous Transfer Mode)

A network protocol through which the transfer of data is achieved using the encapsulation of fixed length (53 bytes) data units, called cells, instead of variable-length packets as is the case in packet-switched networks.

Automation

This term identifies technologies for automated equipment, systems and processes automation, reducing the need for human intervention and simplifying network setup and maintenance activities.

Backbone

Portion of the telecommunication network that supports long-distance connections and aggregates large amount of traffic and from which the connections for serving specific local areas depart.

Big Data

Big data is a term used to describe the set of technologies and methods for massive data analysis. The term indicates the ability to extrapolate, analyze and relate a huge amount of heterogeneous, structured and unstructured data, to discover the links between different phenomena and predict the future ones.

Bit-stream access

Wholesale interconnection services which consist in the supply by a dominant telecommunications operator (incumbent) of access transmission capacity between an end customer and an interconnection point of another operator (OLO).

Blockchain

The Blockchain represents an innovative technology for structuring data and information with sharing on the network; a blockchain system is like a distributed database or virtual register, structured as a chain of blocks (hence the term blockchain) containing the transactions, and whose validation is entrusted to a consensus mechanism distributed on all the nodes of the network participating to the chain. The main characteristics of blockchain are the immutability of the registry, the traceability of transactions and the security based on advanced cryptographic techniques. Blockchain technologies are currently used to support global supply chains, financial transactions (e.g. BitCoin), accounting assets and distributed social networks.

BRAS (Broadband Access Server)

Also named BNG, it is an equipment that handles the access sessions of fixed broadband users. It authenticates the users, terminates the logical links originated at users’ premises, produces user accounting data, may apply policies and QoS techniques.

Broadcast

Simultaneous transmission of the same information to all nodes and terminal equipment of a network.

BSC (Base Station Controller)

Control node of the 2G radio access network and interface with the MSC switching node. It has the task of supervising and controlling radio resources, for both call or data setup and maintenance.

BSS (Business Support System)

The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases.

BTS (Base Transceiver Station)

Radio base station transmitting and receiving the GSM radio signal to cover an area , split in one or more cells) by using one or more radio transceivers (TRX). BTS performs also GSM communications ciphering/deciphering.

Bundle

Commercial offer including multiple telecommunications services (voice, broadband internet, IPTV, other) by an operator under the same commercial brand. Dual Play bundle includes fixed telecommunication services and broadband Internet; Triple Play bundle is the “dual play bundle” integrated with IPTV; Quadruple Play bundle is the “bundle triple play” integrated with mobile telecommunication services.

Caching

Web contents caching (videos, HTML pages, images, etc.) is a technology that allows to reduce bandwidth usage and content access time. A cache stores copies of documents requested by users in location closer to the users than the originating sites, so that subsequent requests can be satisfied by the cache itself, under appropriate conditions.

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Carrier

Telecommunication services operator, providing a transport of communication services by means of its physical telecommunication network.

Carrier Aggregation

Technology used to aggregate more radio carriers to increase the transmission speed over a wireless network.

CCA (Current Cost Accounting)

A method of accounting that values assets at their current replacement cost rather than their original cost.

CDMA (Code Division Multiple Access)

CDMA is a channel multiple access method used in radio communication. First radio systems based on CDMA were developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission on the same channel of multiple signals, each of which is uniquely coded to distinguish it from the other messages.

CDN (Content Delivery Network)

Content Delivery Networks), are content distribution systems (especially large multimedia contents, such as IPTV) managed by a Service Provider for the provision of audio streaming services and video, with better quality towards customers.

CDP (Carbon Disclosure Project)

International initiative that encourages companies to focus on the management of the risks and opportunities emerging from climate change.

Cell

Geographical portion of territory illuminated by a radio base station.

Central Office

A building where the copper wires or optical fibers that make up the access network, reaching the customers, originate from. It hosts equipment for telephony services (‘Stadio di Linea’ in TIM terms), broadband services (DSLAM) and possibly ultrabroadband services (OLT). Some COs also host equipment of higher hierarchical rank (SGU for telephony, router for data services), and those COs also collect traffic from the other COs which are not so equipped.

Channel

The portion of a communications system that connects a source to one or more destinations by means of transmission media and optical, electric, electromagnetic signals.

Closed User Group

Group of customers who can make and receive calls or messages within the group at special conditions (restricted access, dedicated pricing ,..)

Cloud

The term Cloud is used as an abbreviation of the concept of “Cloud Computing, i.e. a model of consumption of processing resources (for example networks, servers, memory, applications and services) through the network; with the Cloud, the end customer, otherwise defined as cloud consumer, is allowed to access, widespread, easy and on-demand to a shared and configurable set of resources that can be quickly acquired and released with minimal management or interactions with the service provider. The Cloud model is made up of five essential features: 1) Self Service on customer request, 2) broad-network access, 3) resource sharing, 4) elasticity/automation in resource demand, 5) certified SLAs, three service models (see also SaaS, PaaS and IaaS) and four distribution/deployment models (private, public, hybrid and communities).

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Cogeneration

Cogeneration is the combined production of electrical (or mechanical) energy and useful heat from the same primary source. By using the same fuel for two different purposes, cogeneration aims at a more efficient use of primary energy, with associated cost savings especially in production processes where there is a strong overlap between the use of electricity and heating.

Cognitive Computing

Advanced artificial intelligence system in which the machines have part of the typical functions of a human brain. Cognitive computing technologies are able to process enormous amounts of information, learn autonomously, interact in human language and reproduce human thought models.

Community

A group of people who have some interests in common and communicate via Internet (i.e. via social network).

Connected Cars

A connected car is a vehicle with an internet access and sensors for sending and receiving signals, perceiving the surrounding environment and to get in touch with other vehicles and services.

Co-siting

Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of network infrastructure in urban and rural areas.

CO2 - Carbon Dioxide

Carbon dioxide is one of the major greenhouse gases. It is linked to industrial processes and is the product of combustion especially as the result of the use of fossil fuels.

CPE (Customer Premise Equipment)

The Customer Premise Equipment is an electronic device (terminal, telephone, modem) for telecommunications used on the user’s side that is able to connect directly to the geographic transmission network through appropriate interfaces. The connection between the CPE and the network can be realized on physical carrier (optical fiber, telephone twisted pair) or on radio (wireless) carrier.

CPS (Carrier Pre-selection)

Within the framework of the Equal Access policy guaranteed to all operators, the CPS (Carrier Pre-Selection) is a feature of the telephone network that allows to permanently specify the call routing to the chosen operator. This function must be implemented by the access operators in their own plants.

Cybersecurity

It deals with the analysis of threats, vulnerabilities and the risk associated to internet-connected systems, including hardware, software and data, to protect them from the attempt to expose, alter, disable, destroy, steal or gain unauthorized access or make unauthorized use of an asset.

DAS (Distributed Antenna System)

It is a network of distributed antennas connected to a signal source in order to provide wireless services in a geographical area or indoor. The Radiofrequency signal is combined and distributed through an antenna system.

Data Center

The Data Center is the department of a company that hosts and manages back-end IT systems and data repositories: so, its mainframes, servers, databases, etc. In the past, this type of management and control was in a single physical place, hence the name of data center. The development of new distributed computing technologies has inaugurated new management criteria that see more data centers located/distributed at both a physical and virtual level.

DCC (Digital Contact Center)

It is a set of platforms used to connect customers to most appropriate human and virtual Customer Care agents, via different channels (voice, web, apps, mail, chat, sms) and to support agents in the interaction with customers (e.g. Verbal Ordering, Back Office).

DDoS (Distributed Denial of Service)

A distributed denial-of-service (DDoS) is an attack to a target, such as a server, website or other network resource, and cause a denial of service for users of the targeted resource. A flood of incoming messages, connection requests or malformed packets to the target system forces it to slow down or even crash and shut down, thereby denying service to users or systems.

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Decommissioning

The term decommissioning means the disposal of the oldest technological solutions (legacy or obsolete) in order to rationalize and simplify the current Telecommunication networks with the aim of optimizing investments and improving the quality and time-to-market of services.

DevOps

In computer science, with DevOps (from the English contraction of Development and Operations) we mean an agile method of software development that aims at communication, collaboration and integration between developers and operations operators. DevOps is therefore an approach to the development and implementation of applications in a company, that has as its objective the release of the product, the testing of the software, the evolution and maintenance (correction of bugs and minor releases) to increase reliability and security and speed up development and release cycles.

Digital divide

The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among other things: gaps in ownership of or regular access to a computer, or internet access due to being located in geographical areas with no broadband connectivity

DLA (Data Layered Architecture)

It is an architecture for real-time management of user data in telecoms networks (such as user profiles, etc.). It introduces a separation between a logically centralized data storage layer, taking care of data consistency and availability, and a front-end layer which handles requests coming from network elements.

DPI (Deep Packet Inspection)

It is a technology for analysis of live traffic packets which looks ‘deeply’ into packets payload, i.e. up to application level, rather than just at IP/TCP/UDP headers level. It enables advanced traffic management.

Dsl Network (Digital Subscriber Line Network)

It is a network technology family that provides wide bandwidth digital transmission at short distances, through the traditional twisted copper pairs from the first switching office to the end user.

DSLAM (Digital Subscriber Line Access Multiplexer)

DSLAM denotes equipment multiplier of digital access lines able to process digital signals of various clients with xDSL lines and multipliy them in a high rate data link to the nodes of the Internet.

DTT (Digital Terrestrial TV)

Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services (in terms of number of channels and images quality) using a digital system.

DVB-H (Digital Video Broadcasting-Handheld)

DVB-H was a standard for the transmission of digital video optimized for mobile networks and handheld devices such as smartphones and cellular phones.

DWDM (Dense Wavelength Division Multiplexing)

It is a technology for multiplying and transmitting at the same time optical signals with different wavelengths in a single optical fiber in order to increase the available amount of bandwidth.

EDGE (Enhanced Data for GSM Evolution)

It is a technology that increases the speed of data transmission of the GPRS the standard from 30-40 Kbit /s to 400 Kbit / s in the best radio transmission condition.

Edge (Network Edge)

It is a segment of the network lying between access and core, wherein service functions are located (such as, e.g. those performed by BRAS). Depending on the context, it may be quite distributed e.g. to the level of mobile Base Station, or less distributed e.g. at the edge of the backbone.

EEB (Energy Efficiency in Buildings)

International initiative promoted by the WBCSD (World Business Council for Sustainable Development) for research in energy efficiency in buildings in order to reduce the environmental impact and the energy costs.

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EFFC (Extraction Full Free Cooling)

A cooling system for the reduction of consumption without the use of greenhouse gases. The EFFC is based on the principle of free cooling (forced ventilation without the use of air-conditioning), combined with a system to extract the hot air produced by the apparatus and further cooling (adiabatic) of incoming air obtained by exploiting a zone with a high concentration of nebulized water.

EMF limits (ElectroMagnetic Field limits)

Electromagnetic fields are present everywhere and are generated both by natural sources (thunderstorms, earth magnetism) and human-made ones such as power lines, TV antennas, mobile base stations, microwave ovens. They are known to affect human body in ways that depend on their frequency. For radiofrequency fields, such as those produced by mobile base stations and mobile handsets, the major biological effect is heating of the body tissues. The current view of scientific community, as outlined by World Health Organization, is that while exposure to high levels of EMF are harmful to health, there is no evidence that prolonged exposure to low levels of EMF might be harmful. The definition of what is meant to be a level low enough to be harmless is left to individual Countries, however guidelines have been defined by the International Commission on Non-Ionizing Radiation Protection (ICNIRP).

Regarding Italy, the exposure limit is 20 V/m. Moreover, in homes, schools, playgrounds and places where people may stay for longer than 4 hours per day, an ‘attention value’ of 6 V/m is applied and averaged over any 24 hour period.

EMS (Environmental Management Systems)

Environmental management systems contribute to the sustainable management of production and support processes and are a stimulus to the continual improvement of environmental performance as they are tools to ensure effective management, prevention and the continuous reduction of the environmental impact in work processes

eNB (Evolved Node B)

It is the Radio Base Station in 4G technology, which implements LTE radio interface and manages its radio resources.

EPC (Evolved Packet Core)

It is the core segment of a 4G network. It performs management of user mobility, routing of traffic (which in 4G is only packet traffic), policy enforcement, production of accounting data, interconnection with IP networks.

EPS (External Power Supplies)

External power supplies of equipment.

eSIM (embedded SIM)

It represents the evolution of the SIM: it is an integrated circuit embedded directly inside a device and consequently not extractable and not replaceable, but remotely managed through the functionality of the device itself.

Ethernet

Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

EuP (Energy-using Products)

The Eco-Design Directive for Energy-using Products (2005/32/EC) establishes a regulatory framework that manufacturers of energy-using products (EuPs) must follow, from the design phase onward, to increase energy efficiency and reduce the negative environmental impact of products.

FFC – Full Free Cooling

Cooling system based on the use of forced ventilation to reduce energy consumption.

FSC (Forest Stewardship Council)

The Forest Stewardship Council is an international non-profit NGO. The FSC represents an internationally recognized forest certification system. The purpose of certification is correct forest management and traceability of forestry products. The FSC logo guarantees that a product has been made with raw materials deriving from forests correctly managed according to the principles of the two main standards: forest management and chain of custody. FSC certification is an independent, third-party scheme.

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FTTx (Fiber To The x)

It is the term used to indicate any network architecture that uses fiber optic cabling in telecommunications access networks to replace, partially or totally, traditional copper cables. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Cabinet) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTB (Fiber to the Building) the fiber arrives at the base of the building to a distribution box from where the vertical copper connection starts; in the case of FTTH (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access)

Fixed Wireless Access refers to a set of transmission systems developed to exploit specific frequencies of the radio spectrum in order to provide fixed broadband connectivity services (with nominal connection speeds equal to 1 Gbps).

Gateway

An interconnection node between networks. A Gateway node may be used to separate networks belonging to different Domains or make functionally different networks interwork through protocol interworking.

G-FAST

G.FAST (Fast Access to Subscriber Terminal, group “G” of the ITU-T recommendations) is a DSL standard, fourth generation on copper, adopted by ITU-T starting from 2014 that allows to reach aggregate Downstream speeds + Up Stream of about 500 Mbit / s up to 100m and about 800-900 Mbit / s up to 50m.

It is therefore a technology with a speed higher than VDSL2 and eVDSL but, being optimized for very short distances, it requires the network devices to be positioned even closer to the customer than the cabinets line, or rather in distribution boxes at or at the base of buildings.

GPRS (General Packet Radio System)

Packet switched system to efficiently transmit data over 2G cellular networks.

GPON (Gigabit capable Passive Optical Network)

A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that, by unpowered fiber optic splitters, enables a single optical fiber to serve multiple premises.

GRX (GPRS Roaming eXchange for Mobile Operators)

The GRX service allows Mobile Operators to globally interconnect GPRS networks around the world enabling global GPRS roaming coverage.

GRI (Global Reporting Initiative)

The Global Reporting Initiative (GRI) is a leading organization in the field of sustainability. GRI promotes sustainability reporting as a way for organizations to become more sustainable and contribute to sustainable development.

GSM (Global System for Mobile Communication)

A worldwide standard for digital cellular telephony working on the 900MHz and 1800MHz bands. It belongs to the Second Generation (2G) of mobile systems.

HCFC (Hydrochlorofluorocarbons)

Chemical compounds used mainly in cooling systems to replace chlorofluorocarbons (CFCs) which were banned by the Montreal Protocol. They have a more limited effect in depleting the ozone layer (approximately 10% of the ozone-depleting potential of CFCs).

HFC (Hydrofluorocarbons)

Compounds used in cooling systems. They belong to the family of greenhouse gases. They do not harm the ozone layer.

HDSL (High-bit-rate Digital Subscriber Line)

Technology of xDSL family, standardized in 1994. It provides up to 8 Mb/s symmetrical over copper.

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HLR (Home Location Register)

Database where customer data are recorded. It is part of 2G and 3G systems.

Home Access Gateway – Access Gateway – Home Gateway – Residential Gateway

Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing

Leasing of physical space to customers, which is managed within a data center for the installation of their own equipment or servers.

HSPA (High Speed Packet Access)

Evolution of UMTS, which enables broadband mobile data both in Downstream (HSDPA) and Uplink (HSUPA), up to 42 Mb/s and 5.76 Mb/s, respectively.

IaaS (Infrastructure as a Service)

Through a Cloud IaaS offer (Infrastructure as a Service, see also Cloud models), a consumer acquires from a Cloud Provider in a flexible and dynamic way computing, memory, network resources and other fundamental calculation resources, through which the customer can develop and run arbitrary software, including operating systems and applications. The consumer does not manage or control the underlying Cloud infrastructure, but controls operating systems, memory, applications and possibly, in a limited way, some network components (e.g. firewalls).

ICT (Information and communication(s) technology)

Broad area concerned with information technology, telecommunications networks and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers)

An organization of professional scientists aiming at promoting technology science and research in the field of electrical and electronics engineering and related fields. IEEE also works as a publishing house and standardization body.

IMS (IP Multimedia Subystem)

It is the architecture for providing IP Multimedia services, i.e. voice/video/text/etc communications over IP networks. It comprises all the network elements related to signaling and media flow handling.

IMSI (International Mobile Subscriber Identity)

The International Mobile Subscriber Identity is a unique identifier associated with a SIM card in cellular networks.

Interconnection

Interconnection refers to the physical and logical connection among public telecommunication networks belonging to different operators, in order to enable users of an operator to communicate with users of the same or a different operator, or to access services provided by another operator.

Internet

Global network for networks interconnection based on a common protocol suite, i.e. TCP/IP, which is the language by which connected equipment (hots) are able to communicate.

Internet of Things

The Internet of Things refers to the extension of Internet to the world of objects (devices, equipment, systems,...), which become recognizable and acquire intelligence thanks to the fact that they can communicate data about themselves and access aggregate information from part of others. There are many fields of applicability: from industrial applications (production processes), logistics and infomobility, to energy efficiency, remote assistance and environmental protection.

IP (Internet Protocol)

A connectionless data routing protocol, used for data transmission on both public and private networks, in particular over the Internet.

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IPCC (IP Contact Center)

See DCC.

IP/MPLS (Internet Protocol/Multi Protocol Label Switching)

A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television)

A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

ISDN (Integrated Services Digital Network)

A narrowband system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider)

A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union)

An international organization that aims to set telecommunications standards and in the use of radio waves. Founded in 1865 in Paris, it is one of the specialized agencies of the United Nations and its head office is in Geneva.

Jitter

In electronics and telecommunications jitter indicates the variation of one or more characteristics of a signal such as, amplitude, frequency, phase, transmission delay. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

KVAR (kilovolt–amperes reactive)

Measurement system, expressed in kilovolt, of electric current lost in an AC electrical system.

LAN (Local Area Network)

A private network that covers a local geographic area and provides telecommunications services as well as interconnection between personal computers.

Lambda

Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

Latency

The latency of a system can be defined as the time interval between the time the input arrives to the system and the time when its output is available. In other words, latency is nothing more than a measure of the speed of response of a system.

LCA (Life Cycle Analysis)

Analysis methodology for the evaluation and quantification of environmental impacts associated with a product/process/activity along the entire life cycle from the extraction and acquisition of raw materials to the end of its life.

LLU (Local Loop Unbundling)

Service by which operators other than TIM can lease the local loop, i.e., the wire connection between the TIM local exchange and the customer’s premises.

Local Loop (Twisted Pair)

Twisted pair of copper wires through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called the “last mile”.

LTE (Long Term Evolution)

See 4G.

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Machine Learning

It is the ability of computers to learn without having been explicitly and preventively programmed.

MEMS (Micro-Electro-Mechanical Systems)

MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit

MGCP (Media Gateway Control Protocol)

An Internet Engineering Task Force (IETF) signaling protocol allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

MGW (Media GateWay)

Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

Microservices

In the development of modern software applications, when the term micro-services is used, a specific architectural model for the development of a single application as a suite of small services is indicated; each micro-service is identified as a specialized processing process (e.g. a web server, a storage application, etc.) and is able to communicate with fast and lean mechanisms, often based on API interfaces for the description of HTTP resources. These services provide capabilities for the development of a company’s business and are particularly suitable for the creation of software products according to agile methodologies; each micro-service can be implemented and managed independently using fully automated implementation algorithms, thus ensuring maximum flexibility in the development and maintenance of applications.

MIMO (Multiple Input Multiple Output)

It is a set of techniques aimed to increase the overall bitrate of radio access through simultaneous transmission of two (or more) different data signals on two (or more) colocated antennas, using the same frequency resources. The receiving side, also equipped with two or more antennas, is able to discriminate the different data signals by exploiting the differences in time and direction of arrival of the simultaneous signals that are caused by multipath propagation. Actually, multipath propagation i.e. the fact that a signal from A reaches a point B via multiple paths due to reflection and scattering from objects (such as buildings, trees) is a natural phenomenon affecting radio communications, which used to be seen as an impairment. Conversely, MIMO techniques exploit (using suitable signal coding) this multiplicity of paths to increase capacity.

MSC (Mobile Switching Center)

Executes functions such as controlling calls, switching traffic, billing, controlling and authentication and acts as an interface with other networks.

Multimedia

A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid services created through their interaction.

Multicast ABR (Multicast Adaptive Bit Rate)

Technology that encodes the video multicast traffic in different streams at different bitrates, used according to the channel conditions, allowing to optimize the use experience the use of network resources.

MVNO (Mobile Virtual Network Operator)

MVNO is a mobile communications service provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

NaaS (Network as a Service)

The term NaaS (Network as a Service) refers to the provision of virtual network services by a Network Provider to a third party, such as a Service Provider not equipped with geographically networked resources, or a medium/large customer that requires basic or advanced connectivity resources on a public or shared network infrastructure. Some examples of services that refer to the NaaS model are VPNs (Virtual Private Networks, Dynamic Bandwidth Services (BoD, Bandwidth on Demand) and Mobile Network Virtualization. Today, the spread of NaaS offers is increasingly supported by flexible network virtualization models and the use of network programming and automation technologies, such as Software Defined Networking (SDN).

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Naked

A digital subscriber line without an analog or ISDN telephony service. It is a line dedicated to data services

NB IoT (NarrowBand Internet of Things)

It is a 3GPP specification enabling the Internet of Things, based on the optimization of narrowband radio access aimed at the application of LTE technology to sensor networks: few and small messages per day, high coverage range (e.g. to reach the counters in the basements), very high battery life (target 10 years), high number of connections per cell (tens of thousands) and very low cost of the modules.

Net Neutrality

Net neutrality is the principle that Internet service providers should treat all data equally and not discriminate or charge differently based on user, content, website, platform, application, type of equipment, or method of communication.

Network

An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or radio connections.

Network cap

See Price cap.

NFV (Network Function Virtualization)

The NFV paradigm allows both fixed and mobile network functions to become software applications, called VNF (Virtual Network Function), which the operator can instantiate on commercial servers, exploiting virtualization technologies, separating the link between hardware and software present in the current network devices.

NGAN (New Generation Access Network)

It can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGCN (Next Generation Core Network)

TIM’s own name for the IP backbone.

NGDC (Next Generation Data Center).

A major rethink of the IT and Data Center architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).

New generation network created by TIM to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

NGNs (Non-Geographic Numbers)

Non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

Node

Topological network junction, commonly a switching center or station.

Node B (similar to BTS in GSM)

This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal that creates cell coverage (typically 3 cells for Node B).    It also performs functions that are strictly linked to managing the radio connection.

N-play offering

Offerings to customers which bundle two or more of the following mobile and fixed services: voice, broadband and ultrabroadband data, video and TV, mobile.

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NYSE

The New York Stock Exchange.

OAO (Other Authorised Operator)

Operators other than the incumbent one that provide services to their customers exploiting the fixed access network of the incumbent.

OHSAS (Occupational Health and Safety Assessment Series)

International Standard that sets the requirements that a management system for the protection of workers’ health and safety must meet.

OLOs (Other Licensed Operators)

Companies other than the incumbent operator that operate telecommunications systems in a national market.

OLT (Optical Line Termination)

Optical element of the PON network (Passive Optical Network) that acts as an interface between the PON itself and the Backbone network. OLT is located in the central office.

ONU (Optical Network Unit)

Optical element of the PON network (Passive Optical Network) which acts as an interface with the user access device or the distribution network to users. ONU is located in the distribution cabinet.

Open Source

Open Source is a computer software in which source code is released under a license in which the copyright holder grants users the rights to study, change, and distribute the software to anyone and for any purpose. Open-source software may be developed in a collaborative public manner.

Optical fiber

Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).

Methods and procedures (whether automatized or not) that directly support the daily operation of the telecommunications infrastructure.

OTN (Optical Transport Network)

It is a technology designed to enable multiplexing of digital signals for transport over WDM links, and to achieve OAM capabilities for these signals similar to those available in SDH.

This allows a better utilization of WDM links, since it allows to fill lambdas with high rate signals (e.g. 100 Gb/s), which may contain several lower rate signals (e.g. 10 Gb/s), rather than devoting a lambda for each lower rate signal.

OTT (Over the Top) players

Operators offering contents and services on the Internet without owning the proprietary TLC network infrastructure.

Outsourcing

Entrusting an external party carrying out services and business operations. For example, it can be outsourced the planning, construction and hosting services of a telecommunications management system and, ultimately, the management of the entire telecommunications system.

PaaS (Platform as a Service)

The PaaS (Platform as a Service) represents one of the three Cloud offer service models; through a PaaS offer of a Cloud Provider, the consumer is given the opportunity to distribute applications created on their own, or acquired by third parties on the cloud infrastructure, using programming languages, libraries, services and tools supported by the supplier. The consumer does not manage or control the underlying cloud infrastructure, including network, servers, operating systems, memory, but has control over the applications and possibly the configurations of the environment that hosts them.

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Packet-Switched Services

Telecommunications services provided by telcos and long-distance carriers that route packets of data between local area networks (LANs) in different geographical locations to form a wide area network (WAN). Packet-switching services are used to connect multiple LANs into a point-to-multipoint configuration, usually called a multipoint WAN.

Pay-Per-View or PPV

A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV

Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS (Personal Communications Services)

Set of wireless communications functionalities, voice and/or data, which provide similar services such as mobile ones.

Peering

Peering is the voluntary interconnection of Internet networks, that refer to different Internet Service Providers, which allows users to exchange traffic between different networks.

Penetration (market penetration)

It represents the number of people (or subscriber) who acquires goods / services of a particular brand or a particular category, divided by the population where the service is available.

Platform

It’s an execution environment that includes hardware, software, application servers and other supporting tools, for the execution of programs.

POP (Point Of Presence)

The POP is a point of access to the network (router), provided by an Internet Service Provider (ISP), able to route traffic to end users connected to POP.

POTS (Plain Old Telephone Service)

Refers to the basic telephony service, (single-line telephones, fixed-line services and access to public voice telephony network).

Price-cap

Identifies the maximum price limit set by a regulator at which a service /product can be sold

PSTN (Public Switched Telephone Network)

PSTN, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

PTN (Packet Transport Network)

It is a class of equipment that implement natively both SDH and Ethernet technologies, i.e. it is able to transport and switch separately both kinds of traffic. It is used to connect smaller, peripheral Central Offices to larger ones, that is a use case where aside packet traffic (e.g. backhauling of broadband access and mobile sites) also legacy circuit traffic (e.g. voice, 2G backhauling) may be found.

RAN (Radio Access Network)

It is the part of mobile network that implements the radio technologies, comprising data transport functions over air interface and control functions.

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Refarming

Reassignment of frequency band of an operator of mobile networks from one technology to another for optimization reasons (examples: UMTS900 instead of GSM900 or LTE1800 instead of GSM1800).

RNC (Radio Network Controller—counterpart of BSC in GSM)

RNC is the equipment (or node) for the control and aggregation of 3G network

Roaming

Agreement among two or more Mobile Operators from different Countries, under which Users can use the mobile network of other Operators participating in the agreement.

The roaming service is activated for example when the terminal is used overseas and enables a mobile user to access a different network from the one to which he subscribes.

RoHS (Restriction of Hazardous Substances)

European Directive No. 95/2002 that regulates the use of hazardous substances in electrical and electronic equipment, in order to contribute to the protection of human health and environment.

RTG (Rete Telefonica Generale)

RTG, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

SaaS (Software as a Service)

As part of the Cloud offer service models (see also Cloud entry), the SaaS (Software as a Service) model expresses the faculty provided to the consumer to use a supplier’s applications and services, operating on a cloud infrastructure. The applications are accessible from different devices through a light interface (e.g. a thin client), such as an email application on a browser, or from programs with a specific interface. The consumer does not manage or control the underlying cloud infrastructure, including network, servers, operating systems, memory, and even the capabilities of individual applications, except for limited configurations intended for him.

SAR (Specific Absorption Rate)

SAR is a measure of the percentage of electromagnetic energy absorbed by the human body when it is exposed to the action of an electromagnetic field at radio frequency (RF). See also EMF limits.

SDH Standard (Synchronous Digital Hierarchy)

The European standard for high-speed digital transmission.

It’s a protocol of the physical layer used for multiplexing in time division and the subsequent digital transmission of telephony and data, in geographic networks on optical fiber, electric cable or radio link.

SDN (Software Defined Networking)

Software Defined Networking is a paradigm based on network virtualization whose aim is to transform traditional networks into flexible and intelligent platforms to satisfy in real time the bandwidth requirements and the dynamic nature of digital applications.

SD WAN (Software Defined WAN)

In Networking topic, the SD-WAN (Software Defined WAN) solutions are an innovation of the traditional Wide Area Network solutions and of the Edges IP Networking, developed to offer advanced connectivity services addressed to Business customers. SD-WAN solutions work agnostically with respect to the access technology, the WAN transport network, they use dynamic routing of data on an application basis and in strong integration with Multi-Cloud solutions, to link connectivity to some added-value services such as WAN optimization, application monitoring and advanced security.

Service Exposure

The Service Exposure is an infrastructure to expose functionalities, called API (Application Programming Interface), both to Third Parties (eg Business Partner), both for internal use.

Service Orchestration

Service orchestration means a single centralized business process that can be performed by an orchestrator (e.g. a SW platform) that coordinates the interaction between various services and is responsible for their invocation and composition, as well as the management of transactions between the individual services. Service orchestration is often compared to Service Choreography, which instead makes a decentralized approach to the composition of services, where each of the services participating in the choreography implements a self-consistent process / workflow.

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Service Provider

The Service Provider offers to the Users (Residential or Business) that subscribe his offer, a range of contents and services.

SGU (Local exchange interconnection level for telephone traffic)

Local Exchange for telephone traffic carriage, routing and transmission. See also Central Office.

SL (Distribution Frame level for telephone traffic)

See Central Office.

Shared Access

Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an Operator (TIM or others) and ADSL service on the proprietary network of the shared access operator (i.e. not passing over the TIM network but directly through the DSLAM of the operator).

SLA (Service Level Agreement)

Service Level Agreements are contractual instruments through which service metrics are defined (eg quality of service) that must be respected by a service provider (provider) towards their customers / users.

SLU (Sub Loop Unbundling)

It consists in providing access to the local sub-section of the Operator copper network, in particular the section of the network between the user site and the distribution cabinet or an intermediate concentration point

Small Cells

Small cells are low energy consumption access nodes to the radio spectrum. . Smaller than the antennas, Small Cells are usually used in mobile telephony, both for the coverage of outdoor areas (squares, pedestrian streets, etc.) and for the coverage of indoor hot spots (airports, stadiums, shopping centers, stations, hospitals, university campuses, etc.).

SME (Small Medium Enterprise)

Market segment of small- and medium-size enterprises (from 3 to 50 employees).

SMART CITY

The term Smart City refers to an urban area that uses integrated ICT technologies to optimize resources in key areas: mobility, communication, economy, work, environment, administration and construction. From an infrastructural point of view, the use of available resources on the web improves economic and political efficiency and can allow social, cultural and urban development.

Smartphone

Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

SMART TV

The term Smart TV identifies the new generation of televisions which allows us to enjoy multimedia audio-video content (movies, TV series, music videos, gaming,..) through an internet connection.

SMS (Short Message Service)

Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO (Small Office / Home Office)

Market segment consisting of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

SON (Self-Organizing Network)

It is a set of technologies and architectures that allows Operators to introduce, in the context of radio-mobile networks, the technological enablers for the automation of network configuration, optimization and assurance processes.

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Switch

•

(Telephone switch) Synonymous of Telephone Exchange, i.e. network equipment used to set up and route telephone calls to the number called possibly through other switches. They may also record information for billing and control purposes.

•	(Network switch) Data networking equipment able to receive and forward packets using information at layer 2 of OSI (Open Systems Interconnection) model (i.e. hardware addresses of other equipment)

Synchronous

Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

STB (Set-Top Box)

It is a customer device able to receive TV signals from a communication network (such as broadband/ultrabroadband access network, terrestrial broadcast, satellite broadcast, etc) and output them to TVs and other display devices (monitors, projectors, etc.). It may include Conditional Access functions to handle paid content

Tablet

Portable computer with compact dimensions whose screen can be used to write or give commands with the touch of your fingers or using a specially designed stylus.

TAL (Tele Alimentation for Remote Power Feeding)

Technique for power feeding roadside network equipment (such as ultrabroadband equipment located in street cabinets in Fiber to the Cabinet architecture) from the local exchange.

TCO (Total Cost of Ownership)

The TCO represents the global cost of an asset (eg an IT equipment) during its life cycle. The TCO takes into account both direct costs (hardware costs, network infrastructure, licenses) and indirect costs (management, maintenance, energy consumption).

TDMA (Time Division Multiple Access)

A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information channel at specific intervals and then reconstructs the pieces at the end of the channel.

ToIP (Telephony over IP)

The term is often used as synonymous of VoIP, however it has a wider meaning since it includes advanced telephony services (such as video, messaging, possibly some call handling, etc) beyond the basic voice communication.

TRX

Radio transceivers located in BTS.

UltraBroadBand

Includes all network technologies that offer connectivity from 30Mbit/s to over 1Gbit/s, referring in particular to the peak rate and not to the average available. The definition is related to the characteristics of the fixed and mobile access network. By increasing the capacity and the speed, Ultra Broadband technologies allow quicker access from multiple users to the content available on the net, also on the move, and to take advantage of high quality video up to Ultra HD and interactive gaming.

UMTS (Universal Mobile Telecommunications System)

See 3G.

Unbundling

It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises, so that the alternative operator is able to connect the twisted pair from the customer to its own equipment.

Universal Service

The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

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UPS (Uninterruptible Power Supply)

Electrical equipment that provides continuous powering to users in case of power outage.

VAS (Value-Added Services)

Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network. In PSTN and first generation mobile networks the basic service was telephony (switched voice calls, initially analog and later digital ones) while VAS could include data and fax transmission services, as well as call handling features such as call waiting, call forwarding, etc..

As time passed VAS based on call handling grew with further features such as toll free calling, voice virtual private networks, etc. A new class of VAS also developed in mobile networks, including message handling services such as SMS and MMS. In parallel, development of data networks turned data transmission services (initially X25, then Frame Relay, ATM, Ethernet, IP) into basic services of those networks, on top of which there may be VAS such as address translation, data virtual lines and virtual networks, traffic priority, encryption, etc.

A further category of VAS is those based on contents of Service Providers linked to the network, beginning with contents provided on telephony network, going on with contents delivered via SMS (news, meteo, etc) and contents provided via browsing from mobile and fixed terminals, and arriving to video streaming contents.

VDSL (Very - high – data – rate Digital Subscriber Line)

Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VDSL2 (Very - high – data – rate Digital Subscriber Line 2)

“2nd generation” VDSL, able to achieve downstream speed in the range of hundreds of Mbps. Actual data rate however is largely dependent upon the distance between customer equipment and network equipment, e.g. for distances of some hundred meters the achievable rate is about 100 Mbps. For this reason, network equipment is typically located in street cabinets, so to be closer to customers. A VDSL2 evolution named eVDSL (enhanced VDSL) yields achievable rates around 200 Mbps; it has been recently deployed in TIM network.

Vectoring

Transmission technology that removes mutual interference (crosstalk) between copper lines bundled in the same cable. Of particular interest is the use on VDSL / VDSL2 / eVDSL lines in view of the growing penetration of ultrabroadband services, which would make interference more perceptible. In this perspective, the use of vectoring allows to maintain the typical performances of the aforementioned technologies. The technology is placed in the ONU apparatus where to be effective it is applied on all the lines of a cable; this means that in case of SLU (Sub Loop Unbundling), that is the presence of ONUs of several operators serving the lines of the same cable, a more complex implementation is required, the MOV (Multi-Operator Vectoring) that coordinates the vectoring of the different ONUs.

Virtualization

An approach to implementation of functionality resorting only to software running on general purpose hardware generally not dedicated, as opposed to approaches resorting also to special purpose and/or dedicated hardware.

VOD (Video On Demand)

TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast specifically for cable and satellite TV.

VoIP (Voice Over IP)

A technology that allows transmission of voice communication over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks ( such as IP-based LANs, Intranets or the Internet) instead of a conventional phone line.

VoLTE/ViLTE (Voice over LTE / Video over LTE)

A service providing voice and video calls over IP via LTE radio access, controlled by standard ToIP architecture named IMS (IP Multimedia Subsystem). The mated naming VoLTE/ViLTE is used since the service is essentially the same for voice and video, differing only in the type of media streams that are set up. Since it is standard based, it achieves interoperability among user terminals and between terminals and networks.

VPN (Virtual Private Network)

A network designed for a business customer or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

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VRAN (Virtual Radio Access Network)

It is an architecture applied in 4G/5G networks which implies a split of the Base Station between a Centralized Unit and a Remote or Distributed Unit. The CU is typically placed in a more centralized site than antennas and deals with baseband signal processing, so also the terminology BBU (BaseBand Unit) is used, while the Remote Unit is left at antenna sites to provide radio coverage and is also termed RRU (Remote Radio Unit). Given this split the CUs may be implemented as Virtual Network Functions on a suitable hardware infrastructure, from which the ‘virtual’ title.

For the viability of the architecture a key issue is the choice of the partition of Base Station functions between CUs and DUs, which affects the requirements on communication links CU-DU (referred to as fronthaul). In the 5G development efforts this issue has been addressed by identifying split options that are candidate for standardization.

VULA (Virtual Unbundling Local Access)

A wholesale service provided by incumbent providers to alternative operators, where the incumbent provides – over its broadband access network – the transport of data traffic (a ‘bitstream’) between the end customer and an interconnection point where the alternative operator receives said traffic. In TIM’s case, the interconnection point is located at local exchange level, aside the OLT (Optical Line Termination) i.e. the head end of optical access network.

WAN (Wide Area Network)

A private network that covers a wide geographic area using public telecommunications services.

WEEE (Waste Electrical and Electronic Equipment)

Waste from electrical and electronic equipment which the holder intends to dispose of as it is faulty, unused or obsolete.

White, gray and black areas

The distinction between white, gray and black areas is relevant for the assessment of state aid to support the development of ultrabroadband networks, in terms of the compatibility of the aid with respect to Community legislation. This classification is contained in the European Union Guidelines:

•	white areas are areas without ultrabroadband (UBB) networks (connectivity), where private investors do not intend to invest in the next three years;

•	gray areas are areas in which an ultrabroadband (UBB) network (connectivity) is present or will be developed in the next three years by a single private operator.

•	black areas are areas in which at least two ultrabroadband (UBB) networks (connectivity) of different operators are present or will be developed over the next three years.

Wi-Fi

Wireless technology enabling data links in a limited area, generally in some hundred meters range, with speed up to tens of Mbps. Typical applications are in homes and offices as alternative to wired LAN, as well as in public services for Internet access, and also to create link between devices (e.g. between a laptop and a smartphone linked to Internet).

Wi – Max (Worldwide Interoperability for Microwave Access)

A technology that allows wireless access to broadband telecommunications networks, initially defined in order to work on ranges up to tens of kilometers and speed in the tens of Mbps.. It was defined by the Wi—MAX Forum, a global consortium formed in 2001 that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE standards.

WLL (Wireless Local Loop)

The means of providing a local loop equivalent (e.g. connection from customer premises to local exchange) without the use of wiring, resorting instead to wireless technologies.

WLR (Wholesale Line Rental)

It is a telephony only wholesale service provided by the incumbent to alternative operators, whereby the alternative operator gets an ULL-like service without the need to physically deploy equipment at local exchange sites. It is technically similar to Carrier PreSelection (CPS), and differs from CPS on the commercial side since the end customer is not subscribed to the incumbent’s access service, nor billed for it; in this way alternative operators are able to provide to customers both access and traffic services and to produce a single bill covering both services.

xDSL (Digital Subscriber Line)

It is a technology that makes use of standard telephone lines and it includes different categories including ADSL (Asymmetric DSL), HDSL (High-data-rate DSL), VDSL (Very high bit rate DSL) and eVDSL (enhanced Very high bit rate DSL). This technology uses a digital signal at very high frequencies in order to achieve high data transfer rates.

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USEFUL INFORMATION

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet	Users can access the 2018 Annual Report at the following URL telecomitalia.com/Bilanci-Relazioni They can also obtain information about TIM at the following URL www.tim.it

Investor Relations	+39 36881 (operator) investor_relations@telecomitalia.it

TIM S.p.A.

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 11,677,002,855.10 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

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Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

TIM S.p.A.
BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager

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